Form 20-F
Immatics B.V.
filed 2020-07-08
CIK 1809196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 1, 2020

Commission File Number: 001-39363

Immatics N.V.

(Exact name of Registrant as specified in its charter)

Not applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

Tel: +49 (7071) 5397-0

(Address of principal executive offices)

Harpreet Singh

Copy to: Edward Sturchio

Immatics US, Inc.

2130 W. Holcombe Blvd., Suite 900

Houston, Texas 77030

Tel: (281) 810-7545

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01 per share	IMTX	The NASDAQ Stock Market LLC
Warrants to purchase ordinary shares	IMTXW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On July 1, 2020, the issuer had 62,908,617 ordinary shares, nominal value €0.01 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issue		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On July 1, 2020 (the “Closing Date”), Immatics N.V. (f/k/a Immatics B.V.), a Netherlands public limited liability company (the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 17, 2020, as amended by Amendment No. 1, dated June 7, 2020 (as amended, the “Business Combination Agreement”), by and among the Company, ARYA Sciences Acquisition Corp., a Cayman Islands exempted company (“ARYA”), Immatics Biotechnologies GmbH, a German limited liability company (“Immatics”), Immatics Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), and Immatics Merger Sub 2, a Cayman Islands exempted company (“IB Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

Shareholders of Immatics exchanged (the “Exchange”) their equity interests in Immatics for an aggregate number of ordinary shares, nominal value €0.01 per share, of the Company (the “Ordinary Shares”) equal to (i) $350,000,000, divided by (ii) $10.00 (including (A) holders of vested Immatics stock appreciation rights that received cash proceeds in exchange for the cancellation of such stock appreciation rights and subsequently invested portions of such cash proceeds in the Company in exchange for Ordinary Shares, and (B) holders of unvested Immatics stock appreciation rights that received options to purchase Ordinary Shares in exchange for the cancellation of such rights).

•

Immediately after the Exchange, the legal form of the Company was changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap).

•

ARYA Merger Sub merged with and into ARYA (the “First Merger”), with ARYA as the surviving company (the “First Surviving Company”), and, after giving effect to the First Merger, becoming a wholly-owned subsidiary of the Company.

•

In connection with the First Merger, each issued and outstanding ordinary share of ARYA was converted into one ordinary share of the First Surviving Company and, immediately thereafter, each of the resulting ordinary shares of the First Surviving Company was automatically exchanged for one Ordinary Share.

•

Each outstanding warrant to purchase a Class A ordinary share of ARYA was, by its terms, converted into a warrant to purchase one Ordinary Share (the “Public Warrants”), other than the warrants held by ARYA Sciences Holdings, a Cayman Islands exempted company and an affiliate of ARYA (the “ARYA Sponsor”), which were forfeited. The Public Warrants entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share and will become exercisable 30 days after the Closing Date. The Public Warrants will expire five years after the Closing Date or earlier upon redemption or liquidation in accordance with their terms.

•

The First Surviving Company merged with and into IB Merger Sub, with IB Merger Sub as the surviving company in the merger, and each issued and outstanding First Surviving Company share was automatically converted into one ordinary share of IB Merger Sub.

Prior to the Business Combination, the Company did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of ARYA Merger Sub and IB Merger Sub. Upon the closing of the Business Combination, the Company became the direct parent of Immatics, a biopharmaceutical company focused on the development of T cell receptor-based immunotherapies for the treatment of cancer.

On March 17, 2020, concurrently with the execution of the Business Combination Agreement, the Company and ARYA entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 10,415,000 Ordinary Shares at $10.00 per share for gross proceeds of approximately $104.2 million (the “PIPE Financing”) on the Closing Date, $25.0 million of which was funded by an affiliate of the ARYA Sponsor. The PIPE Financing closed concurrently with the Business Combination.

The Ordinary Shares and the Public Warrants are trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “IMTX” and “IMTXW”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “TopCo” or the “Company” refer to Immatics N.V., a Netherlands public limited liability company, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

•	future operating or financial results;

•	Immatics’ expectations relating to dividend payments and forecasts of its ability to make such payments;

•	acquisitions, business strategy and expected capital spending;

•	assumptions regarding interest rates and inflation;

•

the combined company’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve the Company’s capital base;

•	ability of the combined company to effect future acquisitions and to meet target returns;

•	the initiation, timing, progress, costs and results of Immatics’ clinical trials;

•	the timing of meetings with and feedback from regulatory authorities as well as any submission of filings for regulatory approval of Immatics’ programs;

•	the potential advantages and differentiated profile of Immatics’ product candidates compared to existing therapies for the applicable indications;

•	Immatics’ ability to successfully manufacture or have manufactured drug product for clinical trials and commercialization;

•	Immatics’ ability to successfully commercialize drug products, if approved;

•	the rate and degree of market acceptance of Immatics product candidates, if approved;

•	Immatics’ expectations regarding the size of the patient populations for and opportunity for and clinical utility of Immatics’ product candidates, if approved for commercial use;

•	Immatics’ estimates of its expenses, ongoing losses, future revenue, capital requirements and needs for or ability to obtain additional financing;

•	Immatics’ ability to maintain intellectual property protection for its drug products;

•	Immatics’ ability to identify, acquire or in-license and develop new product candidates;

•	Immatics’ ability to identify, recruit and retain key personnel;

•	developments and projections relating to Immatics’ competitors or industry; and

•

other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of the Registration Statement on Form F-4 of the Company (File No. 333-237702) (the “Registration Statement”), which section is incorporated herein by reference

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement/Prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

B. Advisers

Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210, United States, has acted as U.S. securities counsel for the Company and Immatics and will continue to act as U.S. securities counsel to the Company following the closing of the Business Combination.

CMS Derks Star Busmann N.V., Atrium, Parnassusweg 737, 1077 DG Amsterdam, Netherlands, has acted as counsel for the Company and Immatics with respect to Dutch law and will continue to act as counsel for the Company with respect to Dutch law following the closing of the Business Combination.

CMS Hasche Sigle Partnerschaft von Rechtsanwälten und Steuerberatern mbB, Nymphenburger Straße 12, 80335 Munich, Germany, has acted as counsel for the Company and Immatics with respect to German law and will continue to act as counsel for the Company with respect to German law following the closing of the Business Combination.

C. Auditors

For the years ended December 31, 2019 and 2018, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Straße 8, 80636 Munich, Germany, has acted as the accounting firm for the Company and its predecessor.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Prior to the Business Combination, the Company had no material assets and did not operate any business. Following and as a result of the Business Combination, the business of the Company is conducted through Immatics, its direct, wholly-owned subsidiary.

Selected financial information regarding Immatics is included in the Proxy Statement/Prospectus under the section titled “Selected Historical Financial Data of Immatics” and is incorporated herein by reference.

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2020, after giving effect to the Business Combination and the PIPE Financing.

As of March 31, 2020 (pro forma for Business Combination and PIPE Financing)	(€) in millions
Cash and cash equivalents	€303.6
Total indebtedness	€0
Share Capital	€0.6

Share premium	€575.0

Accumulated deficit	€(427.2)

Other reserves	€(1.5)

Total equity	€146.9

Total capitalization	€146.9

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of Immatics are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the Company is Immatics N.V. The Company was incorporated as a Dutch private limited liability corporation (besloten vennootschap met beperkte aansprakelijkheid) on March 10, 2020. As part of the Business Combination, the Company changed its legal form to a public limited liability company (naamloze vennootschap). The address of the registered office of the Company is Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany, and the telephone number of the Company is +49 (7071) 5397-0.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Business of TopCo before the Business Combination” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.immatics.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, Immatics, a biopharmaceutical company focused on the development of T-cell receptor-based immunotherapies for the treatment

Information regarding the business of Immatics is included in the Proxy Statement/Prospectus under the sections titled “Business of Immatics and Certain Information about Immatics” and “Immatics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, Immatics became a direct, wholly-owned subsidiary of the Company. The organizational chart of the Company is included on page 23 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of Immatics is included in the Proxy Statement/Prospectus under the section titled “Business of Immatics and Certain Information about Immatics—Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Immatics, its direct, wholly-owned subsidiary.

The discussion and analysis of the financial condition and results of operations of Immatics is included in the Proxy Statement/Prospectus under the section titled “Immatics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of the Company after the closing of the Business Combination, including a summary of the 2020 Stock Option and Incentive Plan, which was approved by the shareholders of the Company on June 30, 2020, is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions—Immatics Relationships and Related Party Transactions—Indemnification Agreements” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Immatics, its direct, wholly-owned subsidiary.

Information regarding the employees of Immatics is included in the Proxy Statement/Prospectus under the section titled “Business of Immatics and Certain Information about Immatics—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 62,908,617 Ordinary Shares outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Financing, and does not include 7,187,500 Ordinary Shares issuable upon the exercise of the Public Warrants that will remain outstanding following the Business Combination.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of Ordinary Shares	Percentage of All Ordinary Shares
Executive Officers, Directors and Director Nominees
Harpreet Singh, Ph. D.	267,241	*
Thomas Ulmer	19,351	*
Carsten Reinhardt, M.D., Ph.D.	107,781	*
Toni Weinschenk, Ph.D.	71,598	*
Rainer Kramer, Ph.D.	60,338	*
Steffen Walter, Ph.D.	38,302	*
Cedrik Britten, M.D.	—	—
Peter Chambré	105,987	*
Michael G. Atieh	—	—
Paul R. Carter	—	—
Christof Hettich	—	—
Heather L. Mason	—	—
Adam Stone(1)	—	—
All executive officers and directors as a group (13 persons)	—	—
Other 5% Shareholders
ARYA Sciences Holdings(2)	6,093,750	9.7%
dievini Hopp BioTech holding GmbH & Co. KG(3)	16,476,073	26.2%
AT lmpf GmbH(4)	4,911,778	7.8%
Wellington Partners(5)	4,721,590	7.5%

*	Indicates beneficial ownership of less than 1% of total outstanding Ordinary Shares.

(1)	Does not include any Ordinary Shares indirectly owned by Adam Stone as a result of his membership interest in ARYA Sponsor.

(2)

ARYA Sciences Holdings is governed by a three member board of directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. The business address of ARYA Sciences Holdings is c/o Perceptive Advisors, 51 Astor Place, 10th Floor, New York, New York 10003.

(3)

Dr. Friedrich von Bohlen und Halbach, Dr. Christof Hettich and Dr. Mathias Hotum are managing directors of dievini Hopp BioTech holding GmbH & Co. KG and have sole representation over such securities, and Dietmar Hopp, also a managing director of dievini Hopp BioTech holding GmbH & Co. KG, has joint power of representation over such securities. The business address of Hopp BioTech holding GmbH & Co. KG is dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor-Strasse 57, 69190 Walldorf, Federal Republic of Germany.

(4)

Helmut Jeggle is a managing director of AT Impf GmbH and has sole power of representation over such securities, Thomas Maier is a managing director of AT Impf GmbH and has joint power of representation over such securities, and Melissa Simon and Sebastian Beyer are procurists of AT Impf GmbH and have joint power of representation over such securities. The business address of AT Impf GmbH is c/o Athos Service GmbH, Rosenheimer Platz 6, 81669 Munich, Federal Republic of Germany.

(5)

Consists of 2,740,987 Ordinary Shares held by Wellington Partners Ventures II GmbH & Co. KG (A), 1,184,440 Ordinary Shares held by Wellington Partners Nominee Ltd. and 796,163 Ordinary Shares held by Wellington Partners Ventures IV Life Science Fund L.P. The business address for Wellington Partners Ventures II GmbH & Co. KG (A) is Tuerkenstrasse 5, 80333 Munich, Federal Republic of Germany. Cornelia Huber and Rolf Christof Dienst are managing directors of Wellington Partners Verwaltungs GmbH, the liquidator of Wellington Partners Ventures II GmbH & Co. KG (A), and have ultimate voting authority with respect to the shares held by Wellington Partners Ventures II GmbH & Co. KG (A). The business address for each of Wellington Partners Ventures IV Life Sciences Fund L.P. and Wellington Partners Nominee Ltd. is 11-15 Seaton Place St Helier Jersey JE4 0QH, Channel Island. Matthew Hague and Patrycja Bocianowska are representatives of Wellington Partners Management Limited, the general partner of Wellington Partners Ventures IV Life Science Fund L.P., and have sole power of representation over the securities held by each of Wellington Partners Ventures IV Life Sciences Fund L.P. and Wellington Partners Nominee Ltd.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company and Immatics is included in the Proxy Statement/Prospectus under the sections titled “Business of TopCo before the Business Combination—Legal Proceedings” and “Business of Immatics and Certain Information About Immatics—Legal Proceedings”, respectively, and is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since December 31, 2019 and March 31, 2020, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Public Warrants

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols IMTX and IMTXW, respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of Ordinary Shares and 100 round lot holders of Public Warrants. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents—Investor Rights Agreement” and is incorporated herein by reference.

Public Warrants

Upon the completion of the Business Combination, there were 7,187,500 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols IMTX and IMTXW, respectively. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of Ordinary Shares and 100 round lot holders of Public Warrants. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 285,000,000 Ordinary Shares and 15,000,000 financing preferred shares, €0.01 par value per share (the “Financing Preferred Shares”).

As of July 1, 2020, subsequent to the closing of the Business Combination, there were 48,447,306 Ordinary Shares outstanding, and no Financing Preferred Shares outstanding. Additionally, there were 7,187,500 Public Warrants outstanding, each of which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. As of July 1, 2020, we held no Ordinary Shares as treasury shares.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of TopCo Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of TopCo Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977

(Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

Under German law, there are no exchange controls restricting the transfer of funds between Germany and other countries or individuals subject to applicable restrictions concerning import or export control or sanctions and measures against certain persons, entities and countries subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the European Union.

Under German foreign trade regulation, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank on any payment received from or made to a non-resident corporation or individual if the payment exceeds € 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank on any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of € 5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank on any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of € 3 million must report annually to the German Central Bank on any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Ordinary Shares and Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

The Company will have power to make distributions to shareholders only to the extent that its equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law or by the articles of association of the Company. The management board of the Company or, after the first anniversary of the Closing Date, the management board and the supervisory board of the Company, determine whether and how much of the profit shown in the adopted annual accounts it will reserve and the manner and date of any dividend. All calculations to determine the amounts available for dividends will be based on the company-only annual accounts, which may be different from the consolidated financial statements of the Company. In addition, the management board is permitted, subject to the approval of the supervisory board and certain requirements, to declare interim dividends without shareholder approval. The Company may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution the Company is not able to pay its due and collectable debts, then its shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to the creditors of the Company.

Since the Company is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation to make funds available to the Company. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the subsidiaries of the Company may pay dividends, make loans or otherwise provide funds to the Company.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Immatics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of Immatics Biotechnologies GmbH are incorporated by reference to pages F-37–F-73 in Amendment No. 4 to the Registration Statement, filed with the SEC on June 10, 2020 (“Amendment No. 4”).

The unaudited interim condensed consolidated financial statements of Immatics Biotechnologies GmbH are incorporated by reference to pages F-74–F-84 in Amendment No. 4.

The audited financial statements of ARYA Sciences Acquisition Corp. are incorporated by reference to pages F-2–F-18 in Amendment No. 4.

The unaudited condensed interim financial statements of ARYA Sciences Acquisition Corp. are incorporated by reference to pages F-19–F-36 in Amendment No. 4.

The unaudited pro forma condensed combined financial statements of Immatics Biotechnologies GmbH and ARYA Sciences Acquisition Corp. are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Form of Articles of Association of Immatics N.V. (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 5, 2020)

1.2	Form of Deed of Conversion of Immatics B.V. (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 5, 2020)

2.1	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp. (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 5, 2020)

4.1	Business Combination Agreement, dated as of March 17, 2020, by and among ARYA Sciences Acquisition Corp., Immatics Biotechnologies GmbH, Immatics B.V., Immatics Merger Sub 1 and Immatics Merger Sub 2 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on April 16, 2020)

4.2	Amendment No. 1 to Business Combination Agreement, dated as of June 7, 2020, by and among ARYA Sciences Acquisition Corp., Immatics Biotechnologies GmbH, Immatics B.V., Immatics Merger Sub 1 and Immatics Merger Sub 2 (incorporated by reference to Exhibit 2.2 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 8, 2020)

4.3	Plan of First Merger (incorporated by reference to Exhibit 2.3 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 8, 2020)

4.4	Plan of Second Merger (incorporated by reference to Exhibit 2.4 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 8, 2020)

4.5	Form of Sponsor Letter Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on April 16, 2020)

4.6	Form of Investor Rights and Lock-up Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on April 16, 2020)

4.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on April 16, 2020)

4.8*	Form of Indemnification Agreement (Executive Officers and Directors (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 5, 2020)

4.9*	2020 Stock Option Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.16 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 8, 2020)

8.1	List of subsidiaries of Immatics N.V. (incorporated by reference to Exhibit 21.1 to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 5, 2020)

15.1†	Unaudited Pro Forma Condensed Combined Financial Statements of Immatics Biotechnologies GmbH and ARYA Sciences Acquisition Corp.

15.2†	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, independent registered accounting firm for Immatics Biotechnologies GmbH.

†	Filed herewith.
*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

IMMATICS N.V.

July 8, 2020	By:	/s/ Harpreet Singh
Name: Harpreet Singh
Title: Chief Executive Officer