Form 20-F
period 2020-12-31
Immatics N.V.
filed 2021-03-30
CIK 1809196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39363

Immatics N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive offices)

Edward A. Sturchio

Immatics US, Inc.

2130 W. Holcombe Blvd., Suite 900

Houston, Texas 77030

(281) 810-7545

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01 per share	IMTX	The Nasdaq Stock Market
Warrants to purchase ordinary shares	IMTXW	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.01 per share: 62,908,617

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise stated or the context otherwise indicates, (i) references to the “company”, “we”, “our” or “us” refer to Immatics N.V., together with its subsidiaries, including Immatics Biotechnologies GmbH; (ii) references to “Immatics” refer solely to Immatics N.V.; and (iii) references to “Immatics OpCo” refer solely to Immatics Biotechnologies GmbH. Immatics N.V. is a Dutch public limited liability company (naamloze vennootschap) incorporated on March 10, 2020 and the holding company of Immatics Biotechnologies GmbH, a German biopharmaceutical company incorporated in 2000 focused on the development of T cell receptor-based immunotherapies for the treatment of cancer. Immatics Biotechnologies GmbH holds all material assets and conducts all business activities and operations of Immatics N.V.

Trademarks, Service Marks

The Immatics logo , Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR™, TCER™, AbsQuant™, IMADetect™ and other trademarks or service marks of Immatics appearing in this Annual Report are the property of the company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Annual Report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Financial Information

The terms “dollar,” “USD” or “$” refer to the U.S. dollar and the term “euro,” “EUR” or “€” refer to the euro, unless otherwise indicated. The exchange rate used for conversion between U.S. dollars and euros is based on the ECB euro reference exchange rate published by the European Central Bank.

Our consolidated financial statements are presented in euros and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Market and Industry Data

This Annual Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding our current expectations or forecasts of future events. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These forward-looking statements include:

•

the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials, including our Adoptive Cell Therapy (“ACT”) and bispecific T cell engaging receptor (“TCR Bispecific”) trials;

•

the timing of investigational new drug application (“IND”) or clinical trial application (“CTA”), biologics license application (“BLA”), Marketing Authorization Application (“MAA”) and other regulatory submissions with the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or comparable regulatory authorities;

•

the proposed clinical development pathway for our product candidates and the acceptability of the results of clinical trials for regulatory approval of such product candidates by the FDA, the EMA or comparable regulatory authorities;

•	assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•	the potential advantages and differentiated profile of ACT and TCER Bispecific product candidates compared to existing therapies for the applicable indications;

•	our ability to successfully manufacture or have manufactured drug product for clinical trials and commercialization;

•	our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved;

•	assumptions relating to the rate and degree of market acceptance of any approved product candidates;

•	the pricing and reimbursement of our product candidates;

•	our ability to identify and develop additional product candidates;

•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;

•

our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our product candidates, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

•	our expectations regarding the impact of the COVID-19 pandemic;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.

These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report titled “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. As an emerging growth company, the presentation of selected financial data is limited to periods for which audited financial statements have been presented in connection with our first registration statement that became effective under the Securities Act. Our historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statement of Loss of Immatics N.V.

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	31,253	18,449	3,770
Research and development expenses	(67,085)	(40,091)	(33,971)
General and administrative expenses	(34,186)	(11,756)	(7,666)
Other income	303	385	3,458
Operating result	(69,715)	(33,013)	(34,409)
Financial result	(159,901)	526	2,054

Loss before taxes	(229,616)	(32,487)	(32,355)
Taxes on income	—	—	—

Net loss	(229,616)	(32,487)	(32,355)

Net loss per share - basic and diluted	(4.77)	(0.95)	(0.95)
Weighted average shares outstanding - basic and diluted	48,001,228	33,093,838	33,093,838

Consolidated Statement of Financial Position of Immatics N.V.

	As of
	December 31, 2020	December 31, 2019	December 31, 2018
	(Euros in thousands)
Cash and cash equivalents	207,530	103,353	39,367
Total assets	254,646	134,277	61,318
Total liabilities	150,390	175,112	70,489
Total equity	104,256	(40,835)	(9,171)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

•	We have a history of operating losses and expect to continue to incur losses.

•	Our product candidates represent novel approaches to the treatment of diseases, and there are many uncertainties regarding the development of our product candidates.

•	Our current product candidates are in various stages of development, and it is possible that none of our product candidates will ever become commercial products.

•	Delays in the commencement and completion of clinical trials could increase costs and delay or prevent regulatory approval and commercialization of our product candidates.

•	Clinical trials are expensive, time-consuming and difficult to design and implement, and our clinical trial costs may be higher than for more conventional therapeutic technologies or drug products.

•	Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.

•

The regulatory review and approval processes of the FDA, the EMA and comparable regulatory authorities are lengthy, time-consuming and uncertain. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, we will not be able to commercialize our product candidates and our ability to generate revenue will be materially impaired.

•

The regulatory landscape that will govern our product candidates is still evolving. Regulations relating to more established gene therapy and cell therapy products and TCR Bispecific products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

•	Our product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.

•

We rely on third parties to conduct preclinical studies and/or clinical trials of our product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

•	We rely on third parties for the manufacture of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

•	We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods and/or technologies before or more successfully than we do.

•

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our securities.

Risks Related to Our Financial Position and Need for Additional Capital

We have a history of operating losses and expect to continue to incur losses.

We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from operations. We have incurred net losses in each year since inception, including consolidated net losses of €229.6 million, €32.5 million and €32.4 million for the years ended December 31, 2020, 2019 and 2018 respectively. As of December 31, 2020, we had accumulated consolidated losses of €462.3 million. We do not expect to generate any meaningful product sales or royalty revenues for the foreseeable future. We expect to incur significant additional operating losses in the future as we continue and expand our research and development efforts for our product candidates.

Even if we obtain regulatory approval of and are successful in commercializing one or more of our product candidates, we may incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future operating losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our operating losses may fluctuate significantly from quarter to quarter and from year to year.

We may never achieve or sustain profitability.

We do not know when or whether we will become profitable. We have no products approved for commercial sale and have not generated revenue from operations. To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and commercializing one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products and achieving market acceptance for any approved products. We may never succeed in these activities. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.

Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability. If we are required by the FDA, the EMA or any comparable regulatory authority to perform preclinical studies or clinical trials in addition to those we currently expect to conduct, or if there are any delays or complications in completing preclinical studies of our product candidates or, if preclinical studies are successful, in submitting an IND or CTA to the FDA and comparable regulatory authorities, and if clinical trials are successful, in submitting a BLA or MAA to the FDA and comparable regulatory authorities, manufacturing clinical trial supplies and completing clinical trials, our expenses could increase substantially and our ability to achieve profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. After we achieve profitability, if ever, we expect to continue to engage in substantial research and development activities and to incur substantial expenses to develop and commercialize additional product candidates. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability.

Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional product candidates or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

We have never generated any revenue from product sales, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

Since our inception, our operations have been largely focused on developing our product candidates, including conducting preclinical studies and clinical trials, raising capital and building our management team and infrastructure. We have not yet demonstrated an ability to obtain regulatory approvals, manufacture products, or partner with contract manufacturing organizations (“CMOs”) to manufacture products, on a commercial scale or conduct sales and marketing activities necessary for successful commercialization. Additionally, the markets for our product candidates are competitive. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products. Moreover, if our research and development efforts are successful, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

We will need additional capital to fund our operations and complete the development and commercialization of our product candidates. Our inability to obtain this capital when needed could force us to delay, limit, reduce or terminate our product development efforts.

Our operations have consumed substantial amounts of cash since inception. The development of biotechnology product candidates is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future product candidates. Our expenditures in the foreseeable future may include costs associated with conducting research and development activities, conducting preclinical studies and clinical trials, obtaining regulatory approvals, undertaking commercialization activities, establishing our sales and marketing capabilities, manufacturing and selling approved products and potentially acquiring new technologies.

As of December 31, 2020, we had €232.0 million in cash and cash equivalents and other financial assets. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

•	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

•	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

•	our ability to successfully commercialize our product candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

•	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Additional funds may not be available when we need them or on terms that are acceptable to us. In addition, market volatility resulting from the COVID-19 pandemic and other factors could also adversely impact our ability to access capital as and when needed. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our product development efforts.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our intellectual property or product candidates on unfavorable terms.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

We may expend our resources to pursue particular product candidates and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial resources and personnel, we focus on the development of specific product candidates based on our product development strategy. As a result, we may forgo or delay the pursuit of other product candidates that later prove to have greater commercial potential. Decision making about which product candidates to prioritize involves inherent subjectivity and/or uncertainty. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Failure to properly assess potential product candidates could result in our focus on product candidates with low market potential, which would harm our business and financial condition. Our spending on current and future research programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We are exposed to risks related to currency exchange rates.

We operate internationally and are exposed to fluctuations in foreign exchange rates between the euro and other currencies, particularly the U.S. dollar. Our reporting currency is the euro and, as a result, financial line items are converted into euros at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will continue to be denominated in currencies other than the euro. Unfavorable developments in the value of the euro relative to other relevant currencies, especially the U.S. dollar, could adversely affect our business and financial condition.

The use of net operating loss carryforwards may be limited.

Both Immatics OpCo and Immatics US, Inc. (“Immatics US”) incurred significant losses in the past and therefore are entitled to use net operating loss carryforwards. As of December 31, 2020, we had German federal net operating loss carryforwards of €203.4 million and Immatics US had U.S. federal net operating loss carryforwards of $95.5 million. German federal net operating loss carryforwards and U.S. federal net operating loss carryforwards arising in taxable years ending after December 31, 2017 do not expire, whereas U.S. federal net operating loss carryforwards arising before or in taxable years ending December 31, 2017 will begin to expire in 2027. These operating loss carryforwards are subject to various limitations, including limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) if Immatics US has a cumulative change in ownership of more than 50% within a three-year period. Further, due to our limited income, there is a high risk that our operating loss carryforwards will expire in part and cannot be used to offset future taxable income.

Furthermore, any operating loss carryforwards that we report on our tax returns are subject to review by the relevant tax authorities. Consequently, we are exposed to the risk that the tax authorities may not accept the reported operating loss carryforwards in part or in their entirety. Any limitations in our ability to use operating loss carryforwards to offset taxable income could adversely affect our financial condition.

Risks Related to the Development of Our Product Candidates

Our product candidates represent novel approaches to the treatment of diseases, and there are many uncertainties regarding the development of our product candidates.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there are many uncertainties related to development of our product candidates. There can be no assurance as to the number of required clinical trials, the length of the trial period, the number of patients the FDA, the EMA or comparable regulatory authorities will require to be enrolled in the trials in order to establish the safety and efficacy of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA, the EMA or comparable regulatory authorities to support marketing approval. The FDA, the EMA and comparable regulatory authorities may take longer than usual to come to a decision on any BLA, MAA or similar marketing application that we submit and may ultimately determine that there is not enough data, information or experience with our product candidates to support an approval decision. Regulatory authorities may also require that we conduct additional post-marketing studies or implement risk management programs.

We may also find that the manufacture of our product candidates is more difficult or more expensive than anticipated, resulting in an inability to produce a sufficient amount of our product candidates for our clinical trials or, if approved, commercial supply. Moreover, because of the complexity and novelty of our manufacturing process, there are only a limited number of manufacturers who have the capability of producing our product candidates. Should any of our contract manufacturers no longer produce our product candidates, it may take us significant time to find a replacement, if we are able to find a replacement at all.

Our current product candidates are in various stages of development, and it is possible that none of our product candidates will ever become commercial products.

Our success depends heavily on the successful further development of our current and future product candidates and our research pipeline and regulatory approval of our current and future product candidates, all of which are subject to risks and uncertainties beyond our control. We are conducting clinical trials for IMA201, IMA202 and IMA203 and preclinical studies for our other product candidates. However, the FDA, the EMA and comparable regulatory authorities may ultimately disagree that data generated from our clinical trials are sufficient for regulatory approval. There can be no assurance that any of our product candidates will prove to be safe, effective or commercially viable treatments for cancer.

If we discontinue development of a product candidate, we will not receive the anticipated revenues from that product candidate, and we may not receive any return on our investment in that product candidate. In the future, we may discontinue other product candidates for clinical reasons if such product candidates do not prove to be safe and effective. Any unexpected safety events or our failure to generate sufficient data in our clinical trials to demonstrate efficacy may cause a product candidate to fail clinical development. Furthermore, even if that product candidate meets its safety and efficacy endpoints, we may discontinue its development for various reasons, such as changes in the competitive environment or the standard of care and the prioritization of our resources.

We may also find that the development of a companion diagnostic for our product candidates is more difficult or more expensive than anticipated, resulting in an inability to provide the required diagnostic testing for our clinical trials, or if approved, for the market. Moreover, because of the complexity and novelty of our companion diagnostic biomarker, there are only a limited number of providers who have the capability of supporting the development of a companion diagnostic. Should any of our clinical research organizations (“CROs”) fail to meet our development goals, it may take us significant time to find a replacement, if we are able to find a replacement at all.

Due to the uncertain and time-consuming clinical development and regulatory approval process, we may not successfully develop any of our product candidates and may choose to discontinue the development of any of our product candidates. Therefore, it is possible that none of our current product candidates will ever become commercial products. Our failure to develop and commercialize our current and future product candidates could have a material adverse effect on our business, results of operations, financial condition and prospects.

Delays in the commencement and completion of clinical trials could increase costs and delay or prevent regulatory approval and commercialization of our product candidates.

We cannot guarantee that clinical trials of our product candidates will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of the clinical trial process, and other events may cause us to temporarily or permanently stop a clinical trial. Events that may prevent successful or timely commencement and completion of clinical development include:

•	negative preclinical data;

•

delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols, including any objections to our INDs or CTAs or protocol amendments from regulatory authorities;

•	delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design;

•

delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective independent clinical investigators, CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different investigators, CROs and clinical trial sites;

•	difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;

•	challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials;

•	the inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	imposition of a clinical hold by regulatory authorities or IRBs for any reason, including safety concerns and non-compliance with regulatory requirements;

•	failure by independent clinical investigators, CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other jurisdictions;

•

the inability to manufacture adequate quantities of a product candidate or other materials necessary in accordance with current Good Manufacturing Practices (“cGMPs”) and current Good Tissue Practices (“cGTPs”) to conduct clinical trials;

•	lower than anticipated patient retention rates;

•	difficulties in maintaining contact with patients after treatment, resulting in incomplete data;

•	ambiguous or negative interim results;

•

our independent clinical investigators, CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a clinical trial;

•	unforeseen safety issues, including occurrence of adverse events associated with the product candidate that are viewed to outweigh the product candidate’s potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	lack of adequate funding to continue the clinical trial; or

•	delays and disruptions as a result of the COVID-19 pandemic.

Delays, including delays caused by the above factors, can be costly and could negatively affect our ability to complete a clinical trial. Further, there can be no assurance that submission of an IND, IND amendment or CTA will result in the FDA or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. The manufacturing and preclinical safety and efficacy testing requirements of both ACT and TCR Bispecifics remain emerging and evolving fields. Accordingly, we expect chemistry, manufacturing and control related topics, including product specification, as well as preclinical safety testing, will be a focus of IND reviews, which may delay the allowance of INDs by the FDA or CTA approval by comparable regulatory authorities. If we are not able to successfully complete clinical trials, we will not be able to obtain regulatory approval and will not be able to commercialize our product candidates.

If we experience delays or difficulties in patient enrollment for clinical trials, our research and development efforts and the receipt of necessary regulatory approvals could be significantly delayed or prevented.

Commencement and successful and timely completion of clinical trials require us to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or comparable regulatory authorities. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts and delay or prevent receipt of necessary regulatory approvals. Despite diligent planning of our clinical trials and analysis of their feasibility regarding patient recruitment, we may experience difficulties, delays or inability in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the severity and incidence of the disease under investigation;

•	the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the number of clinical trial sites and the proximity of prospective patients to those sites;

•	the design of the trial and the complexity for patients and clinical sites;

•	the nature, severity and frequency of adverse side effects associated with our product candidates;

•	the screening procedures and the rate of patients failing screening procedures;

•	the ability to provide appropriate screening assays;

•	the risk that patients’ general health conditions do not allow the conduct of study/screening procedures (for example, tumor biopsy, or leukapheresis) or application of lymphodepletion regimen;

•	the ability to manufacture patient products appropriately (for example, at a sufficient high dose, or with sufficiently active T cells);

•	the efforts to facilitate timely enrollment in clinical trials and the effectiveness of recruiting publicity;

•	the patient referral practices of physicians within the same hospital as well as within other hospitals or private practices;

•	competing clinical trials for similar therapies, other new therapeutics, new combination treatments, new medicinal products;

•	approval of new indications for existing therapies or approval of new therapies in general or changes in standard of care;

•

clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved or become standard of care for the indications we are investigating;

•	the ability to obtain and maintain patient consents; and

•	inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies, such as the COVID-19 pandemic.

Not all patients suffering from a specific cancer that is in principle addressable by our product candidates are eligible for our clinical trials and therapies. First, patients must express a specific genetic marker called

HLA-A*02. While this marker is found on approximately 40-50% of individuals in North America and Europe, it is less frequent in other populations, such as China or Japan. If human leukocyte antigen (“HLA”) screening for a patient shows that HLA-A*02 is not expressed, he or she cannot be treated with our current product candidates. Second, the prevalence of the targets addressed by IMA201, IMA202, IMA203 and IMA204 differs between different tumor entities. For a given patient, a biomarker assay must be performed in order to find out whether he or she expresses one of the targets and can be treated with one of our product candidates. We cannot be certain that the anticipated and assumed target prevalence rates are confirmed in the patient populations of our Phase 1 trials, and lower target prevalence rates may be experienced. Third, further eligibility criteria are in place to ensure that the patients can tolerate and potentially benefit from the treatment. Thus, only a few of the patients screened for our clinical trials will finally receive cellular products. Patients may therefore be hesitant to consent to our trials, and overall, many more patients will have to be screened to treat the targeted number of patients. It is uncertain how many more patients we will be required to screen. If the required number of patient screenings is much higher than anticipated, our clinical trial costs may increase. We may combine two or more product candidates into multi-target trials to mitigate this risk. However, we cannot be certain whether this measure will be effective in enhancing recruitment.

Our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some eligible patients may instead opt to enroll in a competitor’s trial. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Enrolling patients at the same sites as our competitors may compromise the quality and conclusiveness of our clinical data by introducing bias. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any clinical trial. In addition, potential enrollees in our ACT trials with IMA201, IMA202, IMA203 or IMA204 may opt to participate in other clinical trials because of the length of time between the time that their tumor is analyzed, and the cellular product is manufactured and infused back into the patient. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

Clinical trials are expensive, time-consuming and difficult to design and implement, and our clinical trial costs may be higher than for more conventional therapeutic technologies or drug products.

Clinical trials are expensive and difficult to design, implement and conduct, in part because they are subject to rigorous regulatory requirements. Because our ACT product candidates are based on new cell therapy technologies and manufactured on a patient-by-patient basis, we expect that such candidates will require extensive research and development and have substantial manufacturing costs per dose. Our TCR Bispecific product candidates also require extensive research and development, as the applicable technology is new and experience with developing such biologics is rare in the field. Moreover, the development of a companion diagnostic will also require extensive research and development, and such companion diagnostic must be suitable to support both enrollment into larger clinical trials and routine hospital procedures after marketing approval. Any failure or delay in developing a suitable companion diagnostic will delay or make it impossible to conduct larger clinical trials for ACT product candidates and/or TCR Bispecific product candidates.

In addition, costs to treat patients with recurrent and/or refractory cancer and to treat potential side effects that may result from our product candidates, non-investigational medicinal products, rescue or prophylactic medication applied in our clinical trials can be significant. Some clinical trial sites do not bill or obtain coverage from Medicare, Medicaid, health insurance or other third-party payors for some or all of these costs for patients enrolled in our clinical trials, and we can be required by those trial sites to pay such costs. In countries outside the United States, we expect that all costs related to the clinical trial and to the management of study patients (for example, management of adverse reactions or hospitalization) are paid by the sponsor of the clinical trial. As trial designs for development of our product candidates are complex, our clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products. We may combine two or more of our ACT product candidates within one clinical trial or within a multi-TCR-T concept in order to achieve durable clinical efficacy results and to increase the patient population. The setup and conduct of such multi-TCR-T clinical trials is expensive and may bear unknown risks, such as regulatory, preclinical, safety and manufacturing risks. In addition, our proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. We are also responsible for the manufacturing costs of products for patients that do not receive the product due to any reason (for example, rapid degradation of general health status, not meeting inclusion/exclusion criteria for infusion). Depending on the number of patients that we ultimately screen and enroll in our trials, the number of trials that we may need to conduct, and the companion diagnostic we need to develop, our overall clinical trial costs may be higher than for more conventional treatments.

Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.

Undesirable side effects caused by our product candidates or by similar product candidates developed by others could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling or the denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities and potential product liability claims. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial. Many compounds developed in the biotechnology industry that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented their further development.

In our clinical trials, reported Grade ≥3 treatment-emergent adverse events (“TEAEs”) included lymphopenia, neutropenia, leukopenia, anemia, thrombocytopenia. In addition, we observed a dose-limiting toxicity (“DLT”) of Grade 3 atrial fibrillation in a patient treated with IMA203. There can be no assurance that patients treated with our product candidates will not experience these and other serious adverse side effects and there can be no assurance that the FDA, the EMA or comparable regulatory authorities will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval. In particular, our clinical trials enroll patients who have failed all available standard-of-care treatments. As a result, these patients may be immunocompromised and thus are more susceptible to serious adverse side effects. In addition, certain of our protocols involve further weakening of patients’ immune response (e.g., through lymphodepletion) prior to receiving our product candidates, which may further increase the severity and frequency of serious adverse side effects.

Further, because our product candidates represent novel approaches to the treatment of cancer, we may be less able to predict the nature, severity and frequency of adverse events and thus less able to undertake measures to prevent serious adverse events and mitigate their effects. For example, infused T cells may be more active than we expect or than we previously observed. Moreover, because our ACTengine product candidates for a specific patient are manufactured using that patient’s white blood cells, each patient receives an individually manufactured ACTengine product candidate. As a result, it may be difficult to predict how a patient will respond to that individualized product candidate.

For our current and future clinical trials, we have contracted with and expect to continue to contract with independent clinical investigators and CROs experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, they may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, shift changes, house staff coverage or related issues. This risk may be magnified by the novel nature of our product candidates, as independent clinical investigators and CROs may not be accustomed to using our product candidates at dose levels and in the manner prescribed by our clinical trial designs. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA, the EMA or comparable regulatory authorities delaying, suspending or terminating one or more of our clinical trials and which could jeopardize regulatory approval.

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. In addition, some of our product candidates are developed or intended to be used in combination with other therapies. When used in combination, the severity and frequency of undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies.

If we or others identify undesirable side effects caused by our product candidates or those of our competitors, a number of potentially significant negative consequences could result, including:

•	we may encounter delays or difficulties in enrolling patients for our clinical trials due to a negative perception of our product candidates’ safety and tolerability profile;

•	we and/or regulatory authorities may temporarily or permanently put our clinical trials on hold;

•	we may be unable to obtain regulatory approval for our product candidates;

•	regulatory authorities may withdraw or limit their approvals of our product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a contraindication, boxed warnings or additional warnings;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy with Elements to Assure Safe Use as a condition of approval;

•	we may decide to remove our product candidates from the marketplace;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we could be sued and held liable for harm caused to patients, including as a result of hospital errors; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could substantially increase commercialization costs.

Results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage or other clinical trials.

Positive and promising results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage clinical trials or from clinical trials of the same product candidates. The primary objectives of our current Phase 1 clinical trials are to establish safety and tolerability and, for our ACTengine Phase 1 clinical trials, to determine the recommended Phase 2 dose. Results from those and future early-stage clinical trials may not be representative of results from later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Late-stage clinical trials could differ in significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. In particular, we expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, as for our cellular therapy product candidates, than for “off-the-shelf” products, like many other drugs. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving encouraging or positive results in early-stage development. There can be no assurance that we will not face similar setbacks. Therefore, despite positive results observed in early-stage clinical trials, our product candidates may fail to demonstrate sufficient efficacy in our pivotal or confirmatory clinical trials.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may announce or publish preliminary interim or “top-line” data from clinical trials. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

For example, our studies of cellular therapies in patients without any indicated standard-of-care treatment utilize an “open-label, single arm, dose-escalation/de-escalation” trial design. An open-label, single arm, dose-escalation/de-escalation trial is one where both the patient and investigator know what investigational treatment (monotherapy or combination) at which dose the patient is receiving. This trial design has the potential to create selection bias by encouraging the investigators to enroll a more favorable patient population (for example, indications better suitable for immunotherapies, fitter patients, less prior therapies) compared to a broader patient population. In our current Phase 1 clinical trials, investigators have significant discretion over the selection of patient participants. As the trials continue, the investigators may prioritize patients with more progressed forms of cancer and/or worse general health condition than the initial patient population, based on the safety/success or perceived safety/success of that initial population. Patients with more progressed forms of cancer or worse general health conditions may experience more and/or worse adverse events or be less responsive to treatment, and accordingly, interim or final safety and efficacy data may show an increase in frequency or severity of adverse events and/or a decline in patient response rate or change in other assessment metrics. As the trials continue or in subsequent trials, investigators may shift their approach to the patient population, which may ultimately experience more and/or worse adverse events and/or result in a decline in both interim and final efficacy data from the preliminary data, or conversely, a decrease in frequency and/or severity of adverse events or an increase in final efficacy data following a decline in the interim efficacy data, as patients with more progressed forms of cancer or worse general health condition are cycled out of the trials and replaced by patients with less advanced forms of cancer or with better general health conditions. This opportunity for investigator selection bias in our trials as a result of open-label design, which is standard in dose-escalation/de-escalation trials, may not be adequately handled and may cause a decline in or distortion of clinical trial data from our preliminary results. Any future trial which utilizes an open-label design is similarly susceptible to such bias.

Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

We may not be successful in our preclinical development efforts to identify, generate and characterize additional product candidates.

A significant portion of our research activities focus on the identification, generation and characterization of new product candidates. These activities are expensive, time-consuming and costly, and may never lead to a product candidate that shows appropriate safety and efficacy data in preclinical studies to enter clinical development. This means that success from research and development is uncertain, early programs may not reach clinical development and we may never produce revenues from our preclinical development activities. If the target criteria for a product candidate are not met, we may also decide to prolong preclinical development to improve the profile of a product candidate. In addition, if new treatment options are approved for the same indications as our preclinical product candidates, we may discontinue such early development programs.

The targets addressed by IMA201, IMA202, IMA203, IMA301, IMA401, and IMA402 belong to the class of cancer testis antigens that are well-established immunotherapy targets. Future targets for product development may not belong to well-known target proteins and generation of such product candidates may be challenging. For example, IMA204 is directed against a tumor stroma target. We are not aware of a comparable product candidate currently in preclinical or clinical development. We may find out during preclinical development that targets like the one addressed by IMA204 cannot be safely addressed by immunotherapy. We cannot guarantee that we will be able to show safety and efficacy for product candidates addressing new target classes like the one addressed by IMA204, and we may not be able to enter clinical testing with or to successfully market IMA204 or similar future product candidates.

The deviations in our proposed new products from existing products may require us to perform additional testing, which will increase the cost, and extend the time for obtaining approval.

Our ACT based therapy is based on first-generation adoptive cell therapy technology suitable for delivering for small, early-phase clinical trials. These current methods of treatment are very labor intensive and expensive, which has limited their widespread application. We have developed new processes that we anticipate will enable more efficient manufacturing of ACT. We may have difficulty demonstrating that the products produced from our new processes are comparable to the existing products. The FDA, the EMA and comparable regulatory authorities may require additional clinical testing before permitting a larger clinical trial with the new processes, and the product may not demonstrate the desired activity in new clinical trials. In the manufacturing of cellular products, even small changes in manufacturing processes could alter the cell types, so our ability to predict the outcomes with newer manufacturing processes is limited. The changes that we have made to the historical manufacturing process may require additional testing, which may increase costs and timelines associated with these developments.

Our TCR Bispecific product candidates contain features that have not been previously tested in this composition in clinical trials or marketed products. The FDA, the EMA and comparable regulatory authorities may require additional non-clinical studies before permitting us to enter clinical trials with our product candidates. Regulatory authorities may also ask for additional early-stage trials or production of additional batches of TCR Bispecific product candidates before permitting larger clinical trials or registration trials. To comply with those requests would increase costs and timelines for the development of our TCR Bispecific product candidates.

Risks Related to Regulatory Approval of Our Product Candidates

The regulatory review and approval processes of the FDA, the EMA and comparable regulatory authorities are lengthy, time-consuming and uncertain. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, we will not be able to commercialize our product candidates and our ability to generate revenue will be materially impaired.

Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is robust and reproducible. The time required to obtain approval by the FDA, the EMA and comparable regulatory authorities is uncertain, typically takes many years following the commencement of clinical trials and depends upon numerous factors. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our product candidates will receive regulatory approval in the United States, the European Union or other jurisdictions.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials or other studies. We expect the novel nature of our product candidates to create additional challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of T cell directed therapies for cancer. Therefore, even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any comparable regulatory authority. If we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated, we may incur significant additional costs and the regulatory approval of our product candidates may be delayed or prevented. Furthermore, additional clinical trials or other testing could shorten any periods during which we may have the exclusive right to commercialize our product candidates and could allow our competitors to bring products to market before we do, which may prevent the successful commercialization of our product candidates.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. In many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services at market rates. Under certain circumstances, we may be required to report some of these relationships to the FDA, the EMA or comparable regulatory authorities, which could conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA, the EMA or comparable regulatory authorities may, therefore, question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could delay, or result in the rejection of, our marketing applications.

Applications for regulatory approval and regulatory approval of our product candidates could be delayed or be denied for many reasons, including but not limited to the following:

•	the FDA, the EMA or comparable regulatory authorities may disagree with the number, design or implementation of our clinical trials;

•	the population studied in the clinical trial may not be considered sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not meet the level of statistical or clinical significance required by the FDA, the EMA or comparable regulatory authorities or may otherwise not be sufficient to support the submission of a BLA, MAA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

•	the FDA, the EMA or comparable regulatory authorities may not accept data generated by our preclinical service providers and clinical trial sites;

•	the FDA, the EMA or comparable regulatory authorities may require us to conduct additional preclinical studies and clinical trials;

•

the FDA, the EMA or comparable regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications applicable to the manufacture of our product candidates, the facilities of third-party manufacturers with which we contract for clinical or commercial supplies may fail to maintain a compliance status acceptable to the FDA, the EMA or comparable regulatory authorities or the EMA or comparable regulatory authorities may fail to approve facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•

we or any third-party service providers may be unable to demonstrate compliance with cGMPs and cGTPs to the satisfaction of the FDA, the EMA or comparable regulatory authorities, which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products;

•	the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may change in a manner rendering our clinical data insufficient for approval; or

•	political factors surrounding the approval process, such as government shutdowns and political instability.

Any of these factors, some of which are beyond our control, may result in our failing to obtain regulatory approval for any of our product candidates, which would significantly harm our business, financial condition and prospects.

The regulatory landscape that will govern our product candidates is still evolving. Regulations relating to more established gene therapy and cell therapy products and TCR Bispecific products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel cell immunotherapy product candidates that are unique biological entities, the regulatory requirements to which we will be subject are not entirely clear and may change rapidly. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have become more stringent and comprehensive frequently and may continue to extend in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (“OTAT”), formerly known as the Office of Cellular, Tissue and Gene Therapies (“OCTGT”), within its Center for Biologics Evaluation and Research (“CBER”) to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials in the U.S. are also subject to review and oversight by an institutional biosafety committee (“IBC”), a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Similar regulatory bodies exist in Europe and other jurisdictions. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA, the EMA and comparable regulatory authorities to change the requirements for approval of any of our product candidates.

While there is already a T cell engaging bispecific molecule approved and regulatory guidelines have been issued for this class of drugs, bispecific therapeutics are still new in the field and regulators have even less experience with TCR Bispecifics. Thus, guidance for development and regulatory approval of such drugs may change.

Complex regulatory environments exist in the different jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the European Union, a special committee called the Committee for Advanced Therapies was established within the EMA in accordance with Regulation (EC) No. 1394/2007 on advanced therapy medicinal products (“ATMPs”) to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products.

These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our cell immunotherapy product candidates is new, our product candidates may face even more cumbersome and complex regulations than those emerging for other gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be revoked, suspended or otherwise withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

Development of a product candidate intended for use in combination with an already approved product may present more or different challenges than development of a product candidate for use as a single agent.

We may evaluate our other ACT and TCR Bispecifics product candidates in combination with other therapies, such as checkpoint inhibitor immunotherapies. The development of product candidates for use in combination with another product may present challenges. For example, the FDA may require us to use more complex clinical trial designs, in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of these trials could show that most or any positive results are attributable to the already approved product. Moreover, following product approval, the FDA may require that products used in conjunction with each other be cross-labeled. To the extent that we do not have rights to already approved products, this may require us to work with another company to satisfy such a requirement. Moreover, developments related to the already approved products may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the approved product’s safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

If and when our ongoing Phase 1 clinical trials for IMA201, IMA202 and IMA203 are completed and, assuming positive data, we expect to advance to potential registrational trials. We anticipate pursuing registrational trials, for example for IMA201, IMA202 and IMA203, as single agents or in combination that are designed to evaluate the efficacy of the respective product candidate in a single open-label, non-comparative, two-stage, pivotal, multicenter, single-arm clinical trials in patients who have exhausted available treatment options.

If the trial results are sufficiently compelling, we intend to discuss with the FDA a BLA submission for the relevant product candidate. Further, we plan to have discussions with other authorities, such as the EMA or Health Canada regarding any planned marketing authorization submissions. It cannot be guaranteed that FDA, the EMA and other regulatory authorities will agree to move to a registrational trial on the basis of data generated from a single completed Phase 1 trial. Authorities may ask for additional early-stage or Phase 2 clinical data first. Even if the FDA, the EMA or other regulatory authorities agrees with the design and implementation of the clinical trials set forth in an IND and CTA, we cannot guarantee that the regulatory authorities will not change their requirements in the future. For example, the regulatory authorities may require that we conduct a comparative trial against an approved therapy including potentially an approved autologous T cell therapy, which would significantly delay our development timelines and require substantially more resources. In addition, the regulatory authorities may only allow us to evaluate patients that have already failed autologous therapy or very late-stage patients, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and our product candidates may fail to improve outcomes for such patients.

Certain of our current clinical trials are being conducted outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

Certain current clinical trials of our drug candidates are being conducted or planned to be conducted partially outside the United States. We may also conduct future clinical trials for our drug candidates partially or fully outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles and good clinical practice (“GCP”) requirements. Further, the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	an inability to negotiate the terms of clinical trial agreements at arms’ length in countries where a template agreement for such trials is required by law;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from such clinical trials, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

We may seek accelerated approval for some of our product candidates, which may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that the product candidates will receive marketing approval.

We may attempt to seek approval on a per indication basis for our product candidates on the basis of a single pivotal trial or on the basis of data from one or more uncontrolled trials. While the FDA requires in most cases two adequate and well-controlled pivotal clinical trials to demonstrate the efficacy of a product candidate, a single trial with strong confirmatory evidence may be sufficient in instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and if confirmation of the result in a second trial would be practically or ethically impossible. In rare cancer indications with very limited treatment options, a large and/or controlled trial is often not feasible and thus data from smaller and even uncontrolled trials may be sufficient for regulatory approval. It is difficult for us to predict with such a novel technology exactly what will be required by the regulatory authorities in order to take our product candidates to market or the timeframes under which the relevant regulatory approvals can be obtained.

For treatments granted accelerated approval, post-marketing confirmatory clinical trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory clinical trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. If any of our competitors were to receive full approval on the basis of a confirmatory clinical trial for an indication for which we seek accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical end and accelerated approval of our product candidate would be more difficult. Moreover, the FDA may withdraw approval of our product candidate approved under the accelerated approval pathway if, for example:

•

the clinical trial(s) required to verify the predicted clinical benefit of a product candidate fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product candidate;

•	other evidence demonstrates that a product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-marketing confirmatory clinical trial with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

We may pursue orphan drug designation for certain of our product candidates, which we may not receive, and even if we receive such designation, we may be unable to maintain the associated benefits.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that meet the following criteria: (i) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union or they are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product and (ii) where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same biologic (meaning, a product with the same principal molecular structural features) for that indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. However, orphan drug designation neither shortens the development time or regulatory review time of a drug or therapeutic biologic nor gives the drug or therapeutic biologic any advantage in the regulatory review or approval process.

We may pursue orphan drug designation for one or more of our product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation for our product candidates in specific indications, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated indication. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because a different biologic (with different principal molecular structural features) can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same biologic for the same condition if the FDA concludes that the later biologic is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation by the FDA, or comparable designations by comparable regulatory authorities, for our product candidates may not lead to a faster development or regulatory review or approval process and do not increase the likelihood that a product candidate would receive regulatory approval.

We do not currently have Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation or comparable designations by comparable regulatory authorities for our product candidates. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

In Europe, the EMA has implemented the so-called “PRIME” (PRIority MEdicines) status in order support the development and accelerate the approval of complex innovative medicinal products addressing an unmet medical need. The PRIME status enables early dialogue with the relevant EMA scientific committees and, possibly, some payers; and thus, reinforces the EMA’s scientific and regulatory support. It also opens accelerated assessment of the marketing authorization application (150 days instead of 210 days). The PRIME status, which is decided by the EMA, is reserved to medicines that may benefit from accelerated assessment, i.e., medicines of major interest from a public health perspective, in particular from a therapeutic innovation perspective and that target unmet medical need.

The FDA, the EMA and comparable regulatory authorities have broad discretion whether or not to grant Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation and comparable designations. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for such designations, the applicable regulatory authority may disagree and instead determine not to make such designations. Even if we receive such designation for a product candidate, it may not result in a faster development process, review or approval compared to conventional procedures and does not guarantee ultimate approval by the applicable regulatory authority. Many drugs that have received such designations have failed to obtain ultimate approval. In addition, the applicable regulatory authority may decide to rescind such designations if it determines that our product candidates no longer meet the conditions for qualification, including as a result of the product candidates’ failure to meet endpoints in any clinical trial.

We are required to comply with comprehensive and ongoing regulatory requirements for any product candidates that receive regulatory approval, including conducting confirmatory clinical trials of any product candidates that receive accelerated approval.

Any product candidates for which we receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities are required to undergo one or more confirmatory clinical trials. If such a product candidate fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its conditional approval. There is no assurance that any such product will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product candidate receives accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date.

The FDA, the EMA or comparable regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. The FDA may also require a Risk Evaluation Mitigation Strategy (“REMS”) to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Moreover, the FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may withdraw approval, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, any product candidates for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, the EMA or comparable regulatory authorities. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA’s cGMP and cGTPs requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, the EMA or comparable regulatory authorities, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping. In the United States, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling. The FDA also imposes stringent restrictions on manufacturers’ communications regarding use of their products and, if we promote our products beyond their approved indications or in a manner inconsistent with the approved labeling, we may be subject to enforcement action for off-label promotion. Violations of the U.S. Federal Food, Drug, and Cosmetic Act (the “FDCA”) relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, the later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product;

•	withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, restitution or disgorgement of profits or revenues;

•	warning or untitled letters;

•	requirements to conduct post-marketing studies or clinical trials;

•	holds on clinical trials;

•

refusal by the FDA, the EMA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention;

•	refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, the EMA and comparable regulatory authorities may change and additional regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements, or not able to maintain regulatory compliance, we may lose any regulatory approval that may have been obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, as the regulatory environment changes rapidly.

Risk Related to the Manufacturing of Our Product Candidates

Our product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.

Our product candidates are cellular products or biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. The manufacture of our cellular product candidates involves complex processes, including, for example, for ACTengine genetically modified autologous T cell products (IMA201, IMA202, IMA203, and IMA204), harvesting and transporting blood cells from every patient for T cell isolation, engineering of the T cells to express a specific T cell receptor for a tumor target, ex vivo multiplying the T cells to obtain the desired cell numbers for the dose, and finally transporting of the T cell product back to the patient for infusing the modified T cells back into the same patient. As a result of the complexities, the cost to manufacture cellular products per dose is generally higher than traditional small molecule chemical compounds or biologics, and the manufacturing process is less reliable, more variable and is more difficult to reproduce. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ blood cells, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material especially from heavily treated cancer patients, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material, or any intermediate product at any point in the process, or if any product does not meet the preset specifications, the manufacturing process for that patient will need to be restarted, sometimes including re-collection of blood cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen, that failed product manufacture may prevent a patient from getting a T cell product. If microbial, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

Because our ACTengine cellular product candidates are manufactured specifically for each individual patient, we will be required to maintain a chain of identity with respect to the patient’s cellular material as it moves from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials or otherwise necessitate the conduct of additional studies, including bridging clinical trials, which can be costly and time-consuming.

Currently, our cellular product candidates are manufactured using processes developed or modified by us but based on current industry standards and are designed to deliver a clinical proof of concept (“PoC”). We have selected an open process as the manufacturing process for early-stage clinical trials through PoC. However, we are currently developing a second-generation process that is closed, partially automated and viable for advanced clinical trials through product registration, and all ongoing and future company-sponsored clinical trials. Although we believe that the second-generation process is commercially viable, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process upscaling, scale-out, process reproducibility, technology transfer, stability issues, lot consistency, and timely availability of raw materials. This includes potential risks associated with FDA not agreeing with all of the details of our validation data or our potency assay for our Phase 1 or future Phase 2 clinical trials. Furthermore, some of our CMOs may not be able to establish comparability of their products with the ACT products used in our Phase 1 or future Phase 2 clinical trials or may not be fully validated prior to starting our pivotal or registration clinical trial. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

Our manufacturing capabilities for our allogenic cellular therapy product candidate IMA301 are still in the process of being developed. We may not successfully establish a robust production process that fulfills the requirements of the FDA, the EMA and comparable regulatory authorities. If we fail to establish such a manufacturing process, we may not be able to commence clinical trials in IMA301 or clinical trials may be delayed. There can be no assurance that the production process we are currently developing for IMA301 is viable and can be effectively scaled up or transferred to a CMO for later-phase clinical testing and commercialization. For example, there is insufficient experience in the field regarding vectors for transduction of the T cells used to manufacture IMA301. If it turns out that we cannot generate a suitable and cGMP-compliant vector, the IMA301 manufacturing process may be endangered. If we fail to develop a process that can be used throughout the life cycle of the product candidate, commercialization of IMA301 may be delayed or may not occur.

Manufacturing of TCR Bispecifics (TCER), such as IMA401, IMA402 and potential future product candidates, is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, issues with purity, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, inacceptable purity, product defects, loss of production batches and other supply disruptions. In such cases, our development program may experience major delays and we may have to produce a new batch of a given TCER. This will be costly and will delay our TCER development program. In particular, production of a new cGMP batch may be time-consuming, as it relies on the availability of facilities with cGMP capabilities at our CMO, and such facilities must be booked far in advance. We may also experience failure of production of the master cell bank that is used to produce our TCER molecules. For example, missing clonality of the cell line or non-sterility of the cell bank may require production of a new master cell bank which would be associated with additional costs and delays.

Any failure to follow cGMP and cGTP or other regulatory requirements or any delay, interruption or other issues that arise in the manufacture, fill and finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical trials or the termination of or hold on a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates.

Our TCR Bispecific product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical trials or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

In September 2015, we entered into a lease agreement with the University of Texas Health (“UTH”) facility in Houston, Texas for clinical production of ACT products, including our product candidates IMA201, IMA202, and IMA203 for clinical trials, and we also intend to manufacture IMA204, IMA301 and potentially also future cellular therapy product candidates in this facility once INDs or CTAs have been approved for these product candidates, especially for early-stage clinical trials, by the respective regulatory bodies. We would expect that development and construction of our own manufacturing facility would provide us with enhanced control of material supply for both clinical trials and the commercial market, enable a more efficient implementation of process changes, and allow for better long-term margins. However, we have no experience as a company in developing a large manufacturing facility, and we may not be successful in finalizing the development of our own manufacturing facility or capability. We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost overruns due to idle capacity, unexpected delays, equipment failures, labor shortages, natural disasters, epidemics, power failures, and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business. The manufacture of cell therapy products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability, patient to patient variability of the product candidate and quality assurance testing, shortages of qualified personnel, and compliance with strictly enforced federal, state, local and foreign regulations. Any problems or delays we or our CMOs experience in preparing for commercial scale manufacturing of a cell therapy or biologic product candidate or component may result in a delay in the regulatory approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and could adversely affect our business. Furthermore, if we or our commercial manufacturers fail to deliver the required commercial quantities or supply of our product candidates on a timely basis and at reasonable costs, we would likely be unable to meet demand for our products, and we would lose potential revenues.

In addition, the manufacturing process and facilities for any products that we may develop is subject to FDA, the EMA and comparable regulatory authority approval processes, and we and our CMOs will need to meet all applicable regulatory authority requirements, including cGMP and cGTP requirements, on an ongoing basis, including requirements pertaining to quality control, quality assurance, and the maintenance of records and documentation. The FDA, the EMA and comparable regulatory authorities enforce these requirements through facility inspections. Manufacturing facilities must be approved by the FDA pursuant to inspections that will be conducted after we submit our marketing applications. Manufacturers are also subject to continuing FDA, the EMA and comparable regulatory authority inspections following marketing approval. Further, we, in cooperation with our CMOs, must supply all necessary chemistry, manufacturing, and control documentation in support of a BLA on a timely basis.

We, or our CMOs’ manufacturing facilities, may be unable to comply with our specifications, cGMP and cGTP requirements, and with other regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of product candidates that may not be detectable in final product testing. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, or in accordance with the strict regulatory requirements, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there can be no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Deviations from manufacturing requirements may further require remedial measures that may be costly and/or time-consuming for us or a third party to implement and may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

Even to the extent we use and continue to use CMOs, we are ultimately responsible for the manufacture of our products and product candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, suspension, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act (“FCA”), corporate integrity agreements, consent decrees, or withdrawal of product approval. Challenges we may face could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, cause a lack of patient participation in clinical trials and have an adverse effect on our business, financial condition, results of operations and prospects.

If we decide to operate our own manufacturing facility for our ACT product candidates in late-stage clinical testing and for our marketed products, which would require significant resources, we may fail to successfully operate our facility, which could adversely affect our clinical trials and the commercial viability of our product candidates.

Currently, we have no immediate plans to operate our own manufacturing facility for our product candidates in late-stage clinical testing or for our marketed products. However, we may not be able to achieve clinical or commercial manufacturing and cell processing at a scale to satisfy demands for late-stage clinical trials or commercialization on our own or with a CMO and thus may decide to operate a manufacturing facility for our product candidates. While we believe the manufacturing and processing approaches are appropriate to support our clinical product development, we have limited experience in managing a large-scale manufacturing facility. We cannot be sure that the manufacturing processes we employ or the technologies that we incorporate for manufacturing will result in TCR-T cell product candidates suitable for clinical trials or commercialization.

We have exclusive access to the early-stage facility at UTH designed for the manufacturing of cellular products comprised of three fully functional cGMP suites and support areas where our hired and trained personnel perform all manufacturing related activities. The current lease extends through the end of 2024. In case the lease is not extended, we may decide to build our own manufacturing facility. There can be no assurance that we will complete the build-out of our manufacturing facility in a timely manner, or at all. We also do not yet have sufficient information to reliably estimate the cost of the clinical and commercial manufacturing and processing of our product candidates, and the actual cost to manufacture and process our product candidates could materially and adversely affect the commercial viability of our product candidates. In addition, the ultimate clinical and any commercial dose will affect our ability to scale our costs per dose. As a result, we may never be able to develop a commercially viable product. The commercial manufacturing facility we may build will also require regulatory approval, including from FDA, which we may never obtain. Even if approved, we would be subject to ongoing periodic unannounced inspection by the FDA or authorities from other jurisdictions, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and cGTP requirements, and other government regulations.

If we were to decide in the future to own and operate a manufacturing facility, the designing and building process would be time-consuming, expensive, and we may not realize the benefit of this investment. As a manufacturer of pharmaceutical products, we are required to demonstrate and maintain compliance with cGMP and cGTP requirements, which include requirements related to production processes, quality control and assurance and recordkeeping. Furthermore, establishing and maintaining manufacturing operations requires a reallocation of other resources, particularly the time and attention of certain of our senior management. Any failure or delay in our manufacturing capabilities could adversely impact the clinical development or commercialization of our or our collaborators’ product candidates.

The manufacture of biopharmaceutical products, especially of those cellular in nature like our ACT product candidates, is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling up and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. The application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to manufacture our product candidates. Furthermore, if contaminants are discovered in our supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure that any stability or other issues relating to the manufacture of our product candidates will not occur in the future.

We or any of our CMOs may fail to manage the logistics of storing and shipping our raw materials and product candidates. Storage failures and shipment delays and problems caused by us, our vendors or other factors not in our control, such as weather, could result in the inability to manufacture product, the loss of usable product or prevent or delay the delivery of product candidates to patients. We may also experience manufacturing difficulties due to resource constraints or as a result of labor disputes. If we were to encounter any of these difficulties, our ability to provide our product candidates to patients would be jeopardized.

We have limited experience in large-scale or commercial manufacturing, and there can be no assurance that we will be able to effectively manufacture clinical or commercial quantities of our products.

In September 2015, we entered into a collaboration agreement with UTH to gain exclusive access to a cGMP facility specialized in the manufacturing of cellular products. This facility is used exclusively for the manufacturing of our product candidates by our hired and trained personnel. Although some of our employees have experience in the manufacturing of pharmaceutical products from prior employment at other companies, we as a company do not have experience in large-scale or commercial manufacturing.

We may not succeed in scaling up our production processes for ACT and/or biologics for pivotal trials and/or commercial supply. We may need a larger scale manufacturing process for any TCR Bispecifics molecule than we have planned, depending on the dose and regimen that is to be determined in our Phase 1 and future Phase 2 studies. Any changes in our manufacturing processes, including those utilized by our CMOs, as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals could delay the development and regulatory approval of our product candidates and ultimately affect our success.

Risks Related to the Commercialization of Our Product Candidates

As a company, we have never commercialized a product. We currently have no active sales force or commercial infrastructure. We may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates.

We currently have no active sales force or commercial infrastructure. As a company, we have never commercialized a product for any indication. Even if we receive regulatory approval for one or more of our product candidates from the FDA, the EMA or comparable regulatory authorities, we will need to develop robust internal sales, marketing and distribution capabilities to commercialize such products, which will be expensive and time-consuming, or enter into collaborations with third parties to perform these services.

There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our product candidates jurisdictions in which a product candidate has been approved. The biotechnology industry is characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

There can be no assurance that we will be able to develop the necessary commercial infrastructure and capabilities to successfully commercialize our product candidates or be able to establish or maintain relationships with third parties necessary to perform these services. As a result, we may not successfully commercialize any product in any jurisdiction.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, patient advocacy groups, third-party payors and the medical community.

If we obtain regulatory approval for any of our current or future product candidates, that product candidate may nevertheless not gain sufficient market acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community. For example, they may prefer current, well-established cancer treatments, such as chemotherapy and radiation therapy, to the exclusion of our product candidates or may prefer other novel product candidates rather than our product candidates. Efforts to educate physicians, patients, patient advocacy groups and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those product candidates.

Market acceptance of our product candidates is heavily dependent on patients’ and physicians’ perceptions that our product candidates are safe and effective treatments. The perceptions of any product are influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. As a result, adverse public perception of our competitors’ products may negatively impact the market acceptance of our product candidates. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant product revenues and may not become or remain profitable.

The market opportunities for our product candidates may be smaller than we estimate.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers who are in a position to receive our product candidates, and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates that have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research by third parties, and may prove to be incorrect. These estimates may be inaccurate or based on imprecise data. We do not have verifiable internal marketing data regarding the potential size of the commercial market for our product candidates, nor have we obtained current independent marketing surveys to verify the potential size of the commercial markets for our current product candidates or any future product candidates. Since our current product candidates and any future product candidates will represent novel approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and prospects.

For any product candidates developed in combination with other therapies, regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our product candidates.

For any product candidates developed for use in combination with an approved therapy, we are subject to the risk that the FDA, the EMA or comparable regulatory authorities could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product candidate. If the therapies we use in combination with our product candidates are replaced as the standard of care, the FDA, the EMA or comparable regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our product candidates, if approved, being removed from the market or being less successful commercially.

For any product candidates developed for us in combination with a therapy that has not been approved by the FDA, the EMA or comparable regulatory authorities, we may not be able to market our product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. These unapproved therapies face the same risks described with respect to our product candidates currently in development, including serious adverse effects and delays in their clinical trials. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our product candidates for use in combination. Any setbacks in these companies’ clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our product candidates.

If the FDA, the EMA or comparable regulatory authorities do not approve or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, therapies we choose to evaluate in combination with any of our product candidates, we may be unable to obtain regulatory approval of or to commercialize such product candidates in combination with these therapies.

Coverage and reimbursement may be limited or unavailable for our product candidates, which could make it difficult to sell our products profitably.

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved, or that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidates.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval.

Our ACT product candidate may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of ACT therapy and may result in issues regarding the allocation of reimbursements between our therapy and the other agents, all of which may affect our ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.

Our revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions we may seek to commercialize our product candidates, if approved. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader healthcare cost reduction effort, could have an adverse impact on our anticipated product revenues. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing.

Risks Related to Our Relationships with Third Parties

We rely on third parties to conduct preclinical studies and/or clinical trials of our product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We currently, and we expect that we will continue to, rely on independent clinical investigators and CROs to conduct our clinical trials. CROs may also assist us in the collection and analysis of data. As a result of our reliance on these third parties, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than we would otherwise have if we relied entirely upon our own staff. These third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our product candidates. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our product candidates may not meet regulatory requirements. Specifically, the FDA, the EMA and comparable regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Although we rely, and intend to continue to rely, on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol, legal and regulatory requirements and scientific standards. Our reliance on these third parties for research and development activities will reduce our control over these activities, but will not relieve us of our responsibilities. If our third-party research and development partners fail to comply with applicable GCPs or other regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and preclinical development activities or clinical trials may be extended, delayed, suspended or terminated.

We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our product candidates. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If any of our relationships with any third-party research and development partner terminates its relationship with us, we may not be able to enter into arrangements with alternative third-party research and development partners or to do so on commercially reasonable terms. Switching or adding additional third-party research and development partners involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new third-party research and development partner commences work. As a result, delays may occur in our clinical trials, which can materially impact our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

We rely on third parties to obtain reagents and raw materials.

The manufacture of our product candidates by us or any of our CMOs requires access to a number of reagents and other critical raw materials from third-party suppliers. Such third parties may refuse to supply such reagents or other raw materials or alternatively refuse to supply on commercially reasonable terms. There may also be capacity issues at such third-party suppliers that impact our ability to increase production of our product candidates. Some of the materials used in the manufacture and processing of our product candidates may only be supplied by one or a few vendors, which means that, should those vendors be unable to supply, for whatever reason, our ability to manufacture product candidates and progress product candidates through clinical trials could be severely impacted and result in additional delays. Such failure to supply could also impact other supply relationships with other third parties and potentially result in additional payments being made or required in relation to such delays. In addition, where any raw material or precursor material (including, for example, lentiviral vector, cell culture medium, chromatographic column material or other essential raw material) is currently supplied by one or a few vendors, replacing such raw material or precursor or finding alternative vendors may not be possible or may significantly impact on the timescales for manufacture and supply of our product candidates. Even where alternative materials or precursors or alternative vendors are identified, such alternative materials, precursors or vendors and their materials will need to be properly assessed and qualified and additional regulatory approvals may also need to be obtained all of which could result in significant delays to the supply of our product candidates or an inability to supply product candidates within anticipated timescales, if at all.

We rely on third parties for the manufacture of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

Currently, our ACT product candidates are manufactured by our personnel at the UTH facility. We expect to continue to manufacture product candidates for early-phase trials using our personnel at the UTH facility; but we are currently negotiating contracts with larger CMOs with experience in cell therapy development and manufacturing to manufacture our products for late-stage clinical trials, including any pivotal trials. The process will involve the development of a given manufacturing process in house using our personnel followed by technology transfer of each manufacturing process to the CMO. Our manufacturing strategy for TCER includes CMOs for cell line development, process development, formulation development, cGMP manufacturing, analytics, release testing, fill and finish, packaging and storage.

Reliance on third-party providers may expose us to different risks than if we were to manufacture and supply product candidates ourselves. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates must be approved by the EMA and comparable regulatory authorities, and the FDA requires our CMOs or other third-party manufacturers to maintain a compliance status acceptable to the FDA, pursuant to inspections that will be conducted after we submit the marketing application to the applicable regulatory authorities. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations, applicable cGMP and cGTP standards and other laws and regulations, such as those related to environmental health and safety matters.

If our CMOs or other third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA and comparable regulatory authorities, or if the quality or accuracy of the manufacturing and quality control data they obtain is compromised due to their failure to adhere to protocols or to regulatory requirements, we will not be able to secure and/or maintain regulatory approval for our product candidates. In addition, we have no control over the ability of our CMOs or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates and that obtained approvals could be revoked, which would adversely affect our business and reputation.

Establishing additional or replacement CMOs could take a substantial amount of time and it may be difficult to establish replacement CMOs who meet regulatory requirements. There are a limited number of manufacturers that operate under cGMP and, for cellular products, also under cGTP regulations and that are both capable of manufacturing for us and willing to do so. In addition, there are limited CMOs specialized in the manufacturing of cellular therapy products. If we have to switch to a replacement CMO, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. If we are able to find a replacement CMO, the replacement CMO would need to be qualified and may require additional regulatory authority approval, which could result in further delay regulatory approval and commercialization of our product candidates.

Furthermore, third-party providers may breach, terminate or decline to renew agreements they have with us because of factors beyond our control, such as their own financial difficulties or business priorities, international trade restrictions and financial costs, potentially at a time that is costly or otherwise inconvenient for us or our partners. In such cases, we would face the challenge of transferring complicated manufacturing techniques to other CMOs. We may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. A transfer of the manufacturing process for our product candidates would be time-consuming, and we or our partners may not be able to achieve such transfer. If we are unable to find an adequate replacement or another acceptable solution in time, clinical trials of our product candidates could be delayed or our commercial activities could be harmed.

Failure of third-party contractors to successfully develop and commercialize companion diagnostics for use with our product candidates could harm our ability to commercialize our product candidates.

We plan to develop companion diagnostics for our product candidates where appropriate. Such developments are expensive and time-consuming. The FDA, the EMA and comparable regulatory authorities may request or require the development and regulatory approval of a companion diagnostic as a condition to approving one or more of our product candidates. We do not have experience or capabilities in developing, seeking regulatory approval for or commercializing diagnostics and plan to rely in large part on third parties to perform these functions.

We will likely outsource the development, production and commercialization of companion diagnostics to third parties. By outsourcing these companion diagnostics to third parties, we become dependent on the efforts of our third-party contractors to successfully develop and commercialize these companion diagnostics. Our contractors:

•	may not perform their obligations as expected;

•	may encounter production difficulties that could constrain the supply of the companion diagnostic;

•	may encounter difficulties in obtaining regulatory approval;

•	may have difficulties gaining acceptance of the use of the companion diagnostic in the clinical community;

•	may not commit sufficient resources to the marketing and distribution of such product; and

•	may terminate their relationship with us.

We collaborate with third parties in the research, development and commercialization of certain of our product candidates and may enter into other collaborations in the future for our other product candidates. If our collaborators do not perform as expected or if we are unable to maintain existing or establish additional collaborations, our ability to develop and commercialize our product candidates may be adversely affected.

From time to time, we may enter into collaboration agreements with third parties that have experience in product development, manufacturing and/or commercialization for other product candidates and/or research programs. We may face significant competition in seeking appropriate partners for our product candidates, and the negotiation process may be time-consuming and complex. In order for us to successfully partner our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations related to our product candidates, we could bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development and commercialization of our product candidates.

We have collaboration and license agreements with, for example, MD Anderson, Amgen, Genmab, Celgene Corporation, a Bristol-Myers Squibb Company (“BMS”), and GlaxoSmithKline (“GSK”). These collaborations have also provided us with important funding for our development programs and technology platforms, and we expect to receive additional funding under these collaborations in the future. If our therapeutic collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. For example, our collaboration agreement with Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. was terminated in 2020 and our collaboration agreement with MorphoSys AG was terminated in 2021. As a result, we will not receive any future milestone or royalty payments under these collaborations. In addition, any termination of an agreement by the relevant collaborators could affect our ability to develop further such product candidates or adversely affect how we are perceived in scientific and financial communities. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators.

In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as used in our product candidates, adverse events with their product candidates could negatively affect our product candidates. Any of these developments could harm our product development efforts.

If our collaborators terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, reimbursement of development costs, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of product candidates. Furthermore, if our collaborators do not prioritize and commit sufficient resources to our product candidates, we or our partners may be unable to develop or commercialize these product candidates, which would limit our ability to generate revenue and become profitable.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Additionally, although we intend to develop product candidates through our own internal research, we may need to obtain additional licenses from others to advance our research or allow commercialization of our product candidates and it is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic collaborations and licenses and the negotiation process is time-consuming and complex. We may also be unable to identify product candidates that we believe are an appropriate strategic fit for our company and intellectual property relating to, or necessary for, such product candidates. The in-licensing and acquisition of third-party intellectual property is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may not be successful in our efforts to establish strategic collaborations or other alternative arrangements for our product candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. Any delays in entering into new strategic collaboration agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent or may depend in the future on patents, know-how and proprietary technology, both our own and licensed from others. We may also enter into additional license agreements that are material to the development of our product candidates. Our current license agreements impose, and future agreements may impose, various development, diligence, commercialization and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. Disputes may arise between us and our licensors and licensees regarding intellectual property subject to a license agreement, including those related to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, and our collaborators.

If disputes over intellectual property that we have licensed, or will license in the future, prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Furthermore, if our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as it is for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to commercialize our product candidates successfully may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates. If we do not adequately protect or enforce our intellectual property, competitors and other third parties may be able to erode or negate any competitive advantage we may have, which could harm our business. To protect our proprietary position, we file patent applications in the United States and abroad related to our product candidates that are important to our business. The patent application and approval process is expensive, complex and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to biological and pharmaceutical products commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office (“USPTO”), or become involved in post-grant review procedures, oppositions, derivations, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Alternatively, our competitors may seek to market generic versions of any approved products and may claim that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Any of the foregoing could have a material adverse effect on our business.

If third parties claim that our activities or products infringe upon their intellectual property, our operations could be adversely affected.

There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we or our third-party suppliers are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we or our third-party suppliers were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including treble damages if the infringement is found to be willful, suspend the manufacture of certain product candidates or reengineer or rebrand our product candidates, if feasible, or we may be unable to enter certain new product markets. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product or technology, however such a license may not be available on commercially reasonable terms or at all. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a nonexclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Any such claims could also be expensive and time-consuming to defend and divert management’s attention and resources. Our competitive position could suffer as a result. In addition, if we have declined to enter into a valid non-disclosure or assignment agreement for any reason, we may not own an invention or intellectual property rights and may not be adequately protected. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our product candidates, we have not conducted a full freedom-to-operate search or analysis for such product candidates, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. In addition, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates and we may not be aware of such patents. Thus, we cannot guarantee that we can successfully commercialize product candidates in a way that will not infringe any third party’s intellectual property.

Where we license certain technology from a third party, the prosecution, maintenance and defense of the patent rights licensed from such third party may be controlled by the third party which may impact the scope of patent protection which will be obtained or enforced.

Where we license patent rights or technology from a third party, control of such third-party patent rights may vest in the licensor, particularly where the license is non-exclusive or field restricted. This may mean that we are not able to control or affect the scope of the claims of any relevant third-party patent or have control over any enforcement of such a patent. Therefore, we cannot be certain that such patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. Where a licensor brings an enforcement action, this could negatively impact our business or result in additional restrictions being imposed on the license we have and the scope of such license or result in invalidation or limitation of the scope of the licensed patent. In addition, should we wish to enforce the relevant patent rights against a third person, we may be reliant on consent from the relevant licensor or the cooperation of the licensor. The licensor may refuse to bring such action and leave us unable to restrict competitor entry into the market.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, or lawsuits accusing our products of patent infringement, which could be expensive, time-consuming and unsuccessful.

Competitors or third parties may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Further, such third parties could counterclaim that we infringe, misappropriate or otherwise violate their intellectual property or that a patent or other intellectual property right asserted against them is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. The outcome of any such proceeding is generally unpredictable.

An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patents applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may be enjoined from manufacturing, using, and marketing our products, or may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Any required license may not be available on commercially reasonable terms or at all. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a nonexclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue to operate.

Should third parties file patent applications or be issued patents claiming technology we also use or claim, we may be required to participate in interference proceedings in the USPTO to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms or at all.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensing collaborators initiates legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes and post grant review, and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

Our agreements with employees and our personnel policies generally provide that any inventions conceived by such individuals in the course of rendering services to us shall be our exclusive property or that we may obtain full rights to such inventions, at our election. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. We may be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. Ownership disputes may arise, for example, from conflicting obligations of consultants or others who are involved in developing our development candidates.

We also face the risk that present or former employees could continue to hold rights to intellectual property we use, may demand the registration of intellectual property rights in their name and demand damages or compensation pursuant to the German Employee Invention Act. In addition, under the German Employee Invention Act, certain employees retain rights to patents they invented or co-invented and disclosed to us prior to October 1, 2009 if the employee inventions were not actively claimed by us after notification by the employee inventors. While we believe that all of our current and past German employee inventors have assigned to us their interest in inventions and patents they invented or co-invented, there can be no assurance that all such assignments are fully effective. Even if we lawfully own all inventions of our employee inventors who are subject to the German Act on Employees’ Inventions, we are required under German law to reasonably compensate such employees for the use of the inventions. If we are required to pay increased compensation or face other disputes under the German Act on Employees’ Inventions, our business could be adversely affected.

Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse impact on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. Although we require all of our employees to assign their inventions to us, and require all of our employees and key consultants who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

We may be subject to claims that we or our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, that our employees have wrongfully used or disclosed alleged trade secrets of their former employers, or claiming ownership of what we regard as our own intellectual property.

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. In addition, our employees involved in our strategic collaborations have access to certain joint confidential information or such information from the collaborator. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, from time to time we may be subject to claims that we, or our employees, consultants, or independent contractors, have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties, or that patents and applications we have filed to protect inventions of these individuals, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on an exclusive basis or on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Such liability can also occur if we publish or disclose confidential information from our collaboration without permission of the respective collaborator.

Changes in U.S. or foreign countries’ patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the U.S. Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents, nor can we predict changes in international patent law.

We may not be able to protect our intellectual property rights throughout the world.

The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and we may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business may be harmed.

Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from utilizing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or therapies, or design around our patents. Our patents may be challenged, invalidated, circumvented or narrowed, or fail to provide us with any competitive advantages. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries. Filing, prosecuting, enforcing, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors or other third parties may use our technologies, or technology that we license, in jurisdictions where we have not obtained patent protection to develop our own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our lead product candidate or any other current or future product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Thus, it may be difficult for us to stop the infringement of our patents or the marketing of competing products in violation of our proprietary rights, generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could place our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Patent terms may be inadequate to protect our competitive position on our product candidates or any future product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from our earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Act”). The Hatch-Waxman Act permits a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. In the European Union, a maximum of five and a half years of supplementary protection can be achieved for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. However, we may not receive an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the length of the extension could be less than we request.

Even if patents covering our product candidates or any future product candidates are obtained and even if we are successful in obtaining patent term extension, once the patent life has expired, we may be open to competition from competitive products. The launch of a similar or biosimilar version of one of our products would likely result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting our current product candidates or any future product candidates might expire before or shortly after we or our collaborators commercialize those candidates. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our trademarks, trade names and brand would have an adverse impact on our business, financial condition, results or operations and prospects.

We may rely on trademarks and trade names to protect our business. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or marks which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business, financial condition, results of operations, and prospects may be adversely affected. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. For example, we have filed an opposition against Immunocore Limited’s U.S. trademark application for IMMTAX and Immunocore Limited has brought counterclaims against three of our registered U.S. trademarks for IMMATICS. If we are unsuccessful in this opposition or if Immunocore Limited is successful in its counterclaims, we may be required to change our branding which could cause us to incur substantial costs and impede our ability to build and sustain name recognition for such platform. For more information on the opposition proceeding see “Business — Legal Proceedings.” Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business, financial condition, results of operations and prospects may be significantly harmed. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could significantly harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	we may not be able to detect infringement of our issued patents;

•

others may be able to develop products that are similar to our products or product candidates, or any future product candidates we may develop, but that are not covered by the claims of the patents that we may in-license in the future or own;

•

we, or our current or future collaborators or license partners, might not have been the first to make the inventions covered by the issued patents or patent application that we may in-license in the future or own;

•	we, or our current or future collaborators or license partners, might be found not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that the pending patent applications we may in-license in the future or own will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our patents, or parts of our patents, for which we are not aware;

•	issued patents that we hold rights to may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	issued patents may not have sufficient term or geographic scope to provide meaningful protection;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Our Business and Industry

Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

Our business could be adversely affected by health epidemics in regions where we have clinical trial sites or other business operations; epidemics could also cause significant disruptions in the operations of third-party manufacturers and CROs upon whom we rely. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The outbreak has resulted in governments implementing numerous measures to contain the COVID-19 pandemic, which are subject to change and the respective government authorities may tighten the restrictions at any time.

The outbreak has caused us to modify our business practices including restricting employee travel, developing social distancing plans for our employees and canceling physical participation in meetings, events and conferences, and we may take further actions as may be required by government authorities or as we determine are in the best interests of our employees and business partners. Such modifications may negatively impact productivity, divert resources away from product development, disrupt our business operations and delay and disrupt our clinical trials and preclinical programs.

In addition, the outbreak and the resulting government actions may adversely impact our planned and ongoing clinical trials. Clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be willing and/or able to comply with clinical trial protocols due to the COVID-19 pandemic, particularly if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 may be impeded, which would adversely impact our clinical trial operations. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, diversion of hospitals and medical centers or sites serving as our clinical trial sites and hospital or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect and delay our ability to obtain regulatory approvals for our product candidates, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. As a result of disruptions caused by the COVID-19 pandemic, we may require additional capital to continue our research activities, which we may be unable to secure on favorable terms, if at all.

The outbreak and the resulting government actions may also adversely impact the operations of our CROs, CMOs, suppliers and other business partners due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems. Furthermore, we may experience longer lead times in procuring raw materials or components necessary to manufacture our product candidates, and our CMOs may be unable to manufacture product candidates in sufficient quantities that meet our standards.

As the COVID-19 pandemic continues to evolve, we believe that the extent of its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time, the COVID-19 pandemic’s ultimate impact on our results of operations, cash flows and financial position cannot be reasonably predicted. Any prolonged disruption of our clinical trials, suppliers or contract manufacturers, closures of facilities, such as clinical trial sites, would delay the development of our product candidates. There are no comparable recent events that provide guidance as to the likely effect of the COVID-19 pandemic, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. However, the COVID-19 pandemic could have a material adverse effect on our business, results of operations, financial condition and prospects and heighten many of our known risks described in this “Item 3. Key Information—D. Risk Factors” section.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our Chief Executive Officer and other executive officers in our senior management. Despite our efforts to retain valuable employees, members of our management, scientific and development teams could always terminate their employment with us on short notice. Even though we have employment agreements in place with all our employees including key personnel, these employment agreements provide for at-will employment, which means that any of our employees could leave us at any time, subject to notice periods and non-competition clauses. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

Competition for skilled personnel is intense, particularly in the biotechnology industry. We conduct substantially all of our operations at our facilities in Tübingen, Germany, Houston, Texas and Munich, Germany. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials and commercialization, we are expanding our development, regulatory, manufacturing, marketing and sales capabilities and may need to further expand or contract with third parties to provide these capabilities. In addition, as our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other third parties. Our growth will impose significant added responsibilities on members of management. Our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to these growth activities, including identifying, recruiting, integrating, maintaining and motivating additional employees, managing our research and development efforts effectively, including the clinical trials and the FDA’s, the EMA’s or comparable regulatory authority’s review process for our product candidates, while complying with our contractual obligations to contractors and other third parties and improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage our growth effectively. To that end, we must be able to effectively manage our research and development efforts and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or could disrupt our operations.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. Furthermore, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

As a result of being a public company, we have incurred costs and expect to continue to incur additional costs, and we may not manage to comply with our internal control procedures and corporate governance structures.

To comply with the requirements imposed on us as a public company, we have incurred, and expect to continue to incur, significant legal, insurance, accounting and other expenses that we did not incur as a private company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors, management and administrative staff are required to perform additional tasks. For example, we bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We have invested, and intend to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governance practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.

We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods and/or technologies before or more successfully than we do.

The biotechnology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through strategic collaborations with large and established companies. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects or are more convenient than any products that we may develop, which would render our products obsolete or noncompetitive. Our competitors also may obtain FDA, the EMA or regulatory approval in other jurisdictions for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of any of our product candidates may be delayed, and our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA, the EMA and comparable regulatory authorities, and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;

•	our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and/or adverse publicity and could negatively affect our operating results and business.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (for example, Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act (“CCPA”) increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (“CPRA”), in the November 3, 2020 election. Effective starting on January 1, 2023 , the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. As we expand our operations and research and development efforts, the CCPA and CPRA may impose new and burdensome privacy compliance obligations on our business, may increase our compliance costs and potential liability. Other states are considering similar laws.

These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of non-compliance and penalties for non-compliance. Regulation 2016/679, known as the General Data Protection Regulation (“GDPR”), as well as European Union member state implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Union, or in certain circumstances, by companies located outside of the European Union and processing personal information of individuals located in the European Union.

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used,

(iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area (the “EEA”), such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains. For example, in July 2020, the Court of Justice of the European Union invalidated the so-called Privacy Shield, which provided a framework for data transferred from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the EU. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with new European Union data protection rules. The GDPR also contains a private right of action allowing data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Additionally, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an “adequacy finding” in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our current and future operations are subject to applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws. If we are unable to comply, or do not fully comply, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:

•

The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•

Federal civil and criminal false claims laws, such as the False Claims Act (“FCA”), which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•

HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

•

HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•

The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

•

State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

•

State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our product candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering and use of our drug candidates, if approved, to be in violation of applicable laws.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, the EMA or other applicable regulations, provide accurate information to the FDA, the EMA and comparable regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us.

Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, the EMA or comparable regulatory authorities. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results and reputation.

In addition, we are subject to the Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We and our third-party contractors must comply with environmental, health and safety laws and regulations. A failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of biohazardous materials and wastes and genetically modified organisms. Hazardous chemicals, including potentially infectious biological substances and genetically modified organisms, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources.

Although we maintain workers’ compensation insurance as prescribed by Texas and German laws to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of biological or hazardous materials or wastes, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our product development programs and significant monetary losses.

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Further, as the current COVID-19 pandemic continues to result in a significant number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business. We cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such information security incidents.

If a failure, accident or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including personally identifiable information and our intellectual property or financial information, a material disruption of our programs and/or significant monetary losses. For example, the loss of XPRESIDENT raw data, the XPRESIDENT database or other data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. Our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the further development of our product candidates could be disrupted.

Product liability lawsuits could cause us to incur substantial liabilities and to limit development and commercialization of any products that we may develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates in human clinical trials and will face an even greater risk if we commercialize any products that we successfully develop. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. We may also still face risks from previous research and development activities. For example, IMA950, a multi-peptide vaccine we previously developed, is still in clinical use under the responsibility of clinical investigators outside of our clinical trials (investigator-initiated trials). While any sponsor responsibility is with the investigator, we cannot fully be sure that we will not be held liable in the future for any potential product defects.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial sites and/or study participants;

•	significant costs to defend the related litigations;

•	a diversion of management’s time and our resources to pursue our business strategy;

•	substantial monetary awards to study participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our product candidates that we may develop; and

•	a decline in the price of our securities.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. While we have obtained clinical trial insurance for our Phase 1 clinical trials and will also seek to obtain such insurance for future trials, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In such instance, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

Litigation and other legal proceedings may adversely affect our business.

From time to time, we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, even if the regulatory or legal action is unfounded or not material to our operations.

Our insurance policies are expensive and protect only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risks that our business may encounter, and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. If we obtain marketing approval for any product candidates that we or our collaborators may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts. Required coverage limits for such insurances are difficult to predict and may not be sufficient. If potential losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop. Additionally, operating as a public company will make it more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult to attract and retain qualified individuals to serve on our supervisory board (the “Supervisory Board”), the board committees or our management board (the “Management Board”).

If we engage in acquisitions and/or commercial collaborations in the future, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.

We may acquire technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. Such efforts may never result in a transaction, and any future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, research programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, research programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources and personnel than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, research programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, research programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us or that we inadequately assess. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or fails to reach its forecasted commercial potential, or that the integration of a product, product candidate, research program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties would have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, acquisitions create other uncertainties and risks, particularly when the acquisition takes the form of a merger or other business consolidation. We may encounter unexpected difficulties, or incur unexpected costs, in connection with transition activities and integration efforts, which include:

•	high acquisition costs;

•	the need to incur substantial debt or engage in dilutive issuances of equity securities to pay for acquisitions;

•	the potential disruption of our historical business and our activities under our collaboration agreements;

•	the strain on, and need to expand, our existing operational, technical, financial and administrative infrastructure;

•	our lack of experience in late-stage product development and commercialization;

•	the difficulties in assimilating employees and corporate cultures;

•	the difficulties in hiring qualified personnel and establishing necessary development and/or commercialization capabilities;

•	the failure to retain key management and other personnel;

•	the challenges in controlling additional costs and expenses in connection with and as a result of the acquisition;

•	the need to write down assets or recognize impairment charges;

•	the diversion of our management’s attention to integration of operations and corporate and administrative infrastructures; and

•	any unanticipated liabilities for activities of or related to the acquired business or its operations, products or product candidates.

If we fail to integrate or otherwise manage an acquired business successfully and in a timely manner, resulting operating inefficiencies could increase our costs more than we planned, could negatively impact the market price of our ordinary shares and could otherwise distract us from execution of our strategy.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

We currently conduct clinical trials in the United States and in Germany and we plan to market our product candidates, if approved, internationally. As a result, our business is subject to risks associated with conducting business internationally. Our future results could be harmed by a variety of factors, including:

•	differing regulatory requirements in non-U.S. countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	differing standards for the conduct of clinical trials;

•

increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in the United States or elsewhere and shipping the product candidate to patients in other countries;

•	import and export requirements and restrictions;

•	economic weakness, including inflation, or political instability in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States or Germany;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

•	potential liability under the FCPA or comparable foreign regulations;

•

challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States or Germany;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may pose certain implications to our research, commercial and general business operations, including the approval and supply of our product candidates. On December 24, 2020, the United Kingdom and European Union agreed on a new Trade and Cooperation Agreement, and on December 31, 2020, the United Kingdom formally left the transition period. The Trade and Cooperation Agreement is comprehensive but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. This finalization of the long-term relationship between the United Kingdom and the European Union will dictate how the European Union will be impacted and may result in an impact on our business operations in Europe. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and the European Union.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually beginning with our fiscal year 2021. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our securities.

We have identified material weaknesses in our internal control over financial reporting. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, our management identified material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We have developed a remediation plan designed to address these material weaknesses and other existing deficiencies. We have re-designed the key processes and included significant measures to ensure an effective internal control over financial reporting. We are currently implementing these processes to ensure operating effectiveness. In doing so, we rely on the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures. There can be no assurance that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

Risks Related to Ownership of Our Securities

The market price of our securities may be volatile and may fluctuate due to factors beyond our control.

The market price of shares of our securities could be subject to wide fluctuations in response to many risk factors listed in this “Item 3. Key Information—D. Risk Factors” section, and others beyond our control, including:

•	results and timing of preclinical studies and clinical trials of our product candidates;

•	results of clinical trials of our competitors’ products;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;

•	our inability to raise additional capital and the terms on which we raise it;

•	commencement or termination of any strategic collaboration or licensing arrangement;

•	regulatory developments, including actions with respect to our products or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry, including changes in the structure of healthcare payment systems;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our securities by us, our insiders or our other shareholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has historically experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our warrants may never be in the money and may expire worthless.

The exercise price for our warrants is $11.50 per ordinary share. Our warrants may never be in the money prior to their expiration, and as such, the warrants may expire worthless.

Warrant holders will have no rights as ordinary shareholders until they acquire our ordinary shares.

Until warrant holders acquire our ordinary shares upon exercise of such warrants, they will have no rights with respect to our ordinary shares issuable upon exercise of such warrants, including the right to vote or respond to tender offers. Upon exercise of the warrants, holders will be entitled to exercise the rights of an ordinary shareholder only as to matters for which the record date occurs after the exercise date.

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our securities to fluctuate or decline.

We expect our operating results to be subject to fluctuations by numerous factors, including:

•	if any of our product candidates receives regulatory approval, the timing and the terms of such approval and market acceptance and demand for such product candidates;

•	variations in the level of expense related to the ongoing development of our product candidates or research pipeline;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements, or the termination or modification of any such existing or future arrangements;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

•	any intellectual property infringement lawsuit or any opposition, interference, cancellation or other intellectual-property-related proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	fluctuations in the price of our ordinary shares;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our securities could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our securities to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.

The trading market for our securities depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our securities to decline.

The issuance of ordinary shares in connection with the exercise of warrants will dilute the ownership interest of the holders of our ordinary shares and may materially affect the trading price of our ordinary shares.

As of February 1, 2021, we had outstanding 7,187,500 warrants to purchase an equivalent number of our ordinary shares at an exercise price of $11.50 per ordinary share. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our ordinary shares may be issued in the future. We cannot quantify the number of ordinary shares that will be issued in connection with the exercise, if any. However, the issuance of ordinary shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our ordinary shares and could materially affect the trading price of our ordinary shares.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

Our articles of association prescribe that any profits in any financial year will be distributed first to holders of financing preferred shares, if outstanding. Any remaining profits may be reserved by the Management Board subject to the approval of the Supervisory Board or, after July 1, 2021, the Board. Any profits remaining thereafter and our reserves may be distributed as dividends to the holders of our ordinary shares, subject to the appropriate record date. The general meeting will be authorized to declare distributions on the proposal of the Management Board, which proposal will require the prior approval of the Supervisory Board or, after July 1, 2021, the Board. We will have power to make distributions to shareholders only to the extent that our equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law or by our articles of association. We may not make any distribution of profits on shares held by the company as treasury shares and such treasury shares will not be taken into account when determining the profit entitlement of our shareholders. The Management Board or, after July 1, 2021, the Board, determines whether and how much of the profit shown in the adopted annual accounts it will reserve and the manner and date of any dividend. In addition, the Management Board is permitted, subject to Supervisory Board approval and subject to certain requirements, to declare interim dividends without the approval of the shareholders. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. Further, since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. Accordingly, investors in our securities cannot rely on dividend income, and any returns on an investment in our securities will likely depend entirely upon any future appreciation in the price of such securities.

Certain shareholders have representation on the Supervisory Board, and after July 1, 2021, the Board, and have a substantial degree of influence over us, which could delay or prevent a change of corporate control or result in the entrenchment of our management and/or directors.

Two of our principal shareholders, ARYA Sciences Holdings (“ARYA Sponsor”) and dievini Hopp BioTech holding GmbH & Co. KG, are represented on the Supervisory Board. As a result, such shareholders may be able to significantly influence the outcome of matters submitted for director action, subject to obligation of the Management Board and Supervisory Board or, after July 1, 2021, the Board to act in the interest of all of our stakeholders, and for shareholder action, including the designation and appointment of the Management Board and Supervisory Board and, after July 1, 2021, the Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers.

To the extent that the interests of our principal shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that our principal shareholders may seek to pursue. The influence of such shareholders over our management could also have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of our company, which could cause the market price of our securities to decline or prevent our shareholders from realizing a premium over the market price for our securities. Additionally, ARYA Sponsor is controlled by Perceptive Advisors LLC and its affiliates (“Perceptive”), which is in the business of making investments in companies and which may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. Perceptive may also pursue acquisition opportunities that may be complementary to (or competitive with) our business, and as a result those acquisition opportunities may not be available to us.

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands.

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this Annual Report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde).

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against the company or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Under our articles of association, and certain other contractual arrangements between us and our directors, we will indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. There is doubt, however, as to whether U.S. courts would enforce such indemnity provisions in an action brought against one of our directors in the United States under U.S. securities laws.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that our shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove the Supervisory Board or Management Board at the time of such acquisition bid.

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of the Supervisory Board, Management Board or, after July 1, 2021, the Board or effect a change in the composition of such boards. These provisions include:

•

a provision that our directors can only be removed (or a binding nomination by the Supervisory Board or, after July 1, 2021, the Board or shareholders representing, individually or jointly, 10% of our issued share capital to appoint directors can only be set aside) by the shareholders by a majority of at least two thirds of the votes cast during a general meeting, provided such votes represent more than half of the issued share capital (unless the removal was proposed by the Supervisory Board or, after July 1, 2021, the Board, in which case a majority of votes cast representing more than half of the issued share capital is required);

•

pursuant to our articles of association, the Management Board and, after July 1, 2021, the Board, is irrevocably authorized for a period of five years from the date of the Business Combination, to issue ordinary shares which could enable us to dilute the holding of an acquirer by issuing ordinary shares to other parties. Issuances of ordinary shares may make it more difficult for a shareholder or potential acquirer to obtain control over us;

•

a requirement that certain matters, including an amendment of our articles of association, may only be brought to the shareholders for a vote upon a proposal by the Management Board, which proposal requires the prior approval of the Supervisory Board or, after July 1, 2021, upon a proposal by the Board; and

•

a provision implementing a staggered board, pursuant to which only one class of Supervisory Directors, or after July 1, 2021, our Directors, will be elected at each general meeting, with the other classes continuing for the remainder of their respective terms.

Such provisions could discourage a takeover attempt and impair the ability of shareholders to benefit from a change in control and realize any potential change of control premium. This may adversely affect the market price of our securities. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our shareholders may not have any preemptive rights in respect of future issuances of our ordinary shares.

In the event of an increase in our share capital by way of an issue of our ordinary shares, holders of our ordinary shares are generally entitled under Dutch law to full preemptive rights, unless these rights are limited or excluded either by a resolution of the general meeting or by a resolution of the Management Board, subject to the prior approval of the Supervisory Board or, after July 1, 2021, the Board (if authorized by the general meeting for this purpose), or where shares are issued to our employees or a group company (i.e., certain affiliates, subsidiaries or related companies) or paid up by means of a non-cash contribution, or in case of an exercise of a previously acquired right to subscribe for shares. The same preemptive rights apply when rights to subscribe for shares are granted.

Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting, which resolution requires a two-thirds majority of the votes cast if less than half of the issued share capital is present or represented at the meeting. The general meeting may authorize the Management Board, subject to the prior approval of the Supervisory Board or, after July 1, 2021, the Board to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for the Management Board, subject to the prior approval of the Supervisory Board or, after July 1, 2021, the Board can be granted and extended, in each case for a period not exceeding five years.

Pursuant to our resolution of the general meeting dated June 30, 2020, the Management Board is irrevocably authorized for a period of five years from the date of the Business Combination to limit or exclude preemptive rights on our ordinary shares up to 100% of the number of our ordinary shares in our authorized share capital (from time to time). Accordingly, holders of our ordinary shares may not have any preemptive rights in connection with, and may be diluted by, an issue of new ordinary shares and it may be more difficult for a shareholder to obtain control over the general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Further, certain of our ordinary shareholders outside the Netherlands, in particular, U.S. ordinary shareholders, may not be allowed to exercise preemptive rights to which they are entitled, if any, unless a registration statement under the Securities Act is declared effective with respect to ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available. Preemptive rights do not exist with respect to the issue of financing preferred shares and holder of financing preferred shares have no preemptive right to acquire newly issued ordinary shares.

We are not obligated to and do not comply with all the best practice provisions of the DCGC. This could adversely affect the rights of our shareholders.

As we have our registered office in the Netherlands and our ordinary shares are listed on the Nasdaq, we are subject to the Dutch Corporate Governance Code, as of December 8, 2016 and as amended from time to time (the “DCGC”). The DCGC contains both principles and best practice provisions for the Management Board, the Supervisory Board or, after July 1, 2021, the Board, shareholders and the general meeting, financial reporting, auditors, disclosure compliance and enforcement standards.

The DCGC is based on a “comply or explain” principle. Accordingly, we are required to disclose in our management report publicly filed in the Netherlands, whether or not we are complying with the various provisions of the DCGC. If we do not comply with one or more of those provisions (e.g., because of a conflicting Nasdaq requirement or U.S. market practice), we are required to explain the reasons for such non-compliance.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the Nasdaq and U.S. securities laws applicable to us, or because we believe such provisions do not reflect customary practices of global companies listed on Nasdaq. This could adversely affect the rights of our shareholders and our shareholders may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain Nasdaq corporate governance listing standards that are applicable to a Nasdaq-listed U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, because we are a foreign private issuer, we have elected to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the Nasdaq corporate governance listing standards that are applicable to U.S. companies listed on the Nasdaq. Furthermore, Nasdaq listing standards generally require Nasdaq-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 16G. Corporate Governance.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation. In addition, as an emerging growth company, we are required to provide only two years of audited financial statements and two years of selected financial data in our initial registration statement, compared to three and five years, respectively, for comparable data reported by other public companies.

We could be an emerging growth company for up to five years from ARYA Sciences Acquisition Corp.’s initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end); or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

We may be or may become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.

If we or any of our subsidiaries is a passive foreign investment company (a “PFIC”) for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our ordinary shares that is a U.S. Holder, such U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”), may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. It is uncertain whether we or any of our subsidiaries, including Immatics OpCo, will be treated as a PFIC for U.S. federal income tax purposes for 2020 or for the current or any subsequent tax year. If we determine that we and/or any of our subsidiaries is a PFIC for any taxable year, we intend to provide a U.S. Holder with such information necessary for the U.S. Holder to make and maintain a QEF Election (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) with respect to us and/or such subsidiaries, but there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” Prospective U.S. Holders of our ordinary shares or warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the name Immatics B.V. on March 10, 2020 solely for the purpose of effectuating the business combination (the “Business Combination”) between us, ARYA Sciences Acquisition Corp., a Cayman Islands exempted company (“ARYA”), Immatics Biotechnologies GmbH, a German limited liability company, Immatics Merger Sub 1, a Cayman Islands exempted company, and Immatics Merger Sub 2, a Cayman Islands exempted company. Upon the closing of the Business Combination on July 1, 2020, we converted into a Dutch public limited liability company (naamloze vennootschap) and changed our name to Immatics N.V.

Prior to the Business Combination, we did not conduct any material activities other than those incident to our formation and certain matters related to the Business Combination, such as the making of certain required securities law filings and the establishment of subsidiaries to effect the Business Combination. Upon the closing of the Business Combination, Immatics OpCo became the direct, wholly owned subsidiary of Immatics, and holds all material assets and conducts all business activities and operations of Immatics.

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 77595726. We have our corporate seat in Amsterdam, the Netherlands and our registered office is at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany, and our telephone number is +49 (7071) 5397-0. Our executive office in the United States is located at Immatics US, Inc., 2130 W. Holcombe Boulevard, Houston, Texas, 77030 and our telephone number is +1 (346) 204-5400.

B. Business Overview

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our focus is the generation of novel therapeutic options for solid tumor patients. Solid tumors constitute the majority of all malignancies, and relapsed and/or refractory solid tumor patients have an unmet medical need. We believe that by identifying true cancer targets and the right TCRs, we will be well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to improve the lives of cancer patients.

One of the challenges of effectively treating solid tumors is the lack of cancer-specific targets. By utilizing TCR-based therapeutics, we are capable of directing T cells not only to targets on the surface of the cancer cell but also to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native human tumor tissue, and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues.

We believe that the elucidation of these targets provides us the opportunity to develop a pipeline of novel TCR-based product candidates that generate a meaningful therapeutic impact on the lives of cancer patients by going beyond an incremental clinical benefit. We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics. Each modality is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current proprietary pipeline presented in Figure 1 comprises seven therapeutic programs, three of which are being evaluated in clinical trials. In addition, we are collaborating with world-leading partners, including Amgen, Genmab, Bristol-Myers Squibb and GlaxoSmithKline, to develop ten additional therapeutic programs covering ACT and Bispecifics.

Figure 1. Immatics Therapeutic Pipeline

1 Phase 1a: Dose escalation, Phase 1b: Dose expansion

Adoptive Cell Therapy

Our clinical product class ACTengine is based on genetically modifying a patient’s own T cells to express a novel proprietary TCR. The modified T cells are then reinfused into the patient to attack the tumor, an approach also known as TCR-T. We believe that ACTengine is a potent therapy designed to deliver patient benefit even in advanced-stage disease, which is often accompanied with high tumor burden that is difficult to treat with other approaches.

We are currently developing three ACTengine product candidates, which are being evaluated in Phase 1 clinical trials:

•

IMA201: IMA201 T cells are designed to target a peptide derived from melanoma-associated antigen 4 and/or 8 (“MAGEA4/A8”) in patients with relapsed and/or refractory solid tumors. The Phase 1 clinical trial investigating IMA201 focuses on solid tumor indications that include squamous non-small cell lung carcinoma (“squamous NSCLC”), head and neck squamous cell carcinoma (“HNSCC”), and subtypes of sarcoma due to the high prevalence of MAGEA4/8 expression in these tumor indications.

•

IMA202: IMA202 T cells are designed to target a peptide derived from melanoma-associated antigen 1 (“MAGEA1”) in patients with relapsed and/or refractory solid tumors. The Phase 1 clinical trial investigating IMA202 focuses on solid tumor indications that include squamous NSCLC, hepatocellular carcinoma (“HCC”) and melanoma.

•

IMA203: IMA203 T cells are designed to target a peptide derived from the preferentially expressed antigen in melanoma (“PRAME”) in patients with relapsed and/or refractory solid tumors. The Phase 1 clinical trial investigating IMA203 focuses on solid tumor indications with a high prevalence of PRAME expression, including uterine cancer (endometrial cancer and uterine carcinoma), ovarian cancer, melanoma, subtypes of sarcoma and squamous NSCLC.

In March 2021, we reported combined interim data from the Phase 1 dose-escalation stage of our ongoing ACT (IMA201, IMA202 and IMA203) clinical trials. As of the data cut-off, February 16, 2021, 10 patients were treated with our ACT product candidates. With respect to safety signals, we did not observe any DLTs in the IMA201 and IMA202 study. One patient receiving IMA203 experienced a DLT at dose level 2, as defined in the trial protocol. The reaction was transient and fully resolved within 48 hours after onset. The DLT triggered the expansion of dose level 2 from three to six patients. With respect to activity signals, we observed that T cells engrafted in all patients and persisted until the end of the observation period. Despite dosing at dose levels within early dose-escalation stage, initial disease stabilization across all trials was observed in all but one patient and tumor shrinkage was observed in 8 out of 10 patients. A substantial decline (>30%) of target lesions was observed in 2 out of 10 of patients, and one patient experienced a partial response (which was unconfirmed as of data cut-off). After completion of the dose-escalation stage of the clinical trials, we intend to recruit patients at the target dose in all three clinical trials.

In addition to our clinical-stage ACT product candidates, we also have a pipeline of preclinical product candidates. IMA204 is our ACTengine product candidate designed to target COL6A3 exon 6, which is a novel, proprietary tumor stroma target. The rigid stroma and the immunosuppressive microenvironment of solid tumors play a crucial role in tumor initiation, progression and metastasis by providing a protective layer against the body’s immune system and pose a well-known obstacle to T cell accessibility and activity. We believe that targeting this compartment could provide a novel approach for the treatment of many solid tumors and anticipate submitting a clinical trial application for IMA204 in the second half of 2021. In addition to IMA204, we are developing an allogeneic preclinical-stage approach (ACTallo) and five additional preclinical ACT programs in strategic collaborations with our industry-leading partners, Bristol-Myers Squibb and GlaxoSmithKline.

All our clinical-stage ACTengine product candidates are manufactured utilizing our proprietary manufacturing process. We have developed this process with the objective to generate “young” T cells to enhance T cell engraftment and persistence in vivo within a manufacturing period of approximately one week. Manufacturing for our clinical trials is conducted by Immatics personnel at a facility run in collaboration with the University of Texas in Houston, Texas.

Bispecifics

In addition to our ACT pipeline, we are also developing Bispecific T cell engaging receptors. Our proprietary TCR Bispecifics (TCER) are engineered “off-the-shelf” biologics consisting of a portion of the TCR that directly recognizes cancer cells and a T cell recruiter domain that recruits and activates T cells. TCER are designed to attract patients’ circulating T cells to bind to and come into direct proximity with the cancer cells to destroy them. They are intended for the treatment of both early-stage cancer patients with de-bulked tumors as well as advanced-stage cancer patients with reduced tumor burden. Due to their off-the-shelf availability and less complex treatment regimen, we believe TCER might be a lower cost therapy as compared to ACT and could be distributed through classical pharmaceutical supply chains, reaching a broad patient population analogous to classical antibody-based biologics.

We are currently developing two TCER candidates, which are being evaluated in preclinical studies:

•

IMA401: IMA401 is directed against a peptide derived from MAGEA4/8, which is highly prevalent in several solid tumors. Having delivered preclinical PoC in vivo and in vitro, we anticipate submitting a clinical trial application for IMA401 towards year end 2021.

•

IMA402: IMA402 is directed against a peptide derived from an undisclosed cancer-testis antigen prevalent in a broad range of solid tumors. We plan to start cGMP manufacturing activities in the first half of 2021 to further advance IMA402 towards IND and clinical development.

In addition to our proprietary TCER programs, we are developing five additional antibody and TCR-based Bispecific immunotherapies in strategic collaborations with industry-leading partners, Amgen and Genmab.

Our Platforms

Our pipeline has been built using our technology platforms. Our proprietary target discovery platform XPRESIDENT identifies cancer targets that are presented at significant levels on native tumor tissues but not, or to a far lesser extent, on healthy tissues. Once a suitable target is identified, we leverage our proprietary TCR discovery platform XCEPTOR to develop and engineer cognate TCRs against these targets. Our product development is based upon our unique ability to screen for relevant on-target toxicities on healthy tissues and cross-reactivities in early preclinical development, which allows us to focus and advance only the most promising TCR candidates towards clinical trial application. Our pool of more than 200 prioritized targets, our TCRs and our technological know-how are protected by a patent estate covering more than 400 patents in the United States and in excess of 1,550 patents globally as of February 1, 2021. We believe that with our protected technology and our target base, we are uniquely positioned to advance and maximize the value of our pipeline.

Our Team

Our management team includes the creators and developers of our core technologies, whose expertise, experience and innovations we continue to leverage, as well as medical and scientific experts and accomplished business leaders. Our management team brings extensive experience in oncology, research and development, clinical development, CMC and regulatory and compliance, having held senior positions in such companies as GSK, Roche, Micromet, BioNTech and others.

Our Strategy

Our mission is to deliver the power of T cells to cancer patients. We are developing immunotherapies that are designed to provide a meaningful impact on the lives of cancer patients to achieve effects beyond an incremental clinical benefit. We are focusing on the treatment of patients with solid tumors who remain inadequately served by existing treatment modalities. We leverage our true cancer targets and the matching TCRs to potentially substantially lengthen the duration and improve the quality of cancer patients’ lives. By doing so, we strive to become an industry leading, global, integrated biopharmaceutical company, engaged in developing, manufacturing and marketing TCR immunotherapies for the benefit of cancer patients, employees, shareholders and partners. Specifically, we seek to execute the following strategy to maximize the value of our technology platforms and broad portfolio of product candidates:

•

Advance our pipeline of ACTengine product candidates through clinical development. Our ACTengine IMA200 series includes three product candidates in Phase 1 clinical trials (IMA201, IMA202, IMA203) investigating safety, tolerability, biological efficacy and initial signs of clinical response in patients suffering from various types of solid tumors. In March 2021, we reported combined interim data from the Phase 1 dose-escalation stage of these clinical trials, which showed biological activity, a manageable safety profile, and early signs of anti-tumor activity. We intend to continue to advance the three clinical-stage product candidates through clinical development as well as advance our IMA204 preclinical product candidate towards clinical trial application in the second half of 2021. Moreover, we are actively investigating multiple next-generation enhancement strategies (e.g., CD8 co-transduction) to render T cells even more potent to combat solid tumors.

•

Advance our preclinical TCR Bispecifics pipeline towards IND application. We intend to continue advancing for our TCER programs, IMA401 and IMA402, towards IND application and into clinical development. We anticipate that we will submit a clinical trial application for IMA401 towards year end 2021 and enter cGMP development and IND-enabling activities for IMA402 in the first half of 2021.

•

Further enhance our manufacturing capabilities. Our proprietary ACTengine manufacturing process aims to generate cell product candidates within a manufacturing time of approximately one week to deliver young T cells with high proliferative capacity. These cells are designed to infiltrate the patient’s tumor and function in a challenging solid tumor microenvironment. After showing clinical PoC in early-stage clinical trials, we may engage a contract manufacturing organization (“CMO”) or build or acquire a fully integrated in-house manufacturing facility.

•

Expand our intellectual property portfolio. We intend to continue building our intellectual property portfolio in the field of cancer targets, TCRs and technologies. Our portfolio currently includes over 3,500 worldwide active patent applications and more than 1,550 secured patents, of which over 400 are granted in the United States. The protection of our intellectual property assets is a foundational element of our ability to not only strengthen our product pipeline, but also to successfully defend and expand our position in the field of TCR therapies.

•

Leverage the full potential of strategic collaborations. Our discovery platforms form the basis of our collaborations with industry-leading partners including Amgen, Genmab, Bristol-Myers Squibb and GlaxoSmithKline, which involve a total of ten proprietary targets. We intend to continue to maximize the value from these strategic collaborations through milestone payments and royalties for product candidates that successfully advance into and through clinical development and towards commercial launch.

•

Enhance the competitive edge of our technology platforms. Our target and TCR discovery platforms XPRESIDENT and XCEPTOR are the foundation for strengthening our product pipeline and our position in the field of TCR-based therapies. To maintain our competitive edge, we intend to continue identifying and validating true targets and right TCRs to improve outcomes for patients across a broad range of cancers.

•

Extend the impact of immunotherapy through a novel personalized multi-TCR-T approach. We expect to have the opportunity to take the first step towards multi-TCR-T immunotherapy through treatment of patients using a combination therapy approach of both anti-tumor and anti-tumor stroma ACTengine product candidates after clinical PoC for the individual TCRs. We aim to establish a TCR warehouse consisting of TCRs targeting multiple cancer targets and HLA alleles to expand the treatable patient population, reduce the likelihood for tumors to evade immunotherapy and prolong durability of clinical responses.

Introduction & Approach

Current Cancer Immunotherapies

Cancer incidence continues to increase globally. Despite advances in treatment options, in 2020, cancer ranks second to cardiovascular disease as an overall cause of mortality in the United States. It is characterized by the uncontrolled growth of abnormal cells whose ability to evade the immune system’s surveillance is a key factor in their proliferation and persistence. In particular, the prognosis of patients with advanced, recurrent or refractory solid tumors generally is poor, resulting in high unmet medical need.

In recent years, the field of cancer immunotherapy, a form of cancer treatment utilizing a patient’s own immune system to specifically seek and destroy cancer cells, has significantly changed the standard of care in many segments of oncology and has emerged as a major pillar in cancer treatment. Some end-stage cancer patients have experienced tumor reductions and long-term benefits through immunotherapy. Although treatments with immunotherapy, including checkpoint inhibitors, CAR-T cells and monoclonal antibodies, have produced durable responses mainly in hematological cancers and tumors with high mutational load, the majority of cancers, particularly among solid tumors, typically do not respond well to current immunotherapeutic approaches. This absence of clinical efficacy in solid tumors is attributable in part to the lack of suitable cancer antigens, heterogeneity of the tumor, the immunosuppressive environment of solid tumors and the cancer cells’ escape mechanisms.

Empowering T cells to Address the Unmet Medical Need of Solid Tumor Patients

T cells are critical actors in staging an effective immune response against diseased and abnormal cells, such as cancer cells. The human leukocyte antigen (“HLA”) system is an important part of the immune system because it has the ability to present antigenic peptides (“pHLA targets”) derived from intracellular proteins on the surface of the cell to be recognized by the T cell receptor. Due to their biologic purpose to bind to peptides presented by HLA molecules (“pHLA targets”), TCRs can target antigens originating from inside the cell. By using pHLA cancer targets, we are broadening the view of therapeutics from outside to also inside the cell, such that TCRs represent a new therapeutic opportunity for leveraging the power of T cells. Our investigational immunotherapies are designed to use the potency and specificity of natural and engineered TCRs to attack and kill cancer cells. Figure 2 summarizes our approach to transforming treatment paradigms in solid tumors:

Figure 2. Immatics’ Approach to Transforming the Solid Tumor Treatment Paradigms

1.	True Cancer Targets & Matching Right TCRs

We believe the starting point for developing safe and effective immunotherapies is selecting true cancer targets. We define “true targets” as structures that are (1) presented on native tumors and (2) presented at significant levels on native tumor tissues but not, or to a far lesser extent, on healthy tissues. We first identify and validate these target peptides through our proprietary target discovery and characterization platform XPRESIDENT. XPRESIDENT is based on ultra-sensitive, high-throughput quantitative mass spectrometry-based peptide sequencing and allows access to pHLA targets derived from well-known tumor antigens (such as the MAGE antigen family) as well as to tap into novel target spaces including pHLA targets derived from so far uncharacterized parent proteins (such as COL6A3 exon 6) or so called crypto-targets (such as shared neoantigens). With more than 15 years of research, we have selected more than 8000 tumor-associated pHLA targets covered by hundreds of patent applications and are now focusing on more than 200 prioritized pHLA targets covering various highly abundant HLA allotypes.

Once a true target is found, we identify and characterize the right matching TCR utilizing our XCEPTOR platform. TCR characterization is critical to ensure high affinity binding of the TCR specifically to the tumor target without or with minimized cross-recognition to healthy tissues. Our XPRESIDENT target database is essential in the process of characterizing TCRs. It contains an extensive archive of normal tissue profiles which is used to filter out cross-reactive TCRs early in the preclinical development process and focus our preclinical and clinical development efforts on the most promising, “right TCRs.”

2.	A Targeted Approach in Two Distinct Modalities: Adoptive Cell Therapy & TCR Bispecifics

We are addressing the needs of solid tumor patients at different stages of disease by developing two TCR-based modalities with distinct mechanisms of action: ACT and TCR Bispecifics (TCER). Both modalities offer a complementary profile regarding mode of deployment and suitable patient populations. We believe that ACT has the potential to improve patient benefit even in advanced-stage disease, which is often accompanied with a high tumor burden that is difficult to treat with other approaches but requires specialized medical centers and a more intricate personalized autologous supply chain. In contrast, TCER are engineered off-the-shelf biologics deployed through classical pharmaceutical supply chains. We believe TCER is a lower cost therapy compared to cell therapies, that can be applied more rapidly without waiting times for the patient and have their highest potential to improve patient benefit in earlier-stage disease with de-bulked tumors as well as in advanced-stage disease with reduced tumor burden.

3.	Enhanced Manufacturing to Enhance T Cell Persistence

To generate a meaningful impact for solid tumor patients, it is crucial for T cells to engraft and persist in the patient, enabling their infiltration into the patient’s tumor and function in a challenging solid tumor microenvironment. Our proprietary ACT manufacturing process has been designed to generate genetically engineered T cells with a young phenotype and high proliferative capacity aiming to function in a traditionally challenging solid tumor microenvironment. In addition, we are investigating next-generation enhancement strategies to further improve the potency of our manufactured T cell products.

4.	Targeting the Stroma Within the Tumor Microenvironment

The tumor microenvironment is a dynamic network composed of immune cells, blood vessels, stromal cells, signaling molecules and the extracellular matrix, which imposes a significant barrier to therapeutic approaches. The immunosuppressive environment, together with the rigid extracellular matrix, inhibit drugs and T cells from accessing the tumor. Strategies to overcome these cancer protection mechanisms are a focus of our development plan. IMA204 is directed towards COL6A3 exon 6, a target that is predominantly expressed by tumor stromal cells but not, or to a far lesser extent, by healthy tissues. We believe that with IMA204 we can overcome the suppressive tumor microenvironment of solid tumors.

5.	Combating Tumor Heterogeneity and Escape

The tumor of each cancer patient evolves during the disease. As a result, the tumor becomes more heterogenous with co-existing sub-populations of tumor cell clones. The associated intra-tumoral heterogeneity of target expression is known to contribute to tumor escape and consequently to treatment failures and recurrence of the tumor. We are developing an approach that we believe allows treatments to pursue multiple cancer targets per patient at the same time. We are creating a library (or “warehouse”) of TCRs covering multiple pHLA targets and HLA allotypes. As a result of our access to more than 200 prioritized true targets and our rapid TCR discovery and engineering process, we believe that we are uniquely positioned to develop such multi-targeted therapies. A first PoC for this approach was demonstrated by our completed IMA101 clinical pilot trial, the results of which we published in November 2020.

Adoptive Cell Therapies

Our ACTengine programs are based on genetically engineering a patient’s own, autologous T cells with novel TCRs designed to recognize the cancer target on the patient’s tumor. The engineered T cells (TCR-T) aim to induce a robust and specific anti-tumor attack to fight the cancer. The ACTengine mechanism of action is depicted in Figure 3.

Figure 3. Mechanism of Action of Our ACTengine Product Candidates

Upon infusion of an ACTengine product, T cells “equipped” with the cancer target-specific TCR are supposed to bind to the pHLA target on the tumor. Subsequent activation of the T cell induces release of cytotoxic granules that might ultimately lead to tumor killing.

Our interim clinical results from the dose-escalation phase of our ongoing clinical trials highlight the following attributes of our ACTengine IMA201, IMA202 and IMA203 product candidates:

1.

Prevalence in major tumor indications. The targets of our ACTengine product candidates are expressed in a broad range of major solid tumor indications as well as niche indications, opening the potential for an accelerated path to regulatory approval. Cancer targets assessed by our product candidates are presented at high target density per tumor cell. We believe this will reduce the likelihood for early tumor escape.

2.	Safety profile. As of the data cut-off, February 16, 2021, ACTengine product candidates were well tolerated. All adverse events were transient and manageable.

3.

T cell engraftment and persistence. Our proprietary manufacturing process produces engineered target-specific young T cells that are engrafting and persisting in treated patients until the end of observation.

4.

First Anti-tumor Activity. Disease stabilization was observed in 9 out of 10 patients at doses below 1 billion transduced T cells. Tumor shrinkage was observed in 8 out of 10 patients across the trials, including one unconfirmed partial response as of data cut-off in February 2021.

We believe these results support our continued investigation of tumor response at therapeutic dose level within the dose expansion cohort. Initial results at the therapeutic dose level for the IMA202 trial are expected in the second half of 2021.

Delivery of ACTengine Product Candidates

For clinical trial enrollment and prior to treatment with one of our ACTengine product candidates, patients enter a multi-step process as summarized in Figure 4. First, patients are tested for expression of HLA-A*02, as only those tested positive might benefit from subsequent treatment. After confirmation of HLA status, patients are biopsied and target expression for one of currently three cancer targets (MAGEA4/8, MAGEA1 and PRAME) is assessed by our proprietary companion diagnostic device candidate, IMADetect.

Figure 4. Patient Flow for ACTengine Clinical Trials

*	Dose modifications of lymphodepletion regimen for certain risk groups (e.g. patients with HCC & patients with reduced renal-clearance).

Target Screening by IMADetect

IMADetect is a diagnostic, precision-medicine device that screens tumor biopsies for all targets being studied across all of our ACTengine clinical programs at the same time within one assay as laid out in Figure 4. If target expression is found by IMADetect, cancer patients are assigned to the corresponding clinical study. The underlying assay is a reverse transcription quantitative PCR (“RT-qPCR”) test. Target expression mRNA thresholds of the assay have been determined by mass-spectrometry-based peptide presentation data from our XPRESIDENT platform during preclinical development. The thresholds have been designed to be predictive of the presence of the target peptide on the tumor. The assay is currently conducted in our in-house CLIA-certified and CAP- accredited laboratory at our R&D facilities in Houston, Texas, and will be developed as companion diagnostics for our product candidates.

Upon detection of target expression by IMADetect, the patient is enrolled in the corresponding clinical trial: IMA201-101, IMA202-101 or IMA203-101, and T cell manufacturing commences.

T cell Manufacturing

Patients eligible for one of our clinical trials undergo a process called leukapheresis. During leukapheresis, a portion of the patients´ white blood cells is collected, and peripheral blood mononuclear cells (“PBMCs”) are isolated, frozen and then shipped to our central manufacturing site located in Houston, Texas.

Our proprietary manufacturing process (Figure 5) is designed to expand and engineer T cells within a manufacturing time of approximately one week (IMA201/202: 7-10 days; IMA203: 6-7 days) followed by release testing which currently requires approximately two weeks and is targeted to be reduced to one week in later development. T cells, which are a subset of PBMCs, are activated and subsequently mixed with a lentiviral vector to transduce the T cells with the genes encoding the target-specific TCR. The engineered T cells are then expanded in the presence of a proprietary cytokine mix, concentrated and frozen before undergoing release testing. The resulting cell product can be stored frozen until the patient is ready to receive the treatment.

T cells are shipped frozen on dry ice (“frozen-in-frozen-out”) for both delivery of the patient’s PBMCs to our manufacturing site and shipment of the T cell product to the clinical site.

Figure 5. Proprietary T cell Manufacturing

Preconditioning, T cell Infusion and Follow-Up

Patients being refractory to previous treatments receive a preconditioning lymphodepleting regimen (total dose per protocol: 160 mg fludarabine, 2000 mg cyclophosphamide) prior to infusion with the “reprogrammed” target-specific T cells. Subsequently, low-dose IL-2 (dose: 1m IU) is administered for 14 days to further enhance persistence of the transferred cells. After treatment, patients are closely monitored for safety and efficacy. Twelve months after T cell infusion or upon earlier disease progression, patients enter long-term follow-up.

Ongoing ACTengine Clinical Trials IMA201, IMA202 and IMA203

Targeted Antigens and Product Candidates

Our clinical-stage ACT product candidates, IMA201, IMA202 and IMA203, are targeting three antigens (MAGEA4/A8, MAGEA1 and PRAME, respectively) that are prevalent in various solid tumor indications that have high medical need by high-affinity TCRs. An estimated 290,000 HLA-A*02-positive patients are diagnosed with these tumors each year in the United States (Figure 6 and Table 1). Additionally, these cancer targets are also expressed in niche indications that have historically limited therapeutic options, including sarcoma subtypes, anus squamous cell cancer and uterine carcinosarcoma.

Figure 6. IMA200 Series Targets Are Prevalent in Major Tumor Indications

Population size of HLA-A*02-positive patients in the United States by tumor indication. Bars represent target prevalence (blue: MAGEA4/8, red: MAGEA1 and green: PRAME) in the respective tumor indication. Patient populations according to SEER (2020) and HLA-A*02 expression rate of 41% in the United States. NSCLC: squamous non-small-cell lung cancer; HNSCC: head and neck squamous cell carcinoma.

IMA201 Targets MAGEA4/A8 Positive Cancers. IMA201 targets HLA-A*02 and MAGEA4/A8 positive solid tumors. MAGEA4/8 is a cancer-testis antigen prevalent in a variety of solid tumors at significant levels per tumor cell, but not, or to a far lesser extent, on healthy tissues. The IMA201-101 trial (NCT03247309) is a Phase 1 clinical trial in patients with recurrent and/or refractory solid tumors. Among the range of solid cancer indications being studied, this trial focuses on indications that include squamous NSCLC, HNSCC, ovarian cancer, bladder cancer and subtypes of sarcoma due to the high prevalence of target positivity in these tumors.

IMA202 Targets MAGEA1 Positive Cancers. IMA202 targets HLA-A*02 and MAGEA1 positive solid tumors. MAGEA1 is a cancer-testis antigen prevalent on a variety of solid cancers at significant levels per tumor cell but not, or to a far lesser extent, on healthy tissues. The IMA202-101 trial (NCT03441100) is a Phase 1 clinical trial in patients with recurrent and/or refractory solid tumors. Among the range of solid cancer indications being studied, this trial focuses on indications that include squamous NSCLC, HCC and melanoma.

IMA203 Targets PRAME Positive Cancers. IMA203 targets HLA-A*02 and PRAME positive solid tumors. PRAME is a cancer-testis antigen prevalent on a variety of solid tumors at significant levels per tumor cell but not, or to a far lesser extent, on healthy tissues. The IMA203-101 trial (NCT03686124) is a Phase 1 clinical trial in patients with recurrent and/or refractory solid tumors. Among a range of solid cancer indications being studied, this clinical trial focuses on several subtypes of sarcoma, uterine cancers (endometrial cancer and uterine carcinoma), ovarian cancer, melanoma, and squamous NSCLC, due to the high prevalence of target positivity in these tumors.

Table 1. IMA200 Series is Targeting True Targets with Right TCRs

Background on Selected Cancer Indications

Squamous Non-Small Cell Lung Carcinoma (Sq NSCLC): Lung cancer is the second most common cancer in the United States and the leading cause of cancer-related deaths. In 2020, there were an estimated 229,000 new cases of lung cancer and 136,000 lung cancer-related deaths in the United States. NSCLC accounts for about 84% of all lung cancers, while squamous cell NSCLC accounts for approximately 25% (an estimated 57,000 cases) of lung cancers. The five-year survival rate for NSCLC is 24% but varies materially by the stage of the disease. For localized NSCLC, the overall five-year survival rate is about 61%, whereas patients with metastatic lung cancer have a five-year survival rate of only 6%. Treatment options for NSCLC also depend on the stage of the disease. Compared to non-squamous NSCLC, recurrent or refractory squamous NSCLC has fewer treatment options and typically leads to unfavorable outcomes despite recent advances.

Head and Neck Squamous Cell Carcinoma: HNSCC comprises a heterogeneous group of cancers at different anatomic locations, which can be found in the oral cavity, the pharyngeal area, and the larynx. In 2020, there were an estimated 66,000 new cases of HNSCC and 15,000 HNSCC-related deaths in the United States. The five-year survival for laryngeal cancer, one of the most common types of HNSCC, has not significantly changed over the past 30 years. Despite several treatment options including radiation and systemic therapies, overall long-term survival rates for recurrent/metastatic HNSCC remain low. Thus, recurrent or metastatic HNSCC is a severely underserved patient population with limited treatment options.

Synovial Sarcoma: Synovial sarcoma is a rare and aggressive type of soft tissue sarcoma. In 2017, there were an estimated 1000 new cases of synovial sarcoma and 400 synovial sarcoma-related deaths. Synovial sarcoma patients have a poor prognosis and there is a very high unmet medical need due to limited available treatment options.

Hepatocellular Carcinoma: HCC is the most common type of primary liver cancer. According to the World Health Organization, liver cancer was one of the top five causes of cancer-related deaths worldwide in 2018. In 2020, liver and intrahepatic bile duct cancers have an estimated 43,000 new cases of liver cancer and 30,000 liver cancer-related deaths in the United States. Death rates from liver cancer have been steadily increasing over the last decades and the five-year survival rate for liver cancer remains low at approximately 20%. For metastatic liver cancer, the relative five-year survival rate is only 2.5%. The standard care therapies for unresectable HCC patients are very limited and comprise various local therapies for early and intermediate patients and systemic therapies for advanced HCC patients.

Melanoma: Melanoma is the fifth most common cancer type in the United States. In 2020, there were an estimated 100,000 new cases of melanoma and 7,000 melanoma-related deaths in the United States. While localized melanoma has a very favorable prognosis with a five-year survival rate of 93%, metastasized melanoma has a five-year survival rate of only 27%. Despite recent advances in treatment approaches including immune checkpoint inhibition, the prognosis for advanced melanoma remains poor.

Ovarian Cancer: In 2020, there were an estimated 22,000 new cases of ovarian cancer and 14,000 ovarian cancer-related deaths in the United States. Among all cancers of the female reproductive system, ovarian cancer is the leading cause of cancer-related death. Despite significant advances in the treatment of ovarian cancer including PARP and checkpoint inhibitors over the past decades, there is a high medical need for novel therapeutic options especially for recurrent disease.

Uterine Cancer: Uterine cancer is another common cancer in women with unfavorable prognosis. In 2020, there were an estimated 66,000 new cases of uterine cancer and 13,000 uterine cancer-related deaths in the United States. Silent at the early stages, uterine cancer is often diagnosed at late stages. The five-year survival rate for patients with uterine cancer in distant stage, where the cancer has already spread to other parts of the body, is only 17%. Treatment options are limited and comprise hormonal, single or multi-agent chemotherapy, immunotherapy. Therefore, advances in available treatments are urgently needed.

Anal Squamous Cell Carcinoma: Anal squamous cell carcinoma is a rare cancer and the most common type of anal cancer, accounting for approximately 90% of anal cancers. In 2020, there were an estimated 9,000 new cases of anal cancer and 1,400 anal cancer-related deaths in the United States. Incidences of anal cancer have been rising throughout the last decades. Treatment of late-stage metastatic anal cancer currently focuses on disease control and relieving symptoms. Innovative targeted therapeutic approaches for these hard-to-treat cancers are needed.

Clinical Trial Design

We are currently recruiting patients to the dose-escalation stage (Phase 1a) of the ACTengine clinical trials at various clinical centers in Germany and the United States. The clinical trials are seeking to enroll adult patients with pathologically confirmed advanced and/or metastatic solid tumor who meet the following selected eligibility criteria: (i) the patient must be HLA-A*02 positive and (ii) the tumor must express the relevant cancer target (IMA201-101: MAGEA4/A8, IMA202-101: MAGEA1, IMA203-101: PRAME) as found by IMADetect in a fresh tumor sample. Upon manufacturing and release of the relevant IMA201, IMA202 or IMA203 cellular product, eligible patients receive study treatment. T cell products are administered when patients have received or are ineligible for all available indicated standard of care treatments and their tumors are recurrent and/or refractory. Each clinical trial (IMA201-101, IMA202-101 and IMA203-101) consists of two parts as laid out below and in Figure 7.

•

Phase 1a – Dose Escalation: The focus of the Phase 1a stage is finding the recommended phase 2 dose (“RP2D”) and investigating the biological activity of the product candidates. In this portion of the clinical trial, patients receive the T cell product candidate (IMA201, IMA202 or IMA203) at three (or, in the case of IMA203, four) escalating dose levels. The product candidate is infused after lymphodepleting chemotherapy to determine the RP2D. If a dose level is cleared, the subsequent patients will be treated on the next higher dose level until reaching the target dose.

•

Phase 1b – Dose Expansion: The objectives of the Phase 1b stage are to further characterizing the safety and biological activity profile of the product candidates and to evaluate the initial anti-tumor activity of the product candidates, as measured by tumor response according to standard Response Evaluation Criteria In Solid Tumors (RECIST) v1.1 or immune-related RECIST (irRECIST). In this portion of the clinical trial, we plan to treat a total of ten additional patients at the RP2D with each of IMA201 and IMA202 and 12 additional patients with IMA203.

Upon signs of clinical activity, we may extend a clinical trial and recruit additional patients of one or more cancer subtypes to assess anti-tumor activity of the product candidates in the respective indication. For IMA203, after establishing the initial safety profile, we may seek to add atezolizumab to a cohort of patients to test the safety and efficacy of the IMA203-atezolizumab combination.

Figure 7. Clinical Trial Design

*	Dose: transduced viable CD8 T cells per m2 body surface area, NA: not available

Initial Results from Ongoing Clinical Trials

Clinical Trial Status and Patient Characteristics

The primary objectives of the Phase 1 studies are to study the safety profile of the ACTengine product candidates in patients with target-positive solid cancers and to determine the RP2D. Secondary objectives include the assessment of T cell engraftment, persistence and infiltration into the tumor and the assessment of objective tumor responses.

At data cut-off on February 16, 2021, 14 patients across multiple solid tumor indications, including squamous non-small cell lung cancer, head & neck cancer, melanoma, synovial sarcoma and others, received ACTengine T cell products after lymphodepletion. All patients were heavily pre-treated, failed all previous therapies and entered the study with recurrent and/or refractory tumors.

For 10 patients with at least one tumor response assessment available after treatment, biological and clinical activity was assessed. All of these evaluable patients were dosed with an ACTengine product candidate at the first or second dose level (DL) as part of the dose-escalation protocol. Median total dose infused was 0.11 billion transduced cells (range: 0.08-0.65 billion).

Median age of this patient population was 61 years and in median had received 5 lines of previous systemic lines. All patients infused were heavily pre-treated, failed all previous therapies and entered the study at recurrent/progressing disease and/or with refractory solid tumors.

Table 2. Patient Characteristics

Characteristics in Efficacy Pop. (N=10)	Median (range)
Age [years]	61 (33 - 68)

Number of prior lines of systemic therapies	5 (2 - 7)

Years from diagnosis	4 (1 - 12)

Total transduced T cells infused [x109]	0.11 (0.08 - 0.65)

Treatment-emergent Adverse Events were Manageable and Transient

ACTengine product candidates were generally well tolerated. All adverse events were transient and manageable. Most frequent adverse events included expected cytopenia associated with lymphodepletion in all patients and transient low to moderate (Grade 1-2) cytokine release syndrome (“CRS”) observed in the majority of patients. Three patients experienced transient low to moderate (Grade 1-2) immune effector cell associated neurotoxicity syndrome (ICANS), all completely resolved within a time window of 48 hours. No DLTs were observed in patients treated with IMA201 and IMA202. One patient receiving IMA203 experienced a DLT at dose level 2, as defined in the trial protocol. The reaction was transient and fully resolved within 48 hours after onset. While occurrence of atrial-fibrillation has been described in patients treated with IL-2 and/or cell therapies that induce CRS, this event was not defined as expected in the study protocol and therefore formally represents a DLT. This DLT triggered an expansion of dose level 2 in the IMA203 protocol from three to six patients.

Engraftment, Persistence and Detection of T cells in the Tumor Observed After Infusion

T cell engraftment and persistence until the end of the observation period has been observed in all patients tested (Figure 8). These results were all obtained from patients treated in dose level 1 and 2 and were unexpected based on published data with similar T cell products. Moreover, IMA202 and IMA203 T cells have been detected in paired—prior and post treatment—tumor biopsies, indicating that T cells can successfully traffic into the tumor where they are supposed to kill cancer cell.

Figure 8. Engraftment, Persistence and Detection of Target-Specific T cells in the Tumor

Initial data for T cell engraftment and persistence in ACTengine patients (data cut-off February 16, 2021). Molecular immune-monitoring in the blood (left) and in tumor biopsies prior to treatment, six weeks after treatment and at the last visit (right). Data cut-off: February 16, 2021. Vector copies/µg DNA have been assessed by qPCR. UD: Undetected, NA: Not available, DL: Dose level, EC1: Enrichment cohort with intermediate dose level between DL1 and DL2, TBD: To be determined.

Disease Stabilization Observed in 9 out of 10 Patients at Doses below 1 Billion transduced T cells

All patients with at least one tumor response assessment post baseline as of the data cut-off, received doses up to dose level 2 and the total number of infused engineered T cells ranged from as low as 80 million transduced CD8 T cells in DL1 of IMA203 trial to 650 million T cells in DL2 of the IMA202 trial (Table 3). Patients enrolled are heavily pre-treated, suffering from a diverse set of rare and common solid cancers. All patients entered the study after either failing all available standard treatment lines, and in many cases even additional experimental treatments. The last row shows the best overall response analysis per RECIST1.1. The disease control rate, which includes patients that showed either stable disease or partial response observed at any time point, was 90%. Tumor shrinkage could be observed in 8 out of 10 patients across all trials. All four IMA203-treated patients had tumor shrinkage with one unconfirmed partial response at DL2 (total dose of 350 million transduced cells) as of data cut-off (Figure 9).

Table 3. Best Overall Response Assessment IMA201, IMA202, IMA203 as of February 16, 2021

Best tumor response from baseline as investigated by CT, MRI or PET and assessed by a local radiologist according to RECIST1.1. Total infused dose of transduced viable CD8 T cells; M: male, F: female, ICI: Immune checkpoint inhibitor, SD: stable disease, PR: partial response, PD: progressive disease, unclean data, data-cut off February 16, 2021.

Figure 9. Change in Target Lesions

Change in sum of longest diameter of tumor target lesions as assessed by CT, MRI or PET by local radiologists. Best RECIST1.1 response depicted SD: stable disease, PD: progressive disease, PR: partial response.1 Shortest diameter for nodal lesions; 2 Stable target lesions with parallel growth of a CNS non-target lesion; 3 RECIST1.1 response at timepoint of maximum in change of target lesions (week 12): PD due to growth of non-target lesion; 4 PR unconfirmed as of data cut-off February 16, 2021.

Overall, these data suggest first anti-tumor activity in heavily pretreated patients with high tumor burden at early phases of dose escalation consistent with robust biological activity and support the further evaluation of all three product candidates.

We plan to focus throughout 2021 on treating patients at target dose level within the IMA202 dose expansion cohort. For IMA201 and IMA203 trials, we plan to treat additional patients at higher dose levels as part of the dose-escalation phase. For ongoing trials, we expect to present an additional data update in the second half of 2021.

Next-Generation ACT

In addition to our goal of delivering the benefits of our IMA200 series to cancer patients as soon as possible, we are also focused on continually advancing our technologies for the benefit of cancer patients with the objective to make our cell therapies available to a broader patient population. These are the steps towards this goal:

•

Advancing next-generation enhancement strategies for cell therapies. We are actively investigating multiple next-generation strategies to enhance the potency of our ACT product candidates. The complex tumor microenvironment is regarded as one of the biggest challenges to successful immunotherapies in solid tumors. We believe that targeting stroma targets (such as COL6A3 exon 6 in IMA204), as well as by including next-generation enhancement technologies (such as CD8 co-transduction) to generate more potent T cells, have the potential to overcome this challenge.

•

Enhancing manufacturing and supply. Aside from developing commercial manufacturing of autologous ACT, we aim to further decrease the cost of goods and to reach patients more quickly with our off-the-shelf allogeneic cell therapy, ACTallo.

•

Combating target heterogeneity and tumor escape through multi-target approach. Our next-generation multi-target approach is designed to combat target heterogeneity and tumor escape to deliver deeper and longer clinical responses by deploying T cell products to multiple targets simultaneously.

•

Expanding to larger patient populations. We believe that our pool of more than 200 prioritized targets combined with our streamlined TCR development capabilities offers a unique foundation to develop treatments for a very broad cancer patient population including multiple cancer types and HLA alleles beyond HLA-A*02 in an efficient and cost-effective manner.

Next-generation Cell Therapy: IMA204 is Targeting Tumor Stroma

The rigid stroma and the immunosuppressive microenvironment of solid tumors play a crucial role in tumor initiation, progression and metastasis by providing a defensive layer against the body’s immune system and pose a challenge for T cell accessibility. We believe that targeting the tumor stroma could provide a novel approach for the treatment of many solid tumors either as single-agent approach or as part of a next-generation multi-TCR-T concept targeting both tumor and stroma simultaneously.

Our fourth ACTengine program, IMA204, is directed against COL6A3 exon 6, a novel tumor stroma target identified and characterized by our XPRESIDENT technology platform. COL6A3 exon 6 is presented predominantly by tumor stromal cells and not, or to a far lesser extent, by normal tissues. It is highly prevalent in a broad range of tumor tissues, including those of pancreatic cancer, breast cancer, gastric cancer, sarcoma, esophageal cancer, non-small cell lung cancer, head & neck squamous cell carcinoma, colorectal cancer, mesothelioma and ovarian cancer, with an estimated 40-80% of such cancers expressing COL6A3 exon 6.

For IMA204, we have generated two affinity-enhanced TCR candidates through our XCEPTOR platform. We believe that both TCR candidates offer promising preclinical properties, including high avidity (sub-nanomolar EC50) and specificity towards target-positive tumor cells and tumor eradication in vitro and in vivo at physiological target expression levels.

One of the two TCR candidates shows full functionality in both CD8+ and CD4+ T cells without the need for CD8 co-transduction, a next-generation technology distinct from the actual TCR being investigated in the TCR-T field (Figure 10). Activation of both T cell types has been reported as favorable for induction and maintenance of anti-tumor responses against solid tumors. In the case of our IMA204 TCR candidate, this next-generation feature of being able to activate both CD8 as well as CD4 T cells is already engineered within the TCR.

Figure 10. Overcoming Tumor Microenvironment by IMA204 TCR Candidates Targeting COL6A3 exon 6

Left panel: Expression of the stroma target COL6A3 exon 6 and a tumor target in the same ovarian cancer tissue sample using RNA in situ hybridization. Both pictures show the same image section. Red dots indicate target mRNA expression, which is tumor cell-specific in the case of the tumor target (right) and restricted predominantly to the tumor stroma cells in case of the stroma target, COL6A3 exon 6 (left). Right panel: Two affinity-enhanced TCR candidates (TCR1, TCR2) targeting COL6A3 exon 6 appear to eradicate COL6A3 exon 6-positive tumors implanted in mice. One of the TCR candidates (TCR2) activates both CD4+ and CD8+ T cells without CD8 co-transduction.

After completing preclinical safety assessment, we plan to submit a clinical trial application to the FDA or European authorities for the IMA204 program in the second half of 2021.

ACTallo—Off-the-Shelf Adoptive Cell Therapy

Autologous T cell therapies have demonstrated clinical successes in hematological and first solid tumor indications such as synovial sarcoma. However, products have to be manufactured individually for each patient. Therefore, cost of goods and the supply chain for personalized medicines can differ from off-the-shelf approaches. We believe allogeneic off-the-shelf approaches can make ACT more easily accessible and affordable to a broader patient population.

ACTallo is our proprietary allogeneic off-the-shelf ACT platform based on healthy donor-derived gd T cells. Due to their HLA-independent target recognition, when transplanted from an independent donor, a gd T cell, in contrast to a αb T cell-transplant from an independent donor does not cause Graft-versus-Host Disease and react against the body of the patient. We believe that together with their intrinsic anti-tumor activity, this characteristic makes them ideal for designing universal cell therapy products as summarized in Figure 11.

We have developed a process allowing ex vivo expansion of gd T cells by sourcing healthy donor material. In contrast to cancer patients, immune cells from healthy donors are not encumbered by prior therapies or by the immunosuppressive environment of the tumor. ACTallo genetically engineer allogeneic gd T cells to express a TCR specific to one of our prioritized cancer targets as well as a CD8 co-receptor. We have developed a proprietary four-in-one lentiviral vector system for the engineering step that may significantly reduce the costs and complexity of the process compared to employing separate vector systems. Cells are further expanded before cryopreservation and are then available for immediate patient treatment. At the laboratory scale, we have observed that our proprietary manufacturing process has the potential of generating hundreds of doses from a single donor. We plan to continue enhancing this process prior to clinical application.

Due to their allogeneic nature, we expect the life span of ACTallo gd cells in patients to be limited. This provides the advantage of limiting the duration and severity of any autoimmune reactions caused by the ACTallo product candidates. However, a single application might lead to limited sustainability of anti-tumor activity initially. To prolong in vivo half-life of cells and long-term activity, we are investigating second-generation approaches aimed at reducing rejection by the patient´s immune system in a second step.

Figure 11. ACTallo – Our Allogeneic ACT Approach

Outlook: Multi-TCR-T Approach and Expansion to Further HLA Alleles

We believe that our >200 prioritized cancer targets and TCR discovery capabilities form a strong foundation for the generation of a TCR warehouse. This warehouse is being designed to contain TCRs for an extended patient population and to create the opportunity to treat patients with more than a single TCR. We call this concept Multi-TCR-T.

Within the IMA200 series, patients are treated with engineered T cells that are designed to recognize a specific cancer target. We are striving to achieve clinical benefit and anti-tumor activity in patients treated with our IMA201, IMA202, IMA203 and IMA204 product candidates. However, these responses may not completely eradicate tumors or may not be powerful enough for all tumor indications. Therefore, we are working on next-generation approaches aimed at increasing the durability of response as well as expanding the treatable patient population.

Our target space of >200 prioritized targets uniquely equips us to build a TCR warehouse covering a range of cancer targets presented by HLA alleles beyond HLA-A*02. By including targets presented by various additional HLA alleles (such as HLA-A*01/ -A*03/ -A*24/ -B*07/ -B*44), we seek to broaden the patient population that might benefit from our product candidates from approximately 40-45% of the population in North America and Europe expressing HLA-A*02 to more than 90% of the population expressing at least one suitable HLA allele. We also believe that by addressing tumor heterogeneity and escape, we have the potential to increase the durability of anti-tumor responses when applying more than one TCR-T product.

Figure 12. Outlook Towards Multi-TCR-T

We develop Multi-TCR-T in a multi-step approach by combining our ability to engineer novel potent TCRs, as used in the ACTengine programs (IMA200 series), with our expertise from our IMA101 multi-target pilot clinical trial (Figure 12).

1.

IMA101: The IMA101 pilot study was the first step towards the implementation of a multi-TCR-T concept. This pilot trial established clinical feasibility of a personalized multi-target approach against multiple defined cancer targets. The study was based on selecting and expanding a patient’s own (endogenous) non-engineered T cells after confirmation of expression of the relevant cancer target in the patient’s tumor tissue by IMADetect. Up to three different T cell products, each to a defined peptide target, were infused. The treatment phase of IMA101 trial has been completed and top-line data were reported in November 2020. We believe the results of this clinical pilot study support further exploration of a personalized ACT approach as part of our ACTengine IMA200 Series. We do not intend to further develop IMA101 as a product candidate.

2.

IMA200 Series: We are currently focused on advancing our individual ACTengine programs (i.e., IMA201, IMA202, IMA203 and IMA204) into and through clinical development. With the three ongoing clinical trials and a fourth one reaching IND stage in 2021, we believe that each of these programs has the potential to deliver clinical benefit in specific, potentially different cancer patient populations.

3.

Combination Trial: As cancer patients in serval indications are expected to express more than one of the targets investigated in our IMA200 programs (Table 4), we have the opportunity of taking the next step towards multi-TCR-T immunotherapy through combinatorial treatment of patients using anti-tumor and anti-stroma ACTengine product candidates (IMA201-204). By targeting different compartments of the tumor and its microenvironment through different target classes, we aim to expand the spectrum of tumor types and increase clinical response durability.

4.

Warehouse and beyond: We seek to expand the impact of immunotherapy through a novel, highly personalized approach creating a library—the multi-TCR warehouse—covering multiple TCRs of multiple HLA alleles. This approach is aimed at designing a personalized multi-TCR product for each patient matching the patient’s HLA alleles and tumor target expression.

Table 4: Several Major Tumor Indications Express Multiple IMA200 Series Targets

TCR Bispecifics — TCER

Our TCR Bispecifics, called TCER (T Cell Engaging Receptors), are off-the-shelf biologics that are designed to leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing specific tumor targets. The mechanism of action is depicted in Figure 13. The design of these novel biologics allows any T cell in the body to become activated and attack the tumor, regardless of the T cells’ intrinsic specificity. Due to their off-the-shelf availability, TCER’s advantages include their potential for cost-effective manufacturing and classical supply chain for treatment of cancer patients, without the need for specialized medical centers.

Figure 13. Proposed Mechanism of Action of Our TCER, from Administration to Tumor Killing

Administration of the biologic compound to a biomarker positive cancer patient. TCER molecules are designed to specifically bind to the pHLA targets on cancer cells, direct and activate any patient’s circulating T cell via the T cell engaging part in close proximity of the cancer cell with the goal of destroying the malignant cell.

We believe that our TCER preclinical studies have demonstrated the following:

•	Preclinical activity. IMA401 and IMA402 product candidates have induced killing of tumor cells with physiological low copy numbers of the target in vivo and in vitro after affinity maturation.

•

Broad therapeutic window. IMA401-induced T cell mediated tumor killing at >1000-fold lower doses compared to activity against normal tissues. We believe this suggests a broad therapeutic window for dosing in first-in-human clinical trials.

•

Terminal half-life of several days. We observed a functional half-life of 10-11 days for IMA401 in mouse models. We believe this supports a weekly dosing regimen for the first-in-human trial without the requirement for daily and/or continuous intravenous application.

After completion of cGMP process development and a scientific advice meeting for IMA401 with the European authority Paul Ehrlich Institute, we intend to submit a clinical trial application for IMA401 towards year-end 2021. The start of cGMP manufacturing activities for our IMA402 program is planned for first half of 2021.

TCER Format

TCER compounds leverage the well-established and validated mode of action and off-the-shelf usage of bispecific T cell engagers (prototyped by Blinatumomab) and combine this mechanism with the expanded target space available to T cell therapies against pHLA targets. Once administered, TCER compounds are designed to link tumor cells presenting the target peptide to the patient’s own T cells.

TCER consist of three elements: (i) an affinity- and stability-optimized T cell receptor that recognizes the target presented by HLA-molecules on tumor cells, (ii) a T cell-stimulating and -recruiting proportion derived from an antibody, and (iii) an effector function silenced Fc-part based on human IgG conferring preferential stability, serum half-life and manufacturability. In preclinical studies, we tested our proprietary TCR Bispecific format with respect to preclinical activity, stability and physicochemical properties, so called “developability.”

The TCER-scaffold is further designed to offer modularity, which allows for the efficient exchange of the tumor-targeting and T cell-recruiting domain beneficial for the development of further TCER candidates. We produce TCER product candidates in eukaryotic cell lines for improved physicochemical attributes, manufacturability and streamlined GMP scaling.

Figure 14. Proprietary TCER Format as Compared to Other Bispecific Formats

Proprietary TCER format (middle) consisting of an affinity and stability optimized T cell receptor (red), a T cell stimulating and recruiting domain (blue) and an effector function silenced Fc-part as compared to six alternative formats, partially used in immuno-oncology.

TCER Product Candidates

For all TCER programs, we generate a comprehensive preclinical data package for TCER characterization, including assessment of specificity, safety, efficacy, manufacturability, developability and target validation. We are currently developing two TCR Bispecific product candidates, IMA401 and IMA402, in advanced preclinical studies.

IMA401 Is Targeting MAGEA4/8 Positive Cancers. IMA401 TCER is our lead TCR Bispecific program targeting a peptide derived from the melanoma-associated antigen 4 and/or 8 (“MAGEA4/8”). The target peptide is highly prevalent in several solid tumor types, including sq NSCLC, HNSCC, bladder, uterine, esophageal and ovarian carcinomas as well as melanoma, sarcoma subtypes and other solid tumor types (Figure 6). In addition, the target peptide is presented at higher target density compared to most peptide-HLA targets and specifically at a more than five-fold increase in comparison to another commonly used MAGEA4 peptide.

Affinity-Enhanced IMA401 TCER Molecule Induces Tumor Cell Killing in Preclinical Studies. IMA401 contains a high-affinity TCR (2 nM) generated by >10,000-fold affinity-maturation via yeast display. We believe that preclinical PoC data demonstrate high in vitro potency (EC50<100 pM) of our IMA401 in killing tumor cells with MAGEA4/8 peptide levels similar to levels found in cancer patients.

In two independent xenograft studies, tumor-bearing mice treated with IMA401 displayed tumor regression or full tumor eradication. In these studies, mice were implanted with human melanoma or non-small cell lung tumor cells. Two or three weeks after tumor injection, animals with established tumors were treated with human white blood cells (PBMCs) and IMA401 or a vehicle control. One week after treatment, tumor shrinkage was observed in all IMA401-treated mice but not in mice treated with a control. IMA401 treatment led to complete tumor remission in all but one animal (Figure 15).

Figure 15. Potency of Our Lead TCER Candidate IMA401 In Vivo

Left panel: NOG mice were injected subcutaneously with human Hs695T melanoma cells expressing the target peptide. After 20 days of engraftment visible tumors have developed. At day 1 PBMCs derived from two healthy donors were intravenously injected. IMA401 TCER or control vehicle was administered at low doses and tumor volume was assessed by caliper measurements. Right panel: Human LXFA 1012 tumor tissue expressing the target peptide was implanted in NOG mice. After 14 days of engraftment visible tumors had developed. On day 1 PBMCs derived from two healthy donors were injected intravenously. IMA401 TCER or control vehicle was administered at low doses and tumor volume was assessed by caliper measurements.

A broad therapeutic window has been established for IMA401 in vitro. Tolerability of the IMA401 was tested through assessment of cytotoxicity against N≥15 different human normal tissue cell types. We believe the data presented to date demonstrate the potential for a favorable tolerability profile. IMA401 induced T cell mediated tumor killing at >1000-fold lower doses compared to activity against normal tissues. We believe this suggests a broad therapeutic window for dosing in first-in-human clinical trials.

Table 5. In Vitro Therapeutic Window of IMA401

Normal Tissue Type	Therapeutic Window (x-fold)
iPSC-derived Astrocytes	>10,000
iPSC-derived GABA neurons	>10,000
iPSC-derived cardiomyocytes	>10,000
Osteoblasts	10,000
Pulmonary Fibroblasts	>10,000
Dermal Microvascular Endothelial Cells	1,000
Mesenchymal Stem Cells from Bone Marrow	1,000
Tracheal Smooth Muscle Cells	>10,000
Epidermal keratinocytes	>10,000
Renal Cortical Epithelial Cells	>10,000
Adrenal Cortical Cells	1,000
Cardiac Microvascular Endothelial Cells	>10,000
Chondrocytes	>10,000
Coronary Artery Endothelial Cells	>10,000
Nasal Epithelial Cells	>10,000
Pulmonary Artery Smooth Muscle Cells	>10,000

Specificity assessment for IMA401 TCER on normal tissue cells. iPSC: induced pluripotent stem cells. Therapeutic window: fold difference in IMA401 dose mediating killing by T cells in co-culture with indicated normal tissue cell types compared to tumor cell line Hs695T.

Terminal half-life of 10-11 days observed, supporting weekly dosing of IMA401. In vivo half-life of the IMA401 molecule was assessed in mice by quantification of functional TCER molecules in blood. The pharmacokinetics assessment of the IMA401 molecule indicates a 10–11-day terminal half-life (Figure 16). We believe the extended stability in vivo supports a weekly dosing regimen for first-in-human clinical trials, without the need for continuous infusion of the compound.

Figure 16. Terminal Half-life of IMA401

Terminal half-life of IMA401 in mice as assessed by two independent pharmacokinetics assays. Levels of IMA401 are assessed in the plasma of mice infused by a single injection of 2mg/kg IMA401. The pHLA specific TCR domain or the TCER Fc domain in mouse plasma are measured at various time points.

Given the preclinical data, and, what we view as favorable CMC characteristics in terms of purity and stability and the production yields of >2g/liter, we plan to submit a clinical trial application for IMA401 by the end of 2021.

IMA402

IMA402 is directed against an undisclosed cancer target, prevalent in a variety of solid tumors. Based on the prevalence of the cancer target, we believe IMA402 could address a broad patient population across major tumor indications such as uterine carcinoma, melanoma, ovarian carcinoma, sq NSCLC, cholangiocarcinoma, breast carcinoma, HNSCC, and several subtypes of sarcoma in which the target is expressed by a proportion of patients ranging between 25% and 100%. Lead candidates for the IMA402 program have been generated. IND-enabling studies, including cell line development for cGMP manufacturing activities, are planned to start in first half of 2021.

Technology Platforms

To characterize our proprietary and partnered product candidates and to identify and develop future TCR-based product candidates, we established two proprietary target and TCR discovery platforms: XPRESIDENT and XCEPTOR. We believe that for the development of safe and effective TCR-based immunotherapeutics, two fundamental steps are required (Figure 17): (i) picking a true cancer target that is naturally and at significant levels expressed specifically on the tumor, and (ii) generating the right, potent TCR that specifically recognizes the selected target with no or minimized cross-reactivity with healthy tissues.

Figure 17. True Targets & Right TCRs Building the Foundation of Our Product Candidates

XPRESIDENT Discovers True Targets for Cancer Immunotherapy

XPRESIDENT integrates a high-throughput, ultra-sensitive mass spectrometry coupled with a proprietary workflow and an immunoinformatics platform. It builds on a primary tissue database of thousands of tissues. From these specimens, a multitude of data is being gathered, including genome, proteome and in-depth transcriptome. The core of the database is its quantitative immunopeptidome data set, which enables the selection of true cancer targets. To our knowledge, this is the largest collection of pHLA target information derived both from cancer and healthy tissues (Figure 18).

Utilizing this foundation, we believe that XPRESIDENT identifies “true target” peptides for TCR-based immunotherapies that are proven to be displayed on patient tumors and that are not present, or present to a far lesser extent, on normal tissues. We utilize the natural mechanisms of the immune system, by leveraging on the TCR– pHLA interaction, to access intra- and extracellular cancer targets that are invisible to classical antibody or CAR-T therapies. By picking our targets from the full immunopeptidome, a target space increased by 300% as compared to the membrane-bound or extracellular peptidome, we developed a pool of more than 200 prioritized cancer targets across different target classes. These targets originate from well-known parent proteins, widely uncharacterized proteins and novel target spaces including non-classical neoantigens, RNA-edited or post-translationally modified epitopes, which we call “crypto targets”. Our prioritized targets, that have been filed in numerous patent applications, add value to our current pipeline and form a powerful source for future product candidates. We select cancer targets not only based on their prevalence and specificity to a given tumor indication, but also based on their presentation level per tumor cell. Target presentation at sufficient density per tumor cell is a key component required for mounting an efficient anti-tumor response, especially for TCR Bispecifics but also for ACT. To our knowledge, the absolute quantitation of the target (“AbsQuant”) on the tumor cell is a unique capability solely available through XPRESIDENT.

By investigating dozens of tissues for each cancer indication, XPRESIDENT is not limited by an individual tumor of a specific cancer type, but instead analyzes a broad cross-section of the cancer patient population. It has been designed to both select targets that are not only naturally presented by a given tumor at high target density and also to analyze the prevalence of target presentation among all analyzed tissues. Before entering clinical development, only targets relevant for a significant percentage of patients of a given cancer type are moved forward and are thoroughly characterized prior to or in parallel to TCR identification.

Figure 18. Target Pool of More Than 200 Prioritized pHLA Targets

XPRESIDENT’s extensive pHLA database is based on more than 2,000 primary tissue samples from 40 healthy organ types and 20 major cancer indications. Following an analysis of over 400,000,000 MS/MS spectra and an initial long-list of 8,000 tumor-associated pHLA targets, we have prioritized over 200 mass spectrometry validated pHLA targets covering all target classes: 1) peptides of well-known and characterized cancer target proteins; 2) unknown or poorly characterized proteins and 3) crypto targets/neoantigens.

[1]	Target expression on cancer tissue with high target levels per tumor cell but not or to a far lesser extent on normal tissues.

XPRESIDENT has identified and characterized cancer targets for all of our clinical and preclinical programs across our entire individual and partnered pipeline. Each of our pipeline programs is currently targeting HLA-A*02, which is found in approximately 40-45% of individuals in North America, Europe, China and Japan and is one of the most common HLA types worldwide. While all of our current pipeline targets are binding to HLA-A*02, XPRESIDENT is not restricted to HLA-A*02 and has identified a large set of cancer targets across many different HLA alleles.

XCEPTOR Identifies, Optimizes and Characterizes Right TCRs for ACT and TCR Bispecifics

XCEPTOR is our proprietary, TCR identification platform enabling the discovery and engineering of TCRs with high affinity and specificity (Figure 19). Apart from the fast, efficient and highly sensitive TCR identification and characterization, XCEPTOR also comprises a protein engineering module to optimize (e.g., chain pairing enhancement, engineering towards CD8 independency) and affinity-enhance TCRs prior to sourcing our product candidates.

Figure 19. Key Principles of Our Proprietary XCEPTOR Platform for Development of the Right TCR

XCEPTOR picks and optionally engineers the most suitable TCRs for ACT or Bispecific product candidates (Figure 20):

•

In the case of ACT, XCEPTOR either picks high-affinity TCRs from the natural repertoire or modestly enhances these TCRs, aiming for single-digit micromolar affinities mirroring naturally occurring TCR affinities in viral infections. Additionally, we could pursue engineering TCRs to address alpha/beta chain pairing and/or CD8 independency.

•

In the case of TCR Bispecifics, affinity of the target TCR is required to be much higher to achieve functional activity, thus the naturally occurring, specific TCRs need to be strongly affinity maturated using yeast display. Stable, high-affinity single-chain TCR variable fragments (scTvs) are serving as building blocks for the generation of the TCER compound.

Figure 20. Target Affinities Differ Depending on the Therapeutic Modality.

Irrespective of whether a TCR will be used for ACT or TCR Bispecific, we start the TCR discovery process with a variety of TCR sources for a specific cancer target. In the first step, we identify a variety of TCRs, characterize the receptors and select the TCRs with the most desirable affinity, potency, specificity, and safety characteristics. During the characterization process, we not only determine the binding motif of the TCRs and ensure functional efficacy at physiological cancer target levels, but also evaluate the TCRs’ ability to avoid similar peptides that are presented on healthy tissues. We also test for potential reactivity against a broad panel of healthy tissues covering critical organs, multiple different cell types and organ-specific cell types.

The entire TCR selection and characterization process is guided by the XPRESIDENT peptide target database. The extensive information available on the HLA peptidome in normal tissues is specifically useful for determining potential on- and off-target toxicities, i.e. potential recognition by a TCR of target peptides and/or similar peptides that are presented on healthy tissues (=XPRESIDENT-guided on- and off-target toxicity screening). Also, during TCR maturation the information on similar peptides presented on healthy tissues is helpful to counter-screen for cross-reactive TCRs (=XPRESIDENT-guided similar peptide screening). TCRs recognizing healthy tissues would be a potential threat for the wellbeing of patients and therefore are de-selected early during preclinical development and allow us to focus on the most specific and promising TCRs as early as possible in the development process.

Manufacturing & Supply

ACTengine

All clinical T cell products are manufactured by Immatics employees through a multi-year collaboration with the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory at UTHealth (“UTH”) McGovern Medical School in Houston, Texas that provides us exclusive access to several cGMP manufacturing suites. This cGMP facility is part of the Cellular Therapy Core (“CTC”) at UTHealth and is an 1,850 square foot state-of-the-art multiple ISO 7 class 10,000 Human Cell Processing cGMP Facility.

The UTHealth facility is FDA-registered to manufacture cells and tissues for clinical applications in compliance with cGMP and has received accreditation by the Foundation for Accreditation of Cellular Therapy (“FACT”) in January 2016, which accreditation was renewed in 2019. The facility was also College of American Pathologists (CAP)-accredited in 2020 and certified by Clinical Laboratory Improvement Amendment (CLIA) and Centers for Medicare & Medicaid Services (CMS), also in 2020.

We have exclusive and dedicated access to three cGMP suites and support areas for the manufacturing of various ACT products. Facility operation/maintenance, supply procurement/release and co-release of final drug product are performed by UTHealth, while our trained personnel carry out the manufacturing and in-process controls. In addition, we have contractual agreements in place with two suppliers of lentiviral vector which is the most critical raw material for the manufacturing of genetically modified T cells products. The current setup provides a maximum capacity of >500 manufacturing slots/year.

TCER

Our TCR Bispecifics (TCER) are expressed in mammalian cells. We have established a laboratory-scale production process to generate R&D material suitable for compound characterization and early preclinical assessments. In the course of preclinical development, the manufacturing process is turned over to CMOs that are experienced in cGMP manufacturing of biologics and regulatory compliance. The IND-enabling studies (e.g., in vitro toxicology studies) are performed with material that we receive from CMOs.

The manufacturing phase at our CMOs includes cell line development, establishment of master- and working cell banks, upstream and downstream process development, formulation development, development of suitable analytical methods for testing and release, cGMP manufacturing, fill and finish, drug substance and drug product release testing, storage and stability testing.

An in-house chemistry, manufacturing and control (“CMC”) team guides and manages the processes at our CMOs through the different stages. Before and during the cooperation with a CMO, we conduct audits to control compliance with the mutually agreed process descriptions and to cGMP regulations. Our CMOs themselves are subject to their own quality assurance functions and are inspected and certified by regulatory agencies, including European national agencies and the FDA. During the development of TCER candidates, our CMOs may need to modify or scale the manufacturing process to suitable size. Potentially, the drug formulation or other parameters may be changed. Such modifications may require a renewed qualification of the manufacturing process with the relevant authorities. In addition to the currently contracted CMOs, we expect to engage with additional third-party manufacturers and suppliers to support potential pivotal trials and potential commercial supplies.

Marketing and Sales

We currently do not have our own marketing, sales or distribution capabilities. We intend to maximize the commercial potential of any approved product candidates by developing a sales and marketing infrastructure or by pursuing strategic collaborations with commercialization partners.

Competition

Immunotherapy and the companies and academic groups using TCR-based approaches against cancer are rapidly evolving. While we believe that our technology platforms, therapeutic modalities and scientific knowledge provide us with a competitive advantage, we also face significant competition.

Other pharmaceutical and biotechnology companies are active in the field of TCR therapies, intending to target solid tumors following the success of CAR-T therapies in hematology. Companies developing other immunotherapies such as CAR-T, bispecific antibodies, or immune checkpoint inhibitors may show that their products demonstrate significant improvement in efficacy and compete with our approach and product candidates.

Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Our competitors fall primarily into the following groups, depending on their treatment approach:

•	Companies such as Adaptimmune, Gritstone, Immunocore, Adaptive Biotechnologies, pureMHC, BioNTech, and Genentech are also seeking to identify HLA targets.

•

Companies such as Adaptimmune, Kite Pharma (a Gilead company), Tmunity, Juno Therapeutics (a BMS company), GSK, Bluebird Bio, Medigene, PACT Pharma, Ziopharm are investigating novel autologous TCR-T therapeutics. Their TCR-T programs are partially directed against peptide targets derived from the same proteins but not necessarily against the same peptide target as used by us.

•	Companies such as Immunocore, Amgen, Genmab, Eureka Therapeutics, Molecular Partners and Roche are developing TCR Bispecific compounds or TCR mimetic antibodies.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

Our intellectual property portfolio includes patents in many commercially significant jurisdictions worldwide. Our patent portfolio is a strategically important asset. As of February 1, 2021, the portfolio contains over 3,500 active worldwide patent applications and more than 100 active patent families. Our patent application portfolio covers a large number of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms.

As of February 1, 2021, we own over 1,550 worldwide patents, including 400 issued U.S. patents. Of the 400 issued U.S. patents, a total of over 350 U.S. patents have been issued since 2017. We plan to continue to expand our U.S. patent portfolio by filing new patent applications as well as filing continuation and divisional applications of pending U.S. patent applications.

We recognize the need for a global intellectual property strategy in order to protect future products and assets around the world. As a result, we file patent applications with an aim of protecting our technology throughout many commercially relevant jurisdictions, such as Europe, the United States, Canada, Brazil, China, Japan, South Korea, Argentina, Russia, Australia, New Zealand, Singapore, Vietnam, Thailand, Indonesia, Mexico, Taiwan and the Gulf states. For patent applications deemed to be of highest commercial importance to us, filing may take place in more than 50 countries.

As of February 1, 2021, patent coverage for our product candidates, encompassing proprietary cancer antigens, TCRs, TCER and antibodies, includes the following owned patents and patent applications:

•

Three issued patents in the U.S., two issued foreign patents in Morocco and Colombia, 30 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Costa Rica, Algeria, Eurasia, Egypt, Europe, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa relating to IMA201 (MAGEA4/8). These patents and patent applications, if issued, are expected to expire in 2037, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

One issued patent in the U.S., one issued patent in Germany, 33 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Columbia, Costa Rica, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa relating to IMA202 (MAGEA1). These patents and patent applications, if issued, are expected to expire between 2036 and 2037, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

34 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Columbia, Costa Rica, Germany, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa relating to IMA203 (PRAME). These patents and patent applications, if issued, are expected to expire between 2037 and 2038, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

Four issued patents in the U.S., two issued foreign patents in Germany and Australia, 63 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Columbia, Costa Rica, Germany, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea , Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa relating to IMA204 (COL6A3 exon 6). These patents and patent applications, if issued, are expected to expire between 2036 and 2039, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

Three issued patents in the U.S., two issued foreign patents in Morocco and Colombia, 37 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Costa Rica, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa and one pending PCT patent applications relating to IMA401 (MAGEA4/8). These patents and patent applications, if issued, are expected to expire between 2037 and 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•	We are currently devising a patent application covering the clinical candidates for IMA402.

In addition to patent coverage for our proprietary cancer antigens, TCRs, TCER and antibodies, we seek protection for aspects of our ACT protocols via patent filings. To this end, our subsidiary, Immatics US, has filed and owns eleven patent families. These patents and patent applications are predominantly focused on ACT methods, cell populations, and other immunotherapy methodologies. These patents and pending patent applications, if issued, are expected to expire between 2036 and 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We also place an emphasis on protecting our expanding brand recognition by filing and registering trademark applications throughout the world. We own 23 different trademarks most of which are registered or have been allowed, in multiple countries and classes. Prominent trademarks are, for example, XPRESIDENT, TCER, ACTallo, ACTengine and Immatics.

Collaborations and Other Agreements

We have forged strategic collaborations with biotech and pharmaceutical companies as well as academic research institutions. Key collaborations include:

MD Anderson Cancer Center

In August 2015, we and The University of Texas M.D. Anderson Cancer Center (“MD Anderson”) announced the launch of Immatics US to develop multiple T cell and TCR-based adoptive cellular therapies. Immatics US secured over $60 million in total funding – more than $40.0 million from the parent company Immatics OpCo and a $19.7 million grant from the Cancer Prevention and Research Institute of Texas (“CPRIT”) and entered into several agreements, including a restricted stock purchase agreement, several license agreements and a collaboration and license agreement.

Under the collaboration and license agreement (the “MD Anderson Collaboration Agreement”), MD Anderson and Immatics US conduct work pursuant to agreed research plans to develop (i) IMA101 and (ii) ACTengine IMA201, 202, 203 product candidates in certain cancer indications. Immatics US funds all activities by MD Anderson under the research plans.

Pursuant to the terms of the MD Anderson Collaboration Agreement, MD Anderson granted Immatics US a fully paid-up, royalty-free, non-exclusive, sublicensable license under certain technology, patent rights and know-how controlled by MD Anderson relating to the development and manufacturing of T-cell based therapies to perform activities under the MD Anderson Collaboration Agreement. Immatics US granted MD Anderson a fully paid-up, royalty-free, non-exclusive, sublicensable license under certain technology, patent rights and know-how controlled by Immatics US, including intellectual property created under the MD Anderson Collaboration Agreement, to perform activities under the MD Anderson Collaboration Agreement and a fully paid-up, royalty-free, non-exclusive, sublicensable license under technology, patent rights and know-how created under the MD Anderson Collaboration Agreement for research purposes during the term of the MD Anderson

Collaboration Agreement. Immatics US owns all intellectual property resulting from or directly related to the work conducted under the research plans, provided such ownership does not result in any violation of law or adversely impact the University of Texas system’s tax exempt status.

The MD Anderson Collaboration Agreement will continue until the completion of all research activities contemplated by applicable research plans, unless terminated earlier. MD Anderson has the right to terminate the MD Anderson Collaboration Agreement for Immatics US’s material breach following a certain cure period.

GlaxoSmithKline

In December 2019, we entered into a strategic collaboration agreement with GlaxoSmithKline (“GSK”) to develop novel adoptive cell therapies targeting multiple cancer indications with a focus on solid tumors. Under the agreement, we and GSK are collaborating on the identification, research and development of next-generation TCR therapeutics and will initially develop autologous T cell therapies with GSK having an option to add allogeneic cell therapies using our ACTallo approach. We will utilize proprietary TCRs identified by our XCEPTOR and directed against two proprietary targets discovered by XPRESIDENT. Under the strategic collaboration agreement, we have primary responsibility for the development and validation of the TCR therapeutics up to designation of a clinical candidate. GSK will then assume sole responsibility for further worldwide development, manufacturing and commercialization of the TCR therapeutics with the possibility for us to co-develop one or more TCR therapeutics including the conduct of the first-in-human clinical trial upon GSK’s request. GSK also obtained an option to select additional target programs to include in the collaboration. For each additional program, we are entitled to predetermined option, milestone and royalty payments.

Under the terms of the agreement, we received an upfront payment of €45 million for two initial programs and are eligible to receive additional development, regulatory and sales milestones up to €575 million, respectively, as well as additional royalties on net sales for each licensed product.

Bristol-Myers Squibb

We and Celgene Corporation, a Bristol-Myers Squibb Company (“BMS”), entered into a strategic collaboration and license agreement in August 2019 to develop novel adoptive cell therapies targeting multiple cancers. Under the agreement, we may develop TCR-T programs against solid tumor targets discovered by our XPRESIDENT technology. We will utilize proprietary TCRs identified by our XCEPTOR TCR discovery and engineering platform. We will be responsible for the development of these programs through the lead candidate stage, at which time BMS may exercise its option to exclusively license one or more programs, thereby assuming sole responsibility for further worldwide development, manufacturing and commercialization of the TCR-T cell therapies. We retain certain early stage co-development and co-funding rights for selected TCR-T cell therapies arising from the collaboration. BMS has the option to exclusively license up to two additional targets to expand the collaboration at predetermined economics.

Under the terms of the agreement, we received an upfront payment of $75 million for three programs and are eligible to receive additional regulatory and sales milestones in aggregate amounts of up to $190 million, and $300 million, respectively, as well as tiered royalties based on net sales for each licensed product at percentages ranging from high single digits to teens, subject to customary reductions.

Genmab

In July 2018, we and Genmab entered into a research collaboration and license agreement to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancer indications. Under the agreement, we are conducting joint research, funded by Genmab, and combining XPRESIDENT, XCEPTOR and TCER technology platforms with Genmab’s proprietary antibody technologies to develop multiple bispecific immunotherapies in oncology. Both we and Genmab are exclusively discovering and developing immunotherapies directed against three proprietary targets, discovered and developed by our XPRESIDENT platform. Genmab is responsible for development, manufacturing and worldwide commercialization. We retain an option to contribute certain promotion efforts at predetermined levels in selected countries in the EU. Genmab has the option to exclusively license up to two additional targets to expand the collaboration at predetermined economics.

Under the terms of the agreement, we received an upfront fee of $54 million and is eligible to receive additional development, regulatory and commercial milestone payments, totaling $550 million, for each licensed product resulting from the collaboration. In addition, we are eligible to receive tiered royalties on net sales for each licensed product at up to double-digit percentages.

Amgen

Since December 2016, Amgen and us have been developing next-generation, T cell engaging bispecific immunotherapies targeting multiple cancers under the research collaboration and exclusive license agreement. The collaboration combines our XPRESIDENT and XCEPTOR technology platforms with Amgen’s validated BiTE (Bispecific T cell Engager) technology. Amgen is responsible for the clinical development, manufacturing and commercialization worldwide.

Under the terms of the agreement, we received a non-refundable, non-creditable upfront fee of $30 million and are eligible to receive additional development, regulatory and commercial milestone payments in aggregate amounts of up to $525 million, respectively, as well as tiered royalties on net sales for each licensed product at percentages ranging from high-single digits to low teens subject to customary reductions.

Other Agreements

We entered into a number of collaborations that are important for our ability to manufacture, supply and offer our adoptive cell therapies and TCR Bispecifics.

UTHealth

We entered into a multi-year collaboration agreement to secure exclusive access to three UTHealth cGMP suites to manufacture various ACT products within the Griffin Research Laboratory. Under the agreement, general facility operations, maintenance, supply and reagents for cGMP manufacture, and co-release of product is provided by UTHealth. Under the agreement, we perform all manufacturing and in-process controls. The UTHealth facility is FDA registered to produce cells and tissues for clinical applications in compliance with cGMP and has received accreditation by the FACT in January 2016, which was renewed in 2019. In August 2020 UTHealth and Immatics extended the collaboration until end of 2024 providing Immatics exclusive access to cGMP manufacturing infrastructure at The Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory. The extended collaboration ensures continued clinical batch supply for all of Immatics’ ongoing and future ACT clinical trials in the United States and Europe.

Other Manufacturing Agreements

We use several third-party contract manufacturers acting in accordance with FDA’s good laboratory practice (“GLP”) or cGMP, as applicable, practices for the manufacture of viral vectors and cell bank development. We generally apply second-supplier strategies to mitigate supply risks and to secure access to manufacturing innovation and competitive supply costs.

For pivotal trial supply of ACT products, we plan on entering into one or more relationships with large CMOs with dedicated access to multiple cGMP suites and trained personnel, as well as into commercial supply agreements with raw material vendors.

For manufacturing and supply of TCR Bispecifics, we have contracted third party manufacturers and may enter into additional CMO relationships in the future.

Government Regulation

Government authorities in the United States, at the federal, state, and local level, and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, as well as import and export of biological products. Some jurisdictions also regulate the pricing of medicinal products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, biological products, including gene therapy products, are regulated under the Public Health Service Act (“PHSA”) and the Federal Food, Drug, and Cosmetic Act (“FDCA”), and their implementing regulations as well as other federal, state and local statutes and regulations.

The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including during testing, the approval process or post-approval process, may result in delays to the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. Failure to comply with regulatory requirements may result in the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or Department of Justice (“DOJ”), or other government entities, including state agencies.

An applicant seeking to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps before the product candidate will be licensed by the FDA:

•	preclinical testing including laboratory tests, animal studies, and formulation studies, which must be performed in accordance with the FDA’s GLP regulations, as applicable;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an IRB representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials to establish the safety, and efficacy of the product candidate for each proposed indication, in accordance with current GCP;

•	preparation and submission to the FDA of a BLA for a biological product;

•	FDA acceptance and substantive review of the BLA;

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with cGMP requirements and to assure that the facilities, methods, and controls are adequate to preserve the product’s identity, strength, quality, and purity;

•	satisfactory completion of any FDA audits of clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the BLA; and

•	securing FDA approval of the BLA to allow marketing of the new biological product.

Preclinical Studies and Investigational New Drug Application

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters preclinical testing. Preclinical studies include studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, as applicable, including GLP regulations. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial, the FDA may also place a clinical hold or partial clinical hold on that trial. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval or licensing. In particular, such studies must be conducted in accordance with cGCP, including review and approval by an independent ethics committee (“IEC”) and obtaining informed consent from subjects. The FDA must be able to validate the data through an onsite inspection, if deemed necessary by the FDA.

An IRB representing each institution participating in the clinical trial must review and approve among other things, the study protocol and informed consent information to be provided to study subjects before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Clinical trials including the use of an investigational device sometimes require submission of an application for an Investigational Device Exemption (“IDE”), to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The IDE application must be approved in advance by the FDA, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA as well as the appropriate IRBs at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with cGCP and the integrity of the clinical data submitted.

Under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness and safety criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after licensing.

•

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the investigational biological product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

•

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications, and determine dose tolerance and optimal dosage.

•

Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy, and further test for safety. A well-controlled, statistically robust Phase 3 trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to license, and, if licensed, how to appropriately label a biologic.

While the FDA requires in most cases two adequate and well-controlled pivotal clinical trials to demonstrate the efficacy of a product candidate, a single trial with strong confirmatory evidence may be sufficient in instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. In rare cancer indications with very limited treatment options a large and/or controlled trial are often not feasible and thus data from smaller and even uncontrolled trials may be sufficient for regulatory approval.

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of biologics licensed under Accelerated Approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Review and Approval of a BLA

In order to obtain approval to market a biological product in the United States, a biologics license application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the proposed biological product for its intended indication. The BLA includes all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things.

Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2021 is $2,875,842 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2021 is $336,432. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of a BLA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of the BLAs. Under that agreement, 90% of original BLA submissions are meant to be reviewed within ten months of the 60-day filing date, and 90% of original BLAs that have been designated for “priority review” are meant to be reviewed within six months of the 60-day filing date. The review process may be extended once per review cycle by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA will typically audit the preclinical study and clinical trial sites that generated the data in support of the BLA. Additionally, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a BLA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

As a condition of approval, the FDA may require an applicant to develop a Risk Evaluation Mitigation Strategy (“REMS”). REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity.

The FDA will refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, Priority Review and Regenerative Advanced Therapy Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as Fast Track designation, Breakthrough Therapy designation, Priority Review designation and Regenerative Advanced Therapy designation.

Specifically, the FDA may designate a product for Fast Track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for Priority Review if it is a product that treats a serious condition and, if licensed, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

The FDA can accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for Priority Review and Accelerated Approval based on surrogate or intermediate endpoints.

Accelerated Approval Pathway

The FDA may grant Accelerated Approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments, based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant Accelerated Approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”) and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted Accelerated Approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of Accelerated Approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with Accelerated Approvals based on intermediate clinical endpoints but has indicated that such endpoints generally may support Accelerated Approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The Accelerated Approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, Accelerated Approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of Accelerated Approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with Priority Review.

The Accelerated Approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate licensed on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates licensed under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on a BLA

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for licensing.

If the FDA licenses a new product, it may limit the licensed indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After licensing, many types of changes to the licensed product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Licensing Regulation

If regulatory licensing for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-licensing regulatory requirements as well as any post-licensing requirements that the FDA may have imposed as part of the licensing process. The sponsor will be required to report, among other things, certain adverse reactions and manufacturing problems to the FDA, provide updated safety and potency or efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Changes to the manufacturing processes are strictly regulated and often require prior FDA approval before being implemented. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Once a license is granted, the FDA may suspend or revoke the license if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the labeling to add new safety information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-licensing clinical trials;

•	refusal of the FDA to approve pending applications or supplements to licensed applications, or suspension or revocation of product licenses;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. After licensing, a drug product generally may not be promoted for uses that are not licensed by the FDA, as reflected in the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the HHS, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”) and its implementing regulations as well as the Drug Supply Chain Security Act (“DSCA”), which regulate the distribution and tracing of prescription drug samples at the federal level and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act, a BLA or supplement thereto for a biological product with a new active ingredient, indication, dosage form, dosing regimen or route of administration must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For products intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, FDA will meet early in the development process to discuss pediatric study plans with sponsors and FDA must meet with sponsors by no later than the end-of-Phase 1 meeting for serious or life-threatening diseases and by no later than ninety (90) days after FDA’s receipt of the study plan.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after licensing of the product for use in adults, or full or partial waivers from the pediatric data requirements. Generally, the pediatric data requirements do not apply to products with orphan designation.

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits a BLA three years after the date of enactment of that statute must submit pediatric assessments with the BLA if the biologic is intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary potency to inform pediatric labeling for the product. Deferrals and waivers as described above are also available.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot license another application.

Orphan Drug Designations and Exclusivity

Under the Orphan Drug Act, the FDA may designate a biological product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of disease or condition will be recovered from sales of the product. A company must seek orphan drug designation before submitting a BLA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and licensing process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not license another sponsor’s marketing application for the same drug for the same condition for seven years, except in certain limited circumstances. Orphan exclusivity does not block the licensing of a different product for the same rare disease or condition, nor does it block the licensing of the same product for different conditions. If a biologic designated as an orphan drug ultimately receives marketing licensing for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

Orphan drug exclusivity will not bar licensing of another product under certain circumstances, including if a subsequent product with the same biologic for the same condition is shown to be clinically superior to the licensed product on the basis of greater effectiveness, safety in a substantial portion of the target populations, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

Biosimilars and Regulatory Exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”). The BPCIA established a regulatory scheme authorizing the FDA to license biosimilars and interchangeable biosimilars. The

FDA has licensed several biosimilar products for use in the United States. The FDA has issued several guidance documents outlining an approach to review and licensing of biosimilars.

Under the BPCIA, a manufacturer may apply for licensure of a biological product that is “biosimilar to” or “interchangeable with” a previously licensed biological product or “reference product.” In order for the FDA to license a biosimilar product, it must find, among other things, that the product is “highly similar” to the reference product notwithstanding minor differences in clinically inactive components and that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to license a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and, for products administered multiple times, that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished potency relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar or interchangeable biological product may not be submitted to the FDA until four years following the date of licensing of the reference product. The FDA may not license a biosimilar or interchangeable biological product until 12 years from the date on which the reference product was licensed. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA licenses a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars licensed as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Patent Term Restoration and Extension

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, a patent claiming a new FDA-approved biological product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of an IND and the submission date of a marketing application (such as a BLA), plus the time between the submission date of a marketing application and the ultimate licensing date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s licensing date. Only one patent applicable to a licensed product is eligible for the extension, only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days after approval of the relevant marketing application. A patent that covers multiple products for which licensing is sought can only be extended in connection with one of the licenses. The USPTO reviews and licenses the application for any patent term extension or restoration in consultation with the FDA. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

Regulation of Companion Diagnostics

The success of certain of our product candidates may depend, in part, on the development and commercialization of a companion diagnostic. Companion diagnostics identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and approval of a premarket approval (“PMA”).

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a preamendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device or predicate devices and assesses whether the subject device is comparable to the predicate device or predicate devices with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device or predicate devices, the subject device may be cleared for marketing.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation (“QSR”), which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the premarket application for the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

Once cleared or approved, the companion diagnostic device must adhere to post-marketing requirements including the requirements of FDA’s quality system regulation, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug and biologic makers, companion diagnostic makers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities.

Healthcare Law and Regulation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry.”

Review and Approval of Medicinal Products in the EU

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA licensing for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval in the EU

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the lead ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will apply following confirmation of full functionality of the Clinical Trials Information System (“CTIS”), the centralized EU portal and database for clinical trials foreseen by the regulation, through an independent audit. The regulation becomes applicable six months after the European Commission publishes notice of this confirmation. It will overhaul the current system of approvals for clinical studies in the EU. Specifically, the new regulation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical studies in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

PRIME Designation in the EU

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines (“PRIME”) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than products from larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated agency contact and a rapporteur from the Committee for Human Medicinal Products (“CHMP”) or Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization in the EU

To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan (“PIP”) covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, ATMPs and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases and under PRIME designation, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard.” The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•

the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•

the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The EU medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the product candidates we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our product candidates, even if they have been granted an EU marketing authorization.

Regulatory Data Protection in the EU

In the EU, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No. 726/2004 repeats the entitlement for medicinal products authorized in accordance with the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, non-clinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety, and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid.

The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and, in addition, a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Regulatory Requirements After a Marketing Authorization Has Been Obtained

In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations;

•

the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU; and

•

the marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

C. Organizational Structure

As of December 31, 2020, we had two subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Jurisdiction of Incorporation	Percentage Ownership and Voting Interest
Immatics Biotechnologies GmbH	Germany	100%
Immatics US, Inc.	Delaware, United States	100%

D. Property, Plant and Equipment

Immatics OpCo has three locations in Germany:

•

The corporate headquarters are located at Paul-Ehrlich-Straße 15 in 72076 Tübingen. It comprises approximately 1,600 square meters of office space as well as research and laboratory space. It houses Operations, Immunology, TCR Discovery and Validation, TCR Engineering & Bispecifics, Immunomonitoring, Discovery, Companion Diagnostics and CMC.

•

Our operations facility is approximately 700 square meters and is located at Aischbachstraße 1 in 72070 Tübingen. It houses Operations, HR, IT, Finance, Translational Development, Regulatory Affairs and Clinical Development.

•	Our third facility is approximately 380 square meters and is located in Machtlfinger Straße 11 in 81379 Munich. It houses Intellectual Property, IT, Communications and Business Development.

Immatics US has two locations, an administrative office, which is a direct lease, and the research and laboratory facility, which is subleased from MD Anderson:

•

The administrative office is a 6,690 square foot facility located at 2201 West Holcombe, Houston, TX 77030, and houses Operations, Human Resources, Finance, Clinical Operations, Regulatory, Bioinformatics and Program Management.

•

The research and laboratory facility is a 15,694 square foot facility located in the Life Science Plaza building at 2130 West Holcombe, Suite 1100, Houston, Texas 77030. The research and laboratory facility is comprised primarily of laboratory space, with limited office seating that houses CMC, Immunology, Biomarkers, Quality Assurance and Quality Control. Our sublease on the space will expire in August 2023.

T cell products are manufactured at the UTHealth Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in a 1,850 square foot state-of-the-art cGMP facility exclusively used by us in Houston, Texas.

We believe that our office, research and laboratory facilities are sufficient to meet our current needs. However, in anticipation of future demand, we are negotiating for a new lease for a larger office facility in Germany and also pursuing options for a laboratory facility at both locations.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the information under “Item 3. Key Information—A. Selected Financial Data” and our consolidated financial statements, including the notes thereto, included in this Annual Report. Our consolidated financial statements are presented in euros and have been prepared in accordance with IFRS. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

For a discussion of our consolidated statements of operations for the years ended December 31, 2019 and December 31, 2018 and our cash flows for the year ended December 31, 2018, see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement on Form F-1 (File No. 333-240260) filed with the SEC on July 31, 2020.

A. Operating Results

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our focus is the generation of novel therapeutic options for solid tumor patients. Solid tumors constitute the majority of all malignancies, and relapsed and/or refractory solid tumor patients have an unmet medical need. We believe that by identifying true cancer targets and the right TCRs, we will be well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to improve the lives of cancer patients.

One of the challenges of effectively treating solid tumors is the lack of cancer-specific targets. By utilizing TCR-based therapeutics, we are capable of directing T cells not only to targets on the surface of the cancer cell, but also to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native tumor tissue, and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues.

We believe that the elucidation of these targets provides us the opportunity to develop a pipeline of novel TCR-based product candidates that generate a meaningful therapeutic impact on the lives of cancer patients by going beyond an incremental clinical benefit. We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics. Each is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current proprietary pipeline comprises seven therapeutic programs, three of which are being evaluated in clinical trials. In addition, we are collaborating with world-leading partners, including Amgen, Genmab, Bristol-Myers Squibb and GlaxoSmithKline, to develop ten additional therapeutic programs covering ACT and Bispecifics.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and, to a lesser extent, through upfront payments from our collaborators.

Since our inception, we have incurred net losses, which have been significant in recent periods. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Recent Developments

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position in 2021 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercialization preparations and other business operations.

We continue to monitor the situation and enacted significant measures to protect our supply chain, employees, and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to our laboratory operations and at some of its suppliers. Due to COVID-19, we also experienced delays in research activities performed under our collaboration agreements. Consequently, we recognized less revenue under these agreements during 2020 than we previously planned. We believe the declines in revenue associated with the delay in research activities are largely temporary, as the revenue is primarily associated with non-refundable upfront payments recognized on a cost-to-cost basis. COVID-19 may continue to impact the timing and amount of revenue recognized under these agreements in the future.

Completion of ARYA Merger

On July 1, 2020, we completed the Business Combination and the PIPE Financing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Upon consummation of the transactions, Immatics N.V. became publicly traded on Nasdaq, with ordinary shares trading under the ticker symbol “IMTX” and warrants trading under the ticker symbol “IMTXW.”

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements with Amgen, Genmab, BMS and GSK.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “—Critical Accounting Policies and Significant Judgments and Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities, including screening for off-target recognition of lead candidates, using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In each of our collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.

The collaboration agreements resulted in €186.6 million of upfront cash payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies to cancer patients:

•	advancing the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	enhancing ACT manufacturing capabilities;

•	Disrupting the tumor microenvironment through combination therapies, next-generation technologies and novel target classes;

•	developing novel personalized multi-TCR-T therapeutic options;

•	maintaining and enhance the competitive edge of our target and TCR technology platforms;

•	leveraging existing collaborations with Amgen, Genmab, BMS and GSK; and

•	expanding our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We are increasing our headcount to support our continued research activities and development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT- or TCR Bispecifics-based product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned substantial increase in research and development expenses, as explained above, we also expect that our general and administrative expenses will increase significantly. We expect to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Other Income

We receive income through government grants for specific research and development projects. We recognize grant income as we perform research and development activities, specified by the grant agreements.

Other components of other income have historically been immaterial.

Financial Result

Financial result consists of both financial income and financial expense. Financial income results primarily from interest income on cash and foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange losses. Additionally, the ARYA Merger led to a significant one-time non-cash expense, recognized as a Share listing expense, based on the excess of the fair value of the equity instruments issued to ARYA, over the fair value of the identified net assets received.

Results of Operations

Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table summarizes our consolidated statements of operations for each period presented:

	Year ended December 31,
	2020	2019
	(euros in thousands, except share and per share data)
Revenue from collaboration agreements	€31,253	€18,449
Research and development expenses	(67,085)	(40,091)
General and administrative expenses	(34,186)	(11,756)
Other income	303	385
Operating result	(69,715)	(33,013)
Financial income	2,949	790
Financial expenses	(10,063)	(264)
Share listing expense	(152,787)	—
Financial result	(159,901)	526
Loss before taxes	(229,616)	(32,487)
Taxes on income	—	—
Net loss	(229,616)	(32,487)
Net loss per share – basic and diluted	(4.77)	(0.95)
Weighted average shares outstanding – basic and diluted	48,001,228	33,093,838

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Year ended December 31,
	2020	2019
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€4,865	€6,197
Genmab	11,204	11,191
BMS	11,489	1,061
GSK	3,695	—
Total revenue from collaboration agreements	€ 31,253	€ 18,449

Our Revenue from collaboration agreements increased from €18.5 million for the year ended December 31, 2019 to €31.3 million for the year ended December 31, 2020. The increase resulted from the new collaboration agreement with GSK consummated in December 2019, which resulted in additional revenue of €3.7 million, as well as an increase in revenue of €10.4 million from the collaboration with BMS which was consummated in August 2019 and was therefore in the ramp-up phase.

Due to the COVID-19 pandemic, we experienced delays in research activities performed under the Amgen and Genmab collaboration agreements. As we recognize revenue under these contracts on a cost-to-cost model based on research activities, we recognized less revenue under the Amgen and Genmab agreements in the year 2020 than previously planned. Consequently, revenue recognized under the Amgen agreement decreased by €1.3 million and revenue recognized under the Genmab agreement was stable. We believe that any decline in revenue associated with delayed research activities is largely temporary, because the revenue is primarily associated with non-refundable upfront payments.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Year ended December 31,
	2020	2019
(Euros in thousands)
External research and development expenses	€34,638	€25,018
Personnel related (excluding stock-based compensation)	17,901	13,518
Share-based compensation expense	14,546	1,556
Total research and development expenses	€67,085	€40,092

Our research and development expenses increased from €40.1 million for the year ended December 31, 2019 to €67.1 million for the year ended December 31, 2020. External research and development expenses increased from €25.0 million for the year ended December 31, 2019 to €34.6 million for the year ended December 31, 2020. The increase resulted from higher preclinical and clinical work performed, resulting in an increase in ACT expenses, mainly due to the ramp-up of additional clinical trial sites in the United States and in Europe. Furthermore, the direct research and development cost for TCR Bispecifics increased due to the start of process development and optimization for GMP manufacturing of our TCER lead candidate, IMA401, in 2020. Expenses related to collaboration agreements increased due to the start of the new collaborations with BMS and GSK that were signed in 2019.

Personnel related research and development expenses, excluding share-based compensation, increased from €13.5 million for the year ended December 31, 2019 to €17.9 million for the year ended December 31, 2020. The increase mainly resulted from increased research and development headcount.

Share-based compensation expenses increased from €1.6 million for the year ended December 31, 2019 to €14.5 million for the year ended December 31, 2020. The increase resulted from the modification of previous awards as part of the ARYA merger and share-based awards issued under the 2020 Equity Plan.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Year ended December 31,
	2020	2019
(Euros in thousands)
Share-based compensation expense	€10,973	€460
Personnel related (excluding stock-based compensation)	7,983	4,324
Professional and consulting fees	9,918	3,113
Other external general and administrative expenses	5,312	3,858
Total general and administrative expenses	€34,186	€11,755

General and administrative expenses increased from €11.8 million for the year ended December 31, 2019 to €34.2 million for the year ended December 31, 2020.

Share-based compensation expenses increased from €0.5 million for the year ended December 31, 2019 to €11 million for the year ended December 31, 2020. The increase resulted from the modification of previous awards as part of the ARYA merger and share-based awards issued under the 2020 Equity Plan.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €4.3 million for the year ended December 31, 2019 to €8.0 million for the year ended December 31, 2020. The increase mainly resulted from an increased headcount in our finance, human resources and communications functions, as well as a payment to the former Executive Chairman as part of the ARYA Merger.

Professional and consulting fees increased from €3.1 million for the year ended December 31, 2019 to €9.9 million for the year ended December 31, 2020. The increase in professional and consulting fees resulted mainly from an increase in accounting, audit and legal fees. The increase is due to both one-time expenses associated with the ARYA Merger and PIPE Financing as well as our efforts to operate as a public company.

Other external expenses increased from €3.9 million for the year ended December 31, 2019 to €5.3 million for the year ended December 31, 2020. The increase in other expenses mainly resulted from increased insurance payments, depreciation, and expenses for office equipment.

Other Income

Other income decreased from €0.4 million for the year ended December 31, 2019 to €0.3 million for the year ended December 31, 2020.

Financial Income and Financial Expense

Financial income increased from €0.8 million for the year ended December 31, 2019 to €2.9 million for the year ended December 31, 2020. The increase mainly resulted from interest and income from financial instruments.

Financial expenses increased from €0.3 million for the year ended December 31, 2019 to €10.1 million for the year ended December 31, 2020. The increase mainly resulted from unrealized exchange rate differences due to the development of the EUR-USD exchange rate.

Share Listing Expense

As part of the ARYA Merger, we recognized a one-time, non-cash share listing expense in accordance with IFRS 2, amounting to €152.8 million within our financial result. This is a technical accounting treatment in accordance with IFRS 2, that represents the difference between the fair value of the shares and warrants transferred to ARYA shareholders and the fair value of the identifiable net assets acquired. The difference was mainly driven by the share price increase of ARYA between signing and closing of the Business Combination Agreement.

Comparison of the Years Ended December 31, 2019 and December 31, 2018

For a discussion of our consolidated statements of operations for the years ended December 31, 2019 and December 31, 2018, see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in our Registration Statement on Form F-1 (File No. 333-240260) filed with the SEC on July 31, 2020.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements of Immatics for the fiscal year ending December 31, 2020 have been prepared in accordance with IFRS and the interpretations of the International Financial Reporting Standards Interpretations Committee and applicable on the balance sheet date.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2020 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in this Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements. We have reviewed these critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For each of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our customer simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing services to our customers and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-Based Compensation

Immatics GmbH had share-based compensation plans, which issue SARs and tandem awards (consisting of either a SAR or a stock option) to employees. The SARs and tandem awards were converted as part of the ARYA Merger. The conversion is accounted for as a modification in accordance with IFRS 2. As part of the ARYA merger, we also introduced a new share-based compensation plan that includes PSUs and service options.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent, that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our plans for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2020 and 2019 please refer to our consolidated financial statements as of December 31, 2020.

B. Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations primarily from private placements of our ordinary shares, proceeds from collaborators, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020.

Cash and cash equivalents increased from €103.4 million for the year ended December 31, 2019 to €207.5 for the year ended December 31, 2020. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation, and consist primarily of cash in banks and money market accounts. Additionally, we invest funds in short-term deposits with an original maturity between three and nine months.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Year ended December 31,
	2020	2019	2018
(Euros in thousands)
Net cash provided by / (used in):
Operating activities	€(85,610)	€70,967	€20,684
Investing activities	(15,949)	(5,059)	(13,514)
Financing activities	207,883	(1,862)	23,648
Total cash flow	€106,324	€64,046	€30,818

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business.

We experienced a net cash inflow for the years ended December 31, 2019 and 2018, and a net cash outflow from operating activities for the year ended December 31, 2020, primarily resulting from differences in the net loss for the periods and working capital changes.

Our net cash outflow from operating activities for the year ended December 31, 2020 was €85.6 million. This comprised of a net loss of €229.6 million; a decrease in working capital of €31.6 million; a one-time cash payment totaling €4.3 million, with no corresponding expense due to the modification of our share-based compensation as part of the ARYA Merger; and a partial offset of €180.2 million by non-cash charges, mainly from the share listing expense of €152.8 million and equity-settled share-based compensation expenses for employees. The decrease in working capital mainly resulted from a decrease in deferred revenue of €29.3 million.

For the year ended December 31, 2019, our net cash inflow from operating activities was €71.0 million. This resulted from a €98.7 million increase in working capital, non-cash charges of €4.7 million, and was partially offset by the net loss of €32.5 million for the year. This increase in working capital mainly resulted from an increase in accounts payable, and other current and non-current liabilities of €100.5 million, primarily related to deferred revenue from the upfront payments received from our collaborations with BMS and GSK.

For the year ended December 31, 2018, our net cash inflow from operating activities was €20.7 million. This resulted from a €49.7 million increase in working capital, non-cash charges of €3.9 million, and was partially offset by the net loss of €32.4 million for the year. This increase in working capital mainly resulted from an increase in accounts payable, and other current and non-current liabilities of €43.7 million, primarily related to deferred revenue from the upfront payments received from our collaborations with Genmab.

Investing Activities

Our net use of cash for investing activities for the year ended December 31, 2020 was €15.9 million. This consisted of a €7.4 million payment for new equipment; our new laboratory space, computers, office, and other laboratory equipment; as well as a €8.4 million decrease in cash paid for investments that are classified as other financial assets and held with financial institutions to finance the company.

Net cash used in investing activities for the year ended December 31, 2019 was €5.1 million. This related to a decrease in cash from the investments in investments classified as other financial assets of around €2.9 million, and held with institutions to finance the company, combined with a €2.1 million resulting from the acquisition of new laboratory and computer equipment.

Net cash used in investing activities for the year ended December 31, 2018 was €13.5 million. This related to a decrease in cash from the investments in investments classified as other financial assets of around €13.1 million, and held with institutions to finance the company, combined with a €0.4 million resulting from the acquisition of new laboratory and computer equipment.

The increase in investing activities, other than cash flows from investments in financial assets, reflects the increase in our research and development activities. We intend to use the additional lab space and acquired equipment to expand our research and development efforts, especially with regard to our clinical pipeline candidates in ACTengine as well as our preclinical pipeline candidates in TCER Bispecifics.

Financing Activities

During the year ended December 31, 2020, net cash received from financing activities amounted to €207.9 million. This was mainly driven by the net proceeds received in exchange for issuance of new shares as part of the ARYA Merger and the PIPE Financing. It was partially offset by the principal portion of payments in connection with lease contracts in the amount of €2.1 million.

During the year ended December 31, 2019, net cash used in financing activities was €1.9 million, resulting from the payment of the principal portion of lease liabilities.

During the year ended December 31, 2018, cash inflow from financing activities of €23.6 million was generated from the share premium proceeds received relating to the issuance of shares in 2017.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €462.3 million as of December 31, 2020. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

•	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

•	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

•	our ability to successfully commercialize our product candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

•	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position.”

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. Off-Balance Sheet Arrangements

We did not have, during the periods presented in this Annual Report, and we do not currently have, any off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
	(euros in thousands)
Lease liabilities(1)	€2,103	3,453	1,157	150	€6,863
Other lease obligations(2)	97	185	185	46	513
In-license agreements(3)	249	—	—	—	249
Contract research organization agreements(4)	1,704	220	—	—	1,924
Total contractual obligations	€4,153	3,858	1,342	196	€9,549

(1)

Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this Annual Report.

(2)

Represents our future minimum commitments under non-cancelable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include short-term, low-value leases, as well as further lease agreements which are not reflected on our balance sheet that we committed for in 2020 and will be effective from the year 2021.

(3)	Represents obligations of non-cancelable terms of license agreements.
(4)	Represents obligations from contract research organization agreements.

We have lease agreements for land and buildings in our locations in Tübingen and Munich, Germany, and Houston, Texas, which will expire between 2020 and 2026, respectively. In addition, we have various leases for equipment and cars, which will expire in 2022. The amounts in the table above represent our fixed contractual lease obligations and do not include the optional extensions.

As of December 31, 2020 and 2019, we are potentially liable to pay €1.6 million ($2 million) to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. We do not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

G. Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Management Board consists of one managing director, our Executive Committee consists of seven executive officers, and our Supervisory Board (as defined below) consists of seven supervisory directors. The following table lists the names, ages as of February 1, 2021 and positions of the individuals who are serving as managing director, executive officers and supervisory directors.

Name	Age	Position
Executive Committee
Harpreet Singh, Ph.D.	46	Chief Executive Officer
Arnd Christ	54	Chief Financial Officer
Cedrik Britten, M.D.	46	Chief Medical Officer
Carsten Reinhardt, M.D., Ph.D.	53	Chief Development Officer
Toni Weinschenk, Ph.D.	48	Chief Innovation Officer
Rainer Kramer, Ph.D.	57	Chief Business Officer
Steffen Walter, Ph.D.	44	Chief Technology Officer

Management Board
Harpreet Singh, Ph.D.	46	Managing Director

Supervisory Board
Peter Chambré	65	Chairman of the Supervisory Board
Michael G. Atieh	67	Supervisory Director
Paul R. Carter	60	Supervisory Director
Eliot Forster, Ph.D.	54	Supervisory Director
Christof Hettich, L.L.D.	61	Supervisory Director
Heather L. Mason	60	Supervisory Director
Adam Stone	41	Supervisory Director

Executive Officers

Harpreet Singh, Ph.D. Dr. Singh co-founded Immatics OpCo in 2000 and has served as Chief Executive Officer of Immatics OpCo since 2019 and as President and Chief Executive Officer of Immatics US. Prior to that, Dr. Singh served as our managing director and Chief Scientific Officer. Prior to co-founding Immatics OpCo, Dr. Singh completed a post-doctoral research fellowship with Prof. Hans-Georg Rammensee at the University of Tübingen. Dr. Singh has played a leadership role in raising more than $200 million of venture capital funding over several financing rounds as well $30 million of public grants. Dr. Singh is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers published by peer-reviewed journals, including Nature, Nature Medicine, Nature Biotechnology, Journal of Experimental Medicine, Brain and Lancet Oncology. Dr. Singh holds a Ph.D. in immunology from the University of Tübingen.

Arnd Christ. Mr. Christ has served as Chief Financial Officer of Immatics OpCo since 2020. From 2015 to 2020, Mr. Christ served as Chief Financial Officer of InflaRx N.V., where he contributed to the successful listing of the company on Nasdaq. Prior to that, Mr. Christ served as Chief Financial Officer of Proteros Biostructure GmbH, as Chief Financial Officer of MediGene AG, as Chief Financial Officer of NovImmune SA, as Chief Financial Officer of Probiodrug AG, as Chief Financial Officer of EleGene AG, as Finance Director of Avery Dennison GmbH and as Finance Director of Herberts Industrial Coatings Ltd. Mr. Christ holds a diploma in business economics from the University of Würzburg, Germany.

Cedrik M. Britten, M.D. Dr. Britten has served as Chief Medical Officer of Immatics OpCo since 2020, assuming leadership for the management and global clinical development of our adoptive cell therapy and TCR Bispecifics pipeline from first testing in humans to registration trials, including managing regulatory affairs. From 2015 to 2020, Dr. Britten served as Vice President and Head of the Oncology Cell Therapy Research Unit of GlaxoSmithKline plc and was responsible for building the Oncology Cell Therapy Unit and driving the strategy and establishing the end-to-end capabilities required to research and develop innovative cell therapies in oncology. Prior to that, Dr. Britten served as Vice President of Research and Development of BioNTech RNA Pharmaceuticals GmbH. Dr. Britten holds an M.D. from the University Medical Center of the Johannes-Gutenberg University.

Carsten Reinhardt, M.D., Ph.D. Dr. Reinhardt has served as Chief Development Officer of Immatics OpCo since 2020. From 2009 to 2020, Dr. Reinhardt has served as Chief Medical Officer of Immatics OpCo. Dr. Reinhardt leads our Product Development Strategy and our TCR Bispecifics platform and pipeline as well as the Immunology and Translational Development functions. Prior to joining us, Dr. Reinhardt served as Chief Medical Officer of Micromet Inc., where he was leading the development of the Bispecific T cell Engager (BiTE) platform and was instrumental in the company becoming public on Nasdaq and in various deals and transactions finally leading to the acquisition by Amgen. Prior to this, Dr. Reinhardt was International Medical Leader at Hoffmann-La Roche and Head of Clinical Development of Fresenius Biotech GmbH and held various academic medical positions and worked at the University of Tübingen and Max Planck Institute, Munich to complete his curriculum in Neurology. Dr. Reinhardt is a Visiting Professor for Pharmaceutical Medicine at the University of Basel. Dr. Reinhardt has co-authored more than 40 publications in peer-reviewed journals, including Nature, Science, Nature Medicine, Lancet, Journal of Clinical Oncology, Cancer Research and Journal of Experimental Medicine. Dr. Reinhardt holds an M.D. from the University of Munich and a Ph.D. in cellular immunology from the Institute of Immunology in Munich.

Toni Weinschenk, Ph.D. Dr. Weinschenk co-founded Immatics OpCo in 2000 and has served as Chief Innovation Officer of Immatics OpCo since 2020. From 2002 to 2020, Dr. Weinschenk served in various executive-level positions with Immatics OpCo, including as Chief Technology Officer, as Vice President Discovery and as Head of Discovery. Dr. Weinschenk is the inventor of our proprietary XPRESIDENT technology platform and leads the discovery and validation of novel and innovative I/O targets. pHLA targets discovered by his XPRESIDENT platform have been utilized for all of our drug candidates and for the collaboration with leading players in the field. Dr. Weinschenk is an inventor who holds many patents and has co-authored numerous publications in the cancer immunology field in peer-reviewed journals, including Nature, Nature Medicine, Nature Immunology, Immunological Reviews and Cell Report. Dr. Weinschenk holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.

Rainer Kramer, Ph.D. Dr. Kramer has served as Chief Business Officer of Immatics OpCo since 2012. Prior to that, Dr. Kramer served as a member of the Management Board and Chief Business Officer of Signature Diagnostics AG, as Vice President of Business Development of Jerini AG and as Head of Business Development of MorphoSys AG. During his career, he has delivered numerous strategic partnerships and license deals encompassing technology and product deals as well as equity transactions with an aggregate value of more than $3 billion. Dr. Kramer holds a diploma in molecular biology from the University of Regensburg and a Ph.D. in neurobiology from the Max-Planck-Institute, Martinsried, Germany.

Steffen Walter, Ph.D. Dr. Walter has served as Chief Technology Officer of Immatics OpCo since 2020. From 2005 to 2020, Dr. Walter served in various executive-level positions with Immatics OpCo, including as Chief Scientific Officer, as Vice President Immunology and as Director and Head of Immunology. Dr. Walter established operations of Immatics US in Houston, Texas and contributed significantly to its fundraising, including a $20 million Cancer Prevention and Research grant by the State of Texas. Dr. Walter leads our Cell Therapy platform and pipeline, including manufacturing and process development, and our Quality Management. In addition to supporting the development of the XPRESIDENT technology platform, under his initial leadership, we developed our powerful XCEPTOR platforms to support the generation of TCR-based therapeutic modalities. Dr. Walter is a leader in human T cell biology. Dr. Walter is an inventor on numerous patents and patent applications and has co-authored more than 30 publications in prestigious peer-reviewed journals, including Nature Medicine, Cell Reports, Lancet Oncology, Brain and Blood. Dr. Walter holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.

Managing Director

Harpreet Singh, Ph.D., our Chief Executive Officer, serves as the sole managing director.

Supervisory Directors

Peter Chambré. Mr. Chambré has served as the Chairman of our Supervisory Board since 2012. From 2002 to its acquisition in 2006, Mr. Chambré served as Chief Executive Officer of Cambridge Antibody Technology Group plc. Prior to that, Mr. Chambré served as Chief Operating Officer of Celera Genomics Group and as Chief Executive Officer of Bespak plc. In addition to our Supervisory Board, Mr. Chambré serves on the board of directors of UDG Healthcare plc, Cancer Research UK (trustee) and 7TM Holding ApS and has previously served as the chairman of the board of directors of OneMed AB, Xellia Pharmaceuticals AS and ApaTech Ltd. and has previously served on the board of directors of Touchstone Innovations plc, Spectris plc and BTG plc. Mr. Chambré holds a B.Sc. in food science from the University of Reading.

Michael G. Atieh. Mr. Atieh has served as a member of our Supervisory Board since 2020. From 2014 until his retirement in 2016, Mr. Atieh served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chairman of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President- Merck Medco Managed Care, Vice President - Public Affairs, Vice President – Government Relations, and Treasurer. In addition to our Supervisory Board, Mr. Atieh serves on the board of directors of Chubb Limited, electroCore, Inc. and Oyster Point Pharma, Inc. and has previously served on the board of directors of Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Mr. Atieh holds a B.A. in accounting from Upsala College.

Paul R. Carter, FCMA. Mr. Carter has served as a member of our Supervisory Board since 2020. From 2014 to 2016, Mr. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, Mr. Carter served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to our Supervisory Board, Mr. Carter serves on the board of directors of Evox Therapeutics Ltd, Mallinckrodt PLC and Hutchison China MediTech Ltd. and has previously served on the board of directors of Alder Biopharmaceuticals Inc. Mr. Carter also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Mr. Carter holds a B.A. in business studies from the University of West London.

Eliot Forster, Ph.D. Dr. Forster has served as an interim member of our Supervisory Board since 2020. Since 2018, Dr. Forster has served as the Chief Executive Officer of F-star Therapeutics Ltd. From 2015 to 2018, Dr. Forster served as the Chief Executive Officer of Immunocore Limited. Prior to that, Dr. Forster served as the Chief Executive Officer of Creabilis SA, as the Chief Executive Officer of Solace Pharmaceuticals Inc., as Head of Development and Operations for the EU and Asia at Pfizer Inc. Dr. Forster is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. In addition to our Supervisory Board, Dr. Forster serves on the board of directors of F-star Therapeutics Ltd, Avacta Group plc and OSCHR (Office for Strategic Coordination of Health Research) and the National Genomics Board and has previously served on the board of directors of MedCity Ltd., Spinifex Pty Ltd, Oxford BioTherapeutics and Atlantic Healthcare (UK) Ltd. Dr. Forster holds a B.Sc. in physiology from the Unversity of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

Christof Hettich, L.L.D. Dr. Hettich has served as a member of our Supervisory Board since 2006. Since 2015, Dr. Hettich has served as the Chief Executive Officer of SRH Holding (SdbR). Dr. Hettich is an attorney and partner of RITTERSHAUS Rechtsanwaelte in Mannheim/Frankfurt, Germany, and is a founding partner and managing director of dievini Hopp BioTech holding GmbH & Co. KG. In addition to our Supervisory Board, Dr. Hettich serves on the board of directors of various companies, including Molecular Health GmbH and Heidelberg Pharma AG, and has previously served on the board of directors of PROMETHERA Biosciences, S.A., Agennix AG, LTS Lohmann Therapie-Systeme AG, Sygnis Pharma AG, AC Immune AG and PARK & Bellheimer AG. Dr. Hettich was nominated Honorary Professor at the University of Applied Sciences (FH) in Heidelberg, Germany. Dr. Hettich holds a law degree from the University of Freiburg and a L.L.D. from the University of Würzburg.

Heather L. Mason. Ms. Mason has served as a member of our Supervisory Board since 2020. From 1990 to 2017, Ms. Mason served in various leadership positions at Abbott Laboratories, Inc., including as Executive Vice President, Corporate Officer of Abbott Nutrition and as Senior Vice President, Corporate Officer of Abbott Diabetes Care. In addition to our Supervisory Board, Ms. Mason serves on the board of directors of Assertio Therapeutics, Inc. ConvaTec Group plc, Pendulum Therapeutics, Inc. and SCA Pharmaceuticals, LLC. Ms. Mason holds a B.S.E. from the University of Michigan, Ann Arbor and an M.B.A. from the University of Chicago.

Adam Stone. Mr. Stone has served as a member of our Supervisory Board since 2020. Since 2012, Mr. Stone has served as Chief Investment Officer of Perceptive Advisors, which he joined in 2006, and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Prior to joining Perceptive Advisors, Mr. Stone was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals. In addition to our Supervisory Board, Mr. Stone serves on the board of directors of Solid Biosciences Inc., Renovia Inc., Xontogeny LLC, PROMETHERA Biosciences S.A./N.V., ARYA Sciences Acquisition Corp. II and ARYA Sciences Acquisition Corp. III. Mr. Stone holds a B.A. in molecular biology from Princeton University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements and Understandings

Certain members of our Supervisory Board were designated pursuant to agreements relating to the Business Combination. Specifically, each of Michael G. Atieh and Adam Stone is a designee of ARYA Sponsor and the pre-Business Combination independent directors of ARYA and each of Paul R. Carter and Christof Hettich is a designee of dievini Hopp BioTech holding GmbH & Co. KG. Pursuant to the Investor Rights and Lock-Up Agreement, certain of our shareholder continue to have director nomination rights. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

B. Compensation

Immatics OpCo became our wholly owned subsidiary upon the closing of the Business Combination on July 1, 2020, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Immatics OpCo for the fiscal year ended December 31, 2020. This section also discusses the material elements of the executive compensation policies and decisions of Immatics OpCo and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

The bonus scheme for the managing directors provides that the annual cash bonus payable to managing directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period.

Compensation of Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to the executive officers of Immatics with respect to the year ended December 31, 2020 is described in the table below:

(Euros in thousands)(1)	Harpreet Singh, Ph.D.	All other executives
Periodically-paid remuneration	€420	€2,240
Bonuses	265	621
Share-based compensation expense	3,807	10,034
Total compensation	€4,492	€12,895

(1)	Amounts paid in U.S. dollars have been converted to Euros using an annual exchange rate for 2020 of 1.1439 to one U.S. dollar.

Compensation of Supervisory Board

The amount of compensation, including benefits in kind, accrued or paid to the Supervisory Directors with respect to the year ended December 31, 2020 is described in the table below:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Supervisory board compensation	140	28	26	20	20	20	12	266
Travel expenses	4	—	—	—	—	—	—	4
Payment Exit arrangement	2,394	—	—	—	—	—	—	2,394
Share-based compensation expense	1,046	70	70	70	70	70	40	1,436

Total cash compensation	3,584	98	96	90	90	90	52	4,100

2020 Stock Option and Incentive Plan

The Company has established the Immatics N.V. 2020 Stock Option and Incentive Plan (the “Plan”). The Plan was adopted by the Management Board on June 30, 2020 and approved by the Company’s shareholders and Supervisory Board.

Authorized Shares. Stock options and awards based on the ordinary shares of the Company may be issued under the Plan for a maximum of 10,006,230 shares.

Certain Adjustments. If there is a change in the Company’s capital structure, such as a stock dividend, stock split, reverse stock split, recapitalization, reorganization, reclassification or other similar event, the Administrator will appropriately adjust the number and kind (and the exercise or purchase price, if applicable) of ordinary shares of the Company remaining available for issuance under the Plan or subject to outstanding awards. In addition, any share limitations with respect to the Plan will be adjusted appropriately by the Administrator.

Plan Administration. The Plan is administered by the Supervisory Board or the Compensation Committee of the Company until July 1, 2021 and, after that date, the board of directors of the Company (the “Administrator”).

Corporate Transaction; Liquidity Event. In the event of a merger, consolidation, substantial asset sale, or similar event affecting the Company in which the owners of the Company’s outstanding voting power prior to such event do not own at least a majority of the voting power of the successor or surviving entity (in each case, a “Transaction”), the parties thereto may cause the assumption or continuation of awards theretofore granted by the successor entity, or the substitution of such awards with new awards of the successor or parent entity, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties may agree. To the extent the parties to the Transaction do not provide for the assumption, continuation or substitution of awards, then upon the effective time of the Transaction, then, except as otherwise provided in the applicable award agreement, (i) all options and stock appreciation rights that are not exercisable will become fully exercisable at the time of the Transaction, (ii) awards with time-based vesting conditions or restrictions will become fully vested at the time of the Transaction, and (iii) all awards with conditions and restrictions relating to the attainment of performance goals may become vested in connection with the Transaction in the Administrator’s discretion or to the extent specified in the applicable award agreement. In the event of such a Transaction, each holder of an outstanding stock option or stock appreciation right may receive a cash payment from the Company equal to the excess of the consideration payable per share in the Transaction over the applicable exercise price per share, multiplied by the number of ordinary shares of the Company covered by the stock option or stock appreciation right (to the extent then exercisable) or be permitted to exercise their stock option or stock appreciation right (to the extent then exercisable) for a period of time prior to the termination of the Plan, as determined by the Administrator. The Company may also make or provide payment, in case or in kind, to the holders of other awards in an amount equal to the consideration payable per share in the Transaction multiplied by the number of vested ordinary shares of Company underlying such awards.

Amendment; Termination. The Administrator may amend or discontinue the Plan at any time. However, the Administrator cannot amend the Plan to increase the number of ordinary shares of the Company available for issuance under the Plan or to change the Plan in certain other ways without shareholder approval. The Plan cannot be amended if the amendment would materially and adversely affect any rights that an award holder has under outstanding awards, without the participant’s consent.

Consistent with market practice in the United States, the trading jurisdiction of our ordinary shares, and in order to further support our ability to attract and retain the right highly qualified candidates for our board of directors, we also granted share option to Supervisory Directors.

Until December 31, 2020, no options granted to directors and executive officers were exercised.

The directors and executive officers of Immatics OpCo held the options (both vested and unvested) as of March 31, 2021:

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date
Harpreet Singh, Ph.D.	Performance-based options	June 30, 2020

1,598,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:

a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

				1,598,000	10.00	June 30, 2030

	Service options	June 30, 2020	168,000 options will vest quarterly until the options are fully vested	168,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	264,624 options will vest entirely on July 31, 2021	264,624	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	5,157 options vested as of March 31, 2021, and an additional 25,782 will vest quarterly thereafter until the options are fully vested	30,939	1.06	July 1, 2027

	Converted Stock options IV	June 30, 2020	24,229 options vested as of March 31, 2021, and an additional 121,142 will vest quarterly thereafter until the options are fully vested	145,371	1.17	January 1, 2028

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Service options	December 17, 2020	168,000 options will vest quarterly until the options are fully vested	168,000	9.70	December 17, 2030

Arnd Christ	Performance-based options	September 14, 2020

255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:

a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

				255,000	10.00	September 14, 2030

	Service options	September 14, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	10.00	September 14, 2030

	Service options	December 17, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	9.70	December 17, 2030

Cedrik Britten, M.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the	255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

	Converted Stock options VI	June 30, 2020	15,722 options vested as of March 31, 2021, and an additional 78,607 will vest quarterly thereafter until the options are fully vested	94,329	10.00	June 1, 2030

	Service options	December 17, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	9.70	December 17, 2030
Carsten Reinhardt, M.D., Ph.D.	Performance-based options	June 30, 2020

255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:

a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

				255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

	Service options	June 30, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	165,748 options will vest entirely on July 31, 2021	165,748	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	3,126 options vested as of March 31, 2021, and an additional 15,627 will vest quarterly thereafter until the options are fully vested	18,753	1.06	July 1, 2027

	Service options	December 17, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	9.70	December 17, 2030

Rainer Kramer, Ph.D.	Performance-based options	June 30, 2020

255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:

a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the

				255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date
			Optionee’s continuous Service Relationship through such date

	Service options	June 30, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	120,676 options will vest entirely on July 31, 2021	120,676	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	3,812 options vested as of March 31, 2021, and an additional 19,056 will vest quarterly thereafter until the options are fully vested	22,868	1.06	July 1, 2027

	Service options	December 17, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	9.70	December 17, 2030

Toni Weinschenk, Ph.D.	Performance-based options	June 30, 2020

255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:

a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

				255,000	10.00	June 30, 2030

	Service options	June 30, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Matching Stock options	June 30, 2020	68,070 options will vest entirely on July 31, 2021	68,070	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	1,308 options vested as of March 31, 2021, and an additional 6,542 will vest quarterly thereafter until the options are fully vested	7,850	1.06	July 1, 2027

	Service options	December 17, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	9.70	December 17, 2030

Steffen Walter, Ph.D.	Performance-based options	June 30, 2020

255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:

a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $2.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

				255,000	10.00	June 30, 2030

	Service options	June 30, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	76,604 options will vest entirely July 31, 2021	76,604	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Converted Stock options III	June 30, 2020	1,493 options vested as of March 31, 2021, and an additional 7,462 will vest quarterly thereafter until the options are fully vested	8,955	1.06	July 1, 2027

	Service options	December 17, 2020	49,000 options will vest quarterly until the options are fully vested	49,000	9.70	December 17, 2030

Peter Chambré	Service options	June 30, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	211,974 options will vest entirely on July 31, 2021	211,974	10.00	June 30, 2030

Adam Stone	Service options	June 30, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	10.00	June 30, 2030

Christoph Hettich	Service options	June 30, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	10.00	June 30, 2030

Heather L. Mason	Service options	June 30, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	10.00	June 30, 2030

Michael G. Atieh	Service options	June 30, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	10.00	June 30, 2030

Paul Carter	Service options	June 30, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	10.00	June 30, 2030

Eliot Forster	Service options	September 14, 2020	25,000 options will vest quarterly until the options are fully vested	25,000	9.16	September 13, 2020

C. Board Practices

Board Structure

We are a Dutch public limited liability company (naamloze vennootschap) with a two-tier board structure that consists of a management board (bestuur) (the “Management Board”) and a supervisory board (raad van commissarissen) (the “Supervisory Board”). The Management Board and the Supervisory Board are separate boards and no individual may simultaneously be a member of both boards. We also have an executive committee (the “Executive Committee”) consisting of a sole managing director and executive officers appointed by the Management Board.

Under Dutch law, the Management Board is responsible for our management, strategy, policy and operations. The Supervisory Board is responsible for supervising the conduct of and providing advice to our Management Board and for supervising the business generally. Furthermore, each member of the Management Board and Supervisory Board has a duty to act in the corporate interest of the company and the business connected with it. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied.

On July 1, 2021, and pursuant to our articles of association, our two-tier board structure will automatically convert into a one-tier board structure. There will be one board of directors that will consist of executive directors and non-executive directors. In the one-tier board structure, the Executive Committee will consist of all executive directors and all executive officers. As used herein, the term “Board” refers to the Management Board and the Supervisory Board collectively through July 1, 2021, and to the one-tier board of directors after such date.

Management Board

Harpreet Singh, Ph.D., our Chief Executive Officer, serves as the sole managing director. The Management Board consists of such number of managing directors as the Supervisory Board may determine.

Subject to our articles of association, the Management Board is charged with the management of the company. In fulfilling their duties, managing directors serve the interest of the company and the business connected therewith. Resolutions of our Management Board that result in an important change in the identity or character of the company or the business connected with it (for example, transfer of the entire business to a third party) require approval of the general meeting. Additionally, resolutions of our Management Board that relate to significant corporate action (for example, listing on Nasdaq, capital expenditures or debt incurrence of over $500,000 and related party transactions) require prior approval by the Supervisory Board. A resolution taken by our Management Board in violation of our articles of association will be void or voidable. The Management Board has the power to represent the company.

Pursuant to our articles of association, managing directors are elected by the general meeting upon a binding nomination. The Supervisory Board is authorized to nominate a director candidate for appointment at the general meeting. Shareholders who individually or jointly represent at least one-tenth of the issued share capital have the same right to nominate a director candidate for appointment at the general meeting. The general meeting may at any time suspend and dismiss a managing director. The general meeting may only adopt a resolution to suspend or dismiss a managing director by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital, unless the resolution is adopted on the basis of a proposal of the Supervisory Board; in that case, the resolution may be adopted by an absolute majority of the votes cast, representing more than half of the issued share capital.

The Management Board is required to provide the Supervisory Board with the information it needs to carry out its duties. In addition, at least once a year, the Management Board must inform the Supervisory Board in writing of the strategic policy, the general and financial risks and the management and control system of the company.

Our articles of association provide that if one or more managing directors have a direct or indirect personal interest that conflicts with the interest of the company and the business connected with it, they will not be authorized to participate in the discussion and the decision-making process. In the event that all managing directors have, or the only managing director has, a direct or indirect personal interest that conflicts with the interest of the company and the business connected with it, the resolution will be adopted by the Supervisory Board.

Supervisory Board

The Supervisory Board consists of seven supervisory directors. The Supervisory Board may consist of such number of supervisory directors as the Supervisory Board may determine, but not less than three. The Supervisory Board is divided into three classes, with each class as nearly equal in number as possible.

The role of the Supervisory Board is the supervision of the policies of the Management Board and of the general course of affairs of the company and the business connected with it. In doing so, the Supervisory Board also focuses on the effectiveness of our internal risk management and control systems and the integrity and quality of our financial reporting. In fulfilling their duties, the supervisory directors must serve the interests of the company and the business connected with it. This supervision includes the power to intervene whenever necessary and to take corrective actions as may be required in the interest of the company, subject to Dutch law and our articles of association. Our articles of association provide the Supervisory Board with the authority to approve or reject Management Board resolutions that relate to significant corporate action (for example, listing on Nasdaq, capital expenditures or debt incurrence of over $500,000 and related party transactions).

Pursuant to our articles of association, the supervisory directors are appointed by the general meeting upon a binding nomination. The Supervisory Board is authorized to nominate a director candidate for appointment at the general meeting. Shareholders who individually or jointly represent at least one-tenth of the issued share capital have the same right to nominate a director candidate for appointment at the general meeting. The general meeting may at all times overrule the binding nature of each nomination by a resolution adopted by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital.

The general meeting may at any time suspend and dismiss a supervisory director. The general meeting may only adopt a resolution to suspend or dismiss a supervisory director by a majority of at least two-thirds of the votes cast, representing more than half of the issued share capital, unless the resolution is adopted on the basis of a proposal of the Supervisory Board; in that case, the resolution may be adopted by an absolute majority of the votes cast representing more than half of the issued share capital.

Board of Directors

On July 1, 2021, and pursuant to our articles of association, our two-tier board structure will automatically convert into a one-tier board structure. There will be one Board that will consist of executive directors and non-executive directors.

Subject to our articles of association, the Board will be charged with the management of the company. In fulfilling their duties, our directors will serve the interest of the company and the business connected with it. The executive directors and the Executive Committee are charged with the day-to-day management of the company. Supervision of the fulfilment of duties by the executive directors and of the general course of the company’s affairs and the business connected with it will primarily be carried out by the non-executive directors. The executive directors must in due time provide the non-executive directors with the information they need to carry out their duties.

The Board consists of one or more executive directors and three or more non-executive directors. The majority of the Board, however, consists of non-executive directors. The number of executive directors and non-executive directors is determined by the Board. The Board will be divided into three classes with each class as nearly equal in number as possible.

After July 1, 2021, our directors will be elected by the general meeting upon a binding nomination. The Board will be authorized to nominate a director candidate for appointment at the general meeting. Shareholders who individually or jointly represent at least one-tenth of the issued share capital will have the same right to nominate a director candidate for appointment at the general meeting. The general meeting may at all times overrule the binding nature of each nomination by a resolution adopted by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital.

The general meeting may at any time suspend and dismiss a non-executive director or executive director. The general meeting may only adopt a resolution to suspend or dismiss a non-executive director or executive director by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital, unless the resolution is adopted on the basis of a proposal of the Board; in that case, the resolution may be adopted by an absolute majority of the votes cast, representing more than half of the issued share capital.

Executive Committee

In addition to the Management Board and the Supervisory Board, or the Board after July 1, 2021, we have an Executive Committee. Pursuant to our articles of association, the Executive Committee consists of all managing directors and executive officers. Executive officers who are not managing directors are appointed by the Management Board, or the Board after July 1, 2021. The Management Board, or the Board after July 1, 2021, may at any time suspend or dismiss an executive officer who is not a managing director. A resolution of the Management Board to appoint, suspend or dismiss an executive officer requires the prior approval of the Supervisory Board.

The Executive Committee is charged with the matters concerning the day-to-day management of the company determined by the Management Board. Two executive officers acting jointly have the power to represent the company. The Management Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged, such resolution requires the prior approval of the Supervisory Board. After July 1, 2021, the Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged,

Director and Officer Qualifications

We have not established any specific, minimum qualifications that must be met by each of our officers. However, we generally evaluate the following qualities: educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders. The Nominating Committee of the Supervisory Board has prepared policies regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by the Supervisory Board.

Board Composition

The Management Board consists of one managing director and the Supervisory Board consists of seven supervisory directors:

•	the managing director is Harpreet Singh;

•

the Class I supervisory directors are Michael G. Atieh, a designee of the ARYA Sponsor and the pre-Business Combination independent directors of ARYA (collectively, the “ARYA Initial shareholders”) and Paul R. Carter, a designee of dievini, and their terms will expire at the annual meeting of shareholders in 2021;

•	the Class II supervisory directors are Peter Chambré and Heather L. Mason, and their terms will expire at the annual meeting of shareholders in 2022;

•

Class III supervisory directors are Adam Stone, a designee of the ARYA Initial shareholders, and Christof Hettich, a designee of dievini, and their terms will expire at the annual meeting of shareholders in 2023; and

•	interim supervisory director is Eliot Forster and his interim term will expire at the annual meeting of shareholders in 2021.

On July 1, 2021, and pursuant to our articles of association, our two-tier board structure will automatically convert into a one-tier board structure which will consist of an eight-member staggered board divided into three classes. The supervisory directors will retain their designated class upon the transition to the one-tier board.

As a result of the staggered board, only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective terms.

Committees of the Supervisory Board

The Supervisory Board has established three standing committees: Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee.

Audit Committee

Audit Committee members include Michael G. Atieh (chair), Paul R. Carter and Heather L. Mason. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Supervisory Board has adopted Audit Committee rules, which detail the principal functions of the Audit Committee, including:

•	monitoring the independence of our independent registered public accounting firm;

•	assuring the rotation of the audit partners (including the lead and concurring partners) as required by law;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm;

•	making recommendations regarding the appointment or replacement of our independent registered public accounting firm;

•

determining the compensation and oversight of the work of our independent registered public accounting firm (including resolution of disagreements between the Executive Committee and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

reviewing and discussing with the independent auditors and the Executive Officers our annual financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing all related person transactions for potential conflict of interest situations and voting with respect to all such transactions;

•	supervising the integrity of our financial reporting and the effectiveness of our internal risk management and control systems; and

•	establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters.

Compensation Committee

Compensation Committee members include Paul R. Carter (chair), Adam Stone and Heather L. Mason. The Supervisory Board has adopted Compensation Committee rules, which detail the principal functions of the Compensation Committee, including:

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such goals and objectives and determining and approving the compensation of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all other executive officers;

•	reviewing and making recommendations to the Supervisory Board regarding policies and procedures for the grant of equity-based awards;

•	administering our incentive-based and equity-based compensation plans;

•	retaining or obtaining the advice of outside compensation consultants, legal counsel or other advisers;

•	reviewing and discussing with management which executive compensation information should be included in our annual proxy statement; and

•	reviewing and, where appropriate, making recommendations with regard to the compensation of directors.

The Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Nominating and Corporate Governance Committee members include Peter Chambré (chair), Christof Hettich and Adam Stone. The Supervisory Board has adopted Nominating and Corporate Governance Committee rules, which detail the principal functions of the Nominating and Corporate Governance Committee, including:

•	recommending criteria for Management Board, Supervisory Board and committee membership;

•	assessing the performance of individual managing directors, supervisory directors and Supervisory Board committee members and reporting findings to the Supervisory Board;

•	developing a plan for the succession of managing directors and supervisory directors;

•	supervising selection criteria and appointment procedures for executive officers other than the Chief Executive Officer;

•	developing and recommending to the Supervisory Board a set of corporate governance guidelines and periodically reviewing and reassessing the adequacy of such guidelines; and

•	reviewing and discussing with management disclosure of the company’s corporate governance practices.

D. Employees

As of December 31, 2020, Immatics OpCo has a headcount of 198 employees and 142 full-time employees of whom 63 hold a doctorate degree. Of these full-time employees, 97 are employed in positions relating to research and development positions (including Immunology, Target Research, Companion Diagnostics, CMC Biologics, CMC Peptides, Translational Development, Bioinformatics), 5 are employed in Clinical, 3 are employed in Business Development, 4 are employed in Intellectual Property and 27 are employed in administrative functions (including Administration & PA, Finance, IT, Quality Management, Human Resources, Communications, Facility Management) and 6 in senior management positions.

As of December 31, 2020, Immatics US employed 85 full-time employees of which 21 hold doctorate degrees, 1 has the credentials of JD, and 3 have the credentials of M.D. Of these employees, 58 are employed in positions relating to research and development (including CMC, Target-based Biomarkers, Immunology, Quality Assurance and Control, Quality Systems and Bioinformatics), 14 are employed in positions relating to Clinical Operations/Development, Regulatory, Strategic Operations and Program Management, 11 are employed in administrative functions (including Finance, IT, Legal, Corporate Strategy & Investor Relations, Operations and Human Resources), and 2 were employed in senior management positions.

We have never had a work stoppage, are not covered under any collective bargaining agreements nor are any of our employees represented by a labor union or works council. We believe we have good employee relations.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 1, 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 1, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding ordinary shares beneficially owned is computed based on 62,908,617 ordinary shares outstanding as of February 1, 2021. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, the business address for each beneficial owner is Immatics N.V., Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Harpreet Singh, Ph.D.	296,627	*
Arnd Christ	—	—
Cedrik Britten, M.D.	15,722	*
Carsten Reinhardt, M.D., Ph.D.	110,907	*
Toni Weinschenk, Ph.D.	72,906	*
Rainer Kramer, Ph.D.	64,150	*
Steffen Walter, Ph.D.	39,795	*
Peter Chambré	105,987	*
Michael G. Atieh	—	—
Paul R. Carter	—	—
Eliot Forster, Ph.D.	—	—
Christof Hettich, L.L.D.	—	—
Heather L. Mason	—	—
Adam Stone(1)	—	—
All directors and executive officers and persons nominated to serve in such positions as a group (14 persons)	706,094	1.1%
5% or Greater Shareholders
ARYA Sciences Holdings(2)	3,503,750	5.6%
dievini Hopp BioTech holding GmbH & Co. KG(3)	16,476,073	26.2%

*	Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.
(1)	Does not include any ordinary shares indirectly owned by Adam Stone as a result of his membership interest in ARYA Sciences Holdings.
(2)

This information is based on a Schedule 13G filed with the SEC on February 16, 2021 by ARYA Sciences Holdings, which reported shared voting and dispositive power over 3,503,750 ordinary shares. ARYA Sciences Holdings is governed by a board of directors, consisting of three individuals, each of whom has one vote. A majority of the board of directors is required to make voting and dispositive decisions regarding the ordinary shares. As such, none of the members of the board of directors of the ARYA Sciences Holdings is deemed to be a beneficial owner of the ordinary shares. The principal business address of ARYA Sciences Holdings is 51 Astor Place, 10th Floor, New York, NY 10003.

(3)

This information is based on a Schedule 13G filed with the SEC on February 12, 2021 by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum”), which reported shared voting and dispositive power over 16,476,073 ordinary shares. The ordinary shares are held by dievini. DH-Capital, OH Beteiligungen, Dr. von Bohlen and Dr. Hettich are collectively the holders of 100% of the limited partner interest in dievini. DH-Capital and OH Beteiligungen each hold a 40% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini. The sole general partner of dievini with the authorization to represent is dievini Verwaltungs GmbH; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein. The principal business address of dievini, Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The principal business address of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The principal business address of Oliver Hopp and Daniel Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

Holders

As of February 1, 2021, we had approximately 96 shareholders of record of our ordinary shares. We estimate that as of February 1 2021, approximately 64.7% of our outstanding ordinary shares are held by 61 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our Business Combination. Prior to our Business Combination, our principal shareholders were dievini Hopp BioTech holding GmbH & Co. KG, Wellington Partners and AT Impf GmbH, which held ordinary shares representing 39.79%, 13.19% and 13.13% of our outstanding ordinary shares prior to our Business Combination.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2020 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Business Combination

On July 1, 2020, we closed the Business Combination, pursuant to which the following transactions occurred:

•

shareholders of Immatics OpCo exchanged their equity interests in Immatics OpCo for an aggregate of 33,791,269 ordinary shares (including (A) holders of vested Immatics OpCo stock appreciation rights that received cash proceeds in exchange for the cancellation of such stock appreciation rights and subsequently invested portions of such cash proceeds in our company in exchange for ordinary shares, and (B) holders of unvested Immatics OpCo stock appreciation rights that received options to purchase ordinary shares in exchange for the cancellation of such rights).

•

ARYA Merger Sub 1, a Cayman Islands exempted company, merged with and into ARYA (the “First Merger”), with ARYA as the surviving company (the “First Surviving Company”), and, after giving effect to the First Merger, becoming our wholly owned subsidiary.

•

In connection with the First Merger, each issued and outstanding ordinary share of ARYA was converted into one ordinary share of the First Surviving Company and, immediately thereafter, each of the resulting ordinary shares of the First Surviving Company was automatically exchanged for one ordinary share, for an aggregate of 17,968,750 ordinary shares.

•

Each outstanding warrant to purchase a Class A ordinary share of ARYA was, by its terms, converted into a warrant to purchase one ordinary share, for an aggregate of 7,187,500 public warrants, other than the warrants held by ARYA Sponsor, which were forfeited. The public warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share and become exercisable 30 days after the Closing Date. The public warrants expire five years after the Closing Date or earlier upon redemption or liquidation in accordance with their terms.

•

The First Surviving Company merged with and into Immatics Merger Sub 2, a Cayman Islands exempted company (“IB Merger Sub”), with IB Merger Sub as the surviving company in the merger, and each issued and outstanding First Surviving Company share was automatically converted into one ordinary share of IB Merger Sub.

The Business Combination Agreement, dated as of March 17, 2020, as amended by Amendment No. 1, dated June 7, 2020 (as amended, the “Business Combination Agreement”), by and among Immatics, Immatics OpCo, ARYA, Immatics Merger Sub 1 and Immatics Merger Sub 2 contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

PIPE Financing

On March 17, 2020, concurrently with the execution of the Business Combination Agreement, Immatics OpCo and ARYA entered into Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 10,415,000 ordinary shares at a price of $10.00 per share, for gross proceeds of approximately $104.2 million on the Closing Date, $25.0 million of which was funded by an affiliate of the ARYA Sponsor. The PIPE Financing closed concurrently with the Business Combination.

Board Nomination and Registration Rights

In connection with the Business Combination and the PIPE Financing, we granted certain registration rights to certain securityholders under the Investor Rights Agreement entered into as of the closing of the Business Combination.

Pursuant to the Investor Rights Agreements, until the firth anniversary of the closing of the Business Combination, at each annual or special meeting of shareholders, (i) Perceptive Life Sciences Master Fund, Ltd, Dr. David Hung, Dr. Todd Wider and Kevin Conroy (collectively, the “ARYA Investors”) have the right, but not the obligation, to designate for election as a director two individuals to serve on our Supervisory Board or Board, as applicable (one Class I director and one Class III director), and (ii) dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) has the right, but not the obligation, to designate for election as a director two individuals to serve on our Supervisory Board or Board, as applicable (one Class I director and one Class III director), provided that ARYA Investors’ nomination rights will terminate if at any time ARYA Investors collectively own less than 5% of our then-outstanding ordinary shares and that dievini’s nomination rights will terminate if at any time dievini own less than 5% of our then-outstanding ordinary shares. Once nominated by these shareholders, our Supervisory Board or Board, as applicable, is obligated to recommend such individuals for election and to include such recommendation in any proxy statement or similar document provided to our shareholders.

Pursuant to the Investor Rights Agreement, we agreed to file, subject to customary exceptions, a Registration Statement covering all ordinary shares issued in connection with the First Merger, the Exchange and the PIPE Financing. The Investor Rights Agreement also provides the parties with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions.

Indemnification Agreements

Our articles of association provide for certain indemnification rights for our directors and executive officers, and we entered into an indemnification agreement with each of our executive officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by Dutch law.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. For example, in September 2020, we filed an opposition against Immunocore Limited which challenges its IMMTAX U.S. trademark registration. In November 2020, Immunocore Limited filed counterclaims against three of our U.S. registered trademarks for IMMATICS. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Dividends and Dividend Policy

We have never declared or paid any cash dividends and have no plan to declare or pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain any earnings for future operations and expansion.

We will be able to make distributions to our shareholders only to the extent that our equity exceeds the aggregate amount of issued share capital and reserves that must be maintained pursuant to Dutch law or under our articles of association. We may not make any distribution of profits on shares held as treasury shares and such treasury shares will not be taken into account when determining the profit entitlement of our shareholders. Our articles of association prescribe that profits in any financial year will be distributed first to holders of our financing preferred shares, if any are outstanding. Any remaining profits may be reserved by our Management Board, subject to the approval of our Supervisory Board or, after July 1, 2021, our Board. Any profits remaining thereafter and reserves may be distributed as dividends to the holders of our ordinary shares, subject to the appropriate record date. The general meeting is authorized to declare distributions upon the proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board or, after July 1, 2021, our Board. Our Management Board or, after July 1, 2021, our Board determines whether and how much of the profits shown in the adopted annual accounts will be reserved and the manner and date of any dividend. In addition, our Management Board is permitted, subject to Supervisory Board approval and certain requirements, to declare interim dividends without the approval of our shareholders. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors.

Since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on Nasdaq under the symbols “IMTX” and “IMTXW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated on March 10, 2020 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, and upon the consummation of the Business Combination, we converted into a Dutch public limited liability company (naamloze vennootschap).

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 77595726. We have our corporate seat is in Amsterdam, the Netherlands and our registered office is at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

On July 1, 2021, and pursuant to our articles of association, our current two-tier board structure will automatically convert into a one-tier board structure, which will consist of a nine-member staggered board divided into three classes. In the one-tier board structure, we will also have an Executive Committee consisting of all our executive directors and other executive officers.

Share Capital

Authorized Share Capital

Our authorized share capital consists of 285,000,000 ordinary shares, nominal value of €0.01 per share, and 15,000,000 financing preferred shares. The financing preferred shares are divided into five series, each consisting of 3,000,000 financing preferred shares. As of December 31, 2020, there were 62,908,617 ordinary shares outstanding and no financing preferred shares outstanding.

The financing preferred shares may, at the request of the holder, be converted into ordinary shares pursuant to a resolution of our Management Board or, after July 1, 2021, our Board. The conditions for conversion and the further terms and conditions related to the financing preferred shares will be determined by our Management Board subject to the prior approval of our Supervisory Board or, after July 1, 2021, our Board, our general meeting and the meeting of holders of the series of financing preferred shares concerned, if such series of financing preferred shares has been issued and are held by persons other than us. The preceding sentence applies by analogy to any adjustment to the conditions.

Issuance of Ordinary Shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of our general meeting. Our articles of association provide that the general meeting may only resolve to issue shares upon the proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board. The general meeting may authorize the Management Board to issue new ordinary shares or grant rights to subscribe for ordinary shares, subject to the approval of our Supervisory Board. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent, that such authorization is effective, our general meeting will not have the power to issue ordinary shares.

Pursuant to a resolution of the general meeting dated June 30, 2020, our Management Board is irrevocably authorized to for a period of five years from July 1, 2020, to issue ordinary shares or financing preferred shares up to the amount of the authorized share capital (from time to time). On July 1, 2021, the powers of our Management Board will vest in our Board.

Preemptive Rights

Subject to restrictions in our articles of association, holders of ordinary shares have preemptive rights in relation to newly issued ordinary shares under Dutch law.

Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of our general meeting, which resolution requires a two-thirds majority of the votes cast if less than half of the issued share capital is present or represented at the meeting. The general meeting may authorize our Management Board, subject to the prior approval of our Supervisory Board or, after July 1, 2021, our Board to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for our Management Board, subject to the prior approval of our Supervisory Board or, after July 1, 2021, our Board can be granted and extended, in each case for a period not exceeding five years.

Pursuant to a resolution of the general meeting dated June 30, 2020, our Management Board is irrevocably authorized for a period of five years from July 1, 2020 to limit or exclude preemptive rights on ordinary shares up to 100% of the number of ordinary shares in our authorized share capital (from time to time).

Preemptive rights do not exist with respect (a) to the issue of ordinary shares or grant of rights to subscribe for ordinary shares to our employees or a “group” company of ours, and (b) the issue of ordinary shares against a contribution in kind. Preemptive rights do not exist with respect to the issue of financing preferred shares and holders of financing preferred shares have no preemptive right to acquire newly issued ordinary shares. On July 1, 2021, the powers of our Management Board will vest in our Board.

Transfer of Ordinary Shares

Under Dutch law, transfers of ordinary shares (other than in book-entry form) require a written deed of transfer and, unless the company is a party to the deed of transfer, and acknowledgement by or proper service upon the company to be effective.

Under our articles of association, if one or more ordinary shares are admitted to trading on Nasdaq or any other regulated foreign stock exchange located in the United States, we may, by resolution of our Management Board, determine that the laws of the State of New York will apply to the property law aspects of the ordinary shares included in the part of the register of shareholders kept by the relevant transfer agent. Such resolution, as well as the revocation thereof, will be made public as required by law and will be made available for inspection at our office and the Dutch trade register. Our management has adopted such resolution effective as of the Closing Date. On July 1, 2021, the powers of our Management Board will vest in our Board.

Form of Ordinary Shares

Pursuant to our articles of association, the ordinary shares are registered shares.

Purchase and Repurchase of Ordinary Shares

Under Dutch law, we may not subscribe for newly issued ordinary shares. We may acquire ordinary shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

•	such ordinary shares are fully paid up;

•

such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and

•

immediately after the acquisition of such ordinary shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than ordinary shares acquired for no valuable consideration or under universal title of succession (onder algemene titel) (e.g., through a merger or spin-off) under statutory Dutch or other law, we may acquire ordinary shares only if our general meeting has authorized our Management Board to do so, subject to prior approval of our Supervisory Board or, after July 1, 2021, our Board. An authorization by our general meeting for the acquisition of ordinary shares can be granted for a maximum period of 18 months. Such authorization must specify the number of ordinary shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of our general meeting is required if ordinary shares are acquired by us on Nasdaq with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. For each annual general meeting, we expect that our Management Board, or, after July 1, 2021, our Board will place on the agenda a proposal to reauthorize our Management Board, or, after July 1, 2021, our Board to repurchase shares for a period of 18 months from the date of the resolution. We cannot derive any right to any distribution from ordinary shares, or voting rights attached to ordinary shares acquired by it.

Pursuant to a resolution of the general meeting dated June 30, 2020, the our Management Board is irrevocably authorized for a period of 18 months to resolve for us to acquire fully paid-up ordinary shares up to the maximum number of ordinary shares permitted pursuant to the law and our articles of association from time to time, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to one hundred and ten percent (110%) of the market price of ordinary shares, provided that (i) for open market or privately negotiated repurchases, the market price will be the price for ordinary shares Nasdaq at the time of the transaction, (ii) for self-tender offers, the market price will be the volume weighted average price for the ordinary shares on Nasdaq during a period, determined by the Management Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price will be the volume weighted average price of the ordinary shares on the NYSE over the term of the arrangement. The volume weighted average price for any number of trading days will be calculated as the arithmetic average of the daily volume weighted average price on those trading days. On July 1, 2021, the powers of our Management Board will vest in our Board.

Pursuant to a resolution of the general meeting dated June 30, 2020, our Management Board is furthermore irrevocably authorized for a period of 18 months from July 1, 2020 to resolve for us to acquire fully paid up financing preferred shares up to the maximum number of financing preferred shares permitted pursuant to the law and our articles of association from time to time and that financing preferred shares may be acquired through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the amount that would be paid by us upon cancellation of such financing preferred shares in accordance with the relevant provisions of our articles of association. On July 1, 2021, the powers of our Management Board will vest in our Board.

Capital Reduction

At a general meeting, our shareholders may resolve on the proposal of our Management Board, which proposal will require the prior approval of our Supervisory Board to reduce our issued share capital by (i) cancelling ordinary shares or (ii) reducing the nominal value of the ordinary shares by amending our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel ordinary shares may only relate to (i) ordinary shares held by us or in respect of which we hold the depository receipts, or (ii) all financing preferred shares of a class if approved by the holders of all shares of that class. In order to be approved by our general meeting, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting if at least 50% of the issued share capital is represented at such meeting or at least 66 2/3% of the votes cast at a general meeting if less than 50% of the issued share capital is represented at such meeting. On July 1, 2021, the powers of our Management Board will vest in our Board.

A reduction of the nominal value of ordinary shares without repayment and without release from the obligation to pay up the ordinary shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction).

A resolution that would result in a reduction of capital requires approval by a majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

General Meeting of Shareholders and Voting Rights

General Meeting of Shareholders

General meetings are held in Amsterdam, Rotterdam, The Hague, Arnhem, Utrecht, or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All of our shareholders and others entitled to attend our general meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

However, due to the COVID-19 pandemic several restrictions have been implied in the Netherlands. It is possible that we will deviate from our articles of association and/or the Dutch Civil Code, as permitted under the emergency bill Temporary Measures in the Field of the Ministry of Justice and Security in connection with the Outbreak of COVID-19 (Tijdelijke Wet COVID-19 Justitie & Veiligheid) as extended or amended from time to time.

We will hold at least one general meeting each year, to be held within six months after the end of its financial year. A general meeting will also be held within three months after our Board has determined it to be likely that our equity has decreased to an amount equal to or lower than half of its paid-up and called-up capital, in order to discuss the measures to be taken if so required. If our Board fails to hold such general meeting in a timely manner, each shareholder and other person entitled to attend our general meeting may be authorized by the Dutch court to convene our general meeting.

Our Management Board or our Supervisory Board or, after July 1, 2021, our Board may convene additional extraordinary general meetings of shareholders at its discretion, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 10% of our issued share capital, may on their application be authorized by the Dutch court to convene a general meeting. The Dutch court will disallow the application if (i) the applicants have not previously requested in writing that our Management Board or our Supervisory Board or, after July 1, 2021, our Board convenes a shareholders’ meeting or (ii) our Management Board or our Supervisory Board or, after July 1, 2021, Board convenes a shareholders’ meeting or (ii) our Board has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after such request.

The general meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of our general meeting. For the annual general meeting the agenda will include, among other things, the adoption of our annual accounts, the appropriation of its profits or losses and proposals relating to the composition of and filling of any vacancies on our Management Board, our Supervisory Board or, after July 1, 2021, our Board. In addition, the agenda for a general meeting includes such additional items as determined by our Management Board, our Supervisory Board or, after July 1, 2021, our Board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the sixtieth (60th) day before the day the relevant shareholders’ meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda. Under our articles of association, certain items can only be put on the agenda as a voting item by our Management Board or our Supervisory Board, after July 1, 2021 our Board. Shareholders meeting the relevant requirements may still request the inclusion of such items on the agenda as a discussion item.

We will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in its shareholders’ register.

Pursuant to our articles of association and Dutch law, our Management Board, or, after July 1, 2021, our Board may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote at our general meeting. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of our general meeting. Our articles of association provide that a shareholder must notify us in writing of his or her identity and his or her intention to attend (or be represented at) our general meeting, such notice to be received by us on the date set by our Management Board, or, after July 1, 2021, our Board in accordance with our articles of association and as set forth in the convening notice. If this requirement is not complied with or if upon request no proper identification is provided by any person wishing to enter our general meeting, the chairman of our general meeting may, in his or her sole discretion, refuse entry to the shareholder or his or her proxy holder.

Pursuant to our articles of association, our general meeting is chaired by the Chairman of our Supervisory Board, who, nevertheless, may charge another person to preside over the meeting in his place even if he himself is present at the meeting. If the chairman of our Supervisory Board is absent and he has not charged another person to preside over the meeting in his place, our general meeting will be presided over by the vice-chairman of our Supervisory Board. If both the chairman and the vice-chairman are absent, our Supervisory Directors present at the meeting will appoint one of them to be chairman. In the absence of all Supervisory Directors, our general meeting will be presided over by the chief executive officer. If all Supervisory Directors and the chief executive officer are absent, our Managing Directors present at the meeting will appoint one of them as chairman. If all Supervisory Directors and all Managing Directors are absent, our general meeting will appoint its chairman.

After July 1, 2021, our general meeting will be presided over by the chairman of our Board, who, nevertheless, may charge another person to preside over the meeting in his place even if he himself is present at the meeting. If the chairman of our Board is absent and he has not charged another person to preside over the meeting in his place, the directors present at the meeting will appoint one of them to be chairman. In the absence of all directors, our general meeting will appoint its chairman.

Voting Rights and Quorum

In accordance with Dutch law and our articles of association, each ordinary share, irrespective of which class it concerns, confers the right on the holder thereof to cast one vote at our general meeting. The voting rights attached to any ordinary shares held by us or our direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. We may not exercise voting rights for ordinary shares in respect of which we or a direct or indirect subsidiary has a right of usufruct or a pledge.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of our general meeting) of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares will have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

Under our articles of association, blank votes (votes where no choice has been made), abstentions and invalid votes will not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting. The chairman of our general meeting will determine the manner of voting and whether voting may take place by acclamation.

Resolutions of the shareholders are adopted at a general meeting by a majority of votes cast, except where Dutch law or our articles of association provide for a special majority in relation to specified resolutions. Our articles of association do not provide for a quorum requirement, subject to any provision of mandatory Dutch law.

Subject to certain restrictions in our articles of association, the determination during our general meeting made by the chairman of that general meeting with regard to the results of a vote will be decisive. Our Board will keep a record of the resolutions passed at each general meeting.

Amendment of Articles of Association

At a general meeting, at the proposal of our Management Board, which proposals requires the prior approval of our Supervisory Board, our general meeting may resolve to amend the articles of association. A resolution by the shareholders to amend the articles of association requires a majority of the votes cast. On July 1, 2021, the powers of our Management Board will vest in our Board.

Merger, Demerger and Dissolution

At the proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board, our general meeting may resolve with a majority of the votes cast (subject to certain exceptions) or with at least two-thirds of the votes cast if less than half of the issued capital is present or represented at our general meeting, to legally merge or demerge the company within the meaning of Title 7, Book 2 of the Dutch Civil Code. On July 1, 2021, the powers of our Management Board will vest in our Board.

Our shareholders may at a general meeting, based on a proposal by our Management Board which proposal requires the prior approval of our Supervisory Board, by means of a resolution passed by a majority of the votes cast resolve that the company will be dissolved. In the event of dissolution of the company, the liquidation will be effected by our Managing Directors, under the supervision of our Supervisory Board unless our general meeting decides otherwise. After July 1, 2021, the liquidation will be effected by our Executive Directors, under the supervision of our Non-Executive Directors, unless our general meeting decides otherwise.

Squeeze-Out

A shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against the other shareholders jointly for the transfer of their shares to the shareholder who holds such 95% majority. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective of obtaining at least 95% of our issued share capital so the shareholder may initiate squeeze-out proceedings. Those restructuring transactions could, among other things, include a merger or demerger involving the company, a contribution of cash and/or assets against issuance of ordinary shares, the issue of new ordinary shares to the majority shareholder without preemptive rights for minority shareholders or an asset sale transaction.

Depending on the circumstances, an asset sale of a Dutch public limited liability company (naamloze vennootschap) is sometimes used as a way to squeeze out minority shareholders, for example, after a successful tender offer through which a third party acquires a supermajority, but less than all, of the company’s shares. In such a scenario, the business of the target company is sold to a third party or a special purpose vehicle, followed by the liquidation of the target company. The purchase price is distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders had an interest.

Any sale or transfer of all of our assets and our dissolution or liquidation is subject to approval by a majority of the votes cast in its general meeting. Our articles of association provide that our general meeting may only adopt such resolution upon a proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board. On July 1, 2021, the powers of our Management Board will vest in our Board.

Certain Other Major Transactions

Our articles of association and Dutch law provide that resolutions of our Management Board, or, after July 1, 2021, our Board concerning a material change in our identity, character or business are subject to the approval of our general meeting. Such changes include:

•	a transfer of all or materially all of its business to a third party;

•

the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance to the company; and

•

the acquisition or disposition of an interest in the capital of a company by the company or by its subsidiary with a value of at least one-third of the value of our assets, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

Dividends and Other Distributions

We may only make distributions to our shareholders if our equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law or by our articles of association. Under our articles of association, any profits or distributable reserves must first be applied to pay a dividend on the financing preferred shares, if outstanding.

Any remaining profits may be reserved by the Management Board subject to the approval of the Supervisory Board or, after July 1, 2021, the Board. After reservation by our Management Board of any distributable profits, our general meeting will be authorized to declare distributions on the proposal of our Management Board which proposal will require the prior approval of our Supervisory Board. Our Management Board is permitted, subject to approval of our Supervisory Board and certain requirements, to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay its due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to its creditors. On July 1, 2021, the powers of our Management Board will vest in our Board.

Upon proposal of the Management Board, the general meeting may determine that distributions will be made in whole or in part in a currency other than the Euro. We shall announce any proposal for a distribution and the date when and the place where the distribution will be payable to all shareholders by electronic means of communication with due observance of the applicable law and stock exchange rules. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to the company (verjaring).

We do not anticipate paying any dividends on ordinary shares for the foreseeable future.

Warrants

As of December 31, 2020, there were 7,187,500 warrants outstanding. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Notices

We will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in its shareholders’ register.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

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

Under German foreign trade regulation, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank on any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank on any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank on any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank on any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (as defined below) described below of owning and disposing of our ordinary shares or warrants. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or warrants. This discussion does not address consequences from a fundamental change (as described in the warrant terms) to a U.S. Holder of warrants. This discussion applies only to a U.S. Holder that is an initial purchaser of ordinary shares or warrants and that holds our ordinary shares or warrants as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	mutual funds and pension plans;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or warrants as part of a hedging transaction, “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities (including private foundations) or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	trusts and estates;

•	persons who acquired our ordinary shares or warrants pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding our ordinary shares or warrants in connection with a trade or business, permanent establishment, or fixed base outside the United States; or

•	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding ordinary shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or warrants, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or warrants and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or warrants.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

(i) An individual who is a citizen or individual resident of the United States;

(ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN ORDINARY SHARES OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares and will be treated as described below under “Sale or Other Taxable Disposition of Ordinary Shares.” Subject to applicable limitations, amounts treated as dividend income to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” if we are a “qualified foreign corporation” and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC (as defined below) with respect to the U.S. Holder or if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “—Material German Tax Considerations—Taxation of Dividends,” is expected to be in respect of German, and not Dutch, income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares) will be the fair market value of such property on the date of distribution.

For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

Subject to applicable limitations, German income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the income tax treaty between Germany and the United States will be eligible for credit against the U.S. Holder’s federal income tax liability. German taxes withheld in excess of the rate applicable under such treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year at the time of sale or other taxable disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Subject to the PFIC rules described below, long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Sale or Other Taxable Disposition, Exercise or Expiration of Warrants

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of warrants (other than by way of exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the warrants for more than one year at the time of the sale or disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the warrants disposed of and the amount realized on the disposition.

In general, a U.S. Holder will not be required to recognize income, gain or loss upon the exercise of warrants by payment of the exercise price in cash. A U.S. Holder’s tax basis in the ordinary share received upon exercise of a warrant will be equal to the sum of (1) the U.S. Holder’s tax basis in the warrant and (2) the exercise price of the warrant. It is unclear under current law whether a U.S. Holder’s holding period in the ordinary share received upon exercise will commence on the day the warrant is exercised or the day after the warrant is exercised, but in any case, it will not include the period during which the U.S. Holder held the warrant.

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of a warrant on a cashless basis, we believe that it is reasonable to take the position that such exercise will not be taxable (except with respect to cash received in lieu of a fractional ordinary share), either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, subject to the discussion below under “Passive Foreign Investment Company Rules,” the holding period of the ordinary shares would commence either on the day the warrant is exercised or the day after the warrant is exercised. In the latter case, the holding period of the ordinary shares would include the holding period of the exercised warrants. In either case, the U.S. Holder’s tax basis in the ordinary shares (including any fractional ordinary share) received generally would equal the U.S. Holder’s tax basis in the warrants. However, such position regarding the treatment of a cashless exercise is not binding on the Internal Revenue Service, or the IRS, and the IRS may treat a cashless exercise of a warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisers as to the consequences of an exercise of a warrant on a cashless basis. The receipt of cash in lieu of a fractional ordinary share should result in a capital gain or loss equal to the difference between the cash received and the U.S. Holder’s tax basis in the ordinary shares allocable to the fractional share.

If a warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the warrant. This loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the warrant is more than one year. The deductibility of capital losses is subject to limitations.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the exercise price of the warrant in certain events (including the payment of certain dividends and distributions to holders of ordinary shares). An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our ordinary shares, or as a result of the issuance of a stock dividend to holders of shares of our ordinary shares, in each case which is taxable to the U.S. Holders of such shares as a distribution. Such constructive distribution would be subject to tax in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest resulting from the adjustment. Generally, a U.S. Holder’s adjusted tax basis in its warrant would be increased to the extent any such constructive distribution is treated as a dividend.

Passive Foreign Investment Company Rules

We do not believe that we should be treated as a PFIC for the year ended December 31, 2020 and 2019. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

If we are classified as a passive foreign investment company under Section 1297 of the Code (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as income from dividends, interest, rent, royalties and certain gains) (the “Income Test”); or

•

at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (the “Asset Test”).

It is uncertain whether we or any of our subsidiaries, including Immatics OpCo, will be treated as a PFIC for U.S. federal income tax purposes for 2020 or for the current or any subsequent taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the Income Test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by our market capitalization value (which depends on the market price of our ordinary shares and may be volatile) and by the spending of the cash we raise in any offering, including this offering. Because PFIC status is based on our income, assets, and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the relevant taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares (or, under proposed Treasury regulations that apply retroactively, warrants), we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares (or, under proposed Treasury regulations, warrants), regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a QEF Election (as defined below) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares (or, under proposed Treasury regulations, warrants) the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares (or, under proposed Treasury regulations, warrants) with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares (or, under proposed Treasury regulations, warrants). U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of ordinary shares, unless (i) such U.S. Holder makes a QEF Election (as defined below) (which is generally not available with respect to warrants) or (ii) our ordinary shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below (which is also generally not available to warrants). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares (or, under proposed Treasury regulations, warrants) will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for ordinary shares (or, under proposed Treasury regulations, warrants);

•	the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital, even if a U.S. Holder holds the ordinary shares or warrants as capital assets. Under proposed Treasury regulations, if we were a PFIC during any taxable year during which a U.S. Holder held our warrants, the holding period for the ordinary shares received upon exercise of such warrants would include the holding period of the warrants.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ordinary shares. A U.S. Holder may avoid the general tax treatment for PFICs described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code (a “QEF,” and such election, a “QEF Election”) for each of the taxable years during the U.S. Holder’s holding period that we are a PFIC. If a QEF Election is not in effect for the first taxable year in the U.S. Holder’s holding period in which we are a PFIC, a QEF Election generally can only be made if the U.S. Holder elects to make an applicable deemed sale or deemed dividend election on the first day of its taxable year in which the PFIC becomes a QEF pursuant to the QEF Election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We intend to provide the information necessary for U.S. Holders to make or maintain a QEF Election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF Election. However, there is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. A QEF Election cannot be made with respect to the warrants.

If a U.S. Holder makes a QEF Election with respect to a PFIC, it will be taxed currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions were received. Any distributions we make out of our earnings and profits that were previously included in such a U.S. Holder’s income under the QEF Election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its ordinary shares would be increased by an amount equal to any income included under the QEF Election and decreased by any amount distributed on the ordinary shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of its ordinary shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the ordinary shares, each as determined in U.S. dollars. Once made, a QEF Election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF Election can be revoked only with the consent of the IRS. A U.S. Holder will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF Election was made for any taxable year of the non-U.S. corporation that such corporation does not satisfy the Income Test or Asset Test. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, any deemed gain, deemed dividend or QEF Election.

Alternatively, U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares by making a mark-to-market election with respect to the ordinary shares, provided that the ordinary shares constitute “marketable stock.” “Marketable stock” is, generally, stock that is “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ordinary shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ordinary shares remain listed on Nasdaq and are regularly traded (as to which there can be no assurance), and you are a U.S. Holder of ordinary shares, we expect the mark-to-market election would be available to you if we are a classified as a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares over the fair market value of the ordinary shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS, unless the ordinary shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. In addition, under current law, a mark-to-market election is not available with respect to the warrants. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Unless otherwise provided by the IRS, each U.S. Holder who owns shares and/or warrants in a PFIC is required to file an annual report containing such information as the IRS may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not a separate tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the ordinary shares or warrants, subject to certain exceptions (including an exception for assets held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or warrants.

Material Dutch Tax Considerations

Taxation in the Netherlands

This section outlines the principal Dutch tax consequences of the acquisition, holding, settlement, redemption and disposal of ordinary shares. It does not purport to present a comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of ordinary shares in the capital of Immatics, which we refer to as a shareholder. For Dutch tax purposes, a shareholder may include an individual who, or an entity that, does not hold the legal title to the ordinary shares, but to whom, or to which, nevertheless the ordinary shares or the income thereof, are attributed based either on such individual or entity owning a beneficial interest in the ordinary shares or based on specific statutory provisions. These include statutory provisions pursuant to which ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the ordinary shares.

This section is intended as general information only. A prospective shareholder should consult his own tax adviser regarding the tax consequences of any acquisition, holding, redemption and disposal of ordinary shares. Except as otherwise provided, this section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this proxy statement/prospectus, including, for the avoidance of doubt, the tax rates applicable on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. On this basis, the statements included in this section are the opinion of CMS Derks Star Busmann N.V., Dutch counsel to Immatics.

Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law must be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulations for the Netherlands and Sint Maarten (Belastingregeling Nederland Sint Maarten), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

This section does not describe any Dutch tax considerations or consequences that may be relevant to a shareholder:

(i) who is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii) who has, or that has, a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in Immatics within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a shareholder has a substantial interest in Immatics if such shareholder, alone or — in case of an individual — together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of either of them, directly or indirectly:

1. owns, or holds, or is deemed to own or hold, certain rights to shares representing 5% or more of the total issued capital of Immatics, or of the issued and outstanding capital of any class of shares of Immatics;

2. holds, or is deemed to hold, rights to, directly or indirectly, acquire shares, whether or not already issued, representing 5% or more of the total issued capital of Immatics, or of the issued capital of any class of shares of Immatics; or

3. owns, or holds, or is deemed to own or hold, certain rights on profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of Immatics or to 5% or more of the liquidation proceeds of Immatics.

A shareholder who is an individual will also have a substantial interest if a partner for Dutch tax purposes or any relative by blood or by marriage in the ascending or descending line (including foster-children) of either of them has a substantial interest in Immatics:

(iii) that is an entity which is, pursuant to the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as a qualifying pension fund);

(iv) that is an investment institution (beleggingsinstelling) as described in clause 6a or 28 CITA; or

(v) that is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the ordinary shares, or a combination thereof (as defined in clause 13 CITA). Generally, a holding of ordinary shares is considered to qualify as a participation for the participation exemption if it represents a holding of, or right to acquire, an interest of 5% or more of the nominal paid-up share capital in Immatics.

Withholding Tax on Dividend Payments

A shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Immatics. Generally, Immatics is responsible for the withholding of such dividend withholding tax at source. However, a shareholder will not be subject to Dutch dividend withholding tax on dividends distributed by Immatics if, and for as long as, Immatics is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”), unless:

(i) the shareholder is a Dutch Individual (as defined below) or a Dutch Corporate Entity (as defined below); or

(ii) the shareholder is a Non-Dutch Individual (as defined below) or a Non-Dutch Corporate Entity (as defined below) and derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the ordinary shares are attributable.

The current German-Dutch tax treaty stipulates that if a company is treated as tax resident of both the Netherlands and Germany it shall be treated as resident of the country in which it has its place of effective management for purposes of the treaty. It is currently envisaged that Immatics shall have its place of effective management in Germany.

It is currently uncertain what evidence, information and documentation will be required by the Dutch tax authorities for purposes of accepting application of the German-Dutch tax treaty as described above, either at source or through a refund request by a shareholder.

Dividends distributed by Immatics include, but are not limited to:

(i) distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii) proceeds from the liquidation of Immatics or proceeds from the repurchase of ordinary shares by Immatics, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii) the nominal value of ordinary shares issued to a shareholder or an increase in the nominal value of ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv) partial repayment of paid-in capital, that is not recognized for Dutch dividend withholding tax purposes, or if recognized for Dutch dividend withholding tax purposes, to the extent that Immatics has “net profits”(zuivere winst), unless:

a. the general meeting has resolved in advance to make such repayment; and

b. the nominal value of the ordinary shares concerned has been reduced with an equal amount by way of an amendment to the articles of association of Immatics. The term “net profits” includes anticipated profits that have yet to be realized.

If a shareholder is resident or deemed to be resident in the Netherlands, such shareholder is generally entitled to an exemption or a credit for any Dutch dividend withholding tax against his Dutch (corporate) income tax liability and to a refund of any residual Dutch dividend withholding tax. Depending on his specific circumstances, a shareholder resident in a country other than the Netherlands, may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax pursuant to Dutch law, EU law or treaties for avoidance of double taxation.

A shareholder that is resident (i) in an EU member state, or (ii) in a state that is a party to the Agreement on the European Economic Area (“EEA”; Iceland, Liechtenstein or Norway), or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters, is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of ordinary shares if the final tax burden in respect of the dividends distributed by Immatics of a comparable Dutch resident shareholder is lower than the withholding tax incurred by the non-Dutch resident shareholder. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident shareholder is entirely compensated in his state of residence under the provisions of a treaty for the avoidance of double taxation concluded between this state of residence and the Netherlands.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividends paid by Immatics is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends. The DWTA provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a shareholder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

i. a person other than the shareholder wholly or partly, directly or indirectly, benefits from the dividends;

ii. whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

iii. that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the shareholder.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following shareholders:

(i) individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes (“Dutch Individuals”); and

(ii) entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands for corporate income tax purposes (“Dutch Corporate Entities”)

Dutch Individuals Engaged or Deemed to Be Engaged in an Enterprise or in Miscellaneous Activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or who derive income from miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.5% on any benefits derived or deemed to be derived from the ordinary shares, that are either attributable to:

(i) an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement (medegerechtigde) to the net worth of such enterprise other than as an entrepreneur or a shareholder; or

(ii) the benefits of which are attributable to miscellaneous activities, including, without limitation, activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Individuals Not Engaged or Deemed to Be Engaged in an Enterprise or in Miscellaneous Activities

Generally, the ordinary shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or miscellaneous activities, or who is so engaged or deemed to be engaged but the ordinary shares are not attributable to that enterprise or miscellaneous activities, will be subject to annual income tax imposed on a fictitious yield on the ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the ordinary shares, is set at a percentage of the positive balance of the fair market value of these assets, including the ordinary shares and the fair market value of these liabilities. The percentage, which is annually indexed, increases:

(i) from 1.898% over the first €50,000;

(ii) to 4.501% over €50,000 up to and including €950,000; and

(iii) to a maximum of 5.69% over €950,000 or higher.

No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen), which is €50,000 in 2021. The fair market value of assets, including the ordinary shares and liabilities that are taxed under this regime is measured once in each calendar year on January 1. The tax rate under the regime for savings and investments is a flat rate of 31%.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% on any benefits derived or deemed to be derived from the ordinary shares. A reduced rate of 15% applies to the first € 245,000 of taxable profits.

Non-residents of the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following shareholders:

•	individuals not resident and not deemed to be resident in the Netherlands for Dutch income tax purposes (“Non-Dutch Individuals”); or

•	entities not resident and not deemed to be resident in the Netherlands for Dutch corporate income tax purposes (“Non-Dutch Corporate Entities”).

A Non-Dutch Individual or a Non-Dutch Corporate Entity will not be subject to any Dutch taxes on income or capital gains in respect of the acquisition, holding, redemption and disposal of ordinary shares, other than withholding tax as described above, except if:

(i) the Non-Dutch Individual or the Non-Dutch Corporate Entity derives profits from an enterprise, whether as entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the ordinary shares are attributable;

(ii) the Non-Dutch Individual derives benefits from miscellaneous activities carried out in the Netherlands in respect of the ordinary shares, including (without limitation) activities which are beyond the scope of active portfolio investment activities;

(iii) the Non-Dutch Corporate Entity is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the ordinary shares are attributable; or

(iv) the Non-Dutch Individual is entitled to a share in the profits of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the ordinary shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for Non-Dutch Individuals and Non-Dutch Corporate Entities pursuant to treaties for the avoidance of double taxation.

Dutch Gift Tax or Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the ordinary shares by, or inheritance of the ordinary shares on the death of, a shareholder, except if:

•	at the time of the gift or death of the shareholder, the shareholder is resident, or is deemed to be resident, in the Netherlands;

•

the shareholder passes away within 180 days after the date of the gift of the ordinary shares and is not, or not deemed to be, at the time of the gift, but is, or deemed to be resident in the Netherlands at the time of his death; or

•	the gift of the ordinary shares is made under a condition precedent and the shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift tax or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if such individual has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his death. For purposes of Dutch gift tax, any individual, irrespective of his nationality, be deemed to be resident in the Netherlands if such individual has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value Added Tax (VAT)

No Dutch VAT will be payable by a shareholder in respect of any purchase, ownership and disposal of the ordinary shares.

Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of the shareholder by reason only of the purchase, ownership and disposal of the ordinary shares

Residency

A shareholder will not become resident, or deemed resident, in the Netherlands for tax purposes by reason only of holding the ordinary shares.

Material German Tax Considerations

The following section is a description of the material German tax considerations that become relevant when acquiring, owning and transferring Immatics’ ordinary shares. It is based on the German tax law applicable as of the date of this Annual Report without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

This section is intended as general information only and does not purport to be a comprehensive or complete description of all potential German tax effects of the acquisition, ownership or transfer of ordinary shares and does not set forth all German tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. It does not constitute particular German tax advice and potential purchasers of Immatics’ ordinary shares are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and transfer of ordinary shares in light of their particular circumstances with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other non-German jurisdiction. For German tax purposes, a shareholder may include an individual who or an entity that does not have the legal title to the ordinary shares, but to whom nevertheless the ordinary shares are attributed, based either on such individual or entity owning a beneficial interest in the ordinary shares or based on specific statutory provisions.

All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any foreign account tax compliance act (FATCA) aspects.

Immatics’ Tax Residency Status

Immatics has its statutory seat in the Netherlands and its sole place of management in Germany and is therefore tax resident in Germany (for purposes of the German-Dutch tax treaty). Thus, Immatics qualifies as a corporation subject to German unlimited liability for corporate income tax purposes. However, because Immatics’ tax residency depends on future facts regarding its place of management the German unlimited liability for corporate income tax purposes may change in the future.

Taxation of Dividends

Withholding Tax on Dividend Payments

Dividends distributed from Immatics to its shareholders are generally subject to German withholding tax, conditionally upon certain exemptions (for example, repayments of capital from the tax contribution account (steuerliches Einlagekonto)), as further described. The withholding tax rate is 25% plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon totaling 26.375% of the gross dividend amount. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the ordinary shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the ordinary shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the ordinary shares are not held in collective deposit with a Dividend Paying Agent, Immatics is responsible for withholding and remitting the tax to the competent tax office. Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the European Union, withholding tax is effectively reduced to zero. This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in Immatics is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of Immatics of at least 10% for at an uninterrupted period of least one year.

The withholding tax on dividends distributed to other foreign resident shareholders is reduced in accordance with an applicable double tax treaty (to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such double tax treaty with the country of residence of the shareholder and if the shareholder does not hold his ordinary shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. Further, the foreign resident shareholder must be eligible for treaty purposes and no limitation of benefits provision in a double tax treaty and—both in relation to a reduction pursuant to the EU Parent Subsidiary Directive and an applicable tax treaty—no German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must be applicable.

However, the deduction of withholding taxes will generally apply irrespective of a possible reduction pursuant to the EU Parent Subsidiary Directive or applicable double tax treaty except for the case that the recipient of the dividends has been granted an exemption from the German Federal Central Tax Office (Bundeszentralamt für Steuern) upon formal application by the recipient of the dividends (Freistellung im Steuerabzugsverfahren). In case of deducted withholding taxes, the reduction of the withholding tax pursuant to both the EU Parent Subsidiary Directive and an applicable double tax treaty is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the EU Parent Subsidiary Directive (0%) or on the basis of the tax rate set forth in the applicable double tax treaty (15% unless further qualifications are met) is upon request refunded by the German Federal Central Tax Office (Bundeszentralamt für Steuern).

In the case of dividends received by corporations who are not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double tax treaty or if no double tax treaty has been concluded between the state of residence of the shareholder, however, likewise subject to the conditions of the German anti-directive/treaty shopping provision.

In order to receive a refund pursuant to a double tax treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the website of the Federal Central Tax Office (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax.

The aforementioned reductions of (or exemptions from) withholding tax are further restricted if (i) the applicable double tax treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of Immatics and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the reduction of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in a company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70 % of the change in value risk related to the shares in a company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties.

In the absence of the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. Furthermore, a shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for such a full tax credit has (i) to notify the competent local tax office accordingly, (ii) to declare according to the officially prescribed form and (iii) has to make a payment in the amount of the omitted withholding tax deduction.

However, these special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in a company for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the ordinary shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is then final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (for example, those shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their ordinary shares as business assets, as well as for shareholders tax resident outside of Germany holding their ordinary shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding Immatics’ ordinary shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Immatics’ ordinary shares as private assets, dividends are subject to a flat rate tax which is satisfied by the withholding tax actually withheld

(Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his personal income tax rate. In that case, the final withholding tax will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat rate tax (satisfied by withholding the tax at source, Abgeltungswirkung) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in Immatics and for shareholders who have a shareholding of at least 1% in Immatics and work for a company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the ordinary shares as business assets (see below “Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Ordinary Shares as Business Assets—Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced Immatics taxable income.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Business Assets

If a shareholder holds the Immatics’ ordinary shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the corporation holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid (participation exemption). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year. Participations in the share capital of the company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible. The participation exemption does not apply if and to the extent dividends reduced Immatics taxable income.

For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “Partnerships” below.

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15%, plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the applicably municipality levy rate determined by the municipality the corporate shareholder has its place of management and permanent establishments respectively).

Special regulations apply which abolish the 95% tax exemption, if the company’s ordinary shares are held as trading portfolio assets in the meaning of Section 340e of the German Commercial Code (Handelsgesetzbuch) by (i) a credit institution (Kreditinstitut), (ii) a financial service institution (Finanzdienstleistungsinstitut) or (iii) a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution or a financial service institution, as well as by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.

Sole Proprietors

For sole proprietors (individuals) resident in Germany holding ordinary shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently 4.0 times the trade tax measurement amount (Gewerbesteuer-Messbetrag). As from 2021 onwards the solidarity surcharge likely will be abolished in case a certain income threshold is not exceeded.

Partnerships

In case ordinary shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge are levied only at the level of the partner with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

•	if the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge (see “Corporations” above);

•	if the partner is a sole proprietor, the dividend income will be subject to the partial income rule (see “Sole Proprietors” above); and

•	if the partner is a private individual, the dividend income will be subject to the flat tax rate (see “Private Individuals” above).

In case the partnership is a (operative or deemed) commercial partnership with its place of management in Germany the dividend income is subject to German trade tax at the level of the partnership, unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax.

Taxation of Dividend Income of Shareholders Tax Resident Outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the ordinary shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption.

In contrast, individual or corporate shareholders tax resident outside of Germany holding the company’s ordinary shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the ordinary shares as business assets. The withholding tax withheld (including solidarity surcharge) is credited against the shareholder’s personal income tax or corporate income tax liability in Germany.

Taxation of Capital Gains

Withholding Tax on Capital Gains

Capital gains realized on the disposal of ordinary shares are only subject to withholding tax if (i) a permanent establishment in Germany of a German or foreign credit or financial institution, (ii) a German securities trading company or (iii) a German securities trading bank stores or administrates or carries out the disposal of the ordinary shares and pays or credits the capital gains. In those cases, the institution (and not the company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and has to pay the withholding tax to the competent tax authority.

In case the ordinary shares in the company are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of the aforementioned exemption under (i) above, the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding ordinary shares as private assets, capital gains realized on the disposal of ordinary shares are subject to final withholding tax (Abgeltungsteuer). Accordingly, capital gains will be taxed at a flat tax rate of 25%, plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax, in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the ordinary shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In case the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Capital losses arising from the disposal of the ordinary shares can only be offset against other capital gains resulting from the disposition of the ordinary shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the disposal of ordinary shares in stock corporations in future years.

The final withholding tax (Abgeltungsteuer) will not apply if the seller of the ordinary shares or in case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his/her personal income tax rate, plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Business Assets

If a shareholder holds ordinary shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of ordinary shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e., tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax deductible.

Capital losses incurred upon the disposal of ordinary shares or other impairments of the share value are not tax deductible. A reduction of profit is also defined as any losses incurred in connection with a loan or security in the event the loan or the security is granted by a shareholder or by a related party thereto or by a third person with the right of recourse against the before mentioned persons and the shareholder holds directly or indirectly more than 25% of the company’s registered share capital.

Special regulations apply, if the ordinary shares are held as trading portfolio assets by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund (see “Corporations”).

Sole Proprietors

If the ordinary shares are held by a sole proprietor, capital gains realized on the disposal of the ordinary shares are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his /her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz).

The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is partly or entirely be credited against the shareholder’s personal income tax liability. As from 2021 onwards the solidarity surcharge likely will be abolished in case a certain income threshold is not exceeded.

Partnerships

In case the ordinary shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as solidarity surcharge (and church tax) since partnerships qualify as transparent for German income tax purposes. In this regard, corporate income tax or personal income tax as well as solidarity surcharge (and church tax, if applicable) are levied only at the level of the partner with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

•

If the partner is a corporation, the capital gains will be subject to corporate income tax plus solidarity surcharge (see above “Corporations”). Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95%-exemption rule as described above applies. With regard to corporate partners, special regulations apply if they are held as trading portfolio assets by credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act or life insurance companies, health insurance companies or pension funds, as described above.

•	If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule (see above “Sole proprietors”).

In addition, if the partnership is liable to German trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is a private individual the trade tax paid at the level of the is credited against the partner’s personal income tax liability at up to 4.0 times of the trade tax measurement amount (Gewerbesteuer-Messbetrag) depending on the applicable municipal trade tax levy rate and the personal tax situation.

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the ordinary shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the company’s ordinary shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, except for the cases referred to in (i) above, most double tax treaties concluded by Germany provide for a full exemption from German taxation except that that the company is considered a real estate holding entity for treaty purposes. Further, in case of non-German corporation, the participation exemption applies in full resulting in a tax exemption of 100% (i.e., no deemed non-tax-deductible business expenses).

Inheritance and Gift Tax

The transfer of Immatics’ ordinary shares to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i) the decedent, the donor, the heir, the donee or any other beneficiary has his /her /its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or

(ii) (irrespective of the personal circumstances) the ordinary shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii) (irrespective of the personal circumstances) at least 10% of the ordinary shares are held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 6 Foreign Tax Act.

Special regulations apply to qualified German citizens who maintain neither a residence nor their domicile in Germany but in a low tax jurisdiction and to former German citizens, also resulting in inheritance and gift tax. The few double tax treaties on inheritance and gift tax which Germany has entered into provide that German inheritance and gift tax is levied only in case of (i) and, with certain restrictions, in case of (ii).

Value Added Tax (VAT)

No German value added tax (Umsatzsteuer) will be payable by a shareholder in respect of any purchase, ownership and disposal of the ordinary shares except for a valid option to waive VAT exemption requiring a sale between entrepreneurs for VAT purposes.

Transfer Taxes

No German capital transfer tax (Kapitalverkehrsteuer) or stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, owning or transferring the company’s ordinary shares. Net wealth tax (Vermögensteuer) is currently not levied in Germany.

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce a financial transaction tax (“FTT”) within the framework of enhanced cooperation. On February 14, 2013, the European Commission accepted the proposal for a Council Directive implementing enhanced cooperation in the area of FTT. The plan focuses on levying a financial tax of 0.1% (0.01% for derivates) on the purchase and sale of financial instruments.

A joint statement issued by ten of the eleven participating EU Member States in October 2016 reaffirmed the intention to introduce a FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating EU Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. With the EU Council’s conclusion of COVID-19 financial support and the German Presidency starting in July 2020 the agreement on a FTT becomes more realistic as one of the measures to fund the EU’s response to the COVID-19 pandemic. Additional EU Member States may decide to participate. If an EU-wide FTT (see above) fails, representatives of the IfW (Institute for the World Economy) intend to advocate the introduction of a comprehensive version of the tax in Germany after the COVID-19 pandemic. Prospective holders of the ordinary shares are advised to seek their own professional advice in relation to FTT.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.immatics.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash, cash equivalents and fixed-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from our operations. We do not engage in the trading of financial assets for speculative purposes. The main risks arising from our financial instruments are interest rate risk, liquidity risk and currency exchange risk. The Management Board reviews and agrees to policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest Rate Risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks. We do not believe that an increase or decrease of 100 basis points in interest rates would have a material effect on our business, financial condition or results of operations.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, deposits and accounts receivable. Our cash, cash equivalents and deposits are denominated in euros and U.S. dollars. Cash, cash equivalents and deposits securities are maintained with two high-quality financial institutions in Germany and one in the United States.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporations that are counterparts to our financial instruments and we are not currently anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency Risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. The way we manage our currency risks is governed by our Investment and Exchange Risk Policy, which is overseen by the Board of Directors and executed by the finance department. Our business transactions are generally conducted in euros and U.S. dollars. We aim to match U.S. dollar cash inflows with U.S. dollar cash outflows where possible.

Our cash and cash equivalents were €207.5 million as of December 31, 2020. Approximately 70% of our cash and cash equivalents were held in Germany, of which approximately 46% were denominated in euros and 24% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as financial assets denominated in U.S. dollars in the amount of €24.4 million as of December 31, 2020. We believe we do not have a material exposure to foreign currency risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. Defaults

None.

B. Arrears and Delinquencies

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements.

We have developed a remediation plan designed to address these material weaknesses and other existing deficiencies. We have re-designed the key processes and included significant measures to ensure an effective internal control over financial reporting. We are currently implementing these processes to ensure operating effectiveness. In doing so, we rely on the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures.

B. Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.

D. Changes in Internal Control Over Financial Reporting

This Annual Report does not include disclosure of changes in control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

Audit Committee members include Michael G. Atieh (chair), Paul R. Carter and Heather L. Mason. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2020, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2020	2019
	(euro in thousands)
Audit Fees	1,042	688
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,042	688

For the years ended December 31, 2020 and 2019, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was the Company’s auditor.

Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and review of securities offering documents.

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2020, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the Nasdaq for U.S. companies. Accordingly, we follow Dutch corporate governance rules in lieu of certain of the Nasdaq’s corporate governance requirements. The significant differences between our Dutch corporate governance rules and the Nasdaq’s corporate governance requirements are set forth below:

•

Quorum Requirements. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•

Solicitation of Proxies. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).

•

Compensation Committee. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, inter alia, consists entirely of independent directors.

•

Nominating and Corporate Governance Committee. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations.

•

Director Compensation. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5250(b)(3), which requires an issuer to disclose information regarding third party compensation of its directors or director nominees.

•

Shareholder Approval. We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date
1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.1	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp.	F-4	333-237702	4.1	June 5, 2020

2.2*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

4.2#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.3†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.4†	License Royalty Adjustment Agreement, dated as of January 5, 2016, by and between Immatics US, Inc. and The Board of Regents of The University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.6	April 16, 2020

4.5†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

4.6†	Restricted Stock Acquisition Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.8	April 16, 2020

4.7†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.8†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.9†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.10†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.11†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.13	April 16, 2020

4.12†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.14	April 16, 2020

4.13†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

4.14†*	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston

4.15#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

8.1*	Subsidiaries

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management Board of IMMATICS N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of IMMATICS N.V. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 5.8 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Stuttgart, Germany

March 30, 2021

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Dietmar Eglauer	/s/ ppa. Andreas Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2019.

Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	December 31, 2020	December 31, 2019*
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		207,530	103,353
Other financial assets	24	24,448	16,023
Accounts receivable	7	1,250	957
Other current assets	8	5,763	3,667

Total current assets		238,991	124,000
Non-current assets
Property, plant and equipment	9	7,868	4,720
Intangible assets	10	914	1,008
Right-of-use assets	11	6,149	3,287
Other non-current assets	8	724	1,262

Total non-current assets		15,655	10,277

Total assets		254,646	134,277

Liabilities and shareholders’ deficit
Current liabilities
Provisions		51	50
Accounts payable	12	10,052	7,082
Deferred revenue	13	46,600	59,465
Lease liabilities	11	1,881	1,411
Other current liabilities	15	2,025	1,288

Total current liabilities		60,609	69,296
Non-current liabilities
Deferred revenue	13	85,475	101,909
Lease liabilities	11	4,306	1,823
Other non-current liabilities		—	2,084

Total non-current liabilities		89,781	105,816
Shareholders’ equity (deficit)
Share capital	19	629	1,164
Share premium		573,339	190,945
Accumulated deficit		(462,253)	(233,194)
Other reserves		(7,459)	(770)

Total equity (deficit) attributable to shareholders of the parent		104,256	(41,855)
Non-controlling interest	20	—	1,020

Total shareholders’ equity (deficit)		104,256	(40,835)

Total liabilities and shareholders’ equity (deficit)		254,646	134,277

*	See Note 2 for details regarding the change in presentation of Other financial assets

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Loss of Immatics N.V.

		Year ended December 31,
	Notes	2020	2019	2018
		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	13	31,253	18,449	3,770
Research and development expenses		(67,085)	(40,091)	(33,971)
General and administrative expenses		(34,186)	(11,756)	(7,666)
Other income	14	303	385	3,458

Operating result		(69,715)	(33,013)	(34,409)
Financial income	16	2,949	790	2,215
Financial expenses	16	(10,063)	(264)	(161)
Share listing expense	17	(152,787)	—	—

Financial result		(159,901)	526	2,054

Loss before taxes		(229,616)	(32,487)	(32,355)
Taxes on income		—	—	—

Net loss		(229,616)	(32,487)	(32,355)
Attributable to:
Equity holders of the parent		(229,059)	(31,571)	(31,444)
Non-controlling interest	20	(557)	(916)	(911)

Net loss		(229,616)	(32,487)	(32,355)

Net loss per share - basic and diluted		(4.77)	(0.95)	(0.95)
Weighted average shares outstanding - basic and diluted		48,001,228	33,093,838	33,093,838

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Year ended December 31,
	Notes	2020	2019	2018
		(Euros in thousands)
Net Loss		(229,616)	(32,487)	(32,355)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		—	—	—
Currency translation differences from foreign operations		(6,689)	(29)	313

Total comprehensive loss for the period		(236,305)	(32,516)	(32,042)
Attributable to:
Equity holders of the parent		(235,748)	(31,600)	(31,131)
Non-controlling interest	20	(557)	(916)	(911)

Total comprehensive loss for the period		(236,305)	(32,516)	(32,042)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

	Year ended December 31,
	2020	2019*	2018
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(229,616)	(32,487)	(32,355)
Adjustments for:
Interest income	(850)	(790)	(507)
Depreciation and amortization	4,424	3,858	2,176
Interest expense	289	170	16
Share listing expense	152,787	—	—
Equity settled share-based payment	22,908	152	118
MD Anderson compensation expense	45	700	1,360
(Decrease) Increase in other liabilities resulting from share appreciation rights	(2,036)	1,864	220
Payment related to share-based compensation awards previously classified as equity-settled	(4,322)	—	—
Net foreign exchange differences	(4,477)	3	—
Changes in working capital
Increase in accounts receivable	(294)	(563)	(175)
Increase (decrease) in other assets	(1,600)	(1,497)	5,608
(Increase) decrease in accounts payable and other current liabilities	(23,387)	98,937	43,732
Interest received	808	790	507
Interest paid	(289)	(170)	(16)

Net cash provided by/(used in) operating activities	(85,610)	70,967	20,684

Cash flows from investing activities
Payments for property, plant and equipment	(7,420)	(2,143)	(429)
Cash paid for investments in Other financial assets	(82,930)	(20,473)	(13,101)
Cash received from maturity of investments classified in Other financial assets	74,505	17,551	—
Payments for intangible assets	(104)	(91)	(78)
Proceeds from disposal of property, plant and equipment	—	97	94

Net cash provided by/(used in) investing activities	(15,949)	(5,059)	(13,514)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	217,918	—	23,648
Transaction cost deducted from equity	(7,939)
Payments for leases	(2,096)	(1,862)	—

Net cash provided by/(used in) financing activities	207,883	(1,862)	23,648

Net increase in cash and cash equivalents	106,324	64,046	30,818

Cash and cash equivalents at beginning of period	103,353	39,367	8,415

Effects of exchange rate changes on cash and cash equivalents	(2,147)	(60)	134

Cash and cash equivalents at end of period	207,530	103,353	39,367

*	See Note 2 for details regarding the revision as a result of a correction in classification of Other financial assets

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity attributable to shareholders of the parent	Non- controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2018		1,164	167,027	(170,179)	(1,054)	(3,042)	787	(2,255)
Other comprehensive loss		—	—	—	313	313	—	313
Net loss		—	—	(31,444)	—	(31,444)	(911)	(32,355)
Comprehensive loss for the year		—	—	(31,444)	313	(31,131)	(911)	(32,042)
Equity-settled tandem awards	18	—	118	—	—	118	—	118
Issuance of ordinary shares	19	—	23,648	—	—	23,648	—	23,648
MD Anderson compensation expense	20	—	—	—	—	—	1,360	1,360

Balance as of December 31, 2018		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)

Balance as of January 1, 2019		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss		—	—	—	(29)	(29)	—	(29)
Net loss		—	—	(31,571)	—	(31,571)	(916)	(32,487)
Comprehensive loss for the year		—	—	(31,571)	(29)	(31,600)	(916)	(32,516)
Equity-settled tandem awards	18	—	152	—	—	152	—	152
MD Anderson compensation expense	20	—	—	—	—	—	700	700

Balance as of December 31, 2019		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)

Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(6,689)	(6,689)	—	(6,689)
Net loss		—	—	(229,059)	—	(229,059)	(557)	(229,616)
Comprehensive loss for the year		—	—	(229,059)	(6,689)	(235,748)	(557)	(236,305)
Reorganization	3,19	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	3,20	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	3, 19	104	89,973	—	—	90,077	—	90,077
ARYA Merger, net of transaction costs	3,19, 17	180	272,508	—	—	272,688	—	272,688
SAR conversion	18	7	(7)	—	—	—	—	—

Total issuance of share capital		298	362,975	—	—	363,273	(508)	362,765
Equity-settled share-based compensation	18	—	22,908	—	—	22,908	—	22,908
Payment related to share-based compensation awards previously classified as equity-settled	18	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson compensation expense	20	—	—	—	—	—	45	45

Balance as of December 31, 2020		629	573,339	(462,253)	(7,459)	104,256	—	104,256

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements of Immatics N.V.

1.	Group information

Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer patients. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became subsidiaries of Immatics N.V. as part of the ARYA Merger (defined below) on July 1, 2020.

Immatics N.V is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Therefore, the comparable consolidated financial statements as of December 31, 2019 and for the years ended December 31, 2019 and December 31, 2018 represent consolidated financial statements of Immatics Biotechnologies GmbH.

These annual consolidated financial statements of the Group for the year ended December 31, 2020 were authorized for issue by the Management Board of Immatics N.V. on March 30, 2021.

2.	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”). The consolidated financial statements are presented in Euro. Amounts are stated in thousands of Euros, unless otherwise indicated.

The Group had a non-controlling interest, representing approximately 3.96% of the Group’s Immatics US, Inc. subsidiary as of December 31, 2019 and 2018. On July 1, 2020 and as part of the ARYA Merger, the non-controlling interest of MD Anderson in Immatics US, Inc. was exchanged for ordinary shares in Immatics N.V. See note 3 for further details.

Short-term deposits, which have an original maturity between three and nine months, were previously classified within Other current assets and have been retrospectively presented as a separate line item, Other financial assets, within the Statement of Financial Position. This change resulted in a reclassification of €16.0 million as of December 31, 2019. This change in presentation was made after review of the Group’s financial statements subsequent to the ARYA Merger to ensure better comparability of the financial statements with peer companies and provide more relevant presentation within the Group’s financial statements.

2.1	Going concern

Since inception, the Group’s activities have consisted primarily of raising capital and performing research and development activities to advance its technologies. The Group is still in the development phase and has not yet marketed any products commercially. Immatics’ ongoing success depends on the successful development and regulatory approval of its products and its ability to finance operations. The Group will seek additional funding to reach its development and commercialization objectives.

The Group plans to seek funds through further private or public equity financings, debt financings, collaboration agreements and marketing, distribution or licensing arrangements. The Group may not be able to obtain financing or enter into collaboration or other arrangements on acceptable terms. If the Group is unable to obtain funding, it could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

However, Immatics’ cash and cash equivalents as well as short-term deposits will be sufficient to fund operating expenses and capital expenditure requirements for at least twelve months from the issuance date and expect a cash reach for at least twelve months.

The accompanying consolidated financial statements have been prepared on a going concern basis. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, was the Group unable to continue as a going concern.

2.2	Correction of classification of Statement of Cash Flows

During the third quarter of 2020, the Group identified and corrected the classification of short-term deposits with an original maturity dates between three and nine months within the Statement of Cash Flows which resulted in a misclassification within the Statement of Cash Flows since 2018.

The Company has evaluated the effect of this misclassification, both qualitatively and quantitatively, and concluded that the correction did not have a material impact on, nor require amendment of, any previously filed financial statements. In the Statement of Cash Flows, the changes in short-term deposits were previously classified as (Increase) decrease in other assets within operating activities and has been retrospectively corrected and presented as separate line items within investing activities.

This correction of classification resulted in the following impact to the Statement of Cash Flows:

	Year ended December 31, 2019			Year ended December 31, 2018
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(Increase) decrease in other assets	(4,419)	2,922	(1,497)	(7,493)	13,101	5,608
Net cash provided by operating activities	68,045	2,922	70,967	7,583	13,101	20,684
Cash paid for investments classified in Other financial assets	—	(20,473)	(20,473)	—	(13,101)	(13,101)
Cash received from maturity of investments classified in Other financial assets	—	17,551	17,551	—	—	—
Net cash used in investing activities	(2,137)	(2,922)	(5,059)	(413)	(13,101)	(13,514)

Total effect on Cash Flow	—	—	—	—	—	—

	Three months ended March 31, 2020			Six months ended June 30, 2020
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(Increase) decrease in other assets	(17,209)	16,836	(373)	14,917	(16,023)	(1,106)
Net cash provided by/ (used in) operating activities	(28,286)	16,836	(11,450)	(11,716)	(16,023)	(27,739)
Cash paid for investments classified in Other financial assets	—	(32,859)	(32,859)	—	(32,859)	(32,859)
Cash received from maturity of investments classified in Other financial assets	—	16,023	16,023	—	48,882	48,882
Net cash provided by/ (used in) investing activities	(2,387)	(16,836)	(19,223)	(4,550)	16,023	11,473

Total effect on Cash Flow	—	—	—	—	—	—

There is no impact on the Group’s Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Deficit, Consolidated Statement of Loss, Net loss per share, Consolidated Statement of Comprehensive Loss, and no impact to financing cash flows for the any of the periods presented.

2.3	COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In response, many countries and businesses instituted travel restrictions, quarantines, and office closures that are still in place. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to the Group’s laboratory operations and at some of its suppliers. The ongoing spread of COVID-19 may also negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe.

Due to COVID-19, the Group has also experienced delays in research activities performed under its collaboration agreements. Consequently, the Group recognized less revenue under these agreements in 2020 than previously planned. Management believes the declines in revenue associated with the delay in research activities are largely temporary, as the revenue is primarily associated with non-refundable upfront payments recognized on a cost-to-cost basis. COVID-19 may continue to impact the timing and amount of revenue recognized under these agreements in the future.

3.	ARYA Merger

On March 17, 2020, Immatics entered into a definitive merger agreement with ARYA Sciences Acquisition Corp. (“ARYA”), a special purpose acquisition company sponsored by Perceptive Advisors. The transaction closed on July 1, 2020. The merger (“ARYA Merger”) was effectuated as follows:

•

The shareholders of Immatics Biotechnologies GmbH exchanged their interest for ordinary shares in the share capital of Immatics B.V. (“the Reorganization”). The Reorganization is accounted for as a recapitalization, with Immatics Biotechnologies GmbH being the accounting predecessor. The Reorganization resulted in a €0.8 million decrease in share capital and an offsetting increase in share premium. Subsequent to the Reorganization, Immatics B.V. was converted into Immatics N.V., after the share exchange of Immatics shareholders.

As part of the Reorganization, the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center (“MD Anderson”) exchanged its interest in Immatics US, Inc. for ordinary shares in the share capital of Immatics N.V. (“MD Anderson Share Exchange”). This resulted in a decrease to non-controlling interest of €0.5 million, with corresponding increases to share capital and share premium. (See note 20).

•

ARYA merged into Immatics N.V., with former ARYA shareholders receiving one ordinary share of Immatics N.V. for each issued and outstanding ordinary share of ARYA and one warrant to purchase ordinary shares in Immatics N.V., for each issued and outstanding warrant to acquire ordinary shares in ARYA. The merger of ARYA constituted transaction by Immatics N.V., which is accounted for within the scope of IFRS 2.

As part of the transaction, former shareholders of ARYA received 17,968,750 shares of Immatics N.V. and 7,187,500 warrants (“Immatics Warrants”) to purchase ordinary shares of Immatics N.V. In exchange, Immatics received the net assets held by ARYA, which had a fair value of €124.9 million upon closing of the transaction on July 1, 2020. The net assets included €128.8 million of cash and cash equivalents held in ARYA’s trust account and current liabilities of €3.9 million.

In accordance with IFRS 2, the difference between the fair value of the net assets contributed by ARYA and the fair value of equity instruments provided to former ARYA shareholders is treated as an expense, resulting in a €152.8 million Share listing expense classified within the Financial result (See Note 17) and an increase in equity. The 7,187,500 Immatics Warrants give the holder the right, but not the obligation, to subscribe to Immatics’ shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Those instruments were considered equity instruments according to IFRS 2 when they vested immediately on July 1, 2020. Management accounted for those instruments as equity instruments under IFRS 2 after the vesting date and has not applied the provisions of debt and equity classification under IAS 32.

•

Immatics N.V. raised an additional net €90.1 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics, ARYA and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €0.1 million and €90.0 million to share capital and share premium, respectively.

Both the ARYA Merger and PIPE Financing closed as of July 1, 2020. Upon consummation of the transactions, Immatics N.V. became a publicly traded corporation at the Nasdaq Capital Market under the ticker IMTX. The Immatics Warrants are traded under the ticker IMTXW. Immatics incurred incremental transaction costs directly attributable to the issuance of new shares to ARYA shareholders and the PIPE Financing of €7.9 million, which it netted against the equity proceeds as a reduction in share premium. As part of the year-end closing, we adjusted the transaction cost netted against the equity proceeds by €0.6 million. The adjustment was immaterial for our financial statements. The adjustment was due to a revised allocation of cost, both attributable to the issuance of new shares as well as listing of existing shares.

Immatics also amended existing share-based compensation agreements held by employees of Immatics GmbH prior to the ARYA Merger (See Note 18), in addition to making additional cash and share-based payments to key management personnel (See Note 26).

4.	Application of new and revised international financial reporting standards

4.1	Application of new standards

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

New standards and interpretations applied for the first time:

Standard/interpretation	Effective date
Amendments to IFRS 3, “Business combinations”, - Definition of a business	January 1, 2020
Amendments to IAS 1, “Presentation of financial statements”, and IAS 8, “Accounting policies, changes in accounting estimates and errors”	January 1, 2020
Amendment to IFRS 9, IAS 39 and IFRS 17: - Interest rate benchmark reform	January 1, 2020
Amendment to the Conceptual framework	January 1, 2020

Those amendments on standards and interpretations had no effect on the consolidated financial statements of the Group.

4.2	Assessment of potential impact of future standards, amendments to existing standards and interpretations

The following standards and interpretations have been issued by the IASB, but were not yet mandatory for the year ended December 31, 2020:

Standard/interpretation	Effective date	Material effect expected on Immatics financial statements
IFRS 16 COVID-19-Related Rent Concessions Amendment	January 1, 2021	No
Amendments to IAS 1,” Presentation of financial statements”, on classification of liabilities	January 1, 2022	No
IFRS 17 Insurance contracts	January 1, 2023	No

5.	Summary of accounting policies applied by the Group for the annual reporting period ending December 31, 2020

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

5.1	Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5.2	Cash and cash equivalents

Cash and cash equivalents in the Consolidated Statement of Financial Position is comprised of cash held at banks (including money market funds) and short-term deposits with an original maturity of three months or less.

5.3	Financial assets

Initial recognition and measurement

Financial assets within the scope of IFRS 9 include cash and cash equivalents, loans, short-term deposits and receivables. Immatics determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value plus transaction costs. Purchases and sales of financial assets are recognized on their trade date, on which the Group commits to purchase or sell the asset. The subsequent measurement of financial assets depends on their classification as described below.

Short-term deposits

Immatics has short-term deposits with original maturities between three and nine months, which are classified as Other financial assets. Short-term deposits with an original maturity of three months or less are classified as cash and cash equivalents. Under IFRS 9 short-term deposits are classified within financial assets at fair value.

Receivables

The Group has receivables from collaboration agreements. A receivable must be capitalized at the point in time at which the Group has become a contractual partner and a claim to cash and cash equivalents has arisen. In subsequent reporting periods, a receivable is measured at amortized cost using the effective interest method. Since the receivables are short-term receivables without a fixed interest rate, these receivables are capitalized at the original invoice or contract amount. Receivable balances are classified as current assets, because all of the Group’s receivables have an expected maturity of less than 12 months.

Interest and other finance income

Financial instruments include money market funds and short-term deposits measured at fair value. Interest income is recorded using the effective interest rate (EIR). EIR is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

As of December 31, 2020, Immatics is a counterparty in foreign exchange forward contracts. The contracts do not meet the criteria to apply hedge accounting and are therefore separately accounted for and measured at fair value. Any change in the fair value is accounted for within the Consolidated Statement of Loss.

5.4	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized as expense when incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are generally within the following ranges:

Category	Estimated useful life
Computer equipment	1 – 10 years
Laboratory equipment	1 – 15 years
Office equipment	2 – 20 years

5.5	Intangible assets

Acquired intangible assets are initially recognized at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment, whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life, is reviewed at least at the end of each reporting period. Immatics does not have any internally developed intangible assets or intangible assets with indefinite useful lives.

Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful life
Licenses	5 – 30 years
Software	1 – 5 years

5.6	Research and development

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All Research costs are expensed as incurred.

An intangible asset arising from development expenditure on an individual project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. The Group did not recognize any intangible assets from development expenditures in 2020, 2019 and 2018 due to the existing uncertainties in connection with its development activities. Research and development expenses include the following types of costs:

1.	salaries, benefits and other related costs, including stock-based compensation, for personnel engaged in research and development functions;

2.

expenses incurred in connection with the preclinical development of our programs and clinical trials of our product candidates, including under agreements with third parties, such as consultants, contractors, academic institutions and contract research organizations;

3.	the cost of manufacturing product candidates for use in clinical trials, including under agreements with third parties, such as, consultants and contractors;

4.	laboratory costs;
5.	leased facility costs, equipment depreciation and other expenses, which include direct and allocated expenses; and

6.	intellectual property costs incurred in connection with filing and prosecuting patent applications as well as third-party license fees.

5.7	Financial liabilities: Initial recognition and measurement

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss or at amortized cost, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs. Immatics only recognized accounts payable as other financial liabilities at amortized costs. The Group has not designated any financial liabilities upon initial recognition as fair value through profit or loss.

The Group does not engage in hedging transactions that meet the criteria to apply hedge accounting.

5.8	Leases

Application of IAS 17 (“Leases”) until December 31, 2018

Prior to 2019, the Group applied IAS 17 when accounting for leases. As a lessee under IAS 17, leases for which substantially all the risks and rewards of ownership transferred to the Group were classified as finance leases. Finance leases were capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other current liabilities and other non-current liabilities. Each lease payment was allocated between the liability and finance cost. The finance cost was charged as an expense over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets associated with the finance leases are depreciated over the shorter of the asset’s useful life or the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term. Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged as an expense on a straight-line basis over the period of the lease.

Application of IFRS 16 (“Leases”) effective January 1, 2019

The Group adopted IFRS 16 (“Leases”) effective January 1, 2019. The Group leases various offices, equipment and vehicles. Rental contracts are typically made for fixed periods of two to seven years but may have extension options as described in below. Contracts may contain both lease and non-lease components. The Group has elected not to separate lease and non-lease components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes. Under IFRS 16, leases are recognized as a right-of-use asset with a corresponding liability on the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

1.	fixed payments (including in-substance fixed payments), less any lease incentives received.

2.	amounts expected to be payable by the Group under residual value guarantees.

3.	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

4.	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for the Group’s leases, the lessee’s incremental borrowing rate is used. The incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds, necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

1.	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by Immatics, and

2.	makes adjustments specific to the lease, including lease term, country, currency and security

Right-of-use assets are measured at cost comprising the following:

1.	the amount of the initial measurement of lease liability

2.	any lease payments made at or before the commencement date less any lease incentives received

3.	any initial direct costs, and

4.	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense. Short-term leases are leases with a lease term of 12 months or less. Low-value assets have a value of less than €5 thousand.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The extension and termination options held are exercisable only by the Group and not by the respective lessor. For relevant leases which include an extension option, Immatics performed an assessment as of December 31, 2020 to determine whether option extensions are reasonably certain.

5.9	Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2020, the Group had four strategic collaboration agreements in place with Amgen Inc., Thousand Oaks/CA/USA (“Amgen”), Genmab A/S, Copenhagen/Denmark (“Genmab”), Celgene Switzerland LLC (“BMS”) and GlaxoSmithKline Intellectual Property Development Limited (“GSK”). Each of the Group’s four strategic collaboration agreements are in the pre-clinical stage.

To determine the recognition of revenue from arrangements that fall within the scope of IFRS 15, the Group performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the Group satisfies a performance obligation.

Under the terms of these agreements, Immatics agrees to collaborate in the development, manufacture, and commercialization of cancer immunotherapy treatments for specified targets identified through the use of Immatics XPRESIDENT technology.

As part of the collaboration arrangements, Immatics grants exclusive licensing rights for the development and commercialization of future product candidates, developed for targets defined in the collaboration agreements. Additionally, Immatics agrees to perform certain research activities under the collaboration agreements, including screening of highly specific molecules for reactivity with the specified targets and off-targets using Immatics’ proprietary technology and know-how, participation on steering committees, and preparation of data packages. The research activities are the predominant item in each of the Group’s collaboration agreements.

The Group performs an analysis to identify the performance obligations under the contract, including licenses and rights to future intellectual property developed under the contract and research activities. As these agreements comprise several promises, it must be assessed whether these promises are capable of being distinct and distinct within the context of the contract. Up-front licensing payments and reimbursement for research and development expenses are initially deferred on our Consolidated Statement of Financial Position and subsequently recognized as costs are incurred using a cost-to-cost method. Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone has been included in the transaction price.

As stated above, the licenses contributed under the collaboration agreements currently in place do not represent distinct performance obligations, because the Group’s collaboration partners would likely be unable to derive significant benefits from their access to these targets without Immatics’ research activities. Identification of a viable product candidate that will bind to the targets specified in the agreements requires use of the Group’s XPRESIDENT technology and database of target and off-target data. These agreements include a non-refundable upfront payment, payments for research and development activities in certain circumstances, and payments based upon the achievement of defined milestones.

Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under these agreements represent one or more combined performance obligations, the allocation of the transaction price to identified performance obligations, and the determination of whether milestone payments should be included in the transaction price.

Upfront payment

Each of the Group’s strategic collaboration agreements included a non-refundable upfront payment, meant to subsidize research activities. The Group recorded these payments as deferred revenue, which it allocated to the combined performance obligations for each agreement. Such amounts are recognized as revenue over the performance period of the research activities on a cost-to-cost basis.

The cost-to-cost basis using direct costs and directly attributable personal costs was considered the best measure of progress in which control of the combined performance obligations transfers to the Group’s collaboration partners, due to the nature of the work being performed.

Reimbursement for services

Under the collaboration agreement with Genmab, the Group receives reimbursement for employee research and development costs. These employee costs are presented as research and development expenses, while reimbursements of those costs, which is based on an FTE rate defined in the contract, are presented as revenue and not deducted from expenses.

Development and Commercial Milestones

The collaboration agreements include contingent payments related to development and commercial milestone events. These milestone payments represent variable consideration that are not initially recognized within the transaction price, due to the scientific uncertainties and the required commitment from the collaboration partners to develop and commercialize a product candidate. The Group assesses the probability of significant reversals for any amounts that become likely to be realized prior to recognizing the variable consideration, associated with these payments within the transaction price.

Sales-based milestones and royalty payments

The collaboration agreements also include sales-based royalty payments upon successful commercialization of a licensed product. In accordance with IFRS 15.B63, the Group recognizes revenue from sales-based milestone and royalty payments at the later of (i) the occurrence of the subsequent sale; or (ii) the performance obligation to which some or all of the sales-based milestone, or royalty payments has been allocated has been satisfied. The Group anticipates recognizing these milestones and royalty payments, when subsequent sales are generated from a licensed product by the collaboration partner.

Cost to fulfill contracts

The Group incurs costs for personnel, supplies and other costs related to its laboratory operations as well as fees from third parties and license expenses in connection with its research and development obligations under the collaboration and licensing agreement. These costs are recognized as research and development expenses over the period in which services are performed.

Cost to obtain a contract

For some collaboration agreements, the Group incurs incremental costs of obtaining a contract with a customer. The Group capitalizes those incremental costs if the costs are expected to be recovered. The recognized asset is amortized consistent with the method used to determine the pattern of revenue recognition of the underlying contract.

5.10	Share-based payment

The Group’s Employees as well as others providing similar services to the Group, receive remuneration in the form of share-based payments, which are equity-settled transactions. The Group`s equity-settled option plans include Matching Stock Options, Converted Stock Options, Service Options and PSUs and are described in detail in Note 18.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

5.11	Other income

The Group primarily earns other income from government research grants. Government grants are recognized as income when there is reasonable assurance that the grant will be received and all required conditions have been complied with. Grants from governmental agencies for the support of specific research and development projects are recorded as other income to the extent the related expenses have been incurred. Grant agreements include a budget that specifies the amount and nature of expenses allowed during the entire grant term.

Expenses incurred under the grants are calculated according to agreed-upon terms on a quarterly basis, filed with the governmental agencies, and recorded as income. The governmental agencies make payments to the Group based on these calculations of expenses incurred under the grants. If these estimated calculations change, the Group will then adjust grant income in the subsequent period. The Group believes that its calculations are based on the agreed-upon terms as stated in the grant agreements. The governmental agencies generally have the right to audit the Group’s calculations. If the governmental agencies disagree with the Group’s calculations the amount of grant income recognized could change.

5.12	Foreign currency

Transactions and balances in Germany and in the USA

The consolidated financial statements are presented in Euro, which is the parents’, Immatics N.V. functional and presentation currency. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting. The Consolidated Statement of Loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive loss.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. The Group used the following exchange rates to convert the financial statements of its U.S. subsidiary:

	2020		2019		2018
	Year-end rate	Average rate	Year-end rate	Average rate	Year-end rate	Average rate
Euros per U.S. Dollar	0.8149	0.8762	0.8902	0.8932	0.8738	0.8468

5.13	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability or

•	in the absence of a principal market, in the most advantageous market for the asset or liability that is accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques, for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques, for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole), at the end of each reporting period.

5.14	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability.

5.15	Income Tax

Deferred income tax results from temporary differences between the carrying amount of an asset or a liability and its tax base. Deferred income tax is provided in full using the liability method on temporary differences. In accordance with IAS 12 (“Income Taxes”), the deferred tax assets and liabilities reflect all temporary valuation and accounting differences between financial statements prepared for tax purposes and our consolidated financial statements. Tax losses carried forward are considered in deferred tax assets calculation. The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets, current tax liabilities, deferred tax assets and deferred tax liabilities which relate to income taxes levied by the same tax authority.

6.	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates – Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent, that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to the Group’s history of loss-making over the last several years as well as the plans for the foreseeable future, the Group has not recognized any deferred tax assets on tax losses carried forward. Changes in the estimation of our potential to use tax losses carried forward can have a material effect on the Group`s net income.

Revenue recognition from collaboration agreements

As the collaboration agreements comprise several promises, it must be assessed whether these promises are capable of being distinct within the context of the contract. For the four collaboration agreements the Group assessed that these promises are not capable of being distinct within the context of the contract, which results in accounting for all goods and services promised as a single performance obligation with a single measure of progress. The performance obligation is accounted for as a performance obligation, satisfied over time using a cost-to-cost method as the customer simultaneously receives and consumes the benefits from Immatics’ performance. Up-front licensing payments are initially deferred on our Consolidated Statement of Financial Position and subsequently recognized as revenue over time as costs are incurred. Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized as revenue to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone has been included in the transaction price. Changes in this estimate can have a material effect on revenue recognized.

Immatics provides development and manufacturing services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the Group can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which the Company expects to complete its performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based payments

Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions. This estimate also requires the determination of the most appropriate inputs to the valuation model, including the fair value of the share option.

Management determined the value of share-based awards with the assistance of a third-party valuation specialist using certain assumptions, such as share price volatility, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching certain exercisability criteria. Changes in these estimates can have a material effect on share-based expenses recognized.

For 2018 and 2019, the vested SARs under the 2010 Plan could only be exercised in an event that more than 50% of the shareholdings in the Company will be acquired by a third person (“Change of control”) and the vested SARs of the 2016 Plan might only be exercised upon the occurrence of a change in control or expiration of the applicable lock-up period following completion of an initial public offering (“IPO”).

The fair values of these awards were discounted based on the probability of the awards becoming exercisable. It is necessary to look at different scenarios under which the award would be expected to be realized. Therefore, it was necessary to estimate the probability of each such scenario. The present value of the probability-weighted fair value under all scenarios represents the value of the awards. The difficulty in applying this method is the estimation of the different possible outcomes and the probabilities associated with such outcomes. Management’s assessment is updated at each valuation date.

Classification of Warrants

As described in Note 3 AYA Merger Immatics Warrants give the holder the right, but not the obligation, to subscribe to Immatics’ shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Those instruments were considered equity instruments according to IFRS 2 when they vested immediately on July 1, 2020. Management accounted for those instruments as equity instruments under IFRS 2 after the vesting date and has not applied the provisions of debt and equity classification under IAS 32.

7.	Accounts receivable

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Receivables from collaboration agreements	1,250	957

Accounts receivable	1,250	957

As of December 31, 2020, and 2019, no receivables were considered impaired.

8.	Other current and non-current assets

Other current assets

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Grant receivable	875	998
Prepaid expenses	2,389	1,236
Positive market value forward contract	914	—
Value added tax receivable	798	768
Capitalized transaction costs	—	48
Other assets	787	617

Other current assets	5,763	3,667

The Group recognizes receivables for government grants when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with. As of December 31, 2020, and 2019, no receivables were considered impaired.

Prepaid expenses include prepaid insurance expenses of €1.0 million and €0.1 million as of December 31, 2020 and 2019, respectively. The Group paid €0.5 million and €0.6 million of incremental cost for the successful arrangement of the Celgene Switzerland LLC (“BMS”) and Genmab A/S (“Genmab”) collaboration agreements as of December 31, 2020 and 2019, respectively. Additionally, prepaid expenses include expenses for licenses and software of €0.6 million and €0.2 million as of December 31, 2020 and 2019, respectively. The remaining amount is related to prepaid maintenance expenses.

Other assets include receivables from capital gains tax of €0.4 million and €0.3 million as of December 31, 2020 and 2019, respectively. The remaining amount is related to prepaid deposit expenses.

Other non-current assets

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Prepaid expenses	724	937
Other non-current assets	—	325

Total non-current assets	724	1,262

Prepaid expenses consist of €0.7 million and €0.9 million of incremental cost paid for the successful arrangement of the BMS and Genmab collaboration agreements as of December 31, 2020 and 2019, respectively.

9.	Property, plant and equipment

Changes to property, plant and equipment during 2020 and 2019 consisted of the following:

(Euros in thousands)	Laboratory equipment	Computer equipment	Office equipment	Total
Cost as of January 1, 2019	11,222	2,439	1,455	15,116
Impact of IFRS 16 adoption	(441)	—	—	(441)
Cost as of January 1, 2019, adjusted	10,781	2,439	1,455	14,675
Additions	2,204	515	297	3,016
Disposals	(314)	(2)	—	(316)
Currency translation differences	52	4	1	57

Cost as of December 31, 2019	12,723	2,956	1,753	17,432

Accumulated depreciation as of January 1, 2019	8,279	1,793	1,037	11,109
Additions	1,219	256	322	1,797
Disposals	(218)	(1)	—	(219)
Currency translation differences	23	2	—	25

Accumulated depreciation as of December 31, 2019	9,303	2,050	1,359	12,712

Net book value as of December 31, 2019	3,420	906	394	4,720

Cost as of January 1, 2020	12,723	2,956	1,753	17,432
Additions	3,545	406	1,427	5,379
Disposals	1	—	6	7
Currency translation differences	299	40	28	367

Cost as of December 31, 2020	15,968	3,322	3,146	22,437

Accumulated depreciation as of January 1, 2020	9,303	2,050	1,359	12,712
Additions	1,384	404	315	2,102
Disposals	1	—	6	7
Currency translation differences	210	26	3	239

Accumulated depreciation as of December 31, 2020	10,476	2,428	1,665	14,568

Net book value as of December 31, 2020	5,493	894	1,481	7,868

Depreciation expense is included in the following line items of the Consolidated Statement of Loss:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Research and development expenses	1,503	1,315	1,757
General and administrative expenses	600	482	301

Total	2,103	1,797	2,058

10.	Intangible assets

Changes to intangible assets during 2020 and 2019 consisted of the following:

(Euros in thousands)	Patents and licenses	Software licenses	Total
Cost as of January 1, 2019	1,201	551	1,752
Additions	—	91	91
Currency translation differences	19	1	20

Cost as of December 31, 2019	1,220	643	1,863
Accumulated amortization as of January 1, 2019	314	399	713
Additions	24	87	111
Currency translation differences	31	—	31

Accumulated amortization as of December 31, 2019	369	486	855

Net book value as of December 31, 2019	851	157	1,008

Cost as of January 1, 2020	1,220	643	1,863
Additions	—	104	104
Currency translation differences	(88)	(9)	(97)

Cost as of December 31, 2020	1,132	738	1,870
Accumulated amortization as of January 1, 2020	369	486	855
Additions	56	71	126
Currency translation differences	(22)	(3)	(25)

Accumulated amortization as of December 31, 2020	403	554	956

Net book value as of December 31, 2020	730	184	914

Amortization expense is classified as follows within the Consolidated Statement of Loss:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Research and development expenses	31	28	9
General and administrative expenses	95	83	109

Total	126	111	118

11.	Leases

Right-of use assets consist of the following:

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Buildings	5,760	2,799
IT and telecommunication	258	349
Vehicles	90	90
Other assets	41	49

Total	6,149	3,287

Lease liabilities consist of the following:

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Lease liability – current	1,881	1,411
Lease liability – non-current	4,306	1,823

Total	6,187	3,234

Additions to the right-of-use assets were €5.1 million and €0.3 million as of December 31, 2020 and 2019, respectively.

Currency translation differences included in right-of-use assets were €0.3 million and €0.05 million as of December 31, 2020 and 2019, respectively.

Expenses related to right-of-use assets and lease liabilities consist of the following:

	Year ended December 31,
Depreciation charges of right-of-use assets	2020	2019
	(Euros in thousands)
Buildings	2,036	1,804
IT and telecommunication	101	101
Vehicles	50	37
Other assets	8	8

Total	2,195	1,950

Interest expenses form leases	260	170
Expense relating to short-term leases and low-value assets (included in administrative expenses)	51	27

The total cash payments for leases were €2.4 million and €2.1 million as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Group has committed lease payments of €6.9 million, of which €2.1 million will occur in the next 12 months. The remaining lease payments will occur between January 1, 2022 and December 31, 2026.

12.	Accounts payable

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Accounts payable	2,554	4,866
Other accrued liabilities	7,498	2,216

Total accounts payable	10,052	7,082

Other accrued liabilities classified within accounts payable mainly relate to outstanding invoices totaling €7 million and €2 million as of December 31, 2020 and 2019, respectively.

13.	Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of December 31, 2020, the Group had four strategic collaboration agreements in place. All collaboration agreements are still at pre-clinical stage.

As part of these collaboration arrangement, Immatics grants exclusive licensing rights or options thereto for the development and commercialization of future product candidates, developed for several targets defined in the respective collaboration agreements, in addition to research activities, including screening of highly specific molecules for reactivity with the specified targets and off-targets using Immatics’ proprietary technology and know-how, participation on a joint steering committee, and preparation of data packages. For each collaboration agreement, these promises represent one combined performance obligation, because the research activities are mutually dependent and the respective collaboration partner is unable to derive significant benefits from their access to these targets without Immatics’ research activities, which are highly specialized and cannot be performed by other organizations. Under each agreement, research activities were determined to be the predominant item under the contract.

Amgen Collaboration Agreement

In December 2016, Immatics Biotechnologies GmbH entered into a research collaboration and license agreement with Amgen Inc. (“Amgen”) to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancers. Under the terms of the agreement, Immatics contributed its XPRESIDENT target discovery and T cell receptor (TCR) capabilities to the pre-clinical development of product candidates. Amgen Inc. contributed its validated Bispecific T cell Engager (BiTE®) technology and will be responsible for the clinical development, manufacturing and commercialization worldwide.

In the collaboration agreement with Amgen development milestone payments and commercial milestone payments amount to a maximum up to $525 million for each program and tiered royalties up to a double-digit percentage of net sales.

The Group received a non-refundable upfront payment of $30 million (€28 million) upon signing of the Amgen agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue as on a cost-to-cost basis using forecasted costs. A cost-to-cost basis was determined most representative of the transfer of benefits to Amgen. The Group recognized approximately €4.9 million, €6.2 million and €1.5 million of revenue associated with the upfront payment during the years ended December 31, 2020, 2019 and 2018, respectively. Total deferred revenue under the agreement was €10 million and €15 million as of December 31, 2020 and 2019, respectively.

Genmab Collaboration Agreement

In July 2018, Immatics Biotechnologies GmbH entered into a research collaboration and license agreement with Genmab A/S (“Genmab”) to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancer indications. Under the agreement, Immatics and Genmab conduct joint research to combine Immatics’ XPRESIDENT and Bispecific TCR technology platforms with Genmab’s proprietary antibody technologies to develop multiple bispecific immunotherapies in oncology. The two companies plan to develop immunotherapies directed against three proprietary targets. Genmab will be responsible for development, manufacturing and worldwide commercialization. Immatics will have an option to contribute certain promotion efforts at predetermined levels in selected countries in the EU.

The Genmab collaboration agreement contains a maximum of $550 million of milestone payments for each licensed product resulting from the collaboration. In addition, Immatics is entitled to receive royalty payments. Royalty rates are based on aggregate net sales of a licensed product. The agreement provides for higher royalty rates as annual net sales of a licensed product increases. Under the agreement, the royalty rates begin in the high single-digits, increasing to the low tens as a percentage of aggregate annual net sales of a licensed product.

The Group received a non-refundable upfront payment of $54 million (€46 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue. The Group recognized approximately €11.2 million, €11.2 million and €2.3 million of revenue associated with the upfront payment and with reimbursements for research and development costs performed, during the years ended December 31, 2020, 2019 and 2018, respectively. Revenue for the Genmab collaboration agreement is recognized on a cost-to-cost basis using forecasted costs. A cost-to-cost basis was determined most representative of the transfer of benefits to Genmab. Total deferred revenue under the agreement was €26 million and €35 million as of December 31, 2020 and 2019, respectively.

BMS Collaboration Agreement

In August 2019, Immatics Biotechnologies GmbH and BMS entered into a collaboration and option agreement to develop novel adoptive cell therapies targeting multiple cancers. Under the agreement, Immatics may develop T Cell Receptor Engineered T Cell Therapy (TCR-T) programs against solid tumor targets discovered with Immatics’ XPRESIDENT technology. Programs would utilize proprietary T Cell Receptors (TCRs) identified by Immatics’ XCEPTOR TCR discovery and engineering platform.

If Immatics develops programs against the TCR-T targets, Immatics will be responsible for the development and validation of these programs through lead candidate stage, at which time BMS may exercise opt-in rights and assume sole responsibility for further worldwide development, manufacturing and commercialization of the TCR-T cell therapies.

Immatics would have certain early stage co-development rights or co-funding rights for selected TCR-T cell therapies arising from the collaboration. With respect to this collaboration agreement with BMS, Immatics may be eligible to receive up to $505 million for each licensed product in option exercise payments, development, regulatory and commercial milestone payments as well as tiered royalties on net sales. In addition, Immatics is entitled to royalty payments. Royalty rates are based on aggregate net sales of a licensed product resulting from the collaboration. The agreement provides for higher royalty rates as annual net sales of a licensed product increases. Under each contract, the royalty rates begin in the mid-single-digits, increasing to the low teen-digits as a percentage of aggregate annual net sales of a licensed product.

The Group received a non-refundable upfront payment of $75 million (€68 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue. The Group recognized €11.5 million and €1.1 million of revenue associated with the upfront payment as of December 31, 2020 and 2019, respectively. Revenue for the BMS collaboration agreement is recognized on a cost-to-cost basis using forecasted costs. A cost-to-cost basis was determined most representative of the transfer of benefits to BMS. Total deferred revenue under the agreement was €55 million and €66.5 million as of December 31, 2020 and 2019, respectively.

GSK

In December 2019, Immatics entered into a collaboration agreement with GSK to develop novel adoptive cell therapies targeting multiple cancer indications. Immatics and GSK plan to collaborate on the identification, research and development of next-generation TCR Therapeutics focusing on solid tumors. The collaboration will initially focus on the development of autologous T cell therapies and GSK has an option to develop allogeneic T cell therapies using Immatics ACTallo approach.

Immatics and GSK intend to utilize proprietary TCRs identified by Immatics TCR discovery platform XCEPTOR which are planned to be directed against two proprietary targets. Those proprietary targets were discovered and validated by the respective XPRESIDENT technology. Immatics will be mainly responsible for the development and validation of the TCR-T up to designation of a clinical candidate. GSK will then assume sole responsibility for further development, manufacturing and commercialization of the TCR-T with the option for Immatics to co-develop one or more TCR-Ts upon GSK´s request.

The Group received a non-refundable upfront payment of €45 million for two initial programs upon signing of the GSK agreement and is eligible to receive up to €575 million of milestone payments per program. In addition, Immatics is entitled to royalty payments. Royalty rates are based on aggregate net sales of a licensed product resulting from the collaboration. The agreement provides for higher royalty rates as annual net sales of a licensed product increases.

The Group classified the initial receipt of the upfront payment as deferred revenue. The Group recognized €3.7 million of revenue associated with the upfront payment as of December 31, 2020 and recognized no revenue associated with the upfront payment during 2019. Total deferred revenue under the agreement was €41 million and €45 million as of December 31, 2020 and 2019, respectively.

The Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of December 31, 2020, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Current	46,600	59,465
Non-current	85,475	101,909

Total	132,075	161,374

Cost to obtain a contract

The Group incurs costs from a third party, who assists in identifying collaboration partners. The Group recognizes an asset to the extent these costs are incremental and directly related to a specific contract. The Group then amortizes the asset consistently with the pattern of revenue recognition for the related contracts. Total assets, net of amortization, for these capitalized costs of obtaining a contract were €1.2 million and €1.5 million as of December 31, 2020 and 2019, respectively, which are classified in other current assets and other non-current assets. The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.3 million, €0.2 million and €0.04 million as of December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020, the Group is potentially liable to pay €1.6 million ($2 million) to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

Each of the Group’s strategic collaboration agreements included a non-refundable upfront payment, meant to subsidize research activities, recognized as deferred revenue. For all collaboration agreements these upfront payments exceeded the Group’s right to consideration for services performed under each collaboration agreement. Therefore, only deferred revenue net of contract assets is presented as of December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

14. Other income

Other income includes grant income, in addition immaterial amounts from other sources. The Group receives income through government grants for specific research and development projects. The Group recognizes grant income as it performs research and development activities specified by the grant agreements. Total grant income was €0.2 million, €0.03 million, and €2.9 million during the years ended December 31, 2020, 2019 and 2018, respectively. There are no unfulfilled conditions or contingencies attached to these grants.

The Group had the following deferred income and receivable balances under these agreements:

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Receivables	875	998
Deferred income	—	164

Total	875	1,162

The Group classifies receivables under these agreements within other current assets, while it presents deferred income within other current liabilities.

15.	Other current liabilities

The components of other current liabilities are:

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Payroll tax	1,185	727
Accrual for vacation	525	330
Deferred grant income	—	164
Accrued bonuses	154	52
Other	161	15

Total	2,025	1,288

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represents fair value due to their short-term nature.

16.	Financial income and expenses

Financial income and financial expenses consist of the following:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Interest income from short-term deposits	850	790	507
Foreign currency gains	—	—	1,708
Gain on other financial instruments	2,099	—	—

Financial income	2,949	790	2,215
Interest expenses form leases	(289)	(170)	(16)
Foreign currency losses	(9,774)	(94)	(145)

Financial expenses	(10,063)	(264)	(161)

Foreign currency losses mainly consist of unrealized losses in connection with our USD holdings.

Gain on other financial instruments includes an unrealized gain of 0.9 million and a realized gain of 1.2 million from foreign currency forward contracts for the year ended December 31, 2020.

17. Share listing expense

As described in Note 3, the ARYA Merger led to a share listing expense. Immatics issued shares and warrants with a fair value of €277.7 million to ARYA shareholders, comprised of the fair value of Immatics shares, that were issued to ARYA shareholders of €13.53 per share, as well as a fair value of Immatics Warrants of €4.82 per share (price of ARYA shares at Closing of the ARYA Merger). In exchange, Immatics received the identifiable net assets held by ARYA, which had a fair value of upon closing of €124.9 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the ARYA Merger, in the amount of €152.8 million, is recognized as Share listing expense presented as part of the Financial result within the Consolidated Statement of Loss. Details of the calculation of the Share listing expense are as follows:

(Euros in thousands, except share and per share data)

Description	Amount	Number of shares/warrants
(a) ARYA Ordinary Shares	—	17,968,750
(b) Closing price of ARYA Ordinary Shares on Nasdaq as of July 1, 2020	€13.53	—
(c) Fair value of TopCo Shares issued to ARYA shareholders (a * b)	€243,071	—
(d) Outstanding ARYA Public Warrants	—	7,187,500
(e) Closing price of ARYA Public Warrants on Nasdaq as of July 1, 2020	€4.82	—
(f) Fair value of outstanding ARYA Public Warrants (d * e)	€34,644	—
Total fair value of ARYA Ordinary Shares and ARYA Public Warrants (c + f)	€277,715	—
ARYA’s identifiable net assets	€124,927	—
IFRS 2 Expense on the closing date	€152,787	—

18. Share-based payments

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which allowed employees to exercise their awards as either a SAR or a stock option. In 2020, prior to the ARYA Merger, Immatics N.V. established the new equity incentive plan (“2020 Equity Plan”). As part of the ARYA Merger, the 2010 Plan and the 2016 Plan were converted and were superseded by the 2020 Equity Plan as described below.

Share appreciation rights (“the 2010 Plan”)

Effective January 1, 2005, in addition to performance-related compensation, certain Immatics employees became eligible to participate in a Stock Appreciation Rights (SAR) Program as part of a long-term equity incentive scheme. The aim of this program was to give employees a long-term stake in the success of the Company. The SAR program was adopted by resolutions by the supervisory board in January 2005 and was subsequently amended on February 6, 2007 and September 7, 2010.

Under the 2010 Plan, the beneficiaries received SAR awards, which did not require any cash investment into the company. SARs granted under this program carried no dividend or voting rights. The award holders had the right to execute the vested SARs only in a defined exit event. An exit event was defined as the acquisition of more than 50.00% of the outstanding shares by a third party.

SARs granted under the 2010 Plan vested based on the satisfaction of service requirements (time-based vesting). These awards generally had a five-year graded vesting period. Employees leaving the Group were able to retain any vested awards as of their termination date, unless they were terminated for cause. Per the terms of the SAR agreements, employees were not entitled to subscribe to shares in the Group. Therefore, SARs granted under the 2010 Plan might be settled in cash only.

As awards issued under the 2010 Plan were cash settled, the Group applied liability accounting and revalued the outstanding awards at each reporting date. The Group applied a Black Scholes pricing model to estimate the fair value of the SARs as of December 31, 2019 and 2018 based on a company value of $350,000 thousand and $160,000 thousand, respectively.

	December 31,
Amounts in USD	2019	2018
Exercise price	$1.12	$1.12
Underlying share price	$67.87	$27.21
Volatility	73%	64%
Time period (years)	1.25	5.00
Risk free rate	1.59%	2.77%
Dividend yield	0.00%	0.00%
Combined probability of exit events	80.00%	25.00%

Expected volatility was determined by calculating the historic volatility in share prices of peer companies within the biotechnology industry. The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability and exercise restrictions. Furthermore, the fair value of SARs issued under the 2010 Plan were discounted based on the probability of the awards becoming exercisable due to either a change in control or an IPO, as management expected to settle these awards also in case of an IPO. The Black Scholes model considered for an IPO event a time period of one year and for a trade sale event a time period of five years. Awards issued under the 2010 Plan did not expire.

Set out below are summaries of SARs issued during 2019 and 2018:

	2019		2018
	Weighted average exercise price in USD	Number	Weighted average exercise price in USD	Number
SARs outstanding at January 1,	$1.12	43,675	$1.12	43,978
SARs granted		—		—
SARs forfeited	1.12	220	1.12	303
SARs outstanding at December 31,	1.12	43,455	1.12	43,675
SARs vested	$1.12	117	$1.12	169
SARs exercisable		—		—

There were no awards issued under the 2010 Plan as of December 31, 2020, 2019 or 2018.

Resulting from these awards Immatics had other non-current liabilities of €2.1 million and €0.2 million as of December 31, 2019, and 2018, respectively.

As the 2010 Plan was converted in 2020, there were no SARs outstanding as of December 31, 2020.

2016 Equity Incentive Plan (“the 2016 Plan”)

On February 8, 2017, the Company established the “2016 Equity Incentive Plan” to provide employees and consultants of the Group the ability to share in the Company’s future success.

Awards issued under the 2016 Plan were tandem awards, which consisted of an option to acquire a stated the number of shares at a stated exercise price, or alternatively, the right to receive any appreciation in the value of the stated number of shares (“SAR portion”).

Generally, the tandem awards issued under the 2016 Plan had a five-year vesting period. The first annual tranche vested on the first anniversary of the grant date. Following the first anniversary, the awards continued to vest on a monthly basis. Vesting was contingent on the recipient’s continued service to the Group. Employees which left the Group were able to retain any awards vested as of their termination date, unless they were terminated for cause. Former employees forfeited their awards, if they remained unexercised more than three months after an IPO or change in control. In the event of a change in control, the unvested portion of the Tandem Award should immediately vest.

The Tandem Award (to the extent vested) might only be exercised after the contribution of all Immatics shares to a holding company for purposes of an indirect IPO, a change in control, or the expiration of a certain lock-up period following the completion of a direct IPO. A change in control was defined as the acquisition of more than 50% of the outstanding shares by a third party.

Under the terms of the 2016 Plan, options had to be settled in equity shares of the Group, while SAR portions might be settled in either equity shares or cash, at the Group’s discretion. While the Group did not have a policy or prior history of settling these awards, it intended to settle outstanding awards in equity shares. As a result, the Group was treating awards issued under the 2016 plan as equity-settled. Subsequent settlements of SARs in cash, to the extent they occurred, would be recorded via an adjustment to equity. Each option or SAR issued under the plan might be settled for one common share of the Group in the event it is exercisable.

Set out below are summaries of tandem awards issued during 2019 and 2018:

	2019		2018
	Weighted average exercise price in USD	Number	Weighted average exercise price in USD	Number
Tandem Awards outstanding at January 1,	$16.65	74,401	$16.65	31,880
Tandem awards granted in June to September	18.30	26,557	16.65	43,964
Tandem awards granted in December	23.82	5,447
Tandem awards forfeited	16.81	2,936	16.65	1,443
Tandem awards outstanding at December 31,	17.45	103,469	16.65	74,401
Tandem awards vested	$16.76	16,238	$16.65	14,350
Tandem awards exercisable		—		—
Weighted average remaining contract life (years)	8.56		9.12
Weighted average fair value of options granted in USD till September	10.27		4.51
Weighted average fair value of options granted in USD for December	53.41		—

The Group used a Black Scholes pricing model to estimate the fair value of equity settled tandem awards issued during 2019 until September 2019, based on a company valuation of $160 million.

The fair value of tandem awards issued in December 2019 was based on a company valuation of $350 million.

Amounts in USD	December 2019	June 2019 - September 2019	December 2018
Exercise price in USD	$23.82	$18.30	$16.65
Underlying share price in USD	$67.87	$16.94	$27.21
Volatility	73%	78%	64%
Time period (years)	1.25	2.10	5.00
Risk free rate	1.59%	2.04%	2.77%
Dividend yield	0.00%	0.00%	0.00%
Combined probability of exit events	80.00%	60.00%	25.00%

Expected volatility was determined by calculating the historic volatility in share prices of peer companies within the biotechnology industry. The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability and exercise restrictions. Furthermore, the fair value of awards issued under the 2016 Plan were discounted based on the probability of the awards becoming exercisable due to either a change in control or an IPO.

Conversion of 2010 Plan and 2016 Plan in connection with ARYA Merger

As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V.

Cash Payments

In accordance with the employee award agreements, holders of vested awards under the 2010 Plan and 2016 Plan (including any awards scheduled to vest prior to 2021), agreed to receive a cash payment of $10.00 per award, less the applicable exercise price (“Award Cash Proceeds”). Per the terms of the employee award agreements, active employees were required to re-invest 25%-50% of the Award Cash Proceeds, net of taxes, with management members required to re-invest 50%. In total, employees elected to receive €8.9 million in net Award Cash Proceeds before taxes, which were paid during the third quarter. These proceeds mainly covered wage tax obligations by the employees.

These cash payments represent a modification of awards previously issued under the 2010 Plan and 2016 Plan. The Group recognized €2.6 million in operating expense related to the modification of awards issued under the 2010 Plan and previously accounted for as a liability. The Group also recognized €4.3 million as a reduction in share premium, associated with the modification from previously equity-settled tandem awards, which were settled in cash as part of the modification.

Share-based Awards

The share-based awards, that were received by employees as part of the conversion, consisted of Re-investment Shares, Matching Stock Options and Converted Stock Options as described below.

In accordance with the employee re-investment elections, employees received 733,598 shares in Immatics N.V. (“Re-investment Shares”), which had a fair value of €8.5 million based on the ARYA share price of $15.15, as of the merger on July 1, 2020. The Re-investment Shares issued represented a modification of awards previously granted under the 2010 Plan and the 2016 Plan. This modification resulted in additional operating expense of €4.1 million.

For each ordinary Re-investment Share received, active employees and management members also received two stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vest in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year contract life.

The Matching Stock Options award agreements had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020. Based on the July 1, 2020 grant date the Group assigned a fair value of $10.59.

Immatics applied a Black Scholes pricing model to estimate the fair value of the Matching Stock Options, which the Group records as an expense over the four-year graded vesting period.

As of June 30, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$15.15
Volatility	75%
Time period (years)	5.5
Risk free rate	0.29%
Dividend yield	0.00%

Set out below are summaries of Matching Stock Options issued during 2020:

	2020
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	—	—
Matching Stock Options granted in June	10.00	1,430,818
Matching Stock Options forfeited	10.00	8,262
Matching Stock Options outstanding at December 31,	10.00	1,422,556
Matching Stock Options vested	—	—

Weighted average remaining contract life (years)	9.50
Weighted average fair value of options granted in USD for June	10.59

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as the previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period. The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Based on the terms of the Converted Options award agreements, the awards had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020. Based on the July 1, 2020 grant date the Group assigned an average fair value of $13.79. The incremental average fair value of the Converted Options compared to the share-based awards under the 2010 Plan and 2016 Plan was $4.83. Immatics applied a Black Scholes pricing model to estimate the fair value of the Converted Options.

As of June 30, 2020
Average exercise price in USD	$2.47
Underlying share price in USD	$15.15
Volatility	75%
Time period (years)	5.6
Risk free rate	0.29%
Dividend yield	0.00%

Set out below are summaries of Converted Options issued during 2020:

	2020
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	—	—
Converted Options granted in June	2.49	632,384
Converted Options forfeited	1.08	37,540
Converted Options outstanding on December 31,	2.58	594,844
Converted Options vested	$2.45	53,856

Weighted average remaining contract life (years)	7.01
Weighted average fair value of options granted in USD for June	4.83

Additional grants under the 2020 Equity Plan

Service Options

Prior to the ARYA Merger, Immatics N.V. established the 2020 Equity Plan. After closing the ARYA Merger, employees, directors and officers received 1,087,242 employee stock options under the 2020 Equity Plan with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options will vest solely on a four-year time-based vesting schedule.

The total amount of the Service options granted were accounted for by considering a fair value of $11.29, $9.25, and $6.73, as of grant date June 30, 2020, September 14, 2020, and December 17, 2020, respectively. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options.

	As of June 30, 2020	As of September 14, 2020	As of December 17, 2020
Exercise price in USD	$10.00	$10.00	$9.70
Underlying share price in USD	$15.15	$9.16	$9.70
Volatility	75%	79%	84%
Time period (years)	7.0	6.2	6.0
Risk free rate	0.29%	0.37%	0.49%
Dividend yield	0.00%	0.00%	0.00%

A total of 1,963,566 Service Options have been granted as of December 31, 2020. Set out below are summaries of Service Options issued during 2020:

	2020
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	—	—
Service Options granted in June	10.00	1,087,417
Service Options granted in September	9.72	74,000
Service Options granted in December	9.70	802,149
Service Options forfeited	10.00	53,384
Service Options outstanding on December 31,	9.87	1,910,182
Service Options vested	—	—
Weighted average remaining contract life (years)	9.72
Weighted average fair value of options granted in USD for June	11.29
Weighted average fair value of options granted in USD for September	9.25
Weighted average fair value of options granted in USD for December	6.73

Performance-Based Options (“PSUs”)

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Equity Plan PSUs, vesting based both on achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively. The amount of 3,644,000 of the PSUs granted on June 30, 2020, were accounted for by considering a fair value of $11.10.

The remaining amount of 255,000 PSUs granted on September 14, 2020, were accounted for by considering a fair value of $6.41. A Monte-Carlo simulation model has been used to measure each fair value at grant date of the PSUs. The model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

	As of June 30, 2020	As of September 14, 2020
Exercise price in USD	$10.00	$10.00
Underlying share price in USD	$15.15	$9.16
Volatility	79%	78%
Time period (years)	7.0	6.7
Risk free rate	0.66%	0.67%
Dividend yield	0.00%	0.00%

A total of 3,644,000 PSUs have been granted as of December 31, 2020.

Set out below are summaries of PSUs issued during 2020:

	2020
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	—	—
PSUs granted in June	10.00	3,644,000
PSUs granted in September	10.00	255,000
PSUs forfeited	10.00	255,000
PSUs outstanding on December 31,	10.00	3,644,000
PSUs vested	—	—
Weighted average remaining contract life (years)	9.60
Weighted average fair value of options granted in USD for June	11.10
Weighted average fair value of options granted in USD for September	6.41

The Group recognized total employee-related share-based compensation expense from all plans for the years ended December 31, 2020, 2019 and 2018 as set out below:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Research and development expenses	14,546	1,556	238
General and administrative expenses	10,973	460	100

Total share-based compensation	25,519	2,016	338

19.	Shareholders’ equity (deficit)

As described in Note 1 and Note 3, Immatics N.V. was founded in 2020 with a share capital of €0.01 after the Reorganization. On July 1, 2020, upon closing of the ARYA Merger, Immatics N.V. had 62,908,617 outstanding ordinary shares with a par value of €0.01, resulting in a share capital of €629 thousand. In 2020, the ARYA Merger and PIPE Financing led to an increase in share premium by €362,5 million. As of December 31, 2020, the total number of ordinary shares of Immatics N.V. outstanding is 62,908,617 with a par value of €0.01.

As of December 31, 2019, the total number of ordinary shares of Immatics Biotechnologies GmbH outstanding is 1,163,625 with a par value of €1.00. Adjusted for the effect of the Reorganization as discussed in Note 3, which is applied retrospectively to all prior periods presented, the total number of ordinary shares outstanding as of December 31, 2019 was 33,093,838 with a par value of €0.01. In 2019, there was no capital increase and, hence, no change in share capital or share premium. In 2018, €23.6 million were paid into share premium by the shareholders based on the Series E financing round, which closed in 2017. The related Series E share capital was previously paid in full in 2017.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s US operations.

As of December 31, 2020, there were 7,187,500 Immatics Warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Immatics N.V. at an exercise price of $11.50 per share. Until warrant holders acquire the Groups ordinary shares upon exercise of such warrants, they will have no rights with respect to the Groups ordinary shares. The warrants will expire on July 1, 2025, five years after the ARYA Merger close date, or earlier upon redemption or liquidation in accordance with their terms.

20.	Non-controlling interests

Non-controlling interests related to those shares in Immatics US Inc. which have been provided to The University of Texas M.D. Anderson Cancer Center, Houston/Texas/USA, (“MD Anderson”) based on the restricted stock acquisition agreement described below.

Until June 30, 2020, Immatics and MD Anderson were partners in a Restricted Stock Acquisition Agreement (the “RSAA”). Under the terms of the RSAA, MD Anderson was entitled to additional restricted shares in Immatics US, Inc. based on performance of certain work orders between August 14, 2018 and August 14, 2020. MD Anderson performed services in connection with our clinical trials in our ACT platform. The RSAA was canceled as part of the ARYA Merger (See Note 3).

On July 1, 2020 MD Anderson exchanged all of its 379,420 shares in Immatics US, Inc., that they acquired under the RSAA for 697,431 shares in Immatics N.V. The shares of Immatics N.V. had a fair value at the date of the exchange of $15.15 per share. Immediately prior to the exchange, the carrying amount of the existing 5.14% non-controlling interest in Immatics US Inc. was €0.5 million. The exchange resulted in a decrease of non-controlling interest of €0.5 million and a corresponding increase of share capital and net increase to share premium for the issuance of shares and derecognition of the non-controlling interest. The RSAA was also canceled as of July 1, 2020. Any future services rendered by MD Anderson will be paid in cash.

Loss allocated to the non-controlling interest amounted to €0.6 million in 2020, €0.9 million in 2019 and €0.9 million in 2018, respectively. Non-controlling interests on equity amounted to €1 million as of December 31, 2019 and €1.2 million as of December 31, 2018.

In total, the Group recognized expenses in relation to MD Anderson’s performance under the RSAA of €0.04 million, €0.7 million and €0.8 million as of December 31, 2020, 2019 and 2018, respectively. A corresponding increase in equity was recognized with an amount of €0.7 million and €0.8 million as of December 31, 2019 and 2018, respectively for vested shares under the agreement.

21.	Personnel expenses

The Group recognized the following personnel expenses:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Wages and salaries
Research and development expenses	15,277	11,635	10,485
General and administrative expenses	6,968	3,596	2,233

Total Wages and salaries	22,245	15,231	12,718

Other employee benefits
Research and development expenses	2,624	2,035	1,920
General and administrative expenses	1,015	728	607

Total other employee benefits	3,639	2,763	2,527

Share-based compensation expense
Research and development expenses	14,546	1,556	238
General and administrative expenses	10,973	460	100

Total share-based compensation expense	25,519	2,016	338

Total	51,403	20,010	15,583

Other employee benefit expenses include employee retirement fund contributions, health insurance, and statutory social expenses. Immatics US Inc. sponsors a defined contribution retirement plan for employees in the United States. During 2020, 2019 and 2018, total Group contributions to the defined contribution plan amounted to €0.2 million, €0.1 million and €0.1 million, respectively.

For the year ended December 31, 2020, 2019 and 2018, other employee benefits also include employee health insurance costs amounting to €0.4 million, €0.3 million and €0.4 million for Immatics US Inc., statutory social expenses amounting to €1.7 million, €1.3 million and €1.0 million for our German operations and other miscellaneous expenses amounting to €0.1 million, €0.07 million and €0.2 million, respectively.

22.	Income Tax

For the year ended December 31, 2020, 2019 and 2018, the Group generated losses in both Germany and the U.S.

During 2020, 2019 and 2018, the Group’s German operations were subject to a statutory tax rate of 29.1%. In the U.S., the Group was subject to a corporate income tax rate of 21% for the year ended December 31, 2020, 2019 and 2018.

As of December 31, 2020, 2019 and 2018, no deferred tax assets have been recognized in respect of these losses, due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years. This may result in higher or lower deferred tax assets related to tax losses carried forward. Due to the ARYA Merger described in Note 3, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

A reconciliation between taxes on income reflected on the Consolidated Statement of Loss and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Loss before tax	(229,616)	(32,487)	(32,355)
Expected tax benefit	66,818	9,454	9,415
Effects
Difference in tax rates	(2,582)	(1,875)	(1,373)
Non-deductible tax-expenses	(599)	(61)	(70)
Government grants exempted from taxes	45	8	853
Permanent Differences	(44,461)	—	—
Non-recognition of deferred taxes on tax losses and temporary differences	(19,221)	(7,526)	(8,825)

Taxes on income	—	—	—

The main permanent difference relates to the Share listing expense of €153 million, which does not have a corresponding taxable expense. Other permanent differences include transaction cost directly attributable and incremental to capital raises and expenses for equity-settled share-based compensation.

Deferred tax assets consist of the following:

	As of
	December 31, 2020		December 31, 2019
	(Euros in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	1,770		2,064
Right-of-use asset		(1,713)		(854)
Deferred revenue	180		358
Other liabilities			607
Lease liability	1,776		886
Deferred expenses	3		14
Recognized	3,729	(1,713)	3,929	(854)
Netting	(1,713)	1,713	(854)	854
Non-recognition due to history of losses	(2,016)		(3,075)

Net tax	—	—	—	—

As of December 31, 2020, and 2019, the Group had accumulated tax losses of €288 million and €219 million, respectively, that may be offset against future taxable profits of the Group subject to certain limitations. As of December 31, 2020, €26 million of total tax losses is subject to a twenty-year carryforward period. All other tax losses have an indefinite carryforward period.

The Group has limited taxable temporary differences and no tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward as well as on temporary differences.

Limitation on tax loss carryforwards in the US Inc. is 80.00% starting with losses generated after January 1, 2018. These have an indefinite carryforward period, but no carryback option. Any losses generated prior to

January 1, 2018 still can be utilized at 100.00% and are subject to a twenty-year carry forward expiration period. Due to the ARYA Merger described in Note 3, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code. For Immatics Biotechnologies GmbH, we believe that the ARYA Merger did not lead to a forfeiture of tax losses carried forward in accordance with § 8c KStG.

Deferred tax assets have not been recognized in respect of these losses due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change depending on the income situation of future years and may result in higher deferred tax assets on net tax losses carried forward.

23.	Financial Risk Management Objectives and Policies

The Group’s principal financial instruments comprise cash, cash equivalents and short-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. The Group has various other financial instruments such as other receivables and trade accounts payable, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. The Group also monitors the market price risk arising from all financial instruments.

Interest rate risk

The exposure of the Group to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the Consolidated Statement of Financial Position, the Group is currently not subject to interest rate risks. The Group is subject to a limited risk resulting from negative interest rates on financial instruments, especially on cash and cash equivalents and Other financial assets.

Credit risk

Financial instruments that potentially subject the Group to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents and short-term deposits. The Group’s cash and cash equivalents are denominated in Euros and US Dollars and maintained with two high-quality financial institutions in Germany and two in the United States.

The maximum default risk is €232 million and €119 million as of December 31, 2020 and 2019, respectively. These amounts consist of €208 million and €103 million cash and cash equivalents as well as €24 million and €16 million Other financial assets as of December 31, 2020 and 2019, respectively.

The cash and cash equivalents are held with banks, which are rated BBB+ to Aa3 by S&P and Moody`s. Short-term deposits are graded within the investment category from P1 to P2 by the rating agency Moody`s.

The Group continually monitors its positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to its financial instruments and does not anticipate non-performance. The Group monitors the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. The business transactions of the Group are generally conducted in Euros and U.S. dollars. The Group aims to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible.

The objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Due to the initial public offering in 2020, the Group has a significant U.S. dollar amount on its statements of financial position. In 2020 the Group recognized significant foreign exchange losses as Immatics N.V.`s and Immatics GmbH´s functional currency is Euro, but both entities hold significant U.S. dollar amounts.

Cash, cash equivalents and financial assets balances denominated in U.S. dollars held by entities with functional currency of EUR are as follows:

Cash, cash equivalents and financial assets Immatics N.V.

Year ended December 31,
2020
(Euros in thousands)
Cash and cash equivalents	42,528
Financial assets	—

Total assets exposed to the risk	42,528

Conversion rate EUR/USD as reporting date 1/1.2271

Cash, cash equivalents and financial assets Immatics GmbH

Year ended December 31,
2020
(Euros in thousands)
Cash and cash equivalents	52,015
Financial assets	24,448

Total assets exposed to the risk	76,463

Conversion rate EUR/USD as reporting date 1/1.2271

Since the Group is primarily exposed to changes in U.S. dollars/euro exchange rates, the sensitivity of profit or loss to changes in the exchange rates, results mainly from U.S. dollar financial instruments.

In 2020, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group`s loss would have been €10.9 million higher/€13.2 million lower, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.

Sensitivity analysis Immatics N.V.:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.2394	(421)	42,107
Euro strengths by 1% against U.S. dollars	1.2148	430	42,958
Euro weakens by 5% against U.S. dollars	1.2885	(2,025)	40,503
Euro strengths by 5% against U.S. dollars	1.1657	2,238	44,766
Euro weakens by 10% against U.S. dollars	1.3498	(3,866)	38,662
Euro strengths by 10% against U.S. dollars	1.1044	4,725	47,253

Sensitivity analysis Immatics GmbH:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.2394	(757)	75,706
Euro strengths by 1% against U.S. dollars	1.2148	772	77,235
Euro weakens by 5% against U.S. dollars	1.2885	(3,641)	72,822
Euro strengths by 5% against U.S. dollars	1.1657	4,024	80,487
Euro weakens by 10% against U.S. dollars	1.3498	(6,951)	69,512
Euro strengths by 10% against U.S. dollars	1.1044	8,496	84,959

Liquidity risk

The Group continuously monitors its risk to a shortage of funds. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises. All financial liabilities are due within six months.

As of December 31, 2020, and 2019, the Group held the following funds which are expected to generate cash inflows in time, to counteract liquidity risk.

	Year ended December 31,
	2020	2019
	(Euros in thousands)
Cash and cash equivalents	207,530	103,353
Short-term deposits	24,448	16,023

Total funds available	231,978	119,376

24.	Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Financial assets
Short-term deposits*	At fair value through profit or loss (FVTPL)	24,448	16,023	24,448	16,023
Positive market value forward contracts*	At fair value through profit or loss (FVTPL)	914	—	914	—
Accounts receivable	other financial assets at amortized cost	1,250	957	1,250	957
Other current/non-current assets	other financial assets at amortized cost	1,586	1,710	1,586	1,710

Total financial assets**		28,198	18,690	28,198	18,690

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	10,052	7,082	10,052	7,082
Other current liabilities	other financial liabilities at amortized cost	2,025	1,288	2,025	1,288

Total financial liabilities		12,077	8,370	12,077	8,370

*

Short-term deposits” are classified within Other financial assets. “Positive market value forward contract” are classified in other current assets. “Negative market value forward contracts” are classified in other current liabilities.

**	Financial assets, other than cash and cash equivalents.

The carrying value of financial instruments, such as cash and cash equivalents, deposits, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values: All financial assets, except for derivatives, which are categorized Level 2, are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. Except for derivatives, which are categorized Level 2, all other financial liabilities are also categorized Level 1.

25.	Commitments and contingencies

The following table summarizes contractual obligations as of December 31, 2020:

	Payments due by period
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	2,103	3,453	1,157	150	6,863
Other lease obligations	97	185	185	46	513
In-license agreements	249	—	—	—	249
Contract research organization agreements	1,704	220	—	—	1,924

Total contractual cash obligation	4,153	3,858	1,342	196	9,549

The following table summarizes contractual obligations as of December 31, 2019:

	Payments due by period
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	1,482	1,823	47	—	3,352
Other lease obligations	172	324	300	300	1,096
In-license agreements	455	200	—	—	655
Contract research organization agreements	1,131	1,466			2,597

Total contractual cash obligation	3,240	3,813	347	300	7,700

As of December 31, 2020, and 2019 the Group is potentially liable to pay €1.6 million to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

26.	Related party disclosures

Key management personnel have been defined as the members of the Executive Committee of Immatics N.V.

Compensation of key management personnel:

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)
Fixed	2,660	1,202	1,088
Variable	886	521	433
Share-based compensation expense	13,841	697	119

Total key management compensation	17,387	2,420	1,640

Fixed and variable key management compensation represent short-term employee benefits.

As of December 31, 2020, and 2019, amounts of €0.0 million and €0.7 million were accrued for key management compensation.

The members of the Supervisory Board of the Group received a fixed fee as well as reimbursed travel expenses.

Total compensation for the Supervisory Board amounted to €2.7 million in 2020:

(Euros in thousands)	Peter Chambré	Harald F. Stock	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Supervisory board compensation	140	16	28	26	20	20	20	12	282
Travel expenses	4	—	—	—	—	—	—	—	4
Payment Exit arrangement	2,394	—	—	—	—	—	—	—	2,394
Share-based compensation expense	1,046	—	70	70	70	70	70	40	1,436

Total cash compensation	3,584	16	98	96	90	90	90	52	4,116

Harald F. Stock and Peter Chambré were members of the Supervisory Board of Immatics in 2019 and in 2018. They received a fixed fee as Supervisory Board members and reimbursement for travel expenses.

Total compensation for the Supervisory Board amounted to €0.4 million in 2019:

	Peter Chambré	Harald F. Stock	Total
(Euros in thousands)
Supervisory board fee	300	9	309
Travel expenses	87	20	107

Total	387	29	416

Total compensation for the Supervisory Board amounted to €0.5 million in 2018:

	Peter Chambré	Harald F. Stock	Total
(Euros in thousands)
Supervisory board fee	400	10	410
Travel expenses	52	16	68

Total	452	26	478

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and in addition, performance-based options to its management upon closing of the ARYA Merger. The service-based options will vest based upon satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ Managing Director and Supervisory Directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Managing Director
Harpreet Singh	Performance-based options	June 30, 2020	1,598,000	10	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10	June 30, 2030
Harpreet Singh	Converted options	June 30, 2020	30,939	1.06	July 1, 2027
Harpreet Singh	Converted options	June 30, 2020	145,371	1.17	January 1, 2028
Harpreet Singh	Service options	December 17, 2020	168,000	9.70	December 17, 2030
Supervisory Directors
Peter Chambré	Service options	June 30, 2020	25,000	10	June 30, 2030
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10	June 30, 2030
Adam Stone	Service options	June 30, 2020	25,000	10	June 30, 2030
Christoph Hettich	Service options	June 30, 2020	25,000	10	June 30, 2030
Heather L. Mason	Service options	June 30, 2020	25,000	10	June 30, 2030
Michael G. Atieh	Service options	June 30, 2020	25,000	10	June 30, 2030
Paul Carter	Service options	June 30, 2020	25,000	10	June 30, 2030
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2030

An additional aggregate of 1,680,000 performance-based options and 539,000 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel, who are members of the Executive Committee but not Directors. Certain key management personnel were also participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan).

As part of the replacement awards issued in connection with the ARYA Merger (See Note 18), these key management personnel received cash payments before taxes of €3.4 million, 417,415 converted options in Immatics N.V. and 750,076 matching stock options in Immatics N.V. The cash payments mainly covered wage tax obligations of the employees.

The Group did not enter into transactions with related entities in 2020, 2019 and 2018 other than the mentioned compensation contracts.

27.	Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, excluding common stock equivalents, adjusted for the effect of the corporate reorganization as discussed in Note 3 and applied retrospectively to all prior periods presented. The diluted net loss per share reflects the basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the net loss for each period presented.

For the periods included in these financial statements the Group was loss-making in all periods, therefore, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards during the periods and the 7,187,500 Immatics Warrants issued in 2020 and outstanding as of December 31, 2020. These warrants and options could potentially dilute basic earnings per share in the future. See Note 18 for details of outstanding share options.

28.	Events occurring after the reporting period

The Company evaluated subsequent events for recognition or disclosure through March 30, 2021 and did not identify material subsequent events.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: March 30, 2021

Immatics N.V.

By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director