Form 20-F/A
period 2020-12-31
Immatics N.V.
filed 2021-10-28
CIK 1809196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

v

EXPLANATORY NOTE

This Amendment No.1 to Form 20-F (this “Amendment” or “Form 20-F/A”) amends the Immatics N.V. (“Immatics” or the “Company”) Annual Report on Form 20-F for the year ended December 31, 2020 originally filed with Securities and Exchange Commission (“SEC”) on March 30, 2021 (the “Original Filing”). This Amendment restates the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2020.

Restatement Background

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period. This guidance was applicable for companies that reported using U.S. GAAP.

Under IFRS, there are alternative perspectives on whether warrants issued by a SPAC that are considered in determining the IFRS 2 charge for listing services can (i) continue to be accounted for under IFRS 2 and presented in equity or (ii) should be evaluated under IAS 32 and presented as a liability and adjusted to fair value at the balance sheet date.

Given the alternative perspectives, Immatics believed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants as part of equity. However, Immatics has observed that another foreign private issuer has restated its financial statements recently following the dialogue it reported with the Staff, and changed the presentation of its warrants from equity to liability under IFRS.

Immatics previously classified its warrants as equity. The Company reviewed and discussed the accounting treatment of its warrants with its advisors and the audit committee of its board of directors and evaluated the applicability and potential impact of the SEC Staff’s view on the accounting for the warrants under IFRS.

Following this review and evaluation, and after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in light of the recent developments, it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value. Therefore the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the “Affected Period”) should no longer be relied upon and should be restated to present the warrants as a liability and to adjust for the changes in fair value. Further, any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding the restatement information for the Affected Period should also no longer be relied upon.

This restatement results in non-cash, non-operating financial statement corrections for the Affected Period and has no impact on the Company’s cash position, operating expenses or cash flows or its ongoing operations or future plans.

Effect of Restatement

As described above, as a result of presenting the warrants as a liability, the Company is including in this Amendment restated consolidated financial statements as of and for the year ended December 31, 2020. Accordingly, due to this restatement, the warrants are now classified as a liability in the Company’s consolidated statement of financial position and adjustments to fair value are recognized as a gain or loss in the Company’s consolidated statements of loss and comprehensive loss.

The effect of this correction for the accounting of warrants is (i) a reduction in Shareholders’ equity of €16.9 million at December 31, 2020 as a result of recording the warrants as a liability at fair value and (ii) a reduction in net loss of €17.8 million for the year ended December 31, 2020 resulting from a decrease in the fair value of warrants from the initial valuation. There was no impact on revenue, operating expenses or operating loss as the change in fair value of the financial liability for warrants are presented within the financial result and not as a component of operating loss in the consolidated statements of operations for the year ended December 31, 2020. The restatement of the consolidated financial statements for the year ended December 31, 2020 had no impact on the Company’s liquidity or cash position. An explanation of the impact on the Company’s consolidated financial statements is contained in “Note 2.3 — Restatement of Consolidated Financial Statements to correct the presentation of the warrants” to the accompanying consolidated financial statements included in this Amendment.

As all material restatement information will be included in this Amendment, investors and others should rely only on the financial information and other disclosures regarding the restatement information for the Affected Period in this Amendment and in future filings with the SEC (as applicable) and should not rely on any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding restatement information for the Affected Period.

Internal Control Considerations

In light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020 and has concluded that its remediation plan of its previously disclosed material weaknesses, which was to improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments, also includes this matter.

Items Amended in this Form 20-F/A

For reasons discussed above, the Company is filing this Amendment in order to amend the following items in our Original 20-F Filing to the extent necessary to reflect the adjustments discussed above and make corresponding revisions to our financial data cited elsewhere in this Amendment.

•	Item 3. Key Information

•	Item 5. Operating and Financial Review and Prospects

•	Item 18. Financial Statements

This Amendment speaks as of the filing date of the Original 20-F Filing and does not reflect events occurring after the filing date of the Original Filing.

The Company has not filed, and does not intend to file, amendments to interim quarterly information for any of the quarters for the year ended December 31, 2020. Accordingly, investors should rely only on the financial information and other disclosures regarding the restated periods in this Form 20-F/A or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, earnings releases or similar communications relating to these periods.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

Consolidated Statement of Loss of Immatics N.V.

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	31,253	18,449	3,770
Research and development expenses	(67,085)	(40,091)	(33,971)
General and administrative expenses	(34,186)	(11,756)	(7,666)
Other income	303	385	3,458
Operating result	(69,715)	(33,013)	(34,409)
Financial result	(142,126)	526	2,054

Loss before taxes	(211,841)	(32,487)	(32,355)
Taxes on income	—	—	—

Net loss	(211,841)	(32,487)	(32,355)

Net loss per share - basic and diluted	(4.40)	(0.95)	(0.95)
Weighted average shares outstanding - basic and diluted	48,001,228	33,093,838	33,093,838

Consolidated Statement of Financial Position of Immatics N.V.

	As of
	December 31, 2020	December 31, 2019	December 31, 2018
	(Euros in thousands)
Cash and cash equivalents	207,530	103,353	39,367
Total assets	254,646	134,277	61,318
Total liabilities	167,259	175,112	70,489
Total equity	87,387	(40,835)	(9,171)

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

We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from operations. We have incurred net losses in each year since inception, including consolidated net losses of €211.8 million, €32.5 million and €32.4 million for the years ended December 31, 2020, 2019 and 2018 respectively. As of December 31, 2020, we had accumulated consolidated losses of €444.5 million. We do not expect to generate any meaningful product sales or royalty revenues for the foreseeable future. We expect to incur significant additional operating losses in the future as we continue and expand our research and development efforts for our product candidates.

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

Financial Result

Financial result consists of both financial income and financial expense. Financial income results primarily from interest income on cash and foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange losses. The ARYA Merger led to a significant one-time non-cash expense, recognized as a Share listing expense, based on the excess of the fair value of the equity instruments issued to ARYA, over the fair value of the identified net assets received. Additionally, our warrants are classified as Other financial liabilities. The change in fair value of warrant liabilities consists of the change in fair value of these warrants.

Results of Operations

Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table summarizes our consolidated statements of operations for each period presented:

	Year ended December 31,
	2020	2019
	(euros in thousands, except share and per share data)
Revenue from collaboration agreements	€31,253	€18,449
Research and development expenses	(67,085)	(40,091)
General and administrative expenses	(34,186)	(11,756)
Other income	303	385
Operating result	(69,715)	(33,013)
Financial income	2,949	790
Financial expenses	(10,063)	(264)
Change in fair value of warrant liabilities	17,775	—
Share listing expense	(152,787)	—
Financial result	(142,126)	526
Loss before taxes	(211,841)	(32,487)
Taxes on income	—	—
Net loss	(211,841)	(32,487)
Net loss per share – basic and diluted	(4.40)	(0.95)
Weighted average shares outstanding – basic and diluted	48,001,228	33,093,838

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Year ended December 31,
	2020	2019
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€4,865	€6,197
Genmab	11,204	11,191
BMS	11,489	1,061
GSK	3,695	—
Total revenue from collaboration agreements	€ 31,253	€ 18,449

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

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Year ended December 31,
	2020	2019
(Euros in thousands)
External research and development expenses	€34,638	24,866
Personnel related (excluding stock-based compensation)	17,901	13,670
Share-based compensation expense	14,546	1,556
Total research and development expenses	€67,085	€40,092

Our research and development expenses increased from €40.1 million for the year ended December 31, 2019 to €67.1 million for the year ended December 31, 2020. External research and development expenses increased from €24.9 million for the year ended December 31, 2019 to €34.6 million for the year ended December 31, 2020. The increase resulted from higher preclinical and clinical work performed, resulting in an increase in ACT expenses, mainly due to the ramp-up of additional clinical trial sites in the United States and in Europe. Furthermore, the direct research and development cost for TCR Bispecifics increased due to the start of process development and optimization for GMP manufacturing of our TCER lead candidate, IMA401, in 2020. Expenses related to collaboration agreements increased due to the start of the new collaborations with BMS and GSK that were signed in 2019.

Personnel related research and development expenses, excluding share-based compensation, increased from €13.7 million for the year ended December 31, 2019 to €17.9 million for the year ended December 31, 2020. The increase mainly resulted from increased research and development headcount.

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

Share Listing Expense

As part of the ARYA Merger, we recognized a one-time, non-cash share listing expense in accordance with IFRS 2, amounting to €152.8 million within our financial result. This is a technical accounting treatment in accordance with IFRS 2, that represents the difference between the fair value of the shares transferred to ARYA shareholders and the fair value of the identifiable net assets acquired. The difference was mainly driven by the share price increase of ARYA between signing and closing of the Business Combination Agreement.

Change in fair value of warrant liabilities

The change in fair value of warrant liabilities was due to the decrease in the price of Immatics Warrants from €4.82 per warrant as of July 1, 2020 to €2.35 per warrant as of December 31, 2020.

Subsequent to the Business Combination, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

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

Cash and cash equivalents increased from €103.4 million for the year ended December 31, 2019 to €207.5 million for the year ended December 31, 2020. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation, and consist primarily of cash in banks and money market accounts. Additionally, we invest funds in short-term deposits with an original maturity between three and nine months.

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

Our net cash outflow from operating activities for the year ended December 31, 2020 was €85.6 million. This comprised of a net loss of €211.8 million; a decrease in working capital of €31.8 million; a one-time cash payment totaling €4.3 million, with no corresponding expense due to the modification of our share-based compensation as part of the ARYA Merger, a non-cash income of €17.8 million related to the change in fair value of the warrants and a partial offset of €180.1 by non-cash charges, mainly from the share listing expense of €152.8 million and equity-settled share-based compensation expenses for employees. The decrease in working capital mainly resulted from a decrease in deferred revenue of €29.3 million.

For the year ended December 31, 2019, our net cash inflow from operating activities was €71.0 million. This resulted from a €98.7 million increase in working capital, non-cash charges of €4.7 million, and was partially offset by the net loss of €32.5 million for the year. This increase in working capital mainly resulted from an increase in accounts payable, and other current and non-current liabilities of €100.8 million, primarily related to deferred revenue from the upfront payments received from our collaborations with BMS and GSK.

For the year ended December 31, 2018, our net cash inflow from operating activities was €20.7 million. This resulted from a €49.4 million increase in working capital, non-cash charges of €3.7 million, and was partially offset by the net loss of €32.4 million for the year. This increase in working capital mainly resulted from an increase in accounts payable, and other current and non-current liabilities of €44.0 million, primarily related to deferred revenue from the upfront payments received from our collaborations with Genmab.

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

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €444.5 million as of December 31, 2020. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

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

Our cash and cash equivalents were €207.5 million as of December 31, 2020. Approximately 70% of our cash and cash equivalents were held in Germany, of which approximately 66% were denominated in euros and 34% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as financial assets denominated in U.S. dollars in the amount of €24.4 million as of December 31, 2020. We believe we do not have a material exposure to foreign currency risk.

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

In light of the restatement discussed herein, the Company has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020, and has concluded that its remediation plan of its previously disclosed material weaknesses will be expanded to address this matter to improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date
1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.1	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp.	F-4	333-237702	4.1	June 5, 2020

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	20-F	001-39363	2.2	March 30, 2021

4.1	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

4.2#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.3†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.4†	License Royalty Adjustment Agreement, dated as of January 5, 2016, by and between Immatics US, Inc. and The Board of Regents of The University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.6	April 16, 2020

4.5†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

4.6†	Restricted Stock Acquisition Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.8	April 16, 2020

4.7†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.8†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.9†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.10†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.11†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.13	April 16, 2020

4.12†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.14	April 16, 2020

4.13†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

4.14†	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	20-F	001-39363	4.14	March 30, 2021

4.15#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

8.1	Subsidiaries	20-F	001-39363	8.1	March 30, 2021

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

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

Restatement of Previously Issued Financial Statements

As discussed in Note 2.3 to the consolidated financial statements, the Company has restated its 2020 consolidated financial statements to correct an error.

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

Stuttgart, Germany

March 30, 2021, except for the effects of the restatement discussed in Note 2.3 to the consolidated financial statements, as to which the date is October 28, 2021.

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Dietmar Eglauer	/s/ ppa. Jens Rosenberger
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2019.

Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	December 31, 2020 (Restated)	December 31, 2019*
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		207,530	103,353
Other financial assets	24	24,448	16,023
Accounts receivable	7	1,250	957
Other current assets	8	5,763	3,667

Total current assets		238,991	124,000
Non-current assets
Property, plant and equipment	9	7,868	4,720
Intangible assets	10	914	1,008
Right-of-use assets	11	6,149	3,287
Other non-current assets	8	724	1,262

Total non-current assets		15,655	10,277

Total assets		254,646	134,277

Liabilities and shareholders’ deficit
Current liabilities
Provisions		51	50
Accounts payable	12	10,052	7,082
Deferred revenue	13	46,600	59,465
Other financial liabilities	17	16,869	—
Lease liabilities	11	1,881	1,411
Other current liabilities	15	2,025	1,288

Total current liabilities		77,478	69,296
Non-current liabilities
Deferred revenue	13	85,475	101,909
Lease liabilities	11	4,306	1,823
Other non-current liabilities		—	2,084

Total non-current liabilities		89,781	105,816
Shareholders’ equity (deficit)
Share capital	19	629	1,164
Share premium		538,695	190,945
Accumulated deficit		(444,478)	(233,194)
Other reserves		(7,459)	(770)

Total equity (deficit) attributable to shareholders of the parent		87,387	(41,855)
Non-controlling interest	20	—	1,020

Total shareholders’ equity (deficit)		87,387	(40,835)

Total liabilities and shareholders’ equity (deficit)		254,646	134,277

*	See Note 2 for details regarding the change in presentation of Other financial assets

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Loss of Immatics N.V.

		Year ended December 31,
	Notes	2020 (Restated)	2019	2018
		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	13	31,253	18,449	3,770
Research and development expenses		(67,085)	(40,091)	(33,971)
General and administrative expenses		(34,186)	(11,756)	(7,666)
Other income	14	303	385	3,458

Operating result		(69,715)	(33,013)	(34,409)
Financial income	16	2,949	790	2,215
Financial expenses	16	(10,063)	(264)	(161)
Change in fair value of warrant liabilities	17	17,775	—	—
Share listing expense	17	(152,787)	—	—

Financial result		(142,126)	526	2,054

Loss before taxes		(211,841)	(32,487)	(32,355)
Taxes on income		—	—	—

Net loss		(211,841)	(32,487)	(32,355)
Attributable to:
Equity holders of the parent		(211,284)	(31,571)	(31,444)
Non-controlling interest	20	(557)	(916)	(911)

Net loss		(211,841)	(32,487)	(32,355)

Net loss per share - basic and diluted		(4.40)	(0.95)	(0.95)
Weighted average shares outstanding - basic and diluted		48,001,228	33,093,838	33,093,838

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Year ended December 31,
	Notes	2020 (Restated)	2019	2018
		(Euros in thousands)
Net Loss		(211,841)	(32,487)	(32,355)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		—	—	—
Currency translation differences from foreign operations		(6,689)	(29)	313

Total comprehensive loss for the period		(218,530)	(32,516)	(32,042)
Attributable to:
Equity holders of the parent		(217,973)	(31,600)	(31,131)
Non-controlling interest	20	(557)	(916)	(911)

Total comprehensive loss for the period		(218,530)	(32,516)	(32,042)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

	Year ended December 31,
	2020 (Restated)	2019*	2018
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(211,841)	(32,487)	(32,355)
Adjustments for:
Interest income	(850)	(790)	(507)
Depreciation and amortization	4,424	3,858	2,176
Interest expense	289	170	16
Share listing expense	152,787	—	—
Equity settled share-based payment	22,908	152	118
MD Anderson compensation expense	45	700	1,360
(Decrease) Increase in other liabilities resulting from share appreciation rights	(2,036)	1,864	220
Payment related to share-based compensation awards previously classified as equity-settled	(4,322)	—	—
Net foreign exchange differences	(4,477)	3	—
Change in fair value of warrant liabilities	(17,775)	—	—
Changes in working capital
Increase in accounts receivable	(294)	(563)	(175)
Increase (decrease) in other assets	(1,600)	(1,497)	5,608
(Increase) decrease in accounts payable and other current liabilities	(23,387)	98,937	43,732
Interest received	808	790	507
Interest paid	(289)	(170)	(16)

Net cash provided by/(used in) operating activities	(85,610)	70,967	20,684

Cash flows from investing activities
Payments for property, plant and equipment	(7,420)	(2,143)	(429)
Cash paid for investments in Other financial assets	(82,930)	(20,473)	(13,101)
Cash received from maturity of investments classified in Other financial assets	74,505	17,551	—
Payments for intangible assets	(104)	(91)	(78)
Proceeds from disposal of property, plant and equipment	—	97	94

Net cash provided by/(used in) investing activities	(15,949)	(5,059)	(13,514)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	217,918	—	23,648
Transaction cost deducted from equity	(7,939)
Payments for leases	(2,096)	(1,862)	—

Net cash provided by/(used in) financing activities	207,883	(1,862)	23,648

Net increase in cash and cash equivalents	106,324	64,046	30,818

Cash and cash equivalents at beginning of period	103,353	39,367	8,415

Effects of exchange rate changes on cash and cash equivalents	(2,147)	(60)	134

Cash and cash equivalents at end of period	207,530	103,353	39,367

*	See Note 2 for details regarding the revision as a result of a correction in classification of Other financial assets

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity attributable to shareholders of the parent	Non- controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2018		1,164	167,027	(170,179)	(1,054)	(3,042)	787	(2,255)
Other comprehensive loss		—	—	—	313	313	—	313
Net loss		—	—	(31,444)	—	(31,444)	(911)	(32,355)
Comprehensive loss for the year		—	—	(31,444)	313	(31,131)	(911)	(32,042)
Equity-settled tandem awards	18	—	118	—	—	118	—	118
Issuance of ordinary shares	19	—	23,648	—	—	23,648	—	23,648
MD Anderson compensation expense	20	—	—	—	—	—	1,360	1,360

Balance as of December 31, 2018		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)

Balance as of January 1, 2019		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss		—	—	—	(29)	(29)	—	(29)
Net loss		—	—	(31,571)	—	(31,571)	(916)	(32,487)
Comprehensive loss for the year		—	—	(31,571)	(29)	(31,600)	(916)	(32,516)
Equity-settled tandem awards	18	—	152	—	—	152	—	152
MD Anderson compensation expense	20	—	—	—	—	—	700	700

Balance as of December 31, 2019		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)

Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(6,689)	(6,689)	—	(6,689)
Net loss		—	—	(211,284)	—	(211,284)	(557)	(211,841)
Comprehensive loss for the year		—	—	(211,284)	(6,689)	(217,973)	(557)	(218,530)
Reorganization	3,19	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	3,20	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	3, 19	104	89,973	—	—	90,077	—	90,077
ARYA Merger, net of transaction costs	3,19, 17	180	237,864	—	—	238,044	—	238,044
SAR conversion	18	7	(7)	—	—	—	—	—

Total issuance of share capital		298	328,331	—	—	328,629	(508)	328,121
Equity-settled share-based compensation	18	—	22,908	—	—	22,908	—	22,908
Payment related to share-based compensation awards previously classified as equity-settled	18	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson compensation expense	20	—	—	—	—	—	45	45

Balance as of December 31, 2020 (Restated)		629	538,695	(444,478)	(7,459)	87,387	—	87,387

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements of Immatics N.V.

1.	Group information

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

These annual consolidated financial statements of the Group for the year ended December 31, 2020 were authorized for issue by the Management Board of Immatics N.V. on March 30, 2021 except for the impact of the matter discussed in Note 2.3 Restatement of Consolidated Financial Statements to correct the presentation of the warrants which was approved by the Audit Committee of Immatics N.V. on October 26, 2021.

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

2.3	Restatement of Consolidated Financial Statements to correct the presentation of the warrants

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period. This guidance was applicable for companies that reported using U.S. GAAP.

Under IFRS, there are alternative perspectives on whether warrants issued by a SPAC that are considered in determining the IFRS 2 charge for listing services can (i) continue to be accounted for under IFRS 2 and presented in equity or (ii) should be evaluated under IAS 32 and presented as a liability and adjusted to fair value at the balance sheet date.

Given the alternative perspectives, Immatics believed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants as part of equity. However, Immatics has observed that another foreign private issuer has restated its financial statements recently following the dialogue it reported with the Staff, and changed the presentation of its warrants from equity to liability under IFRS.

Immatics previously classified its warrants as equity. The Company reviewed and discussed the accounting treatment of its warrants with its financial advisors and the audit committee of its board of directors and evaluated the applicability and potential impact of the SEC Staff’s view on the accounting for the warrants under IFRS.

Following this review and evaluation, and after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in light of the recent developments it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value Therefore the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the “Affected Period”) should no longer be relied upon and should be restated to present the warrants as a liability and to adjust for the changes in fair value. Further, any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding the restatement information for the Affected Period should also no longer be relied upon.

This restatement results in non-cash, non-operating financial statement corrections for the Affected Period.

Effect of Restatement on the Consolidated Financial Statements for the year ended December 31, 2020

The impact of the restatement on the Consolidated Balance Sheet, Consolidated Statement of Loss and Consolidated Statement of Cash Flows for the year ended December 31, 2020 is presented below.

This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Financial Position:

	Year ended December 31, 2020
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Total Assets	254,646	—	254,646

Other financial liabilities	—	16,869	16,869

Total current liabilities	60,609	16,869	77,478

Total non-current liabilities	89,781	—	89,781

Total liabilities	150,390	16,869	167,259

Shareholders’ equity (deficit)
Share capital	629	—	629
Share premium	573,339	(34,645)	538,695
Accumulated deficit	(462,253)	17,775	(444,478)
Other reserves	(7,459)	—	(7,459)
Total equity (deficit) attributable to shareholders of the parent	104,256	(16,869)	87,387

Total shareholders’ equity (deficit)	104,256	(16,869)	87,387

Total liabilities and shareholders’ equity (deficit)	254,646	—	254,646

This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Loss:

	Year ended December 31, 2020
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Change in fair value of warrant liabilities	—	17,775	17,775

Financial result	(159,900)	17,775	(142,126)

Loss before taxes	(229,616)	17,775	(211,841)
Taxes on income	—	—	—

Net loss	(229,616)	17,775	(211,841)
Attributable to:
Equity holders of the parent	(229,059)	17,775	(211,284)
Non-controlling interest	(557)	—	(557)

Net loss	(229,616)	17,775	(211,841)

Net loss per share—basic and diluted	(4,77)	0,37	(4,40)
Weighted average shares outstanding—basic and diluted	48,001,228	—	48,001,228

This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Cash Flows:

	Year ended December 31, 2020
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Loss before taxation	(229.616)	17,775	(211,841)
Adjustment to reconcile net loss to net cash used in operating activities	168,768	(17,775)	150,993
Net cash provided by/(used in) operating activities	(85,610)	—	(85,610)
Net cash provided by/(used in) investing activities	(15,949)	—	(15,949)
Net cash provided by/(used in) financing activities	207,883	—	207,883

Net increase in cash and cash equivalents	106,324	—	106,324

Cash and cash equivalents at beginning of period	103,353	—	103,353

Effects of exchange rate changes on cash and cash equivalents	(2,147)	—	(2,147)

Cash and cash equivalents at end of period	207,530	—	207,530

2.4	COVID-19

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

As part of the transaction, former shareholders of ARYA received 17,968,750 shares of Immatics N.V. and 7,187,500 warrants (“Immatics Warrants”) to purchase ordinary shares of Immatics N.V. In exchange, Immatics received the net assets held by ARYA, which had a fair value of €90.3 million upon closing of the transaction on July 1, 2020. The net assets included €128.8 million of cash and cash equivalents held in ARYA’s trust account and current liabilities of €3.9 million as well as the fair value of the warrants in the amount of €34.6 million.

In accordance with IFRS 2, the difference between the fair value of the net assets contributed by ARYA and the fair value of equity instruments provided to former ARYA shareholders is treated as an expense, resulting in a €152.8 million Share listing expense classified within the financial result (See Note 17) and an increase in equity. The 7,187,500 Immatics Warrants give the holder the right, but not the obligation, to subscribe to Immatics’ shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Those instruments were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32. Due to an option of cashless exercise of the Immatics Warrants, which gives Immatics a choice over how the warrant is settled with a settlement alternative, that results in Immatics delivering a variable number of shares. Therefore, the Immatics Warrants are accounted for as financial liability through profit and loss.

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

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs. The Company’s financial liabilities include accounts payable, other current liabilities and warrant liabilities. Immatics recognized accounts payable and other current liabilities as other financial liabilities at amortized costs.

Warrants are accounted for as derivative financial instruments and therefore as financial liabilities through profit and loss as they give the holder the right to obtain a variable number of ordinary shares. Such derivative financial instruments are initially recognized at fair value on the date on which the merger is consummated and are subsequently remeasured at fair value through profit or loss. The warrants will expire five years after the completion of the ARYA Merger or earlier upon redemption or liquidation in accordance with their terms.

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

Classification of Warrants

As of December 31, 2020, there were 7,187,500 Immatics Warrants outstanding, which were assumed as part of the ARYA Merger (see Note 3). The warrants entitle the holder to purchase one ordinary share of Immatics N.V. at an exercise price of $11.50 per share. Until warrant holders acquire the Groups ordinary shares upon exercise of such warrants, they will have no rights with respect to the Groups ordinary shares. The warrants will expire on July 1, 2025, five years after the ARYA Merger close date, or earlier upon redemption or liquidation in accordance with their terms.

As described in Note 3 ARYA Merger Immatics Warrants give the holder the right, but not the obligation, to subscribe to Immatics’ shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Those instruments were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32. Due to an option of cashless exercise of the Immatics Warrants, which gives Immatics a choice over how the warrant is settled with a settlement alternative, that results in Immatics delivering a variable number of shares. Therefore, the Immatics Warrants are accounted for as a financial liability through profit and loss.

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

17. Share listing expense and change in fair value of warrant liabilities

As described in Note 3, the ARYA Merger led to a share listing expense. Immatics issued shares with a fair value of €243.1 million to ARYA shareholders, comprised of the fair value of Immatics shares, that were issued to

ARYA shareholders of €13.53 per share. In exchange, Immatics received the identifiable net assets held by ARYA, which had a fair value upon closing of €90.3 million, comprising of cash and cash equivalents held in ARYA’s trust account partly offset by current liabilities by ARYA and financial liabilities in the amount of €34.4 million accounted for the 7,187,500 ARYA Warrants considering a fair value of the warrants of €4.82 per warrant (price of ARYA Warrants at Closing of the ARYA Merger). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the ARYA Merger, in the amount of €152.8 million, is recognized as Share listing expense presented as part of the Financial result within the Consolidated Statement of Loss. Details of the calculation of the Share listing expense are as follows:

(Euros in thousands, except share and per share data)

Description	Amount (Restated)	Number of shares/warrants
(a) ARYA Ordinary Shares	—	17,968,750
(b) Closing price of ARYA Ordinary Shares on Nasdaq as of July 1, 2020	€13.53	—
(c) Fair value of TopCo Shares issued to ARYA shareholders (a * b)	€243,071	—
(d) Outstanding ARYA Warrants	—	7,187,500
(e) Closing price of ARYA Warrants on Nasdaq as of July 1, 2020	€4.82	—
(f) Fair value of outstanding ARYA Warrants (d * e)	€34,644	—
(g) Cash and cash equivalents held in ARYA’s trust account	€128,849
(h) Current liabilities by ARYA	€3,921
ARYA’s identifiable net assets (g-f-h)	€90,284	—
IFRS 2 Expense on the closing date	€152,787	—

Upon closing of the ARYA Merger, ARYA Warrants were converted into Immatics Warrants. The financial liability for the Immatics Warrants is accounted for at fair value through profit and loss. The fair value of warrants decreased from €4.82 per warrant as of July 1, 2020 to €2.35 per warrant as of December 31, 2020. The result is a decrease in fair value of warrant liabilities of €17.8 million for the year ended December 31, 2020.

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

As described in Note 1 and Note 3, Immatics N.V. was founded in 2020 with a share capital of €0.01 after the Reorganization. On July 1, 2020, upon closing of the ARYA Merger, Immatics N.V. had 62,908,617 outstanding ordinary shares with a par value of €0.01, resulting in a share capital of €629 thousand. In 2020, the ARYA Merger and PIPE Financing led to an increase in share premium by €327.8 million. As of December 31, 2020, the total number of ordinary shares of Immatics N.V. outstanding is 62,908,617 with a par value of €0.01.

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

A reconciliation between taxes on income reflected on the Consolidated Statement of Loss and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Year ended December 31,
	2020 (Restated)	2019	2018
	(Euros in thousands)
Loss before tax	(211,841)	(32,487)	(32,355)
Expected tax benefit	61,646	9,454	9,415
Effects
Difference in tax rates	(2,582)	(1,875)	(1,373)
Non-deductible tax-expenses	(599)	(61)	(70)
Government grants exempted from taxes	45	8	853
Permanent Differences	(39,288)	—	—
Non-recognition of deferred taxes on tax losses and temporary differences	(19,222)	(7,526)	(8,825)

Taxes on income	—	—	—

The main permanent difference relates to the Share listing expense of €153 million, which does not have a corresponding taxable expense. Other permanent differences include transaction cost directly attributable and incremental to capital raises and expenses for equity-settled share-based compensation as well as the change in fair value of the financial liabilities for the warrants.

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

Market risk and currency risk of warrants

The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognised at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.7 million with a corresponding effect in the equity.

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. Dollar while the functional currency of Immatics N.V. is Euro. A reasonably increase (decrease) in the U.S. Dollar / Euro exchange rate by 10%, with all other variables held constant, would lead to a gain (loss) before tax of €1.9 million / (1.5 million) with a corresponding effect in the equity.

The risks associated with our warrants result in non-cash, non-operating financial statement effects and have no impact on the Company’s cash position, operating expenses or cash flows.

24.	Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	December 31, 2020 (Restated)	December 31, 2019	December 31, 2020 (Restated)	December 31, 2019
Financial assets
Short-term deposits*	other financial assets at amortized cost	24,448	16,023	24,448	16,023
Positive market value forward contracts*	At fair value through profit or loss (FVTPL)	914	—	914	—
Accounts receivable	other financial assets at amortized cost	1,250	957	1,250	957
Other current/non-current assets	other financial assets at amortized cost	1,586	1,710	1,586	1,710

Total financial assets**		28,198	18,690	28,198	18,690

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	10,052	7,082	10,052	7,082
Other current liabilities	other financial liabilities at amortized cost	2,025	1,288	2,025	1,288
Other financial liabilities	At fair value through profit or loss (FVTPL)	16,869	—	16,869	—

Total financial liabilities		28,946	8,370	28,946	8,370

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

The following methods and assumptions were used to estimate the fair values: All financial assets, except for derivatives, which are categorized Level 2, are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. All financial liabilities are also categorized Level 1.

The Company accounted for the warrants issued to investors with an option to choose over how it is settled as a current liability according to provisions of IAS 32. The Company measured the warrants at fair value by using the Euro equivalent of the closing price of warrants at NASDAQ. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s consolidated statement of loss as financial income or expense, as appropriate. The warrants were classified as level 1.

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

Date: October 28, 2021

Immatics N.V.

By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director