Form 20-F
period 2021-12-31
Immatics N.V.
filed 2022-03-23
CIK 1809196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.01 per share: 62,926,816
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise stated or the context otherwise indicates, (i) references to the “company”, “we”, “our” or “us” refer to Immatics N.V., together with its subsidiaries, including Immatics Biotechnologies GmbH; (ii) references to “Immatics” refer solely to Immatics N.V.; and (iii) references to “Immatics OpCo” refer solely to Immatics Biotechnologies GmbH. Immatics N.V. is a Dutch public limited liability company (
naamloze vennootschap
) incorporated on March 10, 2020 and the holding company of Immatics Biotechnologies GmbH, a German biopharmaceutical company incorporated in 2000 focused on the development of T cell receptor-based immunotherapies for the treatment of cancer. Immatics Biotechnologies GmbH holds all material assets and conducts all business activities and operations of Immatics N.V.
Trademarks, Service Marks
The Immatics logo

, Immatics
®
, XPRESIDENT
®
, ACTengine
®
, ACTallo
®
, ACTolog
®
, XCEPTOR
™
, TCER
™
, AbsQuant
™
, IMADetect
™
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

•
our expectations regarding
geo-political
actions and conflict, war and terrorism, including the recent conflict between Russia and Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets;

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
A. [Reserved]
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
D. Risk Factors
Risk Factors Summary
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

•
We have a history of operating losses and expect to continue to incur losses and will need additional capital to fund our operations and complete the development and commercialization of our product candidates.

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
We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from operations. We have incurred net losses in each year since inception, including consolidated net losses of €93.3 million, €211.8 million and €32.5 million for the years ended December 31, 2021, 2020 and 2019 respectively. As of December 31, 2021, we had accumulated consolidated losses of €537.8 million. We do not expect to generate any meaningful revenue from commercializing products for the foreseeable future. We expect to incur significant additional operating losses in the future as we continue and expand our research and development efforts for our product candidates.
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
We do not know when or whether we will become profitable. We have no products approved for commercial sale and have not generated revenue from operations. To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and commercializing one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, making regulatory submissions, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products, manufacturing any approved products and achieving market acceptance for any approved products. We may never succeed in these activities. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.
Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability.
Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. After we achieve profitability, if ever, we expect to continue to engage in substantial research and development activities and to incur substantial expenses to develop, manufacture and commercialize additional product candidates. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability.
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
Our operations have consumed substantial amounts of cash since inception. The development of biotechnology product candidates is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future product candidates. Our expenditures in the foreseeable future may include costs associated with conducting research and development activities, conducting preclinical studies and clinical trials, obtaining regulatory approvals, undertaking commercialization activities, establishing our sales and marketing capabilities, manufacturing and selling approved products and potentially acquiring or in-licensing
new technologies.

As of December 31, 2021, we had €145.1 million in cash and cash equivalents and other financial assets. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

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
Additional funds may not be available when we need them or on terms that are acceptable to us. In addition, market volatility resulting from the
COVID-19
pandemic and other factors could also adversely impact our ability to access capital as and when needed. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development efforts.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our intellectual property or product candidates on unfavorable terms.
Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our research and development efforts.
We may expend our resources to pursue particular product candidates and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial resources and personnel, we focus on the development of specific product candidates based on our product development strategy. As a result, we may forgo or delay the pursuit of other product candidates that later prove to have greater commercial potential. Decision making about which product candidates to prioritize involves inherent subjectivity and/or uncertainty. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Failure to properly assess potential product candidates could result in our focus on product candidates with low market potential, which would harm our business and financial condition. Our spending on current and future research programs and product candidates for specific indications may not yield any commercially viable product candidates. In addition, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
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
Both Immatics OpCo and Immatics US, Inc. (“Immatics US”) incurred significant losses in the past and therefore are entitled to use net operating loss carryforwards. As of December 31, 2021, we had German federal net operating loss carryforwards of €219.8 million and Immatics US had U.S. federal net operating loss carryforwards of €135.6 million. German federal net operating loss carryforwards and U.S. federal net operating loss carryforwards arising in taxable years ending after December 31, 2017 do not expire, whereas U.S. federal net operating loss carryforwards arising before or in taxable years ending December 31, 2017 will begin to expire in 2027. Limitation on tax loss carry forwards in the US Inc. is 80% of each subsequent year`s net income starting with losses generated after January 1, 2018 and 60% of each subsequent year`s net income in Immatics OpCo. These have an indefinite carry forward period, but no carry back option. The operating loss carryforwards are subject to various limitations, including limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) if Immatics US has a cumulative change in ownership of more than 50%

within a three-year period. Further, due to our limited income, there is a high risk that our operating loss carryforwards will expire in part and cannot be used to offset future taxable income.
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
While this marker is found on approximately
40-50%
of individuals in North America and Europe, it is less frequent in other populations, such as China or Japan. If human leukocyte antigen (“HLA”) screening for a patient shows that
HLA-A*02
is not expressed, he or she cannot be treated with our current product candidates. Second, the prevalence of the targets addressed by IMA201, IMA202 and IMA203 differs between different tumor entities. For a given patient, a biomarker assay must be performed in order to find out whether he or she expresses one of the targets and can be treated with one of our product candidates. We cannot be certain that the anticipated and assumed target prevalence rates are confirmed in the patient populations of our Phase 1 trials, and lower target prevalence rates may be experienced. Third, further eligibility criteria are in place to ensure that the patients can tolerate and potentially benefit from the treatment. Thus, only a few of the patients screened for our clinical trials will receive cellular products. Patients may therefore be hesitant to consent to our trials, and overall, many more patients will have to be screened to treat the targeted number of patients. It is uncertain how many more patients we will be required to screen. If the required number of patient screenings is much higher than anticipated, our clinical trial costs may increase. We may combine two or more product candidates into multi-target trials to mitigate this risk. However, we cannot be certain whether this measure will be effective in enhancing recruitment.
Our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some eligible patients may instead opt to enroll in a competitor’s trial. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Enrolling patients at the same sites as our competitors may compromise the quality and conclusiveness of our clinical data by introducing bias. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any clinical trial. In addition, potential enrollees in our ACT trials with IMA201, IMA202 or IMA203 may opt to participate in other clinical trials because of the length of time between the time that their tumor is analyzed, and the cellular product is manufactured and infused back into the patient. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

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
Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. In addition, some of our product candidates are developed or intended to be used in combination with other therapies. When used in combination, the severity and frequency of undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies and the nature of undesirable side effects may be different than such side effects when the therapies are used as monotherapies.
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

Any of these events could prevent us from achieving or maintaining regulatory approval and market acceptance of our product candidates and could substantially increase commercialization costs.
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
For example, our studies of cellular therapies in patients without any indicated
standard-of-care
treatment utilize an “open-label, single arm,
dose-escalation/de-escalation”
trial design. An open-label, single arm,
dose-escalation/de-escalation
trial is one where both the patient and investigator know what investigational treatment (monotherapy or combination) at which dose the patient is receiving. This trial design has the potential to create selection bias by encouraging the investigators to enroll a more favorable patient population (for example, indications better suitable for immunotherapies, fitter patients, fewer prior therapies) compared to a broader patient population. In our current Phase 1 clinical trials, investigators have significant discretion over the selection of patient participants. As the trials continue, the investigators may prioritize patients with more progressed forms of cancer and/or worse general health condition than the initial patient population, based on the safety/success or perceived safety/success of that initial population. Patients with more progressed forms of cancer or worse general health conditions may experience more and/or worse adverse events or be less responsive to treatment, and accordingly, interim or final safety and efficacy data may show an increase in frequency or severity of adverse events and/or a decline in patient response rate or change in other assessment metrics. As the trials continue or in subsequent trials, investigators may shift their approach to the patient population, which may ultimately experience more and/or worse adverse events and/or result in a decline in both interim and final efficacy data from the preliminary data, or conversely, a decrease in frequency and/or severity of adverse events or an increase in final efficacy data following a decline in the interim efficacy data, as patients with more progressed forms of cancer or worse general health condition are cycled out of the trials and replaced by patients with less advanced forms of cancer or with better general health conditions. This opportunity for investigator selection bias in our trials as a result of open-label design, which is standard in dose-escalation/

de-escalation
trials, may not be adequately handled and may cause a decline in or distortion of clinical trial data from our preliminary results. Any future trial which utilizes an open-label design is similarly susceptible to such bias.
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

We have collaboration agreements and license agreements with, for example, MD Anderson, Genmab, Celgene Corporation, Bristol-Myers Squibb (“BMS”), and GlaxoSmithKline (“GSK”). These agreements provide us with important funding for our development programs and technology platforms. If our therapeutic programs and related collaborations do not result in the successful development and commercialization of products or if one of our collaborators or licensors terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments associated with such collaboration or license arrangement. For example, our collaboration agreements with Amgen and with MorphoSys AG were terminated in 2021, and our collaboration agreement with
Hoffmann-La
Roche Ltd and
Hoffmann-La
Roche Inc. was terminated in 2020. As a result, we will not receive any future milestone or royalty payments under these collaborations. In addition, any termination of an agreement by the relevant collaborators could affect our ability to develop further such product candidates or adversely affect how we are perceived in scientific and financial communities. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators.
In our collaboration arrangements, we depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as used in our product candidates, adverse events with their product candidates could negatively affect our product candidates. Any of these developments could harm our product development efforts.
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
We are dependent or may depend in the future on patents,
know-how
and proprietary technology licensed from others. We may also enter into additional license agreements that are material to the development of our product candidates. Our current license agreements impose, and future agreements may impose, various development, diligence, commercialization and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. Disputes may arise between us and our licensors and licensees regarding intellectual property subject to a license agreement, including those related to:

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
Our business could be adversely affected by health epidemics in regions where we have clinical trial sites or other business operations; epidemics could also cause significant disruptions in the operations of third-party manufacturers and CROs upon whom we rely. Our operations, similar to those of other life sciences companies, have been impacted by the
COVID-19
pandemic. The outbreak has resulted in governments implementing numerous measures to contain the
COVID-19
pandemic, which although many have been relaxed in certain jurisdictions, are subject to change and the respective government authorities may tighten the restrictions at any time.

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
As the
COVID-19
pandemic continues to evolve, we believe that the extent of its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, at this time, the
COVID-19
pandemic’s ultimate impact on our results of operations, cash flows and financial position cannot be reasonably predicted. Any disruption of our clinical trials, suppliers or contract manufacturers, closures of facilities, such as clinical trial sites, would delay the development of our product candidates. There are no comparable recent events that provide guidance as to the likely effect of the
COVID-19
pandemic, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. However, the
COVID-19
pandemic could have a material adverse effect on our business, results of operations, financial condition and prospects and heighten many of our known risks described in this “D. Risk Factors” section.
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
Additionally, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the United Kingdom. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and may be modified or revoked in the interim. Should the European Commission modify or revoke its adequacy determination, the United Kingdom may become an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom would require a “transfer mechanism,” such as the standard contractual clauses. In the future there may be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA.
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
We do not carry insurance for all categories of risks that our business may encounter, and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. If we obtain marketing approval for any product candidates that we or our collaborators may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts. Required coverage limits for such insurances are difficult to predict and may not be sufficient. If potential losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop. Additionally, operating as a public company will make it more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult to attract and retain qualified individuals to serve on our board of directors (the “Board”) or the Board committees.
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

•
business interruptions resulting from
geo-political
actions and conflict, war and terrorism, including the recent conflict between Russia and Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets; and

•	business interruptions resulting from natural disasters including earthquakes, typhoons, floods and fires.
In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may pose certain implications to our research, commercial and general business operations, including the approval and supply of our product candidates. The Trade and Cooperation Agreement between the United Kingdom and the European Union is comprehensive but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and the European Union.
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
We are required to disclose changes made in our internal controls and procedures and assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We could be an “emerging growth company” for up to five years from ARYA Sciences Acquisition Corp.’s initial public offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Related to Ownership of Our Securities
The market price of our securities has been and may continue to be volatile and may fluctuate due to factors beyond our control
The market price of shares of our securities has been and may continue to be subject to wide fluctuations in response to many risk factors listed in this “D. Risk Factors” section, and others beyond our control, including:

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
As of January 31, 2022, we had outstanding 7,187,500 warrants to purchase an equivalent number of our ordinary shares at an exercise price of $11.50 per ordinary share. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our ordinary shares may be issued in the future. We cannot quantify the number of ordinary shares that will be issued in connection with the exercise, if any. However, the issuance of ordinary shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our ordinary shares and could materially affect the trading price of our ordinary shares.
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
Certain shareholders have representation on the Board, and have a substantial degree of influence over us, which could delay or prevent a change of corporate control or result in the entrenchment of our management and/or directors.
Two of our principal shareholders, ARYA Sciences Holdings (“ARYA Sponsor”) and dievini Hopp BioTech holding GmbH & Co. KG, are represented on the Board. As a result, such shareholders may be able to significantly influence the outcome of matters submitted for director action, subject to obligation of the Board to act in the interest of all of our stakeholders, and for shareholder action, including the appointment of the Board and approval of significant corporate transactions, including business combinations, consolidations and mergers.
To the extent that the interests of our principal shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that our principal shareholders may seek to pursue. The influence of such shareholders over us and our management could also have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of our company, which could cause the market price of our securities to decline or prevent our shareholders from realizing a premium over the market price for our securities. Additionally, ARYA Sponsor is controlled by Perceptive Advisors LLC and its affiliates (“Perceptive”), which is in the business of making investments in companies and which may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. Perceptive may also pursue acquisition opportunities that may be complementary to (or competitive with) our business, and as a result those acquisition opportunities may not be available to us.
We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands.
We are organized and existing under the laws of the Netherlands, and, as such, Dutch private international law governs the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.
As of the date of this Annual Report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, the Hague Convention on Choice of Court Agreements has entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (
behoorlijke rechtspleging
), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands.However, even if such a foreign judgment is given binding effect, a claim based on that foreign judgment may still be rejected if the foreign judgment is not or no longer formally enforceable.
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
Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that our shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove the Board at the time of such acquisition bid.
Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in the composition of the Board. These provisions include:

•
a provision that our directors can only be appointed on the basis of a binding nomination prepared by the Board or by one or more shareholders who individually or jointly represent at least 10% of our issued share capital, which can be overruled by a two-thirds
majority of votes cast representing more than half of our issued share capital;

•
a provision that our directors can only be dismissed by the general meeting by a two-thirds
majority of votes cast representing more than half of our issued share capital, unless the dismissal was proposed by the Board, in which latter case a simple majority of votes cast would be sufficient;

•	a requirement that certain matters, including an amendment of our articles of association, may only be resolved upon by our general meeting if proposed by the Board; and

•
a provision implementing a staggered board, pursuant to which only one class of Directors, will be elected at each general meeting, with the other classes continuing for the remainder of their respective terms.

Furthermore, in accordance with the Dutch Corporate Governance Code, or DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted the Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), the Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, the Board shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.
Moreover, the Board can invoke a
cooling-off
period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off
period, our general meeting cannot dismiss, suspend or appoint directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of the Board. During a cooling-off
period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off
period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off
period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off
period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off
period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•
the Board, in light of the circumstances at hand when the
cooling-off
period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

•	the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

•
other defensive measures, having the same purpose, nature and scope as the cooling-off
period, have been activated during the
cooling-off
period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

Such provisions could discourage a takeover attempt and impair the ability of shareholders to benefit from a change in control and realize any potential change of control premium. This may adversely affect the market price of our securities. See “Item 10. Additional Information—B. Memorandum and Articles of Association”.

Our shareholders may not have any preemptive rights in respect of future issuances of our ordinary shares.
In the event of an increase in our share capital by way of an issuance of ordinary shares, holders of ordinary shares are generally entitled under Dutch law to full preemptive rights, unless these rights are limited or excluded either by a resolution of the general meeting or by another corporate body designated by the general meeting, or where shares are issued to our employees or a group company (i.e., certain affiliates, subsidiaries or related companies) or paid up by means of a non-cash
contribution, or in case of an exercise of a previously acquired right to subscribe for shares. The same preemptive rights apply when rights to subscribe for shares are granted.
Pursuant to our resolution of the general meeting dated June 30, 2020, the Board is irrevocably authorized for a period of five years from the date of the Business Combination to limit or exclude preemptive rights on our ordinary shares up to 100% of the number of our ordinary shares in our authorized share capital (from time to time). Accordingly, holders of our ordinary shares may not have any preemptive rights in connection with, and may be diluted by, an issue of new ordinary shares and it may be more difficult for a shareholder to obtain control over the general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Further, certain of our ordinary shareholders outside the Netherlands, in particular, U.S. ordinary shareholders, may not be allowed to exercise preemptive rights to which they are entitled, if any, unless a registration statement under the Securities Act is declared effective with respect to ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available. Preemptive rights do not exist with respect to the issue of financing preferred shares and holders of financing preferred shares have no preemptive right to acquire newly issued ordinary shares.
We are not obligated to and do not comply with all the best practice provisions of the DCGC. This could adversely affect the rights of our shareholders.
As a Dutch public company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the Board and the general meeting and matters in respect of financial reporting, auditors, disclosure compliance and enforcement standards.
The DCGC is based on a “comply or explain” principle. Accordingly, companies must disclose in their statutory annual reports whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with those provisions (for example, because of a conflicting Nasdaq requirement), that company would be required to give the reasons for such non-compliance.
The DCGC applies to Dutch companies listed on a government recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq.
We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the Nasdaq and U.S. securities laws applicable to us, or because we believe such provisions do not reflect customary practices of global companies listed on Nasdaq. This may affect the rights of our shareholders and our shareholders may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.
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
We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the application of US GAAP, as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents
of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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

We could be an emerging growth company for up to five years from ARYA Sciences Acquisition Corp.’s initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates
equals or exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end); or, if we issue more than $1.0 billion in non-convertible
debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company and if we are no longer an FPI, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.
Risks Related to Taxation
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
We may become taxable in a jurisdiction other than Germany, and this may cause us to be subject to increased and/or different taxes than we expect.
Since our incorporation, we have had, on a continuous basis, our place of effective management in Germany. Therefore, we believe that we are a tax resident of Germany under German national tax laws. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands under Dutch national tax laws. However, based on our current management structure and the tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the 2012 convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income.
The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the tie-breaker
reservation under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), may result in us becoming (also) a tax resident of another jurisdiction (other than Germany), potentially also triggering an exit tax liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
If we ever pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.
We have no plan to declare or pay any dividends on our ordinary shares in the foreseeable future. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch
resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch
residents with a permanent establishment in the Netherlands to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur upon a payment of dividends.
Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the MLI with respect to the tie-breaker
provision included in Article 4(3) of the double tax treaty between Germany and the Netherlands (the “MLI tie-breaker
reservation”). If Germany changes its MLI
tie-breaker
reservation, we will not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands, may be subject to withholding tax both in Germany and the Netherlands.
In addition, a proposed law is currently pending before the Dutch parliament, namely the Emergency act conditional exit dividend tax (Spoedwet conditionele eindafrekening dividendbelasting) which would, if enacted, impose a dividend withholding (exit) tax on certain deemed distributions if we cease to be a Dutch tax resident and become a tax resident of a jurisdiction that is not a member of the EU or the EEA, when such jurisdiction does not satisfy certain conditions. In some cases, we would have a right to recover the amount of tax from our shareholders when such shareholder is not entitled to an exemption. If enacted in the form in which it is presently pending before the Dutch parliament, the proposed law will have retroactive effect to December 8, 2021.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
We were incorporated as a Dutch private limited liability company (
besloten vennootschap met beperkte aansprakelijkheid
) under the name Immatics B.V. on March 10, 2020 solely for the purpose of effectuating the business combination (the “Business Combination”) between us, ARYA Sciences Acquisition Corp., a Cayman Islands exempted company (“ARYA”), Immatics Biotechnologies GmbH, a German limited liability company, Immatics Merger Sub 1, a Cayman Islands exempted company, and Immatics Merger Sub 2, a Cayman Islands exempted company. Upon the closing of the Business Combination on July 1, 2020, we converted into a Dutch public limited liability company (
naamloze vennootschap
) and changed our name to Immatics N.V.
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
We are registered in the Commercial Register of the Chamber of Commerce (
Kamer van Koophandel
) in the Netherlands under number 77595726. We have our corporate seat in Amsterdam, the Netherlands and our registered office is at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany, and our telephone number is +49 (7071)
5397-0.
Our executive office in the United States is located at Immatics US, Inc., 2130 W. Holcombe Boulevard, Houston, Texas, 77030 and our telephone number is +1 (346)
204-5400.
B. Business Overview
Overview
We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our mission is to deliver the power of T cells to cancer patients. By developing
TCR-based
immunotherapies that are designed to provide a meaningful impact on the lives of cancer patients, we aim to achieve effects beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, employees, shareholders and partners.
By utilizing
TCR-based
therapeutics, we are capable of directing T cells not only to targets on the surface of the cancer cell but also to intracellular cancer targets that are not
accessible through classical antibody-based or
CAR-T
therapies. We believe that by identifying true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.
We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current pipeline presented in
Figure 1
identifies of eight proprietary, fully owned therapeutic programs, three of which are being evaluated in clinical trials. In addition, we are collaborating with world-leading partners, including Bristol Myers Squibb (“BMS”), GlaxoSmithKline (“GSK”) and Genmab, to develop nine additional therapeutic programs covering ACT and Bispecifics.

Figure 1. Immatics Therapeutic Pipeline

Adoptive Cell Therapy
Our clinical product class ACTengine is based on genetically modifying a patient’s own T cells to express a novel proprietary TCR, an approach also known as
TCR-T.
The modified T cells are then reinfused into the patient to specifically engage with the tumor. We believe that ACTengine is a potent therapy designed to deliver patient benefit even in advanced-stage disease, which is often accompanied with high tumor burden that can be difficult to treat.
We are currently developing three ACTengine product candidates in Phase 1 clinical trials:

•
IMA203:
IMA203 T cells target a peptide derived from the preferentially expressed antigen in melanoma (“PRAME”) in patients with relapsed and/or refractory solid tumors. The Phase 1 clinical trial investigating IMA203 as monotherapy focuses on a basket of solid tumor indications with a high prevalence of PRAME expression, including melanoma, uveal melanoma, uterine cancers (endometrial cancer and uterine carcinoma), ovarian cancer, subtypes of sarcoma and squamous NSCLC.

In November 2021, we reported interim data from the Phase 1 dose-escalation stage of our IMA203 clinical trial. As of data cutoff, October 5, 2021, 18 patients were treated with IMA203 T cells during the ongoing dose escalation phase of the trial. All 16 patients who were evaluable for efficacy assessment were heavily pretreated (median of 4 lines of systemic pre-treatments),
entered the clinical trial with recurrent and/or refractory disease (most had high disease burden) and all received doses below 1 billion of transduced T cells. With respect to safety, we did not observe additional dose limiting toxicities (“DLT”) beyond the single, previously disclosed DLT at dose level 2 that was fully resolved within 48 hours. The most frequent treatment emergent adverse events (“TEAE”) included expected transient cytopenia associated with lymphodepletion and transient low to moderate cytokine release syndrome (“CRS”) or immune effector cell associated neurotoxicity syndrome (“ICANS”). Despite dosing at levels below 1 billion transduced T cells, we observed disease control in 94% of patients and objective responses according to Response Evaluation Criteria In Solid Tumors (“RECIST1.1”) in 50% of patients including confirmed and unconfirmed partial responses (“PR”). 62% of patients treated at doses above the lowest dose level experienced objective partial responses, which were observed in patients with multiple solid cancer including synovial sarcoma, malignant melanoma, uveal melanoma and head and neck cancer. As of data cutoff, partial responses were confirmed in subsequent scans in two synovial sarcoma patients and one uveal melanoma patient. Patient treatment of the Phase 1a dose escalation cohort has been completed and a provisional recommended Phase 2 dose (“RP2D”) was determined at dose level 4. As a next step, we plan to expand the trial into 3 cohorts: treating patients with IMA203 as monotherapy, IMA203 in combination with a checkpoint inhibitor and IMA203CD8 which is a next-generation
TCR-T
where IMA203 cells are
co-transduced
with a CD8
co-receptor.

•
IMA201 and IMA202:
IMA201 and IMA202 T cells are designed to target a peptide derived from melanoma-associated antigen 4 and/or 8 (“MAGEA4/A8”) and a peptide derived from melanoma-associated antigen 1 (“MAGEA1”), respectively, in patients with relapsed and/or refractory solid tumors.

In November 2021, we reported interim data from the Phase 1 dose-escalation stage of our IMA201 and IMA202 clinical trials. As of data cutoff, September 17, 2021, 12 patients have been treated. 8 out of 12 patients showed disease control. Tumor shrinkage was observed in 6 patients, but no objective responses according to RECICST 1.1. up to data cutoff were observed. All TEAEs were transient and manageable. No DLTs or higher grade CRS/ICANS were observed. Both trials continue to recruit patients through the dose escalation phase of the trials. Upon the conclusion of the dose escalation phase, we plan to evaluate future development options for IMA201 and IMA202.
In addition to our clinical-stage ACT product candidates, we are also building a pipeline of preclinical product candidates. IMA204 is our ACTengine product candidate designed to target COL6A3 exon 6, which is a novel, proprietary tumor stroma target. The rigid stroma and the immunosuppressive microenvironment of solid tumors play a crucial role in tumor initiation, progression and metastasis by providing a protective layer against the body’s immune system and pose an obstacle to T cell accessibility and activity. We believe that targeting this compartment could provide a novel approach for the treatment of many solid tumors and anticipate submitting a clinical trial application (“CTA”) and/or Investigational New Drug Application (“IND”) for IMA204 YE2022. We are also developing an allogeneic platform ACTallo, which is in preclinical development. Additionally, we are advancing five preclinical ACT programs in strategic collaborations with our industry-leading partners, BMS and GSK.
All our clinical-stage ACTengine product candidates are manufactured utilizing our proprietary manufacturing process. We have developed this process with the objective of generating “young” T cells to enhance T cell engraftment and persistence in vivo
. Manufacturing for our clinical trials is conducted by Immatics personnel at a facility operated by University of Texas at the cGMP facility at UTHealth Evelyn H. Griffin Stem Cell Therapeutics Research in Houston, Texas.
Bispecifics
In addition to our ACT pipeline, we are also developing Bispecific T cell engaging receptors. Our proprietary TCR Bispecifics (TCER) are engineered
“off-the-shelf”
biologics. They are designed to bind patients’ circulating T cells and move them into close proximity to the cancer cells to destroy them. The clinical effectiveness of TCR Bispecifics in solid tumors was evidenced by the FDA’s recent approval of KIMMTRAK for treatment of metastatic uveal melanoma patients. TCER molecules consist of (1) a high affinity TCR that directly recognizes cancer cells, (2) a T cell recruiter with balanced, lower affinity, and (3) a Fc domain. Balanced affinities of the TCR and T cell recruiter are designed for advanced biodistribution and activation of the T cells at the tumor site instead of the periphery, which we believe thereby reduces or eliminates immune-related toxicities like cytokine release syndrome and potentially allows for higher dosing. The Fc domain confers improved pharmacokinetics (extended half-life) and stability. We believe balanced affinities as well as extended half-life are important factors to achieve potent and durable anti-tumor activity.
We are currently developing
two-fully
owned TCER candidates and one TCER candidate in a strategic collaboration with Bristol Myers Squibb. The lead product candidate IMA401 is
CTA-stage
and expected to enter clinical development in the first half of 2022.

•
IMA401:
IMA401 is directed against a peptide derived from MAGEA4/8, which is highly prevalent in multiple solid tumors including squamous NSCLC and HNSCC. After completion of preclinical development and CTA submission, the German regulatory authority Paul-Ehrlich-Institute (“PEI”) approved the clinical trial application in February 2022. The clinical trial is planned to commence in the first half of 2022 and will enroll patients across various solid tumor types. IMA401 will be developed in collaboration with Bristol Myers Squibb. The license, development and commercialization agreement was associated with an upfront payment of $150 million, milestone payments of up to $770 million and tiered double-digit royalties. We will conduct a phase 1a clinical trial for IMA401 and retain the options to co-fund
U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote
IMA401 in the U.S..

•
IMA402:
IMA402 is directed against a peptide derived from the preferentially expressed antigen in melanoma (“PRAME”) which is highly prevalent in a broad range of solid tumor indications. Following demonstration of anti-tumor activity in pre-clinical
models, we initiated GMP manufacturing development for the lead candidate and we anticipate production of the clinical GMP batch in 2022 and initiation of Phase 1 in 2023.

•	IMA40X: IMA40X is directed against a peptide derived from an undisclosed antigen relevant for solid cancers. The product candidate is in preclinical development.
In addition to the TCER programs above, we are developing three additional antibody and
TCR-based
Bispecific immunotherapies in strategic collaborations with Genmab.
We are addressing the needs of solid tumor patients at different stages of disease by developing two
TCR-based
modalities with distinct mechanisms of action: ACT and TCR Bispecifics. Both modalities offer a complementary profile. We believe that ACT has the potential to improve patient benefit even in advanced-stage disease, which is often accompanied with a high tumor burden that is difficult to treat with other approaches but requires specialized medical centers and a more intricate personalized autologous supply chain. In contrast, TCER are intended for the treatment of cancer patients at earlier stage of disease or in advanced-stage cancer patients with reduced tumor burden. Due to their off-the-shelf
availability and supply chain efficiencies, we believe TCER could present favorable commercial characteristics that could enable the treatment of a broader patient group without the need of specialized medical centers analogous to classical antibody-based biologics. In contrast to ACT, TCER will require multiple rounds of re-dosing
but is intended to be used in the outpatient setting.
Our Platforms
Our pipeline has been built using our proprietary technology platforms that are highly differentiated and customized for our immuno-oncology target and TCR discovery.
Our technology platform XPRESIDENT identifies cancer peptide targets through high-throughput ultra-sensitive quantitative mass spectrometry. These peptide targets are presented at significant levels on native tumor tissue but not, or to a far lesser extent, on healthy tissue. Once a suitable target is identified, we leverage our proprietary TCR discovery platform XCEPTOR to develop and engineer cognate TCRs against these targets. Our technologies enable us to differentiate between favorable and less favorable targets and TCRs early during preclinical development, which allows us to focus and advance only what we determine are the most promising TCR candidates towards clinical trial application.
Utilizing our technology platforms, we strategically designed our pipeline. We initially developed the most relevant epitopes originating from well-known cancer testis antigens (MAGEA4/8, MAGEA1 and PRAME) and their cognate TCRs for ACT applications, which we complemented with an optimized TCR Bispecific against the same targets that aim to support cancer patient at different stages of disease via a different mechanism of action. We then leverage the full potential of our technology platforms to turn towards developing novel, so-far
less described targets (such as COL6A3). We are developing a total of nine targets originating from our discovery platform in major strategic collaborations with industry players including BMS, GSK and Genmab. The breadth of our technology platforms, building on a pool of more than 200 prioritized targets, provides the basis for developing product candidates for patients expressing not only
HLA-A*02
but also other HLA types. Our platform also allows for the further development of proprietary and partnered assets.
Our Team
Our management team includes the creators and developers of our core technologies, medical experts and accomplished business leaders. Our management team brings extensive experience in oncology, preclinical and clinical research and development, CMC expertise, regulatory and compliance, commercial strategy and corporate development, having held senior positions in such companies as GSK, Roche, Amgen, Micromet, BioNTech and others.

Operations
Administration, research and development operations are conducted at three sites in Germany and two sites in Houston, Texas. Moreover, ACT manufacturing is performed in collaboration with University of Texas Health at the cGMP facility at UTHealth Evelyn H. Griffin Stem Cell Therapeutics Research in Houston, Texas.
Our Strategy
Our mission is to deliver the power of T cells to cancer patients. We seek to execute the following strategy to develop
TCR-based
immunotherapies for the treatment of cancer, maximizing the value of our technology platforms and the broad portfolio of product candidates:

•
Advance our pipeline of ACTengine product candidates through clinical development.
Our ACTengine IMA200
TCR-T
programs include three product candidates (IMA201, IMA202, IMA203) in Phase 1 clinical trials investigating safety, tolerability, biological and clinical activity in patients with various types of solid tumors. In November 2021, we reported interim data from the ongoing Phase 1 dose-escalation stage of these clinical trials. We showed biological activity, a manageable safety profile, and early signs of anti-tumor activity. For IMA203, we demonstrated objective responses in 62% of evaluable patients treated at intermediate dose levels. Three partial responses were confirmed thereafter. As a next step, we plan to complete the dose escalation phase of the trial, evaluate the objective response rate (“ORR”) and assess duration of response at target dose in three cohorts: IMA203 monotherapy; IMA203 combination with checkpoint inhibition; and monotherapy with our 2 nd
generation IMA203CD8 product candidate engaging both CD8 and CD4 cells. We also intend to complete dose escalation for the IMA201 and IMA202 trials and move our IMA204 preclinical product candidate towards CTA or IND. Upon completion of the dose escalation phase, we will reevaluate whether to continue pursing IMA202 and IMA201 as product candidates. Moreover, we continue to actively investigate multiple next-generation enhancement and combination strategies beyond CD8 co-transduction
to render ACTengine T cells even more potent to combat solid tumors.

•
Advance our preclinical TCR Bispecifics pipeline towards clinical application
. We intend to continue advancing the TCER programs IMA401, IMA402 and IMA40X towards CTA or IND and into clinical development. In February 2022, the PEI approved the clinical trial application for IMA401. The clinical trial is planned to commence in the first half of 2022. IMA401 will be developed in collaboration with BMS. We anticipate continuing cGMP development and
IND-enabling
activities for IMA402 in 2022, targeting manufacturing of the clinical batch in 2H2022 and CTA submission in 1H2023. Moreover, we will continue development of IMA40X which is preclinical stage.

•
Leverage the full potential of PRAME
. After having demonstrated high anti-tumor activity and objective response targeting PRAME in metastatic solid cancer patients in the IMA203 study, we intend to exploit the full potential of PRAME by: (1) focusing and accelerating the development of IMA203 towards pivotal trials, (2) extending the
HLA-A*02:01
patient population that might benefit from an anti-PRAME therapy by developing an off-the-shelf
biologic TCER IMA402 via a different mechanism of action without the requirement for highly specialized medical centers and (3) expanding beyond
HLA-A*02
by investigating new
target-TCR
pairs for PRAME epitopes binding to other HLA types.

•
Further enhance our manufacturing capabilities.
Our proprietary ACTengine manufacturing process is generating cell product candidates leading to objective responses at doses below 1 billion transduced T cells in the IMA203 trial. Manufactured T cells have shown to infiltrate the patient’s tumor and function in the solid tumor microenvironment. With a manufacturing time of approximately one week, we are able to manufacture T cells that are of a young phenotype with a high proliferative capacity. We are continuing to advance our proprietary manufacturing. Capacities of our current GMP facilities are sufficient to serve all of our ongoing pilot trials. Following the demonstrated clinical activity of IMA203, we will now evaluate our future manufacturing strategy including but not limited to building or acquiring a fully integrated in-house
manufacturing facility to maintain full control over drug supply in the future.

•
Leverage the full potential of strategic collaborations
. We actively seek to enter strategic collaborations with industry leading partners to supplement our proprietary pipeline and are presently developing eight targets and one TCR Bispecific in collaborations with industry-leading partners including Genmab, BMS and GSK. We intend to generate value from these strategic collaborations through milestone payments and royalties for product candidates that successfully advance into and through clinical development and towards commercial launch.

•
Strengthen our intellectual property portfolio.
We intend to continuously build and maintain our intellectual property portfolio, which, as of February 1, 2022, comprised more than 120 active patent families and over 2,000 patents worldwide in the field of cancer targets, TCRs and related technologies. The protection of our intellectual property assets is a foundational element of our ability to not only strengthen our product pipeline, but also to successfully defend and strengthen our position in the field of TCR therapies.

•
Enhance the competitive edge of our technology platforms.
Our target and TCR discovery platforms XPRESIDENT and XCEPTOR are the foundation for strengthening our product pipeline and our position in the field of
TCR-based
therapies. After having demonstrated objective responses against the well-known cancer testis antigen PRAME, we now plan to leverage the full potential of our technology platforms by developing
TCR-based
therapeutics against novel, less described targets (such as COL6A3) with different risk benefit profiles in our proprietary pipeline and together with our partners.

•
Extend the impact of immunotherapy through dual targeting of tumor cells and tumor stroma.
We expect to take the first step towards
multi-TCR-T
immunotherapy through the treatment of patients using a combination therapy approach of both anti-tumor and anti-tumor stroma ACTengine product candidates after clinical
Proof-of-concept
(“PoC”) for the individual TCRs. Through
multi-TCR-T,
we aim to reduce the ability of tumors to evade immunotherapy and prolong durability of clinical responses.

Current Cancer Immunotherapies
Cancer incidences continue to increase globally. In 2020, cancer ranked second to cardiovascular disease as an overall cause of mortality in the United States. It is characterized by the uncontrolled growth of abnormal cells whose ability to evade the immune system’s surveillance is a key factor in their proliferation and persistence. In particular, the prognosis of patients with advanced, recurrent or refractory solid tumors is generally poor.
In recent years, the field of cancer immunotherapy, a form of cancer treatment utilizing a patient’s own immune system to specifically seek and destroy cancer cells, has significantly changed the standard of care in many segments of oncology and has emerged as a major pillar in cancer treatment. Some end-stage
cancer patients have experienced tumor reductions and long-term benefits through immunotherapy. Although treatments with immunotherapy, including checkpoint inhibitors, CAR-T cells
and monoclonal antibodies, have produced durable responses mainly in hematological cancers and tumors with high mutational load, the majority of cancers, particularly among solid tumors, typically do not respond well to current immunotherapeutic approaches. We believe this may be attributable in part to the lack of suitable cancer antigens, heterogeneity of the tumor, the immunosuppressive environment of certain solid tumors and the cancer cells’ escape mechanisms.
Empowering T cells to Address the Unmet Medical Need of Solid Tumor Patients
T cells are critical actors in staging an effective immune response against diseased and abnormal cells, such as cancer cells. The human leukocyte antigen (“HLA”) system is an important part of the immune system, because it has the ability to present antigenic peptides (“pHLA targets”) derived from intracellular proteins on the surface of the cell which can be recognized by the T cell receptor. Due to their biologic purpose to bind to peptides presented by HLA molecules (“pHLA targets”), TCRs can target antigens originating from inside the cell. By using pHLA cancer targets, we are broadening the view of therapeutics from outside to inside the cell, such that TCRs represent a new therapeutic opportunity for leveraging the power of T cells. Our investigational immunotherapies are designed to use the potency and specificity of natural and engineered TCRs to attack and kill cancer cells. We are:

•	Utilizing True Cancer Targets & Matching Right TCRs
We believe the starting point for developing safe and effective immunotherapies is selecting true cancer targets. We define “true targets” as structures that are (1) presented on native tumors and (2) presented at significant levels on native tumor tissues but not, or to a far lesser extent, on healthy tissues. We first identify and validate these target peptides through our proprietary target discovery and characterization platform XPRESIDENT. Once a true target is found, we identify and characterize the “right” matching TCR utilizing our XCEPTOR platform. TCR characterization is critical to ensure high affinity binding of the TCR specifically to the tumor target without or with minimized cross-recognition to healthy tissues. Our XPRESIDENT target database is essential to filter out cross-reactive TCRs early in the preclinical development process and focus our preclinical and clinical development efforts on the most promising, “right” TCRs. This process of identifying “true” targets and “right” TCRs fuels our current and potential future proprietary and partnered pipeline.

•	Enhancing T Cell Characteristics to Improve Clinical Outcome
To generate a meaningful impact for solid tumor patients, it is crucial for T cells to engraft and persist in the patient and infiltrate into the patient’s tumor in a challenging solid tumor microenvironment. Our proprietary ACT manufacturing process has been designed to generate genetically engineered T cells with a young phenotype and high proliferative capacity aiming to function in a traditionally challenging solid tumor microenvironment. In addition, we developed product candidates IMA203CD8 and IMA204 that activate CD4 T cells in preclinical studies, which we directly contribute to anti-tumor activity and provide an improved environment for CD8 T cells to enhance their effect at the tumor side. Moreover, we are actively investigating additional next-generation enhancement and combination strategies to further improve the potency of our manufactured T cell products and exploring opportunities for inlicensing additional enabling technologies.

•	Targeting Tumor Protective Barriers in Addition to Tumor Cells
The tumor microenvironment consists of a dynamic network composed of immune cells, blood vessels, stromal cells, signaling molecules and the extracellular matrix. We believe this imposes a significant barrier to therapeutic approaches. The immunosuppressive environment, together with the rigid extracellular matrix, inhibits drugs and T cells from accessing the tumor. Our further ACT development plans are focused on strategies to overcome these cancer protection mechanisms by advancing IMA203 2nd generation product candidate IMA203CD8, IMA203 combination therapies and development of T cell therapeutics attacking the tumor stroma. IMA204 is directed towards COL6A3 exon 6, a target that is predominantly expressed by tumor stromal cells but not, or to a far lesser extent, by healthy tissues. We believe that with IMA204 we can overcome the suppressive tumor microenvironment of solid tumors. We believe the broad expression profile of COL6A3 across many solid cancers, together with the next-generation CD8 independent TCR, makes IMA204 an ideal candidate to further improve initial success with IMA203 monotherapy by dual targeting of tumors cells and tumor stroma via multi-TCR-T.
Initial data have been reported in November 2020 in a clinical trial in collaboration with MD Anderson Cancer, in which patients received up to four endogenous, non-genetically
engineered T cell products specific to PRAME and COL6A3 among other antigens.
Adoptive Cell Therapies
Our ACTengine programs are based on genetically engineering a patient’s own, autologous T cells with novel TCRs designed to recognize the cancer target on the tumor. The engineered T cells
(TCR-T)
aim to induce a robust and specific anti-tumor attack to fight the cancer. The ACTengine mechanism of action is depicted in
Figure 2
.

Figure 2. Mechanism of Action of Our ACTengine Product Candidates

Upon infusion of an ACTengine product, T cells “equipped” with the cancer target-specific TCR are supposed to bind to the pHLA target on the tumor. Subsequent activation of the T cell induces release of cytotoxic granules that might ultimately lead to tumor killing.
We are developing a portfolio of 3 clinical and 2 preclinical ACTengine product candidates:
ACTengine Product Candidates
ACTengine IMA203
Our lead autologous
TCR-T
program ACTengine IMA203 targets
HLA-A*02
and PRAME positive solid tumors. Our pairing enhanced, low µM affinity TCR is specific to an
HLA-A*02:01
restricted peptide from the well-known tumor antigen PRAME of the cancer-testis-antigen family. Using our technology platform XPRESIDENT we demonstrated that the peptide is naturally, homogenously and broadly expressed (
Figure
3
) on multiple solid tumors including melanoma, uveal melanoma, uterine cancers (endometrial cancer and uterine carcinoma), ovarian cancer, subtypes of sarcoma and squamous NSCLC among others as depicted in
Figure 4
.
Figure 3. PRAME RNA expression in native tumor samples (ISH analysis)

Each year, an estimated 360,000
HLA-A*02
positive patients in the US and 800,000
HLA-A*02
positive patients in the EU are diagnosed with a PRAME prevalent solid cancer indication. We believe these patients might benefit from IMA203 treatment if their tumors are expressing PRAME.

Figure 4. PRAME target prevalence and annual HLA-A*02 adjusted incidence of selected tumor indications

The IMA203-101 trial
(NCT03686124) is a Phase 1 dose escalation clinical trial in patients with recurrent and/or refractory solid tumors. Among a range of solid cancer indications being studied, this clinical trial focuses on several subtypes of sarcoma, uterine cancers (endometrial cancer and uterine carcinoma), ovarian cancer, melanoma, and squamous NSCLC, due to the high prevalence of target positivity in these tumors.
Background on Selected Cancer Indications
Melanoma:
Melanoma is the fifth most common cancer type in the United States. In 2020, there were an estimated 96,000 new cases of melanoma and 7,000 melanoma-related deaths in the United States. In the EU, approximately 151,000 new cases of melanoma are documented. While localized melanoma has a very favorable prognosis with a five-year survival rate of 93%, metastasized melanoma has a five-year survival rate of only 27%. Despite recent advances in treatment approaches including immune checkpoint inhibition, the prognosis for advanced melanoma remains poor.
Uveal Melanoma:
Uveal Melanoma represents a malignant melanoma originating in the uveal tract of the eye. It’s the second most common type of malignant melanoma in the body. It represents an estimated 5% to 6% of all melanoma diagnoses. Uveal Melanoma is a rare disease, primarily found in the Caucasian population. Tumors are located either in iris (4%), ciliary body (6%), or choroid (90%). In 2020. There were an estimated 4,000 new cases of uveal melanoma in the US and approximately 6,000 new cases in the EU. Up to 50% of patients will eventually develop metastasis. Standard treatments are surgery, radiation, laser therapy, chemotherapy and the recently US FDA approved TCR Bispecific KIMMTRAK.
Ovarian Cancer:
In 2020, there were an estimated 24,000 new cases of ovarian cancer and 14,000 ovarian cancer-related deaths in the United States. Among all cancers of the female reproductive system, ovarian cancer is the leading cause of cancer-related death. Despite significant advances in the treatment of ovarian cancer including PARP and checkpoint inhibitors over the past decades, there is a high medical need for novel therapeutic options especially for recurrent disease.
Squamous
Non-Small
Cell Lung Carcinoma (“Sq NSCLC”):
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

Head and Neck Squamous Cell Carcinoma (“HNSCC”):
HNSCC comprises a heterogeneous group of cancers at different anatomic locations, which can be found in the oral cavity, the pharyngeal area, and the larynx. In 2020, there were an estimated 54,000 new cases of HNSCC and 13,000 HNSCC-related deaths in the United States. The five-year survival for laryngeal cancer, one of the most common types of HNSCC, has not significantly changed over the past 30 years. Despite several treatment options including radiation and systemic therapies, overall long-term survival rates for recurrent/metastatic HNSCC remain low. Thus, recurrent or metastatic HNSCC is a severely underserved patient population with limited treatment options.
Synovial Sarcoma:
Synovial sarcoma is a rare and aggressive type of soft tissue sarcoma. In 2017, there were an estimated 1000 new cases of synovial sarcoma and 400 synovial sarcoma-related deaths. Synovial sarcoma patients have a poor prognosis and there is a very high unmet medical need due to limited available treatment options.
Patient journey
Starting with clinical trial enrollment, patients enter a multi-step process in our IMA203 trial which consists of three phases: 1) screening of patients and initiating manufacturing of the cell product; 2) treatment of patients and observation for 12 months; 3) long-term follow-up
(
Figure 5
).
Figure 5. IMA203 patient flow

*IL-2
dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 and
1
Dose reduction of Fludarabine (from 40mg/m
2
to 30mg/m
2
) was introduced prior to treatment of the first patient on DL3
Patient screening includes testing for the molecular marker
HLA-A*02:01
from a patient’s blood sample followed by target profiling by a qPCR-based test from a fresh biopsy. Only patients who test positive might benefit from subsequent treatment. After confirmation of HLA status, patients are biopsied and the target expression for PRAME is assessed by our proprietary companion diagnostic device candidate, IMADetect.
IMADetect is a diagnostic, precision-medicine device screening tumor biopsies for PRAME cancer antigens and other cancer antigens at the same time. The assay is currently conducted in our in-house
CLIA-certified and
CAP-accredited
laboratory at our R&D facility in Houston, Texas and will be developed as companion diagnostics for our product candidates.

Only patients that are positive for
HLA-A*02:01
and PRAME proceed to leukapheresis, which is the starting point for manufacturing of the autologous engineered T cell product. During leukapheresis, a portion of the patients´ white blood cells is collected, and peripheral blood mononuclear cells (“PBMCs”) are isolated, frozen and then shipped to our central manufacturing site located in Houston, Texas.
Our proprietary manufacturing process is designed to expand and engineer T cells within a manufacturing time of approximately one week. This process is followed by release testing, which currently requires approximately two weeks. T cells, which are a subset of PBMCs, are activated and subsequently mixed with a lentiviral vector to transduce the T cells with the PRAME-specific TCR. The engineered T cells are then expanded in the presence of cytokines, concentrated and frozen before undergoing release testing. The resulting cell product is then stored frozen until the patient is ready to receive the treatment. T cells can be shipped frozen
(“frozen-in-frozen-out”)
for both delivery of the patient’s cells to our manufacturing site and shipment of the T cell product to the clinical site.
Patients being refractory to previous treatments receive a preconditioning lymphodepleting regimen (30 mg/m
2
Fludarabine and 500 mg/m
2
Cyclophosphamide) for four days prior to infusion with target-specific T cells after day 6. Subsequently, patients receive a low dose Interleukin 2
(IL-2)
to enhance T cell activation and expansion following infusion. They are monitored closely for safety and efficacy. Twelve months after T cell infusion or upon earlier disease progression, patients enter long-term follow-up.
Clinical Trial design
We are currently enrolling patients to the dose-escalation stage (Phase 1a) of the IMA203 clinical trial at various clinical centers in Germany and the United States. The clinical trial is designed to enroll adult patients with pathologically confirmed advanced and/or metastatic solid tumors and T cell products are administered when patients have received or are ineligible for all available indicated standard of care treatments and their tumors are recurrent and/or refractory. The clinical trial consists of the following phases (
Figure 6
):

•
Phase 1a – Dose Escalation:
the primary key objective of the Phase 1a study is the assessment of safety, the investigation of adverse events and the determination of a recommend Phase 2 dose. In this portion of the clinical trial, patients receive the T cell product candidate IMA203 at four IMA203 escalating dose levels (dose level 1:
0.04-0.06
x 10
9
/ m
2
, dose level 2:
0.12-0.18
x 10
9
/ m
2
, dose level 3:
0.20-0.48
x 10
9
/ m
2
and dose level 4: up to 1.2 x 10
9
/ m
2
). The product candidate is infused after lymphodepleting chemotherapy to determine the RP2D. After a dose level is cleared, the subsequent patients will be treated on the next higher dose level until reaching the target dose.

•
Phase 1b – Cohort A: IMA203 Monotherapy Dose Expansion:
The objectives of the Phase 1b study are to further characterize the safety and biological activity profile of the product candidates and to evaluate the initial anti-tumor activity of the product candidates as measured by tumor response according to standard Response RECIST1.1 or immune-related RECIST (“irRECIST”). In this cohort, we plan to treat a total of up to 12 additional patients. Additionally, an amendment to potentially increase the dose to an exploratory DL5 has been approved by regulatory authorities.

•
Phase 1b – Cohort B: IMA203 Checkpoint Inhibitor Combination:
In this cohort we are evaluating the safety and biological activity profile of the product candidate IMA203 in combination with a
PD-1
immune checkpoint inhibitor and to evaluate the initial anti-tumor activity of the combinatorial approach, as measured by tumor response according to RECIST1.1 or irRECIST. We plan to treat up to 18 additional patients in this cohort.

•
Phase 1b – Cohort C: IMA203CD8 Monotherapy:
In this cohort we are evaluating the safety and biological activity profile of our second-generation product candidate IMA203CD8 utilizing the IMA203 TCR in conjunction with the CD8α
b
co-receptor.
We will also evaluate the initial anti-tumor activity, as measured by tumor response according RECIST1.1 or irRECIST. We plan to treat up to 24 patients in this cohort starting with slightly reduced dose levels compared to IMA203 target dose.

Figure 6. IMA203 Clinical Trial Design and Development Path as of March 2022

1	Exploration of higher dose (DL5) planned;
2	Demonstrated to be important for long term remission: Melenhorst et al. 2022 Nature
Interim Results from Ongoing IMA203 Dose Escalation
Clinical Trial Status and Patient Characteristics

At data cutoff on October 5, 2021, 18 patients across multiple solid tumor indications received IMA203 ACTengine T cell products after lymphodepletion. All patients were heavily pre-treated,
failed all previous therapies and entered the study with recurrent and/or refractory tumors.
17 out of 18 patients received ACTengine IMA203 T cells across dose level 1 (“DL1”) to dose level 3 (“DL3”), one patient has been treated at dose level 4 (“DL4”) (
Figure 7
). Patient enrollment for DL4 is ongoing. 16 solid cancer patients were evaluable for efficacy assessment. For two patients treated, no tumor assessment was yet available at data cutoff. A median total dose of 0.33 billion transduced cells (range:
0.08-0.81
billion) was infused in the efficacy population after a median of 4 lines of prior systemic treatment (
Figure 8
).
Figure 7. Trial design and recruitment status

IMA203 enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during dose escalation observation periods, or in cases of lower production yields;
*
One patient infused at the same dose level as part of the enrichment cohort; Dose is shown as transduced viable CD8 T cells per m
2
total body surface area.
Data-cut
off October 5, 2021.

Figure 8. Patient characteristics and manufacturing

1
Patients that started lymphodepletion, one patient died from sepsis of unknown origin and did not receive IMA203 T cells;
2
Patients with at least one tumor assessment post treatment, 2 patients infused but pending first tumor assessment;
3
Plus 14d release testing. Data cutoff: October 5, 2021
Treatment-emergent Adverse Events were Manageable and Transient
IMA203 was well tolerated with transient and manageable TEAEs. Most frequent TEAEs included expected transient cytopenia (Grade
1-4)
associated with lymphodepletion and transient low to moderate (Grade
1-2)
CRS or ICANS. As of data cutoff, no additional DLTs were observed beyond the single, previously disclosed DLT of Grade 3 atrial fibrillation at dose level 2 that was fully resolved within 48 hours.
Engraftment, Persistence and Detection of T cells in the Tumor Observed After Infusion
As of data cutoff October 5, 2021, T cell engraftment and persistence until the end of the observation period has been observed in all patients tested (
Figure 9
). IMA203 showed high levels of T cell engraftment, persistence, and tumor infiltration. Clinical response was associated (p=0.0159) with infiltration of IMA203 T cells into the tumor tissue and showed emerging trend towards higher peak vector copies of IMA203 T cells in blood (p=0.065). IMA203 T cells were detectable in all evaluable post-infusion tumor samples indicating successful trafficking of cells into the tumor. Partial responders show significantly higher level of T cell infiltrates in tumor biopsies as compared to non-responders.
Figure 9. T cell engraftment and persistence in IMA203 treated patients

Molecular immune monitoring in the blood (left) of evaluable patients (n=16) and in tumor biopsies of patients with available serial biopsies post treatment (n=10) (right). Vector copies/µg DNA have been assessed by qPCR.
Data-cut
off October 5, 2021.

IMA203 demonstrates objective responses (RECIST 1.1.) at low cell doses across several solid cancer types
16 patients were evaluable for tumor response analysis according to RECIST 1.1 with at least one post-treatment tumor assessment at the time of data cutoff. All 16 patients were treated in dose levels (DL) 1 to 3 and received below 1 billion total transduced cells. For the remaining 2 patients, the first tumor response assessment was still pending. 15 out of 16 patients (94%) achieved disease control. Tumor shrinkage was observed in 14 patients (88%). 8 out of 16 patients (50%) showed objective responses; onset of responses in all cases was detected within 6 weeks following infusion of IMA203 T cells. All responses occurred above DL1; 8 out of 13 patients (62%) treated at intermediate dose levels DL2 and DL3 were partial responders. Responses were observed in patients with synovial sarcoma, malignant melanoma, uveal melanoma, and head and neck cancer (
Figure 10
and
Figure 11
). As of data cutoff, partial responses were confirmed in subsequent scans in two synovial sarcoma patients and one uveal melanoma patient.
Figure 10. Best tumor response from baseline

Best tumor response as investigated by CT, MRI or PET and assessed by a local radiologist according to RECIST1.1. Total infused dose of transduced viable CD8 T cells; DL: Dose level, SCC: squamous cell carcinoma, NSCLC:
non-small
cell lung cancer, SD: stable disease, PR: partial response, PD: progressive disease.
Data-cut
off October 5, 2021.
While no objective responses have been observed at DL1, two patients treated at doses between DL1 and DL2 achieved first unconfirmed (i.e., not re-confirmed
at a subsequent CT scan) objective responses. 6 additional PRs have been observed at DL2 and DL3 The first confirmed PR was observed at DL2 in synovial sarcoma. The first confirmed PR outside synovial sarcoma, in a uveal melanoma patient was observed at DL3.

Figure 11.
IMA203-duration of responses over time

Objective responses across multiple tumor types at doses below 1 billion cells, each patient is presented by one lane with stable disease (SD) in light blue, partial responses (PR) in dark blue and survival follow up in grey, NSCLC:
non-small
cell lung cancer, SCC: squamous cell carcinoma, PD: progressive disease,
Data-cut
off October 5, 2021.
Overall, the data aligns with earlier findings reported in March 2021 and indicate anti-tumor activity in heavily pretreated patients across multiple solid cancers during ongoing dose escalation. In March 2022, the IMA203 trial has completed patient treatment to the Phase 1a dose escalation cohort and a provisional RP2D has been determined at DL4. The dose expansion phase of the trial (Phase 1b) will be extended by several study cohorts: a) IMA203 as a monotherapy, b) IMA203 in combination with an immune checkpoint inhibitor and c) second-generation IMA203CD8 monotherapy with the goal to establish a high durable objective response rate.
IMA203CD8: 2
nd
Generation Product Candidate Engaging CD8 and CD4 cells
While our first-generation
TCR-T
approach demonstrated objective responses across several solid tumors, the effective treatment of certain solid tumor indications, as well as maintenance of an effective anti-tumor attack, may require a second-generation of engineered T cells with enhanced anti-tumor activity.
IMA203CD8 represents as our second-generation product candidate targeting the PRAME
HLA-A*02:01
peptide. In contrast to IMA203, IMA203CD8 engages not only CD8 T cells but also CD4 T cells via co-transduction
with the CD8
co-receptor
involved in T cell antigen recognition and T cell activation. We believe that our IMA203CD8 product candidate has the potential to harness the potency of both CD4 and CD8 T cells. This could further enhance depth and durability of anti-tumor response and clinical outcome of
TCR-T
in solid cancer patients.
In November 2021, we reported that in preclinical experiments, co-expression
of the CD8 alpha beta
co-receptor
in PRAME
TCR-positive
CD4 cells enhance anti-tumor activity of CD8 T cells. Anti-tumor activity of CD4 T cells may be explained by two proposed mechanisms of action: (i) T cell help and (ii) direct cytotoxic function against the tumor. Serial anti-tumor activity induced by IMA203CD8 was superior to that induced by IMA203 monotherapy in vitro
(
Figure 12
).
We expect to submit an IND and CTA for IMA203CD8 in the first half of 2022 and to amend the ongoing IMA203 clinical trial protocol for a cohort of patients who will be treated with IMA203CD8.

Figure 12. IMA203CD8—preclinical assessment of anti-tumor efficacy in vitro

Assay
co-culturing
tumor cells with
non-transduced,
IMA203 TCR transduced and IMA203 CD8
co-transduced
T cells. Tumor cells are added at baseline, day 3 and day 5 and tumor growth is followed over time.
IMA201 & IMA202
IMA201 and IMA202 target MAGEA4/A8 and MAGEA1 positive cancers
IMA201 targets
HLA-A*02:01
and MAGEA4/A8 positive solid tumors. MAGEA4/8 is a cancer-testis antigen prevalent in a variety of solid tumors at significant levels per tumor cell, but not, or to a far lesser extent, on healthy tissues. Annually, an estimated total of approximately 140,000
HLA-A*02
positive patients in the US and around 325,000
HLA-A*02
positive patients in the EU are diagnosed with a MAGEA4/A8 positive solid cancer indications (
Figure 13
). These patients might benefit from IMA201 treatment if their tumors are expressing MAGE A4/A8.
The IMA201-101 trial
(NCT03247309) is a Phase 1 clinical trial in patients with recurrent and/or refractory solid tumors. Among the range of solid cancer indications being studied, this trial focuses on indications that include squamous NSCLC, HNSCC, ovarian cancer, bladder cancer and subtypes of sarcoma due to the high prevalence of target positivity in these tumors.
IMA202 targets
HLA-A*02:01
and MAGEA1 positive solid tumors. MAGEA1 is a cancer-testis antigen prevalent on a variety of solid cancers at significant levels per tumor cell but not, or to a far lesser extent, on healthy tissues. An estimated total of approximately 122,000
HLA-A*02
positive patients in the US and 298,000
HLA-A*02
positive in the EU are diagnosed with a MAGEA1 positive solid cancer per year.
The IMA202-101 trial
(NCT03441100) is a Phase 1 clinical trial in patients with recurrent and/or refractory solid tumors. Among the range of solid cancer indications being studied, this trial focuses on indications that include squamous NSCLC, HCC and melanoma.
Figure 13.
HLA-A*02
adjusted annual incidences of different solid tumors for IMA201 and IMA202

Clinical Trial design
IMA201 and IMA202 clinical trials are designed to enroll adult patients with pathologically confirmed advanced and/or metastatic solid tumors and T cell products are administered when patients have received or are ineligible for all available indicated standard of care treatments and their tumors are recurrent and/or refractory. Clinical trial design consists of a dose escalation phase and a dose expansion phase. During the dose escalation phase (Phase 1a) patients are dosed with increasing doses of transduced T cells (dose level 1:0.05 x 10
9
/ m
2
, dose level 2: 0.3 x 10
9
/ m
2
, dose level 3: 1.0 x 10
9
/ m
2
). If a dose level is cleared, the subsequent patients will be treated on the next higher dose level until reaching the target dose. The primary key objective of the Phase 1a study is the assessment of safety, the investigation of adverse events and the determination of a recommend Phase 2 dose.
Interim Results from Ongoing IMA201 and IMA202 Dose Escalation
Both trials are recruiting patients to the dose escalation phase of the trial and are advancing to higher dose levels (IMA202: dose level 3 and IMA201: dose level 1). As of the September 17, 2021, the data cutoff date, 12 patients who had received a median of five lines of prior systemic treatment have been treated with IMA201 or IMA202 (
Figure 14
).
Figure 14. IMA201 & IMA202 patient characteristics
1
Patients that started lymphodepletion;
2
Patients with at least one tumor assessment post treatment; IMA201 study currently enrolls patients at dose level 2 (0.3 x 10
9
/m
2
); IMA202 study is infusing patients at target dose (1 x 10
9
/m
2
); Data
cutoff-17
Sept 2021
We believe that IMA201 and IMA202 have so far shown manageable tolerability profiles. The most commonly reported adverse events were cytopenias associated with lymphodepletion. No incidence of Grade ≥3 CRS or ICANS has been reported. There were no > Grade 3 adverse events related to the product candidate experienced by at least ten percent of patients.
Out of the 12 patients treated with IMA201 or IMA202 at low doses, 8 patients (66.7%) showed disease control at one or more post-treatment visits and 6 patients (50.0%) experienced tumor shrinkage (
Figure 15
).

Figure 15. Best tumor response from baseline

1
RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to growth of non-target
lesion;
2
Patients dosed with DL2, EC1 and EC2, Data cutoff –
17-Sep-2021
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
Our ACTengine program IMA204 is directed against COL6A3 exon 6, a novel, proprietary tumor stroma target identified and characterized by our XPRESIDENT technology platform. COL6A3 exon 6 is presented predominantly by tumor stromal cells and not, or to a far lesser extent, by normal tissues. It is highly prevalent in a broad range of tumor tissues, including pancreatic cancer, breast cancer, gastric cancer, sarcoma, esophageal cancer, non-small
cell lung cancer, head & neck squamous cell carcinoma, colorectal cancer, mesothelioma and ovarian cancer, with an estimated
40-80%
of such cancers expressing COL6A3 exon 6. An estimated total of approximately 390,000
HLA-A*02
positive patients in the US and over 1 million
HLA-A*02
positive patients in the EU are diagnosed with COL6A3 exon 6 positive solid tumors annually (
Figure 16
).

Figure 16. US/EU
HLA-A*02
adjusted annual incidences of different solid tumors for IMA204

For IMA204, we have generated an affinity-enhanced proprietary TCR, that induces anti-tumor activity in both CD4 and CD8 T cells without the need for CD8 co-transduction
in preclinical experiments (
Figure 17
). Activation of both T cell types has been reported as favorable for induction and maintenance of anti-tumor responses against solid tumors. In the case of our IMA204 TCR candidate, this next-generation feature of being able to activate both CD8 as well as CD4 T cells is already engineered within the TCR.
Figure 17. Overcoming Tumor Microenvironment by IMA204 TCR Targeting COL6A3 exon 6

Left panel: Expression of the stroma target COL6A3 exon 6 and a tumor target in the same ovarian cancer tissue sample using RNA in situ hybridization. Both pictures show the same image section. Red dots indicate target mRNA expression, which is tumor cell-specific in the case of the tumor target (right) and restricted predominantly to the tumor stroma cells in case of the stroma target, COL6A3 exon 6 (left). Right panel: Affinity-enhanced TCR targeting COL6A3 exon 6 appears to eradicate COL6A3 exon
6-positive
tumors implanted in mice, data by Jim Riley, University of Pennsylvania, control:
non-transduced
T cells. .
After completing preclinical safety assessment, we plan to submit a CTA and/or an IND to the European authorities or FDA for the IMA204 program YE2022.

Outlook:
Multi-TCR-T
Approach and Expansion to Further HLA Alleles
We aim to reduce the likelihood for tumors to evade immunotherapy and prolong durability of clinical responses. In addition to advancing the T cell characteristics, we aim to address this challenge by targeting tumor cells by more than one product candidate. We expect to take the first step towards multi-TCR-T
immunotherapy through treatment of patients by applying a combination therapy approach of both anti-tumor and anti-tumor stroma ACTengine product candidates after clinical PoC for the individual TCRs.
We believe that with our >200 prioritized cancer targets and TCR discovery capabilities, we are ideally positioned to first develop a dual targeting approach that simultaneously addresses tumor cells and tumor stroma and generates a TCR warehouse in the long run. This warehouse is being designed to contain TCRs for an extended patient population and to create the opportunity to treat patients with more than a single TCR. We call this concept
Multi-TCR-T.
As a first step, we plan to combine our PRAME IMA203
TCR-T
with our COL6A3 IMA204
TCR-T.
The broad expression profile of COL6A3 across many solid cancers together with the next-generation CD8 independent TCR makes IMA204 an ideal candidate to further improve initial success with IMA203 monotherapy by dual targeting of tumors cells and tumor stroma via multi-TCR-T.
Initial supporting data have been reported in November 2020 for our IMA101 multi-target approach, in which patients received one to three genetically naive T cell products specific to PRAME and COL6A3 among other antigens.
Additionally, our target space of >200 prioritized targets uniquely equips us to build a TCR warehouse covering a range of cancer targets presented by HLA alleles beyond
HLA-A*02.
By including targets presented by various additional HLA alleles (such as
HLA-A*01/
-A*03/
-A*24/
-B*07/
-B*44),
we seek to broaden the patient population that might benefit from our product candidates from approximately
40-45%
of the population in North America and Europe expressing
HLA-A*02
to more than 90% of the population expressing at least one suitable HLA allele. In order to fully maximize the potential of our current pipeline we plan to start developing product candidates for targets already included in our pipeline on additional HLA alleles.
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
g
d
T cells. Due to their
HLA-independent
target recognition, when transplanted from an independent donor, a
g
d
T cell, in contrast to a α
b
T cell-transplant from an independent donor does not cause Graft-versus-Host Disease and react against the body of the patient. We believe that together with their intrinsic anti-tumor activity, this characteristic makes them ideal for designing universal cell therapy products as summarized in
Figure 18
.
We have developed a process allowing
 ex vivo
 expansion of
g
d
T cells by sourcing healthy donor material. In contrast to cancer patients, immune cells from healthy donors are not encumbered by prior therapies or by the immunosuppressive environment of the tumor. ACTallo genetically engineers allogeneic
g
d
T cells to express a TCR specific to one of our prioritized cancer targets as well as a
CD8 co-receptor.
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

Due to their allogeneic nature, we expect the life span of ACTallo
g
d
T cells in patients to be limited. This provides the advantage of limiting the duration and severity of any autoimmune reactions caused by the ACTallo product candidates. However, a single application might lead to limited sustainability of anti-tumor activity initially. To prolong in vivo half-life of cells and long-term activity, we are investigating second-generation approaches aimed at reducing rejection by the patient´s immune system in a second step.
Figure 18. ACTallo – Our Allogeneic ACT Approach

TCR Bispecifics — TCER
Our TCR Bispecifics, called TCER, are
off-the-shelf
biologics that are designed to leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing specific tumor targets. The mechanism of action is depicted in
Figure 19
. These novel biologics are engineered to allow any T cell in the body to become activated and attack the tumor, regardless of the T cell’s intrinsic specificity. Due to their off-the-shelf
availability, advantages of our TCER molecules include their potential for manufacturing efficiencies and classical supply chain distribution, without the need for specialized medical centers.
TCR Bispecific aim to support cancer patients also at earlier stage of disease.
Figure 19. Proposed Mechanism of Action of Our TCER, from Administration to Tumor Killing

Administration of the biologic compound to a biomarker positive cancer patient. TCER molecules are designed to specifically bind to the pHLA targets on cancer cells, direct and activate any patient’s circulating T cell with the goal of destroying the malignant cell.
TCER compounds leverage the well-established and validated mode of action and off-the-shelf usage
of bispecific T cell engagers (prototyped by Blinatumomab) and combine this mechanism with the expanded target space available to T cell therapies against pHLA targets. Once administered, TCER compounds are designed to link tumor cells presenting the target peptide to the patient’s own T cells. Precedence on the clinical effectiveness of TCR Bispecifics in solid tumors was recently demonstrated by the FDA approval in uveal melanoma.
Targeting pHLA molecules with Bispecifics comes with specific challenges as pHLA complexes are usually presented at low target density on tumor cells and as TCRs naturally do not feature sufficient stability nor affinity to activate T cells as soluble agent. Moreover, some T cell engaging bispecific compounds face the challenge to allow for sufficient dosing without initiating immune-related toxicities like cytokine release syndrome. We therefore designed a proprietary TCR Bispecific format:
Molecular Design
Our TCER format (
Figure 20
) contains a silenced Fc domain, which is coupled to a T cell-recruiting antibody domain and a pHLA binding TCR domain. The Fc domain is incorporated for extended pharmacokinetics of several days in mouse models for our IMA401 and IMA402 TCER molecules. The specific molecular format seeks prolonged stability and favorable manufacturability. Terminal half-life of several days for our IMA401 and IMA402 molecules in mouse experiments have been observed and are indicative of a favorable treatment schedule.
For each of our TCER compounds we balance affinities of T cell recruiter and TCR aiming for optimized biodistribution and enrichment of the molecule at the tumor site instead of the periphery. With this approach we strive to prevent or minimize cytokine release syndrome and therefore allow for higher doses without dose limiting toxicities. Delivering a significant dose of the therapeutic agent to the tumor site, we believe, is an important factor to achieve clinical efficacy in solid cancers. A second factor in our view is equally critical to reach clinical success: the tumor needs to present the relevant target molecule, the pHLA complex, at a minimum target density. For each of our TCER compounds we are utilizing our technology platform XPRESIDENT to quantify the density of the target on the cancer cells as one of the first steps in development and we develop clinical candidates to targets that XPRESIDENT indicates presentation at significant levels on cancer tissue.
We demonstrated in preclinical experiments that potency as well as stability characteristics of our TCER compounds were superior to six alternative TCR Bispecific format designs examined by us. The format was also successfully validated for different TCRs and different T cell recruiting antibodies.
Figure 20. Proprietary TCR Bispecific Format

TCER Product Candidates
IMA401
IMA401 is directed against a peptide derived from MAGEA4/8, which is highly prevalent in several solid tumor indications. In February 2022, the German regulatory authority PEI approved a CTA for the development of IMA401. The clinical trial, which is planned to commence in the first half of 2022, will enroll patients across various solid tumor types. In December 2021, we announced that for IMA401 we entered into a license, development and commercialization agreement with BMS. The agreement was associated with an upfront payment of $150 million, milestone payments of up to $770 million and tiered double-digit royalties. We will conduct a phase 1a clinical trial for IMA401 and retain the options to co-fund
U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote
IMA401 in the U.S..
IMA402
Our fully-owned IMA402 TCR is directed against the same peptide derived from PRAME as used for IMA203
.
PRAME is one of the most frequently expressed intracellular cancer testis antigens and highly prevalent in several solid tumor types, including sq NSCLC, melanoma, uterine carcinoma, ovarian carcinoma, uveal melanoma, cholangiocarcinoma, breast carcinoma among other indications.
For IMA402, we demonstrated consistent tumor regression including complete responses in preclinical xenograft mouse models
(Figure 21).
In these models, we demonstrated superior tumor control of IMA402, featuring a low affinity T cell recruiting domain, when compared to analogous TCER molecules with widely used higher-affinity T cell recruiter domains.
Figure 21
.
Anti-Tumor Activity of Four IMA402 Candidates in Subcutaneous Tumor Xenograft in Mice

1
Hs695T xenograft model in NOG mice, tumor volume of group means shown
We also demonstrated that IMA402 induced cytotoxicity towards tumor cell lines presenting PRAME target peptide-HLA
at similar copy numbers as detected in patient cancer tissue (100 – 1000 copies per cell, data not shown) and demonstrated absence of reactivity towards healthy tissues at relevant concentration in vitro, leading to an expected broad therapeutic window (
Figure 22
). Manufacturing activities for IMA402 clinical candidate have started. We plan to initiate a phase 1 clinical trial in 2023.

Figure 22. In vitro Safety Assessment with Normal Tissue Cells

IMA40X
IMA40X will be directed against a peptide derived from an undisclosed proprietary solid cancer antigen. IMA40X is currently in preclinical development.
Technology Platforms
To characterize our proprietary and partnered product candidates and to identify and develop future
TCR-based
product candidates, we established two proprietary target and TCR discovery platforms: XPRESIDENT and XCEPTOR. We believe that for the development of safe and effective
TCR-based
immunotherapeutics, two fundamental steps are required (
Figure 23
) (i) picking a true cancer target that is naturally and at significant levels expressed specifically on the tumor, and (ii) generating the right, potent TCR that specifically recognizes the selected target with no or minimized cross-reactivity with healthy tissues.
Figure 23. True Targets & Right TCRs Building the Foundation of Our Product Candidates

We have identified a pool of more than 200 well-known and unknown cancer targets that have the potential for further development of proprietary and partnered assets and allow us to build a unique position in complementary T cell therapies – ACT and TCR Bispecifics- to maximize value generation.

XPRESIDENT Discovers True Targets for Cancer Immunotherapy
XPRESIDENT integrates a high-throughput, ultra-sensitive mass spectrometry coupled with a proprietary workflow and an immunoinformatics platform. It builds on a primary tissue database of thousands of tissues. From these specimens, a multitude of data is being gathered, including genome, proteome and in-depth
transcriptome. The core of the database is its quantitative immunopeptidome data set, which enables the selection of true cancer targets. To our knowledge, this is the largest collection of pHLA target information derived both from cancer and healthy tissues (
Figure 24
).
Utilizing this foundation, we believe that XPRESIDENT identifies “true target” peptides for
TCR-based
immunotherapies that are proven to be displayed on patient tumors and that are not present, or present to a far lesser extent, on normal tissues. We utilize the natural mechanisms of the immune system, by leveraging on the TCR– pHLA interaction, to access intra- and extracellular cancer targets that are invisible to classical antibody or
CAR-T
therapies. By picking our targets from the full immunopeptidome, a target space increased by 300% as compared to the membrane-bound or extracellular peptidome, we developed a pool of more than 200 prioritized cancer targets across different target classes. These targets originate from well-known parent proteins, widely uncharacterized proteins and novel target spaces including non-classical
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
Figure 24. Target Pool of More Than 200 Prioritized pHLA Targets

XPRESIDENT’s extensive pHLA database is based on more than 2,500 primary tissue samples from 40 healthy organ types and 20 major cancer indications. Following an analysis of over 500,000,000 MS/MS spectra and an initial long-list of 8,500 tumor-associated pHLA targets, we have prioritized over 200 mass spectrometry validated pHLA targets covering all target classes: 1) peptides of well-known and characterized cancer target proteins; 2) unknown or poorly characterized proteins and 3) crypto targets/neoantigens.
1
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
XCEPTOR Identifies, Optimizes and Characterizes Right TCRs for ACT and TCR Bispecifics
XCEPTOR is our proprietary, TCR identification platform enabling the discovery and engineering of TCRs with high affinity and specificity (
Figure 25
) Apart from the fast, efficient and highly sensitive TCR identification and characterization, XCEPTOR also comprises a protein engineering module to optimize (e.g., chain pairing enhancement, engineering towards CD8 independency) and affinity-enhance TCRs prior to sourcing our product candidates.
Figure 25. Key Principles of Our Proprietary XCEPTOR Platform for Development of the Right TCR

XCEPTOR picks and optionally engineers the most suitable TCRs for ACT or Bispecific product candidates (
Figure 26
):

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

Figure 26. Target Affinities Differ Depending on the Therapeutic Modality.

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
Manufacturing & Supply
ACTengine
All clinical T cell products are manufactured by our employees through a multi-year collaboration with the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory at UTHealth (“UTH”) McGovern Medical School in Houston, Texas that provides us exclusive access to several cGMP manufacturing suites. This cGMP facility is part of the Cellular Therapy Core (“CTC”) at UTHealth and is an 1,850 square foot state-of-the-art multiple
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
We have exclusive and dedicated access to three cGMP suites and support areas for the manufacturing of various ACT products. Facility operation/maintenance, supply procurement/release and co-release of
final drug product are performed by UTHealth, while our trained personnel carry out the manufacturing, in-process controls
and
co-release.
In addition, we have contractual agreements in place with two GMP suppliers of lentiviral vectors which is the most critical raw material for the manufacturing of genetically modified T cells products. The current setup provides a maximum capacity of >500 manufacturing slots/year.
TCER
TCER are expressed in mammalian cells. We have established a laboratory-scale production process to generate R&D material suitable for compound characterization and early preclinical assessments. In the course of preclinical development, the manufacturing process is turned over to CMOs that are experienced in cGMP manufacturing of biologics and regulatory compliance. The
IND-enabling
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

•
Companies such as Adaptimmune, Kite Pharma (a Gilead company), Tmunity,
T-knife,
Juno Therapeutics (a BMS company), GSK, 2seventybio, Medigene, BioNTech, PACT Pharma,
T-scan
Therapeutics, Ziopharm oncology are investigating novel autologous
TCR-T
therapeutics. Their
TCR-T
programs are partially directed against peptide targets derived from the same proteins but not necessarily against the same peptide target as used by us.

•
Companies such as Immunocore, Amgen, Genmab, Eureka Therapeutics, Molecular Partners, Harpoon Therapeutics, MacroGenics, Abbvie and Roche are developing TCR Bispecific compounds or TCR mimetic antibodies.

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
Intellectual Property
We recognize the need for a global intellectual property strategy to protect our technology, future products and assets around the world. Consistent with our believe in intellectual property, our patent portfolio is a strategically important asset covering a large number of cancer antigen targets, TCRs, bispecific molecules or TCERs, antibodies, target validation, screening and therapeutic use methods as well as antigen discovery platforms. Our intellectual property portfolio includes patents in many commercially significant jurisdictions such as Europe, the United States, Canada, China, Japan, Australia, and others. For technologies with (potential for) highest commercial impact, our patent filing covers more than 50 countries.
As of February 1, 2022, our patent portfolio comprises more than 120 active patent families and over 5,800 patents and patent applications worldwide. We own over 2,050 patents worldwide, including 485 U.S. patents. We plan to continue expanding our U.S. patent portfolio to further strengthen the protection of our lead projects.
At present, IP protection for our product candidates, encompassing proprietary cancer antigen targets, TCRs, TCERs and antibodies, includes the following:

•
IMA201: Four issued patents in the U.S., four issued foreign patents in Australia, South Korea, Colombia and Morocco, 170 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Algeria, Eurasia, Egypt, Europe, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, Morocco, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 2 US provisional applications relating to IMA201 (MAGEA4/8). These patents and patent applications, if issued, are expected to expire between 2037 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•
IMA202: Three issued patents in the U.S., forty-seven (47) issued foreign patents in Germany, Australia, Colombia, Algeria, Indonesia, Taiwan, and Europe (validated in 41 countries), 142 pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Costa Rica, Eurasia, Egypt, Europe, Gulf

Cooperation Council, Hong Kong, Israel, India, Japan, South Korea, Mexico, Malaysia, Morocco, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 2 US provisional applications relating to IMA202 (MAGEA1). These patents and patent applications, if issued, are expected to expire between 2037 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•
IMA203: Four issued patents in the U.S., two issued foreign patents in Taiwan and Algeria, hundred-and-forty-five
(145) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Germany, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 2 US provisional applications relating to IMA203 (PRAME). These patents and patent applications, if issued, are expected to expire between 2038 and 2042 in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•
IMA204: Seven issued patents in the U.S., ninety (90) issued foreign patents in, Japan, Hong Kong, South Korea, Mexico, New Zealand, Taiwan, Algeria, South Africa and Europe (two European patents each validated in 40 countries), hundred-and-seventy-six
(176) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Columbia, Costa Rica, Germany, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea , Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, Tunisia, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 2 US provisional applications relating to IMA204 (COL6A3 exon 6). These patents and patent applications, if issued, are expected to expire between 2031 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•
IMA401: Four issued patents in the U.S., four issued foreign patents in Australia, South Korea, Colombia and Morocco, two-hundred-and-two
(202) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Costa Rica, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 5 International applications (PCT) and 2 US provisional applications relating to IMA401 (MAGEA4/8). These patents and patent applications, if issued, are expected to expire between 2037 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•
IMA402: Four issued patents in the U.S., two issued foreign patents in Taiwan and Algeria, ninety-one
(91) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Germany, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 2 US provisional applications relating to the clinical candidates for IMA402 (PRAME). These patents and patent applications, if issued, are expected to expire between 2038 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Further, we also pursue patent protection for different aspects of our ACT technology and methods, which also relate and thus confer protection to the clinical projects, IMA201 to IMA204, IMA401 and IMA402. To this end, our subsidiary, Immatics US, has filed and owns 23 patent families. These patents and patent applications are predominantly focused on ACT methods, cell populations, and other immunotherapy methodologies. If issued, these patents and patent applications are expected to expire between 2038 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We also place an emphasis on protecting our expanding brand recognition by filing and registering trademark applications throughout the world. We own 26 different trademarks, most of which are registered or have been allowed, in multiple countries and trademark product and services classes. Prominent trademarks are, for example, XPRESIDENT, TCER, XCEPTOR, ACTallo, ACTengine and Immatics.
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
Bristol Myers Squibb
In August 2019, we and Celgene Corporation, a wholly owned subsidiary of BMS, entered into a strategic collaboration and license agreement to develop novel adoptive cell therapies targeting multiple cancers. Under the agreement, we may develop
TCR-T
programs against solid tumor targets discovered by our XPRESIDENT technology. We will utilize proprietary TCRs identified by our XCEPTOR TCR discovery and engineering platform. We will be responsible for the development of these programs through the lead candidate stage, at which time BMS may exercise its option to exclusively license one or more programs, thereby assuming sole responsibility for further worldwide development, manufacturing and commercialization of the
TCR-T
cell therapies. We retain certain early stage
co-development
and
co-funding
rights for selected
TCR-T
cell therapies arising from the collaboration.
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
On December 10, 2021, we entered into a License, Development and Commercialization Agreement BMS relating to our TCR Bispecific candidate, IMA401. Pursuant to the agreement, we granted to BMS an exclusive, worldwide, sublicensable license to develop, manufacture, and commercialize IMA401 and certain other bispecific and multispecific molecules that bind to a MAGEA4/A8 peptide and engage and activate endogenous
T-cells
or other immune cells for any diagnostic, prophylactic or therapeutic uses, excluding cell therapy and cell therapy products. BMS granted us a non-exclusive,
perpetual, worldwide, sublicensable, royalty-free license to certain BMS Company patents and know-how
that are improvements to our platform technology that may be generated by Bristol-Myers Squibb in the performance of activities under the agreement. In consideration for such licenses, we received an upfront payment of $150 million and will be eligible to receive milestone payments of up to $770 million upon the achievement of certain development, regulatory and commercial milestones. In addition, during the royalty term, we will be eligible to receive tiered, low double-digit percentage royalties on worldwide net sales of licensed products. We have the option in certain instances to co-fund
the development of the licensed products for the United States. If exercised, we will be responsible for a portion of the U.S. development expenses incurred by BMS and will be eligible to receive tiered, low double-digit percentage royalties on U.S. net sales of licensed products that are higher than those if we did not exercise its U.S. development co-funding
option. The royalty percentages described above are subject to reduction in a given country under certain circumstances, including, but not limited to, the introduction of biosimilar products. In addition, we have the option to co-promote
approved licensed products in the United States. Under the agreement, we will be responsible for, and will bear the cost of, the first Phase 1 clinical trial in Germany for the first licensed product and for performing certain related preclinical studies and
CMC-related
development activities. BMS will be responsible for, and will bear the cost of, performing all other development and commercialization activities, subject to our U.S. development co-funding
option and U.S.
co-promote
option described above. The Agreement will expire upon expiration of the last royalty term contemplated by the agreement. A royalty term with respect to a licensed product in a given country begins upon the first commercial sale of such licensed product in such country and terminates upon certain events or at the end of certain time periods relevant to such licensed product, including, but not limited to: the expiration of regulatory exclusivity, the expiration of valid patent claims covering such licensed product, and 10 years after first commercial sale of the licensed product in a given country. The agreement has market termination provisions, including termination by BMS of the agreement in its entirety or on a country-by-country
basis for convenience upon prior written notice or by BMS for safety reasons. Each party may terminate for uncured breach by the other party, or for the insolvency of the other party. During the term, we will not develop, manufacture or commercialize products which would directly compete with the licensed products, pursuant to the terms and conditions of the agreement.
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
Amgen
Since December 2016, Amgen and we had been developing next-generation, T cell engaging bispecific immunotherapies targeting multiple cancers under the research collaboration and exclusive license agreement. The collaboration combined our XPRESIDENT and XCEPTOR technology platforms with Amgen’s validated BiTE (Bispecific T cell Engager) technology. Amgen was responsible for the clinical development, manufacturing and commercialization worldwide.
Under the terms of the agreement, we have received a
non-refundable,
non-creditable
upfront fee of $30 million. October 1
st
, 2021 Amgen concluded the collaboration, effective as of December 3 rd
, 2021.
Other Agreements
We entered into a number of collaborations that are important for our ability to manufacture, supply and offer our adoptive cell therapies and TCR Bispecifics.
UTHealth
We entered into a multi-year collaboration agreement to secure exclusive access to three UTHealth cGMP suites to manufacture various ACT products within the Griffin Research Laboratory. Under the agreement, general facility operations, maintenance, supply and reagents for cGMP manufacture, and co-release
of product is provided by UTHealth. Under the agreement, we perform all manufacturing and in-process
controls. The UTHealth facility is FDA registered to produce cells and tissues for clinical applications in compliance with cGMP and has received accreditation by the FACT in January 2016, which was renewed in 2019. In August 2020 UTHealth and Immatics extended the collaboration until the end of 2024 providing Immatics exclusive access to cGMP manufacturing infrastructure at The Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory. The extended collaboration ensures continued clinical batch supply for all of Immatics’ ongoing and future ACT clinical trials in the United States and Europe.

Other Manufacturing Agreements
We use several third-party contract manufacturers acting in accordance with FDA’s good laboratory practice (“GLP”) or cGMP, as applicable, practices for the manufacture of viral vectors and cell bank development. We generally apply second-supplier strategies to mitigate supply risks and to secure access to manufacturing innovation and competitive supply costs.
For pivotal trial supply of ACT products and following demonstrated clinical activity of IMA203, we will now evaluate our future manufacturing strategy including but not limited to building or acquiring a fully integrated in-house
manufacturing facility to maintain full control over drug supply in the future. We also plan to evaluate one or more relationships with large CMOs with dedicated access to multiple cGMP suites and trained personnel. Additionally, we might enter into commercial supply agreements with raw material vendors.
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
On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “
In Vitro
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
European Commission representative. The European Parliament also has a related “
droit de regard
.” The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.
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

C. Organizational Structure
As of December 31, 2021, we had two subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Jurisdiction of Incorporation	Percentage Ownership and Voting Interest
Immatics Biotechnologies GmbH	Germany	100%
Immatics US, Inc.	Delaware, United States	100%
D. Property, Plant and Equipment
Immatics OpCo has three locations in Germany:

•
The corporate headquarters are located at Paul-Ehrlich-Straße 15 in 72076 Tübingen. It comprises approximately 2,600 square meters of office space as well as research and laboratory space. It houses Operations, Immunology, TCR Discovery and Validation, TCR Engineering & Bispecifics, Immunomonitoring, Discovery, Companion Diagnostics and CMC.

•
Our operations facility is approximately 1,050 square meters and is located at Aischbachstraße 1 in 72070 Tübingen. It houses Operations, HR, IT, Finance, Translational Development, Regulatory Affairs and Clinical Development.

•	Our third facility is approximately 1,040 square meters and is located in Machtlfinger Straße 5-15 in 81379 Munich. It houses Intellectual Property, IT, Communications and Business Development.
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

T cell products are manufactured at the leased UTHealth Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in a 1,850 square foot state-of-the-art cGMP
facility exclusively used by us in Houston, Texas.
We believe that our office, research and laboratory facilities are sufficient to meet our current needs. However, in anticipation of future demand, we are negotiating for a new lease for a larger facility in the US.
We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements, including the notes thereto, included in this Annual Report. Our consolidated financial statements are presented in euros and have been prepared in accordance with IFRS as adopted by the IASB. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information - D. Risk Factors” and elsewhere in this Annual Report.
For a discussion of our consolidated statements of operations for the years ended December 31, 2020 and December 31, 2019 and our cash flows for the year ended December 31, 2019, see the section “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form
20-F
(File
No. 001-39363)
filed with the SEC on October 28, 2021.

A. Operating Results
Overview
We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our focus is the generation of novel therapeutic options for solid tumor patients. Solid tumors constitute the majority of all cancers. Relapsed and/or refractory solid tumor patients have a significant unmet medical need. We believe that by identifying true cancer targets and the right TCRs, we will be well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to improve the lives of cancer patients.
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
We believe that the elucidation of these targets provides us the opportunity to develop a pipeline of novel TCR-based product
candidates that generate a meaningful therapeutic impact on the lives of cancer patients by going beyond an incremental clinical benefit. We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics. Each is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current proprietary pipeline comprises seven therapeutic programs, three of which are being evaluated in clinical trials. In addition, we are collaborating with world-leading partners, including Genmab, Bristol-Myers Squibb and GlaxoSmithKline, to develop nine additional therapeutic programs covering ACT and Bispecifics.
Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and, through upfront payments from our collaborators.
We have assembled a team of 347 FTEs as of December 31, 2021.
Through December 31, 2021, we have raised approximately €590 million in total through licensing payments from our collaborators and through private and public placements of securities. We are holding Cash and cash equivalents as well as Other financial assets of €145.1 million as of December 31, 2021. Together with the upfront payment of $150 million in connection with the global exclusive license agreement, which was signed with BMS in December 2021 and paid in February 2022, we believe that we have sufficient capital resources to fund our operations through at least 12 months.
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

Recent Developments
Business Impact of the
COVID-19
Pandemic
In December 2019, a novel strain of coronavirus
(“COVID-19”)
emerged. In response, many countries and businesses still institute travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.
Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has not had any material impact on the Group. The ongoing spread of
COVID-19
may in the future impact negatively the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees.
COVID-19
could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe. Given the ongoing vaccination programs both in the U.S. and in Europe we currently do not expect significant negative impacts on the Group’s future activities. However,
COVID-19
also showed the ability of mutation with potential mutants in the future limiting the impact of the vaccines. This could again lead to further negative impacts.
Components of Operating Results
Revenue from Collaboration Agreements
To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements with Amgen, Genmab, BMS and GSK.
Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost
measurement basis, in accordance with our accounting policy as described further under “—E. Critical Accounting Estimates”.
As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities, using our proprietary technology and know-how,
participate in joint steering committees, and prepare data packages. In each of our collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.
The collaboration agreements resulted in €186.6 million of upfront cash payments through December 31, 2021, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.
Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.
The first payment under the global exclusive license with BMS was received in February 2022, and thus no revenue has been recognized in connection with this agreement within the fiscal year 2021.

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
Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies to cancer patients:

•	advancing the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	enhancing ACT manufacturing capabilities;

•	disrupting the tumor microenvironment through combination therapies, next-generation technologies and novel target classes;

•	developing novel personalized multi-TCR-T therapeutic options;

•	maintaining and enhancing the competitive edge of our target and TCR technology platforms;

•	leveraging existing collaborations with BMS, Genmab and GSK and establish additional value-maximizing strategic collaborations and

•	expanding our intellectual property portfolio.
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
Due to our planned substantial increase in research and development expenses, as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.
Other Income
We receive income through government grants for specific research and development projects. We recognize grant income as we perform research and development activities, specified by the grant agreements.
Other components of other income have historically been immaterial.
Financial Result
Financial result consists of both financial income and financial expense. Financial income results primarily from foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange losses. In 2020 the ARYA Merger led to a significant one-time
non-cash
expense, recognized as a Share listing expense, based on the excess of the fair value of the equity instruments issued to ARYA, over the fair value of the identified net assets received. Additionally, our warrants are classified as Other financial liabilities. The change in fair value of warrant liabilities consists of the change in fair value of these warrants.

Results of Operations
Comparison of the Years Ended December 31, 2021 and December 31, 2020
The following table summarizes our consolidated statements of operations for each period presented:

	Year ended December 31,
	2021	2020
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	€34,763	€31,253
Research and development expenses	(87,574)	(67,085)
General and administrative expenses	(33,808)	(34,186)
Other income	325	303

Operating result	(86,294)	(69,715)
Financial income	5,675	2,949
Financial expenses	(1,726)	(10,063)
Change in fair value of warrant liabilities	(10,990)	17,775
Share listing expense	—	(152,787)
Financial result	(7,041)	(142,126)

Loss before taxes	(93,335)	(211,841)
Taxes on income	—	—
Net loss	(93,335)	(211,841)

Net loss per share – basic and diluted	(1.48)	(4.40)
Weighted average shares outstanding – basic and diluted	62,912,921	48,001,228
Revenue from Collaboration Agreements
The following table summarizes our collaboration revenue for the periods indicated:

	Year ended December 31,
	2021	2020
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€10,228	€4,865
Genmab	6,929	11,204
BMS	13,138	11,489
GSK	4,468	3,695

Total revenue from collaboration agreements	€34,763	€31,253

Our Revenue from collaboration agreements increased from €31.3 million for the year ended December 31, 2020 to €34.8 million for the year ended December 31, 2021. The increase in revenue of €3.5 million was mainly generated through the collaboration with Amgen, partially offset by a decrease of revenue generated through the collaboration with Genmab. In the fourth quarter, the collaboration with Amgen has been discontinued. We recognized the remaining deferred revenue balance of €10.2 million within the year ended December 31, 2021. The decrease of revenue from the collaboration with Genmab is due to the fact, that the current ongoing working packages within these collaborations are partially performed directly by the partners, and we therefore incurred less costs under the agreement for the year ended December 31, 2021.
We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses
The following table summarizes our research and development expenses for the periods indicated:

	Year ended December 31,
	2021	2020
(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	€14,897	€8,153
TCR Bispecifics Programs	6,679	5,166
Other programs	3,114	2,857

Sub-total direct external expenses	€24,690	€16,176

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	€25,543	€17,912
Share-based compensation expense	15,564	14,546
IP Expenses	9,701	9,294
Facility and depreciation	5,325	5,385
Other indirect expenses	6,751	3,772

Sub-total indirect expenses	€62,884	€50,909

Total research and development expenses	€87,574	€67,085

Direct external research and development expenses for our ACT programs increased from €8.2 million for the year ended December 31, 2020 to €14.9 million for the year ended December 31, 2021. This increase mainly resulted from increased activities in our clinical trials also triggered by increased number of patients recruited. Direct external research and development expenses for our TCR Bispecifics programs increased from €5.2 million for the year ended December 31, 2020 to €6.7 million for the year ended December 31, 2021. This increase mainly resulted from our GMP manufacturing as part of our ongoing preparation of our clinical trials.
Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €2.9 million for the year ended December 31, 2020 to €3.1 million for the year ended December 31, 2021. This increase was due to various enhancements of our technology platforms.
We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facility and laboratory equipment, and we also incur other cost such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.
Personnel-related expenses increased from €17.9 million for the year ended December 31, 2020 to €25.5 million for the year ended December 31, 2021. This increase resulted from our increased headcount as part of our extension of research and development activities including clinical trials. Share-based compensation expenses increased from €14.5 million for the year ended December 31, 2020 to €15.6 million for the year ended December 31, 2021 mainly due to additional grants under the share-based compensation program. IP expenses increased from €9.3 million for the year ended December 31, 2020 to €9.7 million for the year ended December 31, 2021 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses remained stable at €5.4 million for the year ended December 31, 2020 and €5.3 million for the year ended December 31, 2021. Other indirect expenses increased from €3.8 million for the year ended December 31, 2020 to €6.8 million for the year ended December 31, 2021. This increase resulted from our extension of research and development activities.

General and Administrative Expenses
The following table summarizes our general and administrative expenses for the periods indicated:

	Year ended December 31,
	2021	2020
(Euros in thousands)
Share-based compensation expense	€10,839	€10,973
Personnel related (excluding stock-based compensation)	8,641	7,983
Professional and consulting fees	6,805	9,918
Other external general and administrative expenses	7,524	5,312

Total general and administrative expenses	€33,808	€34,186

General and administrative expenses decreased from €34.2 million for the year ended December 31, 2020 to €33.8 million for the year ended December 31, 2021.
Share-based compensation expenses decreased from €11.0 million for the year ended December 31, 2020 to €10.8 million for the year ended December 31, 2021. This decrease mainly resulted from the Matching Stock Options, which vested in full on July 31, 2021 and therefore led to a reduced expense for the year ended December 31, 2021.
Personnel related general and administrative expenses, excluding share-based compensation, increased from €8.0 million for the year ended December 31, 2020 to €8.6 million for the year ended December 31, 2021. The increase mainly resulted from an increased headcount in our finance, human resources and communications functions.
Professional and consulting fees decreased from €9.9 million for the year ended December 31, 2020 to €6.8 million for the year ended December 31, 2021. The decrease in professional and consulting fees resulted mainly from a decrease in accounting, audit and legal fees due to one-time
expenses associated with the ARYA Merger and the PIPE Financing in 2020.
Other external expenses increased from €5.3 million for the year ended December 31, 2020 to €7.5 million for the year ended December 31, 2021. The increase in other expenses mainly resulted from increased insurance payments, depreciation expenses and other office expenses.
Other Income
Other income remained unchanged for the year ended December 31, 2021 at €0.3 million.
Financial Income and Financial Expense
Financial income increased from €2.9 million for the year ended December 31, 2020 to €5.7 million for the year ended December 31, 2021. The increase mainly resulted from unrealized exchange rate differences due to the movement of the
EUR-USD
exchange rate.
Financial expenses decreased from €10.1 million for the year ended December 31, 2020 to €1.7 million for the year ended December 31, 2021. The decrease mainly resulted from the negative fair value of derivatives and realized exchange losses.

Share Listing Expense
As part of the ARYA Merger, we recognized for the year ended December 31, 2020 a one-time,
non-cash
share listing expense in accordance with IFRS 2, amounting to €152.8 million within our financial result. This is a technical accounting treatment in accordance with IFRS 2, that represents the difference between the fair value of the shares transferred to ARYA shareholders and the fair value of the identifiable net assets acquired. The difference was mainly driven by the share price increase of ARYA between signing and closing of the Business Combination Agreement.
Change in fair value of warrant liabilities
The fair value of warrants increased from €2.35 per warrant as of December 31, 2020 to €3.88 per warrant as of December 31, 2021. The result is an increase in fair value of warrant liabilities of €11.0 million and a corresponding expense for the year ended December 31, 2021.
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
B. Liquidity and Capital Resources
Sources of Liquidity
We incurred losses since inception. We have negative cash flows from operations for the year ended December 31, 2021 and December 31, 2020 and positive cash flows from operations for the year ended December 31, 2019 solely due to upfront payments in connection with the closing of collaboration agreements. As of December 31, 2021, we had an accumulated deficit of €537.8 million.
We have funded our operations primarily from private placements of our ordinary shares, upfront payments from collaborations agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020.
Cash and cash equivalents decreased from €207.5 million for the year ended December 31, 2020 to €133.0 million for the year ended December 31, 2021. In February 2022, we received $150 million in connection with the global exclusive license agreement with BMS.
We believe our existing cash, cash equivalents and Other financial assets including the upfront payment we received from BMS in February 2022 will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons. Additionally, we established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million. As of December 31, 2021, no shares have been sold under the ATM program and we may not be able to sell any shares in the subsequent period.
We plan to utilize the existing cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for, our product candidates. We also expect to make capital expenditures in the near term related to the expansion of our laboratory spaces in Tübingen, Germany and Houston, Texas and expect to continue investing in laboratory equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and bonds.

Our contractual obligations as of December 31, 2021 include lease obligations for lease liabilities of €10.3 million, reflecting our future minimum commitments for our office and laboratory spaces in Tübingen, Munich and Houston, as well as other lease obligations of €4.7 million, reflecting our future minimum commitments for our new office and laboratory spaces in Tübingen and Munich which are not reflected on our balance sheet on which we committed in 2021 and will be effective in the year 2022. As of December 31, 2021, €3.0 million of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months. The remaining lease payments of €12.1 million will occur between January 1, 2023 and March 31, 2032. Additionally, we have minimum commitments for contract research organization agreements for clinical trials, which are generally fulfilled within one year.
In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.
Cash Flows
The following table summarizes our cash flows for each period presented:

	Year ended December 31,
	2021	2020
(Euros in thousands)
Net cash provided by / (used in):
Operating activities	€(81,784)	€(85,610)
Investing activities	7,493	(15,949)
Financing activities	(2,613)	207,883
Total cash flow	€(76,904)	€106,324
Operating Activities
We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business.
We experienced a net cash outflow from operating activities for the year ended December 31, 2020 and 2021, primarily resulting from differences in the net loss for the periods and changes within working capital.
Our net cash outflow from operating activities for the year ended December 31, 2021 was €81.8 million. This comprised of a net loss of €93.3 million; a decrease in working capital of €31.1 million, and a non-cash
expense of €11.0 million related to the change in fair value of the warrants, a partial offset of €26.4 million by non-cash
charges from equity settled share-based compensation expenses for employees, depreciation and amortization charge of €5.3 million. The decrease in working capital mainly resulted from a decrease in accounts payable and other liabilities of €31.8 million, a decrease in accounts receivable of €0.6 million and an increase in other current assets and prepayments of €0.5 million.
Our net cash outflow from operating activities for the year ended December 31, 2020 was €85.6 million. This comprised of a net loss of €211.8 million; a decrease in working capital of €31.8 million; a one-time
cash payment totalling €4.3 million, with no corresponding expense due to the modification of our share-based compensation as part of the ARYA Merger, a non-cash
income of €17.8 million related to the change in fair value of the warrants and a partial offset of €180.1 million by non-cash
charges, mainly from the share listing expense of €152.8 million and equity-settled share-based compensation expenses for employees. The decrease in working capital mainly resulted from a decrease in deferred revenue of €29.3 million.

Investing Activities
Net cash received from investing activities for the year ended December 31, 2021 was €7.5 million, primarily consisted of a €11.3 million payment for bond investments classified as other financial assets and held with financial institutions to finance the company, a €5.6 million payment for new equipment and intangible assets and €24.4 million proceeds from maturities of investments classified as other financial assets and held with financial institutions to finance the company.
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
Financing Activities
During the year ended December 31, 2021, net cash used in financing activities was €2.6 million. This was mainly driven by the principal portion of payments in connection with lease contracts.
During the year ended December 31, 2020, net cash received from financing activities amounted to €207.9 million. This was mainly driven by the net proceeds received in exchange for issuance of new shares as part of the ARYA Merger and the PIPE Financing. It was partially offset by the principal portion of payments in connection with lease contracts in the amount of €2.1 million.
Operation and Funding Requirements
Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €537.8 million as of December 31, 2021. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

1.
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

2.	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

3.	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

4.	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

5.	our ability to successfully commercialize our product candidates, if approved;

6.	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

7.
amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

8.	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

9.	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

10.	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

11.	cash requirements of any future acquisitions or the development of other product candidates;

12.	costs of operating as a public company;

13.	time and cost necessary to respond to technological, regulatory, political and market developments;

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

15.	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.
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
Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavourable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position.”
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
D. Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

During the periods presented, we did not have any
off-balance
sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
E. Critical Accounting Estimates
Our consolidated financial statements of Immatics for the fiscal year ending December 31, 2021 have been prepared in accordance with IFRS and the interpretations of the International Financial Reporting Standards Interpretations Committee and applicable on the balance sheet date.
The preparation of the consolidated financial statements for the fiscal year ended December 31, 2021 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.
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
Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For each of our three collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost
basis, as our customer simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.
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
Recently Issued and Adopted Accounting Pronouncement
For information on the standards applied for the first time as of January 1, 2021 and 2020 please refer to our consolidated financial statements as of December 31, 2021.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Executive Committee
Our Executive Committee consists of seven executive officers. The Executive Committee is charged with the matters concerning the day-to-day
management of the Company determined by the Board. The Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged.

The following table lists the names, ages as of January 31, 2022 and positions of the individuals who are serving as executive officers.

Name	Age	Position
Harpreet Singh, Ph.D.	47	Chief Executive Officer
Arnd Christ	55	Chief Financial Officer
Cedrik Britten, M.D.	47	Chief Medical Officer
Carsten Reinhardt, M.D., Ph.D.	54	Chief Development Officer
Toni Weinschenk, Ph.D.	49	Chief Innovation Officer
Rainer Kramer, Ph.D.	58	Chief Business Officer
Steffen Walter, Ph.D.	45	Chief Technology Officer
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
Nature
,
Nature Medicine
,
Nature Biotechnology
,
Journal of Experimental Medicine
,
Brain
and
Lancet Oncology
. Dr. Singh holds a Ph.D. in immunology from the University of Tübingen.
Arnd Christ
. Mr. Christ has served as Chief Financial Officer of Immatics OpCo since 2020. From 2015 to 2020, Mr. Christ served as Chief Financial Officer of InflaRx N.V., where he contributed to the successful listing of the company on Nasdaq. Prior to that, Mr. Christ served as Chief Financial Officer of Proteros Biostructure GmbH, as Chief Financial Officer of MediGene AG, as Chief Financial Officer of NovImmune SA, as Chief Financial Officer of Probiodrug AG, as Chief Financial Officer of EleGene AG, as Finance Director of Avery Dennison GmbH and as Finance Director of Herberts Industrial Coatings Ltd. Mr. Christ holds a diploma in business economics from the University of Würzburg, Germany.
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
Nature
,
Science
,
Nature Medicine
,
Lancet
,
Journal of Clinical Oncology
,
Cancer Research
and

Journal of Experimental Medicine
. Dr. Reinhardt holds an M.D. from the University of Munich and a Ph.D. in cellular immunology from the Institute of Immunology in Munich.
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
Nature
,
Nature Medicine
,
Nature Immunology
,
Immunological Reviews
and
Cell Report
. Dr. Weinschenk holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.
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
Martinsried, Germany.
Steffen Walter, Ph.D
. Dr. Walter has served as Chief Technology Officer of Immatics OpCo since 2020. From 2005 to 2020, Dr. Walter served in various executive-level positions with Immatics OpCo, including as Chief Scientific Officer, as Vice President Immunology and as Director and Head of Immunology. Dr. Walter established operations of Immatics US in Houston, Texas and contributed significantly to its fundraising, including a $20 million Cancer Prevention and Research grant by the State of Texas. Dr. Walter leads our Cell Therapy platform and pipeline, including manufacturing and process development, and our Quality Management. In addition to supporting the development of the XPRESIDENT technology platform, under his initial leadership, we developed our powerful XCEPTOR platforms to support the generation of
TCR-based
therapeutic modalities. Dr. Walter is a leader in human T cell biology. Dr. Walter is an inventor on numerous patents and patent applications and has co-authored
more than 30 publications in prestigious peer-reviewed journals, including
Nature
Medicine
,
Cell Reports
,
Lancet
Oncology
,
Brain
and
Blood
. Dr. Walter holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.
Board of Directors
Our Board consists of eight members, comprised of one executive director and seven non-executive
directors. Each of our directors holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or dismissal. Our articles of association do not impose a mandatory retirement age.
Under Dutch law, our Board is charged with the management of the company, which includes setting the Company’s policies and strategy, subject to the restrictions contained in our articles of association. Our executive directors manage our day-to-day
business and operations and implement our strategy. Our Board is also entitled to represent the Company. Our non-executive
directors focus on the supervision on the policy and functioning of the performance of the duties of all of our directors and our general state of affairs. Our directors may divide their tasks among themselves in or pursuant to internal rules. Each directors has a statutory duty to act in the corporate interest of our company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or break-up
of our company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.

The following table lists our current directors, as well as their ages as of January 31, 2022, term served, the year of expiration of their term as directors and position:

Name	Age	Term Served	Year in which Term Expires	Position
Harpreet Singh, Ph.D.	47	July 1, 2020 – Present	2023	Executive director and Chief Executive Officer
Peter Chambré	66	July 1, 2020 – Present	2022	Non-executive director and Chairman
Michael G. Atieh	68	July 1, 2020 – Present	2024	Non-executive director
Paul R. Carter	61	July 1, 2020 – Present	2024	Non-executive director
Eliot Forster, Ph.D.	55	September 14, 2020 – Present	2023	Non-executive director
Friedrich von Bohlen und Halbach, Ph.D.	59	June 17, 2021 – Present	2023	Non-executive director
Heather L. Mason	61	July 1, 2020 – Present	2022	Non-executive director
Adam Stone	42	July 1, 2020 – Present	2023	Non-executive director
Nancy Valente*	63	March 22, 2022-Present	2023	Temporary non-executive director

*
Mrs. Valente has been appointed by our Board as a temporary
non-executive
director as of March 22, 2022 and has been nominated for appointment as a non-executive
director at our annual general meeting to be held in 2022.
If elected by our shareholders at our annual general meeting to be held in 2022, Ms. Valente would serve a term that expires at our annual general meeting in 2023.

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
Nature
,
Nature Medicine
,
Nature Biotechnology
,
Journal of Experimental Medicine
,
Brain
and
Lancet Oncology
. Dr. Singh holds a Ph.D. in immunology from the University of Tübingen.
Peter Chambré
. Mr. Chambré has served as the Chairman of our supervisory board since 2020 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as Chairman of the Board. From 2002 to its acquisition in 2006, Mr. Chambré served as Chief Executive Officer of Cambridge Antibody Technology Group plc. Prior to that, Mr. Chambré served as Chief Operating Officer of Celera Genomics Group and as Chief Executive Officer of Bespak plc. In addition to serving on our Board, Mr. Chambré serves on the board of directors of Cancer Research UK (trustee), Our Future Health (trustee) and 7TM Holding ApS and has previously served as chairman of the board of directors of OneMed AB, Xellia Pharmaceuticals AS and ApaTech Ltd. and has previously served on the board of directors of UDG Healthcare plc, Touchstone Innovations plc, Spectris plc and BTG plc. Mr. Chambré holds a B.Sc. in food science from the University of Reading.
Michael G. Atieh
. Mr. Atieh has served as a member of our supervisory board since 2020 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as a
non-executive
director. From 2014 until his retirement in 2016, Mr. Atieh served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chairman of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a
19-year
period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President - Merck Medco Managed Care, Vice President - Public Affairs, Vice President – Government Relations, and Treasurer. In addition to serving on our Board, Mr. Atieh serves on the board of directors of Chubb Limited, electroCore, Inc. and Oyster Point Pharma, Inc. and has previously served on the board of directors of Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Mr. Atieh holds a B.A. in accounting from Upsala College.
Paul R. Carter, FCMA.
Mr. Carter has served as a member of our supervisory board since 2020 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as a
non-executive

director. From 2014 to 2016, Mr. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, Mr. Carter served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a
10-year
period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to serving on our Board, Mr. Carter serves on the board of directors of Evox Therapeutics Ltd, Mallinckrodt PLC, Hutchison China MediTech Ltd. and VectivBio Holding AG and has previously served on the board of directors of Alder Biopharmaceuticals Inc. Mr. Carter also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Mr. Carter holds a B.A. in business studies from the University of West London.
Eliot Forster, Ph.D.
Dr. Forster has served as a of our supervisory board since 2020 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as a
non-executive
director. Since 2018, Dr. Forster has served as the Chief Executive Officer of
F-star
Therapeutics Ltd. From 2015 to 2018, Dr. Forster served as the Chief Executive Officer of Immunocore Limited. Prior to that, Dr. Forster served as the Chief Executive Officer of Creabilis SA, as the Chief Executive Officer of Solace Pharmaceuticals Inc., as Head of Development and Operations for the EU and Asia at Pfizer Inc. Dr. Forster is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. In addition to serving on our Board, Dr. Forster serves on the board of directors of
F-star
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
Friedrich von Bohlen und Halbach, Ph.D.
Dr. Friedrich von Bohlen und Halbach has served on the Board of Directors of Immatics Biotechnologies GmbH from 2006 to 2020. Dr. Friedrich von Bohlen und Halbach re-joined
as a member of our supervisory board in June 2021 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as a
non-executive
director. Dr. Friedrich von Bohlen und Halbach is Managing Partner and
co-founder
of dievini Hopp BioTech Holding GmbH & Co. KG., the company managing the life science activities and investments of Dietmar Hopp, co-founder
of SAP, and his family. Friedrich von Bohlen und Halbach holds a diploma in biochemistry from the University of Zurich and a PhD in neurobiology from the Swiss Federal Institute of Technology (ETH) in Zurich. He held various positions at Fresenius AG, FAG Kugelfischer KGaA and WASAG Chemie AG. In 1997 he founded LION bioscience AG whose CEO he was for seven years. He is chairman of the Board of Apogenix AG and Novaliq GmbH, and board member of CureVac AG, Heidelberg Pharma AG and
Co-Chair
of the Evaluation Board of the Wyss Translational Center Zurich. Friedrich von Bohlen und Halbach is also co-founder
and Managing Director of Molecular Health GmbH.
Heather L. Mason.
Ms. Mason has served as a member of our supervisory board since 2020 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as a
non-executive
director. From 1990 to 2017, Ms. Mason served in various leadership positions at Abbott Laboratories, Inc., including as Executive Vice President, Corporate Officer of Abbott Nutrition and as Senior Vice President, Corporate Officer of Abbott Diabetes Care. In addition to serving on our Board, Ms. Mason serves on the board of directors of Assertio Therapeutics, Inc. ConvaTec Group plc, Pendulum Therapeutics, Inc. and SCA Pharmaceuticals, LLC. Ms. Mason holds a B.S.E. from the University of Michigan, Ann Arbor and an M.B.A. from the University of Chicago.
Adam Stone
. Mr. Stone has served as a member of our supervisory board since 2020 and, after the implementation of our one-tier
board structure as of July 1, 2021, currently serves as a
non-executive
director. Since 2012, Mr. Stone has served as Chief Investment Officer of Perceptive Advisors, which he joined in 2006, and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Prior to joining Perceptive Advisors, Mr. Stone was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals. In addition to serving on our Board, Mr. Stone serves on the board of directors of Solid Biosciences Inc., Renovia Inc., Xontogeny LLC, PROMETHERA Biosciences S.A./N.V., ARYA Sciences Acquisition Corp. II and ARYA Sciences Acquisition Corp. III. Mr. Stone holds a B.A. in molecular biology from Princeton University.
Nancy Valente:
Mrs. Nancy Valente has served as an interim member of our Board since March 22, 2022. Mrs. Valente is a hematologist/oncologist drug development leader with more than twenty years of experience leading global Phase
I-III
development programs with novel
first-in-class
molecules. From 2003 to June 2021, Mrs. Valente served in numerous roles at Genentech, Inc., which became a member of the Roche Group in March of 2009, including as Vice President, Global Product Development Oncology, Hematology Development Franchise Leader from 2013 to 2019, and as Senior Vice President,
Co-lead
Global Product Development Oncology, Hematology Development Therapeutic Area from 2019 to 2021. From 2001 to 2003, Mrs. Valente served as Vice President, Clinical Development of Anosys, Inc. From 1998 to 2001, Mrs. Valente served in senior level positions at Coulter Pharmaceutical, Inc. Since November 2021, Mrs. Valente has served as member of the Board of Directors of Myovant Sciences GmbH (NYSE: MYOV), where she is a member of the Audit and Nominating & Corporate Governance Committees. Mrs. Valente holds a M.D. from University of Missouri and completed her internal medicine training at Oregon Health Sciences University, followed by fellowships in Hematology at Stanford University and Oncology at University of California.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Arrangements and Understandings
Certain members of our Board were designated pursuant to agreements relating to the Business Combination. Specifically, each of Michael G. Atieh and Adam Stone is a designee of ARYA Sponsor and the pre-Business
Combination independent directors of ARYA and each of Paul R. Carter and Dr. Friedrich von Bohlen und Halbach is a designee of dievini Hopp BioTech holding GmbH & Co. KG. Pursuant to the Investor Rights and
Lock-Up
Agreement, certain of our shareholder continue to have director nomination rights. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
Diversity
Our Board values diversity among its members. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our Board as of February 1, 2022:

Country of Principal Executive Offices : The Netherlands
Foreign Private Issuer : Yes
Disclosure Prohibited under Home Country Law : Yes
Total Number of Directors : 8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose
	1	7	0	0

Part II: Demographic Background
Underrepresented individual in home country jurisdiction
LGBTQ+
Did not disclose

B. Compensation
Immatics OpCo became our wholly owned subsidiary upon the closing of the Business Combination on July 1, 2020, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Immatics OpCo for the fiscal year ended December 31, 2021. This section also discusses the material elements of the executive compensation policies and decisions of Immatics OpCo and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.
The bonus scheme for the executive directors provides that the annual cash bonus payable to executive directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period.
Compensation of Executive Directors and other Executive Officers
The amount of compensation, including benefits in kind, accrued or paid to the executive officers of Immatics with respect to the year ended December 31, 2021 is described in the table below:

(Euros in thousands) (1)	Harpreet Singh, Ph.D.	All other executives
Periodically-paid remuneration	€484	€1,997
Bonuses	€285	€1,032
Share-based compensation expense	€7,946	€9,070
Total compensation	€8,715	€12,099

(1)	Amounts paid in U.S. dollars have been converted to Euros using an average exchange rate for 2021 of 1.17893 to one U.S. dollar.
In December 2021, the Group paid an additional €0.1 million to key management personnel that was subject to conditions that were fulfilled in January 2022.
Compensation of
Non-Executive
Directors
The amount of compensation, including benefits in kind, accrued or paid to the non-executive
directors with respect to the year ended December 31, 2021 is described in the table below:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Board compensation	80	20	55	53	40	40	20	40	348
Share-based compensation expense	1,143	30	114	114	114	114	—	122	1,751

Total board compensation	1,223	51	169	167	154	154	20	162	2,099

2020 Stock Option and Incentive Plan
The Company has established the
Immatics N.V. 2020 Stock Option and Incentive Plan (the “Plan”). The Plan was adopted by the Board.
Authorized Shares
. Stock options and awards based on the ordinary shares of the Company may be issued under the Plan for a maximum of 10,006,230 shares.

Plan Administration.
The Plan is administered by the Board (the “Administrator”).
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
Corporate Transaction; Liquidity Event
. In the event of a merger, consolidation, substantial asset sale, or similar event affecting the Company in which the owners of the Company’s outstanding voting power prior to such event do not own at least a majority of the voting power of the successor or surviving entity (in each case, a “Transaction”), the parties thereto may cause the assumption or continuation of awards theretofore granted by the successor entity, or the substitution of such awards with new awards of the successor or parent entity, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties may agree. To the extent the parties to the Transaction do not provide for the assumption, continuation or substitution of awards, then upon the effective time of the Transaction, then, except as otherwise provided in the applicable award agreement, (i) all options and stock appreciation rights that are not exercisable will become fully exercisable at the time of the Transaction, (ii) awards with time-based vesting conditions or restrictions will become fully vested at the time of the Transaction, and (iii) all awards with conditions and restrictions relating to the attainment of performance goals may become vested in connection with the Transaction in the Administrator’s discretion or to the extent specified in the applicable award agreement. In the event of such a Transaction, each holder of an outstanding stock option or stock appreciation right may receive a cash payment from the Company equal to the excess of the consideration payable per share in the Transaction over the applicable exercise price per share, multiplied by the number of ordinary shares of the Company covered by the stock option or stock appreciation right (to the extent then exercisable) or be permitted to exercise their stock option or stock appreciation right (to the extent then exercisable) for a period of time prior to the termination of the Plan, as determined by the Administrator. The Company may also make or provide payment, in case or in kind, to the holders of other awards in an amount equal to the consideration payable per share in the Transaction multiplied by the number of vested ordinary shares of Company underlying such awards.
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
Consistent with market practice in the United States, the trading jurisdiction of our ordinary shares, and in order to further support our ability to attract and retain the right highly qualified candidates for our board of directors, we also granted share option to non-executive
directors.
Until December 31, 2021, no options granted to directors and executive officers were exercised.

The directors and executive officers of Immatics OpCo held the options (both vested and unvested) as of March 31, 2022:

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date
Harpreet Singh, Ph.D.	Performance-based options	June 30, 2020
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
				1,598,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date
			$3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

	Service options	June 30, 2020	63,000 options vested as of March 31, 2022, and an additional 105,000 will vest quarterly thereafter until the options are fully vested	168,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	264,624 options vested fully as of July 31, 2021	264,624	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	15,470 options vested as of March 31, 2022, and an additional 15,469 will vest quarterly thereafter until the options are fully vested	30,939	1.06	July 1, 2027

	Converted Stock options IV	June 30, 2020	72,686 options vested as of March 31, 2022, and an additional 72,685 will vest quarterly thereafter until the options are fully vested	145,371	1.17	January 1, 2028

	Service options	December 17, 2020	63,000 options vested as of March 31, 2022, and an additional 105,000 will vest quarterly thereafter until the options are fully vested	168,000	9.70	December 17, 2030

	Service options	December 9, 2021	168,000 options will vest quarterly until the options are fully vested	168,000	11.00	December 09, 2031

Arnd Christ	Performance-based options	September 14, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date	255,000	10.00	September 14, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Service options	September 14, 2020	15,313 options vested as of March 31, 2022, and an additional 33,687 will vest quarterly thereafter until the options are fully vested	49,000	10.00	September 14, 2030

	Service options	December 17, 2020	15,313 options vested as of March 31, 2022, and an additional 33,687 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	98,000 options will vest quarterly until the options are fully vested	98,000	11.00	December 9, 2031

Cedrik Britten, M.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to	255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Converted Stock options VI	June 30, 2020	47,165 options vested as of March 31, 2022, and an additional 47,164 will vest quarterly thereafter until the options are fully vested	94,329	10.00	June 1, 2030

	Service options	December 17, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	98,000 options will vest quarterly until the options are fully vested	98,000	11.00	December 9, 2031

Carsten Reinhardt, M.D., Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall	255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Service options	June 30, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	165,748 options vested fully as of July 31, 2021	165,748	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	9,376 options vested as of March 31, 2022, and an additional 9,377 will vest quarterly thereafter until the options are fully vested	18,753	1.06	July 1, 2027

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

	Service options	December 17, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	98,000 options will vest quarterly until the options are fully vested	98,000	11.00	December 9, 2031

Rainer Kramer, Ph.D.	Performance-based options	June 30, 2020
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
				255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

	Service options	June 30, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	120,676 options vested fully as of July 31, 2021	120,676	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	11,434 options vested as of March 31, 2022, and an additional 11,434 will vest quarterly thereafter until the options are fully vested	22,868	1.06	July 1, 2027

	Service options	December 17, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	98,000 options will vest quarterly until the options are fully vested	98,000	11.00	December 9, 2031

Toni Weinschenk, Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:	255,000	10.00	June 30, 2030

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

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

c) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

	Service options	June 30, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	68,070 options vested fully as of July 31, 2021	68,070	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	3,925 options vested as of March 31, 2022, and an additional 3,925 will vest quarterly thereafter until the options are fully vested	7,850	1.06	July 1, 2027

	Service options	December 17, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	98,000 options will vest quarterly until the options are fully vested	98,000	11.00	December 9, 2031

Steffen Walter, Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date	255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Service options	June 30, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	76,604 options vested fully as of July 31, 2021	76,604	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	4,478 options vested as of March 31, 2022, and an additional 4,477 will vest quarterly thereafter until the options are fully vested	8,955	1.06	July 1, 2027

	Service options	December 17, 2020	18,375 options vested as of March 31, 2022, and an additional 30,625 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	98,000 options will vest quarterly until the options are fully vested	98,000	11.00	December 9, 2031

Peter Chambré	Service options	June 30, 2020	9,375 options vested as of March 31, 2022, and an additional 15,625 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

	Matching Stock options	June 30, 2020	211,974 options vested fully as of July 31, 2021	211,974	10.00	June 30, 2030

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031

Adam Stone	Service options	June 30, 2020	9,375 options vested as of March 31, 2022, and an additional 15,625 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031

Friedrich von Bohlen	Service options	June 17, 2021	25,000 options will vest quarterly until the options are fully vested	25,000	12.05	June 17, 2031

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031

Heather L. Mason	Service options	June 30, 2020	9,375 options vested as of March 31, 2022, and an additional 15,625 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031

Michael G. Atieh	Service options	June 30, 2020	9,375 options vested as of March 31, 2022, and an additional 15,625 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031

Paul Carter	Service options	June 30, 2020	9,375 options vested as of March 31, 2022, and an additional 15,625 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031

Beneficiary	Type of options	Grant date	Vesting date (1)	Number of options outstanding	Strike price in USD	Expiration date

Eliot Forster	Service options	September 14, 2020	9,375 options vested as of March 31, 2022, and an additional 15,625 will vest quarterly thereafter until the options are fully vested	25,000	9.16	September 13, 2020

	Service options	December 9, 2021	15,000 options will vest quarterly until the options are fully vested	15,000	11.00	December 9, 2031
C. Board Practices
Director and Officer Qualifications
We have not established any specific, minimum qualifications that must be met by each of our officers. However, we generally evaluate the following qualities: educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders. The Nominating and Corporate Governance Committee of the Board has prepared policies regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by the Board.
Board Committees
The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
Audit Committee
Audit Committee members include Michael G. Atieh (chair), Paul R. Carter and Heather L. Mason. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule
10A-3
under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Board has adopted Audit Committee rules, which detail the principal functions of the Audit Committee, including:

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
Compensation Committee
Compensation Committee members include Paul R. Carter (chair), Eliot Forster, Adam Stone and Heather L. Mason. The Board has adopted Compensation Committee rules, which detail the principal functions of the Compensation Committee, including:

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such goals and objectives and determining and approving the compensation of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all other executive officers;

•	reviewing and making recommendations to the Board regarding policies and procedures for the grant of equity-based awards;

•	administering our incentive-based and equity-based compensation plans;

•	retaining or obtaining the advice of outside compensation consultants, legal counsel or other advisers;

•	reviewing and discussing with management which executive compensation information should be included in our annual proxy statement; and

•	reviewing and, where appropriate, making recommendations with regard to the compensation of directors.
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
Nominating and Corporate Governance Committee
Nominating and Corporate Governance Committee members include Peter Chambré (chair), Eliot Forster and Adam Stone. The Board has adopted Nominating and Corporate Governance Committee rules, which detail the principal functions of the Nominating and Corporate Governance Committee, including:

•	recommending criteria for Board and committee membership;

•	assessing the performance of individual executive directors, non-executive directors and committee members and reporting findings to the Board;

•	developing a plan for the succession of executive directors and non-executive directors;

•	supervising selection criteria and appointment procedures for executive officers other than the Chief Executive Officer;

•	developing and recommending to the Board a set of corporate governance guidelines and periodically reviewing and reassessing the adequacy of such guidelines; and

•	reviewing and discussing with management disclosure of the company’s corporate governance practices.

D. Employees
As of December 31, 2021, Immatics OpCo has a headcount of 255 employees and 188 full-time employees of whom 121 hold a doctorate degree. Of these full-time employees, 112 are employed in positions relating to research and development positions (including Immunology, Flow and Automation Core, Target Research, Companion Diagnostics, CMC Biologics, Peptides CMC, Project Management/Translational Development, Bioinformatics), 21 are employed in Clinical, 3 are employed in Regulatory Affairs, 5 are employed in Business Development, 1 is employed in Organizational Development, 5 are employed in Intellectual Property and 36 are employed in administrative functions (including Admin Operations, SEC Reporting and Accounting, Controlling, IT, Quality Management, Human Resources, Communications, Facility and Business Planning/Portfolio Strategy) and 5 in senior management positions.
As of December 31, 2021, Immatics US employed 126 full-time employees of which 23 hold doctorate degrees, 3 have the credentials of JD, and 2 have the credentials of M.D. Of these employees, 86 are employed in positions relating to research and development (including CMC, Target-based Biomarkers, Immunology, Quality Assurance and Control, Quality Systems and Bioinformatics), 17 are employed in positions relating to Clinical Operations/Development, Regulatory, Strategic Operations and Program Management, 21 are employed in administrative functions (including Finance, IT, Legal, Corporate Strategy & Investor Relations, Operations and Human Resources), and 2 were employed in senior management positions.
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
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of January 31, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from January 31, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.
The percentage of outstanding ordinary shares beneficially owned is computed based on 62,926,816 ordinary shares outstanding as of January 31, 2022. Ordinary shares that a person has the right to acquire within

60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, the business address for each beneficial owner is Immatics N.V., Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Harpreet Singh, Ph.D.	746,021	1.2%
Arnd Christ	30,626	*
Cedrik Britten, M.D.	65,540	*
Carsten Reinhardt, M.D., Ph.D.	319,655	*
Toni Weinschenk, Ph.D.	180,343	*
Rainer Kramer, Ph.D.	229,198	*
Steffen Walter, Ph.D.	156,134	*
Peter Chambré	327,336	*
Michael G. Atieh	9,375	*
Paul R. Carter	9,375	*
Eliot Forster, Ph.D.	9,375	*
Friedrich von Bohlen und Halbach, Ph.D..	—	—
Heather L. Mason	9,375	*
Adam Stone(1)	9,375	*
All directors and executive officers and persons nominated to serve in such positions as a group (14 persons)	2,101,728	3.3%
5% or Greater Shareholders
ARYA Sciences Holdings(2)	3,503,750	5.6%
dievini Hopp BioTech holding GmbH & Co. KG(3)	17,202,355	27.3%
Baker Bros. Advisors LP(4)	4,423,731	7.0%
Nantahala Capital Management, LLC(5)	3,990,128	6.3%

*	Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.
(1)	Does not include any ordinary shares indirectly owned by Adam Stone as a result of his membership interest in ARYA Sciences Holdings.
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

(3)
This information is based on a Schedule 13G filed with the SEC on February 11, 2022 by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”),
DH-LT-Investments,
GmbH
(“DH-LT-Investments”),
DH-Capital
GmbH & Co. KG
(“DH-Capital”),
OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach, Prof. Dr. Christof Hettich, and Dr. Mathias Hothum, which reported shared voting and dispositive power over 17,202,355 ordinary shares. dievini is the record holder of 16,476,073 shares and
DH-LT
Investments is the record holder of 726,282 shares, for which dievini has shared voting and dispositive power.
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
Leon-Rot,
Germany. The principal business address of Oliver Hopp and Daniel Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.
(4)
This information is based on a Schedule 13G filed with the SEC on February 14, 2022 by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker, which reported sole voting and dispositive power over 4,423,731 ordinary shares, which is the aggregate number of ordinary shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. (collectively, the “Funds”). The Funds’ respective general partners relinquished to Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ordinary shares held by the Funds. The principal business address of each of the foregoing persons and entities is 860 Washington Street, 3rd Floor New York, NY 10014.

(5)
This information is based on a Schedule 13G filed with the SEC on February 14, 2022 by Nantahala Capital Management, LLC (“Nantahala”), Wilmot B. Harkey and Daniel Mack, which reported shared voting and dispositive power over 3,990,128 ordinary shares. Nantahala may be deemed to be the beneficial owner of 3,990,128 Shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Wilmot Harkey and Daniel Mack may be deemed to be a beneficial owner of the ordinary shares. The principal business address of each of the foregoing persons and entities is 130 Main St. 2nd Floor New Canaan, CT 06840.

Holders
As of February 1, 2022, we had approximately 68 shareholders of record of our ordinary shares. We estimate that as of February 1 2022, approximately 94.4% of our outstanding ordinary shares are held by 53 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.
B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2021 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Board Nomination and Registration Rights
In connection with the Business Combination, we granted certain registration rights to certain securityholders under the Investor Rights Agreement entered into as of the closing of the Business Combination.
Pursuant to the Investor Rights Agreements, until the fifth anniversary of the closing of the Business Combination, at each annual or special meeting of shareholders, (i) Perceptive Life Sciences Master Fund, Ltd, Dr. David Hung, Dr. Todd Wider and Kevin Conroy (collectively, the “ARYA Investors”) have the right, but not the obligation, to designate for election as a director two individuals to serve on our Board (one Class I director and one Class III director), and (ii) dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) has the right, but not the obligation, to designate for election as a director two individuals to serve on our Board (one Class I director and one Class III director), provided that ARYA Investors’ nomination rights will terminate if at any time ARYA Investors collectively own less than 5% of our then-outstanding ordinary shares and that dievini’s nomination rights will terminate if at any time dievini own less than 5% of our then-outstanding ordinary shares. Once nominated by these shareholders, our Board, is obligated to recommend such individuals for election and to include such recommendation in any proxy statement or similar document provided to our shareholders.
Pursuant to the Investor Rights Agreement, we agreed to file, subject to customary exceptions, a Registration Statement covering all ordinary shares issued in connection with the Business Combination, including the private placement of ordinary shares. The Investor Rights Agreement also provides the parties with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions.
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
Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. For example, in September 2020, we filed an opposition against Immunocore Limited which challenges its IMMTAX trademark in various jurisdictions. In November 2020, Immunocore Limited filed counterclaims against three of our registered trademarks for IMMATICS. Discovery and preliminary procedural matters remain ongoing. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

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
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
See Exhibit 2.1 to this Annual Report for a description of our ordinary shares and articles of association.
C. Material Contracts
Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D. Exchange Controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (
Sanctiewet 1977
), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (
Wet financiële betrekkingen buitenland 1994
) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.
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
U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” if we are a “qualified foreign corporation” and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC (as defined below) with respect to the U.S. Holder or if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “—Material German Tax Considerations—Taxation of Dividends,” is expected to be in respect of German income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares) will be the fair market value of such property on the date of distribution.
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

Passive Foreign Investment Company Rules
We do not believe that we should be treated as a PFIC for the year ended December 31, 2021 and 2020. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.
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

It is uncertain whether we or any of our subsidiaries, including Immatics OpCo, will be treated as a PFIC for U.S. federal income tax purposes for 2021 or for the current or any subsequent taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the Income Test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by our market capitalization value (which depends on the market price of our ordinary shares and may be volatile) and by the spending of the cash we raise in any offering, including this offering. Because PFIC status is based on our income, assets, and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the relevant taxable year.
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
Material Dutch Tax Considerations
The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel.
For the purposes of this discussion, we have assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See “Risk Factors—Risks related to Taxation—We may become taxable in a jurisdiction other than Germany, and this may cause us to be subject to increased and/or different taxes than we expect.”
This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where it refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.
Please note that this summary does not describe the Dutch tax consequences for:

•
holders of our ordinary shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (
fictief aanmerkelijk belang
) in the Company under the Dutch Income Tax Act 2001 (
Wet inkomstenbelasting 2001
). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his or her partner (as defined in the Dutch Income Tax Act 2001, directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition
basis;

•
holders of our ordinary shares if the shares held by such holders qualify or qualified as a participation (
deelneming
) for purposes of the Dutch Corporate Income Tax Act 1969 (
Wet op de vennootschapsbelasting 1969
). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up
share capital (or, in certain cases, in voting rights) qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) if the company in which the shares are held is a related entity (statutorily defined term);

•
holders of our ordinary shares if such holder is an individual for whom the ordinary shares or any benefit derived from the ordinary shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001); and

•
pension funds, investment institutions (
fiscale beleggingsinstellingen
), exempt investment institutions (
vrijgestelde beleggingsinstellingen
) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law (of the Dutch Supreme Court (Hoge Raad der Nederlanden) until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.
This discussion is for general information purposes and is not tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our shares. Holders or prospective holders of our shares should consult their own tax advisor regarding the tax consequences relating to the acquisition, holding and disposal of our shares in light of their particular circumstances.
Dividend Withholding Tax
We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the shares). However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to a holder of our ordinary shares that is neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident
holder, in which events the following applies. See “Risk Factors—Risks related to Taxation—If we ever pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities” as the case may be) or to holders of our ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident
holder are subject to Dutch dividend withholding tax at a rate of 15%.
The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in
capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless in case of a repurchase, a particular statutory exemption applies;

•
an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•
partial repayment of the
paid-in
capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of our ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident
holder.
Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary for Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.
Conditional withholding tax on dividends (as of 1 January 2024)
As of 1 January 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to related (
gelieerd
) entities (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

•
is considered to be resident (
gevestigd
) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (
Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden
) (a “Listed Jurisdiction”); or

•	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or

•
holds the ordinary shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

•
is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

•	is not resident in any jurisdiction (also a hybrid mismatch); or

•
is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (
gelieerd
) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by the Company without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).
Taxes on income and capital gains
Dutch Resident Entities
Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 15 percent with respect to taxable profits up to €395,000 and 25.8 percent with respect to taxable profits in excess of that amount (rates and brackets for 2022).
Dutch Resident Individuals
If a holder of shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2022), if:

•
the ordinary shares are attributable to an enterprise from which the holder of such shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement
to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being a shareholder, as defined in the Dutch Income Tax Act 2001); or

•
the holder of the ordinary shares is considered to perform activities with respect to such shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of our ordinary shares, such holder will be taxed annually on a deemed, variable return (with a maximum of 5.53% in 2022)) of such holder’s net investment assets for the year (rendementgrondslag) at an income tax rate of 31% (rate for 2022).
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ordinary shares are included as investment assets. A tax free allowance may be available. Actual income, gains or losses in respect of the ordinary shares are as such not subject to Dutch income tax.
For the net investment assets on January 1, 2022, the deemed return ranges between 1.82% up to 5.53% (depending on the aggregate amount of the net investments assets). The deemed, variable return will be adjusted annually on the basis of historic market yields.

On 24 December 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments, in 2017 and 2018, violated the European Convention on Human Rights. The tax consequences of the Dutch Supreme Court are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. The Supreme Court ruling could make the Dutch Government move faster on the issue. Prospective investors should carefully consider the tax consequences of this Supreme Court ruling and consult their own tax adviser about their own tax situation.
Non-residents
of the Netherlands
A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch (corporate) income tax in respect of income derived or deemed to be derived from the ordinary shares or in respect of any gain or loss realized on the disposal or deemed disposal of the ordinary shares, provided that:

•
such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

•
in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management (
normaal, actief vermogensbeheer
) and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in the Netherlands (
resultaat uit overige werkzaamheden
).

Gift and inheritance tax
Residents of the Netherlands
Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or such holder’s death.
Non-residents
of the Netherlands
No Dutch gift or inheritance taxes will arise on the transfer of our ordinary shares by way of gift by, or on the death of, a holder of the ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.
For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Furthermore, for purposes of Netherlands gift and inheritance tax, a gift that is made under a condition precedent is deemed to have been made at the moment such condition precedent is satisfied. If the condition precedent is fulfilled after the death of the donor, the gift is deemed to be made upon the death of the donor.

Other taxes and duties
No Dutch value added tax and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of our ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.
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
This section is intended as general information only and does not purport to be a comprehensive or complete description of all potential German tax effects of the acquisition, ownership or transfer of ordinary shares and does not set forth all German tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. It does not constitute particular German tax advice and potential purchasers of Immatics’ ordinary shares are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and transfer of ordinary shares in light of their particular circumstances with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (
Kapitalertragsteuer
) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other non-German
jurisdiction. For German tax purposes, a shareholder may include an individual who or an entity that does not have the legal title to the ordinary shares, but to whom nevertheless the ordinary shares are attributed, based either on such individual or entity owning a beneficial interest in the ordinary shares or based on specific statutory provisions.
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
Taxation of Dividends
Withholding Tax on Dividend Payments
Dividends distributed from Immatics to its shareholders are generally subject to German withholding tax, conditionally upon certain exemptions (for example, repayments of capital from the tax contribution account (
steuerliches Einlagekonto
)), as further described. The withholding tax rate is 25% plus a 5.5% solidarity surcharge (
Solidaritätszuschlag
) thereon totaling 26.375% of the gross dividend amount. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (
Kredit
-
und
Finanzdienstleistungsinstitut
), by the domestic securities trading company (
inländisches
Wertpapierhandelsunternehmen
) or a domestic securities trading bank (
inländische Wertpapierhandelsbank
) which keeps and administers the ordinary shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (
Wertpapiersammelbank
) to which the ordinary shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the ordinary shares are not held in collective deposit with a Dividend Paying Agent, Immatics is responsible for withholding and remitting the tax to the competent tax office. Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.
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
The withholding tax on dividends distributed to other foreign resident shareholders is reduced in accordance with an applicable double tax treaty (to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such double tax treaty with the country of residence of the shareholder and if the shareholder does not hold his ordinary shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. Further, the foreign resident shareholder must be eligible for treaty purposes and no limitation of benefits provision in a double tax treaty and—both in relation to a reduction pursuant to the EU Parent Subsidiary Directive and an applicable tax treaty—no German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (
Einkommensteuergesetz
) must be applicable.
However, the deduction of withholding taxes will generally apply irrespective of a possible reduction pursuant to the EU Parent Subsidiary Directive or applicable double tax treaty except for the case that the recipient of the dividends has been granted an exemption from the German Federal Central Tax Office (
Bundeszentralamt für Steuern
) upon formal application by the recipient of the dividends (
Freistellung im Steuerabzugsverfahren
). In case of deducted withholding taxes, the reduction of the withholding tax pursuant to both the EU Parent Subsidiary Directive and an applicable double tax treaty is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the EU Parent Subsidiary Directive (0%) or on the basis of the tax rate set forth in the applicable double tax treaty (15% unless further qualifications are met) is upon request refunded by the German Federal Central Tax Office (
Bundeszentralamt für Steuern
).
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
In order to receive a refund pursuant to a double tax treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the website of the Federal Central Tax Office (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (
Kapitalertragsteuerbescheinigung
) issued by the institution that deducted the respective withholding tax.
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
For individual or corporate shareholders tax resident outside Germany not holding the ordinary shares through a permanent establishment (
Betriebsstätte
) in Germany or as business assets (
Betriebsvermögen
) for which a permanent representative (
ständiger
Vertreter
) has been appointed in Germany, the remaining and paid withholding tax (if any) is then final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (for example, those shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their ordinary shares as business assets, as well as for shareholders tax resident outside of Germany holding their ordinary shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding Immatics’ ordinary shares as private assets, the withholding tax is a final tax (
Abgeltungsteuer
), subject to the exceptions described in the following section.
Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)
For individual shareholders (individuals) resident in Germany holding Immatics’ ordinary shares as private assets, dividends are subject to a flat rate tax which is satisfied by the withholding tax actually withheld (
Abgeltungsteuer
). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax (
Kirchensteuer
) in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (
Sperrvermerk
) with the German Federal Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (
Sparer-Pauschbetrag
) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (
Gesetz über die Eingetragene Lebenspartnerschaft
) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.
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
Exceptions from the flat rate tax (satisfied by withholding the tax at source,
Abgeltungswirkung
) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in Immatics and for shareholders who have a shareholding of at least 1% in Immatics and work for a company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the ordinary shares as business assets (see below “Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Ordinary Shares as Business Assets—Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced Immatics taxable income.
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
(
Mitunternehmerschaften
), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt
dividends are deemed to be
non-deductible
business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible. The participation exemption does not apply if and to the extent dividends reduced Immatics taxable income.
For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt
dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period (
Erhebungszeitraum
). In case of an indirect participation via a partnership please refer to the section “Partnerships” below.
If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15%, plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the applicably municipality levy rate determined by the municipality the corporate shareholder has its place of management and permanent establishments respectively).
Special regulations apply which abolish the 95% tax exemption, if the company’s ordinary shares are held as trading portfolio assets in the meaning of Section 340e of the German Commercial Code (
Handelsgesetzbuch
) by (i) a credit institution (
Kreditinstitut
), (ii) a financial service institution (
Finanzdienstleistungsinstitut
) or (iii) a financial enterprise within the meaning of the German Banking Act (
Kreditwesengesetz
), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution or a financial service institution, as well as by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.

Sole Proprietors
For sole proprietors (individuals) resident in Germany holding ordinary shares as business assets dividends are subject to the partial income rule (
Teileinkünfteverfahren
). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (
Gewerbesteuergesetz
), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently 4.0 times the trade tax measurement amount (
Gewerbesteuer-Messbetrag
). As from 2021 onwards the solidarity surcharge likely will be abolished in case a certain income threshold is not exceeded.
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

•
if the partner is a private individual, the dividend income will be subject to the flat tax rate (see “Private Individuals” above); unless the partnership is a (operative or deemed) commercial partnership in which case the partial income rule applies).

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
In case the ordinary shares in the company are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of the aforementioned exemption under (i) above, the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (
Gläubiger
) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.
Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)
For individual shareholders (individuals) resident in Germany holding ordinary shares as private assets, capital gains realized on the disposal of ordinary shares are subject to final withholding tax (
Abgeltungsteuer
). Accordingly, capital gains will be taxed at a flat tax rate of 25%, plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax, in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (
Sperrvermerk
) with the German Federal Central Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the ordinary shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (
Sparer-Pauschbetrag
) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (
Gesetz über die Eingetragene Lebenspartnerschaft
) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.
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
The final withholding tax (
Abgeltungsteuer
) will not apply if the seller of the ordinary shares or in case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule (
Teileinkünfteverfahren
). Accordingly, only (i) 60% of the capital gains will be taxed at his/

her personal income tax rate, plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.
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
Special regulations apply, if the ordinary shares are held as trading portfolio assets by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (
Kreditwesengesetz
) as well as by a life insurance company, a health insurance company or a pension fund (see “Corporations”).
Sole Proprietors
If the ordinary shares are held by a sole proprietor, capital gains realized on the disposal of the ordinary shares are subject to the partial income rule (
Teileinkünfteverfahren
). Accordingly, only (i) 60% of the capital gains will be taxed at his /her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (
Gewerbesteuergesetz
). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is partly or entirely be credited against the shareholder’s personal income tax liability. As from 2021 onwards the solidarity surcharge likely will be abolished in case a certain income threshold is not exceeded.
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
In addition, if the partnership is liable to German trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is a private individual the trade tax paid at the level of the is credited against the partner’s personal income tax liability at up to 4.0 times of the trade tax measurement amount (
Gewerbesteuer-Messbetrag
) depending on the applicable municipal trade tax levy rate and the personal tax situation.
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
business expenses).
Inheritance and Gift Tax
The transfer of Immatics’ ordinary shares to another person by way of succession or donation is subject to German inheritance and gift tax (
Erbschaft- und Schenkungsteuer
) if:
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

Value Added Tax (VAT)
No German value added tax (
Umsatzsteuer
) will be payable by a shareholder in respect of any purchase, ownership and disposal of the ordinary shares except for a valid option to waive VAT exemption requiring a sale between entrepreneurs for VAT purposes.
Transfer Taxes
No German capital transfer tax (
Kapitalverkehrsteuer
) or stamp duty (
Stempelgebühr
) or similar taxes are levied when acquiring, owning or transferring the company’s ordinary shares. Net wealth tax (
Vermögensteuer
) is currently not levied in Germany.
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
including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is
www.immatics.com
. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.

I. Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash, cash equivalents and fixed-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from our operations. We do not engage in the trading of financial assets for speculative purposes. The main risks arising from our financial instruments are interest rate risk, liquidity risk and currency exchange risk. The Board reviews and agrees to policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.
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
Our cash and cash equivalents were €133.0 million as of December 31, 2021. Approximately 89% of our cash and cash equivalents were held in Germany, of which approximately 81% were denominated in euros and 19% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have bonds classified as financial assets denominated in U.S. dollars in the amount of €12.1 million as of December 31, 2021. We believe we do not have a material exposure to foreign currency risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable
.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A. Defaults
None.
B. Arrears and Delinquencies
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
As required by
Rule 13a-15 under
the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form
20-F
and have concluded that our disclosure controls and procedures were effective as of December 31, 2021. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15(f)
and
15d-15(f)
under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in
 Internal Control—Integrated Framework (2013
) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Our management concluded that we did maintain effective internal control over financial reporting as of December 31, 2021 based on criteria described in
 Internal Control—Integrated Framework
 (2013) issued by the COSO.

C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s registered public accounting firm as we are an emerging growth company under the JOBS Act.
D. Changes in Internal Control Over Financial Reporting
During the period covered by this annual report and as described below, there were changes in our internal control over financial reporting (as defined in
Rule 13a-15(f)
under the Exchange Act) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting as part of the remediation measures described below.
Remediation of Previous Material Weaknesses in Internal Control Over Financial Reporting
During 2021 we implemented with the supervision of our Chief Executive Officer and our Chief Financial Officer and our Audit Committee the below remediation measures to remediate two material weaknesses we had identified as of December 31, 2020.

•	clearly defined control processes, roles and segregation of duties within our business processes to ensure appropriate financial reporting

•
clearly defined control processes, roles and segregation of duties within our IT general controls for information systems that are significant to the preparation of our consolidated financial statements

We have implemented our remediation plan to address these material weaknesses. As part of our remediation, we have

•	re-designed the key processes including IT general controls and included significant measures to ensure an effective internal control over financial reporting

•	developed internal testing and monitoring procedures over these controls

•	trained our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures
During 2021, we improved our procedures and controls related to our financial statement closing process, including implementation of standard operating procedures, enhancements to our process for the evaluation and documentation of IFRS treatment of non-routine
transactions, and checklists to monitor timely compliance. In addition, management enhanced and further formalized accounting reconciliations, including increasing the frequency and timeliness of the related review.
Our management oversaw the remediation efforts associated with the previously identified material weaknesses and concluded as of December 31, 2021 that the material weaknesses had been remediated.

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
20-F.
For the year ended December 31, 2021, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2021	2020
	(euro in thousands)
Audit Fees	1,298	1,042
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,298	1,042
For the years ended December 31, 2021 and 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was the Company’s auditor.
Audit fees include the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and review of securities offering documents.
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
During the year ended December 31, 2021, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

•
Quorum Requirements
. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third
of the outstanding voting stock.

•
Solicitation of Proxies
. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).

•
Compensation Committee
. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, inter alia, consists entirely of independent directors.

•
Nominating and Corporate Governance Committee
. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations.

•
Director Compensation
. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5250(b)(3), which requires an issuer to disclose information regarding third party compensation of its directors or director nominees.

•
Shareholder Approval
. We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that it nevertheless complies with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and that it has an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to use these exemptions for as long as we continue to qualify as a foreign private issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS
Financial statements are filed as part of this Annual Report beginning on page
F-1.

ITEM 19.	EXHIBITS
The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.1	Warrant Agreement between Continental Stock Transfer & Trust Company and ARYA Sciences Acquisition Corp.	8-K	001-38688	4.1	December 16, 2018

2.2	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp.	F-4	333-237702	4.1	June 5, 2020

2.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

4.2#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.3†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.4†	License Royalty Adjustment Agreement, dated as of January 5, 2016, by and between Immatics US, Inc. and The Board of Regents of The University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.6	April 16, 2020

4.5†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.6†	Restricted Stock Acquisition Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.8	April 16, 2020

4.7†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

4.8†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.9†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.10†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.11†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.13	April 16, 2020

4.12†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.14	April 16, 2020

4.13†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

4.14†	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	20-F	001-39363	4.14	March 30, 2021

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.15#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

4.16*	License, Development and Commercialization Agreement, dated as of December 10, 2021, by and between Immatics Biotechnologies GmbH and Bristol-Myers Squibb Company

8.1	Subsidiaries	20-F	001-39363	8.1	March 30, 2021

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

Report of Independent Registered Public Accounting Firm
To the
Shareholders and Board of Directors of IMMATICS N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of IMMATICS N.V. and its subsidiaries
(the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Stuttgart, Germany
March 23, 2022
PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Dietmar Eglauer	/s/ ppa. Jens Rosenberger
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)
We have served as the Company’s auditor since 2019.

Consolidated Statement of Financial Position of Immatics N.V.

	Notes	As of
		December 31, 2021	December 31, 2020
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		132,994	207,530
Other financial assets	24	12,123	24,448
Accounts receivable	7	682	1,250
Other current assets	8	6,408	5,763

Total current assets		152,207	238,991
Non-current assets
Property, plant and equipment	9	10,506	7,868
Intangible assets	10	1,315	914
Right-of-use assets	11	9,982	6,149
Other non-current assets	8	636	724

Total non-current assets		22,439	15,655

Total assets		174,646	254,646

Liabilities and shareholders’ equity
Current liabilities
Provisions		51	51
Accounts payable	12	11,624	10,052
Deferred revenue	13	50,402	46,600
Other financial liabilities	17	27,859	16,869
Lease liabilities	11	2,711	1,881
Other current liabilities	15	2,501	2,025

Total current liabilities		95,148	77,478
Non-current liabilities
Deferred revenue	13	48,225	85,475
Lease liabilities	11	7,142	4,306
Other non-current liabilities		68	—

Total non-current liabilities		55,435	89,781
Shareholders’ equity
Share capital	19	629	629
Share premium		565,192	538,695
Accumulated deficit		(537,813)	(444,478)
Other reserves		(3,945)	(7,459)

Total shareholders’ equity		24,063	87,387

Total liabilities and shareholders’ equity		174,646	254,646

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Loss of Immatics N.V.

	Notes	Year ended December 31,
		2021	2020	2019
		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	13	34,763	31,253	18,449
Research and development expenses		(87,574)	(67,085)	(40,091)
General and administrative expenses		(33,808)	(34,186)	(11,756)
Other income	14	325	303	385

Operating result		(86,294)	(69,715)	(33,013)
Financial income	16	5,675	2,949	790
Financial expenses	16	(1,726)	(10,063)	(264)
Change in fair value of warrant liabilities	17	(10,990)	17,775	—
Share listing expense	17	—	(152,787)	—

Financial result		(7,041)	(142,126)	526

Loss before taxes		(93,335)	(211,841)	(32,487)
Taxes on income		—	—	—

Net loss		(93,335)	(211,841)	(32,487)
Attributable to:
Equity holders of the parent		(93,335)	(211,284)	(31,571)
Non-controlling interest	20	—	(557)	(916)

Net loss		(93,335)	(211,841)	(32,487)

Net loss per share—basic and diluted		(1.48)	(4.40)	(0.95)
Weighted average shares outstanding—basic and diluted		62,912,921	48,001,228	33,093,838
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Notes	Year ended December 31,
		2021	2020	2019
		(Euros in thousands)
Net Loss		(93,335)	(211,841)	(32,487)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences from foreign operations		3,514	(6,689)	(29)

Total comprehensive loss for the period		(89,821)	(218,530)	(32,516)
Attributable to:
Equity holders of the parent		(89,821)	(217,973)	(31,600)
Non-controlling interest	20	—	(557)	(916)

Total comprehensive loss for the period		(89,821)	(218,530)	(32,516)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(93,335)	(211,841)	(32,487)
Adjustments for:
Interest income	(133)	(850)	(790)
Depreciation and amortization	5,260	4,424	3,858
Interest expense	566	289	170
Share listing expense	—	152,787	—
Equity settled share-based payment	26,403	22,908	152
MD Anderson compensation expense	—	45	700
(Decrease) Increase in other liabilities resulting from share appreciation rights	—	(2,036)	1,864
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—
Net foreign exchange differences	554	(4,477)	3
Change in fair value of warrant liabilities	10,990	(17,775)	—
Changes in :
Decrease (increase) in accounts receivable	569	(294)	(563)
(Increase) in other assets	(483)	(1,600)	(1,497)
(Decrease) increase in accounts payable and other current liabilities	(31,784)	(23,387)	98,937
Interest received	175	808	790
Interest paid	(566)	(289)	(170)

Net cash (used in)/provided by operating activities	(81,784)	(85,610)	70,967

Cash flows from investing activities
Payments for property, plant and equipment	(5,106)	(7,420)	(2,143)
Cash paid for investments in Other financial assets *	(11,298)	(58,087)	(77,810)
Cash received from maturity of investments classified in Other financial assets *	24,448	49,662	74,888
Payments for intangible assets	(551)	(104)	(91)
Proceeds from disposal of property, plant and equipment	—	—	97

Net cash (used in)/provided by investing activities	7,493	(15,949)	(5,059)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	94	217,918	—
Transaction cost deducted from equity	—	(7,939)	—
Payments for leases	(2,707)	(2,096)	(1,862)

Net cash (used in)/provided by financing activities	(2,613)	207,883	(1,862)

Net (decrease)/increase in cash and cash equivalents	(76,904)	106,324	64,046

Cash and cash equivalents at beginning of period	207,530	103,353	39,367

Effects of exchange rate changes on cash and cash equivalents	2,368	(2,147)	(60)

Cash and cash equivalents at end of period	132,994	207,530	103,353

*
See Note 2 for details regarding the revision of prior period numbers as a result of a correction in presentation of cash paid for investments in Other financial assets and Cash received from maturity of investments classified in Other financial assets

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non- controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2019		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss		—	—	—	(29)	(29)	—	(29)
Net loss		—	—	(31,571)	—	(31,571)	(916)	(32,487)
Comprehensive loss for the year		—	—	(31,571)	(29)	(31,600)	(916)	(32,516)
Equity-settled tandem awards	18	—	152	—	—	152	—	152
MD Anderson compensation expense	20	—	—	—	—	—	700	700

Balance as of December 31, 2019		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)

Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(6,689)	(6,689)	—	(6,689)
Net loss		—	—	(211,284)	—	(211,284)	(557)	(211,841)
Comprehensive loss for the year		—	—	(211,284)	(6,689)	(217,973)	(557)	(218,530)
Reorganization	3,19	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	3,20	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	3, 19	104	89,973	—	—	90,077	—	90,077
ARYA Merger, net of transaction costs	3,19,17	180	237,864	—	—	238,044	—	238,044
SAR conversion	18	7	(7)	—	—	—	—	—

Total issuance of share capital		298	328,331	—	—	328,629	(508)	328,121
Equity-settled share-based compensation	18	—	22,908	—	—	22,908	—	22,908
Payment related to share-based compensation awards previously classified as equity-settled	18	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	20	—	—	—	—	—	45	45

Balance as of December 31, 2020		629	538,695	(444,478)	(7,459)	87,387	—	87,387

Balance as of January 1, 2021		629	538,695	(444,478)	(7,459)	87,387	—	87,387
Other comprehensive income		—	—	—	3,514	3,514	—	3,514
Net loss		—	—	(93,335)	—	(93,335)	—	(93,335)
Comprehensive income/(loss) for the year		—	—	(93,335)	3,514	(89,821)	—	(89,821)
Equity-settled share-based compensation	18	—	26,403	—	—	26,403	—	26,403
Share options exercised		—	94	—	—	94	—	94

Balance as of December 31, 2021		629	565,192	(537,813)	(3,945)	24,063	—	24,063

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements of Immatics N.V.

1.	Group information
Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer patients. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the ARYA Merger (defined below) on July 1, 2020.
Immatics N.V is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Therefore, the comparable consolidated financial statements as of December 31, 2019 and for the years ended December 31, 2019 represent consolidated financial statements of Immatics Biotechnologies GmbH.
These annual consolidated financial statements of the Group for the year ended December 31, 2021 were authorized for issue by the Board of Directors of Immatics N.V. on March 22, 2022.

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
The Group had a
non-controlling
interest, representing approximately 3.96% of the Group’s Immatics US, Inc. subsidiary as of December 31, 2019. On July 1, 2020 and as part of the ARYA Merger, the non-controlling
interest of MD Anderson in Immatics US, Inc. was exchanged for ordinary shares in Immatics N.V. See note 3 for further details.
During the preparation of the annual consolidated financial statements for the year ended December 31, 2021, the Group identified an error in the presentation of ‘Cash paid for investments in Other financial assets’ and ‘Cash received from maturity of investments classified in Other financial assets’ in the statement of cash flows. The error resulted in a gross up of cash paid and cash received from maturity of investments within
cashflows from investing activities. As a result, cash paid for investments was understated by €57.3 million and overstated by €24.8 million for the years ended December 31, 2019 and 2020 respectively with an offsetting under- and overstatement of cash received from investments. In addition cash paid for investments was overstated by €21.3 million (unaudited),
 €42.4
million (unaudited)
and €42.5 million (unaudited) for the three months ended March 3
1
, 2021, the six months ended June 30, 2021 and the nine months ended September 30, 2021, respectively with an offsetting overstatement of cash received from investments. There was no impact on total cash flows from investing activities for any of the periods presented.
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
The Group plans to seek funds through further private or public equity financings, debt financings, collaboration agreements and marketing, distribution or licensing arrangements. The Group may not be able to obtain financing or enter into collaboration or other arrangements on acceptable terms. If the Group is unable to obtain funding, it could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. However, Immatics’ cash and cash equivalents as well as short-term deposits will be sufficient to fund operating expenses and capital expenditure requirements for at least twelve months from the issuance date.
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

2.4	COVID-19
In December 2019, a novel strain of coronavirus
(“COVID-19”)
emerged. In response, many countries and businesses still institute travel
restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.
Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has not significantly impacted the Group. The ongoing spread of
COVID-19
may in the future negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees.
COVID-19
could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe. Given the ongoing vaccination programs both in the U.S. and in Europe we currently do not expect significant negative impacts on the Group’s activities in the future, but variants of
COVID-19
could limit the impact of vaccines and lead to negative impacts on the Group’s activities.

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

As part

of the Reorganization, the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center (“MD Anderson”) exchanged its interest in Immatics US, Inc. for ordinary shares in the share capital of Immatics N.V. (“MD Anderson Share Exchange”). This resulted in a decrease to non-controlling
interest of €
0.5
 million, with corresponding increases to share capital and share premium. (See note 20).

•
ARYA merged into Immatics N.V., with former ARYA shareholders receiving one ordinary share of Immatics N.V. for each issued and outstanding ordinary share of ARYA and one warrant to purchase ordinary shares in Immatics N.V., for each issued and outstanding warrant to acquire ordinary shares in ARYA. The merger of ARYA constituted a transaction by Immatics N.V., which is accounted for within the scope of IFRS 2.

As part

of the transaction, former shareholders of ARYA received
17,968,750
shares of Immatics N.V. and
7,187,500
warrants (“Immatics Warrants”) to purchase ordinary shares of Immatics N.V. In exchange, Immatics received the net assets held by ARYA, which had a fair value of €
90.3
 million upon closing of the transaction on July 1, 2020. The net assets included €
128.8
 million of cash and cash equivalents held in ARYA’s trust account and current liabilities of €
3.9
 million as well as the fair value of the warrants in the amount of €
34.6
 million.
In accordance

with IFRS 2, the difference between the fair value of the net assets contributed by ARYA and the fair value of equity instruments provided to former ARYA shareholders is treated as an expense, resulting in a €
152.8
 million Share listing expense classified within the financial result (See Note 17) and an increase in equity. The 7,187,500 Immatics Warrants give the holder the right, but not the obligation, to subscribe to Immatics’ shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Those instruments were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32. Due to an option of cashless exercise of the Immatics Warrants, which gives Immatics a choice over how the warrant is settled with a settlement alternative, that results in Immatics delivering a variable number of shares. Therefore, the Immatics Warrants are accounted for as financial liability through profit and loss.

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
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
New standards and interpretations applied for the first time:

Standard/interpretation	Effective date
Amendment to IFRS 16, ‘Leases’ – COVID-19 related rent concessions	April 1, 2021
Changes to IFRS 4 – Effective date of IFRS 9 for insurance companies	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2	January 1, 2021

Those amendments on standards and interpretations had no effect on the consolidated financial statements of the Group.

4.2	Assessment of potential impact of future standards, amendments to existing standards and interpretations
The following standards and interpretations have been issued by the IASB, but were not yet mandatory for the year ended December 31, 2021:

Standard/interpretation	Effective date	Material effect expected on Immatics financial statements
Amendments to IFRS 3, ‘Business combinations’, IAS 16,’ Property, plant and equipment’, and IAS 37 ‘Provisions, contingent liabilities and contingent assets’	January 1, 2022	No
Annual Improvements 2018-2020	January 1, 2022	No
IFRS 17, ‘Insurance contracts’ as amended in June 2020 by amendments to IFRS 17, Insurance Contracts	January 1, 2023	No
Amendments to IAS 1, ‘Presentation of financial statements’, on classification of liabilities	January 1, 2023	No
Amendments to IAS 1, ‘Presentation of financial statements’, IFRS Practice statement 2 and IAS 8,’ Accounting policies, changes in accounting estimates and errors’	January 1, 2023	No

5.	Summary of accounting policies applied by the Group for the annual reporting period ending December 31, 2021
The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

5.1	Segment information
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
Initial recognition and measurement
Financial assets within the scope of IFRS 9 include cash and cash equivalents, short-term deposits, bonds and receivables. Immatics determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value plus transaction costs. Purchases and sales of financial assets are recognized on their trade date, on which the Group commits to purchase or sell the asset. The subsequent measurement of financial assets depends on their classification as described below.
Short-term deposits
Immatics has short-term deposits with original maturities between three and nine months, which are classified as Other financial assets. Short-term deposits with an original maturity of three months or less are classified as cash and cash equivalents. Under IFRS 9 short-term deposits are classified within financial assets at amortized costs.

Bonds
Immatics holds bonds, which are classified as Other financial assets. The bonds` contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost.
Receivables
The Group has receivables from collaboration agreements. A receivable must be capitalized at the point in time at which the Group has become a contractual partner and a unconditional claim to cash and cash equivalents has arisen. In subsequent reporting periods, a receivable is measured at amortized cost using the effective interest method. Since the receivables are short-term receivables without a fixed interest rate, these receivables are capitalized at the original invoice or contract amount. Receivable balances are classified as current assets, because all of the Group’s receivables have an expected maturity of less than 12 months.
Interest and other finance income and expense
Interest income and expenses from financial instruments are recorded using the effective interest rate (“EIR”). EIR is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income and expenses are classified as financial income and expense.
As of December 31, 2020, Immatics was a counterparty in foreign exchange forward contracts. The contracts did not meet the criteria to apply hedge accounting and are therefore separately accounted for and measured at fair value. Any change in the fair value was considered within the Consolidated Statement of Loss. As of December 31, 2021, Immatics is not a counterparty in foreign exchange forward contracts.

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
Acquired intangible assets are initially recognized at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment, whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life, is reviewed at least at the end of each reporting period. Immatics does not have any internally developed intangible assets or intangible assets with indefinite useful lives. Immatics reviews potential triggering events to identify the need for an impairment test.
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
An intangible asset arising from development expenditure on an individual project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. The Group did not recognize any intangible assets from development expenditures in 2021, 2020 and 2019 due to the existing uncertainties in connection with its development activities. Research and development expenses include the following types of costs:

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
components. The Group has

elected not to separate lease and
non-lease
components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes. Under IFRS 16, leases are recognized as a right-of-use
asset with a corresponding liability on the date at which the leased asset is available for use by the Group (lease commencement date).
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
The lease term consists of the
non-cancellable
period. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for the Group’s leases, the lessee’s incremental borrowing rate (“IBR”) is used. The IBR is the rate that the individual lessee would have to pay to borrow the funds, necessary to obtain an asset of similar value to the right-of-use
asset in a similar economic environment with similar terms, security and conditions. The Group used an IBR for each respective lease to calculate the initial lease liability.
To determine the IBR, the Group:

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
Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The extension and termination options held are exercisable only by the Group and not by the respective lessor. For relevant leases which include an extension option, Immatics performed an assessment as of December 31, 2021 to determine whether option extensions are reasonably certain.

5.9	Revenue from collaboration agreements
The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2021, the Group had three strategic collaboration agreements in place with Genmab A/S, Copenhagen/Denmark (“Genmab”), Celgene Switzerland LLC (“BMS”) and GlaxoSmithKline Intellectual Property Development Limited (“GSK”). Each of the Group’s three strategic collaboration agreements are in the pre-clinical
stage. The collaboration with Amgen Inc., Thousand Oaks/CA/USA (“Amgen”) was terminated in October
20
21.
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
As part of the collaboration arrangements, Immatics grants licensing rights for the development and commercialization of future product candidates, developed for targets defined in the collaboration agreements. Additionally, Immatics agrees to perform certain research activities under the collaboration agreements, including screening of highly specific molecules for reactivity with the specified targets and off-targets
using Immatics’ proprietary technology and
know-how,
participation on steering committees, and preparation of data packages.
The Group performs an analysis to identify the performance obligations under the contract, including licenses and rights to future intellectual property developed under the contract and research activities. As these agreements comprise several promises, it must be assessed whether these promises are capable of being distinct and distinct within the context of the contract.
Up-front
licensing payments and reimbursement for research and development expenses are initially deferred on our Consolidated Statement of Financial Position and subsequently recognized as costs are incurred using a cost-to-cost
method. Milestone payments are included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone has been included in the transaction price.
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
cost-to-cost
basis.
The
cost-to-cost
basis using direct costs and directly attributable personnel costs is considered the best measure of progress in which control of the combined performance obligations transfers to the Group’s collaboration partners, due to the nature of the work being performed.
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
Sales-based milestones and royalty payments
The collaboration agreements also include sales-based royalty payments upon successful commercialization of a licensed product. In accordance with IFRS 15.B63, the Group recognizes revenue from sales-based milestone and royalty payments at the later of (i) the occurrence of the subsequent sale; or (ii) the performance obligation to which some or all of the sales-based milestone, or royalty payments has been allocated. The Group anticipates recognizing these milestones and royalty payments, when subsequent sales are generated from a licensed product by the collaboration partner.
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
Transactions and balances in Germany and in the USA
The consolidated financial statements are presented in Euro, which is the parents’, Immatics N.V. functional and reporting currency. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The Consolidated Statement of Loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive loss.
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. The Group determined the functional currency of Immatics Biotechnologies GmbH to be Euros and of Immatics US Inc. to be USD. The Group used the following exchange rates to convert the financial statements of its U.S. subsidiary:

	2021		2020		2019
	Year-end rate	Average rate	Year-end rate	Average rate	Year-end rate	Average rate
Euros per U.S. Dollar	0.88292	0.84495	0.8149	0.8762	0.8902	0.8932

5.13	Fair value of financial instruments
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
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when it is virtually certain that reimbursement will be received if the Group settles the obligation.
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
Revenue recognition from collaboration agreements
As the collaboration agreements comprise several promises, it must be assessed whether these promises are capable of being distinct within the context of the contract. For the three collaboration agreements the Group assessed that these promises are not capable of being distinct within the context of the contract, which results in accounting for all goods and services promised as a single performance obligation with a single measure of progress. The performance obligation is accounted for as a performance obligation, satisfied over time using a cost-to-cost
method as the customer simultaneously receives and consumes the benefits from Immatics’ performance.
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
Management determined the value of share-based awards with the assistance of a third-party valuation specialist using certain assumptions, such as volatility, risk-free interest rate, exercise pattern and expected dividends. Changes in these estimates can have a material effect on share-based expenses recognized.
For 2019, the vested SARs under the 2010 Plan could only be exercised in an event that more than 50% of the shareholdings in the Company will be acquired by a third person (“Change of control”) and the vested SARs of the 2016 Plan might only be exercised upon the occurrence of a change in control or expiration of the applicable lock-up
period following completion of an initial public offering (“IPO”). The fair values of these awards were discounted based on the probability of the awards becoming exercisable. It is necessary to look at different scenarios under which the award would be expected to be realized. Therefore, it was necessary to estimate the probability of each such scenario. The present value of the probability-weighted fair value under all scenarios represents the value of the awards. The difficulty in applying this method is the estimation of the different possible outcomes and the probabilities associated with such outcomes. Management’s assessment is updated at each valuation date.

Classification of Warrants
As of December 31, 2021, there were 7,187,500 Immatics Warrants outstanding, which were assumed as part of the ARYA Merger (see Note 3). The warrants entitle the holder to purchase one ordinary share of Immatics N.V. at an exercise price of $11.50 per share. Until warrant holders acquire the Groups ordinary shares upon exercise of such warrants, they will have no rights with respect to the Groups ordinary shares. The warrants will expire on July 1, 2025, five years after the ARYA Merger close date, or earlier upon redemption or liquidation in accordance with their terms.
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

7.	Accounts receivable

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Receivables from collaboration agreements	682	1,250

Accounts receivable	682	1,250

As of December 31, 2021, and 2020, no receivables were considered impaired.

8.	Other current and non-current assets
Other current assets

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Grant receivable	762	875
Prepaid expenses	3,781	2,389
Positive market value forward contract	—	914
Value added tax receivable	915	798
Other assets	950	787

Other current assets	6,408	5,763

The Group recognizes receivables for government grants when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with. As of December 31, 2021, and 2020, no
receivables were considered impaired.

Prepaid

expenses include prepaid insurance expenses of €
1.3
 million and €
1.0
 million as of December
31
,
2021
and
2020
, respectively. The Group accrued €
0.7
 million and €
0.5
 million of incremental cost for the successful arrangement of the BMS and Genmab collaboration agreements as of December
31
,
2021
and
2020
, respectively. Additionally, prepaid expenses include expenses for licenses and software of €
0.5
 million and €
0.6
 million as of December
31
,
2021
and
2020
, respectively. Furthermore prepaid expenses include expenses for maintenance of €
0.8
 million and €
0.2
 million as of December
31
,
2021
and
2020
, respectively. The remaining amount is related to CRO expenses.

Other assets include receivables from capital gains tax of €
0.3
 million and €
0.4
 million as of December
31
,
2021
and
2020
, respectively. The remaining amount is mainly related to prepaid deposit expenses.
Other
non-current
assets

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Prepaid expenses	636	724

Total non-current assets	636	724

Prepaid expenses consist of €0.3 million and €0.7 million of incremental cost paid for the successful arrangement of the BMS and Genmab collaboration agreements as of December 31, 2021 and 2020, respectively. The remaining amount is related to a long-term maintenance contract.

9.	Property, plant and equipment
Changes to property, plant and equipment during 2021 and 2020 consisted of the following:

(Euros in thousands)	Laboratory equipment	Computer equipment	Office equipment	Total
Cost as of January 1, 2020	12,723	2,956	1,753	17,432
Additions	3,545	406	1,427	5,379
Disposals	1	—	6	7
Currency translation differences	299	40	28	367

Cost as of December 31, 2020	15,968	3,322	3,146	22,437
Accumulated depreciation as of January 1, 2020	9,303	2,050	1,359	12,712
Additions	1,384	404	315	2,102
Disposals	1	—	6	7
Currency translation differences	210	26	3	239

Accumulated depreciation as of December 31, 2020	10,476	2,428	1,665	14,568

Net book value as of December 31, 2020	5,493	894	1,481	7,868

Cost as of January 1, 2021	15,968	3,322	3,146	22,437
Additions	3,487	1,105	489	5,081
Disposals	144	—	—	144
Currency translation differences	319	43	26	388

Cost as of December 31, 2021	19,630	4,470	3,661	27,761

Accumulated depreciation as of January 1, 2021	10,476	2,428	1,665	14,568
Additions	1,501	508	565	2,574
Disposals	144	—	—	144
Currency translation differences	219	30	7	256

Accumulated depreciation as of December 31, 2021	12,052	2,966	2,237	17,255

Net book value as of December 31, 2021	7,578	1,504	1,424	10,506

Depreciation expense is included in the following line items of the Consolidated Statement of Loss:

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Research and development expenses	1,684	1,502	1,315
General and administrative expenses	890	600	482

Total	2,574	2,102	1,797

10.	Intangible assets
Changes to intangible assets during 2021 and 2020 consisted of the following:

(Euros in thousands)	Patents and licenses	Software licenses	Total
Cost as of January 1, 2020	1,220	643	1,863
Additions	—	104	104
Currency translation differences	(88)	(9)	(97)

Cost as of December 31, 2020	1,132	738	1,870
Accumulated amortization as of January 1, 2020	369	486	855
Additions	56	71	126
Currency translation differences	(22)	(3)	(25)

Accumulated amortization as of December 31, 2020	403	554	957

Net book value as of December 31, 2020	730	184	914

Cost as of January 1, 2021	1,132	738	1,870
Additions	320	162	481
Currency translation differences	99	8	107

Cost as of December 31, 2021	1,551	908	2,459
Accumulated amortization as of January 1, 2021	403	554	957
Additions	54	106	160
Currency translation differences	23	4	27

Accumulated amortization as of December 31, 2021	480	664	1,144

Net book value as of December 31, 2021	1,071	244	1,315

Amortization expense is classified as follows within the Consolidated Statement of Loss:

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Research and development expenses	35	31	28
General and administrative expenses	125	95	83

Total	160	126	111

11.	Leases
Right-of
use assets consist of the following:

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Buildings	9,028	5,760
Laboratory equipment	669	—
IT and telecommunication	177	258
Vehicles	74	90
Other assets	34	41

Total	9,982	6,149

Lease liabilities consist of the following:

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Lease liability – current	2,711	1,881
Lease liability – non-current	7,142	4,306

Total	9,853	6,187

Additions to the
right-of-use
assets
and liab
i
lities
were €6.7 million and €5.1 million as of December 31, 2021 and 2020, respectively.
Currency translation differences included in
right-of-use
assets were €0.3 million and €0.3 million as of December 31, 2021 and 2020, respectively.

Expenses related to
right-of-use
assets and lease liabilities consist of the following:

	Year ended December 31,
Depreciation charges of right-of-use assets	2021	2020
	(Euros in thousands)
Buildings	2,199	2,036
Laboratory equipment	162	—
IT and telecommunication	98	101
Vehicles	59	50
Other assets	8	8

Total	2,526	2,195

Interest expenses from leases	288	260
Expense relating to short-term leases and low-value assets (included in administrative expense)	95	51
The total cash payments for leases were €3.2 million and €2.4 million as of December 31, 2021 and 2020, respectively.
As of December 31, 2021, the Group has committed lease payments associated with lease liability of €10.3 million, of which €2.9 million will occur in the next 12 months. The remaining lease payments will occur between January 1, 2023 and March 31, 2028.

12.	Accounts payable

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Accounts payable	3,009	2,554
Other accrued liabilities	8,615	7,498

Total accounts payable	11,624	10,052

Other accrued liabilities classified within accounts payable mainly relate to outstanding invoices totaling €8.6 million and €7.5 million as of December 31, 2021 and 2020, respectively.

13.	Revenue from collaboration agreements
The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of December 31, 2021, the Group had three strategic collaboration agreements in place after one collaboration was terminated. All collaboration agreements are still at pre-clinical
stage.
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
Immatics reassessed the total forecasted cost as part of the Group’s annual budget process and adjusted the total forecasted cost accordingly.

Amgen Collaboration Agreement
In December 2016, Immatics Biotechnologies GmbH entered into a research collaboration and license agreement with Amgen to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancers. Under the terms of the agreement, Immatics contributed its XPRESIDENT target discovery and T cell receptor (“TCR”) capabilities to the pre-clinical
development of product candidates. Amgen Inc. contributed its validated Bispecific T cell Engager (“BiTE
®
”
) technology and will be responsible for the clinical development, manufacturing and commercialization worldwide.
The Group received a
non-refundable
upfront payment of $30 million (€28 million) upon signing of the Amgen agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue as on a cost-to-cost
basis using forecasted costs. A
cost-to-cost
basis was determined most representative of the transfer of benefits to Amgen.
The collaboration with Amgen has been discontinued in October 2021. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. The Group recognized the remaining deferred revenue balance of €10.2 million as of December 31, 2021, no further revenue will be recognized from the collaboration thereafter.
The Group recognized €10.2 million, €4.9 million and €6.2 million of revenue associated with the upfront payment during the years ended December 31, 2021, 2020 and 2019, respectively. Total deferred revenue under the agreement was €0.0 million and €10 million as of December 31, 2021 and 2020 respectively.

Genmab Collaboration Agreement
In July 2018, Immatics Biotechnologies GmbH entered into a research collaboration and license agreement with Genmab to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancer indications. Under the agreement, Immatics and Genmab conduct joint research to combine Immatics’ XPRESIDENT and Bispecific TCR technology platforms with Genmab’s proprietary antibody technologies to develop multiple bispecific immunotherapies in oncology. The two companies plan to develop immunotherapies directed against three proprietary targets. Genmab will be responsible for development, manufacturing and worldwide commercialization. Immatics will have an option to contribute certain promotion efforts at predetermined levels in selected countries in the EU.
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
The Group received a
non-refundable
upfront payment of $54 million (€46 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue. The Group recognized €6.9 million, €11.2 million and €11.2 million of revenue
associated with

the upfront payment and with reimbursements for research and development costs performed, during the years ended December 31, 2021, 2020 and 2019, respectively. Revenue for the Genmab collaboration agreement is recognized on a cost-to-cost
basis using forecasted costs. A
cost-to-cost
basis was determined most representative of the transfer of benefits to Genmab. Total deferred revenue under the agreement was €20 million and €26 million as of December 31, 2021 and 2020, respectively.
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

Immatics would have certain early-stage
co-development
rights or
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
The Group received a
non-refundable
upfront payment of $75 million (€68 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue. The Group recognized €13.1 million, €11.5 million and €1.1 million of revenue associated with the upfront payment as of December 31, 2021, 2020 and 2019, respectively. Revenue for the BMS collaboration agreement is recognized on a cost-to-cost
basis using forecasted costs. A
cost-to-cost
basis was determined most representative of the transfer of benefits to BMS. Total deferred revenue under the agreement was €42 million and €55 million as of December 31, 2021 and 2020, respectively.

GSK
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
The Group classified the initial receipt of the upfront payment as deferred revenue. The Group recognized €4.5. million and €3.7 million of revenue associated with the upfront payment as of December 31, 2021 and 2020, respectively. The Group has not recognized revenue associated with the upfront payment during 2019. Total deferred revenue under the agreement was €37 million and €41 million as of December 31, 2021 and 2020, respectively.
The Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of December 31, 2021, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

Deferred revenue related to the collaboration agreements consist of the following:

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Current	50,402	46,600
Non-current	48,225	85,475

Total	98,627	132,075

Cost to obtain a contract
The Group incurred costs from a third party, who assists in identifying collaboration partners. The Group recognizes an asset to the extent these costs are incremental and directly related to a specific contract. The Group then amortizes the asset consistently with the pattern of revenue recognition for the related contracts. Total assets, net of amortization, for these capitalized costs of obtaining a contract were €0.9 million and €1.2 million as of December 31, 2021 and 2020, respectively, which are classified in other current assets and other non-current
assets. The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.3 million, €0.3 million and €0.2 million as of December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, the Group is potentially liable to pay €1.6 million ($2 million) to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.
Each of the Group’s strategic collaboration agreements included a non-refundable
upfront payment, meant to subsidize research activities, recognized as deferred revenue. For all collaboration agreements these upfront payments exceeded the Group’s right to consideration for services performed under each collaboration agreement. Therefore, only deferred revenue net of contract assets is presented as of December 31, 2021, December 31, 2020 and December 31, 2019, respectively.

14.	Other income
Other income includes grant income andimmaterial amounts from other sources. The Group receives income through government grants for specific research and development projects. The Group recognizes grant income as it performs research and development activities specified by the grant agreements. Total grant income was €0.0 million, €0.2 million, and €0.03 million during the years ended December 31, 2021, 2020 and 2019, respectively. There are no unfulfilled conditions or contingencies attached to these grants.
The Group had a receivable under these agreements of €0.8 million and €0.9 million as of December 31, 2021 and 2020, respectively.
The Group classifies receivables under these agreements within other current assets.

15.	Other current liabilities
The components of other current liabilities are:

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Payroll tax	1,760	1,185
Accrual for vacation	607	525
Accrued bonuses	—	154
Other	134	161

Total	2,501	2,025

Other current liabilities are
non-interest-bearing
and are due within one year. The carrying amounts of other current liabilities represents fair value due to their short-term nature.

16.	Financial income and expenses
Financial income and financial expenses consist of the following:

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Interest income from short-term deposits	133	850	790
Foreign currency gains	5,542	—	—
Gain on other financial instruments	—	2,099	—

Financial income	5,675	2,949	790
Interest expenses	(566)	(289)	(170)
Foreign currency losses	(276)	(9,774)	(94)
Losses on other financial instruments	(884)	—	—

Financial expenses	(1,726)	(10,063)	(264)

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of both cash and cash equivalents as well as short-term deposits.
Losses on other financial instruments includes an unrealized loss of 0.9 million and a realized gain of 0.03 million from foreign currency forward contracts for the year ended December 31, 2021.
Gain on other financial instruments includes an unrealized gain of 0.9 million and a realized gain of 1.2 million from foreign currency forward contracts for the year ended December 31, 2020.
17. Share listing expense and change in fair value of warrant liabilities
As described in Note
3
, the ARYA Merger led to a share listing expense. Immatics issued shares with a fair value of €
243.1
 million to ARYA shareholders, comprised of the fair value of Immatics shares, that were issued to ARYA shareholders of €
13.53
per share. In exchange, Immatics received the identifiable net assets held by ARYA, which had a fair value upon closing of €
90.3
 million, comprising of cash and cash equivalents held in ARYA’s trust account partly offset by current liabilities by ARYA and financial liabilities in the amount of €
34.4
 million accounted for the
7,187,500
ARYA Warrants considering a fair value of the warrants of €
4.82
per warrant (price of ARYA Warrants at Closing of the ARYA Merger).
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
Upon closing of the ARYA Merger, ARYA Warrants were converted into Immatics Warrants. The financial liability for the Immatics Warrants is accounted for at fair value through profit and loss. The fair value of warrants increased from €2.35 per warrant as of December 31, 2020 to €3.88 per warrant as of December 31, 2021. The result is a increase in fair value of warrant liabilities of €11.0 million for the year ended December 31, 2021.
The fair value of warrants decreased from €4.82 per share as of July 1, 2020 to €2.35 per share as of December 31, 2020. The result is a change in fair value of warrant liabilities of €17.8 million for the year ended December 31,
2020.

The financial li
ability for warrants amounted to €
27.9
 million and €
16.9
 million as of December
31
,
2021
and
2020
,
respectively.

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

Under the 2010 Plan, the beneficiaries received SAR awards, which did not require any cash investment into the company. SARs granted under this program carried no dividend or voting rights. The award holders had the right to execute the vested SARs only in a defined exit event. An exit event was defined as the acquisition of more tha
n 50.00%
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
non-current
liabilities
€2.1 million as of December 31, 2019.

As the 2010 Plan was converted in 2020, there were no SARs outstanding as of December 31, 2021 and 2020, respectively.
2016 Equity Incentive Plan (“the 2016 Plan”)
On February 8, 2017, the Company established the “2016 Equity Incentive Plan” to provide employees and consultants of the Group the ability to share in the Company’s future success.
Awards issued under the 2016 Plan were tandem awards, which consisted of an option to acquire a stated number of shares at a stated exercise price, or alternatively, the right to receive any appreciation in the value of the stated number of shares (“SAR portion”).
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
Under the terms of the 2016 Plan, options had to be settled in equity shares of the Group, while SAR portions might be settled in either equity shares or cash, at the Group’s discretion. While the Group did not have a policy or prior history of settling these awards, it intended to settle outstanding awards in equity shares. As a result, the Group was treating awards issued under the 2016 plan as equity settled. Subsequent settlements of SARs in cash, to the extent they occurred, would be recorded via an adjustment to equity. Each option or SAR issued under the plan might be settled for one common share of the Group in the event it is exercisable.

F-3
0

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

F-3
1

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

F-3
2

Matching Stock Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,422,556
Matching Stock Options forfeited	10.00	9,254
Matching Stock Options exercised	10.00	6,834
Matching Stock Options expired	—	—
Matching Stock Options outstanding on December 31,	10.00	1,406,468
Matching Stock Options vested	10.00	1,413,302
Weighted average remaining contract life (years)	8.50
Matching Stock Options outstanding as of December 31, 2020:

2020
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	—	—

Matching Stock Options granted in June	10.00	1,430,818
Matching Stock Options forfeited	10.00	8,262
Matching Stock Options exercised	—	—
Matching Stock Options expired	—	—
Matching Stock Options outstanding on December 31,	10.00	1,422,556
Matching Stock Options vested	—	—
Weighted average remaining contract life (years)	9.50
Weighted average fair value of options granted in USD for June	10.59
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

As of June 30, 2020
Average exercise price in USD	$2.47
Underlying share price in USD	$15.15
Volatility	75%
Time period (years)	5.6
Risk free rate	0.29%
Dividend yield	0.00%
Converted Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.58	594,844
Converted Options forfeited	1.30	18,548
Converted Options exercised	1.29	8,180
Converted Options expired	1.29	1,805
Converted Options outstanding on December 31,	2.64	566,311
Converted Options vested	2.61	193,727
Weighted average remaining contract life (years)	6.01
Converted Options outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	—	—
Converted Options granted in June	2.49	632,384
Converted Options forfeited	1.08	37,540
Converted Options exercised	—	—
Converted Options expired	—	—
Converted Options outstanding on December 31,	2.58	594,844
Converted Options vested	2.45	53,856
Weighted average remaining contract life (years)	7.01
Weighted average fair value of options granted in USD for June	4.83
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

The Company granted Service Options on March 30, 2021, June 17, 2021, June 29, 2021, September 28 and 29, 2021, October 27, 2021 and on December 9, 2021, which were accounted for using the respective grant date fair value. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of
$11.22 for

Service Option granted during the year ended December 31, 2021.

	As of March 30, 2021	As of June 17, 2021	As of June 29, 2021	As of September 28, 2021

Exercise price in USD	$11.68	$12.05	$11.93	$12.92
Underlying share price in USD	$11.68	$12.05	$11.93	$12.92
Volatility	85.77%	84.67%	84.53%	83.57%
Time period (years)	6.11	6.11	6.11	6.11
Risk free rate	1.17%	1.10%	1.08%	1.19%
Dividend yield	0.00%	0.00%	0.00%	0.00%

	As of September 29, 2021	As of October 27, 2021	As of December 9, 2021

Exercise price in USD	$12.75	$13.45	$11.00
Underlying share price in USD	$12.75	$13.45	$11.00
Volatility	83.51%	82.07%	81.80%
Time period (years)	6.11	6.11	6.11
Risk free rate	1.19%	1.34%	1.29%
Dividend yield	0.00%	0.00%	0.00%
The Company granted Service Options on June 30, 2020, September 14, 2020 and December 17, 2020, which were accounted for using the respective grant date fair value. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $9.35 for Service Option granted during the year ended December 31, 2020.

	As of June 30, 2020	As of September 14, 2020	As of December 17, 2020

Exercise price in USD	$10.00	$10.00	$9.70
Underlying share price in USD	$15.15	$9.16	$9.70
Volatility	75%	79%	84%
Time period (years)	7.0	6.2	6.0
Risk free rate	0.29%	0.37%	0.49%
Dividend yield	0.00%	0.00%	0.00%

Service Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.87	1,910,182
Service Options granted in March,	11.68	90,325
Service Options granted in June,	11.97	75,980
Service Options granted in September,	12.81	88,875
Service Options granted in October,	13.45	53,324
Service Options granted in December,	11.00	1,659,204
Service Options forfeited	10.01	149,178
Service Options exercised	10.00	3,093
Service Options expired	—	—
Service Options outstanding on December 31,	10.57	3,725,619
Service Options vested	9.86	557,401
Weighted average remaining contract life (years)	9.36

Service Options outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	—	—
Service Options granted in June,	10.00	1,087,417
Service Options granted in September,	9.72	74,000
Service Options granted in December,	9.70	802,149
Service Options forfeited	10.00	53,384
Service Options exercised	—	—
Service Options expired	—	—
Service Options outstanding on December 31,	9.87	1,910,182
Service Options vested	—	—
Weighted average remaining contract life (years)	9.72

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

The Company granted PSUs on September 28, 2021 which were accounted for by considering a fair value of $8.00. A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows
:

As of September 28, 2021

Exercise price in USD	$12.92
Underlying share price in USD	$12.92
Volatility	77.16%
Time period (years)	3.75
Risk free rate	1.49%
Dividend yield	0.00%
The Company granted 255,000 PSUs on September 14, 2020, which were accounted for by considering a fair value of $6.41. A Monte-Carlo simulation model has been used to measure each fair value at grant date of the PSUs.

The model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

	As of June 30, 2020	As of September 14, 2020

Exercise price in USD	$10.00	$10.00
Underlying share price in USD	$15.15	$9.16
Volatility	79%	78%
Time period (years)	7.0	6.7
Risk free rate	0.66%	0.67%
Dividend yield	0.00%	0.00%
PSUs outstanding as of December 31, 2021:

2021
Weighted average exercise price in USD	Number

PSUs outstanding on January 1,	10.00	3,644,000
PSUs granted in September	12.92	100,000
PSUs forfeited	10.00	48,000
PSUs outstanding on December 31,	10.08	3,696,000
PSUs vested	—	—
Weighted average remaining contract life (years)	8.98

PSUs outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number

PSUs outstanding on January 1,	—	—
PSUs granted in June	10.00	3,644,000
PSUs granted in September	10.00	255,000
PSUs forfeited	10.00	255,000
PSUs outstanding on December 31,	10.00	3,644,000
PSUs vested	—	—
Weighted average remaining contract life (years)	9.60
The Group recognized total employee-related share-based compensation expense from all plans for the years ended December 31, 2021, 2020 and 2019 as set out below:

Year ended December 31,
2021	2020	2019
(Euros in thousands)

Research and development expenses	15,564	14,546	1,556
General and administrative expenses	10,839	10,973	460
Total share-based compensation	26,403	25,519	2,016

19.	Shareholders’ equity (deficit)
As described in Note 1 and Note 3, Immatics N.V. was founded in 2020 with a share capital of €0.01 after the Reorganization. On July 1, 2020, upon closing of the ARYA Merger, Immatics N.V. had 62,908,617 outstanding ordinary shares with a par value of €0.01, resulting in a share capital of €629 thousand. In 2020, the ARYA Merger and PIPE Financing led to an increase in share premium by €327.8 million. As of December 31, 2021 and 2020, the total number of ordinary shares of Immatics N.V. outstanding is 62,926,816 and 62,908,617 with a par value of €0.01, respectively.
As of December 31, 2019, the total number of ordinary shares of Immatics Biotechnologies GmbH outstanding is 1,163,625 with a par value of €1.00. Adjusted for the effect of the Reorganization as discussed in Note 3, which is applied retrospectively to all prior periods presented for purpose of calculation earni
ng per shares
, the total number of ordinary shares outstanding as of December 31, 2019 was 33,093,838 with a par value of €0.01. In 2019, there was no capital increase and, hence, no change in share capital or share premium.
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
Until June 30, 2020, Immatics and MD Anderson were partners in a Restricted Stock Acquisition Agreement (the “RSAA”). Under the terms of the RSAA, MD Anderson was entitled to additional restricted shares in Immatics US, Inc. based on performance of certain work orders between August 14, 2018 and August 14, 2020. MD Anderson performed services in connection with our clinical trials in our ACT platform. The RSAA was cancelled as part of the ARYA Merger (See Note 3).

On July 1, 2020 MD Anderson exchanged all of its 379,420 shares in Immatics US, Inc., that they acquired under the RSAA for 697,431 shares in Immatics N.V. The shares of Immatics N.V. had a fair value at the date of the exchange of $15.15 per share. Immediately prior to the exchange, the carrying amount of the existing 5.14%
non-controlling
interest in Immatics US Inc. was €0.5 million. The exchange resulted in a decrease of non-controlling
interest of €0.5 million and a corresponding increase of share capital and net increase to share premium for the issuance of shares and derecognition of the non-controlling
interest. The RSAA was also cancelled as of July 1, 2020. Any future services rendered by MD Anderson will be paid in cash.
Loss allocated to the
non-controlling
interest amounted to €0.6 million
in 2020 and €0.9 million in 2019
.
Non-controlling
interests on equity amounted to €1 million as of December 31, 2019.
In total, the Group recognized expenses in relation to MD Anderson’s performance under the RSAA of €0.04 million and €0.7 million as of December 31, 2020 and 2019, respectively. A corresponding increase in equity was recognized with an amount of €0.7 million as of December 31, 2019 for vested shares under the agreement.

21.	Personnel expenses
The Group recognized the following personnel expenses:

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)

Wages and salaries

Research and development expenses	21,993	15,277	11,635
General and administrative expenses	7,105	6,968	3,596

Total Wages and salaries	29,098	22,245	15,231

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Other employee benefits
Research and development expenses	3,550	2,624	2,035
General and administrative expenses	1,536	1,015	728

Total other employee benefits	5,086	3,639	2,763
Share-based compensation expense
Research and development expenses	15,564	14,546	1,556
General and administrative expenses	10,839	10,973	460

Total share-based compensation expense	26,403	25,519	2,016

Total	60,587	51,403	20,010

Other employee benefit expenses include employee retirement fund contributions, health insurance, and statutory social expenses. Immatics US Inc. sponsors a defined contribution retirement plan for employees in the United States. During 2021, 2020 and 2019, total Group contributions to the defined contribution plan amounted to €0.2 million, €0.2 million and €0.1 million, respectively.
For the year ended December 31, 2021, 2020 and 2019, other employee benefits also include employee health insurance costs amounting to €0.6 million, €0.4 million and €0.3 million for Immatics US Inc., statutory social expenses amounting to €2.4 million, €1.7 million and €1.3 million for our German operations and other miscellaneous expenses amounting to €0.1 million, €0.1 million and €0.07 million, respectively.

22.	Income Tax
For the year ended December 31, 2021, 2020 and 2019, the Group generated losses in both Germany and the U.S.
During 2021, 2020 and 2019, the Group’s German operations were subject to a statutory tax rate of 29.1%. In the U.S., the Group was subject to a corporate income tax rate of 21% for the year ended December 31, 2021, 2020 and 2019.
As of December 31, 2021, 2020 and 2019, no deferred tax assets have been recognized in respect of these losses, due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years. This may result in higher or lower deferred tax assets related to tax losses carried forward. Due to the ARYA Merger described in Note 3, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.
A reconciliation between taxes on income reflected on the Consolidated Statement of Loss and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)

Loss before tax	(93,335)	(211,841)	(32,487)
Expected tax benefit	27,160	61,646	9,454
Effects
Difference in tax rates	(3,274)	(2,582)	(1,875)
Non-deductible tax-expenses	(53)	(599)	(61)
Government grants exempted from taxes	—	45	8
Permanent Differences	(10,881)	(39,288)	—
Non-recognition of deferred taxes on tax losses and temporary differences	(12,953)	(19,222)	(7,526)

Taxes on income	—	—	—

As of December 31, 2021, permanent differences relate to share-based compensation expenses and to the change in fair value of the financial liabilities for the warrants.

For the year ended December 31, 2020, the main permanent difference relates to the Share listing expense of €153 million, which does not have a corresponding taxable expense. As of December 31, 2020, other permanent differences include transaction costs directly attributable and incremental to capital raises, expenses for equity-settled share-based compensation, as well as the change in fair value of the financial liabilities for the warrants.

Deferred tax assets consist of the following:

	As of
	December 31, 2021		December 31, 2020
	(Euros in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Intangible assets	1,288	—	1,770	—
Right-of-use asset	—	(2,629)	—	(1,713)
Deferred revenue	—	—	180	—
Other liabilities	—	—	—	—
Lease liability	2,627	—	1,776	—
Deferred expenses	12	—	3	—
Recognized	3,927	(2,629)	3,729	(1,713)
Netting	(2,629)	2,629	(1,713)	1,713
Non-recognition due to history of losses	(1,298)	—	(2,016)	—

Net tax	—	—	—	—

As of December 31, 2021, and 2020, the Group had accumulated tax losses of €355 million and €288 million, respectively, that may be offset against future taxable profits of the Group subject to certain limitations. As of December 31, 2021, €26 million of total tax losses is subject to a twenty-year carry forward period. All other tax losses have an indefinite carry forward period.
The Group has limited taxable temporary differences and no tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward as well as on temporary differences.
Limitation on tax loss carry forwards in the US Inc. is 80.00% of each subsequent year`s net income starting with losses generated after January 1, 2018. These have an indefinite carry forward period, but no carry back option. Any losses generated prior to January 1, 2018 still can be utilized at 100.00% and are subject to a twenty-year carry forward expiration period. Due to the ARYA Merger described in Note 3, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code. For Immatics Biotechnologies GmbH, we believe that the ARYA Merger did not lead to a forfeiture of tax losses carried forward in accordance with § 8c KStG.
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

23.	Financial Risk Management Objectives and Policies
The Group’s principal financial instruments comprise cash, cash equivalents and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. The Group has various other financial instruments such as other receivables and trade accounts payable, which arise directly from its operations.

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
Credit risk
Financial instruments that potentially subject the Group to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents and bonds. The Group’s cash and cash equivalents are denominated in Euros and US Dollars and maintained with two high-quality financial institutions in Germany and two in the United States.
The maximum default risk is €145 million and €232 million as of December 31, 2021 and 2020, respectively. These amounts consist of €133 million and €208 million cash and cash equivalents as well as €12 million and €24 million Other financial assets as of December 31, 2021 and 2020, respectively.
The cash and cash equivalents are held with banks, which are rated BBB+ to Aa3 by S&P and Moody`s. Short-term deposits are graded within the investment category from P1 to P2 by the rating agency Moody`s. Bond investments are with banks, which are rated AAA by Moody`s and S&P.
The Group continually monitors its positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to its financial instruments and does not anticipate non-performance.
The Group monitors the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures
.
Currency risk
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

F-4
1

In 2021 the Group recognized significant foreign exchange income as Immatics N.V.`s and Immatics GmbH´s functional currency is Euro, due to significant holdings of U.S. dollar amounts. In 2020 the Group recognized significant foreign exchange losses. Cash, cash equivalents and financial assets balances denominated in U.S. dollars held by entities with functional currency of EUR are as follows:
Cash, cash equivalents and financial assets Immatics N.V. held in USD

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Cash and cash equivalents	10,410	42,528
Financial assets	—	—

Total assets exposed to the risk	10,410	42,528

Conversion rate EUR/USD as reporting date 1/1.13260
Cash, cash equivalents and financial assets Immatics GmbH held in USD

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Cash and cash equivalents	11,787	6,788
Financial assets	—	24,448

Total assets exposed to the risk	11,787	31,236

Conversion rate EUR/USD as of December 31, 2021: 1/1.13260
In 2021, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group`s loss would have been €2 million higher/€2.5 million lower, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.
Sensitivity analysis Immatics N.V.:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)

Euro weakens by 1% against U.S. dollars	1.1439	(103)	10,307
Euro strengths by 1% against U.S. dollars	1.1213	105	10,516
Euro weakens by 5% against U.S. dollars	1.1892	(496)	9,915
Euro strengths by 5% against U.S. dollars	1.0760	548	10,958
Euro weakens by 10% against U.S. dollars	1.2459	(946)	9,464
Euro strengths by 10% against U.S. dollars	1.0193	1,157	11,567

Sensitivity analysis Immatics GmbH:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)

Euro weakens by 1% against U.S. dollars	1.1439	(117)	11,670
Euro strengths by 1% against U.S. dollars	1.1213	119	11,906
Euro weakens by 5% against U.S. dollars	1.1892	(561)	11,225
Euro strengths by 5% against U.S. dollars	1.0760	620	12,407
Euro weakens by 10% against U.S. dollars	1.2459	(1,072)	10,715
Euro strengths by 10% against U.S. dollars	1.0193	1,310	13,096

Conversion rate EUR/USD as of December 31, 2020: 1/1.2271
In 2020, if the Euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group`s loss would have been €6.7 million higher/€8.2 million lower, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH. The cash, cash equivalents and financial assets of Immatics GmbH held in USD and as well as sensitivity analysis were revised to reflect the correct USD amounts of December 31, 2020.
Sensitivity analysis Immatics N.V.:

	Conversion rate	Profit/ (loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.2394	(421)	42,107
Euro strengths by 1% against U.S. dollars	1.2148	430	42,958
Euro weakens by 5% against U.S. dollars	1.2885	(2,025)	40,503
Euro strengths by 5% against U.S. dollars	1.1657	2,238	44,766
Euro weakens by 10% against U.S. dollars	1.3498	(3,866)	38,662
Euro strengths by 10% against U.S. dollars	1.1044	4,725	47,253

Sensitivity analysis Immatics GmbH:

	Conversion rate	Profit/ (loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.2394	(309)	30,927
Euro strengths by 1% against U.S. dollars	1.2148	316	31,552
Euro weakens by 5% against U.S. dollars	1.2885	(1,487)	29,749
Euro strengths by 5% against U.S. dollars	1.1657	1,644	32,880
Euro weakens by 10% against U.S. dollars	1.3498	(2,840)	28,396
Euro strengths by 10% against U.S. dollars	1.1044	3,471	34,707

Liquidity risk
The Group continuously monitors its risk to a shortage of funds. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises. All financial liabilities are due within six months.

As of December 31, 2021, and 2020, the Group held the following funds which are expected to generate cash inflows in time, to counteract liquidity risk.

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)

Cash and cash equivalents	132,994	207,530
Bonds	12,123	—
Short-term deposits	—	24,448

Total funds available	145,117	231,978

Market risk and currency risk of warrants
The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value through profit and loss on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €2.8 million with a corresponding effect in the equity as of December 31, 2021. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.7 million with a corresponding effect in the equity as of December 31, 2020.
Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. Dollar while the functional currency of Immatics N.V. is Euro. A reasonably increase (decrease) in the U.S. Dollar / Euro exchange rate by 10%, with all other variables held constant, would lead to a gain (loss) before tax of €3.1 million / (2.5 million) with a corresponding effect in the equity as of December 31, 2021. A reasonably increase (decrease) in the U.S. Dollar / Euro exchange rate by 10%, with all other variables held constant, would lead to a gain (loss) before tax of €1.9 million / (1.5 million) with a corresponding effect in the equity as of December 31, 2020.
The risks associated with our warrants result in
non-cash,
non-operating
financial statement effects and have no impact on the Company’s cash position, operating expenses or cash flows.

24.	Financial Instruments
Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Financial assets

Short-term deposits*	other financial assets at amortized cost	—	24,448	—	24,448
Bonds	other financial assets at amortized cost	12,123	—	12,113	—
Positive market value forward contracts*	At fair value through profit or loss (FVTPL)	—	914	—	914
Accounts receivable	other financial assets at amortized cost	682	1,250	682	1,250
Other current/non-current assets	other financial assets at amortized cost	691	1,586	691	1,586

Total financial assets**		13,496	28,198	13,486	28,198

Euros in thousands		Carrying amount		Fair value
	IFRS 9	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Financial liabilities
Accounts payable	other financial liabilities at amortized cost	11,624	10,052	11,624	10,052
Other current liabilities	other financial liabilities at amortized cost	727	962	727	962
Other financial liabilities	At fair value through profit or loss (FVTPL)	27,859	16,869	27,859	16,869

Total financial liabilities		40,210	27,883	40,210	27,883

*
“Short-term deposits” are classified within Other financial assets. “Bonds” are classified within Other financial assets. “Positive market value forward contract” are classified in Other current assets. “Negative market value forward contracts” are classified in Other current liabilities.

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
The bonds` contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost.
Other financial liabilities are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measured the warrants at fair value by using the closing price of warrants at NASDAQ. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s consolidated statement of loss as financial income or expense, as appropriate. The warrants were classified as level 1.

25.	Commitments and contingencies

The following table summarizes contractual obligations as of December 31, 2021:

	Payments due by period
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

Lease liabilities	2,913	4,477	2,007	932	10,329
Other lease obligations	66	1,258	1,362	2,040	4,726
Contract research organization agreements	1,681	—	—	—	1,681
Total contractual cash obligation	4,659	5,735	3,370	2,972	16,735

The following table summarizes contractual obligations as of December 31, 2020:

	Payments due by period
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

Lease liabilities	2,103	3,453	1,157	150	6,863
Other lease obligations	97	185	185	46	513
In-license agreements	249	—	—	—	249
Contract research organization agreements	1,704	220	—	—	1,924
Total contractual cash obligation	4,153	3,858	1,342	196	9,549
As of December 31, 2021, and 2020 the Group is potentially liable to pay €1.6 million to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

26.	Related party disclosures
Key management personnel have been defined
as
the members of the Executive Committee of Immatics N.V.

Compensation of key management personnel:

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)

Fixed	2,481	2,660	1,202
Variable	1,317	886	521
Share-based compensation expense	17,016	13,841	697
Total key management compensation	20,814	17,387	2,420

Fixed and variable key management compensation represent short-term employee benefits.
In December 2021, the Group paid an additional €0.1 million to key management personnel that was subject to conditions that were fulfilled in January 2022. The payments were accounted for as Other current assets.

The
non-executive
members of the Board of Directors of the Group received a fixed fee as well as reimbursed travel expenses.
Total compensation for the
non-executive
members of the Board amounted to €2.1 million in 2021:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Board compensation	80	20	55	53	40	40	20	40	348
Travel expenses	—	1	10	—	3	—	—	1	15
Share-based compensation expense	1,143	30	114	114	114	114	—	122	1,751

Total cash compensation	1,223	51	179	167	157	154	20	163	2,114

On July 1, 2021, Immatics changed its structure from a
two-tier
Board to a
one-tier
Board and Supervisory Board members became
non-executive
members of the Board of Directors.
Total compensation for the Supervisory Board amounted to €4.1 million in 2020:

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

Harald F. Stock and Peter Chambré were members of the Supervisory Board of Immatics in 2019. They received a fixed fee as Supervisory Board members and reimbursement for travel expenses.
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
The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ Directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Managing Director
Harpreet Singh	Performance- based options	June 30, 2020	1,598,000	10.00	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10.00	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
Harpreet Singh	Converted options	June 30, 2020	30,939	1.06	July 1, 2027
Harpreet Singh	Converted options	June 30, 2020	145,371	1.17	January 1, 2028
Harpreet Singh	Service options	December 17, 2020	168,000	9.70	December 17, 2030
Harpreet Singh	Service options	December 9, 2021	168,000	11.00	December 9, 2031

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Board of Directors
Peter Chambré	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
Peter Chambré	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Adam Stone	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Adam Stone	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Heather L. Mason	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Heather L. Mason	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Michael G. Atieh	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Michael G. Atieh	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Paul Carter	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Paul Carter	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2030
Eliot Forster	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Friedrich von Bohlen	Service options	June 17, 2021	25,000	12.05	June 17, 2031
Friedrich von Bohlen	Service options	December 9, 2021	15,000	11.00	December 9, 2031
An additional aggregate of 588,000 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel, who are members of the Executive Committee but not Directors. Certain key management personnel were also participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan).
As part of the replacement awards issued in connection with the ARYA Merger (See Note 18), these key management personnel received in 2020 cash payments before taxes of €3.4 million, 417,415 converted options in Immatics N.V. and 750,076 matching stock options in Immatics N.V. The cash payments mainly covered wage tax obligations of the employees.
Until December 31, 2021, no options granted to directors and executive officers forfeited or were exercised. Refer to section “18. Share-based payments” regarding further details of the Groups share-based compensation.
The Group did not enter into transactions with related entities in 2021, 2020 and 2019 other than the mentioned compensation contracts.

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

For the periods included in these financial statements the Group was loss-making in all periods, therefore, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards during the periods and the 7,187,500 Immatics Warrants issued in 2020 and outstanding as of December 31, 2021. These warrants and options could potentially dilute basic earnings per share in the future. See Note 18 for details of outstanding share options.

28.	Events occurring after the reporting period
On December 10, 2021, Immatics Biotechnologies GmbH has entered into a License, Development and Commercialization agreement with BMS. The Company concluded that the contract was not effective as of December 31, 2021 since it was contingent upon the successful completion of reviews under the HSR Act. The contract became effective in January 2022 and the Company received the upfront payment of $150 million in February 2022. The Company determined to not recognize any revenue in relation to the upfront payment, due to the missing HSR clearing as of December 31, 2021.
The Company evaluated further subsequent events for recognition or disclosure through March
23
, 2022 and did not identify additional material subsequent events.

F-
49

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this report on its behalf.
Date:
March 23
, 2022

Immatics N.V.

By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director