Form 20-F
period 2022-12-31
Immatics N.V.
filed 2023-03-22
CIK 1809196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.01 per share: 76,670,699
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

Trademarks, Service Marks

The Immatics logo , Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and other trademarks or service marks of Immatics appearing in this filing (“Annual Report”) are the property of the company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Annual Report are presented without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Market and Industry Data

This Annual Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate.

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

•

the availability and timing of investigational new drug application (“IND”) or clinical trial application (“CTA”), biologics license application (“BLA”), Marketing Authorization Application (“MAA”) and other regulatory submissions with the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or comparable regulatory authorities;

•

the proposed clinical development pathway for our product candidates and the acceptability of the results of clinical trials for regulatory approval of such product candidates by the FDA, the EMA or comparable regulatory authorities;

•	assumptions relating to the identification of serious adverse, unexpected, undesirable or unacceptable side effects related to our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•	the potential advantages and differentiated profile of ACT and TCER Bispecific product candidates compared to existing therapies for the applicable indications;

•	our ability to successfully manufacture or have manufactured drug product for clinical trials and commercialization;

•	our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved;

•	assumptions relating to the rate and degree of market acceptance of any approved product candidates;

•	the pricing and reimbursement of our product candidates;

•	our ability to identify and develop additional product candidates;

•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;

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

•

We currently rely on third parties for the manufacture of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

•	We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods and/or technologies before or more successfully than we do.

Risks Related to Our Financial Position and Need for Additional Capital

We have a history of operating losses and expect to continue to incur losses.

We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from operations. We have incurred net losses in each year since inception except for the year ended December 31, 2022, as a result of our having received upfront payments from our licensing agreements which we have recorded partially as a one-time revenue under revenue recognition guidelines. As of December 31, 2022, we had accumulated consolidated losses of €500.3 million. We do not expect to generate any meaningful revenue from commercializing products for the foreseeable future. We expect to incur significant additional operating losses in the future as we continue and expand our research and development efforts for our product candidates.

We do not know when or whether we will become profitable. To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and commercializing one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, making regulatory submissions, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products, manufacturing any approved products and achieving market acceptance for any approved products. We may never succeed in these activities. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.

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

As of December 31, 2022, we had €362.2 million in cash and cash equivalents and other financial assets. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

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

We operate internationally and are exposed to fluctuations in foreign exchange rates between the euro and other currencies, particularly the U.S. dollar. Our reporting currency is the euro and, as a result, financial line items are converted into euros at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will continue to be denominated in currencies other than the euro. Unfavorable developments in the value of the euro relative to other relevant currencies, especially the U.S. dollar, could adversely affect our business and financial condition. In the past, we have seen USD-EUR exchange rate fluctuations, that materially impacted our Statement of Profit and Loss.

The use of net operating loss carryforwards may be limited.

Both Immatics OpCo and Immatics US, Inc. (“Immatics US”) incurred significant losses in the past and therefore are entitled to use net operating loss carryforwards. For the year ended December 31, 2022, we had German federal net operating loss carryforwards of €210.4 million and Immatics US had U.S. federal net operating loss carryforwards of €146.8 million. German federal net operating loss carryforwards and U.S. federal net operating loss carryforwards arising in taxable years ending after December 31, 2017 do not expire, whereas U.S. federal net operating loss carryforwards arising before or in taxable years ending December 31, 2017 will begin to expire in 2027. Limitation on tax loss carry forwards with respect to U.S. federal net operating losses is 80% of each subsequent year`s net income starting with losses generated after January 1, 2018 and with respect to German federal net operating losses, 60% of each subsequent year`s net income. These have an indefinite carry forward period, but no carry back option. The operating loss carryforwards are subject to various limitations, including limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) if Immatics US has a cumulative change in ownership of more than 50% within a three-year period. Further, due to our limited income, there is a high risk that our operating loss carryforwards will expire in part and cannot be used to offset future taxable income.

Furthermore, any net operating loss carryforwards that we report on our tax returns are subject to review by the relevant tax authorities. Consequently, we are exposed to the risk that the tax authorities may not accept the reported net operating loss carryforwards in part or in their entirety. Any limitations in our ability to use net operating loss carryforwards to offset taxable income could adversely affect our financial condition.

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

Our success depends heavily on the successful further development of our current and future product candidates and our research pipeline and regulatory approval of our current and future product candidates, all of which are subject to risks and uncertainties beyond our control. We are conducting clinical trials for IMA201, IMA203 and IMA401 and preclinical studies for our other product candidates. However, the FDA, the EMA and comparable regulatory authorities may ultimately disagree that data generated from our clinical trials are sufficient for regulatory approval. There can be no assurance that any of our product candidates will prove to be safe, effective or commercially viable treatments for cancer.

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

•	unforeseen safety issues, including occurrence of adverse events associated with the product candidate that are viewed to outweigh the product candidate’s potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	lack of adequate funding to continue the clinical trial; or

•	delays and disruptions as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine.

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

Not all patients suffering from a specific cancer that is in principle addressable by our product candidates are eligible for our clinical trials and therapies. First, patients must express a specific genetic marker called HLA-A*02. While this marker is found on approximately 40-50% of individuals in North America and Europe, it is less frequent in other populations, such as China or Japan. If human leukocyte antigen (“HLA”) screening for a patient shows that HLA-A*02 is not expressed, he or she cannot be treated with our current product candidates. Second, the prevalence of the targets addressed by IMA201, IMA203 and IMA401 differs between different tumor entities. For a given patient, a biomarker assay must be performed in order to find out whether he or she expresses one of the targets and can be treated with one of our product candidates. We cannot be certain that the anticipated and assumed target prevalence rates are confirmed in the patient populations of our clinical trials, and lower target prevalence rates may be experienced. Third, further eligibility criteria are in place to ensure that the patients can tolerate and potentially benefit from the treatment. Thus, only a few of the patients screened for our clinical trials will receive cellular or TCR Bispecifics products. Patients may therefore be hesitant to consent to our trials, and overall, many more patients will have to be screened to treat the targeted number of patients. It is uncertain how many more patients we will be required to screen. If the required number of patient screenings is much higher than anticipated, our clinical trial costs may increase. To mitigate this risk, we are testing several tumor targets in parallel in our clinical trials and have further product candidates against other HLA-types in early preclinical development. However, we cannot be certain whether this will be successful and effective in enhancing recruitment.

Our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some eligible patients may instead opt to enroll in a competitor’s trial. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Enrolling patients at the same sites as our competitors may compromise the quality and conclusiveness of our clinical data by introducing bias. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any clinical trial. In addition, potential enrollees in our ACT trials with IMA201 or IMA203 may opt to participate in other clinical trials because of the length of time between the time that their tumor is analyzed, and the cellular product is manufactured and infused back into the patient. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

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

In addition, costs to treat patients with recurrent and/or refractory cancer and to treat potential side effects that may result from our product candidates, non-investigational medicinal products, rescue or prophylactic medication applied in our clinical trials can be significant. Some clinical trial sites do not bill or obtain coverage from Medicare, Medicaid, health insurance or other third-party payors for some or all of these costs for patients enrolled in our clinical trials, and we can be required by those trial sites to pay such costs. In countries outside the United States, we expect that all costs related to the clinical trial and to the management of study patients (for example, management of adverse reactions or hospitalization) are paid by the sponsor of the clinical trial. As trial designs for development of our product candidates are complex, our clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products. At some point, we may combine two or more of our ACT or TCR Bispecific product candidates within one clinical trial or within a multi-TCR-T or multi-TCR Bispecifics concept in order to enhance clinical efficacy results and to increase the patient population. The setup and conduct of such multi-TCR-T or multi-TCR Bispecifics clinical trials is expensive and may bear unknown risks, such as regulatory, preclinical, safety and manufacturing risks. In addition, our proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. We are also responsible for the manufacturing costs of products for patients that do not receive the product due to any reason (for example, rapid degradation of general health status, not meeting inclusion/exclusion criteria for infusion). Depending on the number of patients that we ultimately screen and enroll in our trials, the number of trials that we may need to conduct, and the companion diagnostic we need to develop, our overall clinical trial costs may be higher than for more conventional treatments.

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

In our cell therapy clinical trials, most commonly reported Grade ≥3 treatment-emergent adverse events (“TEAEs”) were cytopenias. In addition, we have observed dose-limiting toxicities (“DLT”). There can be no assurance that patients treated with our product candidates will not experience these and other serious adverse side effects and there can be no assurance that the FDA, the EMA or comparable regulatory authorities will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval. In particular, our clinical trials enroll patients who have failed all available standard-of-care treatments. As a result, these patients may be immunocompromised and thus are more susceptible to serious adverse side effects. In addition, certain of our protocols involve further weakening of patients’ immune response (e.g., through lymphodepletion) prior to receiving our product candidates, which may further increase the severity and frequency of serious adverse side effects.

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

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the drug. In addition, some of our product candidates are developed or intended to be used in combination with other therapies. When used in combination, the severity and frequency of undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies and the nature of undesirable side effects may be different than such side effects when the therapies are used as monotherapies.

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

For example, our studies of cellular therapies in patients without any indicated standard-of-care treatment utilize an “open-label, single arm, dose-escalation/de-escalation” trial design. This trial design has the potential to create selection bias by encouraging the investigators to enrol a more favorable patient population (for example, indications better suitable for immunotherapies, fitter patients, fewer prior therapies) compared to a broader patient population. In our current Phase 1 clinical trials, investigators have significant discretion over the selection of patient participants. As the trials continue, the investigators may prioritize patients with more progressed forms of cancer and/or worse general health condition than the initial patient population, based on the safety/success or perceived safety/success of that initial population. Patients with more progressed forms of cancer or worse general health conditions may experience more and/or worse adverse events or be less responsive to treatment, and accordingly, interim or final safety and efficacy data may show an increase in frequency or severity of adverse events and/or a decline in patient response rate or change in other assessment metrics. As the trials continue or in subsequent trials, investigators may shift their approach to the patient population, which may ultimately experience more and/or worse adverse events and/or result in a decline in both interim and final efficacy data from the preliminary data, or conversely, a decrease in frequency and/or severity of adverse events or an increase in final efficacy data following a decline in the interim efficacy data, as patients with more progressed forms of cancer or worse general health condition are cycled out of the trials and replaced by patients with less advanced forms of cancer or with better general health conditions. This opportunity for investigator selection bias in our trials as a result of open-label design, which is standard in dose-escalation/de-escalation trials, may not be adequately handled and may cause a decline in or distortion of clinical trial data from our preliminary results.

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

Our ACT based therapy is based on first-generation adoptive cell therapy technology suitable for delivering for small, early-phase clinical trials. While we have implemented advancements to the process, the current methods of treatment are very labor intensive and expensive, which has limited their widespread application. We have developed new processes that we anticipate will enable more efficient manufacturing of ACT. We may have difficulty demonstrating that the products produced from our new processes are comparable to the existing products. The FDA, the EMA and comparable regulatory authorities may require additional clinical testing before permitting a larger clinical trial with the new processes, and the product may not demonstrate the desired activity in new clinical trials. In the manufacturing of cellular products, even small changes in manufacturing processes could alter the cell types, so our ability to predict the outcomes with newer manufacturing processes is limited. The changes that we have made to the historical manufacturing process may require additional testing, which may increase costs and timelines associated with these developments.

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

We evaluate our ACT and TCR Bispecifics product candidates in combination with other therapies, such as checkpoint inhibitor immunotherapies. The development of product candidates for use in combination with another product may present challenges. For example, the FDA may require us to use more complex clinical trial designs, in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of these trials could show that most or any positive results are attributable to the already approved product. Moreover, following product approval, the FDA may require that products used in conjunction with each other be cross-labelled. To the extent that we do not have rights to already approved products, this may require us to work with another company to satisfy such a requirement. Moreover, developments related to the already approved products may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the approved product’s safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

If and when our ongoing Phase 1 clinical trials for IMA203 and/or IMA401 are completed and, assuming positive data, we expect to advance to potential registrational trials, either directly or following a Phase 2 trial.

If the trial results are sufficiently compelling, we intend to discuss with the FDA a BLA submission for the relevant product candidate. Further, we plan to have discussions with other authorities, such as the EMA or Health Canada regarding any planned marketing authorization submissions. It cannot be guaranteed that FDA, the EMA and other regulatory authorities will agree to move to a registrational trial on the basis of data generated and may ask for additional data. Even if the FDA, the EMA or other regulatory authorities agrees with the design and implementation of the clinical trials set forth in an IND and CTA, we cannot guarantee that the regulatory authorities will not change their requirements in the future. For example, the regulatory authorities may require that we conduct a comparative trial against an approved therapy including potentially an approved autologous T cell therapy, which would significantly delay our development timelines and require substantially more resources. In addition, the regulatory authorities may only allow us to evaluate patients that have already failed autologous therapy or very late-stage patients, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and our product candidates may fail to improve outcomes for such patients.

Certain of our current clinical trials are being conducted outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

Certain current clinical trials of our drug candidates are being conducted or planned to be conducted partially or fully outside the United States. We may also conduct future clinical trials for our drug candidates partially or fully outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles and good clinical practice (“GCP”) requirements. Further, the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations.

There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from such clinical trials, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

We may seek accelerated approval for some of our product candidates, which may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that the product candidates will receive marketing approval.

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

Recently, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. For example, FDA has convened its Oncologic Drugs Advisory Committee to review what the FDA has called dangling or delinquent accelerated approvals where confirmatory studies have not been completed or where results did not confirm benefit. In addition, Congress recently enacted the Food and Drug Omnibus Reform Act (“FDORA”), which included provisions related to the accelerated approval pathway and authorizes the FDA to require a post-approval study to be underway prior to approval or within a specified time period following approval.

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

Any product candidates for which we receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities are required to undergo one or more confirmatory and post-marketing clinical trials. If such a product candidate fails to meet its safety and efficacy endpoints in such confirmatory and post-marketing clinical trials, the regulatory authority may withdraw its approval. There is no assurance that any such product will successfully advance through its confirmatory and post-marketing clinical trial(s).

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

Our product candidates are cellular products or biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. The manufacture of our cellular product candidates involves complex processes, including, for example, for ACTengine genetically modified autologous T cell products (IMA201, IMA203, and IMA204), harvesting and transporting blood cells from every patient for T cell isolation, engineering of the T cells to express a specific T cell receptor for a tumor target, ex vivo multiplying the T cells to obtain the desired cell numbers for the dose, and finally transporting of the T cell product back to the patient for infusing the modified T cells back into the same patient. As a result of the complexities, the cost to manufacture cellular products per dose is generally higher than traditional small molecule chemical compounds or biologics, and the manufacturing process is less reliable, more variable and is more difficult to reproduce. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ blood cells, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material especially from heavily treated cancer patients, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material, or any intermediate product at any point in the process, or if any product does not meet the present specifications, the manufacturing process for that patient will need to be restarted, sometimes including re-collection of blood cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen, that failed product manufacture may prevent a patient from getting a T cell product. If microbial, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

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

Currently, our cellular product candidates are manufactured using processes developed or modified by us but based on current industry standards sufficient to serve early-stage development of our product candidates. We anticipate to implement further developments for registration-directed and commercial manufacturing. The final process will be closed, partially automated and viable for advanced clinical trials through product registration, and all ongoing and future company-sponsored clinical trials. Although we believe that this process is commercially viable, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process upscaling, scale-out, process reproducibility, technology transfer, stability issues, lot consistency, and timely availability of raw materials. This includes potential risks associated with FDA not agreeing with all of the details of our validation data or our potency assay for our Phase 1 or future Phase 2 clinical trials. Furthermore, we or some of our CMOs may not be able to establish comparability of our/their products with the ACT products used in our Phase 1 or future Phase 2 clinical trials or may not be fully validated prior to starting our pivotal or registration clinical trial. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

Our manufacturing capabilities for our allogenic cellular therapy product candidate(s) IMA30x are still in the process of being developed. We may not successfully establish a robust production process that fulfills the requirements of the FDA, the EMA and comparable regulatory authorities. If we fail to establish such a manufacturing process, we may not be able to commence clinical trials or clinical trials may be delayed. There can be no assurance that the production process we are currently developing is viable and can be effectively scaled up or transferred to a CMO for later-phase clinical testing and commercialization. If we fail to develop a process that can be used throughout the life cycle of the product candidate, commercialization may be delayed or may not occur.

Manufacturing of TCR Bispecifics (TCER), such as IMA401, IMA402, IMA403 and potential future product candidates, is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, issues with purity, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, inacceptable purity, product defects, loss of production batches and other supply disruptions. In such cases, our development program may experience major delays and we may have to produce a new batch of a given TCER. This will be costly and will delay our TCER development program. In particular, production of a new cGMP batch may be time-consuming, as it relies on the availability of facilities with cGMP capabilities at our CMO, and such facilities must be booked far in advance. We may also experience failure of production of the master cell bank that is used to produce our TCER molecules. For example, missing clonality of the cell line or non-sterility of the cell bank may require production of a new master cell bank which would be associated with additional costs and delays.

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

We are constructing our own manufacturing facility. However, we have no experience as a company in developing a large manufacturing facility. The designing and building process will be time consuming,

expensive, and we may not realize the benefit of this investment. The manufacture of biopharmaceutical products, especially of those cellular in nature like our ACT product candidates, is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls.

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

We currently, and we expect that we will continue to, rely on independent clinical investigators and CROs to conduct our clinical trials. CROs also assist us in the collection and analysis of data. As a result of our reliance on these third parties, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than we would otherwise have if we relied entirely upon our own staff. These third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our product candidates. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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

We currently rely on third parties for the manufacture of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

All clinical T cell products are currently manufactured by our employees through a collaboration with the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory at UTHealth (“UTH”) McGovern Medical School in Houston, Texas.

To scale our cell therapies for pivotal trials and initial commercial manufacturing, we have started the construction of a state-of-the-art GMP manufacturing facility in Houston metropolitan area, Texas. We have contractual agreements in place with GMP suppliers of lentiviral vectors, which is the most critical raw material for the manufacturing of genetically modified T cells products.

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

We have collaboration agreements and license agreements with, for example MD Anderson, Genmab and Bristol-Myers Squibb (“BMS”). These agreements provide us with important funding for our development programs and technology platforms. If our therapeutic programs and related collaborations do not result in the successful development and commercialization of products or if one of our collaborators or licensors terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments associated with such collaboration or license arrangement. For example, our collaboration agreement with GlaxoSmithKline was terminated in 2022. As a result, we will not receive any future milestone or royalty payments under these collaborations. In addition, any termination of an agreement by the relevant collaborators could affect our ability to develop further such product candidates or adversely affect how we are perceived in scientific and financial communities. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators.

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

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to biological and pharmaceutical products commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issue from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patents applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expenses and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may be enjoined from manufacturing, using, and marketing our products, or may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Any required license may not be available on commercially reasonable terms or at all. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a nonexclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our stock.

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

We may rely on trademarks and trade names to protect our business. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or marks which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business, financial condition, results of operations, and prospects may be adversely affected. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. For example, we have filed an opposition against Immunocore Limited’s U.S. trademark application for IMMTAX and a petition to cancel Immunocore Limited’s EU trademark registration for IMMTAX and Immunocore Limited has brought counterclaims against our registered trademark IMMATICS and IMTX. In addition, TaurX Pharmaceutical Ltd. has also filed a trademark opposition against our EU trademark IMTX. If we are unsuccessful in this opposition or cancellation proceeding or if Immunocore Limited and/or TaurX Pharmaceutical Ltd. is successful in its counterclaims, we may be required to change our branding which could cause us to incur substantial costs and impede our ability to build and sustain name recognition for such platform. For more information on the opposition proceeding see “Business — Legal Proceedings.” Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business, financial condition, results of operations and prospects may be significantly harmed. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could significantly harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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

Risks Related to Our Business and Industry

Our business could be adversely affected by the effects of health epidemics in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

Our business could be adversely affected by health epidemics in regions where we have clinical trial sites or other business operations; epidemics could also cause significant disruptions in the operations of third-party manufacturers and CROs upon whom we rely. The COVID-19 pandemic has caused us to modify our business practices including restricting employee travel, developing social distancing plans for our employees and cancelling physical participation in meetings, events and conferences. In addition to these observed impacts of the COVID-19 pandemic, pandemics, epidemics or outbreaks of infectious diseases generally, including new variants of COVID-19, could also disrupt our research and development outcomes and schedules, clinical trials, supply and manufacturing of our products and regulatory submissions and interactions and could subject us to additional expenses and obligations. To the extent any pandemic, epidemic or outbreak of an infectious disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

To comply with the requirements imposed on us as a public company, we have incurred, and expect to continue to incur, significant legal, insurance, accounting and other expenses that we did not incur as a private company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors (the “Board”), management and administrative staff are required to perform additional tasks. For example, we bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We have invested, and intend to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governance practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.

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

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects or are more convenient than any products that we may develop, which would render our products obsolete or non-competitive. Our competitors also may obtain FDA, the EMA or regulatory approval in other jurisdictions for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

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

Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act (“CCPA”) increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (“CPRA”), which went into effect on January 1, 2023, and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. As we expand our operations and research and development efforts, the CCPA and CPRA may impose new and burdensome privacy compliance obligations on our business, may increase our compliance costs and potential liability. Other states are considering similar laws.

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

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Further, as the COVID-19 pandemic led to an increased number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business. We cannot guarantee that our efforts, or the efforts of those upon whom we rely on and partner with, will be successful in preventing any such information security incidents.

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

We do not carry insurance for all categories of risks that our business may encounter, and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. If we obtain marketing approval for any product candidates that we or our collaborators may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts. Required coverage limits for such insurances are difficult to predict and may not be sufficient. If potential losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop. Additionally, operating as a public company will make it more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult to attract and retain qualified individuals to serve on our Board or the Board committees.

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

•

business interruptions resulting from geo-political actions and conflict, war and terrorism, including the recent conflict between Russia and Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets, volatility and stress within the banking sector and the measures governments and financial services companies have taken in response; and

•	business interruptions resulting from natural disasters including earthquakes, typhoons, floods and fires.

In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may continue to pose certain implications to our research, commercial and general business operations, including the approval and supply of our product candidates. The Trade and Cooperation Agreement between the United Kingdom and the European Union is comprehensive but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and the European Union.

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

In addition, the stock market has historically experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our warrants may never be in the money and may expire worthless.

The exercise price for our warrants is $11.50 per ordinary share and our warrants are out of the money as of December 31, 2022. Our warrants may never be in the money prior to their expiration, and as such, the warrants may expire worthless.

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

As of January 31, 2023, we had outstanding 7,187,500 warrants to purchase an equivalent number of our ordinary shares at an exercise price of $11.50 per ordinary share. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our ordinary shares may be issued in the future. We cannot quantify the number of ordinary shares that will be issued in connection with the exercise, if any. However, the issuance of ordinary shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our ordinary shares and could materially affect the trading price of our ordinary shares.

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

As of the date of this Annual Report, there is no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, on the date of this Annual Report, the Hague Convention on Choice of Court Agreements of June 30, 2005, has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of July 2, 2019, on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to such judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a foreign U.S. judgement is given binding effect, a claim based thereon may, however, still be rejected if the foreign U.S. judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).

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

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.

In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in the composition of the Board. These provisions include:

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

Furthermore, in accordance with the Dutch Corporate Governance Code, or DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted the Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), the Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, the Board shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

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

Our shareholders may not have any pre-emptive rights in respect of future issuances of our ordinary shares.

In the event of an increase in our share capital by way of an issuance of ordinary shares, holders of ordinary shares are generally entitled under Dutch law to full pre-emptive rights, unless these rights are limited or excluded either by a resolution of the general meeting or by another corporate body designated by the general meeting, or where shares are issued to our employees or a group company (i.e., certain affiliates, subsidiaries or related companies) or paid up by means of a non-cash contribution, or in case of an exercise of a previously acquired right to subscribe for shares. The same pre-emptive rights apply when rights to subscribe for shares are granted.

Pursuant to our resolution of the general meeting dated June 30, 2020, the Board is irrevocably authorized for a period of five years from the date of the ARYA Merger to limit or exclude pre-emptive rights on our ordinary shares up to 100% of the number of our ordinary shares in our authorized share capital (from time to time). Accordingly, holders of our ordinary shares may not have any pre-emptive rights in connection with, and may be diluted by, an issue of new ordinary shares and it may be more difficult for a shareholder to obtain control over the general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Further, certain of our ordinary shareholders outside the Netherlands, in particular, U.S. ordinary shareholders, may not be allowed to exercise pre-emptive rights to which they are entitled, if any, unless a registration statement under the Securities Act is declared effective with respect to ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available. Pre-emptive rights do not exist with respect to the issue of financing preferred shares and holders of financing preferred shares have no pre-emptive right to acquire newly issued ordinary shares.

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2023, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the application of US GAAP, as of January 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation. In addition, as an emerging growth company, we are required to provide only two years of audited financial statements and two years of selected financial data in our initial registration statement, compared to three and five years, respectively, for comparable data reported by other public companies.

We are currently an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year during which the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of any June 30, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (iii) the last day of the fiscal year during which we had total annual gross revenues of $1.24 billion or more, (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three-year period. Even after we no longer qualify as an emerging growth company and if we are no longer an FPI, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

Risks Related to Taxation

We may be or may become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.

If we or any of our subsidiaries is a passive foreign investment company (a “PFIC”) for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our ordinary shares that is a U.S. Holder, such U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”), may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. It is uncertain whether we or any of our subsidiaries, including Immatics OpCo, will be treated as a PFIC for U.S. federal income tax purposes for 2022 or for the current or any subsequent tax year. If we determine that we and/or any of our subsidiaries is a PFIC for any taxable year, we intend to provide a U.S. Holder with such information necessary for the U.S. Holder to make and maintain a QEF Election (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) with respect to us and/or such subsidiaries, but there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” Prospective U.S. Holders of our ordinary shares or warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

We may become taxable in a jurisdiction other than Germany, and this may cause us to be subject to increased and/or different taxes than we expect.

Since our incorporation, we have had, on a continuous basis, our place of effective management in Germany. Therefore, we believe that we are a tax resident of Germany under German national tax laws. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands under Dutch national tax laws. However, based on our current management structure and the tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the 2012 tax treaty between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income.

Our sole tax residency in Germany for purposes of the above-mentioned tax treaty is subject to the application of the provisions on tax residency as stipulated in such treaty as amended from time to time. The

Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), Germany and the Netherlands entered into, among other countries, should not, as of this date, affect such tax treaty’s rules regarding tax residency.

The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such solely tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), or changes to applicable tax treaties, including a change to the application of the MLI, may result in us becoming (also) a tax resident of another jurisdiction (other than Germany), potentially also triggering an exit tax liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we ever pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.

We have no plan to declare or pay any dividends on our ordinary shares in the foreseeable future. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current choices and reservation of Germany under the MLI. If Germany changes its MLI choices and reservation, we may not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands, may be subject to dividend withholding tax both in Germany and the Netherlands.

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

A. History and Development of the Company

We were incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the name Immatics B.V. on March 10, 2020 solely for the purpose of effectuating the business combination (the “ARYA Merger”) between us, ARYA Sciences Acquisition Corp., a Cayman Islands exempted company (“ARYA”), Immatics Biotechnologies GmbH, a German limited liability company, Immatics Merger Sub 1, a Cayman Islands exempted company, and Immatics Merger Sub 2, a Cayman Islands exempted company. Upon the closing of the ARYA Merger on July 1, 2020, we converted into a Dutch public limited liability company (naamloze vennootschap) and changed our name to Immatics N.V.

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 77595726. We have our corporate seat in Amsterdam, the Netherlands and our registered office is at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany, and our telephone number is +49 (7071) 5397-0. Our executive office in the United States is located at Immatics US, Inc., 2130 W. Holcombe Boulevard, Houston, Texas, 77030 and our telephone number is +1 (346) 204-5400. Our website is www.immatics.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto are not incorporated into this Annual Report. We file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

B. Business Overview

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our purpose is to deliver a meaningful impact on the lives of cancer patients by developing novel TCR-based immunotherapies that are designed to achieve effect beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our employees, our shareholders and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for a variety of cancer patient populations with different unmet medical needs. Our current pipeline shown below comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Editas Medicine and Genmab, to develop multiple additional therapeutic programs covering ACT and Bispecifics.

1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Opdivo (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; * Immatics proprietary ACTallo platform utilizing Editas’ CRISPR gene editing technology

We believe, we are ideally positioned to comprehensively address the needs of solid tumor patients with our TCR-based therapeutic approaches: ACTengine TCR-engineered T cells (“TCR-T”) have already shown strong clinical activity in patients with high tumor burden. They are typically single infusion treatments administered at specialized medical centers and require a personalized autologous cell supply chain. TCERs are off-the-shelf available and supply chain efficient. We believe TCERs could enable the treatment of a broader patient group without the need for specialized medical centers, analogous to classical antibody-based biologics and could therefore present favorable commercial characteristics. Although TCERs will require multiple rounds of dosing, they are intended to be used in the outpatient setting. Further, both therapeutic approaches have different target requirements: While TCR-T approaches are well suited for targets with stringent tumor selectivity, they can also address targets with low number of copies per cell. TCER molecules require targets with higher copy numbers, but can also be used for targets with a broader expression profile. The positioning and distinct attributes of both approaches, ACTengine and TCER, are depicted below.

1 Interim data update from the ACTengine IMA203 TCR-T Phase 1 trial with a 50% (6/12) confirmed ORR target dose or above with at least 1 billion infused TCR-T cells across several solid tumor indications, 80% (4/5) confirmed ORR in Phase 1b patients; 2 Initial manufacturing may provide sufficient quantity for potential repeat dosing.

In addition to our autologous ACTengine product candidates we are also building an allogeneic platform (ACTallo) based on allogeneic (i.e. third-party donor-derived) gamma delta T cells. ACTallo is advancing the cell therapy concept beyond individualized manufacturing and is being developed to generate an “off-the-shelf” cell therapy.

Our Strategy

Our mission is to deliver the power of T cells to cancer patients. We seek to execute the following strategy to develop TCR-based immunotherapies for the treatment of cancer, maximizing the value of our technology platforms and the broad portfolio of product candidates:

•

Realize the full multi-cancer opportunity of PRAME. We believe PRAME (Preferentially Expressed Antigen in Melanoma) is one of the most promising and most prevalent, clinically validated solid tumor targets known to date. To leverage its full potential and maximize patient reach, we are: (1) focusing and accelerating the development of our ACTengine IMA203 TCR-T towards pivotal trials, (2) expanding the patient population that might benefit from a PRAME-targeting therapy by developing an off-the-shelf biologic TCER IMA402 with a different mechanism of action without the requirement for administration at specialized medical centers and (3) expanding beyond HLA-A*02 by investigating new target-TCR pairs for PRAME epitopes binding to other HLA types.

1)

We are currently investigating three ACTengine IMA203 TCR-T Phase 1b cohorts in parallel (IMA203 monotherapy, IMA203 in combination with a PD-1 immune checkpoint inhibitor, and 2nd-generation IMA203CD8) and at present are prioritizing patient treatment with 1st and 2nd-generation IMA203 TCR-T monotherapy. In October 2022, we reported interim clinical data on IMA203 TCR-T monotherapy. The interim data reflected a confirmed objective response rate (“cORR”) of 50% (6/12) at target dose or above with at least 1 billion infused TCR-T cells across Phase 1a and 1b, of which we reported an 80% cORR (4/5) in Phase 1b patients alone. All responses remained ongoing at data cut-off of September 6, 2022. Confirmed responses were observed across different solid tumor types such as cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma, and synovial sarcoma. Data generated throughout 2023 with longer follow-up to assess durability of response is intended to identify the most promising cohort to advance towards pivotal trials and potential commercialization. The clinical data update on all three cohorts is planned for 2H 2023.

2)

TCER IMA402 is our next-generation, half-life extended TCR Bispecific for which we plan to file a CTA in 2Q 2023 and start the clinical Phase 1/2 trial in 2H 2023 following approval. Our flexible trial design is aimed at advancing through dose escalation and towards clinical proof-of-concept (“PoC”) as fast as possible. As we previously reported in September, 2022, in preclinical studies, IMA402 demonstrated enhanced anti-tumor activity in vivo and reduced T cell engager-associated toxicities as part of an overall favorable in vitro safety profile. Pharmacokinetic characteristics of the half-life extended IMA402 molecule suggest the potential for a favorable dosing regimen in patients with prolonged drug exposure at therapeutic levels.

3)

Both product candidates ACTengine IMA203 and TCER IMA402 are directed against a PRAME peptide presented by HLA-A*02:01, which is found in approximately 40-50% of individuals in North America and Europe and in approximately 20-35% of individuals in East Asia. To expand the number of patients who can potentially benefit from our PRAME-targeting therapies, we are also developing TCR-therapeutics against PRAME peptides presented by other HLA-types prevalent in a broad range of geographies, especially the Asia / Pacific region.

•

Advance our pipeline of innovative ACTengine TCR-T product candidates. In addition to our most advanced TCR-T product candidate ACTengine IMA203, our pipeline is strengthened by innovative cell therapy programs in development. ACTengine IMA204 is directed against the novel tumor stroma target COL6A3 that is highly prevalent across many different solid tumor types and provides a promising and innovate therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against targets presented on tumor cells. IMA204 uses an affinity maturated CD8-independent, next-generation TCR that engages both CD4 and CD8 T cells without the need of CD8 co-transduction. Moreover, we continue to actively investigate multiple other next-generation enhancement and combination strategies to render ACTengine T cells even more potent to combat solid tumors and enhance tolerability and ease of use of our product candidates.

•

Advance our pipeline of next-generation, half-life extended TCR Bispecifics. In addition to PRAME TCER IMA402 entering clinical development in 2023, we have a broad portfolio of clinical and preclinical TCR Bispecifics. Phase 1 clinical development commenced in May 2022 for our most advanced TCER program IMA401 targeting MAGEA4/8. IMA401 is being developed in collaboration with BMS and we seek to deliver clinical PoC for IMA401 and thus our TCER platform as fast as possible. We also continue development of several innovative preclinical TCER product candidates against so far undisclosed targets for our proprietary and/or partnered pipeline. IMA403 is in advanced preclinical stage with PoC studies ongoing. Additionally, TCER engineering and preclinical testing is ongoing for further TCER candidates, IMA40x, targeting peptides presented by HLA-A*02:01 and other HLA-types. Our next-generation, half-life extended TCER format used in all our candidates is designed to safely apply high drug doses for activity in a broad range of tumors, even with low target density, and to achieve a patient-convenient dosing schedule.

•

Further enhance our cell therapy manufacturing capabilities. Our proprietary ACTengine manufacturing process is generating TCR-T cells that have been shown to achieve a high rate of objective responses, infiltrate the patient’s tumor and function in the solid tumor microenvironment. With a manufacturing time of approximately one week and an accelerated product release time, we are aiming at shortening the vein-to-vein time and to provide products to patients as fast as possible. We have implemented several manufacturing enhancements in our IMA203 Phase 1b trial (including monocyte depletion) that enhanced key features of the cell product and were focused on robustness, quality, and speed of product release. We continue to implement minor improvements to prepare for pivotal trials and potential commercialization. We are currently expanding our cell therapy manufacturing capabilities with construction of a state-of-the-art GMP manufacturing facility for registration-directed and commercial production of ACTengine TCR-T products, including IMA203. The manufacturing facility is expected to be operational in 2024.

•

Develop allogeneic off-the-shelf cell therapies. We aim to increase the commercial opportunity of cell therapies by supplying products to patients more quickly and at lower cost with our off-the-shelf cell therapy approach, ACTallo. ACTallo is our proprietary allogeneic adoptive cell therapy platform based on gamma delta T cells sourced from healthy donors and designed to create hundreds of doses from one single donor leukapheresis. In June 2022, we entered into strategic collaborations with Bristol Myers Squibb and Editas Medicine with the goal to develop transformative next-generation allogeneic gamma delta TCR-T/CAR-T programs with enhanced persistence, safety and potency by combining our proprietary ACTallo platform with Bristol Myers Squibb’s next-gen technologies and Editas Medicine’s CRISPR gene editing technology.

•

Leverage the full potential of strategic collaborations. We enter strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and to strengthen our proprietary pipeline. We are presently developing several autologous and allogeneic TCR-T and bispecific product candidates in collaborations with industry-leading partners including BMS, Editas Medicine and Genmab. We intend to generate value from these strategic collaborations by developing transformative, cutting-edge therapeutics through the combination of synergistic capabilities and technologies, and we benefit through milestone payments and royalties for product candidates that our partners successfully advance into and through clinical development and towards commercial launch.

•

Strengthen our intellectual property portfolio. We intend to continuously build and maintain our intellectual property portfolio, which, as of February 1, 2023, comprised more than 115 active patent families and over 2,400 patents worldwide in the field of cancer targets, TCRs and related technologies. The protection of our intellectual property assets is a foundational element of our ability to not only strengthen our product pipeline, but also to successfully defend and strengthen our position in the field of TCR therapies.

•

Enhance the competitive edge of our technology platforms. Our target and TCR discovery platforms XPRESIDENT and XCEPTOR are the foundation for the further strengthening our product pipeline and our position in the field of TCR-based therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native tumor tissue (in contrast to being in silico predicted or identified from cell line cultures), and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues. We leverage this unique knowledge to develop a pipeline of transformative TCR-based product candidates. Our goal is to maintain and expand our competitive edge in highly differentiated platform technologies aimed at developing additional, better and highly innovative product candidates within shorter development timelines, for mid- and long-term value generation as part of our own or partnered pipeline.

Near-Term Portfolio Milestones

Our current focus is the clinical development of our lead assets from our autologous TCR-T (ACTengine) and TCR Bispecifics (TCER) pipeline, including execution of the following near-term portfolio milestones:

•

ACTengine IMA203 (PRAME): Phase 1 clinical data update on all three ongoing IMA203 Phase 1b cohorts, and identification of most promising cohort to advance towards pivotal trials is planned for 2H 2023

•	TCER IMA401 (MAGEA4/8): Advance ongoing Phase 1 clinical trial and establish clinical PoC

•	TCER IMA402 (PRAME): Submission of CTA* application planned 2Q 2023 and start of Phase 1/2 clinical trial in 2H 2023*

* Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

ACTengine TCR-T Product Candidates

Our ACTengine programs are based on genetically engineering a patient’s own, autologous T cells with novel TCRs designed to recognize a specific cancer target on the tumor. The engineered T cells (TCR-T) are intended to induce a robust and specific anti-tumor attack to fight the cancer. The ACTengine mechanism of action is depicted below.

Upon infusion of an ACTengine product, T cells “equipped” with the cancer target-specific TCR are designed to bind to the pHLA target on the tumor. Subsequent activation of the T cell induces release of cytotoxic granules that might ultimately lead to tumor killing.

ACTengine IMA203 – TCR-T Targeting PRAME

Our lead autologous TCR-T program, ACTengine IMA203, is directed against an HLA-A*02:01-presented peptide derived from PRAME, one of the most prevalent solid tumor targets known to date. PRAME is frequently expressed in solid tumors such as melanoma, uveal melanoma, uterine cancers, ovarian cancer, subtypes of sarcoma, squamous NSCLC, TNBC, head and neck cancer and others, thereby supporting our program’s potential to address a broad cancer patient population. Our PRAME peptide is present at a high copy number per tumor cell and is homogenously and specifically expressed in tumor tissue. The peptide has been identified and characterized by our proprietary mass spectrometry-based target discovery platform XPRESIDENT. Through our proprietary TCR discovery and engineering platform XCEPTOR, we have generated a highly specific TCR against this target for its use as TCR-based cell therapy approach ACTengine IMA203.

Patient journey

Starting with clinical trial enrollment, patients enter a multi-step process in our IMA203 trial which consists of three phases shown below: 1) screening of patients and initiating manufacturing of the cell product; 2) treatment of patients and observation for 12 months; 3) long-term follow-up.

* IL-2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3; 1 Dose reduction of Fludarabine (from 40mg/m2 to 30mg/m2) was introduced prior to treatment of the first patient on dose level 3

Patient screening includes testing for the molecular marker HLA-A*02:01 from a patient’s blood sample followed by target profiling by a qPCR-based test from a fresh biopsy. Patients are biopsied and the target expression for PRAME is assessed by our proprietary companion diagnostic device candidate, IMADetect. Only patients whose tumors present the target might benefit from subsequent treatment.

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

Our proprietary manufacturing process is designed to expand and engineer T cells within one week. This process is followed by release testing. We have recently implemented an expedited quality control release testing of one week which allows us to provide the cell products to patients faster. T cells, which are a subset of PBMCs, are activated and subsequently mixed with a lentiviral vector to transduce the T cells with the PRAME-specific TCR. The engineered T cells are then expanded in the presence of cytokines, concentrated and frozen before undergoing release testing. The resulting cell product is then stored frozen until the patient is ready to receive the treatment. T cells can be shipped frozen (“frozen-in-frozen-out”) for both delivery of the patient’s cells to our manufacturing site and shipment of the T cell product to the clinical site.

Patients being refractory to previous treatments receive a preconditioning lymphodepleting regimen (30 mg/m2 Fludarabine and 500 mg/m2 Cyclophosphamide) for four days prior to infusion with target-specific T cells after day 6. Subsequently, patients receive a low dose Interleukin 2 (IL-2) to enhance T cell activation and expansion following infusion. They are monitored closely for safety and efficacy. Twelve months after T cell infusion or upon earlier disease progression, patients enter long-term follow-up.

Clinical Trial Design

We are currently evaluating ACTengine IMA203 TCR-T in an ongoing Phase 1b trial including three expansion cohorts which have all been initiated during the first half of 2022 and build upon the promising early clinical results during our Phase 1a trial:

•	Cohort A: IMA203 as a monotherapy (up to approx. 24 patients);

•	Cohort B: IMA203 in combination with an immune checkpoint inhibitor (up to approx. 12 patients); and

•	Cohort C: IMA203CD8, a next-generation cell therapy where IMA203 engineered T cells are co-transduced with a CD8αß co-receptor (up to approx. 24 patients).

Each expansion cohort is designed to establish safety, evaluate the observed objective response rate, demonstrate durability and provide the trigger for registration trials. Data generated throughout 2023 with longer follow-up to assess durability of response is intended to identify the most promising cohort to advance towards pivotal trials and potential commercialization. The ACTengine IMA203 TCR-T Phase 1 design is shown below.

1 RP2D (target dose) determined at DL4 (up to 1.2 x109 TCR-T cells/m2 BSA), exploration of higher dose (DL5, up to 4.7x109 TCR-T cells/m2 BSA) ongoing; 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood Advances; 3 Opdivo (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; 4 Treatment of n=3 patients at DL3 completed; enrollment at DL4a ongoing before continuation at DL4b and potentially DL5; 5 Demonstrated to be important for long-term remission: Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances;

Dose escalation for IMA203 Phase 1b expansion Cohort C testing our enhanced 2nd-generation candidate IMA203CD8 is based on a 3+3 design. Dose level (DL) 3 was completed with 3 patients without any dose-limiting toxicity (DLT). In the first patient treated at DL4, we observed very high biological activity (in vivo T cell expansion) accompanied with a DLT, which triggered an expansion of this dose level cohort from 3 patients to 6 patients. As a measure of caution and in accordance with the protocol, we decided to split DL4 into a DL4a (0.481-0.8x109 TCR-T cells/m2 BSA) and DL4b (0.801-1.2x109 TCR-T cells/m2 BSA). The enrollment in the dose escalation part therefore continues at the intermediate DL4a to understand safety better before continuation at DL4b and potentially DL5.

On October 10, 2022, we announced a clinical data update for the 1st-generation IMA203 TCR-T monotherapy covering:

•

The completed Phase 1a dose escalation part of the clinical trial, during which we treated 27 patients, including 7 patients at the provisional recommended Phase 2 dose (“RP2D”) (being dose level 4). The Phase 1a patients were heavily pre-treated, had a particularly high baseline tumor burden and an average of 4.2 prior lines of treatment, and patients treated at the RP2D had an average of 4.6 prior lines of treatment.

•

Initial data from the first 5 patients in the ongoing Phase 1b dose expansion Cohort A (monotherapy). These Phase 1b patients were heavily pre-treated, had high to moderate baseline tumor burden and an average of 4.0 prior lines of treatment.

The cutoff date for clinical data update is September 6, 2022.

Moving from Phase 1a to Phase 1b, we are continuing to introduce planned improvements that may influence clinical outcomes including (1) applying higher cell doses (DL4 and exploratory DL5), (2) optimizing the cell product through manufacturing enhancements, and (3) working with disease area experts to gradually reduce the fraction of very heavily pre-treated patients with extreme tumor burden who have exhausted standard of care and have undergone multiple clinical trials. In addition, the focus in Phase 1b is also shifting from initial ORR determined at ~6-week scan to confirmed ORR determined at the ~12-week scan.

We observed a higher overall response rate (“ORR”) and confirmed ORR (“cORR”) in patients who received doses above 1 billion TCR-T cells, being dose levels 4 and 5. The table below sets forth the observed overall response rates, as measured by RECIST v1.1:

	Phase 1a		Phase 1a + Phase 1b	Phase 1b only
	All pts (DL1-4)	DL4 pts only[1]	DL4/DL5 pts only1	All pts (DL4/DL5)[1]
Patients Treated	27	7	12	5
ORR (~week 6)	48% (13/27)	57% (4/7)	67% (8/12)	80% (4/5)
cORR (~week 12)[2]	19% (5/27)	29% (2/7)	50% (6/12)*	80% (4/5)*

1 All patients received >1 billion total TCR-T cells; 2 confirmed ORR (cORR), * 1 patient with SD at ~6-week scan with pending ~12-week scan considered as non-responder for cORR; DL – dose level.

We observed confirmed objective responses in patients with a broad spectrum of different tumor types, including cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma and synovial sarcoma. The graphs below show the best overall response analysis (BOR) according to established RECIST 1.1 criteria.

* Maximum change of target lesions and RECIST 1.1 BOR response at different time points; #Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline

In addition, we observed encouraging early signs of improved durability at higher doses and in Phase 1b patients. The graphs below – also known as spider plot analyses - show the change in sum of longest diameter of lesions over time.

# Synovial sarcoma patient (DL3) PD at week 6 not shown 12 as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline

We believe that translational data obtained during the IMA203 monotherapy Phase 1a and Phase 1b Cohort A further provide clinical validation of our PRAME biomarker threshold used for patient selection. Confirmed clinical responses were observed at high and low PRAME-expression levels above this threshold, as shown in the following graph. Based on this data we believe, IMA203 has the potential to provide clinical benefit for all PRAME biomarker-positive cancer patients regardless of the PRAME expression level above this threshold.

The predicted high PRAME prevalence across key indications has so far been supported by prevalence rates obtained during the clinical screening of patients. Biological data including T cell engraftment, persistence and tumor infiltration were consistent with clinical outcomes, as shown in the following graphs, and support the proposed mechanism of action for IMA203.

Mann-Whitney U test; 1 T cell infiltration for 19 patients (9 non-responder, 10 responder) with 6-week post infusion biopsy available (1 patient with ~5-week post infusion biopsy)

The most frequent treatment-emergent adverse events (“TEAEs”) were as expected for cell therapies, and we believe that our 1st-generation IMA203 TCR-T demonstrated a favorable tolerability profile. Specifically, we observed that:

•	All 32 infused patients experienced cytopenia (Grade 1-4) associated with lymphodepletion;

•	31 patients (97%) experienced cytokine release syndrome (“CRS”) of any grade:

•	29 patients had low to moderate CRS (Grade 1-2)

•	2 patients had Grade 3 CRS that occurred in Phase 1a, with both patients having recovered to Grade ≤ 2 after three and four days, respectively;

•	5 patients (16%) experienced a low to moderate (Grade 1-2) immune effector cell associated neurotoxicity syndrome (ICANS);

•	No dose-dependent increase of CRS and ICANS was observed;

•

No additional dose limiting toxicities (“DLT”) were observed since the initial data release in March 2021, when we disclosed a Grade 3 atrial fibrillation at dose level 2 that was fully resolved within 48 hours;

•	No IMA203-related Grade 5 adverse events.

The tables below show the Grade ≥3 TEAEs observed regardless of relatedness to study treatment:

1 All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (06-Sep-2022); 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; 4 Fatal Adverse events in N=3 patients were not considered related to any study drug; 5 Patient did not receive IMA203 TCR-T cells; * Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Diarrhoea, Cytokine release syndrome, Hypokalaemia, Proteinuria; Second patient: Fracture, Muscle spasms, Neutropenia, Thrombocytopenia.

We believe the data presented on October 10, 2022 highlight the clinical potential of PRAME as one of the most promising multi-tumor targets for achieving meaningful benefits for a large cancer patient population. The figure below sets forth the potential patient reach of IMA203 TCR-T in selected cancer indications with an exemplified focus on the US population only.

Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last-line patient population approximated by annual mortality; Estimated 41% HLA-A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect qPCR testing of screening biopsies from clinical trial patients (n=21).

We believe IMA203 TCR-T provides multiple further opportunities to benefit a broader group of patients, by:

•	Expanding beyond US population

•	Expanding into other indications such as kidney, esophageal, bladder, liver cancer, other sarcoma subtypes through indication-specific or indication-agonistic label expansion

•	Moving into earlier lines of therapy (R/R Incidence g Incidence)

•	Inclusion of patients with lower PRAME-threshold

We are currently transitioning to an indication-specific development strategy for our IMA203 TCR-T trial based on PRAME prevalence, patient population size and observed responses. As a first step we will focus on indications with PRAME prevalence above 80%, such as cutaneous melanoma, uveal melanoma, ovarian and uterine carcinoma as well as uterine carcinosarcoma, where we believe we can quickly initiate registration trials in an effort to progress toward marketing authorization as efficiently as possible. We are also planning to expand to other indications such as head and neck cancer, where we have reported responses, lung cancer and TNBC.

In addition to Cohort A, evaluating IMA203 TCR-T as monotherapy, we are currently investigating IMA203 in two additional Phase 1b dose expansion cohorts to realize the full clinical potential of IMA203 TCR-T targeting PRAME. We are currently prioritizing treatment of patients within the 1st and 2nd-generation IMA203 TCR-T monotherapy cohorts.

Cohort B evaluates IMA203 TCR-T in combination with nivolumab, a PD-1 immune checkpoint inhibitor. Nivolumab has become the standard of care treatment for many solid cancer indications and we believe it fits well into the IMA203 treatment and observation schedule. Through this cohort, we are investigating how the combination with an immune checkpoint inhibitor could enhance the potency of our engineered IMA203 TCR-T cells by blocking the immune-inhibitory PD-1/PD-L1 pathway. We are currently not prioritizing treatment of patients in this last-line setting, but we are considering further investigation of a combination with nivolumab as a frontline therapy.

Cohort C evaluates IMA203CD8, our 2nd-generation product candidate targeting PRAME, as monotherapy. In contrast to IMA203, IMA203CD8 engages not only CD8 T cells but also CD4 T cells via co-transduction with the CD8 co-receptor involved in T cell antigen recognition and T cell activation. We believe that our

IMA203CD8 product candidate has the potential to harness the potency of both CD4 and CD8 T cells. We believe this could further enhance depth and durability of anti-tumor response and clinical outcome of TCR-T in solid cancer patients. We believe we demonstrated the importance of CD4 T cells for the duration of responses in preclinical assays where IMA203CD8 showed enhanced potency and prolonged anti-tumor activity compared to IMA203 alone as shown in the figure below.

Every 3 days IMA203CD8, IMA203 or non-transduced control T cells were rechallenged with fresh tumor cells and tumor fold growth was analyzed. CD8 T cells engineered with the IMA203 TCR or the IMA203 TCR plus CD8 construct (IMA203CD8) achieved comparable tumor cell killing. CD4 T cells were only capable of potent and more durable anti-tumor activity (including 5th addition of tumor cells) when transduced with IMA203CD8.

These findings are in line with a growing body of literature from CD19 CAR-T cells in hematological cancers that suggest a relevant role of engineered CD4 T cells in maintaining durable anti-tumor responses over a long period. Our proprietary construct incorporated into a lentiviral vector enables CD4 and CD8 T cells to be engineered with the PRAME-specific IMA203 TCR and a CD8αß construct. In the preclinical studies, this approach showed functional superiority over the other CD8 constructs tested in conjunction with the PRAME-specific IMA203 TCR. We have successfully developed the proprietary 4-in-1 construct that includes both IMA203 TCRα and TCRß as well as CD8α and CD8ß chains while maintaining a high transduction rate, circumventing the challenges associated with increasing the lentiviral vector payload.

In addition to the ACTengine IMA203 TCR-T programs, we are addressing PRAME-positive cancers with a second therapeutic modality: TCR Bispecifics. Our TCER IMA402 is a next-generation, half-life extended TCR Bispecific that is expected to enter the clinic in 2023. Both approaches, ACTengine and TCER, are distinct therapeutic modalities that have the potential to provide innovative treatment options for a variety of cancer patient populations with different unmet medical needs and potentially at different stages of their disease.

ACTengine IMA201 – TCR-T Targeting MAGEA4/8

ACTengine IMA201 TCR-T targets an HLA-A*02:01-presented peptide derived from the tumor antigen MAGEA4 and/or MAGEA8 and is currently being evaluated at target dose level in a Phase 1a dose escalation cohort. XPRESIDENT quantitative information on target density (copy number per tumor cell) between peptides originating from the same source protein allows identification of the most relevant targets. By comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on the same tumor samples, we determined that the selected MAGEA4/8 peptide is presented at >5-fold higher target density than a commonly targeted MAGEA4 peptide. We plan to discontinue this program after treatment of the remaining patients already enrolled in the clinical trial in order to focus on the TCR Bispecific program TCER IMA401 addressing the identical target peptide derived from MAGEA4/8 as IMA201.

ACTengine IMA202 – TCR-T Targeting MAGEA1

A preliminary interim analysis from 16 patients treated in the dose escalation cohort demonstrated a favorable tolerability profile for IMA202 as of May 24, 2022. Signs of clinical and biological activity were observed, but were not reaching the threshold of objective responses as per RECIST1.1. Treatment-emergent adverse events for IMA202 were transient and manageable, with the most common of such events being expected cytopenia associated with lymphodepletion in all patients (94% ≥ Grade 3). No dose-limiting toxicities or signs of auto-immune toxicities were observed. 11 out of 16 patients (69%) showed disease control and 5 out of 16 patients (31%) showed tumor shrinkage. Maximum change of target lesion was minus 35%. Following final evaluation, Immatics plans to present the full data set at a later timepoint. Immatics management has decided not to further progress the IMA202 program into Phase 1b dose expansion and is evaluating development options and partnering opportunities for the program and the target MAGEA1.

ACTengine IMA204 – TCR-T Targeting Tumor Stroma Target COL6A3 Exon 6

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

For IMA204, we have generated an affinity-enhanced proprietary TCR, that induces anti-tumor activity in both CD4 and CD8 T cells without the need for CD8 co-transduction in preclinical experiments. Expression of COL6A3 exon 6 in the tumor stroma and in vivo activity of IMA204 is shown below.

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

We are focusing our clinical resources on the three IMA203 Phase 1b cohorts as well as accelerating the clinical development for the PRAME TCER IMA402. Therefore, as announced in November 2022, we have delayed the IND submission for an ACTengine candidate IMA204.

ACTallo—Our Off-the-shelf TCR-T

We aim to increase the commercial opportunity of cell therapies by supplying products to patients more quickly and at lower cost with our off-the-shelf cell therapy approach, ACTallo. ACTallo is our proprietary allogeneic adoptive cell therapy platform based on gamma delta T cells sourced from healthy donors as shown below.

Our manufacturing process is designed to create hundreds of doses from one single donor leukapheresis. Gamma delta T cells are abundant in the peripheral blood, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease – characteristics that make this cell type well suited for an allogeneic approach. The ACTallo process engineers gamma delta T cells with CARs or TCRs, thus accessing cancer cell surface targets as well as intracellular proteins that are presented as peptides on the surface of the cancer cell. This aims to enable the redirection of gamma delta T cells to cancer cell targets. ACTallo products would be available for patient treatment without the requirement for personalized manufacturing. Since these T cells originate from healthy individuals, they are not reliant on the potentially encumbered immune system of the cancer patient. In June 2022, we entered into strategic collaborations with Bristol Myers Squibb and Editas Medicine to develop next-generation allogeneic gamma delta TCR-T/CAR-T programs with enhanced persistence, safety and potency by combining our proprietary ACTallo platform with Bristol Myers Squibb’s next-gen technologies and Editas Medicine’s CRISPR gene editing technology.

TCR Bispecifics — TCER

Our half-life extended TCER molecules are next-generation, antibody-like “off-the-shelf” biologics that leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing a specific tumor target. The design of the TCER molecules enables the activation of any T cell in the body to attack the tumor, regardless of the T cells’ intrinsic specificity. The figure below sets forth the TCER format design and its mechanism of action.

These proprietary biologics are engineered with two binding regions: a TCR domain and a T cell recruiter domain. The TCER format is designed to maximize efficacy while minimizing toxicities in patients. It contains a high-affinity TCR domain that is designed to bind specifically to the cancer target peptide on the cell surface presented by an HLA molecule. The antibody-derived, low-affinity T cell recruiter domain is directed against the TCR/CD3 complex and recruits a patient’s T cells to the tumor to attack the cancer cells. With a low-affinity recruiter aiming to optimize biodistribution and enrichment of the molecule at the tumor site instead of the periphery, TCER molecules are engineered to reduce the occurrence of immune-related adverse events, such as cytokine release syndrome. In addition, the TCER format consists of an Fc-part developed to confer half-life extension, stability, and manufacturability. The next-generation, half-life extended TCER format is designed to safely apply high drug doses for activity in a broad range of tumors and to achieve a favorable dosing regimen scheduling regime. TCER are “off-the-shelf” biologics and thus immediately available for patient treatment. They can be distributed through standard pharmaceutical supply chains and provide the opportunity to reach a large patient population without the need for treatment at specialized medical centers.

TCER Format

Improving drug safety, efficacy and dosing schedule are key considerations in the field of bispecific T cell engaging molecules, which we seek to address with our half-life extended next-generation TCR Bispecific molecule. We demonstrated in preclinical experiments that the TCER format had a higher combination of potency and specificity than six alternative TCR Bispecific format designs evaluated. The format was also successfully applied to different TCRs and different T cell recruiting antibodies.

The T cell recruiter domain used for all our TCER molecules is a proprietary low-affinity T cell recruiter against the TCR/CD3 complex that demonstrated superior in vivo tumor control compared to three analogous TCER molecules designed with higher-affinity variants of a widely used antibody recruiter as shown below.

1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

Further, our preclinical data set forth below show a reduced recruiter-mediated cytokine release in vitro when the target is absent, which we believe indicates that our TCER format reduces T cell engager-associated toxicities in patients.

Whole blood cytokine release assay N=3 HLA-A*02-positive donors, N=16 cytokines tested, 4 exemplary cytokines shown.

The half-life extended format confers a serum half-life of >1 week in mice, which we believe suggests the opportunity for a favorable dosing regimen and prolonged drug exposure at therapeutic levels when compared to TCR Bispecifics lacking half-life extension approaches. Taken together, our next-generation, half-life extended TCER format is designed to maximize efficacy while minimizing toxicities in patients.

TCER Product Candidates

We have developed a broad pipeline of next-generation half-life extended TCR Bispecifics with the potential for addressing different indications and large patient populations with an innovative therapeutic option.

•	TCER IMA401 targeting a MAGEA4/8 peptide presented by HLA-A*02:01 (developed in collaboration with BMS): Start of clinical trial in May 2022, dose escalation ongoing

•	TCER IMA402 targeting a PRAME peptide presented by HLA-A*02:01: Start of clinical trial planned for 2H 2023

•	TCER IMA403 targeting an undisclosed peptide presented by HLA-A*02:01: Preclinical PoC studies ongoing

•	TCER IMA40x comprising several innovative TCER candidates targeting undisclosed peptides presented by HLA-A*02:01 and other HLA-types: TCER engineering and preclinical testing ongoing

TCER IMA401

IMA401 is the most advanced product candidate from our TCR Bispecifics pipeline targeting an HLA-A*02:01-presented peptide derived from both MAGEA4 and MAGEA8. The MAGEA4/8 peptide has been identified and validated by our proprietary mass spectrometry-based target discovery platform XPRESIDENT and is presented at a >5-fold higher copy number per tumor cell than a commonly targeted MAGEA4 peptide, and is highly prevalent in several solid tumor types.

Preclinical PoC data demonstrated potent and specific killing of tumor cells in vitro with MAGEA4/8 peptide levels similar to levels found in cancer patients. In two different tumor xenograft mouse studies, a cell line-derived melanoma tumor model and patient-derived non-small cell lung (NSCLC) adenocarcinoma tumor model, IMA401 achieved consistent tumor regression in all mice. In the patient-derived NSCLC model shown below, IMA401 treatment led to consistent tumor regression of all transplanted human tumors, with 3 out of 4 mice showing complete remissions.

The IMA401 molecule further demonstrated pharmacokinetics of a terminal half-life of 10-11 days in mice and what we view as positive purity and stability characteristics with high production yields.

In December 2021, we announced that we entered into a license, development and commercialization agreement for IMA401 with BMS. The agreement was associated with an upfront payment of $150 million, milestone payments of up to $770 million and tiered double-digit royalties. We are responsible for conducting the Phase 1a clinical trial for IMA401 and retain the options to co-fund U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote IMA401 in the U.S.

The Phase 1 clinical trial for IMA401 commenced in the first half of 2022 and is currently ongoing in HLA-A*02:01-positive patients with tumors of high MAGEA4/8 prevalence, such as squamous NSCLC, small cell lung cancer (SCLC), head and neck squamous cell carcinoma (HNSCC), bladder, uterine, esophageal and ovarian carcinomas, as well as melanoma, sarcoma subtypes and other solid cancer types.

The objectives of the clinical trial are to determine the maximum tolerated dose (MTD) and/or the recommended phase 2 dose (RP2D) and to characterize safety and tolerability, evaluate initial anti-tumor activity and assess pharmacokinetics of IMA401. The Phase 1 trial consists of a dose escalation (Phase 1a) cohort that will be followed by a dose expansion (Phase 1b) cohort to treat patients at the recommended dose level.

TCER IMA402

Our TCER IMA402 is directed against the same peptide derived from PRAME as used for ACTengine IMA203. PRAME is one of the most frequently expressed targets and highly prevalent in several solid tumor types, such as melanoma, uveal melanoma, uterine cancers, ovarian cancer, subtypes of sarcoma, squamous NSCLC, TNBC, head and neck cancer, among other indications.

In preclinical studies, data demonstrated potent and selective cytotoxicity of IMA402 against tumor cell lines presenting PRAME target peptide-HLA at different target densities (target peptide copies per cell). While physiological PRAME levels detected in the majority of cancer tissues from patients are in the range of 100 – 1000 copies per cell, IMA402 showed tumor cell killing at PRAME peptide levels as low as 50 copies per cell, as shown below.

CpC: Target peptide copy numbers per tumor cell

In vitro safety assessment including toxicity screening against 20 normal tissue types, whole blood cytokine release assessment and alloreactivity evaluation confirmed the favorable safety profile for IMA402.

In vivo studies in mice set forth below demonstrated a dose-dependent anti-tumor activity of IMA402 and that sufficiently high drug doses are key to achieving the desired anti-tumor effects over a prolonged period.

Melanoma cell line-derived tumors in MHC I/II knock-out NSG mice received weekly intravenous injections of IMA402 starting at study day 1 after intravenous transfusion of human PBMC. Treatment was discontinued when complete response was noted. Median values for n = 6 mice/group, 2 donors/group.

Pharmacokinetic characteristics of the half-life extended IMA402 molecule with a terminal half-life of >1 week in vivo, as shown below, suggest the potential for a favorable dosing regimen in patients with prolonged drug exposure at therapeutic levels.

NOG mice received a single intravenous injection of IMA402 (2 mg/kg). TCER plasma concentrations at different time points were determined by ELISA detecting binding of IMA402 to the PRAME target via pHLA. The integrity of the molecule was confirmed via aVL or aFc detection. Terminal half-life (t1/2) was calculated via linear regression of time points between 24 h and 360 h (n=3 per timepoint, mean ± SD).

Data generated in the field of T cell engaging bispecifics suggest that half-life extension and low-affinity CD3 recruiters are key strategies to improve safety and efficacy of bispecific molecules. We believe, our TCER molecules are the first TCR-based bispecifics candidates in clinical development where these strategies were applied.

Based upon our preclinical data for IMA402, we believe that our next-generation, half-life extended format using a low-affinity T cell recruiter can achieve higher doses with drug concentrations in the therapeutic relevant range over time, increased pressure on the tumor, more and deeper responses across a broad range of indications, including in tumors with lower target levels, and a more convenient treatment schedule combined with acceptable tolerability.

To enable the start of the Phase 1/2 trial in 2023, we have completed the preclinical data package and manufacturing of the clinical batch in 2022. We plan to use a flexible design for the Phase 1/2 trial that provides the opportunity to shorten the clinical development timeline of IMA402: The dose escalation cohort has an adaptive design that uses flexible dose cohorts and an optimized MABEL (minimal anticipated biological effect level) approach. HLA-A*02:01-positive patients with different solid tumors expressing PRAME will initially receive weekly infusions of IMA402. Pharmacokinetics data will be assessed throughout the trial and might provide an early opportunity for adjustment of the treatment interval based on the half-life extended TCER format. The Phase 2a dose expansion part of the trial is planned to include several cohorts to further evaluate IMA402 in specific indications and combination therapies. Submission of the CTA* is planned for 2Q 2023 and the start of the trial is planned for 2H 2023.

*Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

Technology Platforms

To characterize our proprietary and partnered product candidates and to identify and develop future TCR-based product candidates, we established two proprietary target and TCR discovery platforms: XPRESIDENT and XCEPTOR. We believe that for the development of safe and effective TCR-based immunotherapeutics, two fundamental steps illustrated below are required (i) picking a true cancer target that is naturally occurring and presented at significant levels specifically on the tumor, and (ii) generating the right, potent TCR that specifically recognizes the selected target with no or minimized cross-reactivity with healthy tissues.

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

From these specimens, a multitude of data is being gathered, including genome, proteome and in-depth transcriptome. The core of the database is its quantitative immunopeptidome data set, which enables the selection of true cancer targets. To our knowledge, this is the largest collection of pHLA target information derived both from cancer and healthy tissues.

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

XPRESIDENT’s extensive pHLA database is based on more than 2,500 primary tissue samples from 40 healthy organ types and 20 major cancer indications. As shown below, following an analysis of over 500,000,000 MS/MS spectra and an initial long-list of 8,500 tumor-associated pHLA targets, we have prioritized over 200 mass spectrometry validated pHLA targets covering all target classes: 1) peptides of well-known and characterized cancer target proteins; 2) unknown or poorly characterized proteins and 3) crypto targets/neoantigens.

XPRESIDENT has identified and characterized cancer targets for all of our clinical and preclinical programs across our entire individual and partnered pipeline. Each of our pipeline programs is currently targeting HLA-A*02:01, which is found in approximately 40-50% of individuals in North America and Europe and in approximately 20-35% of individuals in East Asia, and is one of the most common HLA types worldwide. However, XPRESIDENT is not restricted to HLA-A*02 and has identified a large set of cancer targets across many different HLA alleles, such as HLA-A*01/ -A*03/ -A*24/ -B*07/ -B*44. By developing target-TCR pairs beyond HLA-A*02, we seek to expand the patient population that might benefit from our product candidates as broadly as possible.

XCEPTOR Identifies, Optimizes and Characterizes Right TCRs for TCR-T and TCR Bispecifics

XCEPTOR is our proprietary, TCR identification platform enabling the discovery and engineering of TCRs with high affinity and specificity. Apart from the fast, efficient and highly sensitive TCR identification and characterization, XCEPTOR also comprises a protein engineering module to optimize (e.g., chain pairing enhancement, engineering towards CD8 independency) and affinity-enhance TCRs prior to sourcing our product candidates.

As shown in the figure above, XCEPTOR picks and optionally engineers the most suitable TCRs for ACT or Bispecific product candidates:

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

Irrespective of whether a TCR will be used for ACT or TCR Bispecific, we start the TCR discovery process with a variety of TCRs against a specific cancer target, characterize the receptors and select the TCRs with the most desirable affinity, potency, specificity, and safety characteristics. During the characterization process, we not only determine the binding motif of the TCRs and ensure functional efficacy at physiological cancer target levels, but also evaluate the TCRs’ ability to avoid similar peptides that are presented on healthy tissues. We also test for potential reactivity against a broad panel of healthy tissues covering critical organs, multiple different cell types and organ-specific cell types.

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

Manufacturing & Supply

ACTengine

All clinical T cell products are currently manufactured by our employees through a collaboration with the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory at UTHealth (“UTH”) McGovern Medical School in Houston, Texas that provides us exclusive access to three cGMP manufacturing suites and support areas for the manufacturing of our cell products.

To scale our cell therapies for pivotal trials and initial commercial manufacturing, we have started the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in the metropolitan area of Houston, Texas. The facility is intended to manufacture our IMA203 products as well as other future autologous and allogeneic cell therapy product candidates for early-stage and registration-directed clinical trials as well as for commercial supply. The facility is designed for flexibility and can be expanded in a modular fashion. The GMP manufacturing facility is expected to be operational in 2024.

To secure our supply, we have contractual agreements in place with two GMP suppliers of lentiviral vectors, which is the most critical raw material for the manufacturing of genetically modified T cells products.

TCER

TCER are expressed in mammalian cells. We have established an in-house laboratory-scale production process to generate R&D material suitable for compound characterization and early preclinical assessments. In the course of preclinical development, the manufacturing process is turned over to third party contract manufacturing organizations (“CMOs”) that are experienced in cGMP manufacturing of biologics and regulatory compliance. The IND-enabling studies (e.g., in vitro toxicology studies) are performed with material that we receive from CMOs.

The manufacturing phase at our CMOs includes cell line development, establishment of master- and working cell banks, upstream and downstream process development, formulation development, development of suitable analytical methods for testing and release, cGMP manufacturing, fill and finish, drug substance and drug product release testing, storage and stability testing.

An in-house chemistry, manufacturing and control (“CMC”) team guides and manages the processes at our CMOs through the different stages. Before and during the cooperation with a CMO, we conduct audits to control compliance with the mutually agreed process descriptions and to cGMP regulations. Our CMOs themselves are subject to their own quality assurance functions and are inspected and certified by regulatory agencies, including European national agencies and the FDA. For the development of each TCER candidate, our CMOs need to scale the manufacturing process to suitable size. Drug formulation and process parameters need to be optimized and the manufacturing process qualified by applicable regulatory authorities. In addition to the currently contracted CMOs, we expect to engage with additional third-party manufacturers and suppliers to support potential pivotal trials and potential commercial supplies.

Marketing and Sales

We currently do not have our own marketing, sales or distribution capabilities. We intend to maximize the commercial potential of any approved product candidates by developing a sales and marketing infrastructure or by pursuing strategic collaborations with commercialization partners.

Competition

Immunotherapy and the companies and academic groups using TCR-based or TCR mimetic approaches against cancer are rapidly evolving. While we believe that our technology platforms, therapeutic modalities and scientific knowledge provide us with a competitive advantage, we also face significant competition.

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

Any product candidates that we successfully develop and commercialize would compete with currently approved therapies and new therapies that may become available in the future. Our competitors fall primarily into the following groups, depending on their treatment approach:

•	Companies such as Adaptimmune, Gritstone, Immunocore, Adaptive Biotechnologies, pureMHC, BioNTech, and Genentech are also seeking to identify HLA targets.

•

Companies such as Adaptimmune, Affini-T, Kite Pharma (a Gilead company), Tmunity (a Gilead company), T-knife, Juno Therapeutics (a BMS company), 2seventybio, Medigene, BioNTech, PACT Pharma, T-scan Therapeutics, ImmunoScape, Alaunos Therapeutics are investigating novel autologous TCR-T therapeutics. Their TCR-T programs are partially directed against peptide targets derived from the same proteins but not necessarily against the same peptide target as used by us.

•	Companies such as Immunocore, Eureka Therapeutics, Molecular Partners, CDR-Life, Regeneron and Roche are developing TCR Bispecific compounds or TCR mimetic antibodies.

Many of the companies against which we may compete have significantly larger financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

We recognize the need for a global intellectual property strategy to protect our technology, future products and assets around the world. Consistent with our belief in intellectual property, our patent portfolio is a strategically important asset covering a large number of cancer antigen targets, TCRs, bispecific molecules or TCERs, antibodies, target validation, screening and therapeutic use methods, as well as antigen discovery platforms. Our intellectual property portfolio includes patents in many commercially significant jurisdictions such as Europe, the United States, Canada, China, Japan, Australia, and others. For technologies with potential for the highest commercial impact, our patent filing covers more than 50 countries.

As of February 1, 2023, our patent portfolio comprises more than 115 active patent families and over 5,800 patents and patent applications worldwide. We own over 2,400 patents worldwide, including more than 550 U.S. patents. We plan to continue expanding our U.S. patent portfolio to further strengthen the protection of our lead projects.

At present, IP protection for our product candidates, encompassing proprietary cancer antigen targets, TCRs, TCERs and antibodies, includes the following:

•

IMA201: Four issued patents in the U.S., fifteen issued foreign patents in Australia (3), South Korea (3), Colombia (2), Morocco (2), Germany, India, Indonesia, Malaysia, New Zealand, Taiwan, South Africa and China; hundred-and-seventy-three (173) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Algeria, Eurasia, Egypt, Europe, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, Morocco, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 6 US provisional applications relating to IMA201 (MAGEA4/8). These patents and patent applications, if issued, are expected to expire between 2037 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

IMA203: Five issued patents in the U.S., four issued foreign patents in Germany (2), Taiwan and Algeria, hundred-and-fifty-eight (158) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Germany, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 5 International applications (PCT) and 8 US provisional applications relating to IMA203 (PRAME). These patents and patent applications, if issued, are expected to expire between 2038 and 2042 in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

IMA204: Seven issued patents in the U.S., ninety-three (93) issued foreign patents in Germany, Japan, Hong Kong, South Korea, Mexico, New Zealand, Taiwan, Algeria, South Africa and Europe (two European patents each validated in 40 countries), hundred-and-eighty-one (181) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Columbia, Costa Rica, Germany, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea , Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, Tunisia, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 7 US provisional applications relating to IMA204 (COL6A3 exon 6). These patents and patent applications, if issued, are expected to expire between 2031 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

•

IMA401: Four issued patents in the U.S., eight issued foreign patents in Australia (2), Germany, India, South Korea, Colombia, South Africa and Morocco, two-hundred-and-twelve (212) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Costa Rica, Algeria, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 6 US provisional applications relating to IMA401 (MAGEA4/8). These patents and patent applications, if issued, are expected to expire between 2037 and 2042, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. IMA401 is further protected by a patent family covering the TCER Platform.

•

IMA402: Five issued patents in the U.S., two issued foreign patents in Taiwan and Algeria, ninety-five (95) pending patent applications in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa

Rica, Germany, Eurasia, Egypt, Europe, Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, Thailand, Taiwan, the Ukraine, the U.S., Vietnam and South Africa as well as 4 International applications (PCT) and 6 US provisional applications relating to the clinical candidates for IMA402 (PRAME). These patents and patent applications, if issued, are expected to expire between 2038 and 2043, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. IMA402 is further protected by a patent family covering the TCER Platform

Further, we pursue patent protection for different aspects of our ACT technology and methods, which also relate and thus confer protection to the clinical projects, IMA201 to IMA204, IMA401 and IMA402. To this end, our subsidiary, Immatics US, has filed and owns 23 patent families. These patents and patent applications are predominantly focused on ACT methods, cell populations, and other immunotherapy methodologies. If issued, these patents and patent applications are expected to expire between 2038 and 2043, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We also place an emphasis on protecting our expanding brand recognition by filing and registering trademark applications throughout the world. We own 20 different trademarks, most of which are registered or have been allowed, in multiple countries and trademark product and services classes. Prominent trademarks are, for example, Immatics, XPRESIDENT, TCER, XCEPTOR, ACTallo and ACTengine.

Collaborations and Other Agreements

We have forged strategic collaborations with biotech and pharmaceutical companies as well as academic research institutions. Key collaborations include (in order of occurrence with the latest collaboration first):

Editas

In June 2022, we and Editas entered into a strategic collaboration and licensing agreement to combine our gamma delta T cell adoptive cell therapies with Editas’ CRISPR gene editing technology.

Under the terms of the agreement, Editas Medicine received an undisclosed upfront cash payment and is eligible to receive additional milestone payments based on development, regulatory, and commercial milestones. In addition, we will pay royalties on future net sales on any products that may result from this collaboration.

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

On June 2, 2022, we expanded our 2019 collaboration agreement with BMS to include one additional TCR target discovered by Immatics. As part of this expansion, we have received an upfront payment of $20 million and will be eligible for milestone payments and royalties.

On June 2, 2022, Immatics and BMS also entered into a new collaboration to develop allogeneic TCR-T/CAR-T programs, bringing together our allogeneic gamma delta T cell therapy platform ACTallo with BMS’ technologies and oncology drug development expertise. Under this collaboration, the parties will develop two programs owned by BMS and both companies have an option to develop up to four additional programs each. The programs will utilize our proprietary gamma delta T cell-derived, allogeneic ACT platform, called ACTallo, and a suite of next-generation technologies developed by BMS.

Under the terms of this agreement, we have received an upfront payment of $60 million and are eligible for development, regulatory and commercial milestone payments of up to $700 million per BMS program plus tiered royalty payments of up to low double-digit percentages on net product sales. We will be responsible for preclinical development of the initial two BMS-owned programs and will receive additional payment for certain activities that we could perform at BMS’ request. BMS will assume responsibility for clinical development and commercialization activities of all BMS-owned programs thereafter.

On December 10, 2021, we entered into a License, Development and Commercialization Agreement with BMS relating to our TCR Bispecific candidate, IMA401. Pursuant to the agreement, we granted to BMS an exclusive, worldwide, sublicensable license to develop, manufacture, and commercialize IMA401 and certain other bispecific and multispecific molecules that bind to a MAGEA4/A8 peptide and engage and activate endogenous T-cells or other immune cells for any diagnostic, prophylactic or therapeutic uses, excluding cell therapy and cell therapy products. BMS granted us a non-exclusive, perpetual, worldwide, sublicensable, royalty-free license to certain BMS Company patents and know-how that are improvements to our platform technology that may be generated by Bristol-Myers Squibb in the performance of activities under the agreement.

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

GlaxoSmithKline (“GSK”)

On October 24, 2022, GSK provided Immatics with notice of its decision to terminate their collaboration. Initially announced on February 20, 2020, the terms of the agreement included a €45 Million upfront payment to Immatics and the potential for additional milestone and royalty payments in return for access to two of Immatics’ TCR-T programs. As communicated to Immatics, GSK’s decision was made unrelated to the programs and the progress achieved in the collaboration to date. The termination became effective on December 26, 2022.

Following termination, Immatics regained the subject proprietary TCRs identified by our XCEPTOR technology, which were directed against two proprietary targets discovered by XPRESIDENT.

Genmab

In July 2018, we and Genmab entered into a research collaboration and license agreement to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancer indications. Under the agreement, we are conducting joint research, funded by Genmab, and combining XPRESIDENT, XCEPTOR and TCER technology platforms with Genmab’s proprietary antibody technologies to develop multiple bispecific immunotherapies in oncology. Effective January 2, 2023 and for strategic reasons, Genmab provided Immatics with notice of its decision to terminate one program under the collaboration. Both we and Genmab are exclusively discovering and developing immunotherapies directed against two proprietary targets, discovered and developed by our XPRESIDENT platform. Genmab is responsible for development, manufacturing and worldwide commercialization. We retain an option to contribute certain promotion efforts at predetermined levels in selected countries in the EU.

Under the terms of the agreement, we received an upfront fee of $54 million and are eligible to receive additional development, regulatory and commercial milestone payments, totaling $550 million for each licensed product resulting from the collaboration. In addition, we are eligible to receive tiered royalties on net sales for each licensed product at up to double-digit percentages.

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

MD Anderson Cancer Center

In August 2015, we and The University of Texas M.D. Anderson Cancer Center (“MD Anderson”) announced the launch of Immatics US to develop multiple T cell and TCR-based adoptive cellular therapies. Immatics US secured over $60 million in total funding – more than $40 million from the parent company Immatics OpCo and a $19.7 million grant from the Cancer Prevention and Research Institute of Texas (“CPRIT”) and entered into several agreements, including a restricted stock purchase agreement, several license agreements and a collaboration and license agreement.

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

Progress reports detailing the status of the clinical trials must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The FDA will typically inspect one or more clinical sites to assure compliance with cGCP and the integrity of the clinical data submitted.

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

•

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the investigational biological product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of scientifically valid Phase 2 clinical trials.

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

Review and Approval of a BLA

In order to obtain approval to market a biological product in the United States, a biologics license application must be submitted to the FDA that provides sufficient data establishing the safety and efficacy of the proposed biological product for its intended indication. The BLA includes all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things.

Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2023 is $3,242,026 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2023 is $393,933. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

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

For the purposes of Accelerated Approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has indicated that intermediate clinical endpoints generally may support Accelerated Approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

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

The Accelerated Approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. The FDA might also require to already set-up and initiate such confirmatory studies prior to BLA submission. As a result, a product candidate licensed on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates licensed under accelerated regulations are subject to prior review by the FDA.

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

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits a BLA three years after the date of enactment of that statute must submit pediatric assessments with the BLA if the biologic is intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary potency to inform pediatric labeling for the product. Deferrals and waivers as described above are also available. Exemptions for pediatric assessments usually do not apply for molecularly targeted cancer indications.

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

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation (EU) No 536/2014 applies since January 31, 2022 and overhauls the current system of approvals for clinical studies in the EU. Specifically, the new regulation, which is directly applicable in all member states, aims at simplifying and streamlining the approval of clinical studies in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

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

C. Organizational Structure

As of December 31, 2022, we had two subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

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

T cell products are manufactured at the leased UTHealth Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in an 1,850 square foot state-of-the-art cGMP facility exclusively used by us in Houston, Texas.

We believe that our office, research and laboratory facilities are sufficient to meet our current needs. To scale our cell therapies for pivotal trials and initial commercial manufacturing, we have started the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in the metropolitan area of Houston, Texas. The facility is intended to manufacture our IMA203 products as well as other future autologous and allogeneic cell therapy product candidates for registration-directed clinical trials as well as for commercial supply. The facility is designed for flexibility and can be expanded in a modular fashion. The GMP manufacturing facility is expected to be operational in 2024. The facility will replace the current locations used by Immatics US.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements, including the notes thereto, included in this Annual Report. Our consolidated financial statements are presented in euros and have been prepared in accordance with IFRS as issued by the IASB. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information - D. Risk Factors” and elsewhere in this Annual Report.

For a discussion of our consolidated statements of operations for the years ended December 31, 2021 and December 31, 2020 and our cash flows for the year ended December 31, 2020, see the section “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F (File No. 001-39363) filed with the SEC on March 23, 2022.

A. Operating Results

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our purpose is to deliver a meaningful impact on the lives of cancer patients by developing novel TCR-based immunotherapies that are designed to achieve effect beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our employees, our shareholders and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for a variety of cancer patient populations with different unmet medical needs. Our current pipeline shown below comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Editas Medicine and Genmab, to develop multiple additional therapeutic programs covering ACT and Bispecifics.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through upfront payments from our collaboration partners.

We have assembled a team of 380 and 347 FTEs as of December 31, 2022 and December 31, 2021, respectively.

Through December 31, 2022 we have raised approximately €823.7 million in total through licensing payments from our collaborators and through private and public placements of securities. We are holding Cash and cash equivalents and Other financial assets of €362.2 million as of December 31, 2022. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent years. Despite the net income that we generated within the year ended December 31, 2022, we expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from year to year.

Recent Developments

Business Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged. In response, many countries and businesses instituted travel restrictions, quarantines, and office closures. With COVID-19 vaccines becoming more broadly available, most of our employees have returned to onsite work. However, there can be no assurance that future developments regarding the spread of COVID-19 will not result in a negative impact of the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients and the availability of principal investigators and healthcare employees. We will continue to closely monitor the effects of the pandemic.

Russian-Ukraine Conflict and macroeconomic environment

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be affected by price increases or certain fiscal policy changes in Germany, such as new tax legislation, economic sanctions and comparable measures.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Genmab.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “E. Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In three of our four current collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the clinical trial services will not result in a modification of the license.

The collaboration agreements resulted in €399.2 million of upfront cash payments through December 31, 2022. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•

Realize the full multi-cancer opportunity of PRAME by (1) focusing and accelerating the development of our ACTengine IMA203 TCR-T towards pivotal trials, (2) expanding the patient population that might benefit from a PRAME-targeting therapy by developing an off-the-shelf biologic TCER IMA402 and (3) expanding beyond HLA-A*02 by investigating new target-TCR pairs for PRAME epitopes binding to other HLA types;

•	Advance our pipeline of innovative ACTengine TCR-T product candidates;

•	Advance our pipeline of next-generation, half-life extended TCR Bispecifics;

•	Enhance the commercial opportunities of cell therapies;

•	Further enhance our cell therapy manufacturing capabilities;

•	Leverage the full potential of strategic collaborations;

•	Strengthen our intellectual property portfolio; and

•	Enhance the competitive edge of our technology platforms.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

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

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

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

Due to our planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of both financial income and financial expenses. Financial income results primarily from foreign exchange gains. Our financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses. Additionally, our warrants are classified as Liabilities for warrants. The change in fair value of warrant liabilities consists of the change in fair value of these warrants.

Results of Operations

Comparison of the Years Ended December 31, 2022 and December 31, 2021

The following table summarizes our consolidated statements of operations for each year presented:

	Year ended December 31,
	2022	2021
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	€172,831	€34,763
Research and development expenses	(106,779)	(87,574)
General and administrative expenses	(36,124)	(33,808)
Other income	26	325

Operating result	29,954	(86,294)
Change in fair value of warrant liabilities	10,945	(10,990)
Other financial income	9,416	5,675
Other financial expenses	(8,279)	(1,726)
Financial result	12,082	(7,041)

Profit/(loss) before taxes	42,036	(93,335)
Taxes on income	(4,522)	—
Net profit/(loss)	37,514	(93,335)

Net profit/(loss) per share:
Basic	0.56	(1.48)
Diluted	0.55	(1.48)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the years indicated:

	Year ended December 31,
	2022	2021
(Euros in thousands)
Revenue from collaboration agreements:
Amgen, United States	€—	€10,228
Genmab, Denmark	9,617	6,929
BMS, United States	126,100	13,138
GSK, United Kingdom	37,114	4,468

Total	€172,831	€34,763

Our revenue from collaboration agreements increased from €34.8 million for the year ended December 31, 2021 to €172.8 million for the year ended December 31, 2022. The increase in revenue of €138.0 million mainly resulted from the collaborations with BMS. Our revenue from collaboration agreements with BMS includes the revenue related to the right-to-use license for IMA401 amounting to €91.3 million and €34.8 million revenue recognized on a cost-to-cost method. The revenue from collaboration agreements with GSK includes €33.4 million, which resulted from the termination of the collaboration with GSK.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented years.

Research and Development Expenses

The following table summarizes our research and development expenses for the years indicated:

	Year ended December 31,
	2022	2021
(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	€(17,277)	€(14,897)
TCR Bispecifics Programs	(7,318)	(6,679)
Other programs	(5,552)	(3,114)

Sub-total direct external expenses	€(30,147)	€(24,690)

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	€(39,356)	€(25,543)
Share-based compensation expenses	(12,925)	(15,564)
IP expenses	(10,165)	(9,701)
Facility and depreciation	(7,024)	(5,325)
Other indirect expenses	(7,162)	(6,751)

Sub-total indirect expenses	€(76,632)	€(62,884)

Total	€(106,779)	€(87,574)

Direct external research and development expenses for our ACT programs increased from €14.9 million for the year ended December 31, 2021 to €17.3 million for the year ended December 31, 2022. This increase mainly resulted from expanded activities in our clinical trials, which was the result in part of a growing number of patients recruited. Direct external research and development expenses for our TCR Bispecifics programs increased from €6.7 million for the year ended December 31, 2021 to €7.3 million for the year ended December 31, 2022. This increase mainly resulted from additional activities in our preclinical studies for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €3.1 million for the year ended December 31, 2021 to €5.6 million for the year ended December 31, 2022. This increase mainly resulted from increased activities for our IMA401 collaboration.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our IP expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facility and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €25.5 million for the year ended December 31, 2021 to €39.4 million for the year ended December 31, 2022. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €15.6 million for the year ended December 31, 2021 to €12.9 million for the year ended

December 31, 2022, mainly due to the fact that certain awards granted as part of the ARYA Merger have fully vested. IP expenses increased from €9.7 million for the year ended December 31, 2021 to €10.2 million for the year ended December 31, 2022 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses increased from €5.3 million for the year ended December 31, 2021 to €7.0 million for the year ended December 31, 2022. This increase resulted from the acquisition of laboratory equipment and leasehold improvements. Other indirect expenses increased from €6.8 million for the year ended December 31, 2021 to €7.2 million for the year ended December 31, 2022. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years indicated:

	Year ended December 31,
	2022	2021
(Euros in thousands)
Share-based compensation expenses	€(9,645)	€(10,839)
Personnel related (excluding share-based compensation)	(11,278)	(8,641)
Professional and consulting fees	(6,182)	(6,805)
Other external general and administrative expenses	(9,019)	(7,524)

Total	€(36,124)	€(33,808)

General and administrative expenses increased from €33.8 million for the year ended December 31, 2021 to €36.1 million for the year ended December 31, 2022.

Share-based compensation expenses decreased from €10.8 million for the year ended December 31, 2021 to €9.6 million for the year ended December 31, 2022. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the ARYA Merger have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €8.6 million for the year ended December 31, 2021 to €11.3 million for the year ended December 31, 2022. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees decreased from €6.8 million for the year ended December 31, 2021 to €6.2 million for the year ended December 31, 2022. The decrease in professional and consulting fees resulted mainly from lower legal and consulting expenses.

Other external expenses increased from €7.5 million for the year ended December 31, 2021 to €9.0 million for the year ended December 31, 2022. The increase in other expenses mainly resulted from increased insurance payments, depreciation and facility expenses.

Change in fair value of warrant liabilities

The fair value of warrants decreased from €3.88 per warrant as of December 31, 2021 to €2.35 per warrant as of December 31, 2022. The result is a decrease in fair value of warrant liabilities of €10.9 million and a corresponding income for the year ended December 31, 2022.

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

Other Financial Income and Other Financial Expenses

Other financial income increased from €5.7 million for the year ended December 31, 2021 to €9.4 million for the year ended December 31, 2022. The increase mainly resulted from higher interest income and foreign exchange gains.

Other financial expenses increased from €1.7 million for the year ended December 31, 2021 to €8.3 million for the year ended December 31, 2022. The increase mainly resulted from higher foreign exchange losses.

B. Liquidity and Capital Resources

Sources of Liquidity

With the exception of the year ended December 31, 2022, we have incurred losses since inception. We have a positive cash flow from operations for the year ended December 31, 2022 due to upfront payments in connection with the closing of the BMS collaboration agreements. We have negative cash flows from operations for the year ended December 31, 2021 and December 31, 2020. For the year ended December 31, 2022, we had an accumulated deficit of €500.3 million.

We have funded our operations primarily from public offerings and private placements of our ordinary shares, upfront payments from collaborations agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020 and our public offering in October 2022.

Cash and cash equivalents increased from €133.0 million for the year ended December 31, 2021 to €148.5 million for the year ended December 31, 2022. We received €212.4 million in connection with the strategic collaboration agreements with BMS and €106.2 million from a public offering of 10,905,000 ordinary shares during the year ended December 31, 2022.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons. Additionally, in 2021, we established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million. During the year ended December 31, 2022, 2.8 million shares were sold under the ATM agreement with SVB Securities LLC, resulting in a gross amount of €20.8 million ($21.3 million).

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to make capital expenditures in the near term related to the expansion of our laboratory spaces in Tübingen, Germany and our new GMP manufacturing facility in Houston metropolitan area, Texas and expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks, short-term deposits and AAA rated bonds.

Our contractual obligations as of December 31, 2022 include lease obligations for lease liabilities of €18.6 million, reflecting our future minimum commitments for our office, manufacturing and laboratory spaces in Tübingen, Munich and Houston, as well as other lease obligations of €4.9 million, reflecting our future minimum commitments for our new office and laboratory spaces in Tübingen and Munich which are not reflected on our balance sheet on which we committed in 2022 and will be effective in the year 2023.

As of December 31, 2022, €4.3 million of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months. The remaining lease payments of €19.2 million will occur between January 1, 2023 and April 30, 2033.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Cash Flows

The following table summarizes our cash flows for each year presented:

	Year ended December 31,
	2022	2021
(Euros in thousands)
Net cash provided by / (used in):
Operating activities*	€100,131	€(84,746)
Investing activities	(209,791)	7,493
Financing activities	123,710	(2,613)
Total	€14,050	€(79,866)

*

See Note 2 of the Notes to the Consolidated Financial Statements of Immatics N.V. for details regarding the revision of prior year numbers as a result of a correction in presentation of net foreign exchange differences and effects of exchange rate changes on cash and cash equivalents

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies in our clinical and preclinical development of our product candidates. During the year ended December 31, 2022, our cash flows from operating activities was positive, as we received upfront payments from our collaboration partner BMS under the BMS IMA401 collaboration agreement, the allogeneic ACT agreement and the amendment to the autologous ACT agreement amounting to €212.4 million partly offset by ongoing expenses for research and development.

Our net cash inflow from operating activities for the year ended December 31, 2022 was €100.1 million. This was comprised of a profit before tax of €42.0 million, a decrease in working capital of €37.3 million, €22.6 million by non-cash charges from equity settled share-based compensation expenses for employees, depreciation and amortization charge of €7.0 million and net foreign exchange differences and expected credit losses of €2.9 million, partly offset by a non-cash income of €10.9 million related to the change in fair value of the warrants and other effects of €0.8 million. The decrease in working capital mainly resulted from a increase in accounts payable and other liabilities of €45.6 million, partly offset by an increase in accounts receivable of €0.4 million and an increase in other assets and prepayments of €7.9 million.

Our net cash outflow from operating activities for the year ended December 31, 2021 was €84.7 million. This was comprised of a net loss of €93.3 million, an increase in working capital of €31.7 million and net foreign exchange differences of €2.4 million, partly offset by a non-cash expense of €11.0 million related to the change in fair value of the warrants, a partial offset of €26.4 million by non-cash charges from equity settled share-based compensation expenses for employees and depreciation and amortization charge of €5.3 million. The increase in working capital mainly resulted from a decrease in accounts payable and other liabilities of €31.8 million and an increase in other current assets and prepayments of €0.5 million, partly offset by a decrease in accounts receivable of €0.6 million.

Investing Activities

Our net outflow of cash from investing activities for the year ended December 31, 2022 was €209.8 million. This consisted primarily of cash paid in the amount of €214.1 million for bond and short-term deposit investments, that are classified as Other financial assets and held with financial institutions to finance the company, €6.2 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds of €12.7 million.

Our net inflow of cash from investing activities for the year ended December 31, 2021 was €7.5 million, primarily consisted of €24.4 million proceeds from maturities of investments classified as Other financial assets and held with financial institutions to finance the company, partly offset by €11.3 million payments for bond investments classified as Other financial assets and held with financial institutions to finance the company and €5.6 million payments for new equipment and intangible assets.

Financing Activities

For the year ended December 31, 2022, our net cash provided from financing activities amounted to €123.7 million. As of December 31, 2022, 2.8 million shares had been sold under the ATM agreement with SVB Securities LLC. In addition, the Company closed an SEC-registered offering of 10.9 million ordinary shares in October 2022. The Company collected a total net amount of €126.5 million. This was partially offset by the principal portion of payments in connection with lease contracts in the amount of €2.8 million.

For the year ended December 31, 2021, our net cash used in financing activities was €2.6 million. This was mainly driven by the principal portion of payments in connection with lease contracts.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €500.3 million for the year ended December 31, 2022. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

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

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and

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

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position.”

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

During the years presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

E. Critical Accounting Estimates

Our consolidated financial statements of Immatics for the fiscal year ending December 31, 2022 have been prepared in accordance with IFRS and the interpretations of the International Financial Reporting Standards Interpretations Committee and applicable on the balance sheet date.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, which affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2022 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensation as well as income taxes.

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

While our significant accounting policies are more fully discussed in our consolidated financial statements included in this Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements. We have reviewed these critical accounting policies and estimates with the Audit Committee of our Board.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For three of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with BMS regarding IMA-401 that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-Based Compensation

The Company offers a share-based compensation plan that includes PSUs and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for year ended December 31, 2022. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2022 and 2021 please refer to our consolidated financial statements as of December 31, 2022.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Committee

As of January 31, 2023, our Executive Committee consists of nine executive officers. The Executive Committee is charged with the matters concerning the day-to-day management of the Company determined by the Board. The Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged.

The following table lists the names, ages as of January 31, 2023 and positions of the individuals who are serving as executive officers.

Name	Age	Position
Harpreet Singh, Ph.D.	48	Chief Executive Officer
Arnd Christ	56	Chief Financial Officer
Cedrik Britten, M.D.	48	Chief Medical Officer
Carsten Reinhardt, M.D., Ph.D.	55	Chief Development Officer
Toni Weinschenk, Ph.D.	50	Chief Innovation Officer
Rainer Kramer, Ph.D.	59	Chief Business Officer
Steffen Walter, Ph.D.	46	Chief Operations Officer
Edward Sturchio, J.D.	47	General Counsel
Jordan Silverstein	43	Head of Strategy

Harpreet Singh, Ph.D. Harpreet Singh has served as Chief Executive Officer of Immatics OpCo since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of Immatics US since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at NASDAQ in 2020 and in raising more than $550 million of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

Arnd Christ. Arnd. Christ has served as Chief Financial Officer of Immatics OpCo since 2020 and brings nearly two decades of experience serving as CFO of both private and public biotechnology companies. Before joining Immatics, he was CFO of several companies including InflaRx N.V., Proteros Biostructure GmbH, MediGene AG, NovImmune SA, Probiodrug AG and EleGene AG. Over the cause of his career, Arnd completed a broad range of corporate transactions including an IPO, capital raises and licensing deals. Prior to serving as a CFO, he held the position of Financial Director in various corporations related to the former Hoechst Group in Germany and the UK. Arnd holds a diploma in business economics from the University of Würzburg, Germany.

Cedrik M. Britten, M.D. Cedrik Britten has served as Chief Medical Officer of Immatics OpCo since 2020, assuming leadership for the management and global clinical development of our adoptive cell therapy and TCR Bispecifics pipeline from first testing in humans to registration trials, including managing regulatory affairs. Cedrik served as Vice President and Head of the Oncology Cell Therapy Research Unit of GlaxoSmithKline plc from 2015 to 2020, being responsible for building the Oncology Cell Therapy Unit and driving the strategy and establishing the end-to-end capabilities required to research and develop innovative cell therapies in oncology. Prior to that, Cedrik served as Vice President of Research and Development of BioNTech RNA Pharmaceuticals GmbH. Cedrik holds an M.D. from the University Medical Center of the Johannes-Gutenberg University.

Carsten Reinhardt, M.D., Ph.D. Carsten Reinhardt has served as Chief Development Officer of Immatics OpCo since 2020 and as Chief Medical Officer from 2009 to 2020. Carsten leads Immatics’ Product Development Strategy and our TCR Bispecifics platform and pipeline as well as the Immunology and Translational Development functions. Prior to joining Immatics, Carsten served as Chief Medical Officer of Micromet Inc., where he was leading the development of the Bispecific T cell Engager (BiTE) platform and was instrumental in the company becoming public on Nasdaq and in various deals and transactions finally leading to the acquisition by Amgen. Prior to this, Carsten was International Medical Leader at Hoffmann-La Roche and Head of Clinical Development of Fresenius Biotech GmbH and held various academic medical positions and worked at the University of Tübingen and Max Planck Institute, Munich to complete his curriculum in Neurology. Carsten is a Visiting Professor for Pharmaceutical Medicine at the University of Basel and has co-authored more than 40 publications in peer-reviewed journals, including Nature, Science, Nature Medicine, Lancet, Journal of Clinical Oncology, Cancer Research and Journal of Experimental Medicine. Carsten holds an M.D. from the University of Munich and a Ph.D. in cellular immunology from the Institute of Immunology in Munich.

Toni Weinschenk, Ph.D. Toni Weinschenk co-founded Immatics Opco in 2000 and is currently Chief Innovation Officer of Immatics. From 2002 to 2020, he has served in various executive positions at Immatics, including as Chief Technology Officer, as Vice President and Head of Discovery. Toni oversees all of Immatics’ target discovery, bioinformatics and companion diagnostics activities as well as intellectual property. In addition, he is part of the Operational Site Team in Tübingen. Toni is the inventor of Immatics’ proprietary XPRESIDENT technology platform, which is enabling the discovery and validation of innovative targets for immuno-oncology. Toni Weinschenk has earned the reputation as one of the world’s leading expert in ultra-sensitive, quantitative and high-throughput mass spectrometry of HLA ligands, a technology that is integral to XPRESIDENT®. Targets identified by XPRESIDENT® have been utilized for all of Immatics therapy candidates and for the collaboration with partners in pharma and academia. Toni is an inventor on many patents and co-authored publications in the cancer immunology field in peer-reviewed journals including Nature, Nature Medicine, Nature Immunology, Science Translational Medicine and Cell Report. Toni holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.Rainer Kramer, Ph.D. Rainer Kramer has served as Chief Business Officer of Immatics OpCo since 2012. Prior, he worked at Signature Diagnostics AG where he was member of the Management Board and Chief Business Officer. He is responsible for Immatics’ business development, strategic alliances and early commercial activities. During his career, he has delivered numerous strategic partnerships and license deals encompassing technology and product deals as well as equity transactions with an aggregate value of more than $10 billion. Rainer has worked in research, business and corporate functions with increasing responsibilities at Amgen Inc., MorphoSys AG, Jerini AG, Shire PLC and Signature Diagnostics AG. Further to his role at Immatics, Rainer is a non-executive director on the board of iOmx Therapeutics. Rainer holds a diploma in molecular biology from the University of Regensburg and a Ph.D. in neurobiology from the Max-Planck-Institute, Martinsried, Germany.

Steffen Walter, Ph.D. Steffen Walter has served as Chief Operations Officer of Immatics OpCo since March 21, 2023. From 2005 to 2022, Steffen served in various executive-level positions with Immatics, including as Chief Technology Officer, Chief Scientific Officer, as Vice President Immunology and as Director and Head of Immunology. Steffen established the Immatics US operations in Houston, Texas and contributed to its fundraising, including a $20 million Cancer Prevention and Research grant by the State of Texas. Steffen leads Immatics’ Cell Therapy manufacturing and process development, US Operations and Administrations, as well as the Global Quality and Human Resources team. In addition to supporting the development of the XPRESIDENT technology platform, under his initial leadership, Immatics developed its XCEPTOR platforms to support the generation of TCR-based therapeutic modalities. Steffen is an inventor on numerous patents and patent applications and has co-authored more than 30 publications in peer-reviewed journals, including Nature Medicine, Cell Reports, Lancet Oncology, Brain and Blood. Steffen holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen. Effective as of March 21, 2023, Dr. Walter’s title has changed to Chief Operating Officer. In addition to continuing to lead our cell therapy manufacturing, process development and quality functions, Dr. Walter will oversee global Human Resource functions, the construction of our lab, office and GMP cell therapy manufacturing facility and other U.S. facilities and operational matters.

Effective as of March 21, 2023, the Board of Directors has appointed Edward Sturchio, General Counsel and Corporate Secretary and Jordan Silverstein, Head of Strategy, executive officers of the Company. As executive officers, they serve on the Executive Committee.

Edward Sturchio, J.D. Mr. Sturchio joined the Company in June 2020 and is responsible for all legal and compliance matters within the organization. He brings over 20 years of expertise as an accomplished executive and lawyer, with an extensive background in corporate, securities and life sciences matters. He previously served as SVP, General Counsel and Corporate Secretary of Abeona Therapeutics Inc. from July 2019 to February 2020. Prior to Abeona, he served as Global General Counsel and Corporate Secretary of Advanced Accelerator Applications S.A., a Novartis company (AAA), from February 2016 to August 2018, where he was responsible for worldwide legal, compliance and intellectual property functions across 22 sites in 13 countries. Before joining AAA, he worked in the Corporate & Securities and Life Sciences departments of Greenberg Traurig LLP and Day Pitney LLP. Mr. Sturchio has written and lectured extensively in the corporate and life sciences areas. Mr. Sturchio holds a J.D. from Seton Hall University School of Law and a B.A. in psychology from Villanova University.

Jordan Silverstein. Mr. Silverstein joined Immatics in September 2019. He oversees the Investor Relations / Corporate Communications department of the organization. Mr. Silverstein has significant public markets experience, previously serving from September 2018 to August 2019 as Head of Corporate Strategy and Development at InflaRx, a German company publicly listed at NASDAQ and from May 2014 to August 2018, as the Global Head of Investor Relations at Advanced Accelerator Applications which he helped to take successfully public on NASDAQ, and through multiple financing rounds. The company was subsequently acquired by Novartis. Mr. Silverstein holds a Bachelors in Business Administration and Finance from Champlain College.

Board of Directors

Our Board consists of nine members, comprised of one executive director and eight non-executive directors. Each of our directors holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or dismissal. Our articles of association do not impose a mandatory retirement age.

Under Dutch law, our Board is charged with the management of the company, which includes setting the Company’s policies and strategy, subject to the restrictions contained in our articles of association. Our executive director manages our day-to-day business and operations and implement our strategy. Our Board is also entitled to represent the Company. Our non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all of our directors and our general state of affairs. Our directors may divide their tasks among themselves in or pursuant to internal rules. Each directors has a statutory duty to act in the corporate interest of our company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or break-up of our company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.

The following table lists our current directors, as well as their ages as of January 31, 2023, term served, the year of expiration of their term as directors and position:

Name	Age	Term Served	Year in which Term Expires	Position
Harpreet Singh, Ph.D.	48	July 1, 2020 – Present	2023	Executive director and Chief Executive Officer
Peter Chambré	67	July 1, 2020 – Present	2025	Non-executive director and Chairman
Michael G. Atieh	69	July 1, 2020 – Present	2024	Non-executive director
Paul R. Carter	62	July 1, 2020 – Present	2024	Non-executive director
Eliot Forster, Ph.D.	56	September 14, 2020 – Present	2024	Non-executive director
Friedrich von Bohlen und Halbach, Ph.D.	60	June 17, 2021 – Present	2023	Non-executive director
Heather L. Mason	62	July 1, 2020 – Present	2025	Non-executive director
Adam Stone	43	July 1, 2020 – Present	2023	Non-executive director
Nancy Valente	64	March 22, 2022 – Present	2025	Non-executive director
Mathias Hothum, Ph.D.	55	—	—	Non-executive director nominee

Harpreet Singh, Ph.D. Harpreet Singh has served as Chief Executive Officer of Immatics Opco since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of Immatics US since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at NASDAQ in 2020 and in raising more than $550 million of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

Peter Chambré. Peter Chambré has served as Chairman of the Board of Directors of Immatics OpCo from 2012 to 2020. After Immatics IPO in 2020, Peter Chambrè became Chairman of our Board of Immatics N.V.. From 2002 to its acquisition in 2006, Mr. Chambré served as Chief Executive Officer of Cambridge Antibody Technology Group plc. Prior to that, he served as Chief Operating Officer of Celera Genomics Group and as Chief Executive Officer of Bespak plc. In addition to serving on our Board, Peter Chambré serves on the board of directors of Cancer Research UK (Trustee), Our Future Health (Trustee) and has previously served as chairman of the board of directors of OneMed AB, Xellia Pharmaceuticals AS and ApaTech Ltd. and has previously served on the board of directors of UDG Healthcare plc, Touchstone Innovations plc, Spectris plc and BTG plc. Peter Chambré holds a B.Sc. in food science from the University of Reading.

Michael G. Atieh. Michael G. Atieh has served as a member of Immatics supervisory board since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 2014 until his retirement in 2016, he served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chairman of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President - Merck Medco Managed Care, Vice President - Public Affairs, Vice President – Government Relations, and Treasurer. In addition to serving on Immatics Board, Michael G. Atieh serves on the board of directors of Chubb Limited and has previously served on the board of directors of electroCore Inc., Oyster Point Pharma, Inc, Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Michael G. Atieh holds a B.A. in accounting from Upsala College.

Paul R. Carter, FCMA. Paul R. Carter has served as a member of Immatics’ supervisory board since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 2014 to 2016, Paul R. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, he served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to serving on Immatics Board, Paul R. Carter serves on the board of directors of Evox Therapeutics Ltd, HUTCHMED (China) Ltd. and VectivBio Holding AG and as Board Observer at Echosens SA. Paul R. Carter has previously served on the board of directors of Alder Biopharmaceuticals Inc and Mallinckrodt PLC. He also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Paul R. Carter holds a B.A. in business studies from the University of West London.

Eliot Forster, Ph.D. Eliot Forster has served as a member of Immatics supervisory board since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Since 2018, Eliot Forster is Chief Executive Officer of F-star Therapeutics Ltd. and is non-executive Chairman of Avacta plc. He has previously served as Chief Executive Officer of Immunocore Ltd, Creabilis SA and Solace Pharmaceuticals Inc. From 2012 to 2020, he has been founding Chairman of MedCity. He is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia He is also Board member of OSCHR (Office for Strategic Coordination of Health Research) and the National Genomics Board. Forster holds a B.Sc. in physiology from the University of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

Friedrich von Bohlen und Halbach, Ph.D. Dr. Friedrich von Bohlen und Halbach has served on the Board of Directors of Immatics from 2006 to 2020 and re-joined as a member of Immatics supervisory board in June 2021 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Friedrich von Bohlen und Halbach is co-founder and CEO of Molecular Health GmbH.

Friedrich von Bohlen und Halbach holds a diploma in biochemistry from the University of Zurich and a PhD in neurobiology from the Swiss Federal Institute of Technology (ETH) in Zurich. In 1997 he founded LION bioscience AG whose CEO he was for seven years. In 2005, Friedrich von Bohlen und Halbach was co-founder and from 2005 until 2022 managing director dievini Hopp BioTech Holding GmbH & Co. KG., the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. He is Chairman of the Board of Apogenix AG and InnoSource Ventures AG, as well as board member of Heidelberg Pharma AG. Friedrich von Bohlen and Halbach has served on the Board of Directors of AC Immune SA, Lausanne and CureVac N.V.

Heather L. Mason. Heather L. Mason has served as a member of our supervisory board since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 1990 to 2017, Heather L. Mason served in various leadership positions at Abbott Laboratories, Inc., including as Executive Vice President, Corporate Officer of Abbott Nutrition and as Senior Vice President, Corporate Officer of Abbott Diabetes Care. In addition to serving on Immatics Board, Heather L. Mason serves on the board of directors of Assertio Therapeutics, Inc., ConvaTec Group plc, Pendulum Therapeutics, Inc. and SCA Pharmaceuticals, LLC. She holds a B.S.E. from the University of Michigan, Ann Arbor and an M.B.A. from the University of Chicago.

Adam Stone. Adam Stone has served as a member of Immatics’ supervisory board since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Since 2012, Adam Stone has served as Chief Investment Officer of Perceptive Advisors, which he joined in 2006, and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Prior to joining Perceptive Advisors, he was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals. In addition to serving on Immatics’ Board, Mr. Stone serves on the board of directors of Solid Biosciences Inc., Renovia Inc., LianBio, Xontogeny LLC, PROMETHERA Biosciences S.A./N.V., ARYA Sciences Acquisition Corp. IV and ARYA Sciences Acquisition Corp. V. Adam Stone holds a B.A. in molecular biology from Princeton University.

Nancy Valente. Nancy Valente joined Immatics board of directors in March 2022. Nancy Valente has more than 20 years of experience in the pharmaceutical and biotech industry. From 2019 to 2021, Nancy Valente served as Senior Vice President and Co-lead for Global Product Development, Oncology, Hematology at Genentech-Roche. In this role, she was responsible for setting the global strategy for the department, clinical development, collaboration activities, and budget management. She played a critical role in the development of new therapies for patients with serious illnesses, including the approvals of GAZYVA®, VENCLEXTA®, POLIVY®, and HEMLIBRA®. From 2003-2019, she held various positions with increasing responsibilities at Genentech and Roche, including Vice President Hematology Franchise and Senior Group Medical Director, Leader for Hematology Development. Prior to Genentech, she served in senior-level positions at Anosys, Inc. and Coulter Pharmaceutical, Inc. Nancy Valente has held an academic position at the University of California, San Francisco (UCSF) specializing in breast cancer. She received her medical degree from the University of Missouri and completed her internal medicine training at Oregon Health & Science University, followed by fellowships in Hematology at Stanford University and Oncology at UCSF. She is currently a board member for Myovant and Xenor.

Mathias Hothum, Ph.D. Pursuant to dievini’s rights under the business combination in 2020, dievini has designated Mathias Hothum, Ph.D. for election as a director at the 2023 annual general meeting of the shareholders in June 2023, as successor to Friedrich von Bohlen und Halbach, Ph.D. Dr. Hothum has been the Managing Director of dievini Hopp Biotech Holding since 2012, which manages the life science activities and investments of Dietmar Hopp and his family. He is also the Managing Director of several investment and consulting companies. Dr. Hothum holds a PhD in Pharmaceutical Economics and Medical Sociology from the University of Magdeburg, Germany.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements and Understandings

Certain members of our Board were designated pursuant to agreements relating to the ARYA Merger. Specifically, each of Michael G. Atieh and Adam Stone is a designee of ARYA Sponsor and the pre-Business Combination independent directors of ARYA and each of Paul R. Carter and Dr. Friedrich von Bohlen und Halbach is a designee of dievini Hopp BioTech holding GmbH & Co. KG. Pursuant to the Investor Rights and Lock-Up Agreement, certain of our shareholder continue to have director nomination rights. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Diversity

Our Board values diversity among its members. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion.

The matrix below sets forth a summary of the diversity of our Board as of March 22, 2023:

Country of Principal Executive Offices: The Netherlands
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: Yes
Total Number of Directors: 9

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose
	2	7	0	0

Part II: Demographic Background
Underrepresented individual in home country jurisdiction
LGBTQ+
Did not disclose

The matrix below sets forth a summary of the diversity of our Board as of February 1, 2022:

Country of Principal Executive Offices: The Netherlands
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: Yes
Total Number of Directors: 8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose
	1	7	0	0

Part II: Demographic Background
Underrepresented individual in home country jurisdiction
LGBTQ+
Did not disclose

B. Compensation

Immatics OpCo became our wholly owned subsidiary upon the closing of the ARYA Merger on July 1, 2020, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Immatics OpCo for the fiscal year ended December 31, 2022. This section also discusses the material elements of the executive compensation policies and decisions of Immatics OpCo and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

The bonus scheme for the executive directors provides that the annual cash bonus payable to executive directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period.

Compensation of Executive Directors and other Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to the executive officers of Immatics with respect to the year ended December 31, 2022 is described in the table below:

(Euros in thousands)(1)	Harpreet Singh, Ph.D.	All other executives
Periodically-paid remuneration	522	2,184
Bonuses	380	1,163
Share-based compensation expenses	6,596	7,729
Total compensation	7,498	11,076

(1)	Amounts paid in U.S. dollars have been converted to Euros using an average exchange rate for 2022 of 1.03867 to one U.S. dollar.

Compensation of Non-Executive Directors

The amount of compensation, including benefits in kind, accrued or paid to the non-executive directors with respect to the year ended December 31, 2022 is described in the table below:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen und Halbach	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Nancy Valente	Eliot Forster	Total
Board compensation	80	40	55	52	40	40	32	40	379
Share-based compensation expenses	178	206	177	177	177	177	64	180	1,336

Total board compensation	258	246	232	229	217	217	96	220	1,715

2020 and 2022 Stock Option and Incentive Plan

Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). At the annual general meeting of the shareholders held on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options.

Authorized Shares. Stock options and awards based on the ordinary shares of the Company may be issued under the 2020 Equity Plan for a maximum of 10,006,230 shares and under the 2022 Equity Plan for a maximum of 4,845,412 shares.

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

Corporate Transaction; Liquidity Event. In the event of a merger, consolidation, substantial asset sale, sale of all of the shares of the Company or similar event affecting the Company in which the owners of the Company’s outstanding voting power prior to such event do not own at least a majority of the voting power of the successor or surviving entity (in each case, a “Transaction”), the parties thereto may cause the assumption or continuation of awards theretofore granted by the successor entity, or the substitution of such awards with new awards of the successor or parent entity, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties may agree. To the extent the parties to the Transaction do not provide for the assumption, continuation or substitution of awards, then upon the effective time of the Transaction, then, except as otherwise provided in the applicable award agreement, (i) all options and stock appreciation rights that are not exercisable will become fully exercisable at the time of the Transaction, (ii) awards with time-based vesting conditions or restrictions will become fully vested at the time of the Transaction, and (iii) all awards with conditions and restrictions relating to the attainment of performance goals may become vested in connection with the Transaction in the Administrator’s discretion or to the extent specified in the applicable award agreement. In the event of such a Transaction, each holder of an outstanding stock option or stock appreciation right may receive a cash payment from the Company equal to the excess of the consideration payable per share in the Transaction over the applicable exercise price per share, multiplied by the number of ordinary shares of the Company covered by the stock option or stock appreciation right (to the extent then exercisable) or be permitted to exercise their stock option or stock appreciation right (to the extent then exercisable) for a period of time prior to the termination of the Plan, as determined by the Administrator. The Company may also make or provide payment, in case or in kind, to the holders of other awards in an amount equal to the consideration payable per share in the Transaction multiplied by the number of vested ordinary shares of Company underlying such awards.

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

Consistent with market practice in the United States, the trading jurisdiction of our ordinary shares, and in order to further support our ability to attract and retain the right highly qualified candidates for our board of directors, we also granted share options to non-executive directors.

Until December 31, 2022, no options granted to directors and executive officers were exercised.

The directors and executive officers of Immatics hold the options (both vested and unvested) as of March 31, 2023, assuming no changes to outstanding options:

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

				1,598,000	10.00	June 30, 2030
			$3.0 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date

	Service options	June 30, 2020	105,000 options vested as of March 31, 2023, and an additional 63,000 will vest quarterly thereafter until the options are fully vested	168,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Matching Stock options	June 30, 2020	264,624 options vested fully as of July 31, 2021	264,624	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	25,783 options vested as of March 31, 2023, and an additional 5,156 will vest quarterly thereafter until the options are fully vested	30,939	1.06	July 1, 2027

	Converted Stock options IV	June 30, 2020	121,143 options vested as of March 31, 2023, and an additional 24,228 will vest quarterly thereafter until the options are fully vested	145,371	1.17	January 1, 2028

	Service options	December 17, 2020	105,000 options vested as of March 31, 2023, and an additional 63,000 will vest quarterly thereafter until the options are fully vested	168,000	9.70	December 17, 2030

	Service options	December 9, 2021	52,500 options vested as of March 31, 2023, and an additional 115,500 will vest quarterly thereafter until the options are fully vested	168,000	11.00	December 09, 2031

	Service options	June 14, 2022	135,000 options will vest quarterly until the options are fully vested	135,000	7.94	June 14, 2032

	Service options	December 13, 2022	388,000 options will vest quarterly until the options are fully vested	388,000	9.75	December 13, 2032

Arnd Christ	Performance-based options	September 14, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date	255,000	10.00	September 14, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Service options	September 14, 2020	27,563 options vested as of March 31, 2023, and an additional 21,437 will vest quarterly thereafter until the options are fully vested	49,000	10.00	September 14, 2030

	Service options	December 17, 2020	27,563 options vested as of March 31, 2023, and an additional 21,437 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	30,625 options vested as of March 31, 2023, and an additional 67,375 will vest quarterly thereafter until the options are fully vested	98,000	11.00	December 9, 2031

	Service options	December 13, 2022	112,500 options will vest quarterly until the options are fully vested	112,500	9.75	December 13, 2032

Cedrik Britten, M.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:	255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Converted Stock options VI	June 30, 2020	78,608 options vested as of March 31, 2023, and an additional 15,721 will vest quarterly thereafter until the options are fully vested	94,329	10.00	June 1, 2030

	Service options	December 17, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Service options	December 9, 2021	30,625 options vested as of March 31, 2023, and an additional 67,375 will vest quarterly thereafter until the options are fully vested	98,000	11.00	December 9, 2031

	Service options	December 13, 2022	112,500 options will vest quarterly until the options are fully vested	112,500	9.75	December 13, 2032

Carsten Reinhardt, M.D., Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall	255,000	10.00	June 30, 2030

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

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Service options	June 30, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	165,748 options vested fully as of July 31, 2021	165,748	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	15,627 options vested as of March 31, 2023, and an additional 3,126 will vest quarterly thereafter until the options are fully vested	18,753	1.06	July 1, 2027

	Service options	December 17, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	30,625 options vested as of March 31, 2023, and an additional 67,375 will vest quarterly thereafter until the options are fully vested	98,000	11.00	December 9, 2031

	Service options	December 13, 2022	90,000 options will vest quarterly until the options are fully vested	90,000	9.75	December 13, 2032

Rainer Kramer, Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date b) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s	255,000	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

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

	Service options	June 30, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	120,676 options vested fully as of July 31, 2021	120,676	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	19,057 options vested as of March 31, 2023, and an additional 3,811 will vest quarterly thereafter until the options are fully vested	22,868	1.06	July 1, 2027

	Service options	December 17, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	30,625 options vested as of March 31, 2023, and an additional 67,375 will vest quarterly thereafter until the options are fully vested	98,000	11.00	December 9, 2031

	Service options	December 13, 2022	112,500 options will vest quarterly until the options are fully vested	112,500	9.75	December 13, 2032

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

Toni Weinschenk, Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows:	255,000	10.00	June 30, 2030

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

	Service options	June 30, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	68,070 options vested fully as of July 31, 2021	68,070	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Converted Stock options III	June 30, 2020	6,542 options vested as of March 31, 2023, and an additional 1,308 will vest quarterly thereafter until the options are fully vested	7,850	1.06	July 1, 2027

	Service options	December 17, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	30,625 options vested as of March 31, 2023, and an additional 67,375 will vest quarterly thereafter until the options are fully vested	98,000	11.00	December 9, 2031

	Service options	December 13, 2022	112,500 options will vest quarterly until the options are fully vested	112,500	9.75	December 13, 2032

Steffen Walter, Ph.D.	Performance-based options	June 30, 2020	255,000 options will vest quarterly until the options are fully vested if the performance condition shall be deemed satisfied in three equal tranches as follows: a) One third (1/3) of the Option Shares shall satisfy the Performance Condition upon the Company’s achievement of market capitalization equal to $1.5 billion prior to the Expiration Date, subject to the Optionee’s continuous Service Relationship through such date	255,000	10.00	June 30, 2030

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

	Service options	June 30, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	76,604 options vested fully as of July 31, 2021	76,604	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	7,463 options vested as of March 31, 2023, and an additional 1,492 will vest quarterly thereafter until the options are fully vested	8,955	1.06	July 1, 2027

	Service options	December 17, 2020	30,625 options vested as of March 31, 2023, and an additional 18,375 will vest quarterly thereafter until the options are fully vested	49,000	9.70	December 17, 2030

	Service options	December 9, 2021	30,625 options vested as of March 31, 2023, and an additional 67,375 will vest quarterly thereafter until the options are fully vested	98,000	11.00	December 9, 2031

	Service options	December 13, 2022	112,500 options will vest quarterly until the options are fully vested	112,500	9.75	December 13, 2032

Peter Chambré	Service options	June 30, 2020	15,625 options vested as of March 31, 2023, and an additional 9,375 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Matching Stock options	June 30, 2020	211,974 options vested fully as of July 31, 2021	211,974	10.00	June 30, 2030

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Adam Stone	Service options	June 30, 2020	15,625 options vested as of March 31, 2023, and an additional 9,375 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Friedrich von Bohlen und Halbach	Service options	June 17, 2021	10,938 options vested as of March 31, 2023, and an additional 14,062 will vest quarterly thereafter until the options are fully vested	25,000	12.05	June 17, 2031

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Heather L. Mason	Service options	June 30, 2020	15,625 options vested as of March 31, 2023, and an additional 9,375 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Beneficiary	Type of options	Grant date	Vesting date(1)	Number of options outstanding	Strike price in USD	Expiration date

Michael G. Atieh	Service options	June 30, 2020	15,625 options vested as of March 31, 2023, and an additional 9,375 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Paul Carter	Service options	June 30, 2020	15,625 options vested as of March 31, 2023, and an additional 9,375 will vest quarterly thereafter until the options are fully vested	25,000	10.00	June 30, 2030

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Eliot Forster	Service options	September 14, 2020	15,625 options vested as of March 31, 2023, and an additional 9,375 will vest quarterly thereafter until the options are fully vested	25,000	9.16	September 13, 2020

	Service options	December 9, 2021	4,688 options vested as of March 31, 2023, and an additional 10,312 will vest quarterly thereafter until the options are fully vested	15,000	11.00	December 9, 2031

	Service options	June 14, 2022	25,000 options will vest in full as of June 14, 2023	25,000	7.94	June 14, 2032

Nancy Valente	Service options	March 22, 2022	7,500 options vested as of March 31, 2023, and an additional 22,500 will vest quarterly thereafter until the options are fully vested	30,000	7.40	March 22, 2032

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

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

Audit Committee members include Michael G. Atieh (chair), Paul R. Carter, Nancy Valente and Heather L. Mason. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Board has adopted Audit Committee rules, which detail the principal functions of the Audit Committee, including:

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

Nominating and Corporate Governance Committee

Nominating and Corporate Governance Committee members include Peter Chambré (chair), Eliot Forster, Friedrich von Bohlen und Halbach and Adam Stone. The Board has adopted Nominating and Corporate Governance Committee rules, which detail the principal functions of the Nominating and Corporate Governance Committee, including:

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

D. Employees

As of December 31, 2022, Immatics OpCo has a headcount of 293 employees and 210 full-time employees of whom 133 hold a doctorate degree. Of these full-time employees, 122 are employed in positions relating to research and development positions, 34 are employed in Clinical including Regulatory Affairs, and 48 are employed in Administrative Functions including Business Development and 6 in senior management positions.

As of December 31, 2022, Immatics US employed 148 full-time employees and 1 part-time employee, of which 27 hold doctorate degrees, 3 have the credentials of JD, and 1 has the credentials of M.D. Of these employees, 101 are employed in positions relating to research and development, 20 are employed in positions relating to Clinical, 27 are employed in administrative functions, and 1 was employed in senior management positions.

We have never had a work stoppage, are not covered under any collective bargaining agreements nor are any of our employees represented by a labor union or works council. We believe we have good employee relations.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of January 31, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from January 31, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding ordinary shares beneficially owned is computed based on 76,670,942 ordinary shares outstanding as of January 31, 2023. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, the business address for each beneficial owner is Immatics N.V., Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Harpreet Singh, Ph.D.	941,291	1.2%
Arnd Christ	85,751	*
Cedrik Britten, M.D.	140,108	*
Carsten Reinhardt, M.D., Ph.D.	381,031	*
Toni Weinschenk, Ph.D.	238,085	*
Rainer Kramer, Ph.D.	291,946	*
Steffen Walter, Ph.D.	204,244	*
Peter Chambré	338,274	*
Michael G. Atieh	20,313	*
Paul R. Carter	20,313	*
Eliot Forster, Ph.D.	20,313	*
Friedrich von Bohlen und Halbach, Ph.D..	15,626	*
Heather L. Mason	20,313	*
Adam Stone(1)	20,313	*
Nancy Valente	7,500	*
All directors and executive officers and persons nominated to serve in such positions as a group (15 persons)	2,745,421	3.6%
5% or Greater Shareholders
dievini Hopp BioTech holding GmbH & Co. KG(2)	17,202,356	22.4%
Baker Bros. Advisors LP(3)	5,187,081	6.8%
Wellington Management Group LLP(4)	5,957,794	7.8%

*	Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.
(1)	Does not include any ordinary shares indirectly owned by Adam Stone as a result of his membership interest in ARYA Sciences Holdings.
(2)

This information is based on a Schedule 13G filed with the SEC on February 10, 2023 by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr.Hettich”) and Dr. Mathias Hothum (“Dr. Hothum”), which reported shared voting and dispositive power over 17,202,356 ordinary shares. Dievini is the record holder of 14,901,384 shares, DH-LT Investments is the record holder of 726,282 shares, MH-LT-Investments GmbH is the record holder of 329,521 shares, Bohlini invest GmbH is the record holder of 627,524 shares and 4H invest GmbH is the record holder of 617,645 shares, for which dievini has shared voting and dispositive power. DH-Capital and OH Beteiligungen, are collectively the holders of 100% of the limited partner interest in dievini. DH-Capital and OH Beteiligungen each hold a 50% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini. The sole general partner of dievini with the authorization to represent are dievini Verwaltungs GmbH and Dr. Hothum; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein. The principal business address of dievini, Dietmar Hopp and Dr. Hothum is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190

Walldorf, Germany. The principal business address of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The principal business address of Oliver Hopp and Daniel Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany. The principal business address of MH-LT-Investments GmbH is Bürgermeister-Willinger-Str. 3, 69190 Walldorf, Germany, the principal business address of Bohlini invest GmbH is Neuenheimer Landstr. 4, 69120 Heidelberg, Germany and the principal business address of 4H invest GmbH is Silcherstr. 6, Silcherstr. 6, Germany.
(3)

This information is based on a Schedule 13G filed with the SEC on February 14, 2023 by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker, which reported sole voting and dispositive power over 5,187,081 ordinary shares, which is the aggregate number of ordinary shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. (collectively, the “Funds”). The Funds’ respective general partners relinquished to Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ordinary shares held by the Funds. The principal business address of each of the foregoing persons and entities is 860 Washington Street, 3rd Floor New York, NY 10014.

(4)

This information is based on a Schedule 13G filed with the SEC on February 7, 2023 by Wellington Management Group LLP (“Wellington”), Wellington Investment Advisors Holdings LLP, Wellington Management Company LLP and Wellington Group Holdings LLP, which reported shared voting and dispositive power over 5,957,794 ordinary shares. The principal business address is 280 Congress Street, Boston, MA 02210.

Holders

As of February 1, 2023, we had approximately 57 shareholders of record of our ordinary shares. We estimate that as of February 1, 2023, approximately 98.8% of our outstanding ordinary shares are held by 47 U.S. record holders. One of the U.S. shareholders of record is Cede & Co., a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede & Co. therefore is the shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our ordinary shares.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Board Nomination and Registration Rights

In connection with the ARYA Merger, we granted certain registration rights to certain securityholders under the Investor Rights Agreement entered into as of the closing of the ARYA Merger.

Pursuant to the Investor Rights Agreements, until the fifth anniversary of the closing of the ARYA Merger, at each annual or special meeting of shareholders, (i) Perceptive Life Sciences Master Fund, Ltd, Dr. David Hung, Dr. Todd Wider and Kevin Conroy (collectively, the “ARYA Investors”) have the right, but not the obligation, to designate for election as a director two individuals to serve on our Board (one Class I director and one Class III director), and (ii) dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) has the right, but not the obligation, to designate for election as a director two individuals to serve on our Board (one Class I director and one Class III director), provided that the ARYA Investors’ nomination rights will terminate if at any time ARYA Investors collectively own less than 5% of our then-outstanding ordinary shares and that dievini’s nomination rights will terminate if at any time dievini own less than 5% of our then-outstanding ordinary shares. Once nominated by these shareholders, our Board, is obligated to recommend such individuals for election and to include such recommendation in any proxy statement or similar document provided to our shareholders.

Pursuant to the Investor Rights Agreement, we agreed to file, subject to customary exceptions, a Registration Statement covering all ordinary shares issued in connection with the ARYA Merger, including the private placement of ordinary shares. The Investor Rights Agreement also provides the parties with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions.

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

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. For example, in September 2020, we filed an opposition and in October 2020 we commenced a cancellation proceeding against Immunocore Limited which challenges its IMMTAX trademark in various jurisdictions. In November 2020, Immunocore Limited filed counterclaims against our registered trademark IMMATICS and IMTX. Immatics received a negative opinion before the United Kingdom Intellectual Property Office in June 2022 and we have subsequently filed an appeal to the United Kingdom High Court of Justice. In addition, TaurX has filed a trademark opposition against our registered Trademark IMTX in the EU. Discovery and preliminary procedural matters remain ongoing in both matters. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

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

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant.

Under our articles of association, profits will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of our general meeting. Dividends and other distributions shall be made payable four weeks after they have been declared unless our general meeting determines another date at the proposal of our Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

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

B. Memorandum and Articles of Association

See Exhibit 2.3 to this Annual Report for a description of our ordinary shares and articles of association.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between Germany and the United States (the “Treaty”), all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

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

Recently released Treasury Regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any German taxes imposed on dividends on, or dispositions of, shares or warrants. The discussions below regarding the creditability of any German taxes do not address the foreign tax credit consequences to holders of shares or warrants that do not qualify for the benefits of the Treaty.

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

Subject to applicable limitations, German income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s federal income tax liability. German taxes withheld in excess of the rate applicable under such treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We do not believe that we should be treated as a PFIC for the years ended December 31, 2022 and 2021. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

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

It is uncertain whether we or any of our subsidiaries, including Immatics OpCo, will be treated as a PFIC for U.S. federal income tax purposes for 2022 or for the current or any subsequent taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the Income Test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by our market capitalization value (which depends on the market price of our ordinary shares and may be volatile) and by the spending of the cash we raise in any offering, including this offering. Because PFIC status is based on our income, assets, and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the relevant taxable year.

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

Material Dutch Tax Considerations

Scope of Discussion

The section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel.

For the purposes of this discussion, it is assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See “Item 3: Key information—D. Risk factors—“We may become taxable in a jurisdiction other than Germany, and this may cause us to be subject to increased and/or different taxes than we expect.”

Except as otherwise indicated, this section is based on and only addresses the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect such change.

This section is intended as general information only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of the common shares. Holders or prospective holders of common shares should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of common shares in light of their particular circumstances.

Please note that this section does not describe the Dutch tax consequences for:

(i)

a holder of common shares if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in us, if such holder alone or, in the case of an individual, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of our total issued and outstanding capital or of 5% or more of the issued and outstanding capital of a certain class of shares; or (ii) rights (including warrants) to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights that relate to 5% or more of our annual profits or to 5% or more of our liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in us has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

a holder of common shares if the common shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in our nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) we are a related entity (statutorily defined term);

(iii)

holder of common shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

(iv)

pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, ,entities that have a function comparable to an investment institution or a tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

(v)

a holder of common shares if such holder is an individual for whom the common shares or any benefit derived from the common shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).

Dividend withholding tax

Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of common shares.

The expression “dividends distributed” includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds from the redemption of common shares, or proceeds from the repurchase of common shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for Dutch dividend withholding tax purposes;

•

an amount equal to the par value of the common shares issued or an increase of the par value of the common shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of the paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent that we have “net profits” (zuivere winst), unless (i) the general meeting of shareholders has resolved in advance to make such repayment and (ii) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment to the articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of common shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the common shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of common shares that is resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic law, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Dividend stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

(i)

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

(ii)	has a permanent establishment located in a Listed Jurisdiction to which the common shares are attributable; or

(iii)

holds the common shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

(iv)

is not considered to be the beneficial owner of the common shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the common shares (a hybrid mismatch); or

(v)	is not resident in any jurisdiction (also a hybrid mismatch); or

(vi)

is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2023: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2023: 25.8%).

Dual Tax Residency

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As set out in the introduction we are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined on our place of effective management. As long as our place of effective management is in Germany, and the Tie-Breaker Provision is not changed (for instance, by change in the reservations and choices made by Germany with respect to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting), we should exclusively be a tax resident of Germany for purposes of the double tax treaty between Germany and the Netherlands. As a consequence, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the common shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder. See “Item 3: Key information—D. Risk factors—If we ever pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Taxes on income and capital gains

Dutch Resident Entities

Generally, if the holder of common shares is a Dutch Resident Entity, any income derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any income derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2023), if:

(i)

the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of common shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the common shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). The common shares are included as investment assets. The taxable benefit for the year (voordeel uit sparen en beleggen) is taxed at a flat rate of 32% (rate for 2023). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.

The taxable benefit for the year is calculated as follows:

(i)

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the common shares, and (c) liabilities.

(ii)	The return (rendement) in respect of these assets and liabilities is calculated as follows (the return is at a minimum nihil):

a.	a deemed return on the fair market value of the actual amount of bank savings and cash on January 1 of the relevant calendar year; plus

b.	a deemed return on the fair market value of the actual amount of other investments, including the common shares, on January 1 of the relevant calendar year; minus

c.	a deemed return on the sum of the fair market value of the actual amount of liabilities on January 1 of the relevant calendar year less the statutory threshold for liabilities (drempel).

(iii)	The return percentage (%) (rendementspercentage) is calculated as follows:

a.	by dividing the return calculated under (ii) above by the net investment assets for the year of the Dutch Resident Individual; multiplied by

b.	100.

(iv)	The taxable base (grondslag sparen en beleggen) is calculated as follows:

a.	the net investment assets for the year of the Dutch Resident Individual; minus

b.	the applicable statutory threshold.

(v)	The taxable benefit for the year is equal to the taxable base calculated under (iv) above multiplied by the return percentage calculated under (iii) above.

For the calendar year 2023, the deemed returns for the investment categories mentioned under (ii) (a) and (c) above have been temporarily set at 0.36% and 2.57%, respectively. The definitive percentages for these investment categories for the year 2023 will be published in the first months of 2024 and will have retroactive effect to January 1, 2023. The deemed return applicable to the other investments (mentioned under (ii)(b) above), including the common shares is set at 6.17% for the calendar year 2023. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from the common shares or in respect of capital gains realized on the disposal or deemed disposal of the common shares provided that:

(i)

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management and does not otherwise derive benefits from the common shares that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of such common shares who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of such common shares who is neither resident nor deemed to be resident of the Netherlands, unless:

(i)

in the case of a gift of common shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

(ii)

in the case of a gift of common shares is made under a condition precedent, the holder of such common shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

(iii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value added tax (VAT)

No Dutch VAT will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.

Stamp Duties

No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.

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

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the European Union, withholding tax is effectively reduced to zero. This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in Immatics is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of Immatics of at least 10% for an uninterrupted period of at least one year.

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

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Immatics’ ordinary shares as private assets, dividends are subject to a flat rate tax which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

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

For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership, please refer to the section “Partnerships” below.

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

Sole Proprietors

For sole proprietors (individuals) resident in Germany holding ordinary shares as business assets, dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently 4.0 times the trade tax measurement amount (Gewerbesteuer-Messbetrag).

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

In case the partnership is a (operative or deemed) commercial partnership with its place of management in Germany, the dividend income is subject to German trade tax at the level of the partnership, unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding ordinary shares as private assets, capital gains realized on the disposal of ordinary shares are subject to final withholding tax (Abgeltungsteuer). Accordingly, capital gains will be taxed at a flat tax rate of 25%, plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax, in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal

Central Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the ordinary shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

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

The final withholding tax (Abgeltungsteuer) will not apply if the seller of the ordinary shares or in case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s registered share capital at any time during the five years prior to the disposal. In that case, capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his/her personal income tax rate, plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the ordinary shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the company’s ordinary shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, except for the cases referred to in (i) above, most double tax treaties concluded by Germany provide for a full exemption from German taxation except that the company is considered a real estate holding entity for treaty purposes. Further, in case of non-German corporation, the participation exemption applies in full resulting in a tax exemption of 100% (i.e., no deemed non-tax-deductible business expenses).

Inheritance and Gift Tax

The transfer of Immatics’ ordinary shares to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i) the decedent, the donor, the heir, the donee or any other beneficiary has his /her /its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or

(ii) (irrespective of the personal circumstances) the ordinary shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii) (irrespective of the personal circumstances) at least 10% of the ordinary shares are held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 1 paragraph 2 Foreign Tax Act.

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

A joint statement issued by ten of the eleven participating EU Member States in October 2016 reaffirmed the intention to introduce a FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating EU Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. With the EU Council’s conclusion of COVID-19 financial support the agreement on a FTT becomes more realistic as one of the measures to fund the EU’s response to the COVID-19 pandemic. Additional EU Member States may decide to participate. If an EU-wide FTT (see above) fails, representatives of the IfW (Institute for the World Economy) intend to advocate the introduction of a comprehensive version of the tax in Germany after the COVID-19 pandemic. Prospective holders of the ordinary shares are advised to seek their own professional advice in relation to FTT.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits, accounts receivables and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits, bonds and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables, short-term deposits and bonds. Our cash and cash equivalents, bonds and short-term deposits are denominated in Euros and US Dollars and maintained with three high-quality financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. dollars. We aim to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €148.5 million as of December 31, 2022. Approximately 87% of our cash and cash equivalents were held in Germany, of which approximately 49% were denominated in Euros and 51% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have bonds and short-term deposits classified as Other financial assets denominated in Euros in the amount of €123.3 million and U.S. Dollars in the amount of €87.0 million as of December 31, 2022.

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

On October 12, 2022, we issued and sold 10,905,000 ordinary shares at an offering price of $10.09 per share. The offering was made pursuant to our Registration Statement on Form F-3 (No. 333-258351). The managing underwriters of the offering were Jefferies LLC and SVB Securities LLC. The net proceeds from this offering to us, after deducting underwriting discount and total offering expenses, were €106.2 million. We intend to use the net proceeds for general corporate purposes and there has been no material change in the use of proceeds as descried in the prospectus related to the offering.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the year covered by this Annual Report on Form 20-F and have concluded that our disclosure controls and procedures were effective as of December 31, 2022. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time frame specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management concluded that we did maintain effective internal control over financial reporting as of December 31, 2022, based on criteria described in Internal Control—Integrated Framework (2013) issued by the COSO.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm as we are an emerging growth company under the JOBS Act.

D. Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

Audit Committee members include Michael G. Atieh (chair), Paul R. Carter, Nancy Valente and Heather L. Mason. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2022	2021
	(euro in thousands)
Audit Fees	1,277	1,298
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,277	1,298

For the years ended December 31, 2022 and 2021, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was the Company’s auditor.

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

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.1	Warrant Agreement between Continental Stock Transfer & Trust Company and ARYA Sciences Acquisition Corp.	8-K	001-38688	4.1	December 16, 2018

2.2	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp.	F-4	333-237702	4.1	June 5, 2020

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	20-F	001-39363	2.3	March 23, 2022

4.1	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

4.2#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.3†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.4†	License Royalty Adjustment Agreement, dated as of January 5, 2016, by and between Immatics US, Inc. and The Board of Regents of The University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.6	April 16, 2020

4.5†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

4.6†	Restricted Stock Acquisition Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.8	April 16, 2020

4.7†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.8†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.9†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.10†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.11†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.13	April 16, 2020

4.12†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.14	April 16, 2020

4.13†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

4.14†	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	20-F	001-39363	4.14	March 30, 2021

4.15#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

4.16†	License, Development and Commercialization Agreement, dated as of December 10, 2021, by and between Immatics Biotechnologies GmbH and Bristol-Myers Squibb Company	20-F	001-39363	4.16	March 23, 2022

4.17†*	Collaboration Agreement, dated as of June 1, 2022, by and between Immatics US, Inc. and Celgene Switzerland LLC

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

8.1	Subsidiaries	20-F	001-39363	8.1	March 30, 2021

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

Report of Independent Registered Public Accounting Firm
To the
Shareholders and Board of Directors of IMMATICS N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of IMMATICS N.V. and its subsidiaries
(the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit/(loss), comprehensive income/(loss), changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Stuttgart, Germany
March 22, 2023
PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Stefanie Fink	/s/ ppa. Jens Rosenberger
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)
We have served as the Company’s auditor since 2019.

Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Notes	Year ended December 31,
		2022	2021	2020
		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	13	172,831	34,763	31,253
Research and development expenses		(106,779)	(87,574)	(67,085)
General and administrative expenses		(36,124)	(33,808)	(34,186)
Other income		26	325	303

Operating result		29,954	(86,294)	(69,715)
Change in fair value of liabilities for warrants	15	10,945	(10,990)	17,775
Share listing expense	15	—	—	(152,787)
Other financial income	16	9,416	5,675	2,949
Other financial expenses	16	(8,279)	(1,726)	(10,063)

Financial result		12,082	(7,041)	(142,126)

Profit/(loss) before taxes		42,036	(93,335)	(211,841)
Taxes on income	21	(4,522)	—	—

Net profit/(loss)		37,514	(93,335)	(211,841)
Attributable to:
Equity holders of the parent		37,514	(93,335)	(211,284)
Non-controlling interest	19	—	—	(557)

Net profit/(loss) per share:
Basic		0.56	(1.48)	(4.40)
Diluted		0.55	(1.48)	(4.40)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Notes	Year ended December 31,
		2022	2021	2020
		(Euros in thousands)
Net profit/(loss)		37,514	(93,335)	(211,841)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	18	2,464	3,514	(6,689)

Total comprehensive income/(loss) for the year		39,978	(89,821)	(218,530)
Attributable to:
Equity holders of the parent		39,978	(89,821)	(217,973)
Non-controlling interest	19	—	—	(557)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position of Immatics N.V.

	Notes	As of
		December 31, 2022	December 31, 2021
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	23	148,519	132,994
Other financial assets	23	213,686	12,123
Accounts receivables	7	1,111	682
Other current assets	8	13,838	6,408

Total current assets		377,154	152,207
Non-current assets
Property, plant and equipment	9	13,456	10,506
Intangible assets	10	1,632	1,315
Right-of-use assets	11	13,033	9,982
Other non-current assets	8	2,545	636

Total non-current assets		30,666	22,439

Total assets		407,820	174,646

Liabilities and shareholders’ equity
Current liabilities
Accounts payables	12	13,056	11,624
Deferred revenue	13	64,957	50,402
Liabilities for warrants	15	16,914	27,859
Lease liabilities	11	2,159	2,711
Other current liabilities	14	9,366	2,552

Total current liabilities		106,452	95,148
Non-current liabilities
Deferred revenue	13	75,759	48,225
Lease liabilities	11	12,403	7,142
Other non-current liabilities		42	68

Total non-current liabilities		88,204	55,435
Shareholders’ equity
Share capital	18	767	629
Share premium	18	714,177	565,192
Accumulated deficit	18	(500,299)	(537,813)
Other reserves	18	(1,481)	(3,945)

Total shareholders’ equity		213,164	24,063

Total liabilities and shareholders’ equity		407,820	174,646

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	37,514	(93,335)	(211,841)
Taxes on income	4,522	—	—
Profit/(loss) before tax	42,036	(93,335)	(211,841)
Adjustments for:
Interest income	(2,476)	(133)	(850)
Depreciation and amortization	6,967	5,260	4,424
Interest expenses	1,038	566	289
Share listing expense	—	—	152,787
Equity settled share-based payment	22,570	26,403	22,908
MD Anderson compensation expense	—	—	45
(Decrease) Increase in other liabilities resulting from share appreciation rights	—	—	(2,036)
Payment related to share-based compensation awards previously classified as equity-settled	—	—	(4,322)
Net foreign exchange differences and expected credit losses	2,953	(2,408)	437
Change in fair value of liabilities for warrants	(10,945)	10,990	(17,775)
Changes in:
(Increase)/decrease in accounts receivables	(429)	569	(294)
(Increase) in other assets	(7,872)	(483)	(1,600)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	45,559	(31,784)	(23,387)
Interest received	1,649	175	808
Interest paid	(695)	(566)	(289)
Income tax paid	(224)	—	—

Net cash provided by/(used in) operating activities	100,131	(84,746)	(80,696)

Cash flows from investing activities
Payments for property, plant and equipment	(5,738)	(5,106)	(7,420)
Payments for investments classified in Other financial assets	(216,323)	(11,298)	(58,087)
Proceeds from maturity of investments classified in Other financial assets	12,695	24,448	49,662
Payments for intangible assets	(477)	(551)	(104)
Proceeds from disposal of property, plant and equipment	52	—	—

Net cash (used in)/provided by investing activities	(209,791)	7,493	(15,949)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	134,484	94	217,918
Transaction costs deducted from equity	(7,931)	—	(7,939)
Repayment of lease liabilities	(2,843)	(2,707)	(2,096)

Net cash provided by/(used in) financing activities	123,710	(2,613)	207,883

Net increase/(decrease) in cash and cash equivalents	14,050	(79,866)	111,238

Cash and cash equivalents at beginning of the year	132,994	207,530	103,353

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	1,475	5,330	(7,061)

Cash and cash equivalents at end of the year	148,519	132,994	207,530

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non- controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(6,689)	(6,689)	—	(6,689)
Net loss		—	—	(211,284)	—	(211,284)	(557)	(211,841)
Comprehensive loss for the year		—	—	(211,284)	(6,689)	(217,973)	(557)	(218,530)
Reorganization	3,18	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	3,19	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	3,18	104	89,973	—	—	90,077	—	90,077
ARYA Merger, net of transaction costs	3,18	180	237,864	—	—	238,044	—	238,044
SAR conversion	17	7	(7)	—	—	—	—	—

Total issuance of share capital		298	328,331	—	—	328,629	(508)	328,121
Equity-settled share-based compensation	17	—	22,908	—	—	22,908	—	22,908
Payments related to share-based compensation awards previously classified as equity-settled	17	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	19	—	—	—	—	—	45	45

Balance as of December 31, 2020		629	538,695	(444,478)	(7,459)	87,387	—	87,387

Balance as of January 1, 2021		629	538,695	(444,478)	(7,459)	87,387	—	87,387
Other comprehensive income		—	—	—	3,514	3,514	—	3,514
Net loss		—	—	(93,335)	—	(93,335)	—	(93,335)
Comprehensive loss for the year		—	—	(93,335)	3,514	(89,821)	—	(89,821)
Equity-settled share-based compensation	17	—	26,403	—	—	26,403	—	26,403
Share options exercised		—	94	—	—	94	—	94

Balance as of December 31, 2021		629	565,192	(537,813)	(3,945)	24,063	—	24,063

Balance as of January 1, 2022		629	565,192	(537,813)	(3,945)	24,063	—	24,063
Other comprehensive income		—	—	—	2,464	2,464	—	2,464
Net profit		—	—	37,514	—	37,514	—	37,514
Comprehensive income for the year		—	—	37,514	2,464	39,978	—	39,978
Equity-settled share-based compensation	17	—	22,570	—	—	22,570	—	22,570
Share options exercised		—	311	—	—	311	—	311
Issue of share capital – net of transaction costs	18	138	126,104	—	—	126,242	—	126,242

Balance as of December 31, 2022		767	714,177	(500,299)	(1,481)	213,164	—	213,164

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements of Immatics N.V.

1.	Group information
Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer patients. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the ARYA Merger (see Note 3) on July 1, 2020.
Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Immatics N.V. is the ultimate parent company of the Group.
These annual consolidated financial statements of the Group for the year ended December 31, 2022 were authorized for issue by the Board of Directors of Immatics N.V. on March 22, 2023.

2.	Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”). The consolidated financial statements are presented in Euro. Amounts are stated in thousands of Euros, unless otherwise indicated. For technical reasons, the information provided in these financial statements may contain rounding differences of +/- one unit.
The subsidiaries Immatics Biotechnologies GmbH and Immatics US Inc., are fully consolidated from the date upon which control was transferred to Immatics N.V. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group are eliminated in full upon consolidation.
The consolidated statement of profit or loss is prepared based on the function of expense method. The financial statements were prepared in accordance with the historical cost principle and on a going concern basis. This excludes financial liabilities for warrants, which are measured at fair value. The presentation in the consolidated statement of financial position distinguishes between current and non-current
assets and liabilities. Assets are classified as current if it is expected to realise to sell or consume the asset in its normal operating cycle. Liabilities are classified as current if it is due within one year.
The reporting period for Immatics N.V. and its subsidiaries corresponds with the calendar year. The reporting period 2022 began on January 1, 2022 and ended on December 31, 2022.
On July 1, 2020 and as part of the ARYA Merger, the
non-controlling
interest of MD Anderson in Immatics US, Inc. was exchanged for ordinary shares in Immatics N.V. See Note 3 for further details. The consolidated financial statements comprise the financial statements of Immatics N.V. and its wholly-owned subsidiaries Immatics Biotechnologies GmbH and Immatics US Inc.

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
The Group plans to seek funds through further private or public equity financings, debt financings, collaboration agreements and marketing, distribution or licensing arrangements. The Group may not be able to obtain financing or enter into collaboration or other arrangements on acceptable terms. If the Group is unable to obtain funding, it could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. However, Immatics’ cash and cash equivalents, bonds as well as short-term deposits will be sufficient to fund operating expenses and capital expenditure requirements for at least twelve months from the issuance date of the financial statements.
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

2.2	COVID-19
In December 2019, a novel strain of coronavirus
(“COVID-19”)
emerged. In response, many countries and businesses instituted travel restrictions, quarantines, and office closures. With
COVID-19
vaccines becoming more broadly available, most of our employees have returned to onsite work. However, there can be no assurance that future developments regarding the spread of
COVID-19
will not result in a negative impact of the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients and the availability of principal investigators and healthcare employees. We will continue to closely monitor the effects of the pandemic.
2.3 Russian-Ukraine Conflict and macroeconomic environment
The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain fiscal policy changes in Germany, such as new tax legislation, economic sanctions and comparable measures.

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

As part of the Reorganization, the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center (“MD Anderson”) exchanged its interest in Immatics US, Inc. for ordinary shares in the share capital of Immatics N.V. (“MD Anderson Share Exchange”). This resulted in a decrease to non-controlling
interest of €0.5 million, with corresponding increases to share capital and share premium. (See Note 19).

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
In accordance with IFRS 2, the difference between the fair value of the net assets contributed by ARYA and the fair value of equity instruments provided to former ARYA shareholders is treated as an expense, resulting in a €152.8 million share listing expense classified within the financial result (See Note 15) and an increase in equity. The 7,187,500 Immatics Warrants give the holder the right, but not the obligation, to subscribe to Immatics’ shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Those instruments were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32. Due to an option of cashless exercise of the Immatics Warrants, which gives Immatics a choice over how the warrant is settled with a settlement alternative, that results in Immatics delivering a variable number of shares. Therefore, the Immatics Warrants are accounted for as financial liability through profit and loss.

•
Immatics N.V. raised an additional net €90.1 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics, ARYA and other new investors (“ Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €0.1 million and €90.0 million to share capital and share premium, respectively.

Both the ARYA Merger and PIPE Financing closed as of July 1, 2020. Upon consummation of the transactions, Immatics N.V. became a publicly traded corporation at the Nasdaq Capital Market under the ticker IMTX. The Immatics Warrants are traded under the ticker IMTXW. Immatics incurred incremental transaction costs directly attributable to the issuance of new shares to ARYA shareholders and the PIPE Financing of €7.9 million, which it netted against the equity proceeds as a reduction in share premium. Immatics also amended existing share-based compensation agreements held by employees of Immatics GmbH prior to the ARYA Merger (See Note 17), in addition to making additional cash and share-based payments to key management personnel (See Note 25).

4.	Application of new and revised international financial reporting standards

4.1	Application of new standards
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards and interpretations effective as of January 1, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

New standards and interpretations applied for the first time:

Standard/interpretation	Effective date
Amendment IAS 16 – Property, Plant and Equipment (Proceeds before Intended Use)	January 1, 2022
Amendment IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (onerous Contracts–Cost of Fulfilling a Contract)	January 1, 2022
Amendments to IFRS 3 – Business Combinations (Reference to the Conceptual Framework)	January 1, 2022
Amendments to IFRS 1 – First-time Adoption of International Financial Reporting Standards	January 1, 2022

Amendments to IFRS 9 – Financial Instruments	January 1, 2022
Amendments to Illustrative Examples accompanying IFRS 16	January 1, 2022
Amendments to IAS 41 – Agriculture	January 1, 2022
Those amendments on standards and interpretations had no effect on the consolidated financial statements of the Group.

4.2	Assessment of potential impact of future standards, amendments to existing standards and interpretations
The following standards and interpretations have been issued by the IASB, but were not yet mandatory for the year ended December 31, 2022:

Standard/interpretation	Effective date	Potentially material effect expected on Immatics financial statements
IFRS 17 – Insurance Contracts	January 1, 2023	No
Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements	January 1, 2023	No
Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)	January 1, 2023	No
Amendments to IAS 12 – Income Taxes	January 1, 2023	No
Amendment to IFRS 16 – Leases on sale and leaseback	January 1, 2024	No
Amendment to IAS 1 – Presentation of Financial Statements (Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants)	January 1, 2024	No

4.3	Revision of previously issued financial statements
During the preparation of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, the Group identified an error in the presentation of ‘Net foreign exchange differences’ and ‘Effects of exchange rate changes on cash and cash equivalents’ in the statement of cash flows. The error resulted in a presentation of effects from exchange rate changes on non-functional
currency denominated cash and cash equivalents in Immatics N.V. and Immatics Biotechnologies GmbH as operating cash flow instead of presentation as non-cash
items in ‘Effects of exchange rate changes on cash and cash equivalents’.

This error had no impact on the Company’s consolidated statements of financial position, of profit/(loss), of comprehensive income/(loss) and of consolidated statements of changes in equity. The Company assessed the materiality of these errors on the previously issued consolidated financial statements and concluded that the errors were not material to any year presented. The impact of the revision of the previously issued financial statements is as follows:

	Year ended December 31, 2020
	As reported	Adjustment	As revised
Net foreign exchange differences	(4,477)	4,914	437
Net cash provided by/(used in) operating activities	(85,611)	4,914	(80,697)
Net cash (used in)/provided by investing activities	(15,949)	—	(15,949)
Net cash (used in)/provided by financing activities	207,883	—	207,883
Net increase/(decrease) in cash and cash equivalents	106,324	4,914	111,238
Cash and cash equivalents at beginning of the year	103,353	—	103,353
Effects of exchange rate changes on cash and cash equivalents	(2,147)	(4,914)	(7,061)
Cash and cash equivalents at end of the year	207,530	—	207,530

	Year ended December 31, 2021
	As reported	Adjustment	As revised
Net foreign exchange differences	554	(2,962)	(2,408)
Net cash provided by/(used in) operating activities	(81,785)	(2,962)	(84,747)
Net cash (used in)/provided by investing activities	7,493	—	7,493
Net cash (used in)/provided by financing activities	(2,613)	—	(2,613)
Net increase/(decrease) in cash and cash equivalents	(76,904)	(2,962)	(79,866)
Cash and cash equivalents at beginning of the year	207,530	—	207,530
Effects of exchange rate changes on cash and cash equivalents	2,368	2,962	5,330
Cash and cash equivalents at end of the year	132,994	—	132,994
We also reclassed €51 thousand from Provisions to Other current liabilities as of December 31, 2021.

5.	Summary of accounting policies applied by the Group for the annual reporting period ending December 31, 2022
The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

5.1	Segment information
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
Cash and cash equivalents in the Consolidated Statement of Financial Position is comprised of cash held at banks (including money market funds), short-term deposits and bonds with an original maturity of three months or less.

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
Short-term deposits
Immatics has short-term deposits with original maturities between three and twelve months, which are classified as Other financial assets. Short-term deposits with an original maturity of three months or less are classified as cash and cash equivalents. Under IFRS 9 short-term deposits are classified within financial assets at amortized costs.
Bonds
Immatics holds bonds with an original maturity of more than three months, which are classified as Other financial assets. The bonds` contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost.
Receivables
The Group has receivables from collaboration agreements. Receivables must be capitalized at the point in time at which the Group has become a contractual partner and an unconditional claim to cash and cash equivalents has arisen. In subsequent reporting periods, receivables are measured at amortized cost using the effective interest method. Since the receivables are short-term receivables without a fixed interest rate, these receivables are capitalized at the original invoice or contract amount. Receivable balances are classified as current assets, because all of the Group’s receivables have an expected maturity of less than 12 months.
Interest and other finance income and expenses
Interest income and expenses from financial instruments are recorded using the effective interest rate (“EIR”). EIR is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income and expenses are classified as financial income and expenses.
As of December 31, 2020, Immatics was a counterparty in foreign exchange forward contracts. The contracts did not meet the criteria to apply hedge accounting and are therefore separately accounted for and measured at fair value. Any change in the fair value was considered within the Consolidated Statement of Profit/(Loss). As of December 31, 2022 and 2021, Immatics is not a counterparty in foreign exchange forward contracts.
Impairment of financial assets
Impairment losses on financial assets are recognized as financial expenses. The Group recognizes an allowance for expected credit losses (ECLs) for financial assets, see Note 16.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. ECLs are generally recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next
12-months
(a
12-month
ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For the quoted debt securities with fixed interest rates, which have high credit ratings and no significant increases in credit risk since initial recognition, the Group determines the exposure to credit default using CDS pricing information (credit default swap values) published by credit agencies and recognizes a
12-month
ECL.

5.4	Property, plant and equipment
Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized as expenses when incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are generally within the following ranges:

Category	Estimated useful life
Computer equipment	1 – 10 years
Laboratory equipment	1 – 15 years
Office equipment and installations	2 – 20 years

5.5	Intangible assets
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
An intangible asset arising from development expenditure on an individual project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. The Group did not recognize any intangible assets from development expenditures in 2022, 2021 and 2020 due to the existing uncertainties in connection with its development activities. Research and development expenses include the following types of costs:

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
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs. The Company’s financial liabilities include accounts payables, lease liabilities, warrant liabilities and other financial liabilities. Immatics recognized accounts payables and other current liabilities as other financial liabilities at amortized costs.
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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

1.	fixed payments (including in-substance fixed payments), less any lease incentives received;

2.	amounts expected to be payable by the Group under residual value guarantees;

3.	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

4.	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

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
To determine the IBR, the Group:

1.	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by Immatics; and

2.	makes adjustments specific to the lease, including lease term, country, currency and security.
Right-of-use
assets are measured at cost comprising the following:

1.	the amount of the initial measurement of lease liability;

2.	any lease payments made at or before the commencement date less any lease incentives received;

3.	any initial direct costs; and

4.	restoration costs.
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
Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The extension and termination options held are exercisable only by the Group and not by the respective lessor. For relevant leases which include an extension option, Immatics performed an assessment as of December 31, 2022 to determine whether option extensions are reasonably certain.

5.9	Revenue from collaboration agreements
The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2022, the Group had four strategic collaboration agreements in place, one with Genmab A/S, Copenhagen /Denmark (“Genmab”) and three with Bristol-Myers-Squibb (“BMS”). During the year ended December 31, 2022, the Group entered into new collaboration agreements with BMS. Three of the Group’s strategic collaboration agreements are in pre-clinical
stage and the BMS IMA401 collaboration agreement is at clinical stage. The collaboration with GlaxoSmithKline Intellectual Property Development Limited (“GSK”) was terminated in October 2022 and the collaboration with Amgen Inc., Thousand Oaks/CA/USA (“Amgen”) was terminated in October 2021.
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
Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under the collaboration agreements represent one or more combined performance obligations, the allocation of the transaction price to identified performance obligations, and the determination of whether milestone payments should be included in the transaction price.
Identify the performance obligations in the contract
Pre-clinical
collaboration agreements
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
data.
Clinical collaboration agreement (BMS IMA401 agreement)
Under the terms of the agreement, Immatics granted to Bristol-Myers Squibb an exclusive, worldwide, sublicensable license to develop, manufacture, and commercialize IMA401. Under the Agreement, Immatics is also responsible for, and will bear the cost of, the first Phase 1 clinical trial.
The Group transferred license rights and is performing clinical trial services. While the clinical trial is a prerequisite for approval of the product, it does not modify the underlying product. The license contributed under the collaboration agreement represents a distinct performance obligation, because they are separately identifiable from other promises in the BMS IMA401 agreement.
Determine the transaction price
Upfront payment
Each of the Group’s strategic collaboration agreements includes a non-refundable
upfront payment. The Group records these payments as deferred revenue, which it allocates to the combined performance obligations for each agreement. Such amounts are recognized as revenue over the performance period of the research activities on a cost-to-cost
basis.

The
cost-to-cost
basis using direct costs and directly attributable personnel costs is considered the best measure of progress in which control of the combined performance obligations transfers to the Group’s collaboration partners, due to the nature of the work being performed.
In the Group’s BMS IMA401 agreement, the Group determined the underlying stand-alone selling price for each performance obligation to allocate the transaction price to the performance obligations. The estimation of the stand-alone selling price requires significant judgement regarding the estimation approach of the stand-alone selling prices for the distinct performance obligations as well as significant estimates regarding the expected cost for future services, profit margins and development timelines.
Reimbursement for services
Under the collaboration agreement with Genmab, the Group receives reimbursement for employee research and development costs. These employee costs are presented as research and development expenses, while reimbursements of those costs, which is based on an FTE rate defined in the contract, are part of the transaction price and presented as revenue and not deducted from expenses.
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
The Group’s employees as well as others providing similar services to the Group, receive remuneration in the form of share-based payments, which are equity-settled transactions. The Group`s equity-settled option plans include Matching Stock Options, Converted Stock Options, Service Options and PSUs and are described in detail in Note 17.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.
5.11 Foreign currency
Transactions and balances in Germany and in the USA
The consolidated financial statements are presented in Euro, which is the parents, Immatics N.V. functional and reporting currency. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The Consolidated Statement of Profit/(Loss) is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income.
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

	2022		2021		2020
	Year-end rate	Average rate	Year-end rate	Average rate	Year-end rate	Average rate
Euros per U.S. Dollar	0.93756	0.94888	0.88292	0.84495	0.81493	0.87621

5.12	Fair value of financial instruments
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
re-assessing
categorization (based on the lowest level input that is significant to the fair value measurement as a whole), at the end of each reporting period.

5.13	Provisions
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
If the effect of the time value of money is material, provisions are discounted using a current pre-tax
rate that reflects, when appropriate, the risks specific to the liability.

5.14	Deferred income tax
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

6.	Significant accounting judgements, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In particular, material management judgments and estimation uncertainties apply to the recognition and measurement of income taxes (incl. deferred taxes), the revenue recognition from collaboration agreements and the measurement of share-based payments. Management bases its assessment of these judgments and estimation uncertainties on past experience, estimates from experts (lawyers, tax consultants, etc.) and the results of carefully weighing up different scenarios. Actual events and developments that lie beyond the control of management may deviate considerably from the expressed developments and assumptions. For this reason, the Group examines the estimates and assumptions made on an ongoing basis. Changes in estimates are recognized in profit or loss as soon as better information is available.
Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent, that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to the Group’s history of loss-making over the last several years as well as the plans for the foreseeable future, the Group has not recognized any deferred tax assets on tax losses carried forward. Changes in the estimation of our potential to use tax losses carried forward can have a material effect on the Group`s net income. For more information, see Note 21.

Revenue recognition from collaboration agreements
As the collaboration agreements comprise several promises, it must be assessed whether these promises are capable of being distinct within the context of the contract. For the pre-clinical
collaboration agreements with Genmab and BMS, the Group assessed that these promises are not capable of being distinct within the context of the contract, which results in accounting for all goods and services promised as a single performance obligation with a single measure of progress. The performance obligation is accounted for as a performance obligation, satisfied over time using a cost-to-cost
method as the customer simultaneously receives and consumes the benefits from Immatics’ performance.
For the BMS IMA401 agreement, the Group assessed that these promises were two distinct performance obligations, the granted license and the conduct of clinical trial services. Since the collaboration agreement consist of two performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation and allocated the transaction price to the performance obligations.
The Group used for the performance obligation related to clinical trial services, the expected cost method, due to the fact that the Group is able to use expected costs including a profit margin to estimate the stand-alone selling price. The Group decided to estimate a stand-alone selling price for the performance obligation related to the license by using the residual approach, since it is a unique license and there is no available market price for the license.
Up-front
licensing payments are initially deferred on our Consolidated Statement of Financial Position and subsequently recognized as revenue as the performance obligations are fulfilled. Milestone payments are included in the transaction price at the amount stipulated in the respective agreement and recognized as revenue to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone has been included in the transaction price. Changes in this estimate can have a material effect on revenue recognized.
Immatics provides development and manufacturing services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the Group can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which the Company expects to complete its performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized. For more information, see Note 13.
Share-based payments
Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions.
Management determined the value of share-based awards with the assistance of a third-party valuation specialist using certain assumptions, such as volatility, risk-free interest rate, exercise pattern and expected dividends. Changes in these estimates can have a material effect on share-based expenses recognized. For more information, see Note 17.

7.	Accounts receivables

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Receivables from collaboration agreements	1,111	682

Total	1,111	682

As of December 31, 2022, and 2021, no expected credit losses were recognized.

8.	Other current and non-current assets
Other current assets consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Prepaid expenses	10,450	3,781
Value added tax receivables	1,031	915
Grant receivables	—	762
Other assets	2,357	950

Total	13,838	6,408

On May 27, 2022, Immatics US, Inc. entered into a Research collaboration and License agreement (the “Editas agreement”) with Editas Medicine, Inc. (“Editas”). The Editas agreement became effective on May 27, 2022. Pursuant to the Editas agreement, the Group paid upfront a one-time
and
non-refundable
fee related to the Groups access to a
non-exclusive
right to Editas CRISPR technology and intellectual property as well as for services provided by Editas. The Group will together with Editas combine gamma-delta T cell adoptive cell therapies and gene editing to develop medicines for the treatment of cancer. The Group determined to account for the upfront payment as prepaid research and development expenses. The prepaid expenses will be consumed over the term of the research and development activities.
Prepaid expenses include expenses for licenses and software of €7.4 million as of December 31, 2022 and €0.5 million as of December 31, 2021 and prepaid insurance expenses of €1.2 million as of December 31, 2022 and €1.3 million as of December 31, 2021. The Group accrued €0.4 million as of December 31, 2022 and €0.7 million as of December 31, 2021 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019 and the Genmab collaboration agreement. Additionally, prepaid expenses include expenses for maintenance of €0.7 million as of December 31, 2022 and €0.8 million as of December 31, 2021. The remaining amount is mainly related to prepaid expenses for contract research organizations and prepaid rent.
Other assets include receivables from lease incentive, capital gains tax and prepaid deposit expenses.
Other
non-current
assets consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Prepaid expenses	1,906	636
Other assets	639	—

Total	2,545	636

Prepaid expenses include the
non-current
portion of prepayments for licensing agreements of €1.5 million, prepaid maintenance expenses of €0.3 million and accrued incremental cost of the BMS and Genmab collaboration agreement of €0.1 million as of December 31, 2022. Other assets include the non-current
portion for prepaid deposit expenses.

9.	Property, plant and equipment
Property, plant and equipment consist of the following:

(Euros in thousands)	Laboratory equipment	Computer equipment	Office equipment and installations	Total
Cost as of January 1, 2021	15,968	3,322	3,146	22,436
Additions	3,487	1,105	489	5,081
Disposals	(144)	—	—	(144)
Currency translation differences	319	43	26	388

Cost as of December 31, 2021	19,630	4,470	3,661	27,761
Accumulated depreciation as of January 1, 2021	(10,476)	(2,428)	(1,665)	(14,569)
Additions	(1,501)	(508)	(565)	(2,574)
Disposals	144	—	—	144
Currency translation differences	(219)	(30)	(7)	(256)

Accumulated depreciation as of December 31, 2021	(12,052)	(2,966)	(2,237)	(17,255)

Net book value as of December 31, 2021	7,578	1,504	1,424	10,506

Cost as of January 1, 2022	19,630	4,470	3,661	27,761
Additions	3,006	409	2,681	6,096
Disposals	(148)	(9)	(7)	(164)
Currency translation differences	249	28	(32)	245

Cost as of December 31, 2022	22,737	4,898	6,303	33,938
Accumulated depreciation as of January 1, 2022	(12,052)	(2,966)	(2,237)	(17,255)
Additions	(2,143)	(653)	(333)	(3,129)
Disposals	96	9	7	112
Currency translation differences	(180)	(26)	(4)	(210)

Accumulated depreciation as of December 31, 2022	(14,279)	(3,636)	(2,567)	20,482

Net book value as of December 31, 2022	8,458	1,262	3,736	13,456

The Groups additions within Office equipment and installations include leasehold improvements for the research and commercial GMP manufacturing facility construction in Houston, Texas of €2.5 million as of December 31, 2022.

Depreciation expenses consist of the following:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Research and development expenses	(2,039)	(1,684)	(1,502)
General and administrative expenses	(1,090)	(890)	(600)

Total	(3,129)	(2,574)	(2,102)

10.	Intangible assets
Intangible assets consist of the following:

(Euros in thousands)	Patents and licenses	Software licenses	Total
Cost as of January 1, 2021	1,132	738	1,870
Additions	320	162	482
Currency translation differences	99	8	107

Cost as of December 31, 2021	1,551	908	2,459
Accumulated amortization as of January 1, 2021	(403)	(554)	(957)
Additions	(54)	(106)	(160)
Currency translation differences	(23)	(4)	(27)

Accumulated amortization as of December 31, 2021	(480)	(664)	(1,144)

Net book value as of December 31, 2021	1,071	244	1,315

Cost as of January 1, 2022	1,551	908	2,459
Additions	405	73	478
Currency translation differences	73	7	80

Cost as of December 31, 2022	2,029	988	3,017
Accumulated amortization as of January 1, 2022	(480)	(664)	(1,144)
Additions	(60)	(158)	(218)
Currency translation differences	(19)	(4)	(23)

Accumulated amortization as of December 31, 2022	(559)	(826)	(1,385)

Net book value as of December 31, 2022	1,470	162	1,632

Amortization expenses consist of the following:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Research and development expenses	(93)	(35)	(31)
General and administrative expenses	(125)	(125)	(95)

Total	(218)	(160)	(126)

11.	Leases
Right-of
use assets consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Buildings	12,409	9,028
Laboratory equipment	392	669
IT and telecommunication	90	177
Vehicles	126	74
Other assets	16	34

Total	13,033	9,982

Lease liabilities consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Lease liabilities – current	2,159	2,711
Lease liabilities – non-current	12,403	7,142

Total	14,562	9,853

Additions to the
right-of-use
assets and liabilities were €6.7 million and €6.7 million as of December 31, 2022 and 2021, respectively, including for the research and commercial GMP manufacturing facility in Houston, Texas of €6.2 million as of December 31, 2022.
Currency translation differences included in
right-of-use
assets were €0.1 million and €0.3 million as of December 31, 2022 and 2021, respectively.
Expenses related to
right-of-use
assets and lease liabilities consist of the following:

	Year ended December 31,
Depreciation charges of right-of-use assets	2022	2021	2020
	(Euros in thousands)
Buildings	(3,151)	(2,199)	(2,036)
Laboratory equipment	(277)	(162)	—
IT and telecommunication	(103)	(98)	(101)
Vehicles	(66)	(59)	(50)
Other assets	(23)	(8)	(8)

Total	(3,620)	(2,526)	(2,195)

Interest expenses from leases	(613)	(288)	(260)
Expenses relating to short-term leases and low-value assets (included in administrative expenses)	(190)	(95)	(51)
The total cash payments for leases were €3.6 million, €3.2 million and €2.4 million for the year ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, the Group has committed lease payments associated with lease liabilities of €18.6 million, of which €3.6 million will occur in the next 12 months. The remaining lease payments will occur between January 1, 2024 and February 28, 2033.
The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount up to €24.6 million until 2043 for the year ended December 31, 2022 and up to €10.4 million until 2043 for the year ended December 31, 2021.
For commitments for future lease payments, refer to Note 24.

12.	Accounts payables
Accounts payables consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Accounts payables	4,025	3,009
Accrued liabilities	9,031	8,615

Total	13,056	11,624

Accrued liabilities classified within accounts payables mainly relate to outstanding invoices totaling €9.0 million and €8.6 million as of December 31, 2022 and 2021, respectively.

13.	Revenue from collaboration agreements
The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of December 31, 2022, the Group had four strategic collaboration agreements in place after the Amgen collaboration was terminated in 2021 and the GSK collaboration was terminated in 2022.
As part of these collaboration arrangements, Immatics grants exclusive licensing rights or options thereto for the development and commercialization of future product candidates, developed for several targets defined in the respective collaboration agreements, in addition to research activities, including screening of highly specific molecules for reactivity with the specified targets and off-targets
using Immatics’ proprietary technology and
know-how,
participation on a joint steering committee, and preparation of data packages. For the preclinical collaboration agreements, these promises represent one combined performance obligation, whereas for the clinical stage BMS IMA401 agreement, the promises represent two distinct performance obligations. Immatics reassessed the total forecasted cost as part of the Group’s annual budget process and adjusted the total forecasted cost accordingly.
The Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of December 31, 2022, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenues are contract liabilities within the scope of IFRS 15.

Each of the Group’s strategic collaboration agreements included a non-refundable
upfront payment, meant to subsidize research activities, recognized as deferred revenue. For all collaboration agreements these upfront payments exceeded the Group’s right to consideration for services performed under each collaboration agreement. Therefore, only deferred revenue net of contract assets is presented as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively.
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
The Group received a
non-refundable
upfront payment of €46 million ($54 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue as on a cost-to-cost
basis using forecasted costs.
The Group recognized €9.6 million, €6.9 million and €11.2 million of revenue associated with the upfront payment and with reimbursements for research and development costs performed, for the years ended December 31, 2022, 2021 and 2020, respectively. Total deferred revenue under the agreement was €12.1 million and €19.9 million as of December 31, 2022 and 2021, respectively.
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
The Group received a
non-refundable
upfront payment of €68 million ($75 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue as on a cost-to-cost
basis using forecasted costs.

On June 1, 2022, Immatics Biotechnologies GmbH entered into an Amendment to the Strategic Collaboration Agreement originally signed in 2019 (the “amendment”) with BMS. Pursuant to the amendment, the Group received a
€
18.7
 million ($
20
million) upfront

cash payment related to the performance obligations under the contract. Under the amendment, Immatics will undertake an additional T Cell Receptor Engineered T cell Therapy (TCR-T) program against a solid tumor target discovered with Immatics’ XPRESIDENT technology. The program will utilize proprietary T Cell Receptors (TCRs) identified by Immatics’ XCEPTOR TCR discovery and engineering platform. The increased consideration reflects the stand-alone selling price at contract inception and the amendment contains performance obligations that are distinct from the original performance obligation under the contract. Therefore, the Group determined to account for the modification of the Allogeneic ACT agreement signed in 2019, triggered by the amendment as a separate contract.
The Group recognized €
23
 million, €
13.1
 million and €
11.5
 million of revenue associated with the upfront payment for the years ended December 31, 2022, 2021 and 2020, respectively. Total deferred revenue under the agreement was €
37.6
 million and €
41.9
 million as of December 31, 2022 and 2021, respectively.
BMS IMA401 Collaboration Agreement
On December 10, 2021, Immatics Biotechnologies GmbH entered into a License, Development and Commercialization agreement (the “BMS IMA401 agreement”) with BMS. The BMS IMA401 agreement became effective on January 26, 2022, after the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on January 25, 2022. Pursuant to the BMS IMA401 agreement, the Group received a
 €133 million ($150 million) upfront cash payment related to the performance obligations under the contract. The Group identified the transfer of a global exclusive IMA401 license including technology transfer and the contractually agreed clinical trial services including participation in Joint Steering Committee meetings as distinct performance obligations. The Group is eligible to receive up to $770 million development, regulatory and commercial milestone payments, in addition to low double-digit royalty payments on net sales of IMA401. Immatics retains the options to co-fund
U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote
IMA401 in the US. In November 2021, Immatics filed a Clinical Trial Application (CTA) with Paul-Ehrlich-Institute (PEI), the German federal regulatory authority, for the development of IMA401. The clinical trial, which commenced in the second quarter of 2022, will enroll patients across various solid tumor types.
Under IFRS 15, the Group applied significant judgement when evaluating whether the obligations under the BMS IMA401 agreement represent one performance obligation, combined performance obligations or multiple performance obligations, the allocation of the transaction price to identified performance obligations, and the determination of whether milestone payments should be included in the transaction price.
The Group concluded that BMS is a customer since the BMS IMA401agreement does contain elements of a customer relationship even though it is a collaboration agreement, where to some degree both risks and benefits are shared between the Group and BMS. The BMS IMA401 agreement clearly states deliverables to be delivered by the Group and BMS as mentioned below and creates enforceable rights and obligations.
The Group transferred license rights and is performing clinical trial services. While the clinical trial is a prerequisite for approval of the product, it does not modify the underlying product. The manufacturing of the product for the trial is already completed. The clinical trial will evaluate safety, tolerability, and initial anti-tumor activity of IMA401 in patients with recurrent and/or refractory solid tumors, but there is no modification planned as part of this. With the end of the pre-clinical
phase, there was no further enhancement of the products planned. We therefore concluded that BMS can benefit from each performance obligation on its own and they are separately identifiable from other promises in the BMS IMA401 agreement. The Group concluded that there were two distinct performance obligations under the BMS IMA401 agreement, the granted license and the conduct of clinical trial services.

At inception of the BMS IMA401 agreement, the Group determined the transaction price. We evaluated inclusion of the milestones as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The contractual agreed milestone payments with BMS relate to the license. Based on that the Group concluded that no variable consideration was considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluates
the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.
The Group is required to allocate the determined transaction price of €133 million ($150 million) to the two separate identified performance obligations of the BMS IMA401 agreement, based on the standalone selling price of each performance obligation as the upfront payment of €133 million ($150 million) covers the cost of clinical trial services as well as an initial payment for the license. Since the BMS IMA401 agreement consist of two performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation, to allocate the transaction price to the performance obligations. The estimation of the stand-alone selling price included estimates regarding forecasted cost for future services, profit margins and development timelines.
The most reasonable estimation method for the performance obligation related to clinical trial services is the expected cost method, due to the fact that the Group is able to use expected costs including a profit margin to estimate the stand-alone selling price. On top of the forecast of expected costs, the Group added an appropriate profit margin based on average company profit margins for clinical trial services.
To estimate a stand-alone selling price for the performance obligation related to the IMA401 license, the Group concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. The Group concluded following transaction price allocation of the €133 million ($150 million) upfront payment as of March 31, 2022:
1.    Stand-alone selling price for clinical trial services: €42 million
2.    Stand-alone selling price for the license grant: €91 million
The Group evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over the granted license is transferred at a point in time, after BMS obtains the rights to use the license at the effective date of the agreement. The performance obligation related to promised clinical trial services is satisfied over time. The Group transfers control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost
method. At inception of the BMS IMA401 agreement, €42 million were initially deferred on the Groups Consolidated Statement of Financial Position.
For the year ended December 31, 2022, €6.9 million revenue was recognized based on the cost-to-cost
method as well as €91 million revenue related to the license for IMA 401. Total deferred revenue under the agreement was €34.8 million and €0.0 as of December 31, 2022 and 2021, respectively.
Allogeneic ACT Collaboration Agreement
On June 1, 2022, Immatics US, Inc. entered into a License, Development and Commercialization agreement (the “Allogeneic ACT agreement”) with Bristol-Myer-Squibb Company (“BMS”). Pursuant to the Allogeneic ACT agreement, the Group received a $60 million upfront cash payment plus an additional payment of $5 million related to the performance obligations under the contract. Applying the foreign exchange rate of June 1, 2022, the received payments represent €60.7 million. As the contract is accounted for in the functional currency of Immatics US, Inc.,

US Dollar, the € amount is subject to currency fluctuations. The Group identified the transfer of an exclusive right and license with the right to grant sublicenses under the Immatics Licensed IP, technology transfer, contractually agreed research and development services including participation in Joint Steering Committee meetings and the delivery of research progress reports to BMS as a combined performance obligation. The Group is eligible to receive up to $700 million development, regulatory and commercial milestone payments, in addition to tiered royalty payments of up to low double-digit percentages on net product sales.

Under IFRS 15, the Group applied significant judgement when evaluating whether the obligations under the Allogeneic ACT agreement represent one combined performance obligation or multiple performance obligations and the determination of whether milestone payments should be included in the transaction price.
The Group concluded that BMS is a customer since BMS obtains through the Allogeneic ACT agreement the output of Immatics’ ordinary activities in exchange for a consideration. The Allogeneic ACT agreement clearly states the deliverables to the Group and BMS as mentioned below and creates enforceable rights and obligations.
The Group granted to BMS exclusive access to licensed products and is performing research and development services. The research and development services performed by the Group will cover preclinical development of the initial two Bristol Myers Squibb-owned programs and is not distinct from the licensed IP, since the preclinical platform does not have a standalone value without further development. Based on the facts and circumstances, the collaboration agreement contains multiple promises, which aggregate to a combined performance obligation.
At inception of the Allogeneic ACT agreement, the Group determined the transaction price. The Group evaluated inclusion of the milestones as well as potential cost reimbursements as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. For the contractual agreed milestone payments with BMS, the license is predominant. Based on that the Group concludes that no variable consideration is considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluates
the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.
The Group allocated the determined total transaction price of €66.1 million ($70.8 million) consisting of the received payments of €60.7 million ($65 million) as well as cost reimbursements to the single combined performance obligation of the Allogeneic ACT agreement. Based on the facts mentioned above the Group determined that the combined performance obligation related to promised research and development services is satisfied over time and therefore revenue will be recognized over time as costs for the research and development services incurred using a cost-to-cost
method.
At inception of the Allogeneic ACT agreement, €60.7 million were initially deferred on the Groups Consolidated Statement of Financial Position.
The Group recognized €4.9 million of revenue associated with the upfront payment for the year ended December 31, 2022. Total deferred revenue under the agreement was €56.2 million and €0.0 as of December 31, 2022 and 2021, respectively.
Amgen Collaboration Agreement
In December 2016, Immatics Biotechnologies GmbH entered into a research collaboration and license agreement with Amgen to develop next-generation, T cell engaging bispecific immunotherapies targeting multiple cancers. The Group received a non-refundable
upfront payment of €28 million ($30 million) upon signing of the Amgen agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue as on a cost-to-cost
basis using forecasted costs.

The collaboration with Amgen has been discontinued in October 2021. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. The Group recognized the remaining deferred revenue balance of €
10.2
 million as of December 31, 2021, no further revenue will be recognized from the collaboration thereafter.
The Group recognized €
10.2
 million and €
4.9
 million of revenue associated with the upfront payment during the years ended December 31, 2021 and 2020, respectively. Total deferred revenue under the agreement was €
0.0
 million as of December 31, 2022 and 2021, respectively.
GSK
In December 2019, Immatics entered into a collaboration agreement with GSK to develop novel adoptive cell therapies targeting multiple cancer indications. The Group received a non-refundable
upfront payment of €45 million for two initial programs upon signing of the GSK agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue as on a cost-to-cost
basis using forecasted costs.
The collaboration with GSK has been discontinued in October 2022. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. The Group recognized the remaining deferred revenue balance of €36.8 million as of December 31, 2022, no further revenue will be recognized from the collaboration thereafter.
The Group recognized €37.1 million, €4.5 million and €3.7 million of revenue associated with the upfront payment for the years ended December 31, 2022, 2021 and 2020, respectively. Total deferred revenue under the agreement was €0.0 million and €36.8 million as of December 31, 2022 and 2021, respectively.
Revenue from collaboration agreements were realized with the following partners:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Revenue from collaboration agreements:
Genmab, Denmark	9,617	6,929	11,204
BMS, United States	126,100	13,138	11,489
Amgen, United States	—	10,228	4,865
GSK, United Kingdom	37,114	4,468	3,695

Total	172,831	34,763	31,253

Deferred revenue related to the collaboration agreements consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Current	64,957	50,402
Non-current	75,759	48,225

Total	140,716	98,627

Cost to obtain a contract
The Group incurred costs from a third party, who assists in identifying collaboration partners. The Group recognizes an asset to the extent these costs are incremental and directly related to a specific contract. The Group then amortizes the asset consistently with the pattern of revenue recognition for the related contracts. Total assets, net of amortization, for these capitalized costs of obtaining a contract were €0.5 million and €0.9 million as of December 31, 2022 and 2021, respectively, which are classified in other current assets and other non-current
assets. The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.4 million, €0.3 million and €0.3 million for the year ended December 31, 2022, 2021 and 2020, respectively.
As of December
31
,
2022
, the Group is potentially liable to pay €
1.9
 million ($
2
million) to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

14.	Other current liabilities
Other current liabilities consist of the following:

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Income tax liability	4,298	—
Payroll tax	3,426	1,760
Accrual for vacation	806	607
Accrued bonuses	680	—
Other liabilities	156	185

Total	9,366	2,552

Other current liabilities are
non-interest-bearing
and are due within one year. The carrying amounts of other current liabilities represents fair values due to their short-term nature.
15. Share listing expense and change in fair value of warrant liabilities
As described in Note 3, the ARYA Merger led to a share listing expense. Immatics issued shares with a fair value of €243.1 million to ARYA shareholders, comprised of the fair value of Immatics shares, that were issued to ARYA shareholders of €13.53 per share. In exchange, Immatics received the identifiable net assets held by ARYA, which had a fair value upon closing of €90.3 million, comprising of cash and cash equivalents held in ARYA’s trust account partly offset by current liabilities by ARYA and financial liabilities in the amount of €34.4 million accounted for the 7,187,500 ARYA Warrants considering a fair value of the warrants of €4.82 per warrant (price of ARYA Warrants at Closing of the ARYA Merger).

The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash
expense in accordance with IFRS 2. This
one-time
expense as a result of the ARYA Merger, in the amount of €152.8 million, is recognized as share listing expense presented as part of the financial result within the Consolidated Statement of Profit/(Loss). Details of the calculation of the share listing expense are as follows:
(Euros in thousands, except share and per share data)

Description	Amount	Number of shares/warrants
(a) ARYA Ordinary Shares	—	17,968,750
(b) Closing price of ARYA Ordinary Shares on Nasdaq as of July 1, 2020	€13.53	—
€ Fair value of TopCo Shares issued to ARYA shareholders (a * b)	€243,071	—
(d) Outstanding ARYA Warrants	—	7,187,500
€ Closing price of ARYA Warrants on Nasdaq as of July 1, 2020	€4.82	—
(f) Fair value of outstanding ARYA Warrants (d * e)	€34,644	—
(g) Cash and cash equivalents held in ARYA’s trust account	€128,849
(h) Current liabilities by ARYA	€3,921
ARYA’s identifiable net assets (g-f-h)	€90,284	—
IFRS 2 expense on the closing date	€152,787	—
Upon closing of the ARYA Merger, ARYA Warrants were converted into Immatics Warrants. The financial liabilities for the Immatics Warrants are accounted for at fair value through profit and loss.
The fair value of warrants decreased from €3.88 ($4.39) per warrant as of December 31, 2021 to €2.35 ($2.51) per warrant as of December 31, 2022. The result is a decrease in fair value of warrant liabilities of €10.9 million ($11.5 million) for the year ended December 31, 2022.
The fair value of warrants increased from €2.35 ($2.88) per warrant as of December 31, 2020 to €3.88 ($4.39) per warrant as of December 31, 2021. The result is an increase in fair value of warrant liabilities of €11.0 million ($13.0 million) for the year ended December 31, 2021.
The fair value of warrants decreased from €4.82 ($5.41) per share as of July 1, 2020 to €2.35 ($2.88) per share as of December 31, 2020. The result is a change in fair value of warrant liabilities of €17.8 million ($20.3 million) for the year ended December 31, 2020.

16.	Other financial income and expenses
Other financial income and financial expenses consist of the following:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Interest income	2,476	133	850
Foreign currency gains	6,940	5,542	—
Gains on other financial instruments	—	—	2,099

Other financial income	9,416	5,675	2,949
Interest expenses	(1,038)	(566)	(289)
Foreign currency losses	(6,500)	(276)	(9,774)
Losses on financial instruments	(741)	(884)	—

Other financial expenses	(8,279)	(1,726)	(10,063)
Interest income mainly results from short-term deposits as well as cash balances for the year ended December 31, 2022. Interest expenses mainly results from IFRS 16 and from negative interest rates.
Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents, short-term deposits as well as bonds.
Losses on financial instruments includes expected credit losses on cash and cash equivalents and Other financial assets for the year ended December 31, 2022 and losses from foreign currency forward contracts for the year ended December 31, 2021.
Gains on other financial instruments includes an unrealized gain of €0.9 million and a realized gain of €1.2 million from foreign currency forward contracts for the year ended December 31, 2020.
17. Share-based payments
Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which allowed employees to exercise their awards as either a SAR or a stock option. In 2020, prior to the ARYA Merger, Immatics N.V. established the new equity incentive plan (“2020 Equity Plan”). As part of the ARYA Merger, the 2010 Plan and the 2016 Plan were converted and were superseded by the 2020 Equity Plan as described below. At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options.
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
50%. In total, employees elected to receive €8.9 million in net Award Cash Proceeds before taxes, which were paid during the third quarter in 2020. These proceeds mainly covered wage tax obligations by the employees.
These cash payments represent a modification of awards previously issued under the 2010 Plan and 2016 Plan. The Group recognized €2.6 million in operating expenses related to the modification of awards issued under the 2010 Plan and previously accounted for as a liability. The Group also recognized €4.3 million as a reduction in share premium, associated with the modification from previously equity-settled tandem awards, which were settled in cash as part of the modification.
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
(“Re-investment
Shares”), which had a fair value of €8.5 million based on the ARYA share price of $15.15, as of the merger on July 1, 2020. The
Re-investment
Shares issued represented a modification of awards previously granted under the 2010 Plan and the 2016 Plan. This modification resulted in additional operating expenses of €4.1 million. For each ordinary
Re-investment
Share received, active employees and management members also received two stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year
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

As of June 30, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$15.15
Volatility	75%
Time period (years)	5.5
Risk free rate	0.29%
Dividend yield	0.00%

Matching Stock Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,406,468
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	11,910
Matching Stock Options expired	10.00	46,554
Matching Stock Options outstanding on December 31,	10.00	1,348,004
Matching Stock Options exercisable on December 31,	10.00	1,348,004
Weighted average remaining contract life (years)	7.50
Matching Stock Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,422,556
Matching Stock Options forfeited	10.00	9,254
Matching Stock Options exercised	10.00	6,834
Matching Stock Options expired	—	—
Matching Stock Options outstanding on December 31,	10.00	1,406,468
Matching Stock Options exercisable on December 31,	10.00	1,413,302
Weighted average remaining contract life (years)	8.50
Matching Stock Options outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	—	—
Matching Stock Options granted in June	10.00	1,430,818
Matching Stock Options forfeited	10.00	8,262
Matching Stock Options exercised	—	—
Matching Stock Options expired	—	—
Matching Stock Options outstanding on December 31,	10.00	1,422,556
Matching Stock Options exercisable on December 31,	—	—
Weighted average remaining contract life (years)	9.50
Weighted average fair value of options granted in USD for June	10.59

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

As of June 30, 2020
Average exercise price in USD	$2.47
Underlying share price in USD	$15.15
Volatility	75%
Time period (years)	5.6
Risk free rate	0.29%
Dividend yield	0.00%
Converted Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.64	566,311
Converted Options forfeited	1.36	12,328
Converted Options exercised	1.24	20,337
Converted Options expired	1.35	8,465
Converted Options outstanding on December 31,	2.74	525,181
Converted Options exercisable on December 31,	2.75	392,258
Weighted average remaining contract life (years)	5.01

Converted Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.58	594,844
Converted Options forfeited	1.30	18,548
Converted Options exercised	1.29	8,180
Converted Options expired	1.29	1,805
Converted Options outstanding on December 31,	2.64	566,311
Converted Options exercisable on December 31,	2.61	193,727
Weighted average remaining contract life (years)	6.01
Converted Options outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	—	—
Converted Options granted in June	2.49	632,384
Converted Options forfeited	1.08	37,540
Converted Options exercised	—	—
Converted Options expired	—	—
Converted Options outstanding on December 31,	2.58	594,844
Converted Options exercisable on December 31,	2.45	53,856
Weighted average remaining contract life (years)	7.01
Weighted average fair value of options granted in USD for June	4.83
Additional grants under the 2020 and 2022 Equity Plan
Service Options
Prior to the ARYA Merger, Immatics N.V. established the 2020 Equity Plan. After closing the ARYA Merger, employees, directors and officers received 1,087,242 employee stock options under the 2020 Equity Plan with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options will vest solely on a four-year time-based vesting schedule.
At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options.

The Company granted Service Options, which were accounted for using the respective grant date fair value. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $6.93, $11.22 and $9.35 for Service Option granted during the year ended December 31, 2022, 2021 and 2020, respectively.

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Exercise price in USD	$9.39	$11.22	$9.87
Underlying share price in USD	$9.39	$11.22	$12.70
Volatility	85.44%	82.18%	78.83%
Time period (years)	6.07	6.11	6.56
Risk free rate	3.48%	1.27%	0.37%
Dividend yield	0.00%	0.00%	0.00%
Service Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.57	3,725,619
Service Options granted in 2022	9.39	2,619,720
Service Options forfeited	10.63	182,832
Service Options exercised	10.40	16,312
Service Options expired	10.22	17,035
Service Options outstanding on December 31,	10.07	6,129,160
Service Options exercisable on December 31,	10.33	1,438,413
Weighted average remaining contract life (years)	8.87
Service Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.87	1,910,182
Service Options granted in 2021	11.22	1,967,708
Service Options forfeited	10.01	149,178
Service Options exercised	10.00	3,093
Service Options expired	—	—
Service Options outstanding on December 31,	10.57	3,725,619
Service Options exercisable on December 31,	9.86	557,401
Weighted average remaining contract life (years)	9.36

Service Options outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	—	—
Service Options granted in 2020	9.87	1,963,566
Service Options forfeited	10.00	53,384
Service Options exercised	—	—
Service Options expired	—	—
Service Options outstanding on December 31,	9.87	1,910,182
Service Options exercisable on December 31,	—	—
Weighted average remaining contract life (years)	9.72
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
The Company granted 3,644,000 PSUs on June 30, 2020, which were accounted for by considering a fair value of $11.10 and granted 255,000 PSUs on September 14, 2020, which were accounted for by considering a fair value of $6.41. A Monte-Carlo simulation model has been used to measure each fair value at grant date of the PSUs.

The model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

As of December 31, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$14.76
Volatility	78.93%
Time period (years)	6.98
Risk free rate	0.66%
Dividend yield	0.00%
PSUs outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,696,000
PSUs granted	—	—
PSUs forfeited	10.00	30,000
PSUs outstanding on December 31,	10.08	3,666,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	7.98
PSUs outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.00	3,644,000
PSUs granted in 2021	12.92	100,000
PSUs forfeited	10.00	48,000
PSUs outstanding on December 31,	10.08	3,696,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	8.98
PSUs outstanding as of December 31, 2020:

	2020
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	—	—
PSUs granted in 2020	10.00	3,899,000
PSUs forfeited	10.00	255,000
PSUs outstanding on December 31,	10.00	3,644,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	9.60

The Group recognized total employee-related share-based compensation expenses from all plans for the years ended December 31, 2022, 2021 and 2020 as set out below:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Research and development expenses	(12,925)	(15,564)	(14,546)
General and administrative expenses	(9,645)	(10,839)	(10,973)

Total share-based compensation	(22,570)	(26,403)	(25,519)

18.	Shareholders’ equity (deficit)
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
The Group issued in 2022, 2.8 million shares under the ATM agreement with SVB Securities LLC and collected a gross amount of €20.8 million less transaction costs of €0.6 million, resulting in an increase in share capital of €28 thousand and share premium of €20.2 million. On October 12, 2022, the Group closed a registered direct offering, of 10,905,000 ordinary shares with a public offering price of $10.09 per ordinary share and received a gross amount of €113.4 million less transaction costs of €7.3 million, resulting in an increase in share capital of €109 thousand and share premium of €106.1 million. In addition, the Group issued shares from exercises of stock options by employees.
As of December 31, 2022 and 2021, the total number of ordinary shares of Immatics N.V. outstanding is 76,670,699 and 62,926,816 with a par value of €0.01, respectively.
Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s US operations.

19.	Non-controlling interest
Non-controlling
interest related to those shares in Immatics US Inc. which have been provided to The University of Texas M.D. Anderson Cancer Center, Houston/Texas/USA, (“MD Anderson”) based on the restricted stock acquisition agreement described below.
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

The loss allocated to the
non-controlling
interest amounted to €0.6 million in 2020. In total, the Group recognized expenses in relation to MD Anderson’s performance under the RSAA of €0.04 million for the year ended December 31, 2020.

20.	Personnel expenses
Personnel expenses consist of the following:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)

Wages and salaries
Research and development expenses	(33,694)	(21,993)	(15,277)
General and administrative expenses	(9,230)	(7,105)	(6,968)

Total Wages and salaries	(42,924)	(29,098)	(22,245)
Other employee benefits
Research and development expenses	(5,662)	(3,550)	(2,624)
General and administrative expenses	(2,049)	(1,536)	(1,015)

Total other employee benefits	(7,711)	(5,086)	(3,639)
Share-based compensation expenses
Research and development expenses	(12,925)	(15,564)	(14,546)
General and administrative expenses	(9,645)	(10,839)	(10,973)

Total share-based compensation expenses	(22,570)	(26,403)	(25,519)

Total	(73,205)	(60,587)	(51,403)

Other employee benefit expenses include employee retirement fund contributions, health insurance, and statutory social expenses. Immatics US Inc. sponsors a defined contribution retirement plan for employees in the United States. During 2022, 2021 and 2020, total Group contributions to the defined contribution plan amounted to €0.9 million, €0.2 million and €0.2 million, respectively.
For the year ended December 31, 2022, 2021 and 2020, other employee benefits also include employee health insurance costs amounting to €0.8 million, €0.6 million and €0.4 million for Immatics US Inc., statutory social expenses amounting to €3.2 million, €2.4 million and €1.7 million for our German operations and other miscellaneous expenses amounting to €0.1 million, €0.1 million and €0.1 million, respectively.

21.	Income Tax
During the year ended December 31, 2022, the Group generated a net income due to the recognition of revenue in connection with the license component of the BMS IMA401 Collaboration agreement. This one-time
revenue is not accounted for under German GAAP and consequently under German tax accounting. Instead, the Group recognizes revenue for the BMS agreement over the period of the clinical trial service. The deferred tax liability arising from the temporary difference related to delayed revenue recognition under German tax accounting is offset by deferred tax assets on tax losses carried forward that were previously not capitalized due to the Groups expectation of generating taxable losses in the foreseeable future.
The Group’s German operations were subject to a statutory tax rate of 30.4% during 2022 and of 29.1%
during 2021 and 2020. The Group’s German statutory tax rate increased by 1.3% in comparison to the previous period due to increased trade tax rates. In the U.S., the Group was subject to a corporate income tax rate of
21%
for the year ended December 31, 2022, 2021 and 2020.

For Immatics Biotechnologies GmbH, the Group recognized a current income tax expense of €4.5 million for the year ended December 31, 2022. The current income tax expense is calculated based on taxable income of Immatics Biotechnologies GmbH for the year ended December 31, 2022. Since no deferred tax assets have been recognized as of December 31, 2021, the Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the year ended December 31, 2022. In accordance with §10d para 2 EStG (German income tax code),

60
%
of an income of a given year can be offset with tax losses carried forward. Accordi ngly,
40
%
of the income before tax of Immatics Biotechnologies GmbH are subject to income tax.
As the profit is considered a
one-time
profit, no deferred tax assets exceeding the deferred tax liability on
 temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets. The Group continued to generate losses for all other entities within the Group during the year ended December 31, 2022
,
as well as for all entities during the year ended December 31, 2021 and 2020.
Due to the ARYA Merger described in Note 3, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.
A reconciliation between taxes on income reflected on the Consolidated Statement of Profit/(Loss) and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Profit/(loss) before taxes	42,036	(93,335)	(211,841)
Expected taxes on income	(12,774)	27,160	61,646
Effects
Difference in tax rates	(4,868)	(3,274)	(2,582)
Non-deductible tax-expenses	—	(53)	(599)
Government grants exempted from taxes	—	—	45
Permanent Differences	(1,123)	(10,881)	(39,288)
Utilization of previously unrecorded tax losses carried forward	7,067	—	—
Non-recognition of deferred taxes on tax losses and temporary differences	7,176	(12,953)	(19,222)

Taxes on income	(4,522)	—	—

For the year ended December 31, 2022, permanent differences relate to share-based compensation expenses, to transaction costs directly attributable and incremental to capital raises and to the change in fair value of the financial liabilities for the warrants. For the year ended December 31, 2021, permanent differences relate to share-based compensation expenses and to the change in fair value of the financial liabilities for the warrants.
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

Deferred tax assets and deferred tax liabilities consist of the following:

	As of
	December 31, 2022		December 31, 2021
	(Euros in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	10,328	—	1,288	—
Right-of-use assets	—	(3,239)	—	(2,629)
Deferred revenue	—	(23,133)	—	—
Other assets	1,964	(947)	—	—
Lease liabilities	3,560	—	2,627	—
Deferred expenses	—	—	12	—
Recognition of tax losses carried forward	11,467	—	—	—
Recognized	27,319	(27,319)	3,927	(2,629)
Netting	(27,319)	27,319	(2,629)	2,629
Non-recognition of deferred tax assets on temporary differences	—	—	(1,298)	—

Net deferred tax assets/liabilities	—	—	—	—

For the years ended December 31, 2022, and 2021, the Group had accumulated tax losses of €357.2 million and €353.1 million, respectively, that may be offset against future taxable profits of the Group subject to certain limitations. For €319.4 million and €353.1 million of the accumulated tax losses no deferred tax asset has been recognised in the financial statements. For the year ended December 31, 2022,
€26
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

22.	Financial Risk Management Objectives and Policies
The Group’s principal financial instruments comprise cash and cash equivalents, short-term deposits, accounts receivables and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. The Group has various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.
The main risks arising from the Group’s financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. The Group also monitors the market price risk arising from all financial instruments.
Interest rate risk
The exposure of the Group to changes in interest rates relates to investments in deposits, bonds and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the Consolidated Statement of Financial Position, the Group is currently not subject to interest rate risks.
Credit risk
Financial instruments that potentially subject the Group to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables, short-term deposits and bonds. The Group’s cash and cash equivalents, bonds and short-term deposits are denominated in Euros and US Dollars and maintained with three high-quality financial institutions in Germany and two in the United States. The Group’s accounts receivables are denominated in Euros.
The maximum default risk is €363 million and €146 million as of December 31, 2022 and 2021, respectively. These amounts consist of €149 million and €133 million cash and cash equivalents, €1.0 million and €0.7 million accounts receivables as well as €213 million and €12 million Other financial assets as of December 31, 2022 and 2021, respectively.
The cash and cash equivalents are held with banks, which are rated BBB+ to Aa3 by S&P and Moody`s. Short-term deposits are with banks, which are rated Aa3 and A1 by the rating agency Moody`s. Bond investments are with banks, which are rated AAA and AA by Moody`s. The Group continually monitors its positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to its financial instruments and does not anticipate non-performance.
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
The Group’s cash and cash equivalents were
 €148.5
million as of December 31, 2022. Approximately
87%
of the Group’s cash and cash equivalents were held in Germany, of which approximately
49%
were denominated in Euros and
51%
were denominated in U.S. Dollars. The remainder of the Group’s cash and cash equivalents were held in the United States and denominated in U.S. Dollars. Additionally, the Group held bonds and short-term deposits classified as Other financial assets denominated in Euros in the amount of
€123.3
million and U.S. Dollars in the amount of
€87.0
million as of December 31, 2022.

The Group recognized significant foreign exchange income and losses in 2022, as Immatics N.V.`s and Immatics GmbH´s functional currency is Euro, due to significant holdings of U.S. dollar amounts. The Group recognized significant foreign exchange income in 2021 and in 2020 significant foreign exchange losses. Cash and cash equivalents and Other financial assets balances denominated in U.S. dollars held by entities with functional currency of EUR are as follows:
Cash, cash equivalents and financial assets Immatics N.V. held in USD

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Cash and cash equivalents	31,350	10,410
Financial assets	51,438	—

Total assets exposed to the risk	82,788	10,410

Conversion rate EUR/USD as of December 31, 2022: 1/1.06660
Cash, cash equivalents and financial assets Immatics GmbH held in USD

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Cash and cash equivalents	34,225	11,787
Financial assets	37,363	—

Total assets exposed to the risk	71,588	11,787

Conversion rate EUR/USD as of December 31, 2022: 1/1.06660
In 2022, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group`s profit would have been €14 million lower/€17 million higher, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.
Sensitivity analysis Immatics N.V.:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.0773	(820)	81,968
Euro strengths by 1% against U.S. dollars	1.0559	836	83,624
Euro weakens by 5% against U.S. dollars	1.1199	(3,942)	78,845
Euro strengths by 5% against U.S. dollars	1.0133	4,357	87,145
Euro weakens by 10% against U.S. dollars	1.1733	(7,526)	75,261
Euro strengths by 10% against U.S. dollars	0.9599	9,199	91,986

Sensitivity analysis Immatics GmbH:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.0773	(709)	71,055
Euro strengths by 1% against U.S. dollars	1.0559	723	72,491
Euro weakens by 5% against U.S. dollars	1.1199	(3,409)	68,349
Euro strengths by 5% against U.S. dollars	1.0133	3,768	75,543
Euro weakens by 10% against U.S. dollars	1.1733	(6,508)	65,242
Euro strengths by 10% against U.S. dollars	0.9599	7,954	79,740
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
The wholly-owned subsidiary Immatics US, Inc. is located in the United States and has US Dollars as its functional currency. Therefore, the Group is subject to currency fluctuations that would
a
ffect the other comprehensive income and equity of the Group.
Sensitivity analysis Immatics US Inc. for 2022:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.0773	189	(18,873)
Euro strengths by 1% against U.S. dollars	1.0559	(193)	(19,255)
Euro weakens by 5% against U.S. dollars	1.1199	908	(18,154)
Euro strengths by 5% against U.S. dollars	1.0133	(1,003)	(20,065)
Euro weakens by 10% against U.S. dollars	1.1733	1,733	(17,329)
Euro strengths by 10% against U.S. dollars	0.9599	(2,118)	(21,180)

Sensitivity analysis Immatics US Inc. for 2021:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.1439	(290)	28,961
Euro strengths by 1% against U.S. dollars	1.1213	295	29,547
Euro weakens by 5% against U.S. dollars	1.1892	(1,393)	27,858
Euro strengths by 5% against U.S. dollars	1.0760	1,540	30,791
Euro weakens by 10% against U.S. dollars	1.2459	(2,659)	26,592
Euro strengths by 10% against U.S. dollars	1.0193	3,250	32,501
Liquidity risk
The Group continuously monitors its risk to a shortage of funds. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises.
As of December 31, 2022, and 2021, the Group held the following funds which are expected to generate cash inflows in time, to counteract liquidity risk.

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Cash and cash equivalents	148,519	132,994
Bonds	58,756	12,123
Short-term deposits	154,930	—

Total funds available	362,205	145,117

Market risk and currency risk of warrants
The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value through profit and loss on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the Nasdaq Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.7 million with a corresponding effect in the equity as of December 31, 2022. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €2.8 million with a corresponding effect in the equity as of December 31, 2021.
Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. Dollar while the functional currency of Immatics N.V. is Euro. A reasonably increase (decrease) in the U.S. Dollar / Euro exchange rate by 10%, with all other variables held constant, would lead to a gain (loss) before tax of €1.5 million /(€1.9 million) with a corresponding effect in the equity as of December 31, 2022. A reasonably increase (decrease) in the U.S. Dollar / Euro exchange rate by 10%, with all other variables held constant, would lead to a gain (loss) before tax of €2.5 million /(€3.1 million) with a corresponding effect in the equity as of December 31, 2021.
The risks associated with our warrants result in
non-cash,
non-operating
financial statement effects and have no impact on the Company’s cash position, operating expenses or cash flows.
Capital management
The Group’s capital management objectives are designed primarily to finance our growth strategy.

The Group reviews the total amount of cash on a regular basis. As part of this review, the Group considers the total cash and cash equivalents, the cash outflow, currency translation differences and refinancing activities. The Group monitors cash using a burn rate. The cash burn rate is defined as the average monthly net cash flow from operating and investing activities during a financial year. In general, the aim is to maximize the financial resources available for further research and development projects. The Group is not subject to externally imposed capital requirements. The Group’s capital management objectives were achieved in the reporting year.

23.	Financial Instruments
Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements as of December 31, 2022 and 2021, respectively.

	Carrying amount per measurement category
	Financial assets		Financial liabilities
Euros in thousands	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	31.12.2022
Current/non-current assets
Cash and cash equivalents	—	148,519	—	—	148,519
Short-term deposits*	—	154,930	—	—	154,930
Bonds*	—	58,756	—	—	58,756
Accounts receivables	—	1,111	—	—	1,111
Other current/non-current assets	—	2,402	—	—	2,402

Current/non-current liabilities
Accounts payable	—	—	—	11,735	11,735
Other current liabilities	—	—	—	54	54
Liabilities for warrants	—	—	16,914	—	16,914
Lease liabilities	—	—	—	14,563	14,563

Total	—	365,718	16,914	26,352	408,984

	Carrying amount per measurement category
	Financial assets		Financial liabilities
Euros in thousands	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	31.12.2021
Current/non-current assets
Cash and cash equivalents	—	132,994	—	—	132,994
Short-term deposits*	—	—	—	—	—
Bonds*	—	12,123	—	—	12,123
Accounts receivables	—	682	—	—	682
Other current/non-current assets	—	691	—	—	691

Current/non-current liabilities
Accounts payable	—	—	—	11,624	11,624
Other current liabilities	—	—	—	727	727
Liabilities for warrants	—	—	27,859	—	27,859
Lease liabilities	—	—	—	9,853	9,853

Total	—	146,490	27,859	22,204	196,553

*	“Short-term deposits” and “Bonds” are classified within Other financial assets

In all valuation categories with the exception of Bonds, the carrying amount represents a reasonable approximation of the fair value based on the short-term maturities of these instruments. Set out below are the carrying amounts and fair values of the Group’s Bonds as of December 31, 2022 and 2021, respectively. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	As of
	December 31, 2022		December 31, 2021
Euros in thousands	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	58,756	58,300	12,123	12,113

Total	58,756	58,300	12,123	12,113

The following methods and assumptions were used to estimate the fair values: All financial assets are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. All financial liabilities are also categorized Level 1.
The bonds’ contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost. Bonds are classified as Level 1 of the fair value hierarchy, as they are listed on publicly traded markets.
Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Profit/(Loss) as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.
The Groups net result from financial instruments by measurement categories are disclosed below for the years ended December 31, 2022 and 2021, respectively.

	Year ended December 31,
Euros in thousands	2022	2021	2020
Financial assets at amortized cost	1,849	5,119	(8,959)
Financial assets at fair value through profit and loss	—	(884)	2,099
Financial liabilities at amortized cost	(712)	(286)	(254)
Financial liabilities at fair value through profit and loss	10,945	(10,990)	17,775

Total	12,082	(7,041)	10,661

The following table shows the changes of the liabilities from financing activities, classified as cash effective and non-cash
effective as of December 31, 2022 and 2021, respectively.

	As of
	December 31, 2022		December 31, 2021
Euros in thousands	Cash effective	Non-cash effective	Cash effective	Non-cash effective
Liabilities for warrants	—	10,945	—	(10,990)
Lease Liabilities	2,843	4,710	2,707	3,666

Total	2,843	15,655	2,707	(7,324)

24.	Commitments and contingencies
Contractual obligations for 2022 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,613	5,045	3,872	6,036	18,566
Other lease obligation s	637	1,424	1,521	1,420	5,002

Total	4,250	6,469	5,392	7,456	25,568

Contractual obligations for 2021 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	2,913	4,477	2,007	932	10,329
Other lease obligations	66	1,258	1,362	2,040	4,726
Contract research organization agreements	1,681	—	—	—	1,681

Total	4,659	5,735	3,370	2,972	16,735

Other lease obligations comprise of obligations for leases classified as short-term and low value as well as obligations for leases signed but not yet started.
The warrants will expire five years after the completion of the ARYA Merger or earlier upon redemption or liquidation in accordance with their terms.
As of December 31, 2022, and 2021 the Group is potentially liable to pay €1.6 million to a third-party upon successfully completing the milestone of the first clinical lead selection in connection with Immatics collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

25.	Related party disclosures
Key management personnel have been defined as the members of the Executive Committee of Immatics N.V.

Compensation of key management personnel consist of the following:

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Fixed	2,706	2,481	2,660
Variable	1,543	1,317	886
Share-based compensation expenses	14,325	17,016	13,841

Total	18,574	20,814	17,387

Fixed and variable key management compensation represent short-term employee benefits.
The
non-executive
members of the Board of Directors of the Group received a fixed fee. Total compensation for the non-executive
members of the Board amounted to €1.7 million in 2022:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen und Halbach	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Nancy Valente	Eliot Forster	Total
Board compensation	80	40	55	52	40	40	32	40	379
Share-based compensation expenses	178	206	177	177	177	177	64	180	1,336

Total	258	246	232	229	217	217	96	220	1,715

Total compensation for the
non-executive
members of the Board amounted to €2.1 million in 2021:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen und Halbach	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Board compensation	80	20	55	53	40	40	20	40	348
Travel expenses	—	1	10	—	3	—	—	1	15
Share-based compensation expenses	1,143	30	114	114	114	114	—	122	1,751

Total	1,223	51	179	167	157	154	20	163	2,114

On July 1, 2021, Immatics changed its structure from a
two-tier
Board to a
one-tier
Board and Supervisory Board members became
non-executive
members of the Board of Directors. Total compensation for the Supervisory Board amounted to €4.1 million in 2020:

(Euros in thousands)	Peter Chambré	Harald F. Stock	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Supervisory board compensation	140	16	28	26	20	20	20	12	282
Travel expenses	4	—	—	—	—	—	—	—	4
Payment Exit arrangement	2,394	—	—	—	—	—	—	—	2,394
Share-based compensation expenses	1,046	—	70	70	70	70	70	40	1,436

Total	3,584	16	98	96	90	90	90	52	4,116

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and in addition, performance-based options to its management upon closing of the ARYA Merger. At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Group’s 2022 stock option and incentive plan (“2022 Equity Plan”). Service options granted out of the 2020 Incentive Plan, will vest based upon satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. Service options granted out of the 2022 Equity Plan to the Board of Directors, will vest in full after a one-year
service time.

The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ Directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Managing Director
Harpreet Singh	Performance- based options	June 30, 2020	1,598,000	10.00	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10.00	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
Harpreet Singh	Converted options	June 30, 2020	30,939	1.06	July 1, 2027
Harpreet Singh	Converted options	June 30, 2020	145,371	1.17	January 1, 2028
Harpreet Singh	Service options	December 17, 2020	168,000	9.70	December 17, 2030
Harpreet Singh	Service options	December 9, 2021	168,000	11.00	December 9, 2031
Harpreet Singh	Service options	June 14, 2022	135,000	7.94	June 14, 2032
Harpreet Singh	Service options	December 13, 2022	388,000	9.75	December 13, 2032
Board of Directors
Peter Chambré	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
Peter Chambré	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Peter Chambré	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Adam Stone	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Adam Stone	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Adam Stone	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Heather L. Mason	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Heather L. Mason	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Heather L. Mason	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Michael G. Atieh	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Michael G. Atieh	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Michael G. Atieh	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Paul Carter	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Paul Carter	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Paul Carter	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2030
Eliot Forster	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Eliot Forster	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Friedrich von Bohlen und Halbach	Service options	June 17, 2021	25,000	12.05	June 17, 2031
Friedrich von Bohlen und Halbach	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Friedrich von Bohlen und Halbach	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Nancy Valente	Service options	March 22, 2022	30,000	7.40	March 22, 2032

An additional aggregate of 652,500 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel in 2022, who are members of the Executive Committee but not Directors. Certain key management personnel were also participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan).
As part of the replacement awards issued in connection with the ARYA Merger (See Note 17), these key management personnel received in 2020 cash payments before taxes of €3.4 million, 417,415 converted options in Immatics N.V. and 750,076 matching stock options in Immatics N.V. The cash payments mainly covered wage tax obligations of the employees.
Until December 31, 2022, no options granted to directors and executive officers forfeited or were exercised. Refer to section “18. Share-based payments” regarding further details of the Groups share-based compensation.
There are no outstanding balances, including commitments, other than the above mentioned with related parties.
The Group did not enter into transactions with related entities in 2022, 2021 and 2020 other than the mentioned compensation contracts.
26. Earnings and Loss per Share
The Group reported basic and diluted earnings per share. Basic earnings per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share for the year ended December 31, 2022, are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Groups weighted average share price for the year ended December 31, 2022, are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares. The Group was loss-making during the year ended December 31, 2021 and 2020, therefore all instruments are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards and the 7,187,500 Immatics Warrants issued in 2020 and outstanding as of December 31, 2022.

	Year ended December 31,
	2022	2021	2020
Net profit/(loss):	37,514	(93,335)	(211,841)
Basic	0.56	(1.48)	(4.40)
Diluted	0.55	(1.48)	(4.40)
Weighted average shares outstanding:
Basic	67,220,824	62,912,921	48,001,228
Diluted	68,824,906	62,912,921	48,001,228

27.	Events occurring after the reporting period
The Company evaluated further subsequent events for recognition or disclosure through March 22, 2023 and did not identify additional material subsequent events.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: March 22, 2023

Immatics N.V.

By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director