Form 20-F
period 2023-12-31
Immatics N.V.
filed 2024-03-21
CIK 1809196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.01 per share: 84,657,789
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

Financial Information

The terms “dollar”, “USD” or “$” refer to the U.S. dollar and the term “euro”, “EUR” or “€” refer to the euro, unless otherwise indicated. The exchange rate used for conversion between U.S. dollars and euros is based on the ECB euro reference exchange rate published by the European Central Bank.

Our consolidated financial statements are presented in euros and have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding our current expectations or forecasts of future events. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential”, among others. These forward-looking statements include:

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

•	assumptions relating to the identification of serious adverse, unexpected, undesirable or unacceptable side effects related to our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•	the potential advantages and differentiated profile of ACT and TCR Bispecific product candidates compared to existing therapies for the applicable indications;

•	our ability to successfully manufacture or have manufactured drug product for clinical trials and commercialization;

•	our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved;

•	assumptions relating to the rate and degree of market acceptance of any approved product candidates;

•	the pricing and reimbursement of our product candidates;

•	our ability to identify and develop additional product candidates;

•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;

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

•

our expectations regarding geopolitical actions and conflict, war and terrorism, including the recent conflicts between Russia and Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be a foreign private issuer.

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

We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from product sales. We have incurred net losses in each year since inception except for the year ended December 31, 2022, as a result of received upfront payments from our licensing agreements which we have recorded partially as a one-time revenue under revenue recognition guidelines. As of December 31, 2023, we had accumulated consolidated losses of €597.3 million. We do not expect to generate any meaningful revenue from commercializing products for the foreseeable future. We expect to incur significant additional and increasing operating losses in the future as we continue and expand our research and development efforts for our product candidates.

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

As of December 31, 2023, we had €425.9 million in Cash and cash equivalents and Other financial assets. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

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

We operate internationally and are exposed to fluctuations in foreign exchange rates between the euro and other currencies, particularly the U.S. dollar. Our reporting currency is the euro and, as a result, financial line items are converted into euros at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will continue to be denominated in currencies other than the euro. Unfavorable developments in the value of the euro relative to other relevant currencies, especially the U.S. dollar, have in the past adversely affected and could in the future adversely affect our business and financial condition.

The use of net operating loss carryforwards may be limited.

Both Immatics OpCo and Immatics US, Inc. (“Immatics US”) incurred significant losses in the past and therefore are entitled to use net operating loss carryforwards. For the year ended December 31, 2023, we had German federal net operating loss carryforwards of €216.3 million and Immatics US had U.S. federal net operating loss carryforwards of €146.7 million. German federal net operating loss carryforwards and U.S. federal net operating loss carryforwards arising in taxable years ending after December 31, 2017 do not expire, whereas U.S. federal net operating loss carryforwards arising before or in taxable years ending December 31, 2017 will begin to expire in 2027. Limitation on tax loss carry forwards with respect to U.S. federal net operating losses arising in taxable years beginning after December 31, 2017, is 80% of each subsequent year’s net income and with respect to German federal net operating losses, 60% of each subsequent year’s net income. These have an indefinite carry forward period, but no carry back option. The operating loss carryforwards are subject to various limitations, including limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) if Immatics US has a cumulative change in ownership of more than 50% within a three-year period. Further, due to our limited income, there is a high risk that our operating loss carryforwards will expire in part and cannot be used to offset future taxable income.

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

Our success depends heavily on the successful further development of our current and future product candidates and our research pipeline and regulatory approval of our current and future product candidates, all of which are subject to risks and uncertainties beyond our control. We are conducting clinical trials for IMA203, IMA401 and IMA402 and preclinical studies for our other product candidates. There can be no assurance that any of our product candidates will prove to be safe, effective or commercially viable treatments for cancer.

If we discontinue development of a product candidate, we will not receive the anticipated revenues from that product candidate, and we may not receive any return on our investment in that product candidate. We may discontinue product candidates if such product candidates do not prove to be safe and effective, or for other reasons, such as changes in the competitive environment or the standard of care and the prioritization of our resources.

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

•	unforeseen safety issues, including occurrence of adverse events associated with the product candidate that are viewed to outweigh the product candidate’s potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	lack of adequate funding to continue the clinical trial; or

•	delays and disruptions as a result of health pandemics or geopolitical events.

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

•	the ability to obtain and maintain patient consents; and

•	inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies.

Not all patients suffering from a specific cancer that is in principle addressable by our product candidates are eligible for our clinical trials and therapies. First, patients must express a specific genetic marker called HLA-A*02. While this marker is found on approximately 40-50% of individuals in North America and Europe, it is less frequent in other populations, such as China or Japan. If human leukocyte antigen (“HLA”) screening for a patient shows that HLA-A*02 is not expressed, he or she cannot be treated with our current product candidates. Second, the prevalence of the targets addressed by our product candidates differs between different tumor entities. For a given patient, a biomarker assay must be performed in order to find out whether he or she expresses one of the targets and can be treated with one of our product candidates. We cannot be certain that the anticipated and assumed target prevalence rates are confirmed in the patient populations of our clinical trials, and lower target prevalence rates may be experienced. Third, further eligibility criteria are in place to ensure that the patients can tolerate and potentially benefit from the treatment. Thus, only a few of the patients screened for our clinical trials will receive cellular or TCR Bispecifics products. Patients may therefore be hesitant to consent to our trials, and overall, many more patients will have to be screened to treat the targeted number of patients. It is uncertain how many more patients we will be required to screen. If the required number of patient screenings is much higher than anticipated, our clinical trial costs may increase. To mitigate this risk, we are testing several tumor targets in parallel in our clinical trials and have further product candidates against other HLA-types in early preclinical development. However, we cannot be certain whether this will be successful and effective in enhancing recruitment.

Our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some eligible patients may instead opt to enroll in a competitor’s trial. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Enrolling patients at the same sites as our competitors may compromise the quality and conclusiveness of our clinical data by introducing bias. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any clinical trial. In addition, potential enrollees in our ACT trials may opt to participate in other clinical trials because of the length of time between the time that their tumor is analyzed, and the cellular product is manufactured and infused back into the patient. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

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

In our cell therapy clinical trials, most commonly reported Grade ≥3 treatment-emergent adverse events (“TEAEs”) were cytopenias. In addition, one patient treated with IMA401 and one patient treated with IMA203CD8 have experienced Grade 5 adverse events, possibly related to the treatments. The IMA401 patient deceased 43 days after the last IMA401 treatment due to (obstructive) pneumonia occurring in the context of tumor progression in the lung and persistent neutropenia, after declining any additional treatment. In case of IMA203CD8, the patient’s immediate cause of death was considered to be fatal sepsis, aggravated by the immunosuppression, a high-grade Immune Effector Cell-Associated Hemophagocytic Lymphohistiocytosis-Like Syndrome (IEC-HS), and the fast-progressing disease. There can be no assurance that patients treated with our product candidates will not experience these and other serious adverse side effects and there can be no assurance that the FDA, the EMA or comparable regulatory authorities will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval. In particular, our clinical trials enroll patients who have failed all available standard-of-care treatments. As a result, these patients may be immunocompromised and thus are more susceptible to serious adverse side effects. In addition, certain of our protocols involve further weakening of patients’ immune response (e.g., through lymphodepletion) prior to receiving our product candidates, which may further increase the severity and frequency of serious adverse side effects.

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

Positive and promising results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage clinical trials or from clinical trials of the same product candidates. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Late-stage clinical trials could differ in significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. In particular, we expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, as for our cellular therapy product candidates, than for “off-the-shelf” products, like many other drugs. Therefore, despite positive results observed in early-stage clinical trials, our product candidates may fail to demonstrate sufficient efficacy in our registration-enabling or confirmatory clinical trials.

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

While we have and will continue to implement advancements to the process, the current methods of treatment are very labor intensive and expensive, which has limited their widespread application. We have and will continue to develop new processes that we anticipate will enable more efficient manufacturing of ACT. We may have difficulty demonstrating that the products produced from our new processes are comparable to the existing products. The FDA, the EMA and comparable regulatory authorities may require changes to our manufacturing specifications and/or additional clinical testing before permitting a larger clinical trial with the new processes, and the product may not demonstrate the desired activity in new clinical trials. In the manufacturing of cellular products, even small changes in manufacturing processes could alter the cell types, so our ability to predict the outcomes with newer manufacturing processes is limited. The changes that we have made to the historical manufacturing process may require additional testing, which may increase costs and timelines associated with these developments.

Our TCR Bispecific product candidates contain features that have not been previously tested in this composition in clinical trials or marketed products. The FDA, the EMA and comparable regulatory authorities may require additional non-clinical studies before permitting us to enter clinical trials with our product candidates. Regulatory authorities may also ask for additional early-stage trials or production of additional batches of TCR Bispecific product candidates before permitting larger clinical trials or registration-enabling trials. To comply with those requests would increase costs and timelines for the development of our TCR Bispecific product candidates.

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

Because we are developing novel cell immunotherapy product candidates that are unique biological entities, the regulatory requirements to which we will be subject are still evolving and may change rapidly. Even with respect to more established products that fit into the categories of cell and gene therapies, the regulatory landscape is still developing. For example, regulatory requirements governing clinical development of gene therapy products and cell therapy products have become more stringent and comprehensive frequently and may continue to extend in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (“OTAT”), formerly known as the Office of Cellular, Tissue and Gene Therapies (“OCTGT”), within its Center for Biologics Evaluation and Research (“CBER”) to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Cell and gene therapy clinical trials in the U.S. are also subject to review and oversight by an institutional biosafety committee (“IBC”), a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Similar regulatory bodies exist in Europe and other jurisdictions. In addition, adverse developments in clinical trials of cell and gene therapy products conducted by others may cause the FDA, the EMA and comparable regulatory authorities to change the requirements for approval of any of our product candidates.

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

If and when our ongoing Phase 1 clinical trials for IMA203 and/or IMA401 are completed and, assuming positive data, we expect to advance to potential registration-enabling trials, either directly or following a Phase 2 trial.

If the trial results are sufficiently compelling, we intend to discuss with the FDA a BLA submission for the relevant product candidate. Further, we plan to have discussions with other authorities, such as the EMA or Health Canada regarding any planned marketing authorization submissions. It cannot be guaranteed that FDA, the EMA and other regulatory authorities will agree to move to a registration-enabling trial on the basis of data generated and may ask for additional data. Even if the FDA, the EMA or other regulatory authorities agrees with the design and implementation of the clinical trials set forth in an IND and CTA, we cannot guarantee that the regulatory authorities will not change their requirements in the future. For example, the regulatory authorities may require that we conduct a comparative trial against an approved therapy including potentially an approved autologous T cell therapy, which would significantly delay our development timelines and require substantially more resources. In addition, the regulatory authorities may only allow us to evaluate patients that have already failed autologous therapy or very late-stage patients, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and our product candidates may fail to improve outcomes for such patients.

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

We may attempt to seek approval on a per indication basis for our product candidates on the basis of a single registration-enabling trial or on the basis of data from one or more uncontrolled trials. While the FDA requires in most cases two adequate and well-controlled registration-enabling clinical trials to demonstrate the efficacy of a product candidate, a single trial with strong confirmatory evidence may be sufficient in instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and if confirmation of the result in a second trial would be practically or ethically impossible. In rare cancer indications with very limited treatment options, a large and/or controlled trial is often not feasible and thus data from smaller and even uncontrolled trials may be sufficient for regulatory approval. It is difficult for us to predict with such a novel technology exactly what will be required by the regulatory authorities in order to take our product candidates to market or the timeframes under which the relevant regulatory approvals can be obtained.

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

Our product candidates are cellular products or biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. The manufacture of our cellular product candidates involves complex processes, including, for example, for ACTengine genetically modified autologous T cell products (IMA203 and IMA204), harvesting and transporting blood cells from every patient for T cell isolation, engineering of the T cells to express a specific T cell receptor for a tumor target, ex vivo multiplying the T cells to obtain the desired cell numbers for the dose, and finally transporting of the T cell product back to the patient for infusing the modified T cells back into the same patient. As a result of the complexities, the cost to manufacture cellular products per dose is generally higher than traditional small molecule chemical compounds or biologics, and the manufacturing process is less reliable, more variable and is more difficult to reproduce. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ blood cells, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material especially from heavily treated cancer patients, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material, or any intermediate product at any point in the process, or if any product does not meet the present specifications, the manufacturing process for that patient will need to be restarted, sometimes including re-collection of blood cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen, that failed product manufacture may prevent a patient from getting a T cell product. If microbial, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

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

Currently, our cellular product candidates are manufactured using processes developed or modified by us but based on current industry standards sufficient to serve early-stage development of our product candidates. We anticipate implementing further developments for registration-enabling and commercial manufacturing. The final process will be closed, partially automated and viable for advanced clinical trials through product registration and all ongoing and future company-sponsored clinical trials. Although we believe that this process is commercially viable, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process upscaling, scale-out, process reproducibility, technology transfer, stability issues, lot consistency, and timely availability of raw materials. This includes potential risks associated with the FDA not agreeing with all of the details of our validation data or our potency assay for our Phase 1 or future Phase 2 clinical trials. Furthermore, we or some of our CMOs may not be able to establish comparability of our/their products with the ACT products used in our Phase 1 or future Phase 2 clinical trials or may not be fully validated prior to starting our registration-enabling clinical trial. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

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

Manufacturing of TCR Bispecifics (TCER), such as IMA401 and IMA402 and potential future product candidates, is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, issues with purity, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, inacceptable purity, product defects, loss of production batches and other supply disruptions. In such cases, our development program may experience major delays and we may have to produce a new batch of a given TCER. This will be costly and will delay our TCER development program. In particular, production of a new cGMP batch may be time-consuming, as it relies on the availability of facilities with cGMP capabilities at our CMO, and such facilities must be booked far in advance. We may also experience failure of production of the master cell bank that is used to produce our TCER molecules. For example, missing clonality of the cell line or non-sterility of the cell bank may require production of a new master cell bank which would be associated with additional costs and delays.

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

In addition, the manufacturing process and facilities for any products that we may develop is subject to FDA, EMA and comparable regulatory authority approval processes, and we and our CMOs will need to meet all applicable regulatory authority requirements, including cGMP and cGTP requirements, on an ongoing basis, including requirements pertaining to quality control, quality assurance, and the maintenance of records and documentation. The FDA, the EMA and comparable regulatory authorities enforce these requirements through facility inspections. Manufacturing facilities must be approved by the FDA pursuant to inspections that will be conducted after we submit our marketing applications. Manufacturers are also subject to continuing FDA, EMA and comparable regulatory authority inspections following marketing approval. Further, we, in cooperation with our CMOs, must supply all necessary chemistry, manufacturing, and control documentation in support of a BLA on a timely basis.

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

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-

effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval.

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

Our revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions where we may seek to commercialize our product candidates, if approved. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

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

To scale our cell therapies for registration-enabling trials and initial commercial manufacturing, we completed the construction of a state-of-the-art ~ 100,000 square foot GMP manufacturing facility in Stafford, Texas within the greater metropolitan area of Houston, Texas. We have contractual agreements in place with GMP suppliers of lentiviral vectors, which is the most critical raw material for the manufacturing of genetically modified T cells products.

Our manufacturing strategy for TCER includes CMOs for cell line development, process development, formulation development, cGMP manufacturing, analytics, release testing, fill and finish, packaging and storage. For example, we have an arrangement with a CMO for the manufacturing of IMA402 for a potential clinical trial, and we may establish similar arrangements in the future.

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

We have collaboration agreements and license agreements with, for example MD Anderson, Genmab, Bristol-Myers Squibb (“BMS”) and Moderna. These agreements provide us with important funding for our development programs and technology platforms. If our therapeutic programs and related collaborations do not result in the successful development and commercialization of products or if one of our collaborators or licensors terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments associated with such collaboration or license arrangement. For example, our collaboration agreement with GlaxoSmithKline was terminated in 2022. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. The termination was a non-adjusting subsequent event and is therefore not reflected in revenue from collaboration agreements. As a result, we will not receive any future milestone or royalty payments under these collaborations. In addition, any termination of an agreement by the relevant collaborators could affect our ability to develop further such product candidates or adversely affect how we are perceived in scientific and financial communities. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators.

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

There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we or our third-party suppliers are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we or our third-party suppliers were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including treble damages if the infringement is found to be willful, suspend the manufacture of certain product candidates or reengineer or rebrand our product candidates, if feasible, or we may be unable to enter certain new product markets. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product or technology, however such a license may not be available on commercially reasonable terms or at all. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a nonexclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Any such claims could also be expensive and time-consuming to defend and divert management’s attention and resources. Our competitive position could suffer as a result. In addition, if we have declined to enter into a valid non-disclosure or assignment agreement for any reason, we may not own an invention or intellectual property rights and may not be adequately protected. Although we have performed full freedom-to-operate searches and analysis for various aspects of our product candidates, we cannot be certain that there are no patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. In addition, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates and we may not be aware of such patents. Thus, we cannot guarantee that we can successfully commercialize product candidates in a way that will not infringe any third party’s intellectual property.

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

Should third parties file patent applications or be issued patents claiming technology we also use or claim, we may be required to participate in interference proceedings in the USPTO involving our issued patents and pending patent applications to determine priority of invention. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms or at all.

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

We may rely on trademarks and trade names to protect our business. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or marks which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. For example, TauRx Pharmaceutical Ltd. has filed a trademark opposition against our EU trademark IMTX. If we are unsuccessful in this opposition, we may be required to change our branding which could cause us to incur substantial costs and impede our ability to build and sustain name recognition for such platform. For more information on the opposition proceeding see “Business — Legal Proceedings.” In addition, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business, financial condition, results of operations and prospects may be significantly harmed. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could significantly harm our business, financial condition, results of operations and prospects.

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

Our business could be adversely affected by health epidemics in regions where we have clinical trial sites or other business operations. Such health epidemics could disrupt our research and development outcomes and schedules, clinical trials, supply and manufacturing of our products and regulatory submissions and interactions and could subject us to additional expenses and obligations, and cause significant disruptions in the operations of third-party manufacturers and CROs upon whom we rely. To the extent any pandemic, epidemic or outbreak of an infectious disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects or are more convenient than any products that we may develop, which would render our products obsolete or non-competitive. Our competitors also may obtain FDA, EMA or regulatory approval in other jurisdictions for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

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

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (for example, Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Due to the amount of sensitive information we process and our use of electronic systems, we may fail to comply with all applicable health and data protection laws and regulations and/or suffer data or security breaches. Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA” and collectively, “CCPA”) increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the CPRA significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. As we expand our operations and research and development efforts, the CCPA may impose new and burdensome privacy compliance obligations on our business, may increase our compliance costs and potential liability. Other states have enacted and are considering enacting similar laws and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of non-compliance and penalties for non-compliance. Regulation 2016/679, known as the General Data Protection Regulation (“GDPR”), as well as European Union member states implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Union, or in certain circumstances, by companies located outside of the European Union and processing personal information of individuals located in the European Union.

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area (the “EEA”), such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains. For example, in July 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the so-called Privacy Shield, which provided a framework for data transferred from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the EU. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework (the “EU-US DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that the EU-US DPF ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was.

Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with new European Union data protection rules. The GDPR also contains a private right of action allowing data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Therefore, any actual or perceived failure to comply with the GDPR requirements could result in pecuniary fines, enforcement notices, regulatory investigations, compensation claims for financial or non-financial loss by affected individuals, as well as negative publicity, reputational harm and a potential loss of business and goodwill.

Additionally, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the United Kingdom. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and may be modified or revoked in the interim. Should the European Commission modify or revoke its adequacy determination, the United Kingdom may become an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom would require a “transfer mechanism,” such as the standard contractual clauses. In the future there may be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. In addition, on October 12, 2023, the UK-US Data Bridge went into effect to operate as an extension of the EU-US DPF to enable the transfer of personal data between the UK and certified entities in the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-US DPF. As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain changes to our data transfer policies and procedures, and update and implement revised documentation and measures for transfers of personal information outside the EEA and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.

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

If a failure, accident, data or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including personally identifiable information and our intellectual property or financial information, a material disruption of our programs and/or significant monetary losses. For example, the loss of XPRESIDENT raw data, the XPRESIDENT database or other data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. Our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the further development of our product candidates could be disrupted.

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

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial sites and/or study participants;

•	significant costs to defend the related litigations;

•	a diversion of management’s time and our resources to pursue our business strategy;

•	substantial monetary awards to study participants or patients;

•	product recalls, withdrawals or labelling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our product candidates that we may develop; and

•	a decline in the price of our securities.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. While we have obtained clinical trial insurance for our clinical trials, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In such instance, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

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

•

business interruptions resulting from geopolitical actions and conflict, war and terrorism, including the recent conflict between Russia and Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets, volatility and stress within the banking sector and the measures governments and financial services companies have taken in response; and

•	business interruptions resulting from natural disasters, including earthquakes, typhoons, floods and fires.

In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may continue to pose certain implications for our research, commercial and general business operations, including the approval and supply of our product candidates. The Trade and Cooperation Agreement between the United Kingdom and the European Union is comprehensive but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and the European Union.

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

Risks Related to Ownership of Our Securities

The market price of our securities has been and may continue to be volatile and may fluctuate due to factors beyond our control.

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

As of January 31, 2024, we had outstanding 7,187,500 warrants to purchase an equivalent number of our ordinary shares at an exercise price of $11.50 per ordinary share. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our ordinary shares may be issued in the future. We cannot quantify the number of ordinary shares that will be issued in connection with the exercise, if any. However, the issuance of ordinary shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our ordinary shares and could materially affect the trading price of our ordinary shares.

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

We are organized and exist under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands.

We are organized and exist under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our directors and executive officers), are governed in certain respects by the laws of the Netherlands.

We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.

Furthermore, significant assets are located outside the United States. On the date of this Annual Report, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending), a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

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

Furthermore, in accordance with the Dutch Corporate Governance Code, or DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted the Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), the Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and explore alternatives. At the end of the response time, the Board shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2024, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the application of US GAAP, as of January 1, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

Risks Related to Taxation

There is a significant risk that we will be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences for U.S. investors in our ordinary shares or warrants.

In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of these calculations, a non-U.S. corporation is treated as if it holds a proportionate share of the assets of, and receives directly its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such other corporation. Passive income generally includes interest, dividends, certain non-active rents and royalties (other than certain rents and royalties derived in an active conduct of a trade or business), and capital gains. Cash is generally a passive asset for these purposes. In addition, goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is attributable to activities that produce active income.

We hold a substantial amount of cash and other passive assets. In addition, our PFIC status for the current and any future taxable year may depend, in large part, on the market price of our ordinary shares from time to time. Our market capitalization has been volatile. Accordingly, to the extent that the value of our non-passive assets is determined by reference to our market capitalization, there is a significant risk that we may be a PFIC for our current taxable year and future taxable years. However, such determination can only be made after the end of the taxable year.

If we were a PFIC for any taxable year during which a U.S. holder owns our ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” below.

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

Furthermore, the withholding tax restriction referred to above is based on the current choices and reservation of Germany under the MLI. If Germany changes its MLI choices and reservation, we may not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands may be subject to dividend withholding tax both in Germany and the Netherlands.

Changes in the tax laws, or in their interpretation or enforcement, could have a material adverse effect on our financial condition and results of operations.

If the tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, or result in increased costs. As a result, these changes may have a material adverse effect on our business, results of operations and financial condition.

In addition, in the past, several foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities.

The OECD introduced a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million, subject to certain exclusions (the “OECD Pillar Two Globe Rules”). All participating OECD members are expected to incorporate these rules into national legislation in accordance with the OECD Pillar Two Globe Rules, and in many countries new legislation is already applicable, or is in the process of being adopted. In particular, Germany and the Netherlands have adopted a new global minimum tax (Mindeststeuergesetz in Germany and Wet minimumbelasting 2024 in the Netherlands) implementing the OECD Pillar Two Globe Rules and transposing the European Union’s directive on Pillar Two (Council Directive (EU) 2022/2523 of December 14, 2022). Generally, the OECD Pillar Two Globe Rules, as implemented by each jurisdiction, are effective for business years starting after December 30, 2023.

On February 2, 2023, the OECD published its Agreed Administrative Guidance for the Pillar Two Globe Rules providing greater detail on the application of the rules. On May 23, 2023, the International Accounting

Standards Board (IASB) amended IAS 12 to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. On November 8, 2023, the EU Endorsement Board adopted the IASB amendments to IAS 12.

The Group’s revenue is below the revenue threshold of €750 million and therefore we would not be in scope of the OECD Pillar Two Globe Rules on a standalone basis and, as such, do not expect any changes to our accounting for taxes due. We continue to assess the OECD Pillar Two Globe Rules tax and compliance consequences.

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

B. Business Overview

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor- (“TCR”) based immunotherapies for the treatment of patients with solid tumors with unmet medical need. Our objective is to deliver a meaningful impact on the lives of these patients by developing novel TCR-based immunotherapies that achieve an effect beyond an incremental clinical benefit.

We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our shareholders, our employees, and our partners.

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

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies

(“ACT”) and antibody-like Bispecifics, also called T Cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations. Our current pipeline shown below comprises several proprietary and partnered TCR-based product candidates in clinical and preclinical development.

1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Immatics’ proprietary ACTallo platform utilizing Editas’ CRISPR gene editing technology; 3 mRNA-enabled in vivo expressed TCER molecules; IMA203 Cohort B (IMA203 in combination with an immune checkpoint inhibitor) has previously been deprioritized

The autologous ACTengine TCR-engineered T cells (“TCR-T”) have already shown strong clinical anti-tumor activity in patients with high tumor burden. They are designed as single infusion treatments (“one-and-done”) administered at specialized medical centers and require a personalized autologous cell supply chain. In addition to our autologous ACTengine product candidates, we are also building an allogeneic, off-the-shelf, platform (ACTallo) based on allogeneic (i.e. third-party donor-derived) gamma delta T cells. Our most advanced cell therapy programs in the pipeline are the two ACTengine programs, IMA203 (GEN1) and IMA203CD8 (GEN2), both targeting an HLA-A*02-presented peptide derived from PRAME, which is expressed at high prevalence across a large range of solid cancers. Both programs are in clinical Phase 1b development.

TCERs are designed to be available off-the-shelf and deployed using standard pharmaceutical supply chain channels utilized for other biologics. We believe TCERs could enable the treatment of a broader patient group without the need for specialized medical centers and could therefore offer favorable commercial characteristics. Although TCERs will require multiple rounds of dosing, they are intended to be used in the outpatient setting. Our most advanced TCER programs are IMA401 targeting an HLA-A*02-presented peptide derived from MAGEA4 and/or MAGEA8, as well as IMA402 targeting an HLA-A*02-presented peptide derived from PRAME. Both IMA401 and IMA402 target a broad range of solid cancers and are in clinical Phase 1 dose escalation.

Further, we believe both of our therapeutic modalities appear suitable for different target profiles. While TCR-T approaches could be preferable for targets with stringent tumor selectivity and low number of copies per cell, TCER molecules may require targets with higher copy numbers per cell and can be used for targets with a broader expression profile. The positioning and distinct attributes of both approaches, ACTengine and TCER, are depicted below.

1 Interim data update from the ACTengine IMA203/IMA203CD8 monotherapies (published November 08, 2023); 2 Initial manufacturing may provide sufficient quantity for potential repeat dosing.

Our Strategy

Our mission is to deliver the power of T cells to cancer patients. We seek to execute the following strategy to develop TCR-based immunotherapies for the treatment of cancer, maximizing the value of our technology platforms and the broad portfolio of product candidates:

•

Advance IMA203 to FDA approval and commercialization. We plan to commence a registration-enabling randomized Phase 2/3 trial for ACTengine IMA203 GEN1 in second-line or later (2L+) melanoma in 2024. For IMA203CD8 GEN2, in addition to treating melanoma patients, we have also started to expand our clinical footprint outside of melanoma to address a broader patient population, including those with ovarian and uterine cancer, NSCLC and triple-negative breast cancer.

•

Further enhance our cell therapy manufacturing capabilities. Our late-stage clinical cell therapy development is supported by our manufacturing process, timeline, capabilities and facility. IMA203 GEN1 and IMA203CD8 GEN2 cell therapy products are manufactured within 7 days followed by a 7-day QC release testing at a success rate of >95% to reach the target dose (IMA203 GEN1: RP2D; IMA203CD8: DL4a). We have also recently completed construction of a ~100,000 square foot R&D and GMP manufacturing facility with a modular design for efficient and cost-effective scalability to serve early-stage and registration-enabling clinical trials, as well as potential initial commercial supply.

•

Deliver clinical PoC for our next-generation, half-life extended TCR Bispecifics (TCERs) and further clinical development. We seek to deliver clinical PoC for our novel TCER platform as fast as possible and plan to provide first clinical data for our two TCER lead candidates (IMA401 targeting MAGEA4/8 and IMA402 targeting PRAME) in 2H 2024. Objectives are (1) to demonstrate the tolerability of our novel next-generation, half-life extended TCR Bispecifics format, (2) to optimize dosing schedule to a less frequent regimen already during dose escalation based on pharmacokinetic data and (3) to demonstrate initial clinical anti-tumor activity (i.e. confirmed objective responses according to RECIST 1.1).

•

Advance our preclinical pipeline of next-generation, half-life extended TCR Bispecifics. We continue the development of several innovative preclinical TCER product candidates against so far undisclosed targets for our proprietary and/or partnered pipeline. Our next-generation, half-life extended TCER format used in all our candidates is designed to safely apply high drug doses for activity in a broad range of tumors, even with low target density, and to achieve a patient-convenient dosing schedule.

•

Advance our preclinical pipeline of innovative ACTengine candidates. Our pipeline is strengthened by innovative cell therapy programs in development, such as ACTengine IMA204, directed against the novel tumor stroma target COL6A3. We believe IMA204 provides a promising and innovative therapeutic opportunity for a broad patient population as a monotherapy or in combination with TCR-T cells directed against tumor targets.

•

Further enhance our cell therapy platform including development of allogeneic off-the-shelf cell therapies. We continue to actively investigate next-generation enhancement and combination strategies to render ACTengine T cells even more potent to combat solid tumors, enhance tolerability and further boost the usability of our product candidates. Furthermore, we aim to expedite the supply of cell therapy products to patients and lower costs with our off-the-shelf cell therapy approach, ACTallo.

•

Leverage the full potential of strategic collaborations. We have entered strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and are also actively seeking to enter further strategic collaborations with industry leading partners to strengthen our proprietary pipeline. We intend to generate value from these strategic collaborations by developing transformative, cutting-edge therapeutics through the combination of synergistic capabilities and technologies, and we benefit from upfront payments, potential milestone payments and royalties for product candidates that our partners successfully advance into and through clinical development and towards commercial launch.

•

Enhance the competitive edge of our technology platforms. Our target and TCR discovery platforms, XPRESIDENT, XCEPTOR and XCUBE are the foundation for the further strengthening of our product pipeline and our position in the field of TCR-based therapies. Our goal is to maintain and expand our competitive edge with these proprietary and differentiated platform technologies.

•

Strengthen our intellectual property portfolio. We intend to continuously build and maintain our intellectual property portfolio to successfully defend and strengthen our position in the field of TCR therapies.

Near-Term Portfolio Milestones

Our current focus is the clinical development of our lead assets based on our autologous TCR-T (ACTengine) and TCR Bispecifics (TCER) pipeline, including the execution of the following anticipated portfolio milestones:

•	ACTengine IMA203 GEN1 and IMA203CD8 GEN2 (PRAME):

•	IMA203 GEN1: We are planning to commence a registration-enabling randomized Phase 2/3 trial for ACTengine IMA203 GEN1 in 2L+ melanoma in 2024.

•	IMA203CD8 GEN2: In addition to treating melanoma patients, we have also started to expand our clinical footprint outside of melanoma to address a broader patient population.

•	A next data update for both Phase 1b cohorts with IMA203 GEN1 and IMA203CD8 GEN2 is planned for 2H 2024.

•	TCER IMA401 (MAGEA4/8): Advance ongoing Phase 1 clinical trial and establish clinical PoC; first clinical data expected in 2H 2024

•	TCER IMA402 (PRAME): Advance ongoing Phase 1/2 clinical trial and establish clinical PoC; first clinical data expected in 2H 2024

ACTengine TCR-T Product Candidates

Our ACTengine programs are based on genetically engineering a patient’s own, autologous T cells with novel TCRs designed to recognize a specific cancer target on the tumor cells. Such engineered T cells (TCR-T) are intended to induce a robust and specific anti-tumor attack to fight the cancer. The ACTengine mechanism of action is depicted below.

Upon infusion of an ACTengine product, T cells “equipped” with the cancer target-specific TCR are designed to bind to the pHLA target on the tumor. Subsequent activation of the T cell induces release of cytotoxic granules that might ultimately lead to tumor killing.

ACTengine IMA203 – TCR-T Targeting PRAME

Our lead autologous TCR-T program, ACTengine IMA203, is directed against an HLA-A*02:01-presented peptide derived from PRAME, one of the most prevalent solid tumor targets known to date. PRAME is frequently expressed in solid tumors such as melanoma, uveal melanoma, uterine cancers, ovarian cancer, subtypes of sarcoma, squamous NSCLC, TNBC, head and neck cancer and others, thereby supporting our program’s potential to address a broad cancer patient population. Our PRAME peptide is present at a high copy number per tumor cell and is homogeneously and specifically expressed in tumor tissue. The peptide has been identified and characterized by our proprietary mass spectrometry-based target discovery platform, XPRESIDENT. Through our proprietary TCR discovery and engineering platform XCEPTOR, we have generated a highly specific TCR against this target for its use in the TCR-based cell therapy approach—ACTengine IMA203 or IMA203CD8. IMA203CD8 GEN2 is our second-generation cell therapy product candidate where IMA203 engineered T cells are co-transduced with a CD8αß co-receptor.

Patient journey

Starting with clinical trial enrollment, patients enter a multi-step process in our IMA203 trial which consists of three phases shown below: 1) screening of patients and initiating manufacturing of the cell product; 2) treatment of patients and observation for 12 months; 3) long-term follow-up.

* 30 mg/m2 Fludarabine and 500 mg/m2 Cyclophosphamide for 4 days; ** 1m IU daily days 1-5 and twice daily days 6-10

Patient screening includes testing for the molecular marker HLA-A*02:01 from a patient’s blood sample followed by target profiling by a qPCR-based test from a fresh biopsy or archived tissue using our proprietary companion diagnostic device candidate, IMADetect.

The assay can assess target expression for several antigens at the same time and is currently conducted in our in-house CLIA-certified and CAP-accredited laboratory at our R&D facility in Houston, Texas. IMADetect will be developed as companion diagnostics for our product candidates.

HLA-A*02:01- and PRAME-positive patients proceed to leukapheresis, which is the starting point for manufacturing of the autologous engineered T cell product. During leukapheresis, a portion of the patients’ white blood cells is collected, and peripheral blood mononuclear cells (“PBMCs”) are isolated, frozen and then shipped to our central manufacturing site located in Houston, Texas.

Our proprietary manufacturing process is designed to expand and engineer T cells with the PRAME-specific T cell-receptor within one week, followed by a 7-day QC release testing. This helps to reduce manufacturing costs, shorten the turnaround time and provide the cell products to patients quickly while maintaining a manufacturing success rate of over 95%. After lymphodepletion, IMA203 is infused, followed by low-dose IL-2 to enhance T cell activation and expansion.

Clinical Trial Design

We are currently evaluating ACTengine IMA203 TCR-T in an ongoing Phase 1b trial with a focus on two expansion cohorts:

•	Cohort A: IMA203 GEN1 as a monotherapy

•	Cohort C: IMA203CD8, a second-generation cell therapy where IMA203 engineered T cells are co-transduced with a CD8αß co-receptor.

Each expansion cohort is designed to establish safety, evaluate the observed objective response rate, demonstrate durability and provide the trigger for registration-enabling trials.

On November 8, 2023, we provided interim data from our ongoing Phase 1 trial with ACTengine IMA203 GEN1, with a focus on IMA203 GEN1 in melanoma at the recently defined RP2D, and IMA203CD8 GEN2

TCR-T both as monotherapy in patients with recurrent and/or refractory solid cancers. The data cutoff was September 30, 2023.

IMA203 GEN1 in Melanoma Patients Treated as RP2D

•	16 PRAME-positive patients with cutaneous, uveal or melanoma of unknown primary origin were infused with IMA203 GEN1 at the RP2D (1-10x10[9] total TCR-T cells) across Phase 1a or Phase 1b Cohort A.

•	Safety Data:

•

All 16 patients experienced expected cytopenia (Grade 1-4) associated with lymphodepletion as expected. Patients had mostly mild to moderate cytokine release syndrome (“CRS”), of which 10 patients (63%) had Grade 1 CRS, and 5 patients (31%) had Grade 2 CRS, and 1 patient (6%) had Grade 3 CRS.

•	One non-serious, mild (Grade 1) immune effector cell associated neurotoxicity syndrome (“ICANS”) was observed.

•	No dose-dependent increase of CRS, no dose-limiting toxicity, and no IMA203-related death was observed.

•	The most common Grade ≥3 treatment-emergent adverse events (“TEAEs”) observed across all dose levels (N=49) and at the RP2D (N=28) for all patients are set forth in the tables below:

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); 1 Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; 4 Fatal Adverse events were not considered related to any study drug; 5 Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells.

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); 1 One patient in Phase 1a DL4 with disease progression after first IMA203 infusion received exploratory second IMA203 infusion and had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 Fatal Adverse events were not considered related to any study drug

•	Clinical Activity:

•

13 out of 16 melanoma patients infused at RP2D were evaluable for efficacy analysis based on at least one tumor response assessment being available post treatment. These patients received a median total infused dose of 1.73x10[9] IMA203 TCR-T cells (range 1.07-5.12x10[9] TCR-T cells).

•

Most patients were heavily pre-treated with a median of 4 lines of systemic therapies, thereof a median of 2 lines of checkpoint inhibitors. All 8 cutaneous melanoma patients were checkpoint inhibitor-refractory and 5 of 8 cutaneous melanoma patients were BRAF inhibitor-pretreated.

•	50% (6/12) cORR and 62% (8/13) initial objective response rate (“ORR”) (according to RECIST 1.1).

•	Durability of responses ongoing beyond 12 months in one patient and 15 months in two patients after treatment.

•	Median duration of response (“mDOR”) was not reached (min. 2.2+ months, max. 14.7+ months) at a median follow-up (“mFU”) of 14.4 months.

•	The best overall response and response over time for melanoma patients in Phase 1a and Phase 1b Cohort A at the RP2D are set forth in the charts below:

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response.

IMA203CD8 GEN2

•

12 PRAME-positive patients were infused with IMA203CD8 GEN2 across DL3 (0.2-0.48x10[9] TCR-T cells/m2 BSA), DL4a (0.481-0.8x10[9] TCR-T cells/m2 BSA) and DL4b (0.801-1.2x10[9] TCR-T cells/m2) in Cohort C with a median total infused dose of 1.17x10[9] IMA203CD8 TCR-T cells (range 0.64-2.05x10[9] TCR-T cells).

•	All patients were heavily pre-treated with a median of 3 lines of systemic therapies.

•	Safety Data:

•

All patients experienced cytopenia (Grade 1-4) associated with lymphodepletion as expected. 11 out of 12 patients (92%) experienced a CRS, of which 8 patients (67%) had Grade 1 or 2 CRS, 2 patients (17%) had Grade 3 CRS, and 1 patient (8%) had a Grade 4 CRS. The latter patient also had a reported Grade 4 neurotoxicity.

•	No ICANS or neurotoxicity was reported for the other patients.

•

No IMA203CD8-related deaths were observed. Subsequent to the data cut-off, a Grade 5 event was observed. See “Risk Factors—Risks Related to the Development of Our Product Candidates—Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.”

•	DLTs were reported for 2 of 4 patients treated at DL4b. No DLT was reported for 4 patients treated at DL3 or 4 patients treated at DL4a. The DL4a dose cohort is ongoing.

•	The most common Grade ≥3 TEAEs observed are set forth in the table below:

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where no event was documented; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); 1 DLT: Dose limiting toxicity in patient DL4b-04. 2 DLTs in patient DL4b-01.

•	Clinical Activity:

•	Initial clinical activity was observed with a cORR of 56% (5/9) and initial ORR of 58% (7/12) (RECIST 1.1).

•	6 of 7 responses (including two unconfirmed responses with no subsequent scan available at data cut-off) were ongoing at data cut-off with longest response at >12 months after infusion.

•	mDOR was not reached (min. 2.0+ months, max. 11.5+ months) at a mFU of 4.8 months.

•	Reduction of tumor size was observed in 11 out of 12 patients, with a deepening of response from initially stable disease (“SD”) to partial response (“PR”) observed in two patients.

•	The best overall response and response over time for IMA203CD8 GEN2 are set forth in the charts below:

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; CPI: Checkpoint Inhibitor.

•

Translational data showed enhanced pharmacology of IMA203CD8 GEN2: trend towards responses at lower T cell dose and higher tumor burden compared to IMA203 GEN1, IMA203CD8 GEN2 achieved higher peak expansion (Cmax) when normalized to infused dose and T cells showed higher, initial activation levels without exhaustion over time.

Development Path for IMA203 GEN1 and IMA203CD8 GEN2 Monotherapies

The goal of our development strategy is to make our cell therapies targeting PRAME available to the broadest possible solid cancer patient population with an initial focus on the US market:

•

Following an RMAT designation in October 2023 and productive interactions with the FDA, we plan to initiate a registration-enabling randomized Phase 2/3 trial in 2024 for IMA203 GEN1 in patients with second-line or later (2L+) cutaneous melanoma, potentially including also uveal melanoma patients. We intend to assess IMA203 GEN1 targeting PRAME in HLA-A*02:01-positive cutaneous melanoma patients versus a control arm. This single trial will be designed to support accelerated approval based on an interim readout and full approval based on overall survival. The high prevalence of PRAME (≥95%) in cutaneous melanoma may enable us to enroll patients without PRAME pre-testing. This would enhance trial operations and could remove the need to develop a companion diagnostic in this indication. The full trial design is currently being developed and is subject to further alignment with the FDA as part of the ongoing discussions. There are up to 3,300 HLA-A*02 and PRAME-positive cutaneous and uveal melanoma last-line patients per year in the US.

•

For IMA203CD8 GEN2, Immatics cleared dose level 4a (DL4a, up to ~1.6x10[9] TCR-T cells) in December 2023, which is currently intended to be the target dose for further development. In addition to treating melanoma patients, Immatics has also started to expand its clinical footprint outside of melanoma to address a broader patient population with a particular focus on ovarian and uterine cancers. There are up to 9,000 HLA-A*02 and PRAME-positive ovarian and uterine last-line cancer patients per year in the US.

•	In the long term we anticipate the development of a broader tumor-agnostic label in PRAME+ solid cancers to include NSCLC, triple-negative breast cancer, and others.

In the Phase 1 IMA203 trial, we also investigated the combination of IMA203 GEN1 with a checkpoint inhibitor (Cohort B). The combination therapy was well tolerated with no unexpected adverse events or additive toxicities. IMA203 GEN1 plus nivolumab showed clinical activity with one durable objective response exceeding 12 months post infusion and tumor shrinkage in 4 of 6 evaluable patients. IMA203 GEN1 in combination with nivolumab has been deprioritized due to high monotherapy activity in Cohort A (IMA203 GEN1) and Cohort C (IMA203CD8 GEN2) and lack of observed synergistic anti-tumor effects.

ACTengine IMA204 – TCR-T Targeting Tumor Stroma Target COL6A3 Exon 6

The rigid stroma and the immunosuppressive microenvironment of solid tumors play a crucial role in tumor initiation, progression and metastasis by providing a defensive layer against the body’s immune system and pose a challenge for T cell accessibility. We believe that targeting the tumor stroma could provide a novel approach for the treatment of many solid tumors either as a single agent or as part of a next-generation multi-TCR-T concept targeting both tumor and stroma simultaneously.

Our ACTengine program IMA204 is directed against COL6A3 exon 6, a novel, proprietary tumor stroma target identified and characterized by our XPRESIDENT technology platform. COL6A3 exon 6 is presented predominantly by tumor stromal cells and not, or to a far lesser extent, by normal tissues. It is highly prevalent in a broad range of tumor tissues, including pancreatic cancer, breast cancer, gastric cancer, sarcoma, esophageal cancer, NSCLC, head & neck squamous cell carcinoma, colorectal cancer, mesothelioma and ovarian cancer, with an estimated 40-80% of such cancers expressing COL6A3 exon 6.

For IMA204, we have generated an affinity-enhanced proprietary TCR that induces anti-tumor activity in both CD4 and CD8 T cells without the need for CD8 co-transduction in preclinical experiments. Activation of both T cell types has been reported as favorable for the induction and maintenance of anti-tumor responses against solid tumors. The unique ability of our IMA204 TCR candidate to activate both CD8 as well as CD4 T cells is already engineered within the TCR.

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

We are focusing our clinical resources on the IMA203 GEN 1 and GEN2 trials as well as accelerating the clinical development for the PRAME TCER IMA402. Therefore, the work towards an IND submission for ACTengine candidate IMA204 is currently paused.

ACTallo—Our Off-the-shelf TCR-T

We aim to increase the commercial opportunity of cell therapies by supplying products to patients more quickly and at lower cost with our off-the-shelf cell therapy approach, ACTallo. ACTallo is our proprietary allogeneic adoptive cell therapy platform based on gamma delta T cells sourced from healthy donors as shown below.

Our manufacturing process is designed to create hundreds of doses from one single donor leukapheresis. Gamma delta T cells are abundant in the peripheral blood, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease – characteristics that make this cell type well suited for an allogeneic approach. The ACTallo process engineers gamma delta T cells with CARs or TCRs, thus accessing cancer cell surface targets as well as intracellular proteins that are presented as peptides on the surface of the cancer cell. This aims to enable the redirection of gamma delta T cells to cancer cell targets. ACTallo products would be available for patient treatment without the requirement for personalized manufacturing. Since these T cells originate from healthy individuals, they are not reliant on the potentially encumbered immune system of the cancer patient. Through our strategic collaborations with Bristol Myers Squibb and Editas Medicine, we aim to develop next-generation allogeneic gamma delta TCR-T/CAR-T programs with enhanced persistence, safety and potency by combining our proprietary ACTallo platform with Bristol Myers Squibb’s next-gen technologies and Editas Medicine’s CRISPR gene editing technology.

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

These proprietary biologics are engineered with two binding regions: a TCR domain and a T cell recruiter domain. The TCER format is designed to maximize efficacy while minimizing toxicities in patients. It contains a high-affinity TCR domain that is designed to bind specifically to the cancer target peptide on the cell surface presented by an HLA molecule. The antibody-derived, low-affinity T cell recruiter domain is directed against the TCR/CD3 complex and recruits a patient’s T cells to the tumor to attack the cancer cells. With a low-affinity recruiter aiming to optimize biodistribution and enrichment of the molecule at the tumor site instead of the periphery, TCER molecules are engineered to reduce the occurrence of immune-related adverse events, such as cytokine release syndrome. In addition, the TCER format includes an Fc-part developed to confer half-life extension, stability and manufacturability. The next-generation, half-life extended TCER format is designed to safely apply high drug doses for activity in a broad range of tumors and to achieve a favorable dosing regimen. TCER are “off-the-shelf” biologics and thus immediately available for patient treatment. They can be distributed through standard pharmaceutical supply chains and provide the opportunity to reach a large patient population without the need for treatment at specialized medical centers.

TCER Format

Improving drug safety, efficacy and dosing schedule are key considerations in the field of bispecific T cell engaging molecules, which we seek to address with our half-life extended next-generation TCR Bispecific molecule. We demonstrated in preclinical experiments that the TCER format had a higher combination of potency and specificity than six alternative TCR Bispecific format designs which were evaluated. The format was also successfully applied to different TCRs and different T cell recruiting antibodies (“plug-and-play platform”).

The T cell recruiter domain used for all our TCER molecules is a proprietary low-affinity T cell recruiter against the TCR/CD3 complex that demonstrated superior in vivo tumor control compared to three analogous TCER molecules designed with higher-affinity variants of a widely used antibody recruiter as shown below.

1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

Further, our preclinical data set forth below show a reduced recruiter-mediated cytokine release in vitro when the target is absent, as compared to other widely used recruiters.

Whole blood cytokine release assay; N=3 HLA-A*02-positive donors, N=16 cytokines tested, 4 exemplary cytokines shown.

The half-life extended format confers a serum half-life of >1 week in mice, which we believe suggests the opportunity for a favorable dosing regimen and prolonged drug exposure at therapeutic levels when compared to TCR Bispecifics lacking half-life extension approaches. In summary, we believe our next-generation, half-life extended TCER format is designed to maximize efficacy while minimizing toxicity risk in patients.

TCER Product Candidates

We have developed a broad pipeline of next-generation half-life extended TCR Bispecifics with the potential for addressing different indications and large patient populations with an innovative therapeutic option.

•

TCER IMA401 targeting a MAGEA4/8 peptide presented by HLA-A*02:01 (developed in collaboration with BMS): Most advanced TCER program, first clinical data in at least 25 patients in dose escalation across multiple solid cancers is expected to be announced in 2H 2024.

•

TCER IMA402 targeting a PRAME peptide presented by HLA-A*02:01: Start of clinical trial in August 2023, first clinical data in at least 15 patients in dose escalation across multiple solid cancers, but initially focused on melanoma, is anticipated to be announced in 2H 2024.

•	TCER IMA40x comprising several innovative TCER candidates targeting undisclosed peptides presented by HLA-A*02:01 and other HLA-types: TCER engineering and preclinical testing ongoing.

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

The Phase 1 clinical trial for IMA401 commenced in 2022 and is currently ongoing in HLA-A*02:01-positive patients with tumors of high MAGEA4/8 prevalence, such as squamous NSCLC, small cell lung cancer (SCLC), head and neck squamous cell carcinoma (HNSCC), bladder, uterine, esophageal and ovarian carcinomas, as well as melanoma, sarcoma subtypes and other solid cancer types.

The objectives of the clinical trial are to determine the maximum tolerated dose (MTD) and/or the recommended phase 2 dose (RP2D) and to characterize safety and tolerability, evaluate initial anti-tumor activity and assess pharmacokinetics of IMA401. The Phase 1 trial includes dose escalation including enrichment cohorts to identify recommended dose levels for further development and a potential Phase 1b extension phase. As reported on January 19, 2024, during dose escalation we have observed clinical anti-tumor activity, i.e. confirmed objective responses in multiple patients and observed CRS, lymphopenia and neutropenia (including high-grade neutropenia at high dose levels), which we believe represent class effects for bispecific products generally. Although most of the high-grade neutropenia cases were transient and without clinical symptoms, one heavily pretreated patient continued to experience neutropenia (Grade 4). This IMA401 patient deceased 43 days after the last IMA401 treatment due to (obstructive) pneumonia occurring in the context of tumor progression in the lung and persistent neutropenia, after declining any additional treatment. A premedication with low doses of dexamethasone as used with other approved bispecific products has been implemented as preventive measure for continued dose escalation. Since implementation of this premedication, as of the date of this Annual Report, no cases of high-grade neutropenia among 10 patients treated with IMA401 have been observed.

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

Data generated in the field of T cell engaging bispecifics suggest that half-life extension and low-affinity CD3 recruiters are key strategies to improve safety and efficacy of bispecific molecules. We believe our TCER molecules are the first TCR-based bispecifics candidates in clinical development where these strategies were applied.

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

The dose escalation of the Phase1/2 clinical trial for IMA402 started in August 2023. Primary objectives of the trial are to determine the MTD and/or the recommended doses for trial extensions, as well as to characterize safety and tolerability of IMA402. Secondary objectives are to evaluate anti-tumor activity and assess pharmacokinetics of IMA402. The Phase 1a dose escalation will be followed by a Phase 1b and/or Phase 2a dose expansion with indication-specific cohorts and/or combination therapies. We have implemented an adaptive design for the dose escalation with the goal of accelerating the clinical development of IMA402. IMA402 will initially be infused weekly. Pharmacokinetic data will be assessed throughout the trial and might provide an early opportunity for adjustment of the treatment interval based on the half-life extended TCER format. We have engaged Patheon UK Limited, a subsidiary of Thermo Fisher Scientific Inc., for the manufacturing of clinical IMA402 batches for the use within a potential registration-enabling trial.

Technology Platforms

To characterize our proprietary and partnered product candidates and to identify and develop future TCR-based product candidates, we established two proprietary target and TCR discovery platforms: XPRESIDENT and XCEPTOR. We believe that for the development of safe and effective TCR-based immunotherapeutics, two fundamental steps illustrated below are required (i) selecting a true cancer target that is naturally occurring and presented at significant levels specifically on the tumor, and (ii) generating the right, potent TCR that specifically recognizes the selected target with no or minimized cross-reactivity with healthy tissues.

We have identified a pool of more than 200 well-known and unknown cancer targets that have the potential for further development of proprietary and partnered assets and allow us to build a unique position in complementary T cell therapies – ACT and TCR Bispecifics—to maximize value generation.

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

Utilizing this foundation, we believe that XPRESIDENT identifies “true target” peptides for TCR-based immunotherapies that are proven to be displayed on patient tumors and that are not present, or present to a far lesser extent, on normal tissues. We utilize the natural mechanisms of the immune system, by leveraging the TCR–pHLA interaction, to access intra- and extracellular cancer targets that are invisible to classical antibodies or CAR-T therapies. By picking our targets from the full immunopeptidome, the target space increased by 300% as compared to the membrane-bound or extracellular peptidome, we developed a pool of more than 200 prioritized cancer targets across different target classes. These targets originate from well-known parent proteins, widely uncharacterized proteins and novel target spaces including non-classical neoantigens, RNA-edited or post-translationally modified epitopes, which we call “crypto targets”. Our prioritized targets that have been filed in numerous patent applications add value to our current pipeline and form a powerful source for future product candidates. We select cancer targets not only based on their prevalence and specificity to a given tumor indication, but also based on their presentation level per tumor cell. Target presentation at sufficient density per tumor cell is a key component required for mounting an efficient anti-tumor response, especially for TCR Bispecifics but also for ACT. To our knowledge, the absolute quantitation of the target (“AbsQuant”) on the tumor cell is a unique capability solely available through XPRESIDENT.

By investigating dozens of tissues for each cancer indication, XPRESIDENT is not limited by an individual tumor of a specific cancer type, but instead analyzes a broad cross-section of the cancer patient population. It has been designed to both select targets that are naturally presented by a given tumor at high target density and also at a high prevalence of target presentation among all analyzed tissues. Before entering clinical development, only targets relevant for a significant percentage of patients of a given cancer type are moved forward and are thoroughly characterized prior to or in parallel to TCR identification.

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

XPRESIDENT has identified and characterized the cancer targets for all of our clinical and preclinical programs across our entire individual and partnered pipeline. Each of our pipeline programs is currently targeting HLA-A*02:01, which is found in approximately 40-50% of individuals in North America and Europe and in approximately 20-35% of individuals in East Asia, and is one of the most common HLA types worldwide. However, XPRESIDENT is not restricted to HLA-A*02 and has identified a large set of cancer targets across many different HLA alleles, such as HLA-A*01/ -A*03/ -A*24/ -B*07/ -B*44. By developing target-TCR pairs beyond HLA-A*02, we seek to expand the patient population that might benefit from our product candidates as broadly as possible.

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

Irrespective of whether a TCR will be used for ACT or TCR Bispecific, we start the TCR discovery process with a variety of TCRs against a specific cancer target, characterize the receptors and select the TCRs with the most desirable affinity, potency, specificity and safety characteristics. During the characterization process, we not only determine the binding motif of the TCRs and ensure functional efficacy at physiological cancer target levels, but also evaluate the TCRs’ ability to avoid similar peptides that are presented on healthy tissues. We also test for potential reactivity against a broad panel of healthy tissues covering critical organs, multiple different cell types and organ-specific cell types.

The entire TCR selection and characterization process is guided by the XPRESIDENT peptide target database. The extensive information available on the HLA peptidome in normal tissues is specifically useful for determining potential on- and off-target toxicities, i.e. potential recognition by a TCR of target peptides and/or similar peptides that are presented on healthy tissues (=XPRESIDENT-guided on- and off-target toxicity screening). Also, during TCR maturation, the information on similar peptides presented on healthy tissues is helpful to counter-screen for cross-reactive TCRs (=XPRESIDENT-guided similar peptide screening). TCRs recognizing healthy tissues would be a potential threat for the wellbeing of patients and therefore are de-selected early during preclinical development and allow us to focus on the most specific and promising TCRs as early as possible in the development process.

XCUBE Immunoinformatic Platform

XPRESIDENT and XCEPTOR enable high-throughput generation of target and TCR data and both discovery platforms are empowered by our immunoinformatics platform, XCUBE™, which provides the necessary computational methods. With over 50 million peptide MS/MS spectra from thousands of cancer and normal tissues and numerous TCRs against different targets, we have been using machine learning and computational methods over the past decade and developed XCUBE, an AI-powered end-to-end software platform that enables the transformation of the vast amount of XPRESIDENT and XCEPTOR data into valuable therapeutic knowledge for the development of TCR-based immunotherapies.

XCUBE integrates (i) data processing to transform raw mass-spectrometry and next-generation sequencing data into useful information, (ii) data engineering to collect and integrate this information into our accessible data warehouses, and (iii) data science including statistics and artificial intelligence to optimize and automate the target and TCR pipeline. This ensures high quality and deep analysis of tumor and normal samples, enables target and TCR selection and characterization and supports biomarker development.

Manufacturing & Supply

ACTengine

All clinical T cell products are currently manufactured by our employees through a collaboration with the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory at UTHealth (“UTH”) McGovern Medical School in Houston, Texas that provides us exclusive access to three cGMP manufacturing suites and support areas for the manufacturing of our cell products.

To scale our cell therapies for registration-enabling trials and initial commercial manufacturing, we completed the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in Stafford Texas within the greater metropolitan area of Houston, Texas. The facility is intended to manufacture our IMA203 products as well as other future autologous and allogeneic cell therapy product candidates for early-stage and registration-enabling clinical trials as well as for commercial supply. The facility is designed for flexibility and can be expanded modularly. The GMP manufacturing facility is anticipated to be functional in H2 2024 for feasibility studies. We plan to manufacture product at this novel facility for registration-enabling trial(s) after receipt of customary regulatory approvals expected in Q1 2025.

To secure our supply, we have contractual agreements in place with two GMP suppliers of lentiviral vectors, which is the most critical raw material for the manufacturing of genetically modified T cells products.

TCER

TCER are expressed in mammalian cells. We have established an in-house laboratory-scale production process to generate R&D material suitable for compound characterization and early preclinical assessments. In the course of preclinical development, the manufacturing process is transferred to third party contract manufacturing organizations (“CMOs”) that are experienced in cGMP manufacturing of biologics and regulatory compliance. The IND-enabling studies (e.g., in vitro toxicology studies) are performed with material that we receive from CMOs.

The manufacturing phase at our CMOs includes cell line development, establishment of master- and working cell banks, upstream and downstream process development, formulation development, development of suitable analytical methods for testing and release, cGMP manufacturing, fill and finish, drug substance and drug product release testing, storage and stability testing.

An in-house chemistry, manufacturing and control (“CMC”) team guides and manages the processes at our CMOs through the different stages. Before and during the cooperation with a CMO, we conduct audits to control compliance with the mutually agreed process descriptions and to cGMP regulations. Our CMOs themselves are subject to their own quality assurance functions and are inspected and certified by regulatory agencies, including European national agencies and the FDA. For the development of each TCER candidate, our CMOs need to scale the manufacturing process to suitable size. Drug formulation and process parameters need to be optimized and the manufacturing process qualified by applicable regulatory authorities. In addition to the currently contracted CMOs, where necessary, we expect to engage with additional third-party manufacturers and suppliers to support potential registration-enabling trials and potential commercial supplies.

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

Other pharmaceutical and biotechnology companies are active in the field of TCR therapies, intending to target solid tumors following the success of CAR-T therapies in hematology. Companies developing other immunotherapies such as CAR-T,TIL, bispecific antibodies, or immune checkpoint inhibitors may show that their products demonstrate significant improvement in efficacy and compete with our approach and product candidates.

Any product candidates that we successfully develop and commercialize would compete with currently approved therapies and new therapies that may become available in the future. Our competitors fall primarily into the following groups, depending on their treatment approach:

•	Companies such as, Immunocore, Adaptimmune, Adaptive Biotechnologies, pureMHC, BioNTech and Genentech are also seeking to identify HLA targets.

•

Companies such as Adaptimmune, Affini-T, T-knife, Medigene, Marker Therapeutics, BioNTech, T-scan Therapeutics and ImmunoScape are investigating novel autologous or allogeneic TCR-T therapeutics. Their TCR-T programs are partially directed against peptide targets derived from the same proteins but not necessarily against the same peptide target as used by us.

•	Companies such as Immunocore, CDR-Life, Ectembly, Myrio Therapeutics are developing TCR Bispecific compounds or TCR mimetic antibodies.

•	Companies such as Iovance are developing or commercializing products for the treatment of advanced (unresectable or metastatic) melanoma.

Some of the companies against which we may compete have significantly larger financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

Our success depends in part on our ability to protect our product candidates, products, technology and intellectual property. To do so, we primarily rely on patents, trade secrets, trademarks, confidentiality procedures and disclosure and invention assignment agreements. Consistent with our belief in intellectual property, our patent portfolio is a strategically important asset covering a number of cancer antigen targets, TCRs, TCERs, antibodies and methods for antigen discovery, target validation, TCR screening, ACT development and therapeutic uses. We seek to protect our proprietary position by filing patent applications in territories we deem commercially important for our technologies. For example, we seek protection for our product candidates in many commercially relevant jurisdictions, including, but not limited to, the United States, Europe, Australia, Brazil, Canada, China, India, Israel, Japan and South Korea. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents that are licensed or granted to us will not be challenged, invalidated, or circumvented or that such patents will provide us with any competitive advantage. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding the risks related to our intellectual property, please see Item 1A., “Risk Factors—Risks Related to Our Intellectual Property”.

As of February 1, 2024, our patent portfolio includes the following:

Clinical Programs

IMA203 / IMA203CD8 (PRAME)

As of February 1, 2024, we own one patent family covering the composition of matter, specifically the TCR, of IMA203 and other related TCRs and T-cell therapies, which consists of four issued U.S. patents, seven issued foreign patents, one pending non-provisional U.S. patent application and 31 pending foreign patent applications in countries we consider commercially relevant. We also own two patent families relating to the CD8 construct used for IMA203CD8 and a PCT application in relation to the use of IMA203 in the treatment of metastatic cancers. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, will expire between 2038 and 2042 (worldwide, in each case excluding potential patent term extensions or adjustments).

IMA402 (PRAME)

As of February 1, 2024, we own one patent family covering the composition of matter of IMA402, i.e. the TCER, as well as other related TCERs and their use in cancer treatment, which consists of one issued U.S. patent, one pending non-provisional U.S. patent application and 31 pending foreign patent applications in countries we consider commercially relevant. We also own a patent family covering the particular T cell recruiting antibody of IMA402 as well as other related T cell recruiting antibodies and a PCT application in relation to the use of IMA402 in the treatment of metastatic cancers. We also own a patent family covering the TCER format. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, will expire between 2038 and 2042 (worldwide, in each case excluding potential patent term extensions or adjustments).

IMA401 (MAGEA4/8)

As of February 1, 2024, we own one patent family covering the composition of matter of IMA401, i.e. the TCER, as well as other related TCERs and their use in cancer treatment, which consists of one issued U.S. patent, two pending non-provisional U.S. patent applications and 46 pending foreign patent applications in countries we consider commercially relevant. We also own a patent family covering the particular T cell recruiting antibody of IMA401 and a patent family covering the TCER format. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, will expire between 2038 and 2040 (worldwide, excluding potential patent term extensions or adjustments).

Preclinical Programs

IMA204 (COL6A3 exon 6)

As of February 1, 2024, we own one patent family covering the composition of matter, specifically the TCR, of IMA204 and other related TCRs and T-cell therapies, which consists of one issued U.S. patent relating to the use of IMA204 for treating certain cancer types, 24 issued foreign patents, one pending non-provisional U.S. patent application and 28 pending foreign patent applications. In addition, we own a patent family relating to the COL6A3 target peptide of IMA204. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, will expire between 2031 and 2038 (worldwide, excluding potential patent term extensions or adjustments).

Platform Technology

As of February 1, 2024, we own a number of platform technology patents and patent applications which are directed to certain aspects of the process that we use to engineer our TCER and ACT therapeutics. We further own two patent families relating to the TCER format. If issued, these patents and patent applications will expire between 2038 and 2043, in each case without taking into account any possible patent term adjustments or extensions and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid.

Trademarks

We have applied for several different trademarks, most of which are registered or have been allowed in multiple countries and trademark product and services classes, for example, Immatics, XPRESIDENT, TCER, XCEPTOR, ACTallo and ACTengine.

Collaborations

We have forged strategic collaborations with biotech and pharmaceutical companies as well as academic research institutions. Key collaborations include (in order of occurrence with the latest collaboration listed first):

Moderna

In September 2023, we entered into a Master Collaboration and License Agreement (the “Master Collaboration and License Agreement”) with ModernaTX, Inc., a subsidiary of Moderna, Inc. (“Moderna”), relating to three research programs for the development and commercialization of products employing Immatics’ and Moderna’s technologies: (i) a collaboration to discover and develop mRNA-based TCER therapeutics against targets of interest to Moderna (the “TCER Program”); (ii) the validation, generation and application of data useful for the research and development of cancer vaccines (the “Database/Vaccine Program”); and (iii) a combination therapy clinical trial with respect to IMA203 and a Moderna mRNA-based cancer vaccine (the “Clinical Combo Program”). Each research program will be governed by the Master Collaboration and License Agreement and a project agreement as described below.

Pursuant to the Master Collaboration and License Agreement, following Hart-Scott-Rodino Antitrust Improvements Act clearance, Moderna paid Immatics a $120 million upfront payment. In addition, as described below, Immatics may be eligible to receive development, regulatory and commercial milestone payments that could exceed $1.7 billion.

With respect to the TCER Program, pursuant to the Master Collaboration and License Agreement and the TCER Collaboration Project Agreement between the parties (the “TCER Project Agreement”), the parties will conduct the TCER Program for the research and development of TCERs with respect to HLA-presented peptide targets derived from an agreed upon number of proteins selected by Moderna. Immatics will be responsible for, and be reimbursed the cost of, TCER identification, validation and engineering to generate the applicable TCER sequence and preclinical studies in accordance with the applicable mutually agreed research plan, while Moderna will be responsible for, and bear the cost of, developing, manufacturing and commercializing the applicable products containing or comprising such TCERs; provided that Immatics has a right to co-fund the development and commercialization of certain products by making an opt-in payment in exchange for profit and loss sharing on such products. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any product (or that contain any product) developed under the TCER Project Agreement. For each target, depending on certain product characteristics, Immatics may be eligible to receive milestone payments of up to a mid-eight-digit amount upon the achievement of certain development milestones and up to a mid-nine-digit amount upon the achievement of certain regulatory and commercial milestones. In addition, during the royalty term (as described below) and depending on certain product characteristics, Immatics will be eligible to receive tiered, mid-single-digit to low-double-digit percentage royalties on worldwide net sales of the applicable product, which royalty percentages are subject to reduction in a given country under certain circumstances. A royalty term with respect to a product under the TCER Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after first commercial sale of the product in a given country. The TCER Project Agreement will expire upon expiration of the last royalty term contemplated by the TCER Project Agreement. During the term of the TCER Program, Immatics has certain exclusivity and notification obligations to Moderna, and its ability to develop, manufacture and commercialize certain cell therapy products that bind to the targets subject to the TCER Project Agreement is limited by the TCER Project Agreement.

With respect to the Database/Vaccine Program, pursuant to the Master Collaboration and License Agreement and the Database/Vaccine Collaboration Project Agreement between the parties (the “Database/Vaccine Project Agreement”), the parties will use Immatics’ XPRESIDENT platform to (i) generate reports for proteins or cancer vaccine candidates and validate cancer vaccine candidates (the “Database Query Program”),

(ii) select peptides for respect to specific tumor types selected by Moderna for the development of cancer vaccines (the “Shared Vaccine Program”), and (iii) provide certain epitope prediction data for potential development and validation of cancer vaccines (the “Optimized Vaccine Program”). The term of these programs can be up to approximately five years. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any Shared Vaccine product or Optimized Vaccine product developed under the Database/Vaccine Project Agreement. Immatics may be eligible to receive (i) depending on the characteristics of the cancer vaccine, certain milestone payments under the Database Query Program, (ii) for each resulting cancer vaccine in the Shared Vaccine Program and the Optimized Vaccine Program, depending on certain product characteristics, up to a low-eight-digit amount upon the achievement of certain development milestones and up to a low-nine-digit amount upon the achievement of certain regulatory and commercial milestones, and (iii) for each resulting cancer vaccine in the Shared Vaccine Program, during the royalty term (as described below) and depending on certain product characteristics, tiered, low- to mid-single-digit percentage royalties on worldwide net sales of such product. A royalty term with respect to a cancer vaccine in the Shared Vaccine Program and the Optimized Vaccine Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after first commercial sale of the product in a given country. During the term of the Database/Vaccine Program, Immatics has certain exclusivity obligations to Moderna, and its ability to develop certain cancer vaccines is limited by the Database/Vaccine Project Agreement.

With respect to the Clinical Combo Program, pursuant to the Master Collaboration and License Agreement and the Combination Collaboration Project Agreement between the parties (the “Clinical Combo Project Agreement”), the parties will collaborate to develop a combination therapy of IMA203 (or IMA203CD8) and a Moderna mRNA-based cancer vaccine. Immatics will be responsible for, and the parties will share the cost of, development activities in accordance with the applicable mutually agreed research plan. For so long as the parties are conducting the combination therapy clinical trial, Immatics has certain exclusivity obligations to Moderna, and its ability to develop, manufacture and commercialize combination products that involve a cancer vaccine and a cell therapy product that binds to the target of IMA203 is limited by the Clinical Combo Project Agreement.

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

On May 1st 2023, Bristol Myers Squibb exercised its first option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate from the companies’ ongoing collaboration to develop TCR-based adoptive cell therapies targeting solid tumors. Immatics received an option payment of $15 million and is eligible for additional up to $490 million in milestone payments as well as tiered royalties on net sales of the product. As of now, three programs are currently ongoing, one of which is being developed under the ACTallo collaboration with Bristol Myers Squibb.

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

Genmab

On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. Under the terms of the agreement, we were conducting joint research, funded by Genmab, and combining XPRESIDENT, XCEPTOR and TCER technology platforms with Genmab’s proprietary antibody technologies to develop three bispecific immunotherapies in oncology. In addition, we received a non-refundable €54 million upfront payment, were eligible to receive additional milestone and royalty payments and retained an option to certain promotion efforts. The termination will become effective on April 28, 2024.

UTHealth

In September 2015, we entered into a multi-year collaboration agreement to secure exclusive access to three UTHealth cGMP suites to manufacture various ACT products within the Griffin Research Laboratory. Under the agreement, general facility operations, maintenance, supply and reagents for cGMP manufacture, and co-release of product is provided by UTHealth. Under the agreement, we perform all manufacturing and in-process controls. The UTHealth facility is FDA registered to produce cells and tissues for clinical applications in compliance with cGMP and has received accreditation by the FACT in January 2016, which was renewed in 2019. In May 2023 UTHealth and Immatics extended the collaboration until the end of March 2025 providing Immatics exclusive access to cGMP manufacturing infrastructure at The Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory. The extended collaboration ensures continued clinical batch supply for all of Immatics’ ongoing and future ACT clinical trials in the United States and Europe, inclusive of the start of our registration-enabling study and until manufacturing is full transitioned to our new facility.

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

Other Agreements

New Houston, TX R&D and GMP Manufacturing Facility

In March 2022 we entered into a lease agreement for a 100,000 square foot facility located at the Weatherford Farms DC LP in Stafford, Texas in the Houston Metropolitan Area, to house our office space, laboratories, and GMP manufacturing. Buildout of the facility is completed and we anticipate beginning to move employees into both the office and laboratory space in H1 2024. The GMP manufacturing facility, which was designed for flexibility to be expanded in a modular fashion depending on our needs, is anticipated to be functional in H2 2024 for feasibility studies. We plan to manufacture product at this novel facility for registration-enabling trial(s) after receipt of customary regulatory approvals expected in Q1 2025. The facility is intended to manufacture our IMA203 products as well as other future autologous and allogeneic cell therapy product candidates for early-stage and registration-enabling clinical trials as well as for commercial supply. The facility is designed for flexibility and can be expanded modularly, so as to potentially reduce the cost of goods associated with our products.

Patheon UK Limited

In March 2024 we entered into a Master Services Agreement (“MSA”) with Patheon UK Limited (“Patheon”), a subsidiary of Thermo Fisher Scientific Inc., for certain manufacturing and quality control services. The Agreement contains customary termination and cancellation terms. Each project under the MSA will be governed by a specific project agreement. Upon the entry of the MSA, the parties entered into a project agreement that provides for the manufacturing of IMA402 batches for the use within a potential registration-enabling trial. Specifically the project agreement provides for the manufacturing of three (3) GMP (clinical) batches of IMA402 drug substance required for submission and clinical supply and three (3) Process Performance Qualification Batches (“PPQ”) which are required for market authorization applications (BLA/MAA) and can be potentially utilized during a product launch subject to certain conditions and if approved.

Other Manufacturing Agreements

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

For manufacturing and supply of TCR Bispecifics during our Phase 1 clinical trials, we have contracted third party manufacturers for both IMA401 and IMA402.

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

The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including during testing, the approval process or the post-approval process, may result in delays to the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. Failure to comply with regulatory requirements may result in the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or Department of Justice (“DOJ”), or other government entities, including state agencies.

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

Preclinical Studies and Investigational New Drug Application

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters preclinical testing. Preclinical studies include studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, as applicable, including GLP regulations. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may start or continue after the IND is submitted.

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

An IRB representing each institution participating in the clinical trial must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Clinical trials including the use of an investigational device sometimes require submission of an application for an Investigational Device Exemption (“IDE”) to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The IDE application must be approved in advance by the FDA, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA as well as the appropriate IRBs at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained.

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

Under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness and safety criteria to be evaluated.

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

While the FDA requires in most cases two adequate and well-controlled registration-enabling clinical trials to demonstrate the efficacy of a product candidate, a single trial with strong confirmatory evidence may be sufficient in instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. In rare cancer indications with very limited treatment options a large and/or controlled trial is often not feasible and thus data from smaller and even uncontrolled trials may be sufficient for regulatory approval.

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

Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2024 is $4,048,695 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2024 is $416,734. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

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

Fast Track, Breakthrough Therapy, Priority Review and Regenerative Medicine Advanced Therapy Designations

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

The FDA can accelerate review and approval of products designated as Regenerative Medicine Advanced Therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for Priority Review and Accelerated Approval based on surrogate or intermediate endpoints.

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

For products intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, the FDA will meet early in the development process to discuss pediatric study plans with sponsors and the FDA must meet with sponsors by no later than the end-of-Phase 1 meeting for serious or life-threatening diseases and by no later than ninety (90) days after the FDA’s receipt of the study plan.

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

Orphan drug exclusivity will not bar the licensing of another product under certain circumstances, including if a subsequent product with the same biology for the same condition is shown to be clinically superior to the licensed product on the basis of greater effectiveness, safety in a substantial portion of the target populations, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

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

Patent Term Restoration and Extension

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, a patent claiming a new FDA-approved biological product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of an IND and the submission date of a marketing application (such as a BLA), plus the time between the submission date of a marketing application and the ultimate licensing date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s licensing date. Only one patent applicable to a licensed product is eligible for the extension; only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days after approval of the relevant marketing application. A patent that covers multiple products for which licensing is sought can only be extended in connection with one of the licenses. The USPTO reviews and licenses the application for any patent term extension or restoration in consultation with the FDA. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

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

On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the premarket application for the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

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

Healthcare Law and Regulation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry.”

Review and Approval of Medicinal Products in the EU

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA licensing for a product, an applicant will need to obtain the necessary approvals by comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of an MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval in the EU

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the lead ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant, the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation (EU) No 536/2014 applies since January 31, 2022 and overhauls the current system of approvals for clinical studies in the EU. Specifically, the new regulation, which is directly applicable in all member states, aims at simplifying and streamlining the approval of clinical studies in the EU. For instance, the new Clinical Trials Regulation provides a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

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

Regulatory Data Protection in the EU

In the EU, innovative medicinal products approved on the basis of a completely independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No. 726/2004 repeats the entitlement for medicinal products authorized in accordance with the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such a company obtained marketing authorization based on an MAA with a completely independent data package of pharmaceutical tests, non-clinical tests and clinical trials.

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

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and, in addition, a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify the maintenance of market exclusivity.

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

C. Organizational Structure

As of December 31, 2023, we had two subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Jurisdiction of Incorporation	Percentage Ownership and Voting Interest
Immatics Biotechnologies GmbH	Germany	100%
Immatics US, Inc.	Delaware, United States	100%

D. Property, Plant and Equipment

Immatics OpCo has three locations in Germany:

•

The corporate headquarters are located at Paul-Ehrlich-Straße 15 in 72076 Tübingen. It comprises approximately 2,600 square meters of office space as well as research and laboratory space. In addition, we have facilities located at Maria-von-Lindenstraße 2, 72076 Tübingen. It comprises approximately 1,700 square meters of office space as well as research and laboratory space. It houses Operations, Immunology, TCR Discovery and Validation, TCR Engineering & Bispecifics, Immunomonitoring, Discovery, Companion Diagnostics and CMC.

•

Our operations facility is approximately 1,050 square meters and is located at Aischbachstraße 1 in 72070 Tübingen. It houses Operations, Finance, Translational Development, Regulatory Affairs and Clinical Development.

•	Our third facility is approximately 1,040 square meters and is located in Machtlfinger Straße 5-15 in 81379 Munich. It houses Intellectual Property, IT, Communications and Business Development.

Immatics US has two locations, an administrative office, which is a direct lease, and the research and laboratory facility, which is subleased from MD Anderson as of December 31, 2023:

•

The administrative office is a 6,690 square foot facility located at 2201 West Holcombe, Houston, TX 77030, and houses Operations, Human Resources, Finance, Clinical Operations, Regulatory, Bioinformatics and Program Management.

•

The research and laboratory facility is a 15,694 square foot facility located in the Life Science Plaza building at 2130 West Holcombe, Suite 1100, Houston, Texas 77030. The research and laboratory facility is comprised primarily of laboratory space, with limited office seating that houses CMC, Immunology, Biomarkers, Quality Assurance and Quality Control. Our sublease on the space will expire in May 31, 2024.

T cell products are manufactured at the leased UTHealth Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in an 1,850 square foot state-of-the-art cGMP facility exclusively used by us in Houston, Texas.

To scale our cell therapies for registration-enabling trials and initial commercial manufacturing, we completed the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in Stafford, Texas within the greater metropolitan area of Houston, Texas. The facility is intended to manufacture our IMA203 products as well as other future autologous and allogeneic cell therapy product candidates for early-stage and registration-enabling clinical trials as well as for commercial supply. The facility is designed for flexibility and can be expanded modularly. The GMP manufacturing facility is anticipated to be functional in H2 2024 for feasibility studies. We plan to manufacture product at this novel facility for registration-enabling trial(s) after receipt of customary regulatory approvals expected in Q1 2025.

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

For a discussion of our consolidated statements of operations for the years ended December 31, 2022 and December 31, 2021 and our cash flows for the year ended December 31, 2021, see the section “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F (File No. 001-39363) filed with the SEC on March 22, 2023.

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

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for multiple cancer patient populations with different unmet medical needs. Our current pipeline comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Moderna, Editas Medicine and Genmab, to develop multiple additional therapeutic programs covering ACT and Bispecifics. In September 2023, we entered into a collaboration with Moderna, which became effective in October 12, 2023. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. The termination was a non-adjusting subsequent event and is therefore not reflected in revenue from collaboration agreements.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 482 and 380 FTEs as of December 31, 2023 and December 31, 2022, respectively.

Through December 31, 2023 we have raised €1.14 billion through licensing payments from our collaborators and through private and public placements of securities. We are holding Cash and cash equivalents and Other financial assets of €425.9 million as of December 31, 2023. This does not include the net proceeds (after deducting the underwriting discount, fees and offering expenses payable by the company) of approximately $188 million (€173 million) received in January 2024, from a public offering of 18,313,750 ordinary shares priced at $11.00 per share for public offering. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent periods. The net profit for the year ended December 31, 2022 was due to a one-time upfront payment. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS, Genmab and Moderna. Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “E. Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In three of our five current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the clinical trial services will not result in a modification of the license. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical targets from the TCER part (“Early TCER Activities”), one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as one performance obligation (“Database Activities”).

All collaboration agreements resulted in a total of €525.7 million of payments through December 31, 2023. We received €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023. As part of the agreements, we contribute insights from XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts our ability to generate revenue.

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

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•	Advance IMA203 to FDA approval and commercialization.

•	Further enhance our cell therapy manufacturing capabilities;

•	Deliver clinical PoC for our next-generation, half-life extended TCR Bispecifics (TCERs) and further clinical development;

•	Advance our preclinical pipeline of next-generation, half-life extended TCR Bispecifics;

•	Advance our preclinical pipeline of innovative ACTengine candidates;

•	Further enhance our cell therapy platform including development of allogeneic off-the-shelf cell therapies;

•	Leverage the full potential of strategic collaborations;

•	Enhance the competitive edge of our technology platforms; and

•	Strengthen our intellectual property portfolio.

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

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	contract manufacturing may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

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

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities for warrants. The change in fair value of liabilities for warrants consists of the change in fair value of these warrants. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Years Ended December 31, 2023 and December 31, 2022

The following table summarizes our consolidated statements of operations for each year presented:

	Year ended December 31,
	2023	2022
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	53,997	172,831
Research and development expenses	(118,663)	(106,779)
General and administrative expenses	(38,198)	(36,124)
Other income	1,139	26

Operating result	(101,725)	29,954
Change in fair value of liabilities for warrants	(2,079)	10,945
Other financial income	13,850	9,416
Other financial expenses	(7,040)	(8,279)
Financial result	4,731	12,082

Profit/(loss) before taxes	(96,994)	42,036
Taxes on income	—	(4,522)
Net profit/(loss)	(96,994)	37,514

Net profit/(loss) per share:
Basic	(1.20)	0.56
Diluted	(1.20)	0.55

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the years indicated:

	Year ended December 31,
	2023	2022
(Euros in thousands)
Genmab, Denmark	(2,067)	9,617
Moderna, United States	5,369	—
BMS, United States	50,695	126,100
GSK, United Kingdom	—	37,114

Total	53,997	172,831

Our revenue from collaboration agreements decreased from €172.8 million for the year ended December 31, 2022 to €54.0 million for the year ended December 31, 2023. The decrease in revenue of €118.8 million is mainly due to the recognized revenue regarding the right-to-use license for IMA401 amounting to €91.3 million for the year ended December 31, 2022, partially offset by revenue recognized regarding the BMS Opt-in payment of €13.7 million for the year ended December 31, 2023. We entered into a collaboration agreement with Moderna effective in October 2023, which led to a revenue of €5.4 million for the year ended December 31, 2023. Additionally, the revenue for the year ended December 31, 2023 from the collaboration agreement with Genmab is negative, which was a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration resulting in a reduction in calculated percentage of completion. The collaboration with GSK was terminated in 2022, so no further revenue was recognized for the year ended December 31, 2023. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. The termination was a non-adjusting subsequent event and the revenue from collaboration agreement does not include the effects from the termination of the collaboration with Genmab after the end of the reporting period. The remaining deferred revenue for Genmab is €14.9 million as of December 31, 2023, which will be recognized in the first quarter of 2024.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented years.

Research and Development Expenses

The following table summarizes our research and development expenses for the years indicated:

	Year ended December 31,
	2023	2022
(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(21,308)	(17,277)
TCR Bispecifics Programs	(6,579)	(7,318)
Other programs	(7,022)	(5,552)

Sub-total direct external expenses	(34,909)	(30,147)

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(42,572)	(39,356)
Share-based compensation expenses	(11,972)	(12,925)
IP expenses	(11,469)	(10,165)
Facility and depreciation	(9,307)	(7,024)
Other indirect expenses	(8,433)	(7,162)

Sub-total indirect expenses	(83,753)	(76,632)

Total	(118,662)	(106,779)

Direct external research and development expenses for our ACT programs increased from €17.3 million for the year ended December 31, 2022 to €21.3 million for the year ended December 31, 2023. This increase mainly resulted from increased activities in our clinical trials. Direct external research and development expenses for our TCR Bispecifics programs decreased from €7.3 million for the year ended December 31, 2022 to €6.6 million for the year ended December 31, 2023. This decrease mainly resulted from less activities in our preclinical studies for IMA402, which was transitioned into clinical development during the year ended December 31, 2023.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €5.6 million for the year ended December 31, 2022 to €7.0 million for the year ended December 31, 2023. This increase mainly resulted from higher activities for IMA401, which is being developed in a collaboration with BMS.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €39.4 million for the year ended December 31, 2022 to €42.6 million for the year ended December 31, 2023. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €12.9 million for the year ended December 31, 2022 to €12.0 million for the year ended December 31, 2023. IP expenses increased from €10.2 million for the year ended December 31, 2022 to €11.5 million for the year ended December 31, 2023 due to increased in-licensing expenses. Facility and depreciation expenses increased from €7.0 million for the year ended December 31, 2022 to €9.3 million for the year ended December 31, 2023. This increase resulted from the acquisition of laboratory equipment and leasehold improvements as well as a one-time expense related to the move of our facilities in Houston. Other indirect expenses increased from €7.2 million for the year ended December 31, 2022 to €8.4 million for the year ended December 31, 2023. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years indicated:

	Year ended December 31,
	2023	2022
(Euros in thousands)
Personnel related (excluding share-based compensation)	(13,047)	(11,278)
Share-based compensation expenses	(8,733)	(9,645)
Professional and consulting fees	(5,739)	(6,182)
Other external general and administrative expenses	(10,679)	(9,019)

Total	(38,198)	(36,124)

General and administrative expenses increased from €36.1 million for the year ended December 31, 2022 to €38.2 million for the year ended December 31, 2023.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €11.3 million for the year ended December 31, 2022 to €13.0 million for the year ended December 31, 2023. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Share-based compensation expenses decreased from €9.6 million for the year ended December 31, 2022 to €8.7 million for the year ended December 31, 2023. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the ARYA Merger have fully vested.

Professional and consulting fees decreased from €6.2 million for the year ended December 31, 2022 to €5.7 million for the year ended December 31, 2023. The decrease in professional and consulting fees resulted mainly from lower legal and consulting expenses.

Other external expenses increased from €9.0 million for the year ended December 31, 2022 to €10.7 million for the year ended December 31, 2023. The increase in other expenses mainly resulted from increased insurance payments, depreciation and facility expenses.

Change in fair value of liabilities for warrants

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

The fair value of warrants increased from €2.35 ($2.51) per warrant as of December 31, 2022 to €2.64 ($2.92) per warrant as of December 31, 2023. The result is a increase in fair value of liabilities for warrants of €2.1 million and a corresponding expense for the year ended December 31, 2023.

Other Financial Income and Other Financial Expenses

Other financial income increased from €9.4 million for the year ended December 31, 2022 to €13.9 million for the year ended December 31, 2023. The increase mainly resulted from interest income.

Other financial expenses decreased from €8.3 million for the year ended December 31, 2022 to €7.0 million for the year ended December 31, 2023. The decrease mainly resulted from lower foreign exchange losses.

B. Liquidity and Capital Resources

Cash and cash equivalents increased from €148.5 million for the year ended December 31, 2022 to €218.5 million for the year ended December 31, 2023.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022. As of December 31, 2023, we had an accumulated deficit of €597.3 million.

We have funded our operations primarily from public offerings and private placements of our equity securities, upfront and other payments from collaboration agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing.

In the year ended December 31, 2023, we received (i) €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna; (ii) a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS; and (iii) received €31.5 million from a private placement of equity securities. Additionally, we have established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million. For the year ended December 31, 2023, 5.5 million shares were sold under the ATM agreement with Leerink Partners LLC and we collected a gross amount of €58.8 million.

In January 2024, we received approximately $188 million net proceeds (after deducting the underwriting discount, fees and offering expenses payable by the company), from a closed offering of 18,313,750 ordinary shares.

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

Our contractual obligations as of December 31, 2023 include lease obligations for lease liabilities of €19.3 million, reflecting our future minimum commitments for our office, manufacturing and laboratory spaces in Tübingen, Munich and Houston, as well as other lease obligations of €2.7 million, reflecting our future minimum commitments for our new office and laboratory spaces in Tübingen which is not reflected on our balance sheet on which we committed in 2023 and will be effective in the year 2024.

As of December 31, 2023, €4.2 million of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months. The remaining lease payments of €17.8 million will occur between January 1, 2025 and June 30, 2033.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Cash Flows

The following table summarizes our cash flows for each year presented:

	Year ended December 31,
	2023	2022
(Euros in thousands)
Net cash provided by / (used in):
Operating activities	18,228	100,131
Investing activities	(31,388)	(209,791)
Financing activities	84,516	123,710
Total	71,356	14,050

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies in our clinical and preclinical development of our product candidates. During the year ended December 31, 2023, our cash flows from operating activities was positive, as we received an upfront payment from our collaboration agreement with Moderna amounting to €113.0 million, partly offset by ongoing expenses for research and development. During the year ended December 31, 2022, our cash flows from operating activities was positive, as we received upfront payments from our collaboration partner BMS under the BMS IMA401 collaboration agreement, the allogeneic ACT agreement and the amendment to the autologous ACT agreement amounting to €212.4 million partly offset by ongoing expenses for research and development.

Our net cash inflow from operating activities for the year ended December 31, 2023 was €18.2 million. This was comprised of a decrease in working capital of €81.6 million, non-cash charges from equity-settled share-based compensation expenses for employees of €20.7 million, depreciation and amortization charge of €7.2 million, net foreign exchange differences and expected credit losses of €6.9 million and a non-cash expense of €2.1 million related to the change in fair value of the warrants, partly offset by a loss of €96.9 million and other effects of €3.4 million including the impact of accrued interest income. The decrease in working capital mainly resulted from a increase in deferred revenue, accounts payable and other liabilities of €86.0 million, partly offset by an increase in accounts receivable of €3.0 million.

Our net cash inflow from operating activities for the year ended December 31, 2022 was €100.1 million. This was comprised of a profit of €42.0 million, an decrease in working capital of €37.3 million, non-cash charges from equity-settled share-based compensation expenses for employees of €22.6 million, depreciation and amortization charge of €7.0 million, net foreign exchange differences and expected credit losses of €3.0 million, partly offset by non-cash income of €10.9 million related to the change in fair value of the warrants and other effects of €0.9 million. The decrease in working capital mainly resulted from a increase in deferred revenue, accounts payable and other liabilities of €45.6 million, partly offset by an increase in other assets and prepayments of €7.9 million and an increase in accounts receivable of €0.4 million.

Investing Activities

Our net outflow of cash from investing activities for the year ended December 31, 2023 was €31.4 million. This consisted primarily of cash paid in the amount of €415.3 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €30.9 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €414.7 million.

Our net outflow of cash from investing activities for the year ended December 31, 2022 was €209.8 million. This consisted primarily of cash paid in the amount of €216.3 million for bond and short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €6.2 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds of €12.7 million.

Financing Activities

For the year ended December 31, 2023, net cash provided from financing activities amounted to €84.5 million. As of December 31, 2023, 5.5 million shares had been sold under the ATM agreement with Leerink Partners LLC and resulted in net proceeds of $62.0 million (€57.0 million). Additionally, we completed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS and received net proceeds of €31.2 million. This was partially offset by the principal portion of payments in connection with lease contracts..

For the year ended December 31, 2022, net cash provided from financing activities amounted to €123.7 million. As of December 31, 2022, 2.8 million shares had been sold under the ATM agreement with Leerink Partners LLC. In addition, the Company closed an SEC-registered offering of 10.9 million ordinary shares in October 2022. The Company collected a total net amount of €126.5 million. This was partially offset by the principal portion of payments in connection with lease contracts..

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €597.3 million for the year ended December 31, 2023. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

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

E. Critical Accounting Estimates

Our consolidated financial statements of Immatics for the fiscal year ending December 31, 2023 have been prepared in accordance with IFRS and the interpretations of the International Financial Reporting Standards Interpretations Committee and applicable on the balance sheet date.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2023 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensation as well as income taxes.

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

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For three of our five revenue generating collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with BMS regarding IMA401 that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred.

For our collaboration with Moderna that was signed in September 2023, the Group identified the following distinct performance obligations: Early TCER Activities, Advanced TCER Activities and Database Activities.). The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, due to the fact that we are able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price. To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, we concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. We evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is satisfied over time. We transfer control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, we will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on our Consolidated Statement of Financial Position.

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

Share-Based Compensation

The Company offers a share-based compensation plan that includes Performance-Based Options (“PSUs”) and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for year ended December 31, 2022. Changes in the estimation of our potential to use tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2023 and 2022 please refer to our consolidated financial statements as of December 31, 2023.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Committee

As of January 31, 2024, our Executive Committee consists of nine executive officers. The Executive Committee is charged with the matters concerning the day-to-day management of the Company determined by the Board. The Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged.

The following table lists the names, ages as of January 31, 2024 and positions of the individuals who are serving as executive officers.

Name	Age	Position
Harpreet Singh, Ph.D.	49	Chief Executive Officer
Arnd Christ	57	Chief Financial Officer
Cedrik Britten, M.D.	49	Chief Medical Officer
Carsten Reinhardt, M.D., Ph.D.	56	Chief Development Officer
Toni Weinschenk, Ph.D.	51	Chief Innovation Officer
Rainer Kramer, Ph.D.	60	Chief Business Officer
Steffen Walter, Ph.D.	47	Chief Operations Officer
Edward Sturchio, J.D.	48	General Counsel
Jordan Silverstein	44	Head of Strategy

Harpreet Singh, Ph.D. Harpreet Singh has served as Chief Executive Officer of Immatics OpCo since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of Immatics US since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at NASDAQ in 2020 and in raising more than $850 million of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

Arnd Christ. Arnd Christ has served as Chief Financial Officer of Immatics OpCo since 2020 and brings more than two decades of experience serving as CFO of both private and public biotechnology companies. Before joining Immatics, he was CFO of several companies, including InflaRx N.V., MediGene AG, NovImmune SA and Probiodrug AG. Over the cause of his career, Arnd completed a broad range of corporate transactions, including an IPO, capital raises and licensing deals. Prior to serving as a CFO, he held the position of Financial Director in various corporations related to the former Hoechst Group in Germany and the UK. Arnd holds a diploma in business economics from the University of Würzburg, Germany.

Cedrik M. Britten, M.D. Cedrik Britten has served as Chief Medical Officer of Immatics OpCo since 2020, assuming leadership for the management and global clinical development of our adoptive cell therapy and TCR Bispecifics pipeline from first testing in humans to registration-enabling trials, including managing regulatory affairs. Cedrik served as Vice President and Head of the Oncology Cell Therapy Research Unit of GlaxoSmithKline plc from 2015 to 2020, being responsible for building the Oncology Cell Therapy Unit and driving the strategy and establishing the end-to-end capabilities required to research and develop innovative cell therapies in oncology. Prior to that, Cedrik served as Vice President of Research and Development of BioNTech RNA Pharmaceuticals GmbH. Cedrik holds an M.D. from the University Medical Center of the Johannes-Gutenberg University.

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

Toni Weinschenk, Ph.D. Toni Weinschenk co-founded Immatics Opco in 2000 and is currently Chief Innovation Officer of Immatics. From 2002 to 2020, he has served in various executive positions at Immatics, including as Chief Technology Officer, as Vice President and Head of Discovery. Toni oversees all of Immatics’ target discovery, bioinformatics and companion diagnostics activities as well as intellectual property. In addition, he is part of the Operational Site Team in Tübingen. Toni is the inventor of Immatics’ proprietary XPRESIDENT technology platform, which is enabling the discovery and validation of innovative targets for immuno-oncology. Toni Weinschenk has earned the reputation as one of the world’s leading expert in ultra-sensitive, quantitative and high-throughput mass spectrometry of HLA ligands, a technology that is integral to XPRESIDENT®. Targets identified by XPRESIDENT® have been utilized for all of Immatics therapy candidates and for the collaboration with partners in pharma and academia. Toni is an inventor on many patents and co-authored publications in the cancer immunology field in peer-reviewed journals, including Nature, Nature Medicine, Nature Immunology, Science Translational Medicine and Cell Report. Toni holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.

Rainer Kramer, Ph.D. Rainer Kramer has served as Chief Business Officer of Immatics OpCo since 2012. Prior to that, he worked at Signature Diagnostics AG where he was member of the Management Board and Chief Business Officer. He is responsible for Immatics’ business development, strategic alliances and early commercial activities. During his career, he has delivered numerous strategic partnerships and license deals encompassing technology and product deals as well as equity transactions with an aggregate value of more than $10 billion. Rainer has worked in research, business and corporate functions with increasing responsibilities at Amgen Inc., MorphoSys AG, Jerini AG, Shire PLC and Signature Diagnostics AG. Further to his role at Immatics, Rainer is a non-executive director on the board of iOmx Therapeutics. Rainer holds a diploma in molecular biology from the University of Regensburg and a Ph.D. in neurobiology from the Max-Planck-Institute, Martinsried, Germany.

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

Edward Sturchio, J.D. Edward Sturchio joined Immatics in June 2020 and, as General Counsel and Corporate Secretary of Immatics , is responsible for all legal and compliance matters within the organization. He brings over 20 years of expertise as an accomplished executive and lawyer, with an extensive background in corporate, securities and life sciences matters. He previously served as SVP, General Counsel and Corporate Secretary of Abeona Therapeutics Inc. from July 2019 to February 2020. Prior to Abeona, he served as Global General Counsel and Corporate Secretary of Advanced Accelerator Applications S.A., a Novartis company (AAA), from February 2016 to August 2018, where he was responsible for worldwide legal, compliance and intellectual property functions across 22 sites in 13 countries. Before joining AAA, he worked in the Corporate & Securities and Life Sciences departments of Greenberg Traurig LLP and Day Pitney LLP. Edward Sturchio has written and lectured extensively in the corporate and life sciences areas. Edward Sturchio holds a J.D. from Seton Hall University School of Law and a B.A. in psychology from Villanova University.

Jordan Silverstein. Jordan Silverstein joined Immatics in September 2019. He oversees the Investor Relations / Corporate Communications department of the organization. Jordan Silverstein has significant public markets experience, previously serving from September 2018 to August 2019 as Head of Corporate Strategy and Development at InflaRx, a German company publicly listed at NASDAQ, and from May 2014 to August 2018 as the Global Head of Investor Relations at Advanced Accelerator Applications, which he helped to take successfully public on NASDAQ and through multiple financing rounds. The company was subsequently acquired by Novartis. Jordan Silverstein holds a Bachelors in Business Administration and Finance from Champlain College.

Board of Directors

Our Board consists of eight members, comprised of one executive director and seven non-executive directors. Each of our directors holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or dismissal. Our articles of association do not impose a mandatory retirement age.

Under Dutch law, our Board is charged with the management of the company, which includes setting the Company’s policies and strategy, subject to the restrictions contained in our articles of association. Our executive director manages our day-to-day business and operations and implements our strategy. Our Board is also entitled to represent the Company. Our non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all of our directors and our general state of affairs. Our directors may divide their tasks among themselves in or pursuant to internal rules. Each directors has a statutory duty to act in the corporate interest of our company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or break-up of our company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.

The following table lists our current directors, as well as their ages as of January 31, 2024, term served, the year of expiration of their term as directors and position:

Name	Age	Term Served	Year in which Term Expires	Position
Harpreet Singh, Ph.D.	49	July 1, 2020 – Present	2026	Executive director and Chief Executive Officer
Peter Chambré	68	July 1, 2020 – Present	2025	Non-executive director and Chair
Michael G. Atieh	70	July 1, 2020 – Present	2024	Non-executive director
Paul R. Carter	63	July 1, 2020 – Present	2024	Non-executive director
Eliot Forster, Ph.D.	57	September 14, 2020 – Present	2024	Non-executive director
Heather L. Mason	63	July 1, 2020 – Present	2025	Non-executive director
Adam Stone	44	July 1, 2020 – Present	2026	Non-executive director
Mathias Hothum, Ph.D.	56	June 20, 2023 – Present	2026	Non-executive director

Harpreet Singh, Ph.D. Harpreet Singh has served as Chief Executive Officer of Immatics Opco since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of

Immatics US since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at NASDAQ in 2020 and in raising more than $850 million of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

Peter Chambré. Peter Chambré has served as Chair of the Board of Directors of Immatics OpCo from 2012 to 2020. After Immatics IPO in 2020, Peter Chambrè became Chair of our Board of Immatics N.V. From 2002 to its acquisition in 2006, Mr. Chambré served as Chief Executive Officer of Cambridge Antibody Technology Group plc. Prior to that, he served as Chief Operating Officer of Celera Genomics Group and as Chief Executive Officer of Bespak plc. In addition to serving on our Board, Peter Chambré serves on the board of directors of Cancer Research UK (Trustee), Our Future Health (Trustee) and has previously served on the board of directors of OneMed AB, Xellia Pharmaceuticals AS, ApaTech Ltd., UDG Healthcare plc, Touchstone Innovations plc, Spectris plc and BTG plc. Peter Chambré holds a B.Sc. in food science from the University of Reading.

Michael G. Atieh. Michael G. Atieh has served as a member of Immatics supervisory board since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 2014 until his retirement in 2016, he served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chair of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President—Merck Medco Managed Care, Vice President—Public Affairs, Vice President – Government Relations, and Treasurer. In addition to serving on Immatics Board, Michael G. Atieh serves on the board of directors of Chubb Limited and has previously served on the board of directors of electroCore Inc., Oyster Point Pharma, Inc, Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Michael G. Atieh holds a B.A. in accounting from Upsala College.

Paul R. Carter, FCMA. Paul R. Carter has served as a member of Immatics’ supervisory board since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 2014 to 2016, Paul R. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, he served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to serving on Immatics Board, Paul R. Carter serves on the board of directors of HUTCHMED (China) Ltd. Awakn Life Sciences, Kyowa Kirin International Ltd, Evox Therapeutics Ltd, Concentric Analgesics Inc. and Magdalen Medical Publishing Ltd. Paul R. Carter has previously served on the board of directors of Alder Biopharmaceuticals Inc, Mallinckrodt PLC and Vectiv Bio. He also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Paul R. Carter holds a B.A. in business studies from the University of West London.

Eliot Forster, Ph.D. Eliot Forster has served as a member of Immatics supervisory board since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Eliot Forster is Chief Executive Officer of Levicept Ltd. and is non-executive Chairman of Avacta plc, Ochre Bio, Protalix Inc. and Tessellate Bio. He has previously served as Chief Executive Officer of F-Star Therapeutics Ltd., Immunocore Ltd., Creabilis SA and Solace Pharmaceuticals Inc. From 2012 to 2020, he has been founding Chairman of MedCity. He is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. Additionally, he was a Board member of OSCHR (Office for Strategic Coordination of Health Research) and the National Genomics Board. Eliot Forster holds a B.Sc. in physiology from the University of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

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

Adam Stone. Adam Stone has served as a member of Immatics’ supervisory board since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Since 2012, Adam Stone has served as Chief Investment Officer of Perceptive Advisors, which he joined in 2006, and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Prior to joining Perceptive Advisors, he was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals. In addition to serving on Immatics’ Board, Mr. Stone serves on the board of directors of Solid Biosciences Inc., Renovia Inc., LianBio, PROMETHERA Biosciences S.A./N.V., ARYA Sciences Acquisition Corp. IV and ARYA Sciences Acquisition Corp. V. Adam Stone holds a B.A. in molecular biology from Princeton University.

Mathias Hothum, Ph.D. Mathias Hothum joined Immatics’ board of directors in 2023 succeeding Dr. Friedrich von Bohlen und Halbach. Mathias Hothum is the managing director of dievini Hopp Biotech holding GmbH & Co. KG, the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. He is currently also the founder/owner of HMM Consulting and the managing director of MSL Investments, DH Holding Verwaltungs, MH-LT-Investments and OH Venture Management. From 2001 to 2010, he additionally took the position of Lecturer in the Department of Economics at the University of Applied Sciences in Heidelberg. Mathias Hothum is Chairman of the Board of Joimax GmbH and Geuder AG, and board member of Apogenix AG, CureVac NV, Heidelberg Pharma AG, Molecular Health GmbH and Novaliq GmbH. Mathias Hothum holds a Diploma in business administration from the University of Mannheim, Germany, and a Ph.D. in pharmaceutical economics and medical sociology from the University of Magdeburg, Germany.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements and Understandings

Certain members of our Board were designated pursuant to agreements relating to the ARYA Merger. Specifically, each of Michael G. Atieh and Adam Stone is a designee of ARYA Sponsor and the pre-Business Combination independent directors of ARYA and each of Paul R. Carter and Mathias Hothum is a designee of dievini Hopp BioTech holding GmbH & Co. KG. Pursuant to the Investor Rights and Lock-Up Agreement, certain of our shareholders continue to have director nomination rights. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Diversity

Our Board values diversity among its members. Our Nominating and Corporate Governance Committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion.

The matrix below sets forth a summary of the diversity of our Board as of March 21, 2024:

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
Did not disclose

B. Compensation

Immatics OpCo became our wholly owned subsidiary upon the closing of the ARYA Merger on July 1, 2020, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Immatics OpCo for the fiscal year ended December 31, 2023. This section also discusses the material elements of the executive compensation policies and decisions of Immatics OpCo and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

The bonus scheme for the executive directors provides that the annual cash bonus payable to executive directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period.

Compensation of Executive Directors and other Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to the executive officers of Immatics with respect to the year ended December 31, 2023 is described in the table below:

(Euros in thousands)(1)	Harpreet Singh, Ph.D.	All other executives
Periodically-paid remuneration	488	3,123
Variable	341	1,477
Share-based compensation expenses	5,549	8,484
Total compensation	6,378	13,084

(1)	Amounts paid in U.S. dollars have been converted to Euros using an average exchange rate for 2023 of 1,0821 to one U.S. dollar.

Compensation of Non-Executive Directors

The amount of compensation, including benefits in kind, accrued or paid to the non-executive directors with respect to the year ended December 31, 2023 is described in the table below:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Total
Board compensation	80	60	56	43	43	23	43	348
Share-based compensation expenses	203	203	203	203	203	97	206	1,318

Total board compensation	283	263	259	246	246	120	249	1,666

2020 and 2022 Stock Option and Incentive Plans

Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”).

At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options, other than that it does not materially differ from the 2020 Equity Plan.

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

Until December 31, 2023, no options granted to directors and executive officers were exercised.

The directors and executive officers of Immatics hold the options (both vested and unvested) as of March 31, 2024, assuming no changes to outstanding options:

Executive Committee—share options with service conditions

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested

Harpreet Singh, Ph.D.	Service options	June 30, 2020	168,000	10.00	June 30, 2030	21,000
	Service options	December 17, 2020	168,000	9.70	December 17, 2030	21,000

	Service options	December 9, 2021	168,000	11.00	December 9, 2031	73,500

	Service options	June 14, 2022	135,000	7.94	June 14, 2032	75,937

	Service options	December 13, 2022	388,000	9.75	December 13, 2032	266,750

	Service options	December 5, 2023	390,000	9.06	December 5, 2033	390,000

Arnd Christ	Service options	September 14, 2020	49,000	10.00	September 14, 2030	9,187

	Service options	December 17, 2020	49,000	9.70	December 17, 2030	9,187

	Service options	December 9, 2021	98,000	11.00	December 9, 2031	42,875

	Service options	December 13, 2022	112,500	9.75	December 13, 2032	77,344

	Service options	December 5, 2023	115,000	9.06	December 5, 2033	115,000

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested

Cedrik Britten, M.D.	Service options	December 17, 2020	49,000	9.70	December 17, 2030	6,125
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	42,875

	Service options	December 13, 2022	112,500	9.75	December 13, 2032	77,344

	Service options	December 5, 2023	155,000	9.06	December 5, 2033	155,000

Carsten Reinhardt, M.D., Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	6,125
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	6,125
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	42,875
	Service options	December 13, 2022	90,000	9.75	December 13, 2032	61,875

	Service options	December 5, 2023	92,000	9.06	December 5, 2033	92,000

Rainer Kramer, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	6,125
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	6,125
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	42,875

	Service options	December 13, 2022	112,500	9.75	December 13, 2032	77,344

	Service options	December 5, 2023	115,000	9.06	December 5, 2033	115,000

Toni Weinschenk, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	6,125
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	6,125
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	42,875

	Service options	December 13, 2022	112,500	9.75	December 13, 2032	77,344

	Service options	December 5, 2023	115,000	9.06	December 5, 2033	115,000

Steffen Walter, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	6,125
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	6,125

	Service options	December 9, 2021	98,000	11.00	December 9, 2031	42,875

	Service options	December 13, 2022	112,500	9.75	December 13, 2032	77,344

	Service options	December 5, 2023	115,000	9.06	December 5, 2033	115,000

Edward Sturchio	Service options	June 30, 2020	30,000	10.00	June 30, 2030	3,750
	Service options	December 17, 2020	30,000	9.70	December 17, 2030	3,750

	Service options	September 28, 2021	30,000	12.92	September 28, 2031	11,250

	Service options	December 9, 2021	30,000	11.00	December 9, 2031	13,125

	Service options	December 13, 2022	60,000	9.75	December 13, 2032	41,250

	Service options	September 13, 2023	52,500	11.87	September 13, 2033	52,500

	Service options	December 5, 2023	115,000	9.06	December 5, 2033	115,000

Jordan Silverstein	Service options	June 30, 2020	29,000	10.00	June 30, 2030	3,625
	Service options	December 17, 2020	29,000	9.70	December 17, 2030	3,625

	Service options	December 9, 2021	60,000	11.00	December 9, 2031	26,250

	Service options	December 13, 2022	112,500	9.75	December 13, 2032	77,344

	Service options	December 5, 2023	115,000	9.06	December 5, 2033	115,000

The service-based options for the executive officers vest over a period of four years, with a 1-year cliff period: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months.

Executive Committee—Performance-based options

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested

Harpreet Singh, Ph.D.	Performance-based options	June 30, 2020	1,598,000	10.00	June 30, 2030	1,598,000

Arnd Christ	Performance-based options	September 14, 2020	255,000	10.00	September 14, 2030	255,000

Cedrik Britten, M.D.	Performance-based options	June 30, 2020	255,000	10.00	June 30, 2030	255,000

Carsten Reinhardt, M.D., Ph.D.	Performance-based options	June 30, 2020	255,000	10.00	June 30, 2030	255,000

Rainer Kramer, Ph.D.	Performance-based options	June 30, 2020	255,000	10.00	June 30, 2030	255,000

Toni Weinschenk, Ph.D.	Performance-based options	June 30, 2020	255,000	10.00	June 30, 2030	255,000

Steffen Walter, Ph.D.	Performance-based options	June 30, 2020	255,000	10.00	June 30, 2030	255,000

Edward Sturchio	Performance-based options	June 30, 2020	36,000	10.00	June 30, 2030	36,000

	Performance-based options	September 28, 2021	100,000	12.92	September 28, 2031	100,000

Jordan Silverstein	Performance-based options	June 30, 2020	150,000	10.00	June 30, 2030	150,000

The performance-based options for the executive officers vest based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The performance-based options are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2.0 billion and $3.0 billion, respectively.

Executive Committee—share options with service conditions (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date

Harpreet Singh, Ph.D.	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	30,939	1.06	July 1, 2027

	Converted Stock options IV	June 30, 2020	145,371	1.17	January 1, 2028

Cedrik Britten, M.D.	Converted Stock options IV	June 30, 2020	94,329	10.00	June 1, 2030

Carsten Reinhardt, M.D., Ph.D.	Matching Stock options	June 30, 2020	165,748	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	18,753	1.06	July 1, 2027

Rainer Kramer, Ph.D.	Matching Stock options	June 30, 2020	120,676	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	22,868	1.06	July 1, 2027

Toni Weinschenk, Ph.D.	Matching Stock options	June 30, 2020	68,070	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	7,850	1.06	July 1, 2027

Steffen Walter, Ph.D.	Matching Stock options	June 30, 2020	76,604	10.00	June 30, 2030

	Converted Stock options III	June 30, 2020	8,955	1.06	July 1, 2027

Jordan Silverstein	Matching Stock options	June 30, 2020	15,652	10.00	June 30, 2030

	Converted Stock options IV	June 30, 2020	53,031	1.17	June 1, 2030

Board of Directors—share options with service conditions

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested

Peter Chambré	Service options—I	June 30, 2020	25,000	10.00	June 30, 2030	3,125
	Service options—I	December 9, 2021	15,000	11.00	December 9, 2031	6,562

	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Adam Stone	Service options—I	June 30, 2020	25,000	10.00	June 30, 2030	3,125

	Service options—I	December 9, 2021	15,000	11.00	December 9, 2031	6,562

	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Heather L. Mason	Service options—I	June 30, 2020	25,000	10.00	June 30, 2030	3,125
	Service options—I	December 9, 2021	15,000	11.00	December 9, 2031	6,562

	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Michael G. Atieh	Service options—I	June 30, 2020	25,000	10.00	June 30, 2030	3,125
	Service options—I	December 9, 2021	15,000	11.00	December 9, 2031	6,562

	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Paul R. Carter	Service options—I	June 30, 2020	25,000	10.00	June 30, 2030	3,125
	Service options—I	December 9, 2021	15,000	11.00	December 9, 2031	6,562

	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Eliot Forster, Ph.D.	Service options—I	September 14, 2020	25,000	9.16	September 13, 2030	3,125
	Service options—I	December 9, 2021	15,000	11.00	December 9, 2031	6,562

	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Mathias Hothum	Service options—II	June 27, 2023	25,000	11.41	June 27, 2033	25,000

Under the 2020 Plan, service-based options—I for the Board of Directors vest over a period of four years, with a 1-year cliff period: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. Under the 2022 Plan, service-based options—II vest fully after one year.

Board of Directors—share options with service conditions (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date

Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030

	Service options—II	June 14, 2022	25,000	7.94	June 14, 2032

Adam Stone	Service options—II	June 14, 2022	25,000	7.94	June 14, 2032

Heather L. Mason	Service options—II	June 14, 2022	25,000	7.94	June 14, 2032

Michael G. Atieh	Service options—II	June 14, 2022	25,000	7.94	June 14, 2032

Paul R. Carter	Service options—II	June 14, 2022	25,000	7.94	June 14, 2032

Eliot Forster, Ph.D.	Service options—II	June 14, 2022	25,000	7.94	June 14, 2032

Former Non-Executive Directors—share options (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date

Nancy Valente	Service options—I	March 22, 2022	7,500	7.40	May 12, 2024

Friedrich von Bohlen und Halbach, Ph.D.	Service options—I	June 17, 2021	12,500	12.05	June 20, 2024

	Service options—I	December 9, 2021	5,625	11.00	June 20, 2024

	Service options—II	June 14, 2022	25,000	7.94	June 20, 2024

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

•	reviewing all related person transactions for potential conflict of interest situations and voting with respect to all such transactions;

•	supervising the integrity of our financial and sustainability reporting and the effectiveness of our internal risk management and control systems; and

•	establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters.

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

D. Employees

As of December 31, 2023, Immatics OpCo has a headcount of 343 employees and 242 full-time employees of whom 119 hold a doctorate degree. Of these full-time employees, 133 are employed in positions relating to research and development positions, 51 are employed in Clinical including Regulatory Affairs, and 52 are employed in Administrative Functions including Business Development and 6 in senior management positions.

As of December 31, 2023, Immatics US employed 190 full-time employees and 2 part-time employee, of which 33 hold doctorate degrees, 3 have the credentials of JD, and 1 has the credentials of M.D. Of these employees, 129 are employed in positions relating to research and development, 27 are employed in positions relating to Clinical, 35 are employed in administrative functions, and 1 was employed in senior management positions.

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

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of January 31, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from January 31, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding ordinary shares beneficially owned is computed based on 102,985,072 ordinary shares outstanding as of January 31, 2024. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, the business address for each beneficial owner is Immatics N.V., Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Harpreet Singh, Ph.D.	1,276,988	1.2%
Arnd Christ	169,907	*
Cedrik Britten, M.D.	227,735	*
Carsten Reinhardt, M.D., Ph.D.	461,282	*
Toni Weinschenk, Ph.D.	323,549	*
Rainer Kramer, Ph.D.	319,575	*
Steffen Walter, Ph.D.	279,892	*
Edward Sturchio	106,875	*
Jordan Silverstein	196,165	*
Peter Chambré	373,274	*
Michael G. Atieh	55,313	*
Paul R. Carter	55,313	*
Eliot Forster, Ph.D.	55,313	*
Heather L. Mason	55,313	*
Adam Stone(1)	55,313	*
Mathias Hothum	329,521	*
All directors and executive officers and persons nominated to serve in such positions as a group (16 persons)	4,341,328	4.2%
5% or Greater Shareholders
dievini Hopp BioTech holding GmbH & Co. KG(2)	17,202,356	16.7%
Baker Bros. Advisors LP(3)	5,838,853	5.7%
Wellington Management Group LLP(4)	6,352,929	6.2%

*	Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.
(1)	Does not include any ordinary shares indirectly owned by Adam Stone as a result of his membership interest in ARYA Sciences Holdings.
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
(3)

This information is based on a Schedule 13G filed with the SEC on February 14, 2024 by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker, which reported sole voting and dispositive power over 5,838,853 ordinary shares, which is the aggregate number of ordinary shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. (collectively, the “Funds”). The Funds’ respective general partners relinquished to Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ordinary shares held by the Funds. The principal business address of each of the foregoing persons and entities is 860 Washington Street, 3rd Floor New York, NY 10014.

(4)

This information is based on a Schedule 13G filed with the SEC on February 8, 2024 by Wellington Management Group LLP (“Wellington”), Wellington Investment Advisors Holdings LLP, Wellington Management Company LLP and Wellington Group Holdings LLP, which reported shared voting and dispositive power over 6,352,929 ordinary shares. The principal business address is 280 Congress Street, Boston, MA 02210.

Holders

As of February 1, 2024, we had approximately 44 shareholders of record of our ordinary shares. We estimate that as of February 1, 2024, approximately 99.1% of our outstanding ordinary shares are held by 36 U.S. record holders. One of the U.S. shareholders of record is Cede & Co., a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede & Co. therefore is the shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our ordinary shares.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2023 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Board Nomination and Registration Rights

In connection with the ARYA Merger, we granted certain registration rights to certain securityholders under the Investor Rights Agreement entered into as of the closing of the ARYA Merger.

Pursuant to the Investor Rights Agreements, until the fifth anniversary of the closing of the ARYA Merger, at each annual or special meeting of shareholders, (i) Perceptive Life Sciences Master Fund, Ltd, Dr. David Hung, Dr. Todd Wider and Kevin Conroy (collectively, the “ARYA Investors”) have the right, but not the obligation, to designate for election as a director two individuals to serve on our Board (one Class I director and one Class III director), and (ii) dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) has the right, but not the obligation, to designate for election as a director two individuals to serve on our Board (one Class I director and one Class III director), provided that the ARYA Investors’ nomination rights will terminate if at any time ARYA Investors collectively own less than 5% of our then-outstanding ordinary shares and that dievini’s nomination rights will terminate if at any time dievini own less than 5% of our then-outstanding ordinary shares. Once nominated by these shareholders, our Board is obligated to recommend such individuals for election and to include such recommendation in any proxy statement or similar document provided to our shareholders.

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

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. TaurX has filed a trademark opposition against our registered Trademark IMTX in the EU. Discovery and preliminary procedural matters remain ongoing and the parties are engaged in settlement discussion. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

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

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our ordinary shares or warrants. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. This discussion does not address consequences from a fundamental change (as described in the warrant terms) to a U.S. Holder of warrants.

This discussion applies only to a U.S. Holder that holds our ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or warrants as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or warrants;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRAs” and governmental entities;

•	real estate investment trusts or regulated investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates and certain former citizens or long term residents of the United States;

•	persons that own or are deemed to own 10% or more of the voting power or value of our shares; or

•

persons holding ordinary shares or warrants in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or warrants, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or warrants and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares or warrants.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of our ordinary shares or warrants who, for U.S. federal income tax purposes, is eligible for the benefits of the Treaty and who is:

•	a U.S. citizen (other than a resident of the Netherlands or Germany) or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Certain Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The U.S. Internal Revenue Service (the “IRS”) recently released notices which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations that provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any non-U.S. taxes imposed on dividends on, or dispositions of, ordinary shares or warrants. This discussion does not apply to investors in this special situation.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the ordinary shares or warrants in their particular circumstances.

Taxation of Distributions on Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions (if any) paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, may be taxable at long-term capital gain rates. Dividends may constitute qualified dividend income if (a) the ordinary shares with respect to which the dividends are paid are listed on Nasdaq or are otherwise considered “readily tradable” on an established securities market for U.S. federal income tax purposes or we are eligible for benefits under the Treaty and (b) we are not a PFIC in the year in which the dividend is paid or the prior taxable year. However, there can be no assurance that our ordinary shares will remain listed or otherwise be considered readily tradable on an established securities market in the future, nor (as discussed under “Passive Foreign Investment Company Rules” below) that we will not be a PFIC for any future taxable year. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

As described below under “—Material Dutch Tax Considerations” and “—Material German Tax Considerations,” it is expected that any dividends we pay to a U.S. Holder will be subject to German withholding tax (and will not be subject to Dutch withholding tax). The amount of a dividend will include any amounts withheld in respect of German income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for a dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding the Foreign Tax Credit Regulations, German taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed under “—Material German Tax Considerations” below, Germany requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes (including foreign withholding taxes treated as income taxes) to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the German income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2024 or future years is inherently uncertain. U.S. Holders should consult their tax advisors regarding the creditability of any German taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may be able to elect to deduct foreign taxes, such as the German withholding tax, in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct otherwise creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Sale or Other Disposition, Exercise or Expiration of Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of warrants (other than by way of exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the warrants for more than one year at the time of the sale or disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the warrants disposed of and the amount realized on the disposition.

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

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of a warrant on a cashless basis, we believe that it is reasonable to take the position that such exercise will not be taxable (except with respect to cash received in lieu of a fractional ordinary share), either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, subject to the discussion below under “—Passive Foreign Investment Company Rules,” the holding period of the ordinary shares would commence either on the day the warrant is exercised or the day after the warrant is exercised. In the latter case, the holding period of the ordinary shares would include the holding period of the exercised warrants. In either case, the U.S. Holder’s tax basis in the ordinary shares (including any fractional ordinary share) received generally would equal the U.S. Holder’s tax basis in the warrants. However, such position regarding the treatment of a cashless exercise is not binding on the Internal Revenue Service, or the IRS, and the IRS may treat a cashless exercise of a warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisers as to the consequences of an exercise of a warrant on a cashless basis. The receipt of cash in lieu of a fractional ordinary share should result in a capital gain or loss equal to the difference between the cash received and the U.S. Holder’s tax basis in the ordinary shares allocable to the fractional share.

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

Passive Foreign Investment Company Rules

We do not believe that we were a PFIC for the tax year ended December 31, 2023. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, certain non-active rents and royalties (other than certain rents and royalties derived in an active conduct of a trade or business), and capital gains. Cash is generally a passive asset for these purposes. In addition, intangible assets, such as intellectual property and goodwill (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as an active asset to the extent it is attributable to activities that produce active income.

Whether we will be a PFIC in the current or any future year is uncertain because, among other things, (i) we currently own, and likely will continue to own, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time and (iii) the timing of our recognition of active income for U.S. federal income tax purposes, which may differ from the timing of the recognition of such income for financial accounting purposes, may result in our recognizing lesser amounts of active income for U.S. federal income tax purposes in certain taxable years. In particular, our market capitalization has been volatile. Accordingly, to the extent that the value of our non-passive assets is determined by reference to our market capitalization, there is a significant risk that we may be a PFIC for our current taxable year and possibly future taxable years. However, such determination can only be made after the end of the taxable year.

If we are a PFIC for any year during which a U.S. Holder holds ordinary shares (or, under Treasury regulations proposed in 1992 that apply retroactively, warrants), we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares (or, under proposed regulations, warrants), even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder elects to recognize gain, if any, as if it sold its ordinary shares (or, under proposed regulations, warrants) as of the last day of the last tax year in which we are a PFIC (a “Purging Election”). In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs (collectively, “Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-

tier PFIC, in each case as if the U.S. Holder held those shares directly, even though it will not have received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them if we own one or more Lower-tier PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares (or, under proposed Treasury regulations, warrants) (assuming the U.S. Holder has not made one of certain elections, as described below), gain recognized by the U.S. Holder on the sale or other disposition (including certain pledges) of ordinary shares (or, under proposed regulations, warrants) (including any gain recognized as a consequence of a Purging Election) will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants. Under proposed Treasury regulations, if we were a PFIC during any taxable year during which a U.S. Holder held our warrants, the holding period of the ordinary shares received upon exercise of such warrants would include the holding period of the warrants. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder exceeds 125% of the average of the annual distributions received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution will be subject to taxation in the same manner as gain.

If we were a PFIC and a U.S. Holder made either (a) an election to treat our ordinary shares as stock of a “qualified electing fund,” or “QEF” (which is generally not available with respect to warrants), or (b) a “mark-to-market” election with respect to our ordinary shares (which is also generally not available with respect to warrants), that election would alleviate some of the adverse tax consequences of PFIC status and would result in an alternative treatment of the ordinary shares. If we determine that we are a PFIC for any taxable year, we intend to provide the information for U.S. Holders to make or maintain a QEF election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF election. However, we cannot give any assurance that we will have timely knowledge of our status as a PFIC in the future or that we will provide the information necessary for U.S. Holders to make “QEF elections.” Furthermore, the availability of a “mark-to-market election” with respect to the ordinary shares is a factual determination that will depend on the manner and quantity of trading of our ordinary shares. A mark-to-market election cannot be made with respect to the stock of any of our subsidiaries. U.S. Holders should consult their tax advisors regarding whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for a taxable year during which a U.S. Holder holds ordinary shares (or, under propose regulations, warrants), the U.S. Holder will generally be required to file an annual report on IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

Prospective U.S. Holders should consult their tax advisors regarding the potential PFIC rules to an investment in ordinary shares or warrants.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

Material Dutch Tax Considerations

Scope of Discussion

The section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares or the acquisition, holding, exercise and disposal of warrants. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares or warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel.

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

Except as otherwise indicated, this section is based on and only addresses the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the percentages, tax rates and tax brackets applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect such change.

This section is intended as general information only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of the ordinary shares or the acquisition, holding, exercise and disposal of warrants. Holders or prospective holders of ordinary shares or warrants should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of ordinary shares or the acquisition, holding, exercise and disposal of warrants in light of their particular circumstances.

Please note that this section does not describe the Dutch tax consequences for:

(i)

a holder of ordinary shares or warrants if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001

(Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in us, if such holder alone or, in the case of an individual, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of our total issued and outstanding capital or of 5% or more of the issued and outstanding capital of a certain class of shares; or (ii) rights (including warrants) to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights that relate to 5% or more of our annual profits or to 5% or more of our liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in us has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

a holder of ordinary shares or warrants if the ordinary shares or warrants held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding, or right to actuire of 5% or more in our nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) we are a related entity (statutorily defined term);

(iii)

a holder of ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

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

a holder of ordinary shares or warrants if such holder is an individual for whom the ordinary shares or warrants or any benefit derived from the ordinary shares or warrants is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).

Dividend withholding tax

Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of ordinary shares.

The expression “dividends distributed” includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds from the redemption of ordinary shares, or proceeds from the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for Dutch dividend withholding tax purposes;

•

an amount equal to the par value of the ordinary shares issued or an increase of the par value of the ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of the paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent that we have “net profits” (zuivere winst), unless (i) the general meeting of shareholders has resolved in advance to make such repayment and (ii) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the ordinary shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of ordinary shares that is resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic tax law, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Dividend stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. As from January 1, 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the ordinary shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Warrants

The exercise of warrants does not, in our view, give rise to Dutch dividend withholding tax, except to the extent (i) the exercise price is below the par value of an ordinary share and (ii) such difference is not charged against our share premium reserve recognized for Dutch dividend withholding tax purposes. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant holder of a warrant, Dutch dividend withholding tax shall be due on a grossed-up basis, meaning that the Dutch dividend withholding tax basis shall be equal to the amount referred to in the preceding sentence multiplied by 100/85.

In addition, it cannot be excluded that payments made in consideration for a repurchase or redemption of a warrant or a full or partial cash settlement of the warrant are in part subject to Dutch dividend withholding tax. To date, no authoritative case law of the Dutch courts has been made publicly available in this respect.

Exceptions and relief from Dutch dividend withholding tax may apply as set forth in this section.

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

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

(iii)

holds the ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

(iv)

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

(v)	is not resident in any jurisdiction (also a hybrid mismatch); or

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

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2024: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2024: 25.8%).

Dual Tax Residency

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As set out in the introduction we are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker

Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined on our place of effective management. As long as our place of effective management is continuously in Germany, and the Tie-Breaker Provision is not changed (for instance, by change in the reservations and choices made by Germany with respect to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting), we should exclusively be a tax resident of Germany for purposes of the double tax treaty between Germany and the Netherlands. As a consequence, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the ordinary shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder. See “Item 3: Key information—D. Risk factors—If we ever pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Taxes on income and capital gains

Dutch Resident Entities

Generally, if the holder of ordinary shares or warrants is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or warrants or any capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).

Dutch Resident Individuals

If the holder of ordinary shares or warrants is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or warrants or any capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2024), if:

(i)

the ordinary shares or warrants are attributable to an enterprise from which the holder of ordinary shares or warrants derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of ordinary shares or warrants is considered to perform activities with respect to the ordinary shares or warrants that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares or warrants that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the ordinary shares and warrants will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities onJanuary 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares and warrants are as such not subject to Dutch income tax.

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the ordinary shares and warrants, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares and warrants, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).

The deemed return applicable to other investments, including the ordinary shares and warrants, is set at 6.04% for the calendar year 2024. Transactions in the three-month period before and after 1 January of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares or warrants cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of 24 December 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On 18 September 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime violates with the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on 8 September 2023, the outgoing (demissionair) cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the ‘Actual Return Box 3 Act’ (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on 1 January 2027 at the earliest.

Holders of ordinary shares and warrants are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares and warrants is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of ordinary shares or warrants that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from the ordinary shares or warrants or in respect of capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants provided that:

(i)

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares or warrants are attributable; and

(ii)

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares or warrants that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares or warrants that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares or warrants by way of a gift by, or on the death of, a holder of such ordinary shares or warrants who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares or warrants by way of a gift by, or on the death of, a holder of such ordinary shares or warrants who is neither resident nor deemed to be resident of the Netherlands, unless:

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

Value added tax (VAT)

No Dutch VAT will be payable by a holder of ordinary shares or warrants in respect of any payment in consideration for the holding or disposal (or exercise, as applicable) of the ordinary shares or warrants.

Stamp Duties

No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of ordinary shares or warrants in respect of any payment in consideration for the holding or disposal (or exercise, as applicable) of the ordinary shares or warrants.

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

In order to receive a refund pursuant to a double tax treaty or the aforementioned option for foreign corporations, the shareholder has to electronically submit an application via the Federal Central Tax Office’s online portal (www.elster.de/bportal) and upload certain documents during the application, i.a. a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax.

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

Exceptions from the flat rate tax (satisfied by withholding the tax at source, Abgeltungswirkung) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in Immatics and for shareholders who have a shareholding of at least 1% in Immatics and work for the company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the ordinary shares as business assets (see below “Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Ordinary Shares as Business Assets—Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced Immatics taxable income.

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

Sole Proprietors

If the ordinary shares are held by a sole proprietor, capital gains realized on the disposal of the ordinary shares are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his /her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is partly or entirely credited against the shareholder’s personal income tax liability.

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

We are exposed to various risks in relation to financial instruments. Our principal financial assets comprise cash and cash equivalents, short-term deposits, accounts receivables and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

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

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables, short-term deposits and bonds. Our cash and cash equivalents, bonds and short-term deposits are denominated in Euros and U.S. dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

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

Our cash and cash equivalents were €218.5 million as of December 31, 2023. Approximately 88% of our cash and cash equivalents were held in Germany, of which approximately 40% were denominated in Euros and 60% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €94.7 million and U.S. dollars in the amount of €112.7 million as of December 31, 2023.

Market risk and currency risk of warrants

Our activities are exposed to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The warrants are publicly traded on the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.9 million with a corresponding effect in the equity as of December 31, 2023.

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

On October 12, 2022, we issued and sold 10,905,000 ordinary shares at an offering price of $10.09 per share. The offering was made pursuant to our Registration Statement on Form F-3 (No. 333-258351). The managing underwriters of the offering were Jefferies LLC and SVB Securities LLC. The net proceeds from this offering to us, after deducting underwriting discount and total offering expenses, were €106.2 million. We intend to use the net proceeds for general corporate purposes and there has been no material change in the use of proceeds as described in the prospectus related to the offering.

On July 21, 2023, we issued and sold 2,419,818 ordinary shares at an offering price of $14.4639 per share. The offering was made in reliance on Section 4(a)(2) of the Securities Act. There were no underwriters for the offering. The net proceeds from this offering to us were €31.2 million. We intend to use the net proceeds for general corporate purposes.

On January 22, 2024, we issued and sold 18,313,750 ordinary shares at an offering price of $11.00 per share. The offering was made pursuant to our Registration Statement on Form F-3 (No. 333-258351). The managing underwriters were Jefferies LLC, Jefferies GmbH, BofA Securities, Inc. and Leerink Partners LLC. The net proceeds from this offering to us, after deducting underwriting discount and total offering expenses, were €173 million. We intend to use the net proceeds to fund research and development activities and for working capital and other general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the year covered by this Annual Report on Form 20-F and have concluded that our disclosure controls and procedures were effective as of December 31, 2023. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time frame specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management concluded that we did maintain effective internal control over financial reporting as of December 31, 2023, based on criteria described in Internal Control—Integrated Framework (2013) issued by the COSO.

C. Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) as of and for the year ended December 31, 2023, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023, which expressed an unqualified opinion thereon, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” beginning on page F-2.

D. Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

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

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2023, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2023	2022
	(Euros in thousands)
Audit Fees	1,619	1,277
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,619	1,277

For the years ended December 31, 2023 and 2022, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was the Company’s auditor.

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

During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

•

Director Compensation. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5250(b)(3), which requires an issuer to disclose information regarding third-party compensation of its directors or director nominees.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

We rely on communications and information systems to conduct our business. In the ordinary course of business we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our collaboration partners, suppliers and business partners, as well as personally identifiable information of our employees in our data centers and on our networks or in the cloud.

Cybersecurity Risk Management

At Immatics N.V., cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is based on industry best practices and provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers and facilitates coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system enhancements. The Center for Internet Security (“CIS”) has a cybersecurity program which has been designed to balance the need to conduct business and the need to protect confidential information. In addition, our cybersecurity team provides training to all employees. All employees are held accountable for maintaining cybersecurity through adherence to the Information Security Policy and IT Acceptable Use Policy. A mandatory Security Awareness Program is in place for all new hires and annual training for all employees. This includes policy acknowledgement, training videos and regular updates in company-wide meetings.

Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee is provided security metrics on cybersecurity and data protection programs in accordance with the control framework established by the Center for Internet Security controls on a regular basis and also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our cybersecurity programs are under the direction of our Chief Financial Officer, who receives reports through the Head of IT from our cybersecurity team and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents. Our CFO and especially our Head of IT and dedicated personnel are experienced information systems security professionals and information security managers with many years of experience. Management, including the CFO, the Head of IT and our cybersecurity team, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports quarterly that cover, among other topics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Risks Related to Our Business and Industry” in this annual report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.1	Warrant Agreement between Continental Stock Transfer & Trust Company and ARYA Sciences Acquisition Corp.	8-K	001-38688	4.1	December 16, 2018

2.2	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp.	F-4	333-237702	4.1	June 5, 2020

2.3	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

2.4	Securities Purchase Agreement, dated as of July 19, 2023, between Immatics N.V. and Bristol-Myers Squibb Company	F-3	333-274218	4.2	August 25, 2023

2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	20-F	001-39363	2.3	March 23, 2022

4.1#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.2†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.3†	License Royalty Adjustment Agreement, dated as of January 5, 2016, by and between Immatics US, Inc. and The Board of Regents of The University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.6	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.4†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

4.5†	Restricted Stock Acquisition Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Cancer Center	F-4	333-237702	10.8	April 16, 2020

4.6†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

4.7†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.8†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.9†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.10†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.13	April 16, 2020

4.11†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.14	April 16, 2020

4.12†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.13†	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	20-F	001-39363	4.14	March 30, 2021

4.14#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

4.15†	License, Development and Commercialization Agreement, dated as of December 10, 2021, by and between Immatics Biotechnologies GmbH and Bristol-Myers Squibb Company	20-F	001-39363	4.16	March 23, 2022

4.16†	Collaboration Agreement, dated as of June 1, 2022, by and between Immatics US, Inc. and Celgene Switzerland LLC	20-F	001-39363	4.17	March 22, 2023

4.17†*	Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.

4.18†*	TCER Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.

4.19†*	Database / Vaccine Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.

4.20†*	Combination Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.

4.21†*	Lease Agreement between Weatherford Farms DC, L.P. as Landlord, and Immatics US, Inc. dated as of March 24, 2022

4.22†*	Amendment No 8 —Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of May 1, 2023

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

4.23†*	Master Services Agreement, dated as of March 20, 2024, by and between Immatics Biotechnologies GmbH. and Patheon UK Limited

8.1	Subsidiaries	20-F	001-39363	8.1	March 30, 2021

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

97.1*	Policy Regarding Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of IMMATICS N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of IMMATICS
N.V
. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit/(loss), of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based
on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

F-2

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue Recognition from Collaboration Agreements using the
Cost-to-Cost
Method
As described in Notes 5.1, 6 and 7 to the consolidated financial statements, the Company recognized €38.7 million of revenue from collaboration agreements using the cost-to
cost method for the year ended December 31, 2023. The company provides development services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service
(cost-to-cost
method), because the customer simultaneously receives and consumes the benefits provided. The cost-to-cost
basis using direct costs and directly attributable personnel costs is considered the best measure of progress in which control of the performance obligations transfers to the Company’s collaboration partners, due to the nature of the work being performed. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement, which includes estimates of total internal personnel costs and external costs to be incurred.
The principal considerations for our determination that performing procedures relating to revenue recognition from collaboration agreements using the cost-to-cost
method is a critical audit matter are (i) the significant judgment by management in determining the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations, specifically the estimation of total internal personnel costs and external costs to be incurred; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimating total costs to complete the performance obligations.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness

F-3

of controls relating to the budgeting and revenue recognition process, including controls over the revenue recognized for development services, controls over the costs incurred to date for each performance obligation, and controls over the inputs and assumptions used to estimate the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement. These procedures also included, among others (i) testing the actual costs incurred to date for each identified performance obligation; (ii) evaluating and testing management’s process for estimating total costs to complete each performance obligation which included evaluating the reasonableness of management’s estimates of total forecasted internal personnel costs and external costs to be incurred; (iii) evaluating the reasonableness of the assumptions used including evaluating the appropriateness of changes to management’s estimates of total costs to complete; and (iv) performing a comparison of management’s prior period cost estimates to actual costs incurred.
Moderna Collaboration Agreement – Identification of Performance Obligations and Allocation of the Transaction Price
As described in Notes 5.1, 6 and 7 to the consolidated financial statements, on September 7, 2023, the Company entered into a strategic research and development collaboration agreement to develop TCER products and cancer vaccines (the “Moderna agreement”). Under the terms of the agreement, the Group received an upfront cash payment of €113 million ($120 million) related to the performance obligations under the contract and will receive research funding. Accounting for contracts with customers requires significant judgment when evaluating whether the obligations under the Moderna agreement represent one performance obligation, combined performance obligations or multiple performance obligations as well as judgment related to the allocation of the transaction price to the identified performance obligations.
The principal considerations for our determination that performing procedures relating to the identification of performance obligations and allocation of the transaction price is a critical audit matter are (i) the significant judgment by management when developing the evaluation whether the obligations under the Moderna agreement represent one performance obligation, combined performance obligations or multiple performance obligations as well as the allocation of the transaction price to the identified performance obligations; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the determination of performance obligations and allocation of the transaction price to identified performance obligations under the Moderna agreement.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the control relating to the accounting treatment for the Moderna agreement. These procedures also included, among others (i) reading the Moderna agreement; (ii) evaluating management’s conclusion for the accounting treatment; (iii) evaluating the reasonableness of the significant assumptions and conclusion related to the determination of the performance obligations; (iv) assessing the allocation of the transaction price to the identified performance obligations, including comparing stand-alone selling prices to prior collaboration agreements and external sources of similar entities with a similar collaboration scope; and (v) evaluating the sufficiency of the disclosures in the consolidated financial statements.
Stuttgart, Germany
March 21, 2024
PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Stefanie Fink	/s/ Jens Rosenberger
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)
We have served as the Company’s auditor since 2019.

F-
4

Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Notes	Year ended December 31,
		2023	2022	2021
		(Euros in thousands, except per share data)
Revenue from collaboration agreements	7	53,997	172,831	34,763
Research and development expenses		(118,663)	(106,779)	(87,574)
General and administrative expenses		(38,198)	(36,124)	(33,808)
Other income		1,139	26	325

Operating result		(101,725)	29,954	(86,294)
Change in fair value of liabilities for warrants	8	(2,079)	10,945	(10,990)
Other financial income	8	13,850	9,416	5,675
Other financial expenses	8	(7,040)	(8,279)	(1,726)

Financial result		4,731	12,082	(7,041)

Profit/(loss) before taxes		(96,994)	42,036	(93,335)
Taxes on income	10	—	(4,522)	—
Net profit/(loss)		(96,994)	37,514	(93,335)

Net profit/(loss) per share:	24
Basic		(1.20)	0.56	(1.48)
Diluted		(1.20)	0.55	(1.48)
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Notes	Year ended December 31,
		2023	2022	2021
		(Euros in thousands)
Net profit/(loss)		(96,994)	37,514	(93,335)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	19	(155)	2,464	3,514

Total comprehensive income/(loss) for the year		(97,149)	39,978	(89,821)

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Consolidated Statement of Financial Position of Immatics N.V.

	Notes	As of
		December 31, 2023	December 31, 2022
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	20	218,472	148,519
Other financial assets	20	207,423	213,686
Accounts receivables	12	4,093	1,111
Other current assets	13	19,382	13,838

Total current assets		449,370	377,154
Non-current assets
Property, plant and equipment	14	43,747	13,456
Intangible assets	15	1,523	1,632
Right-of-use assets	16	13,308	13,033
Other non-current assets	13	2,017	2,545

Total non-current assets		60,595	30,666

Total assets		509,965	407,820

Liabilities and shareholders’ equity
Current liabilities
Accounts payables	17	25,206	13,056
Deferred revenue	7	100,401	64,957
Liabilities for warrants	21	18,993	16,914
Lease liabilities	16	2,604	2,159
Other current liabilities	18	9,348	9,366

Total current liabilities		156,552	106,452
Non-current liabilities
Deferred revenue	7	115,527	75,759
Lease liabilities	16	12,798	12,403
Other non-current liabilities		4	42

Total non-current liabilities		128,329	88,204
Shareholders’ equity
Share capital	19	847	767
Share premium	19	823,166	714,177
Accumulated deficit	19	(597,293)	(500,299)
Other reserves	19	(1,636)	(1,481)

Total shareholders’ equity		225,084	213,164

Total liabilities and shareholders’ equity		509,965	407,820

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(96,994)	37,514	(93,335)
Taxes on income	—	4,522	—
Profit/(loss) before tax	(96,994)	42,036	(93,335)
Adjustments for:
Interest income	(13,845)	(2,476)	(133)
Depreciation and amortization	7,234	6,967	5,260
Interest expenses	831	1,038	566
Equity-settled share-based payment	20,705	22,570	26,403
Net foreign exchange differences and expected credit losses	6,861	2,953	(2,408)
Change in fair value of liabilities for warrants	2,079	(10,945)	10,990
(Gains)/losses from disposal of fixed assets	(150)	—	—
Changes in:
(Increase)/decrease in accounts receivables	(2,982)	(429)	569
(Increase)/decrease in other assets	(1,387)	(7,872)	(483)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	85,999	45,559	(31,784)
Interest received	10,167	1,649	175
Interest paid	(290)	(695)	(566)
Income tax paid	—	(224)	—

Net cash provided by/(used in) operating activities	18,228	100,131	(84,746)

Cash flows from investing activities
Payments for property, plant and equipment	(30,799)	(5,738)	(5,106)
Payments for intangible assets	(158)	(477)	(551)
Proceeds from disposal of property, plant and equipment	150	52	—
Payments for investments classified in Other financial assets	(415,325)	(216,323)	(11,298)
Proceeds from maturity of investments classified in Other financial assets	414,744	12,695	24,448

Net cash (used in)/provided by investing activities	(31,388)	(209,791)	7,493

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	90,404	134,484	94
Transaction costs deducted from equity	(2,039)	(7,931)	—
Repayment of lease liabilities	(3,849)	(2,843)	(2,707)

Net cash provided by/(used in) financing activities	84,516	123,710	(2,613)

Net increase/(decrease) in cash and cash equivalents	71,356	14,050	(79,866)

Cash and cash equivalents at beginning of the year	148,519	132,994	207,530

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(1,403)	1,475	5,330

Cash and cash equivalents at end of the year	218,472	148,519	132,994

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2021		629	538,695	(444,478)	(7,459)	87,387
Other comprehensive income		—	—	—	3,514	3,514
Net loss		—	—	(93,335)	—	(93,335)
Comprehensive loss for the year		—	—	(93,335)	3,514	(89,821)
Equity-settled share-based compensation	11	—	26,403	—	—	26,403
Share options exercised	11	—	94	—	—	94

Balance as of December 31, 2021		629	565,192	(537,813)	(3,945)	24,063

Balance as of January 1, 2022		629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income		—	—	—	2,464	2,464
Net profit		—	—	37,514	—	37,514
Comprehensive income for the year		—	—	37,514	2,464	39,978
Equity-settled share-based compensation	11	—	22,570	—	—	22,570
Share options exercised	11	—	311	—	—	311
Issue of share capital – net of transaction costs	19	138	126,104	—	—	126,242

Balance as of December 31, 2022		767	714,177	(500,299)	(1,481)	213,164

Balance as of January 1, 2023		767	714,177	(500,299)	(1,481)	213,164
Other comprehensive loss		—	—	—	(155)	(155)
Net loss		—	—	(96,994)	—	(96,994)
Comprehensive loss for the year		—	—	(96,994)	(155)	(97,149)
Equity-settled share-based compensation	11	—	20,705	—	—	20,705
Share options exercised	11	—	139	—	—	139
Issue of share capital – net of transaction costs	19	80	88,145	—	—	88,225

Balance as of December 31, 2023		847	823,166	(597,293)	(1,636)	225,084

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Notes to the Consolidated Financial Statements of Immatics N.V.

1.	Group information
Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc. (“Immatics” or the “Group”), is a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer patients. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020.
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
These annual consolidated financial statements of the Group for the year ended December 31, 2023 were authorized for issue by the Board of Directors of Immatics N.V. on March 21, 2024.

2.	Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC
®
Interpretations”). The consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated. For technical reasons, the information provided in these financial statements may contain rounding differences of +/- one unit.
The subsidiaries Immatics Biotechnologies GmbH and Immatics US Inc., are fully consolidated from the date upon which control was transferred to Immatics N.V. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group are eliminated in full upon consolidation. The consolidated statement of profit or loss is prepared based on the function of expense method. The financial statements were prepared in accordance with the historical cost principle and on a going concern basis. This excludes financial liabilities for warrants, which are measured at fair value. The presentation in the consolidated statement of financial position distinguishes between current and non-current assets and liabilities. Assets are classified as current if they are expected to realise to sell or consume the asset in its normal operating cycle. Liabilities are classified as current if they are due within one year.
The consolidated financial statements are presented in Euros, which is the functional and reporting currency of the parent, Immatics N.V. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The Consolidated Statement of Profit/(Loss) is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income.
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. The Group determined the functional

F-
10

currency of Immatics Biotechnologies GmbH to be Euros and of Immatics US Inc. to be USD. The Group used the following exchange rates to convert the financial statements of its U.S. subsidiary:

	2023		2022		2021
	Year-end rate	Average rate	Year-end rate	Average rate	Year-end rate	Average rate
Euros per U.S. Dollar	0.90498	0.92460	0.93756	0.94888	0.88292	0.84495

The reporting period for Immatics N.V. and its subsidiaries corresponds with the calendar year. The reporting period 2023 began on January 1, 2023 and ended on December 31, 2023.
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
The Group plans to seek funds through further private or public equity financings, debt financings, collaboration agreements and marketing, distribution or licensing arrangements. The Group may not be able to obtain financing or enter into collaboration or other arrangements on acceptable terms. If the Group is unable to obtain funding, it could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. However, Immatics’ cash and cash equivalents and short-term deposits will be sufficient to fund operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the financial statements.
The accompanying consolidated financial statements have been prepared on a going concern basis. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, were the Group unable to continue as a going concern.

3.	Macroeconomic environment
Currently, multiple global uncertainties are existing.
The conflict between Russia and Ukraine and the Palestinian-Israeli conflict have resulted, and may further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia, Ukraine or Israel, it does not expect that the ongoing conflicts will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. While the conflicts are currently not expected to have a direct impact on the Company, this may change in case of further expansion of the scale of the conflicts. In addition, other geopolitical instabilities might impact the Group in the future.
During the year ended December 31, 2023, Silicon Valley Bank and Credit Suisse, two large banks, as well as other smaller banks, were subject to liquidity problems. The Group does not hold deposits or securities with any

F-
11

of the affected banks. While the banking system remained stable overall, we will continue to closely monitor the situation
.

4.	Application of new and revised International Financial Reporting Standards

4.1	Application of new standards and amendments to existing standards
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards and interpretations effective as of January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
New standards and amendments to existing standards applied for the first time:

Standards/Amendments	Effective date
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 – Definition of Accounting Estimates	January 1, 2023
IFRS 17 – Insurance Contracts	January 1, 2023
Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules	May 23, 2023
On February 12, 2021, the IASB published the Amendments to IAS 1 (and Practice Statement 2 Making Materiality Judgements) entitled “Disclosures of Accounting Policies“. In the future, only “material“ accounting policies are to be disclosed in the Notes to the Consolidated Financial Statements. The first-time application of this amendment has only led to a change in presentation of the accounting policies. Going forward, the Group will focus its presentation of accounting policies exclusively on the accounting methods that are significant to an understanding of the financial statements.
All other amendments on standards and interpretations had no effect on the consolidated financial statements of the Group. The Amendments to IAS 12 — International Tax Reform — Pillar Two Model Rules had no impact on the Group’s consolidated financial statements as the Group is not in scope of the Pillar Two model rules as its revenue is less than €750 million per year.

4.2	Assessment of potential impact of future standards and amendments to existing standards
The following standards and amendments to existing standards have been issued by the IASB, but were not yet mandatory for the year ended December 31, 2023:

Standards/Amendments	Effective date	Potentially material effect expected on Immatics financial statements
Amendment to IAS 1 – Presentation of Financial Statements (Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants)	January 1, 2024	No
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements	January 1, 2024	No
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	January 1, 2024	No
Amendments to IAS 21 – Lack of Exchangeability	January 1, 2025	No

F-1
2

5.	Summary of material accounting policies applied by the Group for the annual reporting period ending December 31, 2023
The following are the material accounting policies applied by the Group in preparing its consolidated financial statements:

5.1	Revenue from collaboration agreements
The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2023, the Group had five revenue-generating strategic collaboration agreements in place, one with Genmab A/S, Copenhagen /Denmark (“Genmab”), three with Bristol-Myers-Squibb (“BMS”) and the recently signed agreement with ModernaTX, Inc. (“Moderna”), effective in October 2023. Four of the five revenue-generating strategic collaboration agreements are in pre-clinical
stage and the BMS IMA401 collaboration agreement is at clinical stage. The collaboration with GlaxoSmithKline Intellectual Property Development Limited (“GSK”) was terminated in October 2022 and the collaboration with Amgen Inc., Thousand Oaks/CA/USA (“Amgen”) was terminated in October 2021. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018.
Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under the collaboration agreements represent one or more combined performance obligations, the determination of the transaction price and the allocation of the transaction price to identified performance obligations.
Identification of distinct performance obligations
Pre-clinical
collaboration agreements with BMS, Genmab, GSK and Amgen
Under the terms of these agreements, Immatics agrees to collaborate in the development, manufacture, and commercialization of cancer immunotherapy treatments for specified targets identified through the use of Immatics XPRESIDENT technology.
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
data.
Clinical collaboration agreement (BMS IMA401 agreement)
Under the terms of the agreement, Immatics granted to Bristol-Myers Squibb (BMS) an exclusive, worldwide, sublicensable license to develop, manufacture and commercialize IMA401. Under the Agreement, Immatics is also responsible for, and will bear the cost of, the first Phase 1 clinical trial.

F-1
3

The Group transferred license rights and is performing clinical trial services. While the clinical trial is a prerequisite for approval of the product, it does not modify the underlying product. The license contributed under the collaboration agreement represents a distinct performance obligation, because they are separately identifiable from other promises in the BMS IMA401 agreement.
Moderna agreement
Under the terms of the agreement, Immatics granted to Moderna four main elements:

•
Early TCER Activities: Immatics agrees to collaborate in the development, manufacturing and commercialization of cancer immunotherapy treatments for specified early pre-clinical
targets identified through the use of Immatics XPRESIDENT technology. As part of the collaboration arrangement, Immatics grants licensing rights for the development and commercialization of future product candidates, developed for targets defined in the collaboration agreement. Additionally, Immatics agrees to perform certain research activities under the collaboration agreement, including screening of highly specific molecules for reactivity with the specified targets and off-targets
using Immatics’ proprietary technology and
know-how,
participation on steering committees, and preparation of data packages. The Group performs an analysis to identify the performance obligations under the contract, including licenses and rights to future intellectual property developed under the contract and research activities. As the agreement comprise several promises, it must be assessed whether these promises are capable of being distinct and distinct within the context of the contract. The licenses contributed under the collaboration agreement do not represent distinct performance obligations, because the Group’s collaboration partner would likely be unable to derive significant benefits from its access to these targets without Immatics’ research activities. Identification of a viable product candidate that will bind to the targets specified in the agreement requires use of the Group’s XPRESIDENT technology and database of target and off-target
data.

•
Advanced TCER Activities: Immatics agrees to collaborate in the development, manufacturing and commercialization of cancer immunotherapy treatments for one specified more advanced pre-clinical
target identified through the use of Immatics XPRESIDENT technology. The product candidate, while in pre-clinical
stage, is more advanced and therefore distinct from the Early TCER activities.

•
Database Activities: Immatics agrees to give limited insights into Immatics XPRESIDENT and XCUBE technologies. The research and development services associated with the database pillar are mainly focussed on preparing and formatting the data. The four individual reporting elements within the database agreement represent distinct performance obligations. However, as all of them are accounted for as licenses over the identical license term, the accounting treatment does not differ from a combination into one performance obligation.

•
Clinical Combination: Immatics agrees to jointly run a clinical combination trial. The results of the trial will be co-owned
and cost will be shared. The clinical combination is accounted for as a joint arrangement in accordance with IFRS 11.

Determination of transaction price
Upfront payment
Each of the Group’s strategic collaboration agreements includes a non-refundable
upfront payment.
With respect to
pre-clinical
collaboration agreements, the Group records these payments as deferred revenue, which it allocates to the combined performance obligations for each agreement. Such amounts are recognized as revenue over the performance period of the research activities on a cost-to-cost
basis.

F-1
4

With respect to the BMS IMA401 agreement and the Moderna agreement, the Group determined the underlying stand-alone selling price for each performance obligation to allocate the transaction price to the performance obligations. The estimation of the stand-alone selling price requires significant judgement regarding the estimation approach of the stand-alone selling prices for the distinct performance obligations as well as significant estimates regarding the expected cost for future services, profit margins and development timelines.
Reimbursement for services
Under the collaboration agreement with Genmab and Moderna, the Group receives reimbursement for employee research and development costs. These employee costs are presented as research and development expenses, while reimbursements of those costs, which is based on an FTE rate defined in the contract, are part of the transaction price and presented as revenue and not deducted from expenses.
Development and Commercial Milestones
The collaboration agreements include contingent payments related to development and commercial milestone events. These milestone payments represent variable consideration that are not initially recognized within the transaction price, due to the scientific uncertainties and the required commitment from the collaboration partners to develop and commercialize a product candidate. The Group assesses the probability of significant reversal of cumulative revenue for any amounts that become likely to be realized prior to recognizing the variable consideration associated with these payments within the transaction price.
Sales-based milestones and royalty payments
The collaboration agreements also include sales-based royalty payments upon successful commercialization of a licensed product. In accordance with IFRS 15.B63, where the license is predominant, the Group recognizes revenue from sales-based milestones and royalty payments at the later of (i) the occurrence of the subsequent sale; or (ii) the performance obligation to which some or all of the sales-based milestone, or royalty payments have been allocated. The Group anticipates recognizing these milestones and royalty payments, when subsequent sales are generated from a licensed product by the collaboration partner.
Measuring progress towards complete satisfaction of a performance obligation
The
cost-to-cost
basis using direct costs and directly attributable personnel costs is considered the best measure of progress in which control of the performance obligations transfers to the Group’s collaboration partners, due to the nature of the work being performed.
Other material accounting considerations
Cost to fulfill contracts
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

F-1
5

5.2	Deferred income tax
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

5.3	Share-based payment
The Group’s employees as well as others providing similar services to the Group, receive remuneration in the form of share-based payments, which are equity-settled transactions. The Group’s equity-settled option plans include Matching Stock Options, Converted Stock Options, Service Options and PSUs and are described in detail in Note 11.
The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.
5.4 Financial Instruments
Financial assets
Financial assets within the scope of IFRS 9 include cash and cash equivalents, short-term deposits, bonds and receivables. Immatics determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value, plus, in case of a financial asset not at fair value through profit and loss, transaction costs. Purchases and sales of financial assets are recognized on their trade date, on which the Group commits to purchase or sell the asset. The subsequent measurement of financial assets depends on their classification as described below.
Cash and cash equivalents in the Consolidated Statement of Financial Position is comprised of cash held at banks, short-term deposits and bonds with an original maturity of three months or less. Immatics has short-term deposits with original maturities between three and 12 months, which are classified as Other financial assets. Short-term deposits with an original maturity of three months or less are classified as cash and cash equivalents. Under IFRS 9, short-term deposits are classified within financial assets at amortized costs. Immatics holds bonds with an original maturity of more than three months, which are classified as Other financial assets. The bonds’ contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost.
For debt securities which have high credit ratings and no significant increases in credit risk since initial recognition, the Group determines the exposure to credit default using CDS pricing information (credit default swap values) published by credit agencies and recognizes a 12-month ECL.
Financial liabilities
Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss or at amortized cost, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

F-1
6

All financial liabilities are recognized initially at fair value. The Company’s financial liabilities include accounts payables, lease liabilities, liabilities for warrants and other financial liabilities. Immatics recognized accounts payables and other current liabilities as other financial liabilities at amortized costs.
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
The Group does not engage in hedging transactions that meet the criteria to apply hedge accounting.

5.5	Research and development
Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research costs are expensed as incurred.
An intangible asset arising from development expenditure on an individual project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. The Group did not recognize any intangible assets from development expenditures in 2023, 2022 and 2021 due to the existing uncertainties in connection with its development activities.

6.	Significant accounting judgements, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In particular, material management judgments and estimation uncertainties apply to the recognition and measurement of income taxes (including deferred taxes), the revenue recognition from collaboration agreements and the measurement of share-based payments. Management bases its assessment of these judgments and estimation uncertainties on past experience, estimates from experts (lawyers, tax consultants, etc.) and the results of carefully weighing up different scenarios. Actual events and developments that lie beyond the control of management may deviate considerably from the expressed developments and assumptions. For this reason, the Group examines the estimates and assumptions made on an ongoing basis. Changes in estimates are recognized in profit or loss as soon as better information is available.
Revenue recognition from collaboration agreements
Pre-clinical
collaboration agreements
As the collaboration agreements comprise several promises, it must be assessed whether these promises are capable of being distinct within the context of the contract. For the pre-clinical
collaboration agreements with Genmab and BMS, the Group assessed that these promises are not capable of being distinct within the context of the contract, which results in accounting for all goods and services promised as a single performance obligation with a single measure of progress. The performance obligation is accounted for as a performance obligation, satisfied over time using a cost-to-cost
method as the customer simultaneously receives and consumes the benefits from Immatics’ performance. The Moderna agreement has performance obligations, where the license is predominant and the revenue is therefore recognized based on the term of the license.

F-1
7

BMS IMA401 agreement
For the BMS IMA401 agreement, the Group assessed that these promises were two distinct performance obligations, the granted license and the conduct of clinical trial services. Since the collaboration agreement consist of two performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation and allocated the transaction price to the performance obligations. The Group used the expected cost method for the performance obligation related to clinical trial services, due to the fact that the Group is able to use expected costs including a profit margin to estimate the stand-alone selling price. The Group decided to estimate a stand-alone selling price for the performance obligation related to the license by using the residual approach, since it is a unique license and there is no available market price for the license.
Moderna agreement
For the Moderna agreement, the Group assessed that these promised obligations were several distinct performance obligations, all of them being combinations of research and development services and license portions. The Group used the adjusted market assessment approach for the Early TCER Activities as well as for the Database Activities. For the Advanced TCER Activities, the Group decided to estimate a stand-alone selling price for the performance obligation by using the residual approach, since it is a unique product candidate and license and there is no available market price for the performance obligation.
General considerations
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
Immatics provides development services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service
(cost-to-cost
method), because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the Group can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement, which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized. For more information, see Note 7.
Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to the Group’s history of loss-making over the last several years as well as the plans for the foreseeable future, the Group has not recognized any deferred tax assets on tax losses carried forward. Changes in the estimation of our potential to use tax losses carried forward can have a material effect on the Group’s net income. For more information, see Note 10.

F-1
8

Share-based payments
Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions.
Management determined the value of share-based awards with the assistance of a third-party valuation specialist using certain assumptions, such as volatility, risk-free interest rate, exercise pattern and expected dividends. Changes in these estimates can have a material effect on share-based expenses recognized. For more information, see Note 11.

7.	Revenue from collaboration agreements
The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2023, the Group had five revenue-generating strategic collaboration agreements in place after the Amgen collaboration was terminated in 2021 and the GSK collaboration was terminated in 2022. On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018.
As part of these collaboration arrangements, Immatics grants exclusive licensing rights or options thereto for the development and commercialization of future product candidates, developed for several targets defined in the respective collaboration agreements, in addition to research activities, including screening of highly specific molecules for reactivity with the specified targets and off-targets
using Immatics’ proprietary technology and
know-how,
participation on a joint steering committee, and preparation of data packages. For the preclinical collaboration agreements, except for the Moderna agreement, the promises represent one combined performance obligation, whereas for the clinical stage BMS IMA401 agreement, the promises represent two distinct performance obligations. For the preclinical collaboration agreement with Moderna, the promises represent multiple distinct performance obligations.
The Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of December 31, 2023, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenues are contract liabilities within the scope of IFRS 15.
Each of the Group’s strategic collaboration agreements included a non-refundable upfront payment recognized as deferred revenue. For all collaboration agreements, these upfront payments exceeded the Group’s right to consideration for services performed under each collaboration agreement. Therefore, only deferred revenue net of contract assets is presented as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively.
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

9

Royalty rates are based on aggregate net sales of a licensed product. The agreement provides for higher royalty rates as annual net sales of a licensed product increases. Under the agreement, the royalty rates begin in the high single-digits, increasing to the low tens as a percentage of aggregate annual net sales of a licensed product.
The Group received a non-refundable upfront payment of €
46
 million ($
54
 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which recognizes into revenue on a cost-to-cost basis using forecasted costs.
In October 2023, Genmab provided Immatics with notice of its decision to terminate one of the bispecific programs under the collaboration. Immatics and Genmab continue their collaboration with the development of one TCER program.
The Group recognized €2.1 million negative revenue, and €9.6 million and €6.9 million positive revenue on a cost-to-cost method
associated with the upfront payment and with reimbursements for research and development costs performed, for the years ended December 31, 2023, 2022 and 2021, respectively. The revenue for the year ended December 31, 2023 from the collaboration agreement with Genmab is negative, which was a result of changes to the inputs in the cost-to-cost model due to an increase in the expected cost of the collaboration, resulting in a reduction in calculated percentage of completion.
Total deferred revenue under the agreement was €14.9 million and €12.1 million as of December 31, 2023 and 2022, respectively.
On March 1
4
, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. The termination was a non-adjusting
subsequent event and the revenue from collaboration agreement does not include the effects from the termination of the collaboration with Genmab after the end of the reporting period. The remaining deferred revenue for Genmab is €14.9 million as of December 31, 2023, which will be recognized in the first quarter of 2024.
Moderna Collaboration Agreement
On September 7, 2023, Immatics Biotechnologies GmbH and ModernaTX, Inc., a Delaware corporation, entered into a strategic research and development collaboration agreement to develop TCER products and cancer vaccines (the “Moderna agreement”). The Moderna agreement became effective on October 12, 2023, after the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on October 11, 2023.
Under the terms of the Moderna agreement, the Group received an upfront cash payment of €113 million ($120 million) related to the performance obligations under the contract and will receive research funding.
The Group is eligible to receive additional development, regulatory and commercial milestone payments that could exceed $1.7 billion for TCER products resulting from the collaboration. For each target, depending on certain product characteristics, Immatics may be eligible to receive milestone payments of up to a mid-eight-digit amount upon the achievement of certain development milestones and up to a mid-nine-digit amount upon the achievement of certain regulatory and commercial milestones. In addition, the Group is eligible to receive tiered mid-single-digit to low-double-digit percentage royalties on net sales of TCER products and certain vaccine products that are commercialized under the agreement. Immatics has a right to co-fund the development and commercialization of certain products by making an opt-in payment in exchange for profit and loss sharing on such products.
Moderna will lead the clinical development and commercialization of cancer vaccines and TCER therapeutics resulting from the collaboration agreement. Immatics will be responsible for conducting the preclinical studies

F-
20

and a potential Phase 1 clinical trial investigating IMA203
TCR-T
in combination with the PRAME mRNA vaccine to further enhance IMA203 T cell responses. Immatics and Moderna will retain full ownership of its investigational PRAME compound and the clinical study funding will be on a cost-sharing basis.
Immatics concluded that the Clinical Combination is not a contract with a customer and should not be accounted for under IFRS 15, due to the fact that Moderna does not act as a customer and Immatics does not act as a vendor with regard to the Clinical Combination. Both parties will jointly run the clinical trial, will jointly pay and will then jointly decide on how to proceed in case of a successful combination. In case of a successful combination, either party can still withdraw and not enter into an agreement afterwards. Immatics concluded that the Clinical Combination is a Joint operation under IFRS 11 instead of a contract with a customer under IFRS 15.
The Group concluded for other elements of the contract that Moderna is a customer, since they contain elements of a customer relationship even though it is a collaboration agreement, where to some degree both risks and benefits are shared between the Group and Moderna. They clearly state deliverables to be delivered by the Group and Moderna as mentioned below and create enforceable rights and obligations.
Under IFRS 15, the Group applied significant judgement when evaluating whether the obligations under the Moderna agreement represent one performance obligation, combined performance obligations or multiple performance obligations as well as the allocation of the transaction price to identified performance obligations, and the determination of whether milestone payments should be included in the transaction price.
The Group identified the following distinct performance obligations:

1.	initial early pre-clinical targets from the TCER part (“Early TCER Activities”)

2.	one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”)

3.	four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as one performance obligation (“Database Activities”)
The Early TCER Activities and the Advanced TCER Activities include licenses for target rights, TCRs and our bispecific format TCER, contractually agreed research and development services and the participation in Joint Steering Committee meetings and in TCER Project Committee meetings as distinct performance obligations. The Database Activities include limited access to our database XPRESIDENT and XCUBE and the participation in Database Project Committee meetings as a distinct performance obligation.
Immatics is required to perform research and development for the Early TCER Activities. The work which Immatics promised to perform on the Early TCER Activities is separately identifiable from all other promised goods and services and is not significantly modifying another promised good or service from the agreement. Moderna can benefit from the Early TCER Activities on its own, independently of other promised goods and services. The Early TCER Activities represent one joint obligation as the goal is to maximize the likelihood of one treatment option. All targets are early pre-clinical,
meaning the likelihood of failure during the pre-clinical phase is high for each of the targets. Immatics considered the Early TCER Activities as a distinct performance obligation considering the uncertainty that the targets result at the end in a successful TCER product.
The Advanced TCER Activities are focussed on a more advanced pre-clinical
target. The target is in an advanced
pre-clinical
phase and, therefore, the Advanced TCER Activities are separately identifiable from all other promised goods and services and are not significantly modifying another promised good or service from the agreement.
The Database Activities involve four distinct performance obligations. All four performance obligations represent different limited access rights to Immatics’ XPRESIDENT and XCUBE. Since the database access rights are predominant in each of the four performance obligations, Immatics concluded to account for the four performance obligations as if they were a single performance obligation, since the revenue recognition pattern will be identical for all four performance obligations.

F-
21

At inception of the Moderna agreement, the Group determined the transaction price. We evaluated inclusion of the milestones as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The contractual agreed milestone payments with Moderna relate to the license. Based on that, the Group concluded that no variable consideration, except for reimbursements, was considered as the transaction price at contract inception. At the end of each reporting period, the Group reevaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.
The Group is required to allocate the determined transaction price, consisting of the upfront payment of €113 million ($120 million) as well as expected research funding of €40 million ($43 million) to the separately identified performance obligations of the Moderna agreement, based on the standalone selling price of each performance obligation. Since these are treated as
three performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation, to allocate the transaction price to the performance obligations. The estimation of the standalone selling price included estimates regarding forecasted cost for future services, profit margins and development timelines.
The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, due to the fact that the Group is able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price.
To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, the Group concluded to use the residual approach due to the fact that the product candidate in combination with further research to be performed is unique and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. The Group concluded the following transaction price allocation:

1.	Stand-alone selling price for Early TCER Activities: €70 million

2.	Stand-alone selling price for Advanced TCER Activities: €62 million

3.	Stand-alone selling price for Database Activities: €21 million
The Company assessed whether any of the upfront payment should be allocated to the Clinical Combination project and concluded based on the terms of the cost share that no allocation needed to be made.
The Group evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is satisfied over time. The Group transfers control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, the Group will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on the Group’s Consolidated Statement of Financial Position.
The Group recognized €5.4 million of revenue associated with the upfront payment for the year ended December 31, 2023, €3.4 million for Advanced TCER Activities on a cost-to-cost method
, €0.4 million for Early TCER Activities
on a cost-to-cost method
and €1.6 million for Database Activities. Total deferred revenue under the agreement was €110.9 million as of December 31, 2023.
BMS Collaboration Agreement
In August 2019, Immatics Biotechnologies GmbH and BMS entered into a collaboration and option agreement to develop novel adoptive cell therapies targeting multiple cancers. Under the agreement, Immatics may develop T

F-2
2

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
On June 1, 2022, Immatics Biotechnologies GmbH entered into an Amendment to the Strategic Collaboration Agreement originally signed in 2019 (the “amendment”) with BMS. Pursuant to the amendment, the Group received a €18.7 million ($20 million) upfront cash payment related to the performance obligations under the contract. Under the amendment, Immatics will undertake an additional T Cell Receptor Engineered T cell Therapy (TCR-T) program against a solid tumor target discovered with Immatics’ XPRESIDENT technology. The program will utilize proprietary T Cell Receptors (TCRs) identified by Immatics’ XCEPTOR TCR discovery and engineering platform. The increased consideration reflects the stand-alone selling price at contract inception and the amendment contains performance obligations that are distinct from the original performance obligation under the contract. Therefore, the Group determined to account for the modification of the Allogeneic ACT agreement signed in 2019 triggered by the amendment as a separate contract.
Immatics entered into a License agreement (the “BMS Opt-In agreement”) with BMS. The agreement became effective on April 28, 2023. Pursuant to the BMS Opt-In agreement, the Group received an option exercise fee in the amount of €13.7 million ($15 million) for the year ended December 31, 2023. Under the 2019 agreement with BMS, Immatics granted BMS the option to enter into a pre-negotiated license agreement on a target-by-target basis. Immatics developed individual TCR-T products candidates directed against targets under the terms of that 2019 agreement. Under the BMS Opt-In agreement signed on April 28, 2023, BMS exercised its first option and entered into an exclusive license agreement for one target.
On December 13, 2023, BMS decided to terminate one program and substitute another program under the 2019 collaboration agreement.
The Group recognized €12.9 million, €23.0 million and €13.1 million of revenue on a cost-to-cost method
associated with the upfront payment for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, the Group recognized €13.7 million of revenue associated with the BMS Opt-In agreement. Total deferred revenue under the agreement was €24.7 million and €37.6 million as of December 31, 2023 and 2022, respectively.
BMS IMA401 Collaboration Agreement
On December 10, 2021, Immatics Biotechnologies GmbH entered into a License, Development and Commercialization agreement (the “BMS IMA401 agreement”) with BMS. The BMS IMA401 agreement became effective on January 26, 2022, after the expiration of the waiting period under the Hart-Scott-Rodino

F-2
3

Antitrust Improvements Act of 1976 on January 25, 2022. Pursuant to the BMS IMA401 agreement, the Group received a
€133 million ($150 million) upfront cash payment related to the performance obligations under the contract. The Group identified the transfer of a global exclusive IMA401 license, including technology transfer and the contractually agreed clinical trial services including participation in Joint Steering Committee meetings as distinct performance obligations. The Group is eligible to receive up to $770 million development, regulatory and commercial milestone payments, in addition to low double-digit royalty payments on net sales of IMA401. Immatics retains the options to co-fund U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote IMA401 in the United States. In November 2021, Immatics filed a Clinical Trial Application (CTA) with Paul-Ehrlich-Institute (PEI), the German federal regulatory authority, for the development of IMA401. The clinical trial, which commenced in the second quarter of 2022, will enroll patients across various solid tumor types.
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
The Group concluded that BMS is a customer since the BMS IMA401 agreement does contain elements of a customer relationship even though it is a collaboration agreement, where to some degree both risks and benefits are shared between the Group and BMS. The BMS IMA401 agreement clearly states deliverables to be delivered by the Group and BMS as mentioned below and creates enforceable rights and obligations.
The Group transferred license rights and is performing clinical trial services. While the clinical trial is a prerequisite for approval of the product, it does not modify the underlying product. The manufacturing of the product for the trial is already completed. The clinical trial will evaluate safety, tolerability and initial anti-tumor activity of IMA401 in patients with recurrent and/or refractory solid tumors, but there is no modification planned as part of this. With the end of the pre-clinical phase, there was no further enhancement of the products planned. We therefore concluded that BMS can benefit from each performance obligation on its own and they are separately identifiable from other promises in the BMS IMA401 agreement. The Group concluded that there were two distinct performance obligations under the BMS IMA401 agreement: the granted license and the conduct of clinical trial services.
At inception of the BMS IMA401 agreement, the Group determined the transaction price. We evaluated inclusion of the milestones as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The contractual agreed milestone payments with BMS relate to the license. Based on that, the Group concluded that no variable consideration was considered as transaction price at contract inception. At the end of each reporting period, the Group reevaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.
The Group is required to allocate the determined transaction price of €133 million ($150 million) to the two separate identified performance obligations of the BMS IMA401 agreement, based on the standalone selling price of each performance obligation, as the upfront payment of €133 million ($150 million) covers the cost of clinical trial services as well as an initial payment for the license. Since the BMS IMA401 agreement consists of two performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation, to allocate the transaction price to the performance obligations. The estimation of the stand-alone selling price included estimates regarding forecasted cost for future services, profit margins and development timelines.
The most reasonable estimation method for the performance obligation related to clinical trial services is the expected cost method, due to the fact that the Group is able to use expected costs including a profit margin to

F-2
4

estimate the stand-alone selling price. On top of the forecast of expected costs, the Group added an appropriate profit margin based on average company profit margins for clinical trial services.
To estimate a stand-alone selling price for the performance obligation related to the IMA401 license, the Group concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and, hence, no specific stand-alone selling price apart from the residual amount was identified. The Group concluded the following transaction price allocation of the €133 million ($150 million) upfront payment as of March 31, 2022:

1.	Stand-alone selling price for clinical trial services: €42 million

2.	Stand-alone selling price for the license grant: €91 million
The Group evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over the granted license is transferred at a point in time, after BMS obtains the rights to use the license at the effective date of the agreement. The performance obligation related to promised clinical trial services is satisfied over time. The Group transfers control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. At the inception of the BMS IMA401 agreement, €42 million were initially deferred on the Group’s Consolidated Statement of Financial Position.
The Group recognized €8.8 million and €6.9 million of revenue on a cost-to-cost method associated with the upfront payment for the years ended December 31, 2023 and 2022, respectively, and €91.3 million revenue related to the license for IMA401 for the year en
d
ed
December 31, 2022. Total deferred revenue under the agreement was €26.0 million and €34.8 million as of December 31, 2023 and 2022, respectively.
Allogeneic ACT Collaboration Agreement
On June 1, 2022, Immatics US, Inc. entered into a License, Development and Commercialization agreement (the “Allogeneic ACT agreement”) with Bristol-Myer-Squibb Company (“BMS”). Pursuant to the Allogeneic ACT agreement, the Group received a $60 million upfront cash payment plus an additional payment of $5 million related to the performance obligations under the contract. Applying the foreign exchange rate of June 1, 2022, the received payments represent €60.7 million. As the contract is accounted for in the functional currency of Immatics US, Inc., U.S. Dollar, the € amount is subject to currency fluctuations. The Group identified the transfer of an exclusive right and license with the right to grant sublicenses under the Immatics Licensed IP, technology transfer, contractually agreed research and development services, including participation in Joint Steering Committee meetings and the delivery of research progress reports to BMS, as a combined performance obligation. The Group is eligible to receive up to $700 million development, regulatory and commercial milestone payments, in addition to tiered royalty payments of up to low double-digit percentages on net product sales.
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

F-2
5

At inception of the Allogeneic ACT agreement, the Group determined the transaction price. The Group evaluated inclusion of the milestones as well as potential cost reimbursements as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. For the contractual agreed milestone payments with BMS, the license is predominant. Based on that, the Group concludes that no variable consideration is considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.
The Group allocated the determined total transaction price of €66.1 million ($70.8 million), consisting of the received payments of €60.7 million ($65 million) as well as cost reimbursements, to the single combined performance obligation of the Allogeneic ACT agreement. Based on the facts mentioned above, the Group determined that the combined performance obligation related to promised research and development services is satisfied over time and therefore revenue will be recognized over time as costs for the research and development services incurred using a cost-to-cost method.
At inception of the Allogeneic ACT agreement, €60.7 million were initially deferred on the Group’s Consolidated Statement of Financial Position.
The Group recognized €15.3 million and €4.9 million of revenue on a cost-to-cost method
associated with the upfront payment for the year ended December 31, 2023 and 2022, respectively. Total deferred revenue under the agreement was €39.3 million and €56.2 million as of December 31, 2023 and 2022, respectively.
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
The collaboration with Amgen was discontinued in October 2021. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. The Group recognized the remaining deferred revenue balance of €10.2 million as of December 31, 2021. No further revenue will be recognized from the collaboration thereafter.
The Group recognized €10.2 million of revenue associated with the upfront payment during the year ended December 31, 2021. Total deferred revenue under the agreement was €0.0 million as of December 31, 2022.
GSK Collaboration Agreement
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

F-2
6

The Group recognized €37.1 million and €4.5 million of revenue associated with the upfront payment for the years ended December 31, 2022 and 2021, respectively. Total deferred revenue under the agreement was €0.0 million as of December 31, 2022.
Revenue from collaboration agreements was realized with the following partners:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Revenue from collaboration agreements:
Genmab, Denmark	(2,067)	9,617	6,929
Moderna, United States	5,369	—	—
BMS, United States	50,695	126,100	13,138
Amgen, United States	—	—	10,228
GSK, United Kingdom	—	37,114	4,468

Total	53,997	172,831	34,763

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Current	100,401	64,957
Non-current	115,527	75,759

Total	215,928	140,716

Cost to obtain a contract
The Group incurred costs from a third party, who assists in identifying collaboration partners. The Group recognizes an asset to the extent these costs are incremental and directly related to a specific contract. The Group then amortizes the asset consistently with the pattern of revenue recognition for the related contracts. Total assets, net of amortization, for these capitalized costs of obtaining a contract were €0.6 million and €0.5 million as of December 31, 2023 and 2022, respectively, which are classified in other current assets and other non-current assets. The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.0 million, €0.4 million and €0.3 million for the year ended December 31, 2023, 2022 and 2021, respectively.
As of December 31, 2023, the Group is potentially liable to pay €1.9 million ($2 million) to a third party upon successfully completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

F-2
7

8.	Financial result
Financial income and financial expenses consist of the following:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Change in fair value of liabilities of warrants	(2,079)	10,945	(10,990)

Interest income	13,845	2,476	133
Foreign currency gains	5	6,940	5,542

Other financial income	13,850	9,416	5,675

Interest expenses	(831)	(1,038)	(566)
Foreign currency losses	(5,633)	(6,500)	(276)
Losses on financial instruments	(576)	(741)	(884)

Other financial expenses	(7,040)	(8,279)	(1,726)
Financial result	4,731	12,082	(7,041)

The fair value of warrants increased from €2.35 ($
2.51
) per warrant as of December 31, 2022 to €2.64 ($2.92) per warrant as of December 31, 2023. The result is an increase in fair value of liabilities for warrants of €2.1 million for the year ended December 31, 2023.
The fair value of warrants decreased from €3.88 ($4.39) per warrant as of December 31, 2021 to €2.35 ($2.51) per warrant as of December 31, 2022. The result is a decrease in fair value of liabilities for warrants of €10.9 million for the year ended December 31, 2022.
The fair value of warrants increased from €2.35 ($2.88) per warrant as of December 31, 2020 to €3.88 ($4.39) per warrant as of December 31, 2021. The result is an increase in fair value of liabilities for warrants of €11.0 million for the year ended December 31, 2021.
Interest income mainly results from short-term deposits as well as cash balances. Interest expenses mainly result from leases.
Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents, short-term deposits as well as bonds in Immatics N.V. and Immatics GmbH.
Losses on financial instruments include expected credit losses on cash and cash equivalents and Other financial assets for the year ended December 31, 2023 and 2022 and losses from foreign currency forward contracts for the year ended December 31, 2021.

F-2
8

9.	Personnel expenses
Personnel expenses consist of the following:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Wages and salaries
Research and development expenses	(37,770)	(33,694)	(21,993)
General and administrative expenses	(11,224)	(9,230)	(7,105)

Total Wages and salaries	(48,994)	(42,924)	(29,098)
Other employee benefits
Research and development expenses	(4,802)	(5,662)	(3,550)
General and administrative expenses	(1,824)	(2,049)	(1,536)

Total other employee benefits	(6,626)	(7,711)	(5,086)
Share-based compensation expenses
Research and development expenses	(11,972)	(12,925)	(15,564)
General and administrative expenses	(8,733)	(9,645)	(10,839)

Total share-based compensation expenses	(20,705)	(22,570)	(26,403)

Total	(76,325)	(73,205)	(60,587)

Other employee benefit expenses include employee retirement fund contributions, health insurance, and statutory social expenses. Immatics US Inc. sponsors a defined contribution retirement plan for employees in the United States. During 2023, 2022 and 2021, total Group contributions to the defined contribution plan amounted to €0.5 million, €0.9 million and €0.2 million, respectively.
For the year ended December 31, 2023, 2022 and 2021, other employee benefits also include employee health insurance costs amounting to €1.3 million, €0.8 million and €0.6 million for Immatics US Inc., statutory social expenses amounting to €3.7 million, €3.2 million and €2.4 million for our German operations and other miscellaneous expenses amounting to €0.2 million, €0.1 million and €0.1 million, respectively.

10.	Income Tax
During the year ended December 31, 2023 and 2021, the Group generated a net loss. The Group correspondingly recognized no income tax expense and no equivalent current tax liability for the year ended December 31, 2023 and 2021, respectively.
During the year ended December 31, 2022, the Group generated a net income due to the recognition of revenue in connection with the license component of the BMS IMA401 Collaboration agreement. This one-time revenue is not accounted for under German GAAP and consequently under German tax accounting. Instead, the Group recognizes revenue for the BMS agreement over the period of the clinical trial service under German GAAP.
The deferred tax liability arising from the temporary difference related to delayed revenue recognition under German tax accounting is offset by deferred tax assets on tax losses carried forward that were previously not capitalized due to the Group’s expectation of generating taxable losses in the foreseeable future.
The Group’s German operations were subject to a statutory tax rate of 30.4% during 2023 and 2022 and of 29.1%
during 2021. The Group’s US operations were subject to a corporate income tax rate of
21% for the year ended December 31, 2023, 2022 and 2021.
For Immatics GmbH, the Group recognized an income tax expense and an equivalent current tax liability in the amount of €4.5 million for the year ended December 31, 2022. The income tax expense is calculated based on taxable income of Immatics GmbH for the year ended December 31, 2022.

9

Since no deferred tax assets have been recognized as of December 31, 2021, the Group took into account the tax losses carried forward that can be used to offset the taxable income generated in 2022. In accordance with §10d para 2 EStG (German income tax code), 60% of an income of a given year can be offset with tax losses carried forward. Accordingly, 40% of the income before tax of Immatics GmbH is subject to income tax. As the profit generated in 2022 is considered a one-time profit, no deferred tax assets exceeding the deferred tax liability on temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.
The Group continued to generate losses for all entities within the Group during the year ended December 31, 2023 as well as for all entities apart from Immatics GmbH during the year ended December 31, 2022. Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code. A reconciliation between taxes on income reflected on the Consolidated Statement of Profit/(Loss) and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Profit/(loss) before taxes	(96,994)	42,036	(93,335)
Expected taxes	29,475	(12,774)	27,160
Effects
Difference in tax rates	(4,670)	(4,868)	(3,274)
Non-deductible tax expenses	—	—	(52)
Permanent Differences	(6,304)	(1,123)	(10,881)
Utilization of previously unrecorded tax losses carried forward	—	7,067	—
Non-recognition of deferred taxes on tax losses and temporary differences	(18,501)	7,176	(12,953)

Taxes on income	—	(4,522)	—

For the year ended December 31, 2023 and 2022, permanent differences relate to share-based compensation expenses, to transaction costs directly attributable and incremental to capital raises and to the change in fair value of the financial liabilities for the warrants.
For the year ended December 31, 2021, permanent differences relate to share-based compensation expenses and to the change in fair value of the financial liabilities for the warrants.

F-
30

Deferred tax assets and deferred tax liabilities consist of the following:

	As of
	December 31, 2023		December 31, 2022
	(Euros in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	20,697	—	10,328	—
Right-of-use assets	—	(3,392)	—	(3,239)
Deferred revenue	—	(18,216)	—	(23,133)
Other assets	1,296	(160)	1,964	(947)
Lease liabilities	3,856	—	3,560	—
Deferred expenses	—	—	—	—
Recognition of tax losses carried forward	—	—	11,467	—
Total	25,849	(21,768)	27,319	(27,319)
Netting	(21,768)	21,768	(27,319)	27,319
Non-recognition of deferred tax assets on temporary differences	(4,081)	—	—	—

Net deferred tax assets/liabilities	—	—	—	—

For the years ended December 31, 2023, and 2022, the Group had accumulated tax losses of €361.3 million and €357.2 million, respectively, that may be offset against future taxable profits of the Group, subject to certain limitations. For €361.3 million and €319.4 million of the accumulated tax losses, no deferred tax asset has been recognised in the financial statements. For the year ended December 31, 2023, €26 million of total tax losses is subject to a 20-year carry forward period. All other tax losses have an indefinite carry forward period.
The limitation on tax loss carry forwards in Immatics US Inc. is 80.00% of each subsequent year’s net income, starting with losses generated after January 1, 2018. These have an indefinite carry forward period, but no carry back option. Any losses generated prior to January 1, 2018 still can be utilized at 100.00% and are subject to a twenty-year carry forward expiration period. Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.
11. Share-based payments
Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options.
Immatics GmbH previously issued share-based awards to employees under two different plans. Under the GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics GmbH 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option. The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity-settled.
As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Equity Plan, management and employees have been granted different types of options, all of which are equity-settled transactions. As part of the replacement, active employees and management members received

F-
31

stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested in full on July 31, 2021. The awards have a 10-year contract life.
Share-based Awards
The share-based awards, that were received by employees as part of the conversion, consisted of Re-investment Shares, Matching Stock Options and Converted Stock Options as described below.
In accordance with the employee re-investment elections, employees received 733,598 shares in Immatics N.V. (“Re-investment Shares”), which had a fair value of €8.5 million based on the ARYA share price of $15.15, as of the merger on July 1, 2020. The Re-investment Shares issued represented a modification of awards previously granted under the 2010 Plan and the 2016 Plan. For each ordinary Re-investment Share received, active employees and management members also received two stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a 10-year contract life.
Matching Stock Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,348,004
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	720
Matching Stock Options expired	10.00	4,636
Matching Stock Options outstanding on December 31,	10.00	1,342,648
Matching Stock Options exercisable on December 31,	10.00	1,342,648
Weighted average remaining contract life (years)	6.50
Matching Stock Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,406,468
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	11,910
Matching Stock Options expired	10.00	46,554
Matching Stock Options outstanding on December 31,	10.00	1,348,004
Matching Stock Options exercisable on December 31,	10.00	1,348,004
Weighted average remaining contract life (years)	7.50

F-3
2

Matching Stock Options outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,422,556
Matching Stock Options forfeited	10.00	9,254
Matching Stock Options exercised	10.00	6,834
Matching Stock Options expired	—	—
Matching Stock Options outstanding on December 31,	10.00	1,406,468
Matching Stock Options exercisable on December 31,	10.00	1,406,468
Weighted average remaining contract life (years)	8.50
For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as the previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V. are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.
The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V. and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).
Converted Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.74	525,181
Converted Options forfeited	1.14	909
Converted Options exercised	1.24	20,951
Converted Options expired	0.85	11
Converted Options outstanding on December 31,	2.81	503,310
Converted Options exercisable on December 31,	2.81	503,310
Weighted average remaining contract life (years)	4.01

F-3
3

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
Additional grants under the 2020 and 2022 Equity Plan
Service Options
Under the 2020 Equity Plan and the 2022 Equity Plan, Immatics also issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based vesting schedule. Under the 2022 Equity Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

F-3
4

Immatics applied a Black-Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $6.99, $6.93 and $7.88 for Service Option granted during the years ended December 31, 2023, 2022 and 2021, respectively and used the following assumptions:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Exercise price in USD	$9.28	$9.39	$11.22
Underlying share price in USD	$9.28	$9.39	$11.22
Volatility	87.98%	85.44%	82.18%
Time period (years)	6.06	6.07	6.11
Risk-free rate	4.07%	3.48%	1.27%
Dividend yield	0.00%	0.00%	0.00%
Service Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.07	6,129,160
Service Options granted in 2023	9.28	2,004,838
Service Options forfeited	9.70	326,895
Service Options exercised	9.96	12,832
Service Options expired	10.85	36,297
Service Options outstanding on December 31,	9.87	7,757,974
Service Options exercisable on December 31,	10.06	3,048,090
Weighted average remaining contract life (years)	8.41
Service Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.57	3,725,619
Service Options granted in 2022	9.39	2,619,720
Service Options forfeited	10.63	182,832
Service Options exercised	10.40	16,312
Service Options expired	10.22	17,035
Service Options outstanding on December 31,	10.07	6,129,160
Service Options exercisable on December 31,	10.33	1,438,413
Weighted average remaining contract life (years)	8.87

F-3
5

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
Performance-Based Options (“PSUs”)
In addition, after the closing of the ARYA Merger, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively. The Company granted PSUs on September 28, 2021, which were accounted for by considering a fair value of $8.00. A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

As of September 28, 2021
Exercise price in USD	$12.92
Underlying share price in USD	$12.92
Volatility	77.16%
Time period (years)	3.75
Risk-free rate	1.49%
Dividend yield	0.00%
PSUs outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,666,000
PSUs granted in 2023	—	—
PSUs forfeited	10.00	24,000
PSUs outstanding on December 31,	10.08	3,642,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	6.55

F-3
6

PSUs outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,696,000
PSUs granted in 2022	—	—
PSUs forfeited	10.00	30,000
PSUs outstanding on December 31,	10.08	3,666,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	7.55
PSUs outstanding as of December 31, 2021:

	2021
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.00	3,644,000
PSUs granted in 2021	12.92	100,000
PSUs forfeited	10.00	48,000
PSUs outstanding on December 31,	10.08	3,696,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	8.55
The Group recognized total employee-related share-based compensation expenses from all plans for the years ended December 31, 2023, 2022 and 2021 as set out below:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Research and development expenses	(11,972)	(12,925)	(15,564)
General and administrative expenses	(8,733)	(9,645)	(10,839)

Total share-based compensation	(20,705)	(22,570)	(26,403)

12. Accounts receivables

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Receivables from collaboration agreements	4,093	1,111

Total	4,093	1,111

As of
 December 31, 2023 and 2022, no expected credit losses were recognized.

F-3
7

13.	Other current and non-current assets
Other current assets consist of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Prepaid expenses	10,619	10,450
Value added tax receivables	1,644	1,031
Other assets	7,119	2,357

Total	19,382	13,838

On May 27, 2022, Immatics US, Inc. entered into a Research collaboration and License agreement (the “Editas agreement”) with Editas Medicine, Inc. (“Editas”). The Editas agreement became effective on May 27, 2022. Pursuant to the Editas agreement, the Group paid upfront a one-time and non-refundable fee related to the Group’s access to a non-exclusive right to Editas CRISPR technology and intellectual property as well as for services provided by Editas. The Group will together with Editas combine gamma-delta T cell adoptive cell therapies and gene editing to develop medicines for the treatment of cancer. The Group determined to account for the upfront payment as prepaid research and development expenses. The prepaid expenses will be consumed over the term of the research and development activities.
Prepaid expenses include expenses for licenses and software of €7.0 million as of December 31, 2023 and €7.4 million as of December 31, 2022 and prepaid insurance expenses of €1.1 million as of December 31, 2023 and €1.2 million as of December 31, 2022. The Group accrued €0.2 million as of December 31, 2023 and €0.4 million as of December 31, 2022 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019 and the Genmab collaboration agreement. Additionally, prepaid expenses include expenses for maintenance of €0.9 million as of December 31, 2023 and €0.7 million as of December 31, 2022. The remaining amount is mainly related to prepaid expenses for contract research organizations and travel expenses.
Other assets include receivables from capital gains tax, prepaid deposit expenses and accrued interest income.
Other non-current assets consist of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Prepaid expenses	1,414	1,906
Other assets	603	639

Total	2,017	2,545

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €
0.5
 million as of December
31
,
2023
and €
1.5
 million as of December
31
,
2022
, prepaid maintenance expenses of €
0.5
 million as of December
31
,
2023
and €
0.3
 million as of December
31
,
2022
and accrued incremental cost of the BMS and Genmab collaboration agreement of €
0.4
 million as of December
31
,
2023
and €
0.1
 million as of December
31
,
2022
. Other assets include the non-current portion for prepaid deposit expenses.

F-3
8

14.	Property, plant and equipment
Property, plant and equipment consist of the following:

(Euros in thousands)	Laboratory equipment	Computer equipment	Office equipment and installations	Total
Cost as of January 1, 2022	19,630	4,470	3,661	27,761
Additions	3,006	409	2,681	6,096
Disposals	(148)	(9)	(7)	(164)
Currency translation differences	249	28	(32)	245

Cost as of December 31, 2022	22,737	4,898	6,303	33,938
Accumulated depreciation as of January 1, 2022	(12,052)	(2,966)	(2,237)	(17,255)
Additions	(2,143)	(653)	(333)	(3,129)
Disposals	96	9	7	112
Currency translation differences	(180)	(26)	(4)	(210)

Accumulated depreciation as of December 31, 2022	(14,279)	(3,636)	(2,567)	(20,482)

Net book value as of December 31, 2022	8,458	1,262	3,736	13,456

Cost as of January 1, 2023	22,737	4,898	6,303	33,938
Additions	17,725	1,866	14,814	34,405
Disposals	(717)	—	(1)	(718)
Currency translation differences	(560)	(49)	(404)	(1,013)

Cost as of December 31, 2023	39,185	6,715	20,712	66,612
Accumulated depreciation as of January 1, 2023	(14,279)	(3,636)	(2,567)	(20,482)
Additions	(2,472)	(577)	(238)	(3,287)
Disposals	717	—	1	718
Currency translation differences	152	25	9	186

Accumulated depreciation as of December 31, 2023	(15,882)	(4,188)	(2,795)	(22,865)

Net book value as of December 31, 2023	23,303	2,527	17,917	43,747

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €
28.3
 million for the year ended December
31
,
2023
.
The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €2.7 million for the year ended December 31, 2022.
Depreciation expenses consist of the following:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Research and development expenses	(2,419)	(2,039)	(1,684)
General and administrative expenses	(868)	(1,090)	(890)

Total	(3,287)	(3,129)	(2,574)

9

15.	Intangible assets
Intangible assets consist of the following:

(Euros in thousands)	Patents and licenses	Software licenses	Total
Cost as of January 1, 2022	1,551	908	2,459
Additions	405	73	478
Currency translation differences	73	7	80

Cost as of December 31, 2022	2,029	988	3,017
Accumulated amortization as of January 1, 2022	(480)	(664)	(1,144)
Additions	(60)	(158)	(218)
Currency translation differences	(19)	(4)	(23)

Accumulated amortization as of December 31, 2022	(559)	(826)	(1,385)

Net book value as of December 31, 2022	1,470	162	1,632

Cost as of January 1, 2023	2,029	988	3,017
Additions	82	76	158
Currency translation differences	(59)	(4)	(63)

Cost as of December 31, 2023	2,052	1,060	3,112
Accumulated amortization as of January 1, 2023	(559)	(826)	(1,385)
Additions	(85)	(138)	(223)
Currency translation differences	15	4	19

Accumulated amortization as of December 31, 2023	(629)	(960)	(1,589)

Net book value as of December 31, 2023	1,423	100	1,523

Amortization expenses consist
of
the following:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Research and development expenses	(115)	(93)	(35)
General and administrative expenses	(108)	(125)	(125)

Total	(223)	(218)	(160)

16.	Leases
Right-of-use
assets consist of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Buildings	12,849	12,409
Laboratory equipment	284	392
IT and telecommunication	59	90
Vehicles	116	126
Other assets	—	16

Total	13,308	13,033

F-
40

Lease liabilities consist of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Lease liabilities – current	2,604	2,159
Lease liabilities – non-current	12,798	12,403

Total	15,402	14,562

Additions to the right-of-use assets and liabilities were €4.3 million and €6.7 million for the year ended December 31, 2023 and 2022, respectively.
Currency translation differences included in right-of-use assets were €0.3 million and €0.1 million for the year ended December 31, 2023 and 2022, respectively.
Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense. Short-term leases are leases with a lease term of 12 months or less. Low-value assets have a value of less than €5 thousand. For the year ended December 31, 2023, the expenses relating to short-term leases included an interim lease in connection with the intended move into our GMP facility in Houston.
Expenses related to right-of-use assets and lease liabilities consist of the following:

	Year ended December 31,
Depreciation expenses of right-of-use assets	2023	2022	2021
	(Euros in thousands)
Buildings	(3,265)	(3,151)	(2,199)
Laboratory equipment	(360)	(277)	(162)
IT and telecommunication	(26)	(103)	(98)
Vehicles	(72)	(66)	(59)
Other assets	—	(23)	(8)

Total	(3,723)	(3,620)	(2,526)

Interest expenses from leases	(801)	(613)	(288)
Expenses relating to short-term leases	(1,548)	(144)	(60)
Expenses relating to low-value assets	(86)	(46)	(35)
The total cash payments for leases were €4.8 million, €3.6 million and €3.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.
As of December 31, 2023, the Group has committed lease payments associated with lease liabilities of €19.3 million, of which €4.9 million will occur in the next 12 months. The remaining lease payments will occur between January 1, 2025 and June 30, 2033.
The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised.
The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount up to €28.0 million until 2043 for the year ended December 31, 2023 and up to €24.6 million until 2043 for the year ended December 31, 2022. For commitments for future lease payments, refer to Note 22.

F-
41

17.	Accounts payables
Accounts payables consist of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Accounts payables	7,666	4,025
Accrued liabilities	17,540	9,031

Total	25,206	13,056

Accounts payables are
non-interest-bearing
and are due within one year. The carrying amounts of accounts payables represent fair values due to their short-term nature. The increase is mainly driven by the increase in business activities and include accounts payables for property, plant and equipment.

18.	Other current liabilities
Other current liabilities consist of the following:

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Income tax liability	4,298	4,298
Payroll tax	3,560	3,426
Accrual for vacation	1,277	806
Accrued bonuses	—	680
Other liabilities	213	156

Total	9,348	9,366

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

19.	Shareholders’ equity
As of December 31, 2023 and 2022, the total number of ordinary shares of Immatics N.V. outstanding is 84,657,789 and 76,670,699 with a par value of €0.01, respectively.
The Group issued in 2023, 5.5 million shares under the ATM agreement with Leerink Partners LLC and collected a gross amount of €58.8 million less transaction costs of €1.8 million, resulting in an increase in share capital of €55 thousand and share premium of €57.0 million.
On July 19, 2023, the Group completed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS. The Group received gross proceeds of €31.5 million less transaction costs of €0.3 million, resulting in an increase in share capital of €24 thousand and share premium of €31.2 million.
The Group issued in 2022, 2.8 million shares under the ATM agreement with SVB Securities LLC and collected a gross amount of €20.8 million less transaction costs of €0.6 million, resulting in an increase in share capital of €28 thousand and share premium of €20.2 million.

F-4
2

On October 12, 2022, the Group closed a registered direct offering of 10,905,000 ordinary shares with a public offering price of $10.09 per ordinary share and received a gross amount of €113.4 million less transaction costs of €7.3 million, resulting in an increase in share capital of €109 thousand and share premium of €106.1 million. In addition, the Group issued shares from exercises of stock options by employees.
Additionally, the number of ordinary shares increased in 2023, due to exercised share options from the Group’s equity incentive plan.
Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

20.	Financial Risk Management Objectives and Policies
The Group’s principal financial assets comprise cash and cash equivalents, short-term deposits, accounts receivables and bonds. The main purpose of these financial assets is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. The Group has various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.
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
Credit risk
Financial instruments that potentially subject the Group to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables, short-term deposits and bonds. The Group’s cash and cash equivalents, bonds and short-term deposits are denominated in Euros and U.S. dollars and maintained with three high-quality financial institutions in Germany and two in the United States. The Group’s accounts receivables are denominated in Euros.
The maximum default risk is €430 million and €363.3 million as of December 31, 2023 and 2022, respectively. These amounts consist of €218.5 million and €148.5 million cash and cash equivalents, €4.1 million and €1.1 million accounts receivables as well as €207.4 million and €213.7 million Other financial assets as of December 31, 2023 and 2022, respectively.
The cash and cash equivalents are held with banks, which are rated BBB+ to Aa3 by S&P and Moody’s. Short-term deposits are with banks, which are rated Aa3 and A1 by the rating agency Moody’s. Bond investments are with banks, which are rated AAA and AA by Moody’s. The Group continually monitors its positions with, and the credit quality of, the financial institutions and corporations, which are counterparts to its financial instruments and does not anticipate non-performance. The Group monitors the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures
.

F-4
3

Currency risk
Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. The business transactions of the Group are generally conducted in Euros and U.S. dollars. The Group aims to match euro cash inflows with euro cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible. The objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.
The Group’s cash and cash equivalents were €218.5 million as of December 31, 2023. Approximately 88% of the Group’s cash and cash equivalents were held in Germany, of which approximately 40% were denominated in Euros and 60% were denominated in U.S. dollars. The remainder of the Group’s cash and cash equivalents were held in the United States and denominated in U.S. dollars. Additionally, the Group held short-term deposits classified as Other financial assets denominated in Euros in the amount of €94.7 million and U.S. dollars in the amount of €112.7 million as of December 31, 2023.
The Group recognized significant foreign exchange income and losses in 2023 and 2022, as Immatics N.V.’s and Immatics GmbH’s functional currency is Euro, due to significant holdings of U.S. dollar amounts. The Group recognized significant foreign exchange income in 2021. Cash and cash equivalents and Other financial assets balances denominated in U.S. dollars held by entities with functional currency of euro are as follows:
Cash, cash equivalents and financial assets of Immatics N.V and Immatics GmbH held in USD

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Cash and cash equivalents	76,381	65,575
Other financial assets	112,713	88,801

Total assets exposed to the risk	189,094	154,376

Conversion rate EUR/USD as of December 31, 2023: 1/1.10500
In
 2023, if the euro had weakened/strengthened by
10
% against U.S. dollars by considering that all other variables held constant, the Group’s profit would have been €
17
 million lower/€
21
 million higher, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.
Sensitivity analysis of Immatics N.V. and Immatics GmbH for 2023:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.1161	(1,872)	187,222
Euro strengthens by 1% against U.S. dollars	1.0940	1,910	191,004
Euro weakens by 5% against U.S. dollars	1.1603	(9,004)	180,090
Euro strengthens by 5% against U.S. dollars	1.0498	9,952	199,046
Euro weakens by 10% against U.S. dollars	1.2155	(17,190)	171,904
Euro strengthens by 10% against U.S. dollars	0.9945	21,010	210,105
In 2022, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group’s profit would have been €14 million lower/€17 million higher, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.

F-4
4

Sensitivity analysis of Immatics N.V. and GmbH for 2022:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.0773	(1,529)	153,023
Euro strengthens by 1% against U.S. dollars	1.0559	1,559	156,115
Euro weakens by 5% against U.S. dollars	1.1199	(7,351)	147,194
Euro strengthens by 5% against U.S. dollars	1.0133	8,125	162,688
Euro weakens by 10% against U.S. dollars	1.1733	(14,034)	140,503
Euro strengthens by 10% against U.S. dollars	0.9599	17,153	171,726
The wholly-owned subsidiary Immatics US, Inc. is located in the United States and has U.S. Dollars as its functional currency. Therefore, the Group is subject to currency fluctuations that would affect the other comprehensive income and equity of the Group.
Sensitivity analysis of Immatics US Inc. for 2023:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.1161	(106)	10,569
Euro strengthen by 1% against U.S. dollars	1.0940	108	10,783
Euro weakens by 5% against U.S. dollars	1.1603	(508)	10,167
Euro strengthen by 5% against U.S. dollars	1.0498	562	11,237
Euro weakens by 10% against U.S. dollars	1.2155	(970)	9,705
Euro strengthen by 10% against U.S. dollars	0.9945	1,186	11,861
Sensitivity analysis of Immatics US Inc. for 2022:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 1% against U.S. dollars	1.0773	189	(18,873)
Euro strengthen by 1% against U.S. dollars	1.0559	(193)	(19,255)
Euro weakens by 5% against U.S. dollars	1.1199	908	(18,154)
Euro strengthen by 5% against U.S. dollars	1.0133	(1,003)	(20,065)
Euro weakens by 10% against U.S. dollars	1.1733	1,733	(17,329)
Euro strengthen by 10% against U.S. dollars	0.9599	(2,118)	(21,180)
Liquidity risk
The Group continuously monitors its risk to a shortage of funds. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises.
As of December 31, 2023, and 2022, the Group held the following funds to counteract liquidity risk.

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Cash and cash equivalents	218,472	148,519
Bonds	—	58,756
Short-term deposits	207,423	154,930

Total funds available	425,895	362,205

F-4
5

Market risk and currency risk of warrants
The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value through profit and loss on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded on the Nasdaq Stock Exchange. A reasonable increase/decrease in the warrant price by
10%,
with all other variables held constant, would lead to a loss/gain before tax of
€1.9
million with a corresponding effect in the equity as of December 31, 2023. A reasonable increase/decrease in the warrant price by
10%,
with all other variables held constant, would lead to a loss/gain before tax of
€1.7
million with a corresponding effect in the equity as of December 31, 2022.
Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. Dollar while the functional currency of Immatics N.V. is Euro.
If the euro had weakened/strengthened by 10% against U.S. dollars, with all other variables held constant, the Group’s gain
/
loss before tax would be €1.7 million/(€2.1 million) with a corresponding effect in the equity as of December 31, 2023.
If the euro had weakened/strengthened by 10% against U.S. dollars, with all other variables held constant, the Group’s gain
/
loss before tax would be €1.5 million/(€1.9 million) with a corresponding effect in the equity as of December 31, 2022.
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

F-4
6

21.	Financial Instruments
Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements as of December 31, 2023 and 2022, respectively.

	Carrying amount per measurement category
	Financial assets		Financial liabilities
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	December 31, 2023
Current/non-current assets
Cash and cash equivalents	—	218,472	—	—	218,472
Short-term deposits*	—	207,423	—	—	207,423
Bonds*	—	—	—	—	—
Accounts receivables	—	4,093	—	—	4,093
Other current/non-current assets*	—	4,552	—	—	4,552

Current/non-current liabilities
Accounts payable	—	—	—	24,280	24,280
Other current liabilities	—	—	—	50	50
Liabilities for warrants	—	—	18,993	—	18,993
Lease liabilities	—	—	—	15,402	15,402

Total	—	434,540	18,993	39,732	—

	Carrying amount per measurement category
	Financial assets		Financial liabilities
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	December 31, 2022
Current/non-current assets

Cash and cash equivalents	—	148,519	—	—	148,519
Short-term deposits*	—	154,930	—	—	154,930
Bonds*	—	58,756	—	—	58,756
Accounts receivables	—	1,111	—	—	1,111
Other current/non-current assets*	—	2,402	—	—	2,402

Current/non-current liabilities
Accounts payable	—	—	—	11,735	11,735
Other current liabilities	—	—	—	54	54
Liabilities for warrants	—	—	16,914	—	16,914
Lease liabilities	—	—	—	14,563	14,563

Total	—	365,718	16,914	26,352	—

*	“Short-term deposits” and “Bonds” are classified within the balance sheet item “Other financial assets”. Other current/non-current assets comprise mainly of accrued interest and deposits.

F-4
7

In all valuation categories with the exception of Bonds, the carrying amount represents a reasonable approximation of the fair value based on the short-term maturities of these instruments. Set out below are the carrying amounts and fair values of the Group’s Bonds as of December 31, 2023 and 2022, respectively. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	As of
	December 31, 2023		December 31, 2022
(Euros in thousands)	Carrying amount	Fair value	Carrying amount	Fair value

Bonds	—	—	58,756	58,300

Total	—	—	58,756	58,300

All financial assets are categorized based on Level 1 inputs and are therefore valued using quoted (unadjusted) market prices. All financial liabilities are also categorized based on Level 1 inputs.
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
The Group’s net results from financial instruments by measurement categories are disclosed below for the years ended December 31, 2023, 2022 and 2021, respectively.

	Year ended December 31,
(Euros in thousands)	2023	2022	2021
Financial assets at amortized cost	7,612	1,849	5,119
Financial assets at fair value through profit and loss	—	—	(884)
Financial liabilities at amortized cost	(802)	(712)	(286)
Financial liabilities at fair value through profit and loss	(2,079)	10,945	(10,990)

Total	4,731	12,082	(7,041)

The following table shows the changes of the liabilities from financing activities, classified as cash effective and non-cash effective as of December 31, 2023 and 2022, respectively.

	As of
	December 31, 2023		December 31, 2022
(Euros in thousands)	Cash effective	Non-cash effective	Cash effective	Non-cash effective
Liabilities for warrants	—	(2,079)	—	10,945
Lease Liabilities	3,850	839	2,843	4,710

Total	3,850	(1,240)	2,843	15,655

F-4
8

22.	Commitments and contingencies
Contractual obligations for 2023 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,700	5,205	3,890	6,514	19,309
Other lease obligations	500	1,090	1,136	—	2,726

Total	4,200	6,295	5,026	6,514	22,035

Contractual obligations for 2022 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,613	5,045	3,872	6,036	18,566
Other lease obligations	637	1,424	1,521	1,420	5,002

Total	4,250	6,469	5,393	7,456	23,568

Other lease obligations comprise of obligations for leases classified as short-term and low value as well as obligations for leases signed but not yet started.
The warrants will expire on July 1, 2025, five years after the completion of the ARYA Merger or earlier upon redemption or liquidation in accordance with their terms.
As of December 31, 2023, and 2022 the Group is potentially liable to pay €1.6 million to a third party upon successfully completing the milestone of the first clinical lead selection in connection with Immatics collaboration agreements. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

23.	Related party disclosures
Key management personnel have been defined as the members of the Executive Committee of Immatics N.V.
Compensation of key management personnel consists of the following:

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Fixed	3,611	2,706	2,481
Variable	1,818	1,543	1,317
Share-based compensation expenses	14,033	14,325	17,016

Total	19,462	18,574	20,814

Fixed and variable key management compensation represents short-term employee benefits.
The non-executive members of the Board of Directors of the Group received a fixed fee.

9

Total compensation for the non-executive members of the Board amounted to €1.7 million in 2023:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Total
Board compensation	80	60	56	43	43	23	43	348
Share-based compensation expenses	203	203	203	203	203	97	206	1,318

Total	283	263	259	246	246	120	249	1,666

Total compensation for the non-executive members of the Board amounted to €1.7 million in 2022:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen und Halbach	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Nancy Valente	Eliot Forster	Total
Board compensation	80	40	55	52	40	40	32	40	379
Share-based compensation expenses	178	206	177	177	177	177	64	180	1,336

Total	258	246	232	229	217	217	96	220	1,715

Total compensation for the non-executive members of the Board amounted to €2.1 million in 2021:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen und Halbach	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Christoph Hettich	Eliot Forster	Total
Board compensation	80	20	55	53	40	40	20	40	348
Travel expenses	—	1	10	—	3	—	—	1	15
Share-based compensation expenses	1,143	30	114	114	114	114	—	122	1,751

Total	1,223	51	179	167	157	154	20	163	2,114

F-
50

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and, in addition, performance-based options to its management upon closing of the ARYA Merger. At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Group’s 2022 stock option and incentive plan (“2022 Equity Plan”). Service options granted out of the 2020 Incentive Plan vest based upon satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. Service options granted out of the 2022 Equity Plan to the Board of Directors vest in full after a one-year service time.
The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ Directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Executive Director
Harpreet Singh	Performance- based options	June 30, 2020	1,598,000	10.00	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10.00	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
Harpreet Singh	Converted options	June 30, 2020	30,939	1.06	July 1, 2027
Harpreet Singh	Converted options	June 30, 2020	145,371	1.17	January 1, 2028
Harpreet Singh	Service options	December 17, 2020	168,000	9.70	December 17, 2030
Harpreet Singh	Service options	December 9, 2021	168,000	11.00	December 9, 2031
Harpreet Singh	Service options	June 14, 2022	135,000	7.94	June 14, 2032
Harpreet Singh	Service options	December 13, 2022	388,000	9.75	December 13, 2032
Harpreet Singh	Service options	December 5, 2023	390,000	9.06	December 5, 2033
Non-executive Directors
Peter Chambré	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
Peter Chambré	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Peter Chambré	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Peter Chambré	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Adam Stone	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Adam Stone	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Adam Stone	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Adam Stone	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Heather L. Mason	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Heather L. Mason	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Heather L. Mason	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Heather L. Mason	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Michael G. Atieh	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Michael G. Atieh	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Michael G. Atieh	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Michael G. Atieh	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Paul Carter	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Paul Carter	Service options	December 9, 2021	15,000	11.00	December 9, 2031

F-
51

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Paul Carter	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Paul Carter	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2030
Eliot Forster	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Eliot Forster	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Eliot Forster	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Mathias Hothum	Service options	June 27, 2023	25,000	11.41	June 27, 2033
In 2023, an additional aggregate of 707,000 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel who are members of the Executive Committee but not Directors. Certain key management personnel were also participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan).
Until December 31, 2023, no options granted to directors and executive officers were forfeited or exercised. Refer to section “11. Share-based payments” regarding further details of the Group’s share-based compensation.
There are no outstanding balances, including commitments, other than the above mentioned with related parties.
The Group did not enter into transactions with related entities in 2023, 2022 and 2021 other than the mentioned compensation contracts.
24. Earnings and Loss per Share
The Group reported basic and diluted loss and earnings per share during the year ended December 31, 2023, 2022 and 2021. Basic and diluted loss per share and basic earnings per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share for the year ended December 31, 2022 are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board of Directors and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price for the year ended December 31, 2022 are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares. The Group was loss-making during the year ended December 31, 2023 and 2021, therefore all instruments are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the equity awards and the
7,187,500 Immatics Warrants issued in 2020 and outstanding as of December 31, 2023.

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands, except share and per share data)
Net profit/(loss)	(96,994)	37,514	(93,335)
Basic	(1.20)	0.56	(1.48)
Diluted	(1.20)	0.55	(1.48)
Weighted average shares outstanding:
Basic	80,546,682	67,220,824	62,912,921
Diluted	80,546,682	68,824,906	62,912,921

25.	Events occurring after the reporting period
On January 22, 2024, the Company closed an offering of 18,313,750 ordinary shares with a public offering price of $11.00 per ordinary share. The Company received net proceeds of approximately $188 million after deducting

F-5
2

the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital.
On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. The termination was a non-adjusting
subsequent event and the revenue from collaboration agreement does not include the effects from the termination of the collaboration with Genmab after the end of the reporting period. The remaining deferred revenue for Genmab is €
14.9
 million
as of December 31, 2023, which will be recognized in the first quarter of 2024. The Company evaluated further subsequent events for recognition or disclosure through March 21, 2024 and did not identify additional material subsequent events.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: March 21, 2024

Immatics N.V.

By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director