Form 20-F
period 2024-12-31
Immatics N.V.
filed 2025-03-27
CIK 1809196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.01 per share: 121,550,169

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after
April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise stated or the context otherwise indicates, (i) references to the “company”, “the Group”, “we”, “our” or “us” refer to Immatics N.V., together with its subsidiaries, including Immatics Biotechnologies GmbH; (ii) references to “Immatics” refer solely to Immatics N.V.; and (iii) references to “Immatics OpCo” refer solely to Immatics Biotechnologies GmbH. Immatics N.V. is a Dutch public limited liability company (naamloze vennootschap) incorporated on March 10, 2020 and the holding company of Immatics Biotechnologies GmbH, a German biopharmaceutical company incorporated in 2000 focused on the development of T cell receptor-based immunotherapies for the treatment of cancer. Immatics Biotechnologies GmbH holds all material assets and conducts all business activities and operations of Immatics N.V.

Trademarks, Service Marks

The Immatics logo, Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and other trademarks or service marks of Immatics appearing in this filing (“Annual Report”) are the property of the company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Annual Report are presented without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

D. Risk Factors

Risk Factors Summary

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

•
We have a history of operating losses and expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability.
•
We may be unable to complete clinical trials on our expected timelines, if at all.
•
Clinical trials are expensive, time-consuming and difficult to design and implement, and our clinical trial costs may be higher than for more conventional therapeutic technologies or drug products.
•
Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.
•
We may be unable to obtain, or experience delays in obtaining, regulatory approval for our product candidates.
•
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
•
We may not be able to remediate our existing material weakness and establish and maintain an effective system of internal controls.
•
We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods and/or technologies before or more successfully than we do.

Risks Related to Our Financial Position and Need for Additional Capital

We have a history of operating losses and expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from product sales. We have incurred substantial net losses in each year since inception. As of December 31, 2024, we had accumulated consolidated losses of €589.5 million. We do not expect to generate any meaningful revenue from commercializing products for the foreseeable future. We expect to incur significant additional and increasing operating losses in the future as we continue and expand our research and development efforts and, if approved, marketing and commercialization efforts for our product candidates.

We do not know when or whether we will become profitable. To become and remain profitable, we must be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, making regulatory submissions, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products, manufacturing any approved products and achieving market acceptance for any approved products. It is possible that none of our product candidates will ever become commercial products. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.

Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods.

We will need additional capital to fund our operations and execute our business plan, and such capital may not be available to us on a timely basis or on acceptable terms.

We will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future product candidates.

As a result, we may need to raise additional capital to fund our operations and execute our business plan. We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research, development, commercialization or growth efforts.

We may seek additional capital through a variety of means. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms.

We are exposed to risks related to currency exchange rates.

We operate internationally and are exposed to fluctuations in foreign exchange rates between the euro and other currencies, particularly the U.S. dollar. Our reporting currency is the euro and, as a result, financial line items are converted into euros at the applicable foreign exchange rates. Unfavorable developments in the value of the euro relative to other relevant currencies, especially the U.S. dollar, have in the past adversely affected and could in the future adversely affect our business, results of operations and financial condition.

The use of net operating loss carryforwards may be limited.

Both Immatics OpCo and Immatics US, Inc. (“Immatics US”) incurred significant losses in the past and therefore are entitled to use net operating loss carryforwards. For the year ended December 31, 2024, we had German federal net operating loss carryforwards of €158.3 million and Immatics US had U.S. federal net operating loss carryforwards of €143.3 million. There can be no assurance that we will be able to generate sufficient income that allows us to use such loss carryforwards before their expiration. In addition, the operating loss carryforwards are subject to various limitations, including limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) if Immatics US has a cumulative change in ownership of more than 50% within a three-year period.

Furthermore, relevant tax authorities may not accept our claims of net operating loss carryforwards in part or in their entirety. Any limitations in our ability to use net operating loss carryforwards to offset taxable income could adversely affect our results of operations and financial condition.

Risks Related to the Development of Our Product Candidates

We may be unable to complete clinical trials on our expected timelines, if at all.

Clinical trials are subject to numerous risks described in this “ITEM 3D. Risk Factors” section and in our other filings with the SEC, and a failure, delay or termination of one or more clinical trials can occur at any stage of the clinical trial process. Events that may prevent our ability to complete clinical trials on a timely basis include:

• delays in the timely commencement of clinical trials due to negative preclinical data; delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols; delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design; delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective independent clinical investigators, clinical research organizations (“CROs”) and clinical trial sites; and difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;

• challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects, which challenges may be heightened as our clinical trials seek patients that express a specific genetic marker called HLA-A*02 and the prevalence of the targets addressed by our product candidates differs between different tumor entities and we cannot be certain that the anticipated and assumed target prevalence rates are confirmed in the patient populations of our clinical trials, meaning that only a few of the patients screened for our clinical trials will receive cellular or TCR Bispecifics products;

• competition from alternative clinical trials in a similar space or new treatments in similar indications which may limit or ability to recruit and enroll new patients;

•
lower than anticipated patient retention rates and difficulties in maintaining contact with patients after treatment, resulting in incomplete data, which risk may be heightened as potential enrollees in our ACT trials may opt to participate in other clinical trials because of the length of time between the time that their tumor is analyzed and the cellular product is manufactured and infused back into the patient;

• safety issues, which may result in trial suspension or the imposition of a clinical hold by regulatory authorities or IRBs;

• failure by independent clinical investigators, CROs, other third parties or us to adhere to clinical trial requirements and the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other jurisdictions;

• the inability to manufacture adequate quantities of a product candidate or other materials necessary in accordance with current Good Manufacturing Practices (“cGMPs”) and current Good Tissue Practices (“cGTPs”) to conduct clinical trials;

• ambiguous or negative interim results;

• changes in regulatory requirements and guidance;

• changes in the treatment landscape, such as new therapies or the withdrawal of a competing product;

• lack of adequate funding to continue the clinical trial; and

• delays and disruptions as a result of health pandemics or geopolitical events.

The risk of delays to our clinical trials may be heighted since our product candidates represent novel approaches to the treatment of diseases. As a result, there can be no assurance that submission of an IND, IND amendment or CTA will result in the FDA or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. Any delays in the completion of our clinical trials could increase costs and delay or prevent regulatory approval of our product candidates.

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

Undesirable side effects caused by our product candidates or by similar product candidates developed by others could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labelling, boxed warnings or additional warnings or Risk Evaluation and Mitigation Strategy or the denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities and potential product liability claims. In addition, undesirable side effects could impair our ability to market our product candidates, if approved, limit patients’ and physicians’ willingness to use our product candidates and make it more difficult for us to obtain adequate coverage and reimbursement for our product candidates.

In our cell therapy clinical trials, the most commonly reported Grade ≥3 treatment-emergent adverse events (“TEAEs”) were cytopenias. In our bispecific clinical trials, the most commonly reported Grade ≥ 3 related AE was transient lymphopenia. There can be no assurance that patients treated with our product candidates will not experience these and other serious adverse side effects and there can be no assurance that the FDA, the EMA or comparable regulatory authorities will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval. In particular, our clinical trials enroll patients who have failed all available standard-of-care treatments. As a result, these patients may be immunocompromised and thus are more susceptible to serious adverse side effects. In addition, certain of our protocols involve further weakening of patients’

immune response (e.g., through lymphodepletion) prior to receiving our product candidates, which may further increase the severity and frequency of serious adverse side effects.

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

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the drug. Therefore, as our other product candidates advance through late-stage clinical trials that involve more patients than earlier-stage clinical trials, these product candidates may cause undesirable side effects or adverse events that are different in nature, severity and frequency than observed in earlier-stage clinical trials. In addition, some of our product candidates are developed or intended to be used in combination with other therapies. When used in combination, the severity and frequency of undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies and the nature of undesirable side effects may be different than such side effects when the therapies are used as monotherapies.

There can be no assurance regarding the outcome of ongoing or planned clinical trials or the sufficiency of results from such clinical trials.

Drug research and clinical trials are inherently uncertain. There can be no assurance regarding the outcome of any ongoing or planned clinical trials, including whether such trials will meet their respective endpoint, whether severe adverse events will occur during the clinical trials and whether the final results will ultimately be sufficient to support regulatory approval. Results from earlier-stage clinical trials are even more unpredictable due to the limited size of the clinical trials and number of unknown factors at such early stages.

Certain of our clinical trials, including our Phase 1 clinical trials in patients without any indicated standard-of-care treatment utilize an “open-label, single arm” trial design. This trial design has the potential to create selection bias by encouraging the investigators to enrol a more favorable patient population (for example, indications better suitable for immunotherapies, fitter patients, fewer prior therapies) compared to a broader patient population. In all of our current clinical trials, investigators have significant discretion over the selection of patient participants. As the trials continue, the investigators may prioritize patients with more progressed forms of cancer and/or worse general health condition than the initial patient population, based on the safety/success or perceived safety/success of that initial population. Patients with more progressed forms of cancer or worse general health conditions may experience more and/or worse adverse events or be less responsive to treatment, and accordingly, interim or final safety and efficacy data may show an increase in frequency or severity of adverse events and/or a decline in patient response rate or change in other assessment metrics. As the trials continue or in subsequent trials, investigators may shift their approach to the patient population, which may ultimately experience more and/or worse adverse events and/or result in a decline in both interim and final efficacy data from the preliminary data, or conversely, a decrease in frequency and/or severity of adverse events or an increase in final efficacy data following a decline in the interim efficacy data, as patients with more progressed forms of cancer or worse general health condition are cycled out of the trials and replaced by patients with less advanced forms of cancer or with better general health conditions. This opportunity for investigator selection bias in our trials as a result of open-label design, which is standard in dose-escalation/de-escalation trials, may not be adequately handled and may cause a decline in or distortion of clinical trial data from our preliminary results.

Results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage or other clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. In addition, positive and promising results from preclinical studies and clinical trials of a product candidate in one indication may not be predictive of results from clinical trials of that product candidate in other indications or in combination with other agents. There may be significant differences between clinical trials, including differences in inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. In particular, we expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, as for our cellular therapy product candidates, than for “off-the-shelf” products, like many other drugs.

From time to time, we may announce preliminary interim or “top-line” data from clinical trials, but such data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrolment continues and more patient data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available.

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

Risks Related to Regulatory Approval of Our Product Candidates

We may be unable to obtain, or experience delays in obtaining, regulatory approval of our product candidates.

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

We are developing certain of our product candidates in combination with other therapies. If we choose to develop a product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product candidate. If the therapies we use in combination with our product candidates are replaced as the standard of care, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our product candidates, if approved only for use in combination with another approved therapy, being removed from the market or being less successful commercially.

Where we develop a product candidate for use in combination with a therapy that has not been approved by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to market our product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. In particular, prior to regulatory approval, regulatory authorities may require additional clinical trials to be conducted with a local population. In many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

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
•
the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may change in a manner rendering our clinical data insufficient for approval; or
•
political factors surrounding the approval process, such as FDA staffing shortages and funding constraints, government shutdowns and political instability.

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

Recently, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. For example, FDA has convened its Oncologic Drugs Advisory Committee to review what the FDA has called dangling or delinquent accelerated approvals where confirmatory studies have not been completed or where results did not confirm benefit. In addition, the Food and Drug Omnibus Reform Act (“FDORA”) included provisions related to the accelerated approval pathway and authorizes the FDA to require a post-approval study to be underway prior to approval or within a specified time period following approval.

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

Regenerative Medicine Advanced Therapy (“RMAT”), Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation by the FDA, or comparable designations by comparable regulatory authorities, for our product candidates may not lead to a faster development or regulatory review or approval process and do not increase the likelihood that a product candidate would receive regulatory approval.

We have RMAT Designation for IMA203 in multiple relapsed and/or refractory HLA-A*02:01-positive and PRAME-expressing cancers. We currently do not have RMAT Designation, Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation or comparable designations by comparable regulatory authorities for any of our other product candidates. A drug is eligible for RMAT designation if the drug is a regenerative medicine therapy, intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. Advantages of the RMAT designation include early interactions with the FDA that may be used to discuss potential surrogate or intermediate endpoints for accelerated approval and potential ways to satisfy post-approval requirements, potential priority review of the biologics license application (BLA) and other opportunities to expedite development and review. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

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

The FDA, the EMA and comparable regulatory authorities have broad discretion whether or not to grant RMAT Designation, Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation and comparable designations. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for such designations, the applicable regulatory authority may disagree and instead determine not to make such designations. Even if we receive such designation for a product candidate, it may not result in a faster development process, review or approval compared to conventional procedures and does not guarantee ultimate approval by the applicable regulatory authority. Many drugs that have received such designations have failed to obtain ultimate approval. In addition, the applicable regulatory authority may decide to rescind such designations if it determines that our product candidates no longer meet the conditions for qualification, including as a result of the product candidates’ failure to meet endpoints in any clinical trial.

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

Our product candidates are cellular products or biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. The manufacture of our cellular product candidates involves complex processes, including, for example, for ACTengine genetically modified autologous T cell products (IMA203 and IMA204), harvesting and transporting blood cells from every patient for engineering of the T cells to express a specific T cell receptor for a tumor target, ex vivo multiplying the T cells to obtain the desired cell numbers for the dose, and finally transporting of the T cell product back to the patient for infusing the modified T cells back into the same patient. As a result of the complexities, the cost to manufacture cellular products per dose is generally higher than traditional small molecule chemical compounds or biologics, and the manufacturing process is less reliable, more variable and is more difficult to reproduce. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ blood cells, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material especially from heavily treated cancer patients, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material, or any intermediate product at any point in the process, or if any product does not meet the present specifications, the manufacturing process for that patient will need to be restarted, sometimes including re-collection of blood cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen, that failed product manufacture may prevent a patient from getting a T cell product. If microbial, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

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

Currently, our cellular product candidates are manufactured using processes developed or modified by us based on current industry standards sufficient, but we may not intend to use such processes for future advanced clinical trials or commercialization. We anticipate implementing further developments for commercial manufacturing. Although we believe that this process is commercially viable, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process upscaling, scale-out, process reproducibility, technology transfer, stability issues, lot consistency, and timely availability of raw materials. This includes potential risks associated with the FDA not agreeing with all of the details of our validation data or our potency assay for our clinical trials. Furthermore, we or some of our CMOs may not be able to establish comparability of our/their products with the ACT products used in our clinical trials or may not be fully validated prior to starting our registration-enabling clinical trial. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

Our manufacturing capabilities for our allogenic cellular therapy product candidate(s) are still in the process of being developed. We may not successfully establish a robust production process that fulfills the requirements of the FDA, the EMA and comparable regulatory authorities. If we fail to establish such a manufacturing process, we may not be able to commence clinical trials or clinical trials may be delayed. There can be no assurance that the production process we are currently developing is viable and can be effectively scaled up or transferred to a CMO for later-phase clinical testing and commercialization. If we fail to develop a process that can be used throughout the life cycle of the product candidate, commercialization may be delayed or may not occur.

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

We completed the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility to manufacture our IMA203 products and other future cell therapy product candidates for early-stage and registration-enabling clinical trials as well as planned commercial supply. The facility is designed for flexibility and can be expanded modularly. However, we, as an organization, have limited experience in running such a biopharmaceutical manufacturing facility and as a result may not realize the benefit of this investment. We plan to commence manufacturing products at our new facility for registration-enabling trial(s) after receipt of customary regulatory approvals expected in 2025.

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

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for patients with solid tumors and high unmet medical needs. Our mission is to deliver a meaningful impact on the lives of these patients by producing novel TCR-based immunotherapies that provide tangible clinical benefits.

As a company, we have never commercialized a product for any indication. If we receive regulatory approval for one or more of our product candidates from the FDA, the EMA or comparable regulatory authorities, we will need to develop robust internal sales, marketing and distribution capabilities to commercialize such products, which will be expensive and time-consuming, or enter into collaborations with third parties to perform these services.

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

Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our product candidates in jurisdictions where a product candidate has been approved. The biotechnology industry is characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

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

We currently, and we expect that we will continue to, rely on independent clinical investigators and CROs to conduct our clinical trials. CROs also assist us in the collection and analysis of data. Reliance on third-party providers may expose us to different risks than if we were to conduct clinical trials ourselves. We have less control over activities of third parties than we would otherwise have if we relied entirely upon our own staff and we are exposed to different risks, including all the risks associated with such third parties’ businesses and financial condition, than if we performed such functions ourselves. There can be no assurance that these third parties will perform services for us in accordance with our timelines, standards and expectations. If these third parties do not successfully carry out their duties under their agreements or otherwise fail to comply with regulatory requirements, we may experience delays in our research and development activities, be unable to obtain and maintain regulatory approval, be unable to commercialize our products and be required to issue product recalls. In addition, if any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements on a timely basis or on commercially reasonable terms, and even if successful in entering into alternative arrangements, we may experience significant delays during the transition.

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

To scale our cell therapies for registration enabling trials and planned commercial manufacturing, we completed the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in Stafford, Texas within the greater metropolitan area of Houston, Texas. We have a contractual agreement in place with a GMP supplier of lentiviral vectors, which is the most critical raw material for the manufacturing of genetically modified T cells products.

Our manufacturing strategy for TCER includes CMOs for cell line development, process development, formulation development, cGMP manufacturing, analytics, release testing, fill and finish, packaging and storage. For example, we have an arrangement with a CMO for the manufacturing of IMA402 for a potential clinical trial, and we may establish similar arrangements in the future.

Reliance on third-party providers may expose us to different risks than if we were to manufacture and supply product candidates ourselves. We have less control over the activities of third parties than we would otherwise have if we relied entirely upon our own staff and we are exposed to different risks, including all the risks associated with such third parties’ businesses and financial condition, than if we performed such functions ourselves. There can be no assurance that these third parties will perform services for us in accordance with our timelines, standards and expectations. In particular, the facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates must be approved by the EMA and comparable regulatory authorities, and the FDA requires our CMOs or other third-party manufacturers to maintain a compliance status acceptable to the FDA, pursuant to inspections that will be conducted after we submit the marketing application to the applicable regulatory authorities. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations, applicable cGMP and cGTP standards and other laws and regulations, such as those related to environmental health and safety matters.

If these third parties do not successfully carry out their duties under their agreements or otherwise fail to comply with regulatory requirements, we may experience delays in our research and development activities, be unable to obtain and maintain regulatory approval, be unable to commercialize our products and be required to issue product recalls. In addition, if any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements on a timely basis or on commercially reasonable terms, and even if successful in entering into alternative arrangements, we may experience significant delays during the transition. In particular, there are a limited number of manufacturers that operate under cGMP and, for cellular products, also under cGTP regulations and that are both capable of manufacturing for us and willing to do so. In addition, there are limited CMOs specialized in the manufacturing of cellular therapy products.

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

We have entered into, and may in the future may enter into, collaboration agreements with third parties that have experience in product development, manufacturing and/or commercialization for other product candidates and/or research programs. There can be no assurance that we will be able to enter into additional collaboration agreements on favorable terms, or at all. We may face significant competition in seeking appropriate partners for our product candidates, and the negotiation process may be time-consuming and complex. Even if we are successful in our efforts to establish collaborations, we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. In the past, certain of our collaborators have terminated or reduced the scope of our collaborations due to various reasons, including our collaborators’ internal resource allocation determinations. If we fail to establish and maintain collaborations related to our product candidates, we could bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development and commercialization of our product candidates.

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

If disputes over intellectual property that we have licensed, or will license in the future, prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Furthermore, if our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as it is for intellectual property that we own, which are described below. If we or our licensors fail to adequately maintain, protect or enforce this intellectual property, our ability to commercialize products could suffer.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to commercialize our product candidates successfully may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates. If we do not adequately maintain, protect or enforce our intellectual property, competitors and other third parties may be able to erode or negate any competitive advantage we may have, which could harm our business. To protect our proprietary position, we file patent applications in the United States and abroad related to our product candidates that are important to our business. The patent application and approval process is expensive, complex and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

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

There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we or our third-party suppliers are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we or our third-party suppliers were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including treble damages if the infringement is found to be willful, suspend the manufacture of certain product candidates or reengineer or rebrand our product candidates, if feasible, or we may be unable to enter certain new product markets. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product or technology, however such a license may not be available on commercially reasonable terms or at all. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Any such claims could also be expensive and time-consuming to defend and divert management’s attention and resources. Our competitive position could suffer as a result. In addition, if we have declined to enter into a valid non-disclosure or assignment agreement for any reason, we may not own an invention or intellectual property rights and may not be adequately protected. Although we have performed full freedom-to-operate searches and analysis for various aspects of our product candidates, we cannot be certain that there are no patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. In addition, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates and we may not be aware of such patents. Thus, we cannot guarantee that we can successfully commercialize product candidates in a way that will not infringe any third party’s intellectual property.

Where we license certain technology from a third party, the prosecution, maintenance and defense of the patent rights licensed from such third party may be controlled by the third party which may impact the scope of patent protection which will be obtained or enforced.

Where we license patent rights or technology from a third party, control of such third-party patent rights may vest in the licensor, particularly where the license is non-exclusive or field restricted. This may mean that we are not able to control or affect the scope of the claims of any relevant third-party patent or have control over any enforcement of such a patent. Therefore, we cannot be certain that such patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. Where a licensor brings an enforcement action, this could negatively impact our business or result in additional restrictions being imposed on the license we have and the scope of such license or result in invalidation or limitation of the scope of the licensed patent rights. In addition, should we wish to enforce the relevant patent rights against a third person, we may be reliant on consent from the relevant licensor or the cooperation of the licensor. The licensor may refuse to bring such action and leave us unable to restrict competitor entry into the market.

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

An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patents applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expenses and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may be enjoined from manufacturing, using, and marketing our products, or may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Any required license may not be available on commercially reasonable terms or at all. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our stock.

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

Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our intellectual property rights. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse impact on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and we may, therefore, be unable to acquire, maintain, protect and enforce intellectual property rights outside the United States to the same extent as in the United States. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business may be harmed.

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

We may rely on trademarks and trade names to protect our business. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or marks which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In such an instance we may be required to change our branding which could cause us to incur substantial costs and impede our ability to build and sustain name recognition for such platform. In addition, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business, financial condition, results of operations and prospects may be significantly harmed. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could significantly harm our business, financial condition, results of operations and prospects.

Our past and continued use of AI-powered solutions could lead to operational or reputational damage, competitive harm, and additional costs, any of which could adversely affect our business, financial condition, and results of operations.

We use artificial intelligence (“AI”) in certain aspects of our business and operations, especially machine learning. There are significant and evolving risks involved in utilizing AI and no assurance can be provided that the usage of such AI-powered solutions will help our operations become more effective, efficient or profitable, or otherwise result in our intended outcomes. The models underlying our AI-powered solutions may be incorrectly or inadequately designed or implemented. They may also be trained on, or otherwise use, biased, incomplete, inaccurate, misleading, or poor-quality data or algorithms, any of which may not be easily detectable. AI-powered solutions may also be adversely impacted by unforeseen defects, technical challenges, cyberattacks, cybersecurity breaches, service outages or other similar incidents, or material performance issues. Accordingly, our use of AI-powered solutions may inadvertently reduce our effectiveness and efficiency or generate unintentional or unexpected outputs (including any AI-generated content, analyses, or recommendations) that are, or are perceived to be, biased, incomplete, inaccurate, misleading, poor-quality, unethical, or otherwise deficient or flawed, do not match our business goals, standards, or values, do not comply with our policies or procedures, harm our brand and reputation, or otherwise interfere with the performance of our business. Further, our competitors or other third parties may incorporate AI into their business or operations more quickly or more successfully than us, which could impair our ability to compete effectively.

We may not have adequate rights to use the data on which our AI-powered solutions rely. To the extent that we do not have sufficient rights to use the data used in, or produced by, the AI-powered solutions employed in our business and operations, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, any content or other output created by us using AI-powered solutions may not be subject to intellectual property protection, which may adversely affect our ability to commercialize or use, or the validity or enforceability of any intellectual property rights in, such content or other output. In addition, the use of AI by other companies has resulted in, and our use of AI may in the future result in, cyberattacks, cybersecurity breaches, service outages or other similar incidents, including those that implicate the confidential and personal information of users of AI-powered solutions. If any of our employees, contractors, third-party providers or other third parties with whom we partner input confidential or personal information while using any third-party AI-powered solution in connection with our business or the products, solutions and services they provide to us, such practice may lead to the inadvertent disclosure of such confidential or personal information, which may impact our ability to realize the benefit of, or adequately obtain, maintain, protect, defend, and enforce our intellectual property rights in, such information or otherwise harm our competitive position, reputation or business. Any of the foregoing could adversely affect our reputation and expose us to legal liability or regulatory risks, including with respect to third-party intellectual property rights or privacy, publicity, contractual or other rights.

Regulation of AI is rapidly evolving worldwide as legislatures and regulators are increasingly focusing on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which entered into force on August 1, 2024, establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered limited or low risk. There is a risk that our current or future AI-powered solutions may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects. It is possible that new laws and regulations will be adopted in the United States and other jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect our use of AI in our business and operations generally. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our products in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The cost to comply with such laws or regulations could be significant and may increase our operating expenses, and we could incur liability resulting from the violation of applicable laws and regulations as well as contracts to which we are a party or civil claims. Any of these factors could have an adverse effect on our business, results of operations, and financial condition.

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

Risks Related to Our Business and Industry

Our business could be adversely affected by the effects of health epidemics, pandemics and natural disasters.

Our business could be adversely affected by health epidemics, pandemics and natural disasters in regions where we have clinical trial sites or other business operations. Such events could disrupt our research and development outcomes and schedules, clinical trials, supply and manufacturing of our products and regulatory submissions and interactions and could subject us to additional expenses and obligations, and cause significant disruptions in the operations of third-party manufacturers and CROs upon whom we rely. To the extent any such events adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. In addition, any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. Certain of these events may become more frequent and severe as a result of the effects of climate change. Loss of access to these facilities may result in increased costs, reduced revenues, delays in the development of our products and product candidates or the interruption of our business operations for a substantial period of time.

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

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations is costly. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful.

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

In particular, we are subject to the Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

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

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of new technologies, including artificial intelligence, keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Further, as the COVID-19 pandemic led to an increased number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business. Because we rely on third parties in our business, we rely on the cybersecurity practices and policies adopted by such third parties, including third-party CROs and other contractors and consultants. Our ability to monitor the cybersecurity practices of third parties with whom we partner is limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the systems or networks owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure. We cannot guarantee that our efforts, or the efforts of those upon whom we rely on and partner with, will be successful in preventing any such information security incidents.

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

We face an inherent risk of product liability lawsuits as a result of the clinical testing of our product candidates in human clinical trials and will face an even greater risk if we commercialize any products that we successfully develop. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. We may also still face risks from previous research and development activities. For example, IMA950, a multi-peptide vaccine we previously developed, is still in clinical use under the responsibility of clinical investigators outside of our clinical trials (investigator-initiated trials). While any sponsor responsibility is with the investigator, we cannot fully be sure that we will not be held liable in the future for any potential product defects.

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

In addition, as a result of the United Kingdom’s exit from the European Union, we may face increasingly divergent regulations in Europe, with which may be expensive and time-consuming for us to comply.

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

We have identified a material weakness in our internal control over financial reporting relating to the recognition, measurement and disclosure of deferred tax assets and deferred tax liabilities. If we are not able to successfully remediate this material weakness, we may not be able to accurately report our financial results in a timely manner, which may adversely affect our investor confidence in us and materially and adversely affect our business and operating results.

Our management has identified a material weakness in our internal control over financial reporting and has concluded that, due to such material weakness, our disclosure controls and procedures were not effective as of December 31, 2024. The material weakness in internal control over financial reporting resulted from a deficiency in our disclosure controls and procedures related to the recognition, measurement and disclosure of deferred tax assets (DTAs) and deferred tax liabilities (DTLs), specifically (i) proper consideration of tax law limitations on the utilization of loss carryforwards and (ii) effective review and reconciliation procedures, as well as sufficient documentation for the treatment of DTAs and DTLs. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. As a result of the improper classification, we have restated our audited consolidated financial statements as of and for the years ended 2023 and 2022 to correct the recognition of deferred tax assets related to tax losses carried forward.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To address the material weakness we identified, we are implementing additional review procedures to ensure proper consolidated statements of cash flows classification and consolidated financial statements preparation. Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.

We have incurred costs to date in connection with efforts to remediate this material weakness, and we expect to incur additional costs in the future in connection with the remediation of this material weakness. Even if we successfully remediate the material weakness described above, we cannot provide any assurance that we will not suffer from other material weaknesses in the future. If we fail to successfully remediate the material weakness described above or if we identify any new material weaknesses in the future, any such material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with applicable U.S. securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result.

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
•
our inability to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights, including patents, trademarks and trade secrets;
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

As of January 31, 2025, we had 7,187,500 warrants outstanding to purchase an equivalent number of our ordinary shares at an exercise price of $11.50 per ordinary share. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our ordinary shares may be issued in the future. We cannot quantify the number of ordinary shares that will be issued in connection with the exercise, if any. However, the issuance of ordinary shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our ordinary shares and could materially affect the trading price of our ordinary shares.

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

We are a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company (naamloze vennootschap) under Dutch law. Our corporate affairs are governed by our articles of association, our Board rules, our other internal rules and policies and by Dutch law. There can be no assurance that Dutch law will not change in the future or that it will serve to protect shareholders in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of our shareholders.

The rights of shareholders and the responsibilities of our directors may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our directors are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due regard to the principles of reasonableness and fairness. It is possible that some of these stakeholders will have interests that are different from, or in addition to, your interests as a shareholder.

If our disclosure metrics relating to climate change and other sustainability topics are lower than those of our peers, this may lead to reputational risk or other financial repercussions.

Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/ EU, as regards corporate sustainability reporting, or the CSRD, entered into force on January 5, 2023 and will apply to our financial and sustainability reporting as of the financial year 2025, once implemented into Dutch national law. Implementation into Dutch national law is expected to take place in the course of 2025 and to have retroactive effect to 1 January 2025 for large companies. The CSRD has been designed to strengthen the disclosure rules regarding social and environmental information and seeks to provide investors and other stakeholders with access to the information they need to assess investment risks arising from climate change and other sustainability topics. The CSRD requires us to have an audit of the sustainability information that we report on. If our disclosure metrics relating to climate change and other sustainability topics are lower than those of our peers in the industry, this may lead to reputational risk which may lead to onward financial repercussions such as a decrease in share price or difficulty in raising capital.

We may become subject to the Dutch large company regime which would affect our governance structure, including how the members of our board are appointed and dismissed.

We may become subject to the large company regime (structuurregime) under Dutch law if we have filed a statement with the Dutch trade register for a consecutive period of three years stating that (i) according to our balance sheet with explanatory notes, our issued share capital together with our reserves amounts to at least EUR 16 million, (ii) we, or any of our dependent companies (as defined by Dutch law), has established a Dutch works council pursuant to a statutory requirement under Dutch law and (iii) we and our dependent companies (as defined by Dutch law) together regularly employ at least 100 employees in the Netherlands. If we become subject to this large company regime, this would affect the governance structure of our company. Among other matters, our executive directors would then be appointed by our non-executive directors (instead of the general meeting) and certain nomination rights (including for our Dutch works council) would apply to the appointment of our non-executive directors.

Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

We are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us, including, among other laws and regulations, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests (COMI) is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such the aforementioned Regulation and the rules promulgated thereunder. Insolvency laws in the Netherlands or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation or restructuring under U.S. insolvency laws.

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

Pursuant to our resolution of the general meeting dated June 20, 2024, the Board is irrevocably authorized for a period of five years from such date to limit or exclude pre-emptive rights on our ordinary shares up to 100% of the number of our ordinary shares in our authorized share capital (from time to time). Accordingly, holders of our ordinary shares may not have any pre-emptive rights in connection with, and may be diluted by, an issue of new ordinary shares and it may be more difficult for a shareholder to obtain control over the general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Further, certain of our ordinary shareholders outside the Netherlands, in particular, U.S. ordinary shareholders, may not be allowed to exercise pre-emptive rights to which they are entitled, if any, unless a registration statement under the Securities Act is declared effective with respect to ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available. Pre-emptive rights do not exist with respect to the issue of financing preferred shares and holders of financing preferred shares have no pre-emptive right to acquire newly issued ordinary shares.

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

Furthermore, because we are a foreign private issuer, we have elected to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the Nasdaq corporate governance listing standards that are applicable to U.S. companies listed on Nasdaq. Furthermore, Nasdaq listing standards generally require Nasdaq-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 16G. Corporate Governance.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the application of US GAAP, as of January 1, 2026. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

Risks Related to Taxation

There is a significant risk that we will be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences for U.S. investors in our ordinary shares or warrants.

In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of these calculations, a non-U.S. corporation is treated as if it holds a proportionate share of the assets of, and receives directly its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such other corporation. Passive income generally includes interest, dividends, certain rents and royalties (other than certain rents and royalties derived in an active conduct of a trade or business), and certain capital gains. Cash is generally a passive asset for these purposes. In addition, goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is attributable to activities that produce active income.

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

Our sole tax residency in Germany for purposes of the above-mentioned tax treaty is subject to the application of the provisions on tax residency as stipulated in such treaty as amended from time to time. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI"), Germany and the Netherlands entered into, among other countries, should not, as of this date, affect such tax treaty’s rules regarding tax residency.

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

The OECD introduced a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million, subject to certain exclusions (the "OECD Pillar Two Globe Rules"). All participating OECD members are expected to incorporate these rules into national legislation in accordance with the OECD Pillar Two Globe Rules, and in many countries new legislation is already applicable, or is in the process of being adopted. In particular, Germany and the Netherlands have adopted a new global minimum tax (Mindeststeuergesetz in Germany and Wet minimumbelasting 2024 in the Netherlands) implementing the OECD Pillar Two Globe Rules and transposing the European Union’s directive on Pillar Two (Council Directive (EU) 2022/2523 of December 14, 2022). Generally, the OECD Pillar Two Globe Rules, as implemented by each jurisdiction, are effective for business years starting after December 30, 2023.

The OECD published several Agreed Administrative Guidance for the Pillar Two Globe Rules (latest Administrative Guidance published on January 15, 2025) providing greater detail on the application of the rules. On May 23, 2023, the International Accounting Standards Board (IASB) amended IAS 12 to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. On November 8, 2023, the EU Endorsement Board adopted the IASB amendments to IAS 12.

The Group’s revenue is below the revenue threshold of €750 million and therefore we would not be in scope of the OECD Pillar Two Globe Rules on a standalone basis and, as such, do not expect any changes to our accounting for taxes due. We continue to assess the OECD Pillar Two Globe Rules tax and compliance consequences.

On January 20, 2025, US President Trump issued an Executive Order stating, among other things, that the OECD Global Tax Deal has no force and effect in the US. It is unclear what implications this will have for work in the Inclusive Framework on Pillar Two Administrative Guidance and other technical matters, as well as legislative activity related to Pillar Two implementation in relevant countries.

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

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 77595726. We have our corporate seat in Amsterdam, the Netherlands and our registered office is at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany, and our telephone number is +49 (7071) 5397-0. Our executive office in the United States is located at Immatics US, Inc., 13203 Murphy Road, Stafford, Texas, 77477 and our telephone number is +1 (346) 204-5400. Our website is www.immatics.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report. We file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

B. Business Overview

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)- based immunotherapies for patients with solid tumors and high unmet medical needs. Our mission is to deliver a meaningful impact on the lives of these patients by producing novel TCR-based immunotherapies that provide tangible clinical benefits. We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR-based immunotherapies for the benefit of cancer patients, our shareholders, our employees and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current treatment paradigms. We develop product candidates in two therapeutic modalities: autologous engineered TCR-T cell therapies, also called TCR-T (“ACTengine”), and antibody-like TCR Bispecifics, also called T Cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations.

Our two therapeutic modalities make us a global leader in the field of TCR-based therapies. This unique approach sets us apart from our peers, allowing us to offer distinct treatment options that have the potential to deliver transformative therapeutic benefits to cancer patients with the highest unmet medical needs.

Our current pipeline shown below is comprised of four clinical-stage TCR-based product candidates that all have demonstrated clinical activity (ACTengine IMA203, ACTengine IMA203CD8, TCER IMA402, TCER IMA401) as well as several proprietary and partnered preclinical product candidates targeting multiple indications.

1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 With or without checkpoint inhibitor (pembrolizumab); 3 mRNA-enabled in vivo expressed TCER molecules; 4 Immatics’ proprietary ACTallo platform utilizing Editas’ CRISPR gene editing technology; 2L Melanoma: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; HNSCC: head and neck squamous cell carcinoma; sqNSCLC: squamous non-small-cell lung cancer

Both modalities, ACTengine and TCER, demonstrate distinct attributes and clinical profiles. Each modality is designed to treat solid tumors at different stages of the disease and through different treatment regimens.

ACTengine therapies are autologous cell therapies manufactured specifically for each patient with a short, approximately two-week, manufacturing turnaround time (“TAT”)1. We believe these therapies offer the advantage of single-dose infusions (“one-and-done”) and, based on the currently available clinical data, offer a higher potency than bispecifics. Thus, we believe ACTengine therapies are best positioned initially for monotherapy settings in the second-line and later where the medical need is highest due to a lack of alternative treatment options. They are currently deployed through specialized academic medical centers with the potential for outpatient administration in the future.

TCER molecules are half-life extended (“HLE”) T cell engagers that are designed to be available “off-the-shelf” and distributed using standard pharmaceutical supply chain channels utilized for other biologics. TCERs will require repeat dosing (typically every two weeks) and may be suitable for administration in outpatient settings, in hospitals and in community centers. While bispecifics offer a classical off-the-shelf approach without personalized manufacturing, they are typically expected to be less potent than cell therapies. Thus, we believe TCERs are best positioned initially in earlier lines, including frontline or even adjuvant settings where they can be combined with standard-of-care.

The positioning and distinct attributes of both approaches, ACTengine and TCER, are depicted below.

1Target product profile (TPP) in monotherapy in 2L settings at recommended phase 2 dose (“RP2D”). Other factors such as mPFS (median progression free survival) and mOS (median overall survival) in Phase 1b vs. Phase 1a may also be considered.

(1) Turnaround time (TAT) is defined as the time for manufacturing and product release; i.e. time from receiving the leukapheresis at the company manufacturing site and the product being ready back for shipment to the treating clinical site. Screening procedures prior to leukapheresis, shipments and potential wait times at clinical sites for lymphodepletion and infusion are not included in the TAT.

Our Strategy

Our mission is to deliver a meaningful impact on the lives of these patients by producing novel TCR-based immunotherapies that provide tangible clinical benefits. We seek to execute the following strategy to further this mission and maximize the value of our clinical-stage product candidates, our two therapeutic modalities and our technology platforms:

Obtain regulatory approval for and commercialize PRAME cell therapy in 2L cutaneous melanoma.

•
Based on the positive Phase 1b clinical data and supported by the FDA RMAT2 designation, we have advanced our lead TCR-T product candidate, IMA203 targeting PRAME, into a randomized-controlled Phase 3 trial, “SUPRAME,” in patients with unresectable or metastatic cutaneous melanoma after treatment with a checkpoint inhibitor (second line or later, “2L”) with the initial goal of seeking BLA approval in the United States. The primary endpoint for full approval is progression free survival (“PFS”), which we have determined as the fastest pathway to seeking full approval. Secondary endpoints for the trial include objective response rate (“ORR”), safety, duration of response (“DOR”), overall survival (“OS”) and patient-reported outcomes (EORTC QLQ-C30, EQ-5D-5L). The current addressable patient population of PRAME/HLA-A*02:01-positive 2L unresectable or metastatic cutaneous melanoma patients in the United States and EU53 is approximately 7,300. IMA203 would be our first TCR therapeutic to access the market and has the potential to revolutionize the treatment of advanced melanoma. The SUPRAME trial commenced in December 2024 and the interim data analysis is expected in the first quarter of 2026.

Qualify and prime our cell therapy manufacturing capabilities to serve planned commercial supply.

•
Our proprietary manufacturing process, timeline, capabilities and facility support late-stage clinical and commercial cell therapy development and supply. IMA203 is manufactured from a patient's leukapheresis (with no surgery required) within 7 days, followed by 7-day QC release testing at a >95% success rate4 to achieve the target dose (1-10x109 TCR-T cells). Our state-of-the-art ~100,000 sq. ft. R&D and GMP manufacturing facility in the Houston Metropolitan Area — an area with an outstanding talent pool specialized in cell therapy development and manufacturing and minimal talent competition — was built with a modular design for efficient and cost-effective scalability (total of 8 manufacturing suites, plus further expansion space) to serve early-stage and registration-directed clinical trials as well as planned commercial supply. We believe our in-house manufacturing and QC testing enables us to better control the manufacturing process, shorten the turnaround time, ensure the manufacturing success rate and quality of the product and realize potential cost efficiencies, including manufacturing capacity optimization through scalability for a competitive and profitable commercial cell therapy product.

Expand the PRAME commercial opportunity to additional solid cancer types and earlier lines of treatment.

•
To maximize the PRAME cell therapy opportunity, we plan to expand IMA203 into uveal melanoma through the ongoing Phase 1b clinical trial. Data from this ongoing single-arm trial is intended to support label expansion after IMA203 is approved for cutaneous melanoma. We are also developing a second-generation cell therapy product candidate, IMA203CD8, that shows enhanced pharmacology compared to IMA203 and thus may be better positioned to target PRAME-positive solid cancers with medium and high PRAME expression outside melanoma, starting with gynecologic (ovarian and endometrial) cancers. We then plan to expand to other cancer types such as squamous non-small cell lung cancer (“sqNSCLC”), breast cancer and head and neck squamous cell carcinoma (“HNSCC”). Within the PRAME opportunity, we are also focusing on our TCR Bispecific, IMA402. Upon delivering clinical proof-of-concept (“PoC”) in last-line melanoma, we plan to explore its potential in gynecologic cancers, sqNSCLC, breast cancer and other solid tumor indications as well as earlier lines of solid cancers, such as first-line (1L) cutaneous melanoma.

(2) Includes all benefits of Breakthrough Therapy Designation.

(3) EU5: France, Germany, Italy, Spain, United Kingdom. As our IMA203 development progresses, we plan to refine our commercial and regulatory strategy to leverage the commercial opportunity beyond the US, likely starting with countries within the EU5.

(4) As of Aug 23, 2024

Leverage the potential of our proprietary bispecific platform to provide innovative therapeutics and unlock more cancer types.

•
We continue to evaluate our second TCR Bispecific, TCER IMA401 targeting MAGEA4/8, in 2L and later patients with sqNSCLC, HNSCC, bladder cancer and other solid tumor indications with the primary goal to develop it in earlier lines. To unlock more cancer types, we are also advancing mRNA-encoded TCER molecules in collaboration with Moderna. Furthermore, we plan to multiplex TCR Bispecifics, including those targeting PRAME, MAGEA4/8 and other undisclosed targets.

Unlock the full potential of strategic collaborations.

•
We have entered strategic collaborations with key industry partners to maintain our leadership position in the TCR therapeutics field and actively seek to enter additional partnerships. These collaborations enable us to develop transformative therapeutics through the combination of synergistic capabilities and technologies, while providing non-dilutive capital through upfront and potential milestone payments, as well as royalties.

Near-Term Portfolio Milestones

Our current focus is the advancement of our four clinical-stage TCR therapeutics from our autologous TCR-T (ACTengine) and TCR Bispecifics (TCER) pipeline with the following anticipated milestones:

•
ACTengine IMA203 GEN1 in cutaneous melanoma, “SUPRAME” Phase 3 trial:
o
Phase 3 interim data analysis5: 1Q 2026
o
Phase 3 final data analysis5: 4Q 2026
o
Biologics License Application (“BLA”) submission: 1Q 2027
o
Market launch: 3Q 2027
•
ACTengine IMA203 GEN1:
o
Phase 1b data with extended follow-up and additional uveal melanoma patients: 2025
•
ACTengine IMA203CD8 GEN2:
o
Phase 1a data including dose escalation and ovarian cancer: 2025
•
TCER IMA401 (MAGEA4/8):
o
Phase 1a data with a focus on head & neck cancer: 2025
o
Phase 1a data with a focus on NSCLC: 2026
•
TCER IMA402 (PRAME):
o
Phase 1a data in 2L melanoma: 2025

(5) Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death)

Breadth of PRAME Commercial Opportunity in Solid Cancers

We believe PRAME is one of the most promising and prevalent clinically validated solid tumor targets known to date. PRAME is frequently expressed in solid tumors, including cutaneous melanoma, uveal melanoma, uterine cancers, ovarian cancer, subtypes of sarcoma, sqNSCLC, triple-negative breast cancer (“TNBC”) and HNSCC. PRAME prevalences in different solid tumor types are set forth in the table below.

Indication	% PRAME positive patients

Uterine Carcinosarcoma

Sarcoma Subtypes

Uterine Carcinoma

Cut. Melanoma

Uveal Melanoma

Ovarian Carcinoma

Squamous NSCLC

TNBC

Small Cell Lung Cancer

Kidney Carcinoma

Cholangiocarcinoma

Adeno NSCLC

Breast Carcinoma

HNSCC

Esophageal Carcinoma

HCC

Bladder Carcinoma

100% up to 100% 95% 95% 90% 85% 70% 65% 45% up to 40% 35% 25% 25% 25% 25% 20% 20%

PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect qPCR testing of screening biopsies from clinical trial patients (n=61); HCC: Hepatocellular carcinoma

The prevalence of PRAME supports our programs’ potential to benefit a broad cancer patient population. Our lead autologous TCR T program, IMA203, our second-generation cell therapy product candidate IMA203CD8 and our TCR Bispecific TCER IMA402 are directed against an HLA-A*02:01-presented peptide derived from PRAME. This selected PRAME peptide is present at a high copy number per tumor cell (also known as peptide target density) and is homogeneously and specifically expressed in tumor tissue. The peptide has been identified and characterized by our proprietary mass spectrometry-based target discovery platform, XPRESIDENT. Through our proprietary TCR discovery and engineering platform XCEPTOR, we have engineered a highly specific TCR against this target for its use in the TCR T (with micromolar TCR affinity) or bispecific (nanomolar TCR affinity).

Based on the positive clinical data we have generated so far and the high unmet medical need, we believe targeting PRAME with two distinct TCR-based modalities presents a significant commercial opportunity. There are approximately 230,000 addressable patients in the US and EU56 per year. An overview of the commercial opportunity is depicted below.

(6) EU5: France, Germany, Italy, Spain, United Kingdom. As our clinical programs progress, we plan to refine our commercial and regulatory strategy to leverage the commercial opportunity beyond the US, likely starting with countries within the EU5.

All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025 and assume patients can be treated with both TCER and ACTengine, Source: Clarivate Disease Landscape and Forecast; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; WT: wild type; sqNSCLC: squamous non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

ACTengine IMA203 and IMA203CD8 TCR-T Targeting PRAME

Our ACTengine programs are based on genetically engineering a patient’s own, autologous T cells with novel TCRs designed to recognize a specific cancer target on the tumor cells. Such engineered T cells (TCR-T) are intended to deliver a specific anti-tumor attack to fight the cancer. Upon infusion of an ACTengine product, T cells “equipped” with the cancer target-specific TCR are designed to bind to the pHLA target on the tumor. Subsequent activation of the T cell induces release of cytotoxic granules that are intended to ultimately lead to tumor killing. The mechanism of action is set forth below.

ACTengine IMA203 TCR-T Monotherapy Targeting PRAME in Melanoma

Key highlights7:

•
Favorable tolerability:
o
Mostly mild to moderate cytokine release syndrome (“CRS”)
o
Infrequent ICANS (5.7% Gr1, 4.3% Gr2, 4.3% Gr3)
o
No treatment-related deaths
o
Potential for outpatient administration
•
Compelling response rate in patients with advanced melanoma:
o
54% (14/26) confirmed objective response rate according to RECIST 1.1. (“cORR”)
o
46% (12/26) of the patients had deep responses (≥50% tumor size reduction of target lesions)
•
Durable responses in patients with advanced melanoma:
o
12.1 months median duration of response (“mDOR”) and ongoing responses for over two years
o
Median progression-free survival (“mPFS”) of 6 months
o
mPFS 13.4 months in patients with deep responses
o
Median overall survival (“mOS”) not reached at a median follow-up (“mFU”) of 8.6 months
•
Rapid & robust manufacturing
o
Fast turnaround time: 7 days + 7 days QC release testing
o
>95% manufacturing success rate to target dose8
o
Optimized process to achieve desirable cellular functionality
•
Commercial opportunity
o
∼9k addressable patients in US/EU59 in cutaneous and uveal melanoma
o
FDA RMAT designation received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma
o
SUPRAME Phase 3 trial in 2L cutaneous melanoma ongoing
o
Phase 1b expansion to uveal melanoma

(7) IMA203 Phase 1 trial, data cut-off Aug 23, 2024; anti-tumor activity shown for melanoma patients treated in Phase 1b

(8) As of Aug 23, 2024

(9) EU5: France, Germany, Italy, Spain, United Kingdom. As our IMA203 development progresses, we plan to refine our commercial and regulatory strategy to leverage the commercial opportunity beyond the US, likely starting with countries within the EU5.

Commercial Opportunity for IMA203 TCR-T Monotherapy

IMA203 TCR-T monotherapy alone has a commercial opportunity of reaching ~9k addressable PRAME+/HLA-A*02:01+ patients in the US & EU5 per year as follows:

	US	EU
2L unresectable or metastatic cutaneous melanoma	~3.7k	~3.6k
Unresectable or metastatic uveal melanoma	~0.6k	~0.7k

Patient Journey for IMA203 TCR-T Monotherapy

Starting with clinical trial enrollment, patients enter a multi-step process in our IMA203 trial which consists of three phases shown below.

1 Gragert et al. 2013 and census numbers; HLA-A*02:01 prevalence in Immatics’ clinical trials: US 65% and Germany 55% as of March 2025; 2 30 mg/m2 Fludarabine and 500 mg/m2 Cyclophosphamide for 4 days; 3 1m IU daily days 1-5 and twice daily days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology); Manufacturing success rate as of Aug 23, 2024

Unique features of IMA203 treatment:

•
Inclusion by HLA testing only – no PRAME testing required in the Phase 3 trial due to its high prevalence in cutaneous melanoma
•
Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery
•
Fast turnaround-time (2 weeks) and manufacturing success rate of >95%: proprietary manufacturing process is designed to expand and engineer T cells with the PRAME-specific TCR within 7 days, followed by a 7-day QC release testing. This helps to reduce manufacturing costs, shorten the turnaround time and provide the TCR-T products to patients quickly while maintaining a manufacturing success rate of over 95%.
•
IMA203 infused is followed by low-dose IL-2 to enhance T cell activation and expansion – no high-dose IL-2 required10
•
Favorable tolerability profile with potential for outpatient administration

(10) Low-dose IL-2: 1m IU daily days 1-5 and twice daily days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology).

Phase 1 Clinical Data for IMA203 TCR-T Monotherapy

On November 8, 2024, we provided updated Phase 1b clinical data on ACTengine IMA203 TCR-T targeting PRAME in patients with solid tumors. The data cutoff was August 23, 2024, and the clinical data update included all infused patients in the Phase 1b dose expansion part of the trial (N=4111), consisting of 2812 melanoma patients previously reported on October 10, 2024, and 13 non-melanoma patients, of which 10 non-melanoma patients were reported on November 8, 2023.

Patient Baseline Characteristics. The infused patient population was composed of patients with a median of 3 lines of prior systemic treatments, consisting of cutaneous melanoma patients, uveal melanoma patients, other melanoma patients, ovarian cancer patients, synovial sarcoma patients and patients with other indications. As of data cutoff, 28 heavily pretreated patients with metastatic melanoma were treated with IMA203 at the RP2D of 1 to 10 billion total TCR-T cells during the Phase 1b dose expansion part of the clinical trial. The melanoma efficacy population was composed of patients with a median of 2 lines of prior systemic treatments, consisting of cutaneous melanoma patients (N=13), uveal melanoma patients (N=12), mucosal melanoma patients (N=2) and a patient with melanoma of unknown primary (N=1).

Safety Data. The safety population included 7013 patients in the Phase 1a dose escalation and Phase 1b dose expansion parts of the trial across all dose levels and all tumor types. Grade ≥3 treatment-emergent adverse events (“TEAEs”) were observed in all patients. As shown in the table below, the most frequent adverse events were expected cytopenias (Grade 1-4) associated with lymphodepletion as well as mostly mild to moderate cytokine release syndrome (“CRS”). Some patients infrequently experienced immune effector cell-associated neurotoxicity syndrome (“ICANS”) (Grade 1: 6% of patients, Grade 2: 4% of patients, Grade 3: 4% of patients). No Grade 5 treatment-related adverse events were observed in the safety population, even at doses up to 10x109 TCR-T cells. The tolerability profile in the Phase 1b melanoma subset is generally consistent with the full IMA203 monotherapy tolerability profile.

All TEAEs with ≥ Grade 3 regardless of relatedness to study treatment. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2019). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (23-Aug-2024); 1 Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia 2 Fatal Adverse events were not considered related to any study drug; 3 Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells; 4 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; ICANS: Immune effector cell-associated neurotoxicity syndrome

(11) All infused patients, first tumor assessment post infusion pending for 2/28 melanoma patients at data-cut.

(12) Includes one patient who started lymphodepletion but did not receive IMA203 TCR-T cells.

(13) All patients who started lymphodepletion as of data cutoff.

Anti-tumor Activity and Durability14. The tables below sets forth the observed anti-tumor activity of IMA203 in the Phase 1b clinical trial and durability of responses in melanoma patients in the Phase 1b clinical trial.

	Cutaneous melanoma (N=13)	Uveal melanoma (N=10)	Melanoma (other) (N=3)	Ovarian cancer (N=4)	Synovial sarcoma (N=3)	Other indications (N=6)
Confirmed Objective Response Rate	54% (7/13)	60% (6/10)	1/3	2/4	1/3	1/6
Objective Response Rate	62% (8/13)	60% (6/10)	2/3	2/4	2/3	1/6
Tumor Shrinkage of Target Lesions	85% (11/13)	100% (10/10)	2/3	3/4	3/3	5/6
Disease Control Rate (at week 6)	92% (12/13)	90% (9/10)	3/3	2/4	3/3	5/6

In the melanoma patient population, 7 of the 14 confirmed responses were ongoing as of data cutoff. For this analysis, the median follow-up for the median duration of response was 9.3 months compared to 3.5 months from the previous data update in May 2024.

	All melanoma patients (N=28 15,16)	Cutaneous melanoma patients (N=1316)
Confirmed Objective Response Rate	54% (14/26)	54% (7/13)
Objective Response Rate	62% (16/26)	62% (8/13)
Disease Control Rate	92% (24/26)	92% (12/13)
Tumor Shrinkage of Target Lesions	88% (23/26)	85% (11/13)
Median Duration of Response	12.1 months	12.1 months
Median Progression-Free Survival	6.0 months	6.1 months
Median Overall Survival	Not reached	15.9 months

Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 26
ongoing at month 24
0
3
6
9
12
15
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
A-DL4-03
A-DL5-03[1]
A-DL5-13
A-DL5-15
A-DL5-23[2]
A-DL4-07
A-DL5-27
A-DL5-01
A-DL5-10
A-DL5-19
A-DL5-21
A-DL5-24
A-DL5-26
A-DL5-29
PR
A-DL5-22
A-DL5-28
SD
A-DL4-04
A-DL4-05
A-DL5-17
A-DL5-25
A-DL5-12
A-DL5-18
A-DL5-20
A-DL5-31
PD
A-DL5-14
A-DL4-06
Ongoing
Scans at approximately week 6, month 3 and then every 3 months

1 Patient out of study due to PD (external assessment) 2 Patient is off study at data cut-off; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline

(14) Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; DOR in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; OS and PFS censored at data-cut

(15) First tumor assessment post infusion pending for additional two melanoma patients at data cutoff.

(16) Melanoma efficacy population excludes 5 patients treated at DL4 in Phase 1a of the trial as reported in the May 2024 update, based on different manufacturing version used that affects the T cell product.

Progression-Free Survival (“PFS”) and Overall Survival (“OS”). Manufacturing improvements were implemented prior to and during the Phase 1b part of the trial to enhance key features of IMA203. As a result, all patients in dose expansion were treated with either of two similar updated versions of IMA203 that both include a T cell enrichment process using either monocyte depletion (negative selection) or CD8/CD4 positive selection. The updated data demonstrate a significant positive shift in median PFS and median OS between melanoma patients treated during Phase 1a and patients treated in Phase 1b, which is shown in the table below. The manufacturing version using CD8/CD4 positive selection is now being used in the Phase 3 trial.

	Phase 1b dose expansion melanoma patients (N=28)	Phase 1a dose escalation melanoma patients (N=11)
mPFS	6.0 months	2.6 months
mOS	Not reached	6.3 months

In addition, approximately half of all patients in the Phase 1b trial had a deep response (>50% tumor reduction). This subgroup of patients was observed to have a median PFS of more than 1 year, while patients with <50% tumor reduction (including patients with tumor size increase) were still observed with a more than 2 times longer median PFS compared to patients treated in dose escalation with suboptimal doses.

Translational Data. Translational data from patients across Phase 1a and Phase 1b indicate that IMA203 T cells rapidly engrafted in all patients after a single dose and showed a persistence of more than two years. Three associations/correlations were observed demonstrating high consistency of dose exposure, biological data and clinical outcome in all patients treated with IMA203 for which samples were available (N=65): First, IMA203 T cell dose is significantly associated with confirmed clinical responses (p=0.02). Second, IMA203 T cell dose is correlated with T cell peak level (cmax , r=0.84, p=1.6x10-18). Third, IMA203 T cell peak level (cmax , p=0.05) and T cell exposure (AUC0-28d, p=0.05) are associated with confirmed clinical responses.

We plan to present updated clinical data from the Phase 1b trial including patients reported previously with longer follow-up and additional uveal melanoma patients in 2025.

Development Path for IMA203 TCR-T Monotherapy

On September 24, 2024, we completed a Type D meeting with the U.S. Food and Drug Administration (“FDA”) to confirm RP2D and the chemistry, manufacturing and controls (“CMC”) package as well as discuss the trial design for SUPRAME, the registration-enabling Phase 3 randomized-controlled clinical trial for IMA203.

The SUPRAME Phase 3 trial (NCT06743126) commenced in December 2024 and patient enrollment is ongoing. SUPRAME is a prospective, multicenter, open-label, randomized-controlled Phase 3 clinical trial evaluating the efficacy, safety and tolerability of ACTengine TCR-T IMA203 in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a checkpoint inhibitor. 360 HLA-A*02:01-positive patients will be randomized 1:1 to treatment with IMA203 or investigator’s choice of selected approved treatments in the 2L setting (nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel (US), chemotherapy). Based on our discussions with the FDA, the primary endpoint for seeking full approval will be blinded independent central review (“BICR”)-assessed (RECIST v1.1) PFS. Given the expected median PFS of 2-3 months in this patient population17, as well as the median PFS of 6 months (> 1 year in patients with deep responses) observed in the data from the IMA203 Phase 1b trial, we have determined that utilizing PFS as the primary endpoint is the fastest pathway to seeking full approval and presents a more attractive commercial positioning than ORR. Secondary endpoints for the trial include ORR, safety, DOR, OS and patient-reported outcomes (EORTC QLQ-C30, EQ-5D-5L). A pre-specified interim data analysis will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death)18 and is projected to occur after approximately 200 patients are enrolled in 1Q 2026. The final analysis is planned for 4Q 2026.

The SUPRAME Phase 3 trial is planned to run internationally with approximately 50 sites in the United States and Europe with the initial goal of seeking BLA approval in the US. Patient enrollment for SUPRAME is forecasted to be completed in 2026.

We aim to submit a BLA in 1Q 2027 for full approval and to launch IMA203 in 3Q 2027.

On October 2, 2024, we also completed a meeting with the Paul Ehrlich Institute (“PEI”), the German regulatory authority. Based upon this meeting, we determined that the same trial design would be the best approach for conducting the clinical trial in Germany. As our IMA203 development progresses, we plan to refine our commercial and regulatory strategy to leverage the commercial opportunity beyond the US, likely starting with countries within the EU5.

(17) Ascierto et al., 2023, Diab et al., 2024

(18) Centrally assessed by BICR using RECIST v1.1

Our proprietary manufacturing process, timeline, capabilities, and facility support late-stage clinical and commercial cell therapy development and supply. IMA203 products are manufactured from a patient's leukapheresis (with no surgery required) within 7 days, followed by 7-day QC release testing at >95% success rate19 to achieve the target dose (1-10x109 TCR T cells). Our state-of-the-art ~100,000 sq. ft. R&D and GMP manufacturing facility in the Houston Metropolitan Area was built with a modular design for efficient and cost-effective scalability (total of 8 manufacturing suites, plus further expansion space) to serve early-stage and registration-directed clinical trials as well as planned commercial supply. We believe our in-house manufacturing and QC testing enables us to better control the manufacturing process, shorten the turnaround time, ensure the manufacturing success rate and quality of the product and realize potential cost efficiencies, including manufacturing capacity optimization through scalability for a competitive and profitable commercial cell therapy product. The R&D and GMP manufacturing facility is expected to start GMP manufacturing of cell therapy products in 2025. The existing GMP facility, which is run in collaboration with UTHealth, will remain active until mid-2026.

In addition to cutaneous melanoma, we intend to expand the IMA203 TCR-T commercial opportunity to uveal melanoma and will continue to evaluate IMA203 in this patient population through the ongoing Phase 1b trial.

In parallel to our proprietary development, we are collaborating with Moderna to evaluate the combination of IMA203 with an investigational mRNA medicine. In February 2025, the FDA granted IND clearance for a Phase 1 trial evaluating Immatics’ IMA203 PRAME TCR-T in combination with Moderna’s PRAME adaptive immune modulating therapy. The objective of the combination is to further enhance IMA203 T cell responses with the potential to significantly reduce turnaround time and costs through the infusion of a much lower cell dose. The first-in-human, Phase 1a/1b trial is a multicenter, open-label, dose escalation/de-escalation (adaptive design) trial evaluating the safety, tolerability and efficacy of the combination therapy in up to 15 patients with advanced or recurrent cutaneous melanoma and synovial sarcoma. Immatics is responsible for conducting the Phase 1 trial. Each party retains full ownership of its investigational PRAME compound, and the parties will fund the clinical study on a cost sharing basis.

(19) As of Aug 23, 2024

ACTengine IMA203CD8 (GEN2) TCR-T Monotherapy - Expansion of the PRAME Commercial Opportunity Beyond Melanoma

ACTengine IMA203CD8 is our second-generation (“GEN2”) cell therapy product candidate where IMA203 engineered T cells are co-transduced with a CD8αβ co-receptor. Co-transduction of CD8αβ alongside the PRAME TCR adds functional CD4+ T cells designed to enhance clinical activity. With this approach, we seek to expand the PRAME cell therapy opportunity to patients with tumors other than melanoma.

Key highlights20:

•
Manageable tolerability:
o
≥Grade 3 AEs, mainly expected cytopenia
o
DLTs at DL4b led to dose adjustment to DL4a
o
Adjustments to DL4a dosing and criteria enable higher dose exploration
o
Ongoing dose escalation to reach RP2D, both in melanoma and indications outside melanoma
•
Activity & duration of response:
o
Deep and durable objective responses at low doses
o
41% (14/34) cORR (at presumably suboptimal doses)
o
84% (32/38) of patients had tumor shrinkage of target lesions; thereof two patients with complete response of target lesions
o
9.2 months mDOR with 3 confirmed responses ongoing at 1+ years
•
Development potential:
o
Focus on indications with both high- and medium-level PRAME expression starting with gynecologic cancers
o
Pursue tumor-agnostic label in PRAME+ cancers to leverage full breadth of PRAME, incl. NSCLC, triple-negative breast cancer, and others
o
Explore the possibility of administering IMA203CD8 without post-infusion IL-2

Commercial Opportunity for IMA203CD8 TCR-T Monotherapy

IMA203CD8 TCR-T monotherapy has a commercial opportunity of reaching ~75k addressable PRAME+/HLA-A*02:01+ patients in the US & EU5 per year as follows:

	US	EU
Ovarian	2k	2k
Uterine	2k	2k
sqNSCLC	7k	10k
HNSCC	2k	2k
Breast	5k	8k
Others	16k	18k

(20) IMA203CD8 Phase 1 trial, data cut-off Sep 30, 2024

Phase 1 Clinical Data for IMA203CD8 TCR-T Monotherapy

On November 8, 2024, we provided updated Phase 1 clinical data on ACTengine IMA203CD8.

Patient Baseline Characteristics. As of data cutoff (September 30, 2024), 4421 heavily pretreated HLA-A*02:01 and PRAME-positive patients with solid tumors were infused with IMA203CD8 monotherapy across four escalating dose levels, with the median total infused dose being 1.48x109 TCR-T cells, of which 4122 patients were evaluable for efficacy. The treated patient population is composed of patients with a median of 3 lines of prior systemic treatments.

Safety Data. The safety population included 44 patients. As shown in the table below, the most frequent adverse events were expected cytopenias (Grade 3-4) associated with lymphodepletion as well as mostly mild to moderate cytokine release syndrome (“CRS”) (Grade 1: 36% of patients, Grade 2: 48% of patients, Grade 3: 11% of patients, Grade 4: 2% of patients). As previously reported, two patients experienced dose-limiting toxicities at dose level 4b, which prompted a dosing adjustment to dose level 4a. After further assessing the tolerability profile of IMA203CD8 in additional patients treated at dose level 4a, the eligibility criteria and the IL-2 dose regimen were modified, and dose escalation beyond dose level 4a was reinitiated. No IMA203CD8-related patient death was observed23. The maximum tolerated dose has not yet been determined.

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient are presented; 1DLT: Dose limiting toxicity in patient DL4b-04. 2 DLTs in patient DL4b-01; CRS: cytokine release syndrome, HLH: hematophagocytic lymphohistiocytosis. 3Possibly related Grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), high grade HLH event, the toxicity management and the fast-progressive disease.

(21) All patients who started lymphodepletion.

(22) All infused patients with at least one tumor assessment postbaseline.

(23) Possibly related Grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), high grade HLH event, the toxicity management and the fast-progressive disease.

Anti-tumor Activity and Durability. In dose escalation, the objective response rate (“ORR”) was 41% (17/41 patients) and the confirmed objective response rate (“cORR”) was 41% (14/34 patients), all being partial responses; tumor shrinkage was observed in 84% of patients (32/38 patients24); and the disease control rate (“DCR”) at week 6 was 85% (34/40 patients25). The median duration of response (“mDOR”) was 9.2 months with a median follow-up of 13.1 months. As of data cutoff, 10 of the 17 responses were ongoing, of which three confirmed responses were ongoing at 14+, 15+ and 24+ months. Of note, these patients had been treated at substantially lower doses compared to IMA203 (GEN1); that is, in a range of 0.2-0.48x109 TCR T cells/m2 BSA (dose level 3) to 0.801-1.2x109 TCR-T cells/m2 BSA (dose level 4c) T cells infused. Deep responses with ≥50% tumor size reduction were observed in 11 out of 17 responders. This group included two patients with a complete response of target lesions, of which one patient showed a complete metabolic response according to PET-CT scan26. At 1.5x109 total infused dose IMA203CD8 offered similar responses to those demonstrated by IMA203 at a 3x higher dose. Response over time of IMA203CD8 in dose escalation is set forth below:

Change in Sum of Longest Diameter of Target lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 15
ongoing at month 24
ongoing at month 14
0
3
6
9
12
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
DL3-02
DL3-04
DL4a-01
DL4a-02
DL4b-02
DL4a-05
DL4a-03
DL4b-04[1]
DL4a-07
DL4a-06
DL4a-17
DL4a-18
DL4a-25
DL3-05
PR
DL4a-19
DL4a-29
DL4a-27
SD
DL3-01
DL3-03
DL4b-01
DL4b-03
DL4a-09
DL4a-12
DL4a-11
DL4a-10
DL4a-16[2]
DL4a-21
DL4a-22
DL4a-23[2]
DL4a-24
DL4a-26
DL4a-28
DL4cM-01
DL4a-31
DL4a-30
PD
DL4a-04
DL4a-15
DL4a-20
Ongoing

1 Metabolic complete response (CR) according to PET-CT 2 Patients off study at data-cut; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline

Translational Data. Translational data indicate that PRAME expression level is associated with clinical activity in IMA203 and IMA203CD8 treated patients. Both IMA203 and IMA203CD8 achieved deep responses despite IMA203CD8 patients receiving lower product doses. Based on the enhanced pharmacology of IMA203CD8, the evaluation of higher doses of IMA203CD8 in the ongoing dose escalation trial opens the possibility of addressing hard-to-treat solid tumor indications with both high- and medium-level PRAME copy numbers, such as ovarian cancer, uterine cancer, sqNSCLC, TNBC and others. The next clinical data update including dose escalation and patients with ovarian cancer is planned for 2025.

(24) Three patients excluded from tumor shrinkage analysis and figures due to lack of post-treatment assessment.

(25) One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation.

(26) Metabolic CR on investigator-initiated PET month 14 post infusion.

Off-the-Shelf TCR Bispecifics (TCER)

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

These proprietary biologics are engineered with two binding regions: a TCR domain and a T cell recruiter domain. The TCER format is designed to maximize efficacy while minimizing toxicities in patients. It contains a high-affinity TCR domain that is designed to bind specifically to the cancer target peptide on the cell surface presented by an HLA molecule. The antibody-derived, low-affinity T cell recruiter domain is directed against the TCR/CD3 complex and recruits a patient’s T cells to the tumor to attack the cancer cells. With a low-affinity recruiter aiming to optimize biodistribution and enrichment of the molecule at the tumor site instead of the periphery, TCER molecules are engineered to reduce the occurrence of immune-related adverse events, such as cytokine release syndrome. In addition, the TCER format includes an Fc-part developed to confer half-life extension, stability and manufacturability. The next-generation, half-life extended TCER format is designed to safely apply high drug doses for activity in a broad range of tumors and to achieve a favorable dosing regimen. TCERs are “off-the-shelf” biologics and thus immediately available for patient treatment. They can be distributed through standard pharmaceutical supply chains and provide the opportunity to reach a large patient population without the need for treatment at specialized medical centers.

TCER Format

Improving drug safety, efficacy and dosing schedule are key considerations in the field of bispecific T cell engaging molecules, which we seek to address with our half-life extended next-generation TCR Bispecific molecule. In preclinical experiments, we demonstrated that the TCER format had a higher combination of potency and specificity than six alternative TCR Bispecific format designs that were evaluated. The format was also successfully applied to different TCRs and different T cell recruiting antibodies (“plug-and-play platform”).

The T cell recruiter domain used for all our TCER molecules is a proprietary low-affinity T cell recruiter against the TCR/CD3 complex that demonstrated superior in vivo tumor control compared to three analogous TCER molecules designed with higher-affinity variants of a widely used antibody recruiter as shown below.

1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

The half-life extended format confers a serum half-life of >1 week in mice, and we have already shown clinically that this provides the opportunity for a more favorable dosing (i.e. once every 2 weeks for TCER IMA401) and prolonged drug exposure at therapeutic levels.

TCER IMA402 - Off-the-Shelf TCR Bispecific Targeting PRAME

Our TCER IMA402 is directed against the same peptide derived from PRAME as used for ACTengine IMA203 and IMA203CD8.

Key highlights27:

•
Tolerability:
o
Favorable tolerability profile
o
Most common treatment-related AEs are low-grade CRS and transient lymphopenia
•
Activity:
o
Early dose escalation ongoing
o
Initial clinical signal observed demonstrating association with target expression and TCER dose
•
Pharmacokinetics:
o
Median half-life of ~7 days
o
Potential for bi-weekly (q2w) dosing and combination with checkpoint inhibitors
•
Development potential:
o
Primarily frontline (and adjuvant) settings in combination with checkpoint inhibitors and targeted agents
▪
Near-term: 1L melanoma
▪
Mid-term: Gynecologic cancers, others

(27) IMA402 Phase 1/2 trial, data cut-off Nov 06, 2024

Commercial Opportunity for IMA402

IMA402 has a commercial opportunity of reaching ~145k addressable PRAME+/HLA-A*02:01+ patients in 1L in the US & EU5 per year as follows:

	US	EU
Cut. Melanoma	6k	6k
Ovarian	7k	9k
Uterine	6k	6k
sqNSCLC	12k	17k
Breast	7k	10k
Others	25k	32k

Early Phase 1 Dose Escalation Data for TCER IMA402 Targeting PRAME

On November 18, 2024, we provided clinical data from the Phase 1 dose escalation clinical trial evaluating TCER IMA402.

As of the data cut-off on November 6, 2024, 33 heavily pretreated patients with recurrent and/or refractory solid tumors have been treated with a dose range from 0.02 mg to 4 mg of IMA402 monotherapy. The treated patient population is composed of patients with a median of three and a maximum of five lines of prior systemic treatments. The safety population includes all 33 patients treated with IMA402, of which 21 patients were evaluable for efficacy analysis and are PRAME-positive or were not tested for PRAME. Of these 21 patients, eight patients received at least one dose of IMA402 at dose level 7 (DL7, 3 mg) and one patient received IMA402 at dose level 8 (DL8, 4 mg). Based on preclinical in-vivo data, relevant anti-tumor efficacy was expected starting at ~3 mg human equivalent dose, which aligns with the initial clinical anti-tumor activity reported.

Safety Data. IMA402 demonstrated a favorable tolerability profile in the 33 patients treated. The most common treatment-related adverse events (AEs) were mostly mild to moderate cytokine release syndrome (CRS) (Grade 1: 42%; Grade 2: 3%; Grade 3: 0% and Grade 4: 3%) and transient lymphopenia. One single dose-limiting toxicity (being Grade 4 CRS) was observed and it was fully resolved. Step dosing has been implemented and dose escalation is ongoing. No treatment-related Grade 5 AEs were observed. The maximum tolerated dose has not yet been determined.

1 All treatment-emergent adverse events (TEAEs) at least possibly related to IMA402 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5; CRS: Cytokine release syndrome; MTD: Maximum tolerated dose.; One AE “Rash, Intermittent” was not coded at data cut-off, but added to the preferred term “Rash”

Pharmacokinetics. Early pharmacokinetic data indicate a median half-life of approximately seven days, potentially enabling bi-weekly dosing.

Initial Anti-Tumor Activity. Initial signs of clinical activity have been observed and are associated with PRAME expression and IMA402 dose levels administered.

•
In the PRAME-negative patient population across all doses and indications, only one patient out of seven (14%) showed tumor shrinkage of -2.9%.
•
In comparison, in the PRAME-positive or non-tested patients across all indications treated with low dose levels (DLs 1-6), tumor shrinkage was observed in 25% (3/12) of patients, including one unconfirmed partial response in a cutaneous melanoma patient.
•
Nine patients with tumors that tested PRAME-positive or were not tested for PRAME received a relevant dose (8 patients at DL7 and 1 patient at DL8). 78% (7/9) thereof experienced shrinkage of their target lesions, including several patients with significant ongoing tumor shrinkage:
o
one cutaneous melanoma patient with an ongoing (at 3 months post first dose at data cut-off) confirmed partial response with -40.2% tumor shrinkage treated at DL7;
o
two patients with ongoing (at 6+ weeks and 8+ months) stable diseases with significant tumor shrinkage (-27.5% in a patient with cutaneous melanoma at DL8 and at first scan; -25% in a patient with uveal melanoma deepening over time and treated at escalating doses starting at DL4 and at DL7 at data cut-off);
o
one ovarian cancer patient with ongoing (at 3 months) stable disease and tumor shrinkage of -13% started at DL6 and at DL7 at data cut-off.

PRAME Status
Negative
Positive/NT
Dose Levels
Across DLs
1-6
7+*
Patients with Tumor Shrinkage
14%
25%
78%
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
sqNSCLC
Ovarian Cancer
Uveal Melanoma
Cut. Melanoma
Ovarian Cancer
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Syn. Sarcoma
Ovarian Cancer
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Melanoma (Unk. Primary)
Uveal Melanoma
Uveal Melanoma#
Ovarian Cancer
Uveal Melanoma
Uveal Melanoma#
Cut. Melanoma
Cut. Melanoma
23.1
22.5
16.1
14.0
2.7
0
SD
-2.9
51.0
42.3
17.6
12.7
8.8
6.8
4.4
0.9
PD
0
SD
-3.4
-23.5
-32.6
34.1
2.7
SD
-2.0
-6.6
-13.0
-25.0
-26.5
-27.5
-40.2
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response / SD (RECIST1.1/ iRECIST)

*Patients who received DL7 or higher, either from start or as part of intra-patient dose-escalation; #continuing treatment; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; NT: not tested or not evaluable for PRAME expression

Based on these initial signs of dose-dependent and PRAME target expression-dependent clinical activity observed during dose escalation, we will continue to evaluate IMA402 at higher dose levels to determine the optimal therapeutic dose.

As of March 27, 2025, dose escalation remains ongoing at DL10 (8 mg) with MTD not reached.

TCER IMA401 - Off-the-Shelf TCR Bispecific Targeting MAGEA4/8

IMA401 targets an HLA-A*02:01-presented peptide derived from both MAGEA4 and MAGEA8. The MAGEA4/8 peptide has been identified and validated by our proprietary mass spectrometry-based target discovery platform XPRESIDENT and is presented at a >5-fold higher copy number per tumor cell than a commonly targeted MAGEA4 peptide, and is highly prevalent in several solid tumor types.

Key highlights28:

•
Tolerability: Most common treatment-related AEs are low-grade CRS, transient lymphopenia and neutropenia
•
Activity & duration of response:
o
29% (5/17) ORR and 25% (4/16) cORR in patients with MAGEA4/8high expression at relevant doses
o
Durable ongoing PRs of up to 13+ months
o
53% (9/17) DCR
o
Tumor shrinkage in 53% (8/15) of patients
o
Deep responses (tumor shrinkage of ≥ 50%) in four patients with deepening of responses observed over time
•
Pharmacokinetics
o
Median terminal half-life of 16.9 days
o
Potential for flexibility in dosing schedules, combination with checkpoint inhibitors and increasing dosing intervals to q4w (once every 4 weeks)
•
Development potential
o
Primarily frontline (and adjuvant) settings in combination with checkpoint inhibitors and targeted agents
▪
Near-term: HNSCC
▪
Mid-term: sqNSCLC, bladder and other squamous solid cancers
o
Multiplexing with other T cell engagers, e.g., IMA402 (PRAME)

Commercial Opportunity for IMA401

IMA401 has a commercial opportunity of reaching ~62k addressable MAGEA4/8+/HLA-A*02:01+ patients in 1L in the US & EU5 per year as follows:

	US	EU
sqNSCLC	9k	13k
HNSCC	3k	4k
Bladder	3k	6k
Others	11k	13k

(28) IMA401 Phase 1 trial, data cut-off Jul 23, 2024

Phase 1 Dose Escalation Data for TCER IMA401 Targeting MAGEA4/8

On September 16, 2024, we provided proof-of-concept clinical data from our ongoing Phase 1 trial with TCER IMA401. IMA401 is a novel, next-generation, half-life extended bispecific T cell engager directed against an HLA-A*02-presented peptide derived from MAGEA4 and MAGEA8 with high target copy numbers on various solid cancers. Initial data from the IMA401 Phase 1a first-in-human dose escalation basket trial in a broad range of heavily pretreated patients with recurrent and/or refractory solid tumors showed initial anti-tumor activity, durable objective responses, including confirmed responses ongoing at 13+ months, and a favorable tolerability profile. The data cutoff was July 23, 2024.

Patient Baseline Characteristics. As of data cutoff, 35 heavily pretreated patients with recurrent and/or refractory solid tumors have been treated with IMA401 monotherapy across nine escalating dose levels (from 6.6µg to 2500µg). The treated patient population is composed of patients with 16 different solid tumor indications who are both HLA-A*02:01 and MAGEA4/8-positive, had received a median of four and up to eight lines of prior systemic treatments and the majority have an ECOG performance status of ≥1. The safety population includes all 35 patients treated with IMA401. 29 patients were evaluable for efficacy analysis, of which 17 patients were treated at relevant dose and target levels, which we defined as patients who received IMA401 infusions ≥1 mg and showed MAGEA4/8high target expression higher than the MAGEA4/8 qPCR threshold (n=17).

Safety Data. Treatment-emergent adverse events (“TEAEs”) were observed in 32 patients (91% of patients), with Grade ≥3 TEAEs observed in 26 patients (74% of patients). Treatment-related adverse events (“TRAEs”) were observed in 28 patients (80% of patients), with Grade ≥3 TEAEs observed in 19 patients (54% of patients). The table below sets forth the TRAEs observed.

1 All TEAEs at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5

The most frequent adverse events were transient lymphopenia and mild to moderate CRS, with the majority of CRS occurring at the first dose. Both lymphopenia and CRS are consistent with the proposed mechanism of action and reported for other bispecific T cell engagers. Neutropenia (with three dose-limiting events at 2.5 mg) was also observed at high dose levels and occurred mostly at the initial target dose in patients with and without dexamethasone pre-medication. High-grade neutropenia was fully resolved in all cases except one (which was previously reported in our Annual Report on Form 20-F for the year ended December 31, 2023). Dose escalation for the trial is ongoing, and the maximum tolerated dose has not yet been determined.

Pharmacokinetics. IMA401 demonstrated an “antibody-like” median half-life of over two weeks (16.9 days). This supported the switch to q2w dosing (once every two weeks) during dose escalation. In addition, the data support pursuing longer dosing intervals of up to q4w (once every four weeks), which could further offer an ideal dosing interval for potential combination with checkpoint inhibitors.

Anti-tumor Activity. Disease control was observed in multiple tumor types, including sqNSCLC, ovarian carcinoma, TNBC, gastric adenocarcinoma, and gallbladder adenocarcinoma. The table below sets forth the observed anti-tumor activity of IMA401 in the overall efficacy-evaluable population across all doses and target levels and patients with relevant IMA401 doses and MAGEA4/8highlevels.

	Patients with relevant IMA401 doses and MAGEA4/8high levels (n=17)	Overall efficacy-evaluable population across all dose and target levels (n=29)
ORR	29% (5/17)	21% (6/29)
cORR	25% (4/16)	14% (4/28)
DCR	53% (9/17)	55% (16/29)
Tumor Shrinkage of Target Lesions	53% (8/15)	44% (12/27)

We observed deep responses (tumor shrinkage of ≥50%) in four patients, including deepening of responses over time. The graphs below set forth the observed anti-tumor activity of IMA401 across tumor types in the overall efficacy-evaluable population across all doses and target levels and patients with relevant IMA401 doses and MAGEA4/8highlevels (N=29).

Across All Doses and Target Levels (n=29*)

Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non-small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. *Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. BOR for one cut. melanoma patient is presented as SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non-target lesions. 1 includes confirmed and unconfirmed PR; BL: Baseline ; BOR: Best overall response; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Patients with Relevant IMA401 Doses and MAGEA4/8high Levels (n=17*)

Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non-small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. *Patients in this analysis are part of the efficacy analysis set with at least one post-treatment tumor assessment and had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (n=17); two patients not included in tumor shrinkage calculation or shown in the figures as they had clinical progression and post-treatment tumor assessment is not available; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

As of data cutoff, 3 of 4 confirmed responses were ongoing at 13+, 8+ and 3+ months. We observed that objective responses are associated with MAGEA4/8 target expression level. In addition, we observed that tumor shrinkage and disease control induced by IMA401 were associated with prolonged overall survival, with overall survival not reached for patients who experienced tumor shrinkage or disease control versus median overall survival of 4.3 months and 3.2 months, respectively, for patients who did not experience tumor shrinkage or disease control.

The Phase 1 clinical trial to evaluate the safety, tolerability and initial anti-tumor activity of IMA401 as monotherapy or in combination with checkpoint inhibitor (pembrolizumab) in patients with recurrent and/or refractory solid tumors is ongoing. By combining IMA401 with a checkpoint inhibitor, we aim to generate relevant clinical data to position IMA401 as combination therapy in earlier treatment lines.

Other Targets and Innovative Technologies

While we focus on our clinical candidates, we remain committed to a long-term strategy fueled by our differentiated technology platforms. As part of our long-term strategy to strengthen our proprietary and/or partnered pipeline of innovative TCR-based therapies, we have conducted and will continue to conduct preclinical studies for the potential future clinical development of next-generation TCR-T and TCER molecules. We are exploring innovative strategies to render our TCR therapeutics even more effective against solid tumors than current cell therapies, enhance tolerability and further boost the usability of our product candidates.

These efforts include the development of a novel approach for the treatment of solid tumors by targeting the tumor stroma, which plays a crucial role in tumor initiation, progression and metastasis. ACTengine IMA204 targets COL6A3 exon 6, a proprietary tumor stroma target identified by our XPRESIDENT target discovery platform. We have generated an affinity-enhanced proprietary TCR that induced anti-tumor activity in both CD4 and CD8 T cells without the need for CD8 co-transduction in preclinical experiments.

Further, we evaluated TCR-T cells armored with membrane-bound IL-15 (mbIL15) preclinically for targeting tumor types with low to medium PRAME copy numbers, such as sqNSCLC and HNSCC and to further enhance the efficacy and durability of IMA203.

In addition, we have developed an off-the-shelf cell therapy approach, ACTallo, with the aim of increasing the commercial opportunity of cell therapies by creating a cell product for patient treatment without the requirement for personalized manufacturing and thus supplying products to patients more quickly and at lower cost. ACTallo is our proprietary allogeneic adoptive cell therapy platform based on gamma delta T cells sourced from healthy donors. Our manufacturing process is designed to create hundreds of doses from one single donor leukapheresis. The ACTallo process engineers gamma delta T cells with CARs or TCRs, thus accessing cancer cell surface targets as well as intracellular proteins that are presented as peptides on the surface of the cancer cell. This aims to enable the redirection of gamma delta T cells to cancer cell targets. ACTallo is designed to develop next-generation allogeneic gamma delta TCR-T/CAR-T programs with enhanced persistence, safety and potency by applying next-gen and gene editing technologies.

Technology Platforms

To characterize our proprietary and partnered product candidates and to identify and develop future TCR-based product candidates, we established two proprietary target and TCR discovery platforms: XPRESIDENT and XCEPTOR. We believe that for the development of safe and effective TCR-based immunotherapeutics, the two fundamental steps illustrated below are required: (i) selecting a true cancer target that is naturally occurring and presented at significant levels specifically on the tumor, and (ii) generating the right, potent TCR that specifically recognizes the selected target with no or minimized cross-reactivity with healthy tissues.

We have identified a pool of more than 200 well-known and unknown cancer targets that have the potential for further development of proprietary and partnered assets. Moreover, this pool of targets enables us to establish a unique position in complementary T cell therapies – TCR-T and TCR Bispecifics – and maximize value generation.

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

Utilizing this foundation, we believe that XPRESIDENT identifies “true target” peptides for TCR-based immunotherapies that are proven to be displayed on patient tumors and that are not present, or present to a far lesser extent, on normal tissues. We utilize the natural mechanisms of the immune system, by leveraging the TCR–pHLA interaction, to access intra- and extracellular cancer targets that are invisible to classical antibodies or CAR-T therapies. By picking our targets from the full immunopeptidome, the target space increased by 300% as compared to the membrane-bound or extracellular peptidome, and we developed a pool of more than 200 prioritized cancer targets across different target classes. These targets originate from well-known parent proteins, widely uncharacterized proteins and novel target spaces including non-classical neoantigens, RNA-edited or post-translationally modified epitopes, which we call “crypto targets”. Our prioritized targets that have been filed in numerous patent applications add value to our current pipeline and form a powerful source for future product candidates. We select cancer targets not only based on their prevalence and specificity to a given tumor indication, but also based on their presentation level per tumor cell. Target presentation at sufficient density per tumor cell is a key component required for mounting an efficient anti-tumor response, especially for TCR Bispecifics but also for ACT. To our knowledge, the absolute quantitation of the target (“AbsQuant”) on the tumor cell is a unique capability solely available through XPRESIDENT.

By investigating dozens of tissues for each cancer indication, XPRESIDENT is not limited by an individual tumor of a specific cancer type but, instead, analyzes a broad cross-section of the cancer patient population. It has been designed to both select targets that are naturally presented by a given tumor at high target density and also at a high prevalence of target presentation among all analyzed tissues. Before entering clinical development, only targets relevant for a significant percentage of patients of a given cancer type are advanced and are thoroughly characterized prior to or in parallel to TCR identification.

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

XCEPTOR Identifies, Optimizes and Characterizes Right TCRs for TCR-T and TCR Bispecifics

XCEPTOR is our proprietary, TCR identification platform enabling the discovery and engineering of TCRs with high affinity and specificity. Apart from the fast, efficient and highly sensitive TCR identification and characterization, XCEPTOR also comprises a protein engineering module to optimize (e.g., chain pairing enhancement, engineering towards CD8 independency) and affinity-enhance TCRs prior to selecting our product candidates.

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

The entire TCR selection and characterization process is guided by the XPRESIDENT peptide target database. The extensive information available on the HLA peptidome in normal tissues is specifically useful for determining potential on- and off-target toxicities, i.e. potential recognition by a TCR of target peptides and/or similar peptides that are presented on healthy tissues (=XPRESIDENT-guided on- and off-target toxicity screening). Also, during TCR maturation, the information on similar peptides presented on healthy tissues is helpful to counter-screen for cross-reactive TCRs (=XPRESIDENT-guided similar peptide screening). TCRs recognizing healthy tissues would be a potential threat for the wellbeing of patients and therefore are de-selected early during preclinical development, allowing us to focus on the most specific and promising TCRs as early as possible in the development process.

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

XCUBE integrates (i) data processing to transform raw mass-spectrometry and next-generation sequencing data into useful information, (ii) data engineering to collect and integrate this information into our accessible data warehouses and (iii) data science including statistics and artificial intelligence to optimize and automate the target and TCR pipeline. This ensures high-quality and deep analysis of tumor and normal samples, enables target and TCR selection and characterization and supports biomarker development.

Manufacturing & Supply

ACTengine

All clinical T cell products are currently manufactured by our employees through a collaboration with the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory at UTHealth (“UTH”) McGovern Medical School in Houston, Texas that provides us exclusive access to three cGMP manufacturing suites and support areas for the manufacturing of our cell products.

To scale our cell therapies for registration-enabling trials and planned commercial manufacturing, we completed the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in Stafford, Texas within the greater metropolitan area of Houston, Texas. The facility is intended to manufacture our IMA203 products as well as other future cell therapy product candidates for early-stage and registration-enabling clinical trials as well as planned commercial supply. The facility is designed for flexibility and can be expanded modularly. We plan to commence manufacturing products at this novel facility for registration-enabling trial(s) after receipt of customary regulatory approvals expected in 2025.

To secure our supply of lentiviral vectors, which are the most critical raw materials for the manufacturing of genetically modified T cell products, we have a contractual agreement in place with a GMP supplier of lentiviral vectors and are seeking to qualify a secondary supplier.

TCER

TCER are expressed in mammalian cells. We have established an in-house laboratory-scale production process to generate R&D material suitable for compound characterization and early preclinical assessments. In the course of preclinical development, the manufacturing process is transferred to third-party contract manufacturing organizations (“CMOs”) that are experienced in cGMP manufacturing of biologics and regulatory compliance. The IND-enabling studies (e.g., in vitro toxicology studies) are performed with material that we receive from CMOs.

The manufacturing phase at our CMOs includes cell line development, establishment of master- and working cell banks, upstream and downstream process development, formulation development, development of suitable analytical methods for testing and release, cGMP manufacturing, fill and finish, drug substance and drug product release testing, storage and stability testing.

An in-house chemistry, manufacturing and control (“CMC”) team guides and manages the processes at our CMOs through the different stages. Before and during the cooperation with a CMO, we conduct audits to control compliance with the mutually agreed process descriptions and to cGMP regulations. Our CMOs themselves are subject to their own quality assurance functions and are inspected and certified by regulatory agencies, including FDA and European national agencies. For the development of each TCER candidate, our CMOs need to scale the manufacturing process to suitable size. Drug formulation and process parameters need to be optimized and the manufacturing process qualified by applicable regulatory authorities. In addition to the currently contracted CMOs, where necessary, we expect to engage with additional third-party manufacturers and suppliers to support potential registration-enabling trials and potential commercial supply.

Marketing and Sales

Recognizing the commercial potential for IMA203 as well as other product candidates in our pipeline, we are building a dedicated team of U.S. commercial and medical affairs professionals experienced in cell therapy launches to prepare for a commercial launch.

Our focus at this stage will be to:

(1) educate external stakeholders about our therapies

(2) initiate engagement with payers regarding reimbursement

(3) continue to build our internal infrastructure and capabilities to ensure launch readiness and

(4) refine our go-to market and commercial launch strategies

If our product candidates are approved, we expect to commercialize those products in the US with an experienced sales, marketing, market access and distribution organization including a national specialty oncology sales force. Outside of US, we are in the process of refining our regulatory and commercial strategy.

As additional product candidates advance through our pipeline, we will develop commercial plans based on the attributes and commercial potential of each such product.

Competition

Immunotherapy and the companies and academic groups using TCR-based or TCR mimetic approaches against cancer are rapidly evolving. While we believe that our technology platforms, therapeutic modalities and scientific knowledge provide us with a competitive advantage, we also face significant competition.

Our competitors are established pharmaceutical and existing or emerging biotechnology companies and academic research institutions active in the field of TCR therapies, intending to target solid tumors following the success of CAR-T therapies in hematology. Companies and institutions developing other immunotherapies such as CAR-T, TIL, oncolytic viruses, bispecific antibodies or immune checkpoint inhibitors may show that their products demonstrate significant improvement in efficacy and compete with our approach and product candidates.

Any product candidates that we successfully develop and commercialize would compete with currently approved therapies and new therapies that may become available in the future. Our competitors fall primarily into the following groups, depending on their treatment approach:

• Companies such as Immunocore, Adaptimmune, Adaptive Biotechnologies, pureMHC, BioNTech and Genentech are also seeking to identify HLA targets.

• Companies such as Adaptimmune, Affini-T, T-knife, Medigene, Marker Therapeutics, BioNTech, T-scan Therapeutics and ImmunoScape are investigating novel autologous or allogeneic TCR T-cell therapeutics. Their TCR T programs are partially directed against peptide targets derived from the same proteins but not necessarily against the same peptide target as used by us.

• Companies such as Immunocore, CDR-Life, Ectembly, Myrio Therapeutics, Crossbow Therapeutics and Engimmune are developing TCR Bispecific compounds or TCR mimetic antibodies.

• Companies such as Iovance, Immunocore, Replimune and Obsidian Therapeutics are developing or commercializing products for the treatment of advanced (unresectable or metastatic) melanoma.

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

Intellectual Property

Our success depends in part on our ability to protect our product candidates, products, technology and intellectual property. To do so, we primarily rely on patents, trade secrets, trademarks, confidentiality procedures and disclosure and invention assignment agreements. Consistent with our belief in intellectual property, our patent portfolio is a strategically important asset covering a number of cancer antigen targets, TCRs, TCERs, antibodies and methods for target validation, TCR screening, ACT development and therapeutic uses. We seek to protect our proprietary position by filing patent applications in territories we deem commercially important for our technologies. For example, we seek protection for our product candidates in many commercially relevant jurisdictions, including, but not limited to, the United States, Europe, Australia, Brazil, Canada, China, India, Israel, Japan and South Korea. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents that are licensed or granted to us will not be challenged, invalidated, or circumvented or that such patents will provide us with any competitive advantage. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding the risks related to our intellectual property, please see Item 3D., “Risk Factors—Risks Related to Our Intellectual Property”.

As of February 1, 2025, our patent portfolio includes the following:

Clinical Programs

IMA203 / IMA203CD8 (PRAME)

As of February 1, 2025, we own one patent family covering the composition of matter, specifically the TCR, of IMA203 and other related TCRs and T-cell therapies, which consists of three issued U.S. patents, eleven issued foreign patents, one pending non-provisional U.S. patent application and 25 pending foreign patent applications in countries we consider commercially relevant. We also own two patent families relating to the construct used for IMA203CD8, one of which also covers the construct used for IMA203. We further own one patent family that relates to the use of IMA203 in the treatment of metastatic cancers. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2038 and 2042 (worldwide, in each case excluding potential patent term extensions or adjustments).

IMA402 (PRAME)

As of February 1, 2025, we own one patent family covering the composition of matter of IMA402, i.e. the TCER, as well as other related TCERs and their use in cancer treatment, which consists of one issued U.S. patent, one pending non-provisional U.S. patent application and 22 pending foreign patent applications in countries we consider commercially relevant. We also own a patent family covering the particular T cell recruiting antibody of IMA402 as well as other related T cell recruiting antibodies and a patent family in relation to the use of IMA402 in the treatment of metastatic cancers. We also own a patent family covering the TCER format. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2038 and 2042 (worldwide, in each case excluding potential patent term extensions or adjustments).

IMA401 (MAGEA4/8)

As of February 1, 2025, we own one patent family covering the composition of matter of IMA401, i.e. the TCER, as well as other related TCERs and their use in cancer treatment, which consists of one issued U.S. patent, two pending non-provisional U.S. patent applications as well as 35 pending foreign patent applications and one issued patent in countries we consider commercially relevant. We also own a patent family covering the particular T cell recruiting antibody of IMA401 and a patent family covering the TCER format. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2038 and 2040 (worldwide, excluding potential patent term extensions or adjustments).

Preclinical Programs

IMA204 (COL6A3 exon 6)

As of February 1, 2025, we own one patent family covering the composition of matter, specifically the TCR, of IMA204 and other related TCRs and T-cell therapies as well as the use of IMA204 for treating certain cancer types, which consists of three issued U.S. patents, 11 issued foreign patents, one pending non-provisional U.S. patent application and 26 pending foreign patent applications. In addition, we own a patent family relating to the COL6A3 target peptide of IMA204. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2031 and 2038 (worldwide, excluding potential patent term extensions or adjustments).

Platform Technology

As of February 1, 2025, we own a number of platform technology patents and patent applications which are directed to certain aspects of the process that we use to engineer our TCER and ACT therapeutics including ACTallo. We further own a patent family relating to the TCER format. If issued, these patents and patent applications will expire between 2038 and 2043, in each case without taking into account any possible patent term adjustments or extensions and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid.

As we continue to develop and commercialize new product candidates, we intend to pursue further intellectual property protection by filing patent applications in territories we deem commercially important.

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

With respect to the TCER Program, pursuant to the Master Collaboration and License Agreement and the TCER Collaboration Project Agreement between the parties (the “TCER Project Agreement”), the parties will conduct the TCER Program for the research and development of TCERs with respect to HLA-presented peptide targets derived from an agreed upon number of proteins selected by Moderna. Immatics will be responsible for, and be reimbursed the cost of, TCER identification, validation and engineering to generate the applicable TCER sequence and preclinical studies in accordance with the applicable mutually agreed research plan, while Moderna will be responsible for, and bear the cost of, developing, manufacturing and commercializing the applicable products containing or comprising such TCERs; provided that Immatics has a right to co-fund the development and commercialization of certain products by making an opt-in payment in exchange for profit and loss sharing on such products. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any product (or that contain any product) developed under the TCER Project Agreement. For each target, depending on certain product characteristics, Immatics may be eligible to receive milestone payments of up to a mid-eight-digit amount upon the achievement of certain development milestones and up to a mid-nine-digit amount upon the achievement of certain regulatory and commercial milestones. In addition, during the royalty term (as described below) and depending on certain product characteristics, Immatics will be eligible to receive tiered, mid-single-digit to low-double-digit percentage royalties on worldwide net sales of the applicable product, which royalty percentages are subject to reduction in a given country under certain circumstances. A royalty term with respect to a product under the TCER Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after the first commercial sale of the product in a given country. The TCER Project Agreement will expire upon expiration of the last royalty term contemplated by the TCER Project Agreement. During the term of the TCER Program, Immatics has certain exclusivity and notification obligations to Moderna, and its ability to develop, manufacture and commercialize certain cell therapy products that bind to the targets subject to the TCER Project Agreement is limited by the TCER Project Agreement.

With respect to the Database/Vaccine Program, pursuant to the Master Collaboration and License Agreement and the Database/Vaccine Collaboration Project Agreement between the parties (the “Database/Vaccine Project Agreement”), the parties will use Immatics’ XPRESIDENT platform to (i) generate reports for proteins or cancer vaccine candidates and validate cancer vaccine candidates (the “Database Query Program”), (ii) select peptides with respect to specific tumor types selected by Moderna for the development of cancer vaccines (the “Shared Vaccine Program”), and (iii) provide certain epitope prediction data for potential development and validation of cancer vaccines (the “Optimized Vaccine Program”). The term of these programs can be up to approximately five years. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any Shared Vaccine product or Optimized Vaccine product developed under the Database/Vaccine Project Agreement. Immatics may be eligible to receive (i) depending on the characteristics of the cancer vaccine, certain milestone payments under the Database Query Program, (ii) for each resulting cancer vaccine in the Shared Vaccine Program and the Optimized Vaccine Program, depending on certain product characteristics, up to a low-eight-digit amount upon the achievement of certain development milestones and up to a low-nine-digit amount upon the achievement of certain regulatory and commercial milestones, and (iii) for each resulting cancer vaccine in the Shared Vaccine Program, during the royalty term (as described below) and depending on certain product characteristics, tiered, low- to mid-single-digit percentage royalties on worldwide net sales of such product. A royalty term with respect to a cancer vaccine in the Shared Vaccine Program and the Optimized Vaccine Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after the first commercial sale of the product in a given country. During the term of the Database/Vaccine Program, Immatics has certain exclusivity obligations to Moderna, and its ability to develop certain cancer vaccines is limited by the Database/Vaccine Project Agreement.

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

Under the terms of the agreement, Editas Medicine received an undisclosed upfront cash payment and is eligible to receive additional milestone payments based on development, regulatory and commercial milestones. In addition, we will pay royalties on future net sales on any products that may result from this collaboration.

Bristol Myers Squibb

In August 2019, we and Celgene Corporation, a wholly owned subsidiary of BMS, entered into a strategic collaboration and license agreement to develop novel adoptive cell therapies targeting multiple cancers. Under the agreement, we may develop TCR-T programs against solid tumor targets discovered by our XPRESIDENT technology. We will utilize proprietary TCRs identified by our XCEPTOR TCR discovery and engineering platform. We are responsible for the development of these programs through the lead candidate stage, at which time BMS may exercise its option to exclusively license one or more programs, thereby assuming sole responsibility for further worldwide development, manufacturing and commercialization of the TCR-T cell therapies. We retain certain early-stage co-development and co-funding rights for selected TCR-T cell therapies arising from the collaboration.

Under the terms of the agreement, we received an upfront payment of $75 million for three programs and are eligible to receive additional regulatory and sales milestones in aggregate amounts of up to $190 million, and $300 million, respectively, as well as tiered royalties based on net sales for each licensed product at percentages ranging from high single digits to teens, subject to customary reductions. Currently, one program is ongoing under the 2019 collaboration agreement.

UTHealth

In September 2015, we entered into a multi-year collaboration agreement to secure exclusive access to three UTHealth cGMP suites to manufacture various ACT products within the Griffin Research Laboratory. Under the agreement, general facility operations, maintenance, supply and reagents for cGMP manufacture and co-release of product is provided by UTHealth. Under the agreement, Immatics staff performs all manufacturing and in-process controls. The UTHealth facility is FDA registered to produce cells and tissues for clinical applications in compliance with cGMP and has received accreditation by the FACT in January 2016, which was renewed in 2019. This collaboration has been extended through mid-2026 providing Immatics exclusive access to cGMP manufacturing infrastructure at The Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory. The extended collaboration ensures continued clinical batch supply for all of Immatics’ ongoing and future ACT clinical trials in the United States and Europe through the full transition to the new facility.

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

Under the collaboration and license agreement (the “MD Anderson Collaboration Agreement”), MD Anderson and Immatics US conduct work pursuant to agreed research plans to develop cell therapy product candidates in certain cancer indications.

We are continuing our collaboration with MD Anderson through which we regularly engage in scientific and medical discussions, receive scientific advice and perform certain portions of our clinical trials.

Other Agreements

New Houston, TX R&D and GMP Manufacturing Facility

In March 2022 we entered into a lease agreement for a 100,000 square foot facility located at the Weatherford Farms DC LP in Stafford, Texas in the Houston Metropolitan Area, to house our office space, laboratories and GMP manufacturing. The GMP manufacturing facility was built with a modular design for efficient and cost-effective scalability to serve early-stage and registration-enabling clinical trials, as well as planned commercial supply, expected in 2025. GMP suite qualification, comparability studies and tech transfer studies commenced in the second half of 2024.

Patheon UK Limited

In March 2024 we entered into a Master Services Agreement (“MSA”) with Patheon UK Limited (“Patheon”), a subsidiary of Thermo Fisher Scientific Inc., for certain manufacturing and quality control services. The Agreement contains customary termination and cancellation terms. Each project under the MSA will be governed by a specific project agreement. Upon the entry of the MSA, the parties entered into a project agreement that provides for the manufacturing of IMA402 batches for the use within a potential registration-enabling trial. Specifically, the project agreement provides for the manufacturing of three (3) GMP (clinical) batches of IMA402 drug substance required for submission and clinical supply and three (3) Process Performance Qualification Batches (“PPQ”) which are required for market authorization applications (BLA/MAA) and can be potentially utilized during a product launch subject to certain conditions and if approved.

Other Manufacturing Agreements

We entered into a number of collaborations that are important for our ability to manufacture, supply and offer our adoptive cell therapies and TCR Bispecifics.

We use several third-party contract manufacturers acting in accordance with the FDA’s good laboratory practice (“GLP”) or cGMP, as applicable, for the manufacture of viral vectors and cell bank development. We generally apply second-supplier strategies to mitigate supply risks and to secure access to manufacturing innovation and competitive supply costs.

For manufacturing and supply of TCR Bispecifics during our Phase 1 clinical trials, we have contracted third-party manufacturers for both IMA401 and IMA402.

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
•
satisfactory completion of any FDA inspection of clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the BLA; and
•
securing FDA approval of the BLA to allow marketing of the new biological product.

Preclinical Studies and Investigational New Drug Application

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters preclinical testing. Preclinical studies include studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, as applicable, including GLP regulations. Some long-term preclinical testing, such as animal tests of reproductive toxicity and carcinogenicity, and long-term toxicity studies, may start or continue after the IND is submitted.

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

While the FDA requires in most cases two adequate and well-controlled registration-enabling clinical trials to demonstrate the efficacy of a product candidate, a single trial with confirmatory evidence may be sufficient in instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. In rare cancer indications with very limited treatment options a large and/or controlled trial is often not feasible and thus data from smaller and even uncontrolled trials may be sufficient for regulatory approval.

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess or confirm the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of biologics licensed under Accelerated Approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

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

Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2025 is $4,310,002 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2025 is $403,889. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

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

Specifically, the FDA may designate a product for Fast Track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may accept submissions of completed sections of a Fast Track product’s BLA application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

The Accelerated Approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. The FDA might also require such confirmatory studies to be underway prior to BLA submission. As a result, a product candidate licensed on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates licensed under accelerated regulations are subject to prior review by the FDA.

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

Patent Term Restoration and Extension

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, a patent claiming a new FDA-approved biological product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years to compensate for patent term lost during product development and FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of an IND and the submission date of a marketing application (such as a BLA), plus the time between the submission date of a marketing application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension; only those patents covering the approved product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days after approval of the relevant marketing application. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews the application for any patent term extension in consultation with the FDA. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions in any jurisdiction where these are available and where we have an issued patent claiming the approved product, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

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

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a device that was legally marketed prior to May 28, 1976 (preamendments device), or a device which has been reclassified from Class III to Class II or I, a device which has been found substantially equivalent through the 510(k) process, or a device that was granted marketing authorization via the De Novo classification process under section 513(f)(2) of the FD&C Act that is not exempt from premarket notification requirements. The legally marketed device(s) to which equivalence is drawn is commonly known as the "predicate."

In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device(s) and assesses whether the subject device is comparable to the predicate device(s) with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device or predicate devices, the subject device may be cleared for marketing.

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

Healthcare Law and Regulation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry.”

Review and Approval of Medicinal Products in the EU

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA licensing for a product, an applicant will need to obtain the necessary approvals by comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission of an MAA to the relevant competent authorities, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval in the EU

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which was set to replace the former Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation (EU) No 536/2014 applies since January 31, 2022 and overhauls the former system of approvals for clinical studies in the EU. Specifically, the new regulation, which is directly applicable in all member states, aims at simplifying and streamlining the approval of clinical studies in the EU. For instance, the new Clinical Trials Regulation provides a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

The Clinical Trials Regulation and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the lead ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier with supporting information prescribed by Regulation (EU) No 536/2014, the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

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

Reform of EU pharmaceutical legislation

The European Commission proposed a comprehensive revision of the EU's pharmaceutical legislation on April 26, 2023. The plans aim to improve the access to medicines, foster innovation, combat antimicrobial resistance, enhance environmental sustainability, and ensure medicine supply security. Key changes include faster drug approvals, incentives for companies to market medicines across all EU countries, stricter measures against drug shortages, and support for developing new antibiotics. The revisions aim to create a more competitive, patient-centered pharmaceutical market across the EU.

The European Parliament adopted its position on the Commission proposal on April 10, 2024. The Council of the European Union is currently reviewing the proposal. Given the extensive nature of the reform it is anticipated that the legislative process may extend into 2026. Once adopted, the new legislation is expected to come into effect 18 months after its publication in the Official Journal of the EU. Therefore, the revised pharmaceutical legislation could be implemented by late 2027 or 2028.

C. Organizational Structure

As of December 31, 2024, we had two subsidiaries. The following table sets out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Jurisdiction of Incorporation	Percentage Ownership and Voting Interest
Immatics Biotechnologies GmbH	Germany	100%
Immatics US, Inc.	Delaware, United States	100%

D. Property, Plants and Equipment

Immatics OpCo has three locations in Germany:

•
The corporate headquarters are located at Paul-Ehrlich-Straße 15 in 72076 Tübingen. It comprises approximately 5,100 square meters of office space as well as research and laboratory space. In addition, we have facilities located at Maria-von-Lindenstraße 2, 72076 Tübingen. It comprises approximately 1,700 square meters of office space as well as research and laboratory space. It houses Operations, Immunology, TCR Discovery and Validation, TCR Engineering & Bispecifics, Immunomonitoring, Discovery, Companion Diagnostics and CMC.
•
Our operations facility is approximately 1,050 square meters and is located at Aischbachstraße 1 in 72070 Tübingen. It houses Operations, Finance, Translational Development, Regulatory Affairs and Clinical Development.
•
Our third facility is approximately 1,040 square meters and is located in Machtlfinger Straße 5-15 in 81379 Munich. It houses Clinical Development, Intellectual Property, IT, Communications and Business Development.

In March 2022 we entered into a lease agreement for a 100,000 square foot facility located at the Weatherford Farms DC LP in Stafford, Texas in the Houston Metropolitan Area, to house our office space, laboratories, and GMP manufacturing. The GMP manufacturing facility was built with a modular design for efficient and cost-effective scalability to serve early-stage and registration-enabling clinical trials, as well as planned commercial supply, starting in 2025. GMP suite qualification, comparability studies, and tech transfer studies commenced in 2H 2024.

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

For a discussion of our consolidated statements of operations for the years ended December 31, 2023 and December 31, 2022 and our cash flows for the year ended December 31, 2022, other than the discussion on Taxes on income, see the section “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F (File No. 001-39363) filed with the SEC on March 21, 2024.

A. Operating Results

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for patients with solid tumors and high unmet medical needs. Our mission is to deliver a meaningful impact on the lives of these patients by producing novel TCR-based immunotherapies that provide tangible clinical benefits. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR-based immunotherapies for the benefit of cancer patients, our shareholders, our employees and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current treatment paradigms.

We develop and manufacture product candidates in two therapeutic modalities: autologous TCR-engineered adoptive T cell therapies, also called TCR-T (“ACTengine”) and antibody-like TCR Bispecifics, also called T Cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations.

Our two therapeutic modalities make us a global leader in the field of TCR-based therapies. This unique approach sets us apart from our peers, allowing us to offer distinct treatment options that have the potential to deliver transformative therapeutic benefits to cancer patients with the highest unmet medical needs.

Our current pipeline is comprised of four clinical-stage TCR-based product candidates that all have demonstrated clinical activity (ACTengine IMA203, ACTengine IMA203CD8, TCER IMA402, TCER IMA401) as well as several proprietary and partnered preclinical product candidates targeting multiple indications.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 627 and 482 FTEs as of December 31, 2024 and December 31, 2023, respectively.

Through December 31, 2024, we have raised €1.5 billion cash and cash equivalents through licensing payments from our collaborators and through private and public placements of securities. We hold cash and cash equivalents and other financial assets of €604.5 million as of December 31, 2024. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

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

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In one of our two current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical targets from the TCER part (“Early TCER Activities”), one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as if they were one performance obligation (“Database Activities”).

All collaboration agreements resulted in a total of €525.7 million of payments through December 31, 2024. We received €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023. As part of the agreements, we contribute insights from XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

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

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•
Obtain regulatory approval and commercialize PRAME cell therapy in 2L cutaneous melanoma

•
Qualify and prime our cell therapy manufacturing capabilities to serve planned commercial supply
•
Expand the PRAME commercial opportunity to additional solid cancer types and earlier lines of treatment
•
Leverage the potential of our proprietary bispecific platform to provide innovative therapeutics and unlock more cancer types
•
Unlock the full potential of strategic collaborations

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

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

Due to our planned increase in research and development activities as explained above, our general and administrative expenses might increase as well. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Years Ended December 31, 2024, December 31, 2023 and December 31, 2022

The following table summarizes our consolidated statements of operations for each year presented:

	Year ended December 31,
	2024	2023 (as restated)	2022 (as restated)
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	155,835	53,997	172,831
Research and development expenses	(148,079)	(118,663)	(106,779)
General and administrative expenses	(46,449)	(38,198)	(36,124)
Other income	78	1,139	26
Operating result	(38,615)	(101,725)	29,954
Change in fair value of liabilities for warrants	17,264	(2,079)	10,945
Other financial income	44,018	13,850	9,416
Other financial expenses	(1,321)	(7,040)	(8,279)
Financial result	59,961	4,731	12,082
Profit/(loss) before taxes	21,346	(96,994)	42,036
Taxes on income	(6,128)	2,345	(14,333)
Net profit/(loss)	15,218	(94,649)	27,703
Net profit/(loss) per share:
Basic	0.14	(1.18)	0.41
Diluted	0.14	(1.18)	0.40

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the years indicated:

	Year ended December 31,
	2024	2023
	(Euros in thousands)
BMS, United States	78,099	50,695
Moderna, United States	62,785	5,369
Genmab, Denmark	14,951	(2,067)
Total	155,835	53,997

Our revenue from collaboration agreements increased by €101.8 million from €54.0 million for the year ended December 31, 2023 to €155.8 million for the year ended December 31, 2024. The increase is due to higher revenue of €57.4 million recognized under our collaboration agreement with Moderna during the year ended December 31, 2024 compared to the year ended December 31, 2023. In addition, the terminations of our collaboration agreements with Genmab, BMS IMA401 and BMS Allo resulted in the recognition of the remaining deferred revenue of €14.9 million, €21.0 million and €33.1 million, respectively, which further increased our recognized revenue during the year ended December 31, 2024, partially offset by reduced recognition of revenue from other agreements.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented years.

Research and Development Expenses

The following table summarizes our research and development expenses for the years indicated:

	Year ended December 31,
	2024	2023
	(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(25,861)	(21,308)
TCR Bispecifics Programs	(12,631)	(6,579)
Other programs	(7,509)	(7,022)
Sub-total direct external expenses	(46,001)	(34,909)
Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(56,270)	(42,572)
Share-based compensation expenses	(9,587)	(11,972)
IP expenses	(8,157)	(11,469)
Facility and depreciation	(11,491)	(9,307)
Other indirect expenses	(16,573)	(8,433)
Sub-total indirect expenses	(102,078)	(83,753)
Total	(148,079)	(118,662)

Direct external research and development expenses for our ACT programs increased from €21.3 million for the year ended December 31, 2023 to €25.9 million for the year ended December 31, 2024. This increase mainly resulted from increased activities in our clinical trials for IMA203. Direct external research and development expenses for our TCR Bispecifics programs increased from €6.6 million for the year ended December 31, 2023 to €12.6 million for the year ended December 31, 2024. This increase mainly resulted from increased activities for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €7.0 million for the year ended December 31, 2023 to €7.5 million for the year ended December 31, 2024. This increase mainly resulted from higher activities for IMA401, which was being developed in a collaboration with BMS until the received termination notice in September 2024. We are continuing to develop IMA401.

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

Personnel-related expenses increased from €42.6 million for the year ended December 31, 2023 to €56.3 million for the year ended December 31, 2024. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €12.0 million for the year ended December 31, 2023 to €9.6 million for the year ended December 31, 2024. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on Nasdaq have fully vested. IP expenses decreased from €11.5 million for the year ended December 31, 2023 to €8.2 million for the year ended December 31, 2024 mainly due to upfront payments for licensing during the year ended December 31, 2023. Facility and depreciation expenses increased from €9.3 million for the year ended December 31, 2023 to €11.5 million for the year ended December 31, 2024 due to start of depreciation of our GMP facility in Houston, which began in 2024. Other indirect expenses increased from €8.4 million for the year ended December 31, 2023 to €16.6 million for the year ended December 31, 2024. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years indicated:

	Year ended December 31,
	2024	2023
	(Euros in thousands)
Personnel related (excluding share-based compensation)	(15,430)	(13,047)
Share-based compensation expenses	(8,055)	(8,733)
Professional and consulting fees	(8,936)	(5,739)
Other external general and administrative expenses	(14,028)	(10,679)
Total	(46,449)	(38,198)

General and administrative expenses increased from €38.2 million for the year ended December 31, 2023 to €46.4 million for the year ended December 31, 2024.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €13.0 million for the year ended December 31, 2023 to €15.4 million for the year ended December 31, 2024. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Share-based compensation expenses decreased from €8.7 million for the year ended December 31, 2023 to €8.1 million for the year ended December 31, 2024. Shared-based compensation expenses decrease over time due to full vesting of awards granted as part of our initial listing on Nasdaq.

Professional and consulting fees increased from €5.7 million for the year ended December 31, 2023 to €8.9 million for the year ended December 31, 2024. The increase in professional and consulting fees resulted mainly from higher legal and consulting expenses including consulting for commercial activities.

Other external expenses increased from €10.7 million for the year ended December 31, 2023 to €14.0 million for the year ended December 31, 2024. The increase in other expenses mainly resulted from increased insurance payments, depreciation and facility expenses.

Change in fair value of liabilities for warrants

Subsequent to the Business Combination, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire on July 1, 2025, five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

The fair value of warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €0.24 ($0.25) per warrant as of December 31, 2024. The result is a decrease in fair value of liabilities for warrants of €17.3 million and a corresponding income for the year ended December 31, 2024.

Other Financial Income and Other Financial Expenses

Other financial income increased from €13.9 million for the year ended December 31, 2023 to €44.0 million for the year ended December 31, 2024. The increase mainly resulted from interest income and higher foreign currency gains.

Other financial expenses decreased from €7.0 million for the year ended December 31, 2023 to €1.3 million for the year ended December 31, 2024. The decrease mainly resulted from lower losses on other financial instruments and lower foreign currency losses.

Taxes on Income

Expenses on taxes on income increased from a benefit of €2.3 million for the year ended December 31, 2023 to an expense of €6.1 million for the year ended December 31, 2024. The increase mainly resulted from a current income tax expense of Immatics GmbH.

Expenses on taxes on income decreased from an expense of €14.3 million for the year ended December 31, 2022 to a benefit of €2.3 million for the year ended December 31, 2023. The decrease mainly resulted from a current income tax expense of Immatics

GmbH for the year ended December 31, 2022. Immatics GmbH did not generate a taxable profit for the year ended December 31, 2023.

B. Liquidity and Capital Resources

Cash and cash equivalents increased from €218.5 million as of December 31, 2023 to €236.7 million as of December 31, 2024.

We believe our existing Cash, cash equivalents and other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred significant losses. As of December 31, 2024, we had an accumulated deficit of €589.5 million.

We have funded our operations primarily from public offerings and private placements of our equity securities, upfront and other payments from collaboration agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing.

In the year ended December 31, 2024, we received (i) €185.0 million ($201.5 million) gross proceeds less transaction costs of €11.6 million ($12.6 million) in connection with our public offering of 18,313,750 ordinary shares on January 22, 2024; (ii) €137.9 million ($150.3 million) gross proceeds less transaction costs of €8.6 million ($9.4 million) in connection with our public offering of 16,250,000 ordinary shares on October 15, 2024; and (iii) on November 12, 2024 received €19.0 million ($20.2 million) gross proceeds less transactions costs of €1.1 million ($1.2 million) from the additional purchase option of ordinary shares in connection to the public offering on October 15, 2024.

We plan to utilize the existing cash, cash equivalents and other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for and commercialize our product candidates. We also expect to make capital expenditures in the near term related to the expansion of our laboratory spaces in Tübingen, Germany and our new GMP manufacturing facility in Houston metropolitan area, Texas and expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and short-term deposits.

Our contractual obligations as of December 31, 2024 include lease obligations for lease liabilities of €19.7 million, reflecting our future minimum commitments for our office, manufacturing and laboratory spaces in Tübingen, Munich and Houston, as well as other lease obligations of €3.8 million, reflecting our future minimum commitments for our new office and laboratory spaces in Tübingen which is not reflected on our balance sheet on which we committed in 2024 and will be effective in the year 2025.

As of December 31, 2024, €4.0 million of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months. The remaining lease payments of €19.5 million will occur between January 1, 2025 and June 30, 2043.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Cash Flows

The following table summarizes our cash flows for each year presented:

	Year ended December 31,
	2024	2023
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(158,030)	18,228
Investing activities	(152,387)	(31,388)
Financing activities	319,684	84,516
Total	9,267	71,356

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies and in our clinical and preclinical development of our product candidates. During the year ended December 31, 2024, our cash flows from operating activities were negative mainly due to ongoing research and development expenses and general and administrative expenses. Our cash flows from operating activities contain non cash effects of the terminated collaboration agreements with Genmab, the BMS IMA 401 collaboration and the BMS Allo collaboration resulting in the recognition of the remaining deferred revenue and a corresponding decrease in deferred revenue of €147.7 million. During the year ended December 31, 2023, our cash flows from operating activities were positive, as we received an upfront payment from our collaboration agreement with Moderna amounting to €113.0 million, partly offset by ongoing expenses for research and development.

Our net cash outflow from operating activities for the year ended December 31, 2024 was €158.0 million. This was comprised of a profit before tax of €21.3 million, an increase in working capital of €163.9 million, a non-cash income of €17.3 million related to the change in fair value of the warrants and other effects of €9.2 million, a net foreign exchange differences and expected credit losses of €18.7 million, partly offset by depreciation and amortization charge of €12.2 million and non-cash charges from equity-settled share-based compensation expenses for employees of €17.6 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €160.1 million, an increase on in other assets and prepayments of €2.0 million and an increase in accounts receivable of €1.8 million.

Our net cash inflow from operating activities for the year ended December 31, 2023 was €18.2 million. This was comprised of a decrease in working capital of €81.6 million, non-cash charges from equity-settled share-based compensation expenses for employees of €20.7 million, a depreciation and amortization charge of €7.2 million, net foreign exchange differences and expected credit losses of €6.9 million and a non-cash expense of €2.1 million related to the change in fair value of the warrants, partly offset by a loss of €96.9 million and other effects of €3.4 million including the impact of accrued interest income. The decrease in working capital mainly resulted from an increase in deferred revenue, accounts payable and other liabilities of €86.0 million, partly offset by an increase in accounts receivable of €3.0 million.

Investing Activities

Our net outflow of cash from investing activities for the year ended December 31, 2024 was €152.4 million. This consisted primarily of cash paid in the amount of €450.3 million for short-term deposit investments that are classified as other financial assets and held with financial institutions to finance the company, €16.5 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of short-term deposits of €314.4 million.

Our net outflow of cash from investing activities for the year ended December 31, 2023 was €31.4 million. This consisted primarily of cash paid in the amount of €415.3 million for short-term deposit investments that are classified as other financial assets and held with financial institutions to finance the company, €30.9 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of short-term deposits of €414.7 million.

Financing Activities

For the year ended December 31, 2024, net cash received from financing activities amounted to €319.7 million. On January 22, 2024, the Company closed an offering of 18,313,750 ordinary shares with a public offering price of €10.10 ($11.00) per ordinary share. The Company received net proceeds of €173.4 million after deducting the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital. On October 15, 2024, the Company closed an offering of 16,250,000 ordinary shares with a public offering price of €8.48 ($9.25) per ordinary share. The Company received gross proceeds of €137.9 million ($150.3 million) less transaction costs of €8.6 million ($9.4 million) resulting in an increase in share capital of €162.5 thousand and share premium of €129.1 million. In addition, on November 12, 2024, the Company issued 2,185,884 shares with a public offering price of €8.71 ($9.25) per ordinary share from the exercise of the option to purchase additional shares according to the underlying offering from October 15, 2024. The Company received gross proceeds of €19.0 million ($20.2 million) less transaction costs of €1.1 million ($1.2 million) resulting in an increase in share capital of €21.9 thousand and share premium of €17.9 million. Further, the Company received €1.1 million from option exercises under the Equity Plans and paid €2.0 million from lease agreements.

For the year ended December 31, 2023, net cash provided from financing activities amounted to €84.5 million. As of December 31, 2023, 5.5 million shares had been sold under the ATM agreement with Leerink Partners LLC and resulted in net proceeds of €57.0 million ($62.0 million). Additionally, we completed a private placement transaction of 2.4 million shares with a subscription price of $14.46 per ordinary share with BMS and received net proceeds of €31.2 million. This was partially offset by the principal portion of payments in connection with lease contracts..

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €589.5 million for the year ended December 31, 2024. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for and commercialize, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

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
•
amount of sales and other revenues from product candidates that we may commercialize, any royalty or other payment obligations we have with respect to such sales (such as our tiered low single digit percentage to less than one percentage royalty obligation for certain of our product candidates), the selling prices for such potential products, and the availability of adequate third party coverage and reimbursement for patients;
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

E. Critical Accounting Estimates

Our consolidated financial statements of Immatics for the fiscal year ending December 31, 2024 have been prepared in accordance with IFRS and the interpretations of the International Financial Reporting Standards Interpretations Committee and applicable on the balance sheet date.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2024 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities - as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensation as well as income taxes.

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

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For one of our two current revenue generating collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our BMS IMA401 collaboration that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred. The collaboration agreement was terminated in September 2024 and the remaining deferred revenue was recognized for the year ended December 31, 2024.

For our collaboration with Moderna, the Group identified the following distinct performance obligations: Early TCER Activities, Advanced TCER Activities and Database Activities. The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, due to the fact that we are able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price. To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, we concluded to use the residual approach due to the fact that the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. We evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is transferred over time. We transfer control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, we will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on our Consolidated Statement of Financial Position.

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

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for year ended December 31, 2024 and the year ended December 31, 2022. Changes in the estimation of our potential to use tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2024 and 2023 please refer to our consolidated financial statements as of December 31, 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Committee

As of January 31, 2025, our Executive Committee consists of nine executive officers. The Executive Committee is charged with the matters concerning the day-to-day management of the Company determined by the Board. The Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged.

The following table lists the names, ages as of January 31, 2025 and positions of the individuals who are serving as executive officers.

Name	Age	Position
Harpreet Singh, Ph.D.	50	Chief Executive Officer
Arnd Christ	58	Chief Financial Officer
Cedrik Britten, M.D.	50	Chief Medical Officer
Carsten Reinhardt, M.D., Ph.D.	57	Chief Development Officer
Toni Weinschenk, Ph.D.	52	Chief Innovation Officer
Rainer Kramer, Ph.D.	61	Chief Business Officer
Steffen Walter, Ph.D.	48	Chief Operations Officer
Edward Sturchio, J.D.	49	General Counsel
Jordan Silverstein	45	Head of Strategy

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

The following table lists our current directors, as well as their ages as of January 31, 2025, term served, the year of expiration of their term as directors and position:

Name	Age	Term Served	Year in which Term Expires	Position
Harpreet Singh, Ph.D.	50	July 1, 2020 – Present	2026	Executive director and Chief Executive Officer
Peter Chambré	69	July 1, 2020 – Present	2025	Non-executive director and Chair
Michael G. Atieh	71	July 1, 2020 – Present	2027	Non-executive director
Paul R. Carter	64	July 1, 2020 – Present	2027	Non-executive director
Eliot Forster, Ph.D.	58	September 14, 2020 – Present	2027	Non-executive director
Heather L. Mason	64	July 1, 2020 – Present	2025	Non-executive director
Adam Stone	45	July 1, 2020 – Present	2026	Non-executive director
Mathias Hothum, Ph.D.	57	June 20, 2023 – Present	2026	Non-executive director
Alise Reicin, M.D.*	64	July 29, 2024 – Present	–	Temporary non-executive director

* Alise Reicin was appointed by the Board as temporary non-executive director on July 29, 2024 to fulfill a vacant position within the Board until her proposed appointment at the next annual General Meeting.

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

Alise Reicin, M.D. joined Immatics’ board of directors in 2024. Since August 2020, Dr. Reicin has served as President and CEO of Tectonic Therapeutic and as a member of its board of directors. From November 2018 to December 2019, Dr. Reicin served as President at Celgene and prior to that, as Senior Vice President, Global Head of Clinical Development at EMD Serono. Dr. Reicin also held the position of Vice President, Project and Pipeline Leadership, Oncology Franchise, Merck Research Laboratories at Merck & Co. During her tenure, she led the initial development and filing activities that resulted in the first approvals of Keytruda® in the United States and European Union. Dr. Reicin is also a member of the board of directors of Sana Biotherapeutics and previously was a member of the board of directors of Homology Medicines. Alise Reicin was a full-time faculty member at Columbia Medical School as well as a physician and researcher at Columbia Presbyterian Hospital. She received her M.D. from Harvard Medical School and her B.A. in Biochemistry from Barnard College of Columbia University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements and Understandings

Certain members of our Board were designated pursuant to agreements relating to the ARYA Merger. Specifically, each of Michael G. Atieh and Adam Stone is a designee of ARYA Sponsor and each of Paul R. Carter and Mathias Hothum is a designee of dievini Hopp BioTech holding GmbH & Co. KG. Pursuant to the Investor Rights and Lock-Up Agreement, certain of our shareholders continue to have director nomination rights. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Diversity

Our Board values diversity among its members. Our Nominating and Corporate Governance Committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion.

B. Compensation

Immatics OpCo became our wholly owned subsidiary upon the closing of the ARYA Merger on July 1, 2020, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Immatics OpCo for the fiscal year ended December 31, 2024. This section also discusses the material elements of the executive compensation policies and decisions of Immatics OpCo and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

The bonus scheme for the executive directors provides that the annual cash bonus payable to executive directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period.

Compensation of Executive Directors and other Executive Officers

The amount of compensation, accrued or paid to the executive officers of Immatics with respect to the year ended December 31, 2024 is described in the table below(1):

(Euros in thousands)(2)	Harpreet Singh, Ph.D.	All other executives
Periodically-paid remuneration	512	3,336
Variable	321	1,412
Share-based compensation expenses	2,677	6,325
Total compensation	3,510	11,073

(1) In addition to the compensation included in this table, executive officers are also eligible to participate in certain benefit programs and company-wide benefit plans.

(2) Amounts paid in U.S. dollars have been converted to euros using an average exchange rate for 2024 of 1.0720 to one U.S. dollar.

Compensation of Non-Executive Directors

The amount of compensation, including benefits in kind, accrued or paid to the non-executive directors with respect to the year ended December 31, 2024 is described in the table below:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Alise Reicin	Total
Board compensation	85	68	63	48	48	48	48	21	429
Share-based compensation expenses	285	285	285	285	285	269	287	211	2,192
Total	370	353	348	333	333	317	335	232	2,621

2020, 2022 and 2024 Stock Option and Incentive Plans

Immatics N.V. has three share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”).

At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”).

At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). Each of these plans is referred to as a “Plan” in the description below.

Authorized Shares. Stock options and awards based on the ordinary shares of the Company may be issued under the 2020 Equity Plan for a maximum of 10,006,230 shares, the 2022 Equity Plan for a maximum of 4,845,412 shares and under the 2024 Equity Plan for a maximum of 5,940,365 shares.

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

Until December 31, 2024, no options granted to directors and executive officers were exercised.

The directors and executive officers of Immatics hold the options (both vested and unvested) as of March 31, 2025, assuming no changes to outstanding options:

Executive Committee - share options with service conditions

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested
Harpreet Singh, Ph.D.	Service options	June 30, 2020	168,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	168,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	168,000	11.00	December 9, 2031	31,500
	Service options	June 14, 2022	135,000	7.94	June 14, 2032	42,187
	Service options	December 13, 2022	388,000	9.75	December 13, 2032	169,750
	Service options	December 5, 2023	390,000	9.06	December 5, 2033	268,125
	Service options	December 3, 2024	300,000	8.06	December 3, 2034	300,000
Arnd Christ	Service options	September 14, 2020	49,000	10.00	September 14, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	18,375
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	49,220
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	79,062
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	110,000
Cedrik Britten, M.D.	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	18,375
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	49,220
	Service options	December 5, 2023	155,000	9.06	December 5, 2033	106,562
	Service options	December 3, 2024	150,000	8.06	December 3, 2034	150,000
Carsten Reinhardt, M.D., Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	18,375
	Service options	December 13, 2022	90,000	9.75	December 13, 2032	39,375
	Service options	December 5, 2023	92,000	9.06	December 5, 2033	63,250
	Service options	December 3, 2024	88,000	8.06	December 3, 2034	88,000
Rainer Kramer, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	18,375
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	49,220
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	79,062
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	110,000
Toni Weinschenk, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	18,375
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	49,220
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	79,062
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	110,000
Steffen Walter, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	18,375
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	49,220
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	79,062
	Service options	December 3, 2024	150,000	8.06	December 3, 2034	150,000
Edward Sturchio	Service options	June 30, 2020	30,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	30,000	9.70	December 17, 2030	-
	Service options	September 28, 2021	30,000	12.92	September 28, 2031	3,750
	Service options	December 9, 2021	30,000	11.00	December 9, 2031	5,625
	Service options	December 13, 2022	60,000	9.75	December 13, 2032	26,250
	Service options	September 13, 2023	52,500	11.87	September 13, 2033	32,812
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	79,062
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	110,000
Jordan Silverstein	Service options	June 30, 2020	29,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	29,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	60,000	11.00	December 9, 2031	11,250
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	49,220
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	79,062
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	110,000

The service-based options for the executive officers vest over a period of four years, with a 1-year cliff period: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months.

Executive Committee - Performance-based options

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

Executive Committee - share options with service conditions (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date
Harpreet Singh, Ph.D.	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	30,939	1.06	July 1, 2027
	Converted Stock options IV	June 30, 2020	145,371	1.17	January 1, 2028
Cedrik Britten, M.D.	Converted Stock options IV	June 30, 2020	94,329	10.00	June 1, 2030
Carsten Reinhardt, M.D., Ph.D.	Matching Stock options	June 30, 2020	165,748	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	18,753	1.06	July 1, 2027
Rainer Kramer, Ph.D.	Matching Stock options	June 30, 2020	120,676	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	22,868	1.06	July 1, 2027
Toni Weinschenk, Ph.D.	Matching Stock options	June 30, 2020	68,070	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	7,850	1.06	July 1, 2027
Steffen Walter, Ph.D.	Matching Stock options	June 30, 2020	76,604	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	8,955	1.06	July 1, 2027
Jordan Silverstein	Matching Stock options	June 30, 2020	15,652	10.00	June 30, 2030
	Converted Stock options IV	June 30, 2020	53,031	1.17	June 1, 2030

Board of Directors - share options with service conditions

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested
Peter Chambré	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031	2,812
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Adam Stone	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031	2,812
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Heather L. Mason	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031	2,812
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Michael G. Atieh	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031	2,812
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Paul R. Carter	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031	2,812
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Eliot Forster, Ph.D.	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031	2,812
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Mathias Hothum	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034	40,000
Alise Reicin	Service options - III	July 29, 2024	60,000	12.08	June 29, 2034	50,000

Under the 2020 Plan, service-based options - I for the Board of Directors vest over a period of four years, with a 1-year cliff period: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. Under the 2022 Plan, service-based options - II vest fully after one year and service-based options – III vest quarterly over three years.

Board of Directors - share options with service conditions (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
Adam Stone	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
Heather L. Mason	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
Michael G. Atieh	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
Paul R. Carter	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
Eliot Forster, Ph.D.	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - I	September 14, 2020	25,000	9.16	September 13, 2030
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
Mathias Hothum	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033

Former Non-Executive Directors - share options (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date
Nancy Valente	Service options - I	March 22, 2022	7,500	7.40	March 22, 2032
Friedrich von Bohlen und Halbach, Ph.D.	Service options - I	June 17, 2021	12,500	12.05	June 17, 2031
	Service options - I	December 9, 2021	5,625	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032

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

D. Employees

As of December 31, 2024, Immatics OpCo has a headcount of 423 employees and 297 full-time employees of which 128 hold a doctorate degree. Of these full-time employees, 173 are employed in positions relating to research and development positions, 70 are employed in Clinical including Regulatory Affairs, and 48 are employed in Administrative Functions including Business Development and 6 in senior management positions.

As of December 31, 2024, Immatics US employed 257 full-time employees and 2 part-time employees, of which 32 hold doctorate degrees, 1 holds a law degree, and 2 hold medical degrees. Of these employees, 177 are employed in positions relating to research and development positions, 32 are employed in positions relating to Clinical including Regulatory Affairs, 45 are employed in Administrative Functions including Business Development, and 3 in senior management positions.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company adopted a compensation recovery policy as required by the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of such policy is filed as Exhibit 97.1 to this Annual Report. During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company determined that it was required to prepare an accounting restatement of its consolidated financial statements for the years ended December 31, 2023 and 2022, which has been reflected in the restated comparative periods presented in the consolidated financial statements for the year ended December 31, 2024 that are included in this Annual Report. The Company concluded that it was not required under its compensation recovery policy to recover any previously awarded incentive-based compensation because no incentive-based compensation received by any current or former executive officers on or after October 2, 2023 was granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure that was impacted by the referenced restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of January 31, 2025 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from January 31, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding ordinary shares beneficially owned is computed based on 121,550,169 ordinary shares outstanding as of January 31, 2025. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, the business address for each beneficial owner is Immatics N.V., Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Harpreet Singh, Ph.D.	1,613,613	1.3%
Arnd Christ	276,843	*
Cedrik Britten, M.D.	334,922	*
Carsten Reinhardt, M.D., Ph.D.	549,282	*
Toni Weinschenk, Ph.D.	400,361	*
Rainer Kramer, Ph.D.	420,387	*
Steffen Walter, Ph.D.	380,704	*
Edward Sturchio	200,001	*
Jordan Silverstein	282,477	*
Peter Chambré	405,149	*
Michael G. Atieh	87,188	*
Paul R. Carter	87,188	*
Eliot Forster, Ph.D.	87,188	*
Heather L. Mason	87,188	*
Adam Stone(1)	87,188	*
Mathias Hothum, Ph.D.	354,521	*
Alise Reicin, M.D.	10,000	*
All directors and executive officers and persons nominated to serve in such positions as a group (17 persons)	5,664,200	4.7%
5% or Greater Shareholders
dievini Hopp BioTech holding GmbH & Co. KG(2)	17,202,356	14.2%
T. Rowe Price Investment Management, Inc.(3)	10,604,777	8.7%
Wellington Management Group LLP(4)	9,681,183	8.0%
Perceptive Advisors LLC (5)	9,469,706	7.8%
Suvretta Capital Management, LLC (6)	7,881,608	6.5%
Baker Bros. Advisors LP.(7)	7,275,830	6.0%
RTW Investments, LP (8)	6,540,540	5.4%
Vestal Point Capital, LP.(9)	6,275,000	5.2%

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
(3)
This information is based on a Schedule 13G filed with the SEC on February 14, 2025 by T. Rowe Price Investment Management, Inc. (Price Investment Management), which reported shared voting and dispositive power over 10,604,777 ordinary shares. The principal business address is 101 E. Pratt Street, Baltimore, MD 21201.
(4)
This information is based on a Schedule 13G filed with the SEC on November 8, 2024 by Wellington Management Group LLP (“Wellington”), Wellington Investment Advisors Holdings LLP, Wellington Management Company LLP and Wellington Group Holdings LLP, which reported shared voting and dispositive power over 9,681,183 ordinary shares. The principal business address is 280 Congress Street, Boston, MA 02210.
(5)
This information is based on a Schedule 13D/A filed with the SEC on October 17, 2024 by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”) and Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund,” and together with Perceptive Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Advisors serves as the investment advisor to the Master Fund and Mr. Edelman is the managing member of Perceptive Advisors, which reported shared voting and dispositive power over 9,469,705.50 ordinary shares. The principal business address is 51 Astor Place 10th Floor, New York, NY 10003.
(6)
This information is based on a Schedule 13G filed with the SEC on February 11, 2025 by advisory clients of Suvretta Capital Management, LLC, Aaron Cowen and Averill Master Fund, Ltd owned by advisory clients of Suvretta Capital Management, LLC, which reported shared voting and dispositive power over 7,881,608ordinary shares. The principal business address for both Suvretta Capital Management, LLC and Aaron Cowen is 540 Madison Avenue, 7th Floor New York, New York 10022. Also the principal business address for Averill Master Fund, Ltd is P.O. Box 309 Ugland House Grand Cayman KY1-1104.
(7)
This information is based on a Schedule 13G filed with the SEC on February 14, 2025 by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker, which reported shared voting and dispositive power over 7,275,830 ordinary shares, which is the aggregate number of ordinary shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. (collectively, the “Funds”). The Funds’ respective general partners relinquished to Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the“Adviser GP”), Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ordinary shares held by the Funds. The principal business address is 860 Washington Street, 3rd Floor New York, NY 10014.
(8)
This information is based on a Schedule 13G filed with the SEC on February 14, 2025 by RTW Investments, LP ("RTW Investments"), a Delaware limited partnership, and the investment adviser to certain funds (the "RTW Funds"), which reported shared voting and dispositive power over 6,540,540 ordinary shares. The principal business address is 40 10th Avenue, Floor 7, New York, New York 10014.
(9)
This information is based on a Schedule 13G filed with the SEC on February 14, 2025 by Vestal Point Capital, LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to a certain fund and a managed account (the "Vestal Point Fund and Account") and Mr. Ryan Wilder ("Mr. Wilder"), the Chief Investment Officer and Managing

Partner of the Investment Manager and the Managing Member of Vestal Point Capital, LLC, which reported shared voting and dispositive power over 6,275,000 ordinary shares. The principal business address is 632 Broadway, Suite 602, New York, NY 10012.

Holders

As of February 1, 2025, we had approximately 40 shareholders of record of our ordinary shares. We estimate that as of February 1, 2025, approximately 99.8% of our outstanding ordinary shares are held by 34 U.S. record holders. One of the U.S. shareholders of record is Cede & Co., a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede & Co. therefore is the shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our ordinary shares.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2024 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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

Since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on whether, and to what extent, our subsidiaries may pay dividends, make loans or otherwise provide funds to us.

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

D. Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations,applicable anti-money laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

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

This discussion applies only to a U.S. Holder that holds our ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Certain Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The U.S. Internal Revenue Service (the “IRS“) has released notices which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any non-U.S. taxes imposed on dividends on, or dispositions of, ordinary shares or warrants. This discussion does not apply to investors in this special situation.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding the Foreign Tax Credit Regulations, German taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed under “—Material German Tax Considerations” below, Germany requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes (including foreign withholding taxes treated as income taxes) to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the German income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2025 or future years is inherently uncertain. U.S. Holders should consult their tax advisors regarding the creditability of any German taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may be able to elect to deduct foreign taxes, such as the German withholding tax, in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct otherwise creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We do not believe that we were a PFIC for the tax year ended December 31, 2024. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

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

If we are a PFIC for any year during which a U.S. Holder holds ordinary shares (or, under Treasury regulations proposed in 1992 that apply retroactively, warrants), we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares (or, under proposed regulations, warrants), even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder elects to recognize gain, if any, as if it sold its ordinary shares (or, under proposed regulations, warrants) as of the last day of the last tax year in which we are a PFIC (a “Purging Election”). In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs (collectively, “Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held those shares directly, even though it will not have received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them if we own one or more Lower-tier PFICs.

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

For the purposes of this discussion, it is assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See “Item 3: Key information - D. Risk factors - “We may become taxable in a jurisdiction other than Germany, and this may cause us to be subject to increased and/or different taxes than we expect.”

Except as otherwise indicated, this section is based on and only addresses the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to "the Netherlands" or "Dutch" it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect such change.

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

Dividend withholding tax

Regular Dutch Dividend Withholding Tax

Subject to the discussion under “—Dual Tax Residency” below, dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of ordinary shares.

The expression "dividends distributed" includes, but is not limited to:

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

Warrants

The exercise of warrants does not, in our view, give rise to Dutch dividend withholding tax, except to the extent (i) the exercise price is below the par value of an ordinary share and (ii) such difference is not charged against our share premium reserve recognized for Dutch dividend withholding tax purposes. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant holder of a warrant, Dutch dividend withholding tax shall be due on a grossed-up basis.

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

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us to a Related Entity (as defined below), if such Related Entity:

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
is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)
is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

For purposes of this section:

“Related Entity” means an entity (i) that has a Qualifying Interest in the Company or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in the Company.

“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).

“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2025: 25.8%).

Dual Tax Residency

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As set out in the introduction we are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany and therefore a dual tax resident. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined on our place of effective management. As long as our place of effective management is continuously in Germany, and the Tie-Breaker Provision is not changed (for instance, by change in the reservations and choices made by Germany with respect to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting), we should exclusively be a tax resident of Germany for purposes of the double tax treaty between Germany and the Netherlands. As a consequence, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the ordinary shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder. See “Item 3: Key information - D. Risk factors - If we ever pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Taxes on income and capital gains

Dutch Resident Entities

Generally, if the holder of ordinary shares or warrants is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or warrants or any capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).

Dutch Resident Individuals

If the holder of ordinary shares or warrants is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or warrants or any capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2025), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the ordinary shares and warrants will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares and warrants are as such not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares and warrants, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares and warrants, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (i) the total deemed return divided by the sum of bank savings, other investments and liabilities and (ii) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).

The deemed return applicable to other investments, including the ordinary shares and warrants, is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after 1 January of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares or warrants cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On 6 and 14 June 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). This is, in short, the case in the event the deemed return on the investment assets exceeds the actual return realized in respect thereof (calculated in line with the rules set out in the Rulings and successfully demonstrated by the taxpayer).

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

Gift and inheritance taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares or warrants by way of a gift by, or on the death of, a holder of such ordinary shares or warrants who is resident or deemed resident of the Netherlands at the time of the gift or such holder's death.

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

Value added tax (“VAT”)

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

In the case of dividends received by corporations that are not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double tax treaty or if no double tax treaty has been concluded between the state of residence of the shareholder, however, likewise subject to the conditions of the German anti-directive/treaty shopping provision. However, such refund is subject to the German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz).

In order to receive a refund pursuant to a double tax treaty or the aforementioned option for foreign corporations, the shareholder has to register and electronically submit an application via the Federal Central Tax Office’s online portal (www.elster.de/bportal) and upload certain documents during the application, i.a. a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax.

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

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders resident in Germany holding Immatics’ ordinary shares as private assets, dividends are subject to a flat rate tax which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

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

Exceptions from the flat rate tax (satisfied by withholding the tax at source, Abgeltungswirkung) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in Immatics and for shareholders who have a shareholding of at least 1% in Immatics and work for the company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the ordinary shares as business assets (see below “Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Ordinary Shares as Business Assets—Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced Immatics taxable income. In this case, i.e., if treated as tax-deductible at the level of Immatics, the dividends paid would be subject to regular taxation at the level of the shareholders (private individuals) with their personal income tax rate plus 5.5% solidarity surcharge thereon and – if applicable – church tax.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Business Assets

If a shareholder holds the Immatics’ ordinary shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the corporation holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid (participation exemption). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year. Participations in the share capital of the company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible. The participation exemption does not apply if and to the extent dividends reduced Immatics taxable income. In this case, i.e., if treated as tax-deductible at the level of Immatics, the dividends paid would be subject to regular taxation at the level of the shareholders (corporations) with corporate income tax incl. solidarity surcharge at 15.825%.

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

Sole Proprietors

For sole proprietors resident in Germany holding ordinary shares as business assets, dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the ordinary shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently 4.0 times the trade tax measurement amount (Gewerbesteuer-Messbetrag).

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

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Private Assets (Private Individuals)

For individual shareholders resident in Germany holding ordinary shares as private assets, capital gains realized on the disposal of ordinary shares are subject to final withholding tax (Abgeltungsteuer). Accordingly, capital gains will be taxed at a flat tax rate of 25%, plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax, in case the shareholder is subject to church tax because of his personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office (details related to the computation of the specific tax rate including church tax are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the ordinary shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

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

A joint statement issued by ten of the eleven participating EU Member States in October 2016 reaffirmed the intention to introduce a FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating EU Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective holders of the ordinary shares are advised to seek their own professional advice in relation to FTT.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks in relation to financial instruments. Our principal financial assets comprise cash and cash equivalents, short-term deposits, accounts receivables. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from our operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. A hypothetical 10% increase or decrease in interest rates would not result in material impact on our consolidated financial statements.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in euros and U.S. dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in euros.

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

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in euros and U.S. dollars. We aim to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €236.7 million as of December 31, 2024. Approximately 80% of our cash and cash equivalents were held in Germany, of which approximately 60% were denominated in euros and 40% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as other financial assets denominated in euros in the amount of €99.3 million and U.S. dollars in the amount of €268.4 million as of December 31, 2024. A strengthening or weakening of the Euro against the U.S. dollar by 10% would increase our profit by €38.3 million ($36.9 million) or decrease our profit by €31.3 million ($30.1 million), respectively.

Market risk and currency risk of warrants

Our activities expose us to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The warrants are publicly traded on the Nasdaq Stock Exchange. An increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €0.2 million with a corresponding effect in the equity as of December 31, 2024.

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

On October 15, 2024 and November 12, 2024, we issued and sold 16,250,000 ordinary shares and 2,185,884 ordinary shares, respectively, at an offering price of $9.25 per share. The offering was made pursuant to our Registration Statement on Form F-3 (No. 333-282569). The managing underwriters were Jefferies LLC, Jefferies GmbH, BofA Securities, Inc. and Leerink Partners LLC. The net proceeds from this offering to us, after deducting underwriting discount and total offering expenses, were €147 million. We intend to use the net proceeds to fund research and development, manufacturing, production and, if approved, commercialization activities and for working capital and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the year covered by this Annual Report on Form 20-F and our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to the material weakness identified below. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time frame specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

After thoroughly considering this material weakness, along with additional analyses and procedures conducted to ensure the compliance of our consolidated financial statements included in this Annual Report on Form 20-F with generally accepted accounting principles, our management believes that our consolidated financial statements present fairly, in all material aspects, our financial position, results of operations, and cash flows for the disclosed period in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We are in the process of developing a remediation plan to ensure adequate review and reconciliation procedures.

If our remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of our financial reporting may be materially and adversely affected, including as described in the “Risk Factors” section above.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weakness described below.

As defined in Regulation 12b-2 under the Exchange Act, a "material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company did not design and maintain effective controls related to the recognition, measurement, and disclosure of DTAs and DTLs, specifically (i) proper consideration of tax law limitations on the utilization of loss carryforwards, and (ii) effective review and reconciliation procedures as well as sufficient documentation for the accounting treatment of DTAs and DTLs. Following review and consultation with management and upon the recommendation of the Audit Committee, our Board of Directors concluded that our audited consolidated financial statements as of and for the years ended December 2023 and 2022 should be restated.

The material weakness resulted in the restatement of the Company’s previously filed consolidated financial statements as of and for the years ended December 31, 2023 and December 31, 2022, as well as the unaudited interim condensed consolidated financial information for the 2024 interim periods ended March 31, 2024, June 30, 2024, and September 30, 2024 and the interim periods in the years ended December 31, 2023 and 2022 related to the recognition and measurement of DTAs and DTLs. Additionally, the material weakness could result in further misstatements of the recognition and measurement of DTAs and DTLs that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

C. Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) as of and for the year ended December 31, 2024, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” beginning on page F-2.

D. Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2024, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2024	2023
	(Euros in thousands)
Audit Fees	1,635	1,619
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,635	1,619

For the years ended December 31, 2024 and 2023, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was the Company’s auditor.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1 to January 31, 2024	—	—	—	—
February 1 to February 29, 2024	—	—	—	—
March 1 to March 31, 2024	—	—	—	—
April 1 to April 30, 2024	—	—	—	—
May 1 to May 31, 2024	—	—	—	—
June 1 to June 30, 2024	—	—	—	—
July 1 to July 31, 2024	—	—	—	—
August 1 to August 31, 2024	—	—	—	—
September 1 to September 30, 2024	—	—	—	—
October 1 to October 31, 2024	—	—	—	—
November 1 to November 30, 2024	—	—	—	—
December 1 to December 31, 2024	—	—	—	—

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our company’s securities by directors, officers, and employees, as well as the company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Risks Related to Our Business and Industry” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.1	Warrant Agreement between Continental Stock Transfer & Trust Company and ARYA Sciences Acquisition Corp.	8-K	001-38688	4.1	December 16, 2018

2.2	Amended and Restated Warrant Agreement, between Continental Stock Transfer & Trust Company, Immatics B.V. and ARYA Sciences Acquisition Corp.	F-4	333-237702	4.1	June 5, 2020

2.3	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	20-F	001-39363	2.3	March 23, 2022

4.1#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.2†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.3†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

4.4†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

4.5†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.6†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.7†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.8†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and	F-4	333-237702	10.13	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date
	between Immatics US, Inc. and The University of Texas Health Science Center at Houston

4.9†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.14	April 16, 2020

4.10†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

4.11†	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	20-F	001-39363	4.14	March 30, 2021

4.12#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

4.13†	Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.17	March 21, 2024

4.14†	TCER Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.18	March 21, 2024

4.15†	Database / Vaccine Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.19	March 21, 2024

4.16†	Combination Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.20	March 21, 2024

4.17†	Lease Agreement between Weatherford Farms DC, L.P. as Landlord, and Immatics US, Inc. dated as of March 24, 2022	20-F	001-39363	4.21	March 21, 2024

4.18†	Amendment No 8 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of May 1, 2023	20-F	001-39363	4.22	March 21, 2024

4.19†	Master Services Agreement, dated as of March 20, 2024, by and between Immatics Biotechnologies GmbH. and Patheon UK Limited	20-F	001-39363	4.23	March 21, 2024

4.20†*	Amendment No 9 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of May 1, 2024

4.21†*	Amendment No 10 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of February 1, 2025

8.1	Subsidiaries	20-F	001-39363	8.1	March 30, 2021

11.1*	Insider Trading Policy

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

97.1	Policy Regarding Recovery of Erroneously Awarded Compensation	20-F	001-39363	97.1	March 21, 2024

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Immatics N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Immatics N.V. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit and loss, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to design and maintenance of effective controls related to the recognition, measurement, and disclosure of deferred tax assets (DTAs) and deferred tax liabilities (DTLs) specifically (i) proper consideration of tax law limitations on the utilization of loss carryforwards, and (ii) effective review and reconciliation procedures as well as sufficient documentation for the accounting treatment of DTAs and DTLs.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 B. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Financial Statements

As discussed in Note 2.2 to the consolidated financial statements, the Company has restated its 2023 and 2022 financial statements to correct misstatements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from Collaboration Agreements using the Cost-to-Cost Method

As described in Notes 4.1, 5 and 6 to the consolidated financial statements, the Company recognized €155.8 million of revenue from collaboration agreements, the majority of which was accounted for using the cost-to-cost method for the year ended December 31, 2024. The company provides development services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service (cost-to-cost method), because the customer simultaneously receives and consumes the benefits provided. The cost-to-cost basis using direct costs and directly attributable personnel costs is considered the best measure of progress in which control of the performance obligations transfers to the Company’s collaboration partners, due to the nature of the work being performed. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement, which includes estimates of total internal personnel costs and external costs to be incurred.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the budgeting and revenue recognition process, including controls over the revenue recognized for development services, controls over the costs incurred to date for each performance obligation, and controls over the inputs and assumptions used to estimate the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement. These procedures also included, among others (i) testing the actual costs incurred to date for each identified performance obligation; (ii) evaluating and testing management’s process for estimating total costs to complete each performance obligation which included evaluating the reasonableness of management’s estimates of total forecasted internal personnel costs and external costs to be incurred; (iii) evaluating the reasonableness of the assumptions used including evaluating the appropriateness of changes to management’s estimates of total costs to complete; and (iv) performing a comparison of management’s prior period cost estimates to actual costs incurred.

Stuttgart, Germany

March 27, 2025

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Stefanie Fink	/s/ Jens Rosenberger
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2019.

Consolidated Statement of Profit and Loss of Immatics N.V.

		Year ended December 31,
	Notes	2024	2023 (as restated)*	2022 (as restated)*
		(Euros in thousands, except per share data)
Revenue from collaboration agreements	6	155,835	53,997	172,831
Research and development expenses		(148,079)	(118,663)	(106,779)
General and administrative expenses		(46,449)	(38,198)	(36,124)
Other income		78	1,139	26
Operating result		(38,615)	(101,725)	29,954
Change in fair value of liabilities for warrants	7	17,264	(2,079)	10,945
Other financial income	7	44,018	13,850	9,416
Other financial expenses	7	(1,321)	(7,040)	(8,279)
Financial result		59,961	4,731	12,082
Profit/(loss) before taxes		21,346	(96,994)	42,036
Taxes on income	9	(6,128)	2,345	(14,333)
Net profit/(loss)		15,218	(94,649)	27,703
Net profit/(loss) per share:	23
Basic		0.14	(1.18)	0.41
Diluted		0.14	(1.18)	0.40

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

		Year ended December 31,
	Notes	2024	2023 (as restated)*	2022 (as restated)*
		(Euros in thousands)
Net profit/(loss)		15,218	(94,649)	27,703
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations		2,667	(155)	2,464
Total comprehensive income/(loss) for the year		17,885	(94,804)	30,167

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position of Immatics N.V.

		As of December 31,
	Notes	2024	2023 (as restated)*	2022 (as restated)*
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	19	236,748	218,472	148,519
Other financial assets	19	367,704	207,423	213,686
Accounts receivables	11	5,857	4,093	1,111
Other current assets	12	19,246	19,382	13,838
Total current assets		629,555	449,370	377,154
Non-current assets
Property, plant and equipment	13	50,380	43,747	13,456
Intangible assets	14	1,629	1,523	1,632
Right-of-use assets	15	13,332	13,308	13,033
Other non-current assets	12	1,250	2,017	2,545
Total non-current assets		66,591	60,595	30,666
Total assets		696,146	509,965	407,820
Liabilities and shareholders’ equity
Current liabilities
Accounts payables	16	20,693	25,206	13,056
Deferred revenue	6	35,908	100,401	64,957
Liabilities for warrants	20	1,730	18,993	16,914
Lease liabilities	15	2,851	2,604	2,159
Other current liabilities	17	6,805	9,348	9,366
Total current liabilities		67,987	156,552	106,452
Non-current liabilities
Deferred revenue	6	34,161	115,527	75,759
Lease liabilities	15	13,352	12,798	12,403
Other non-current liabilities		—	4	42
Deferred tax liability	9	5,804	7,466	9,811
Total non-current liabilities		53,317	135,795	98,015
Shareholders’ equity
Share capital	18	1,216	847	767
Share premium	18	1,162,136	823,166	714,177
Accumulated deficit	18	(589,541)	(604,759)	(510,110)
Other reserves	18	1,031	(1,636)	(1,481)
Total shareholders’ equity		574,842	217,618	203,353
Total liabilities and shareholders’ equity		696,146	509,965	407,820

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2024	2023 (as restated)*	2022 (as restated)*
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	15,218	(94,649)	27,703
Taxes on income	6,128	(2,345)	14,333
Profit/(loss) before tax	21,346	(96,994)	42,036
Adjustments for:
Interest income	(25,001)	(13,845)	(2,476)
Depreciation and amortization	12,225	7,234	6,967
Interest expenses	886	831	1,038
Equity-settled share-based payment	17,642	20,705	22,570
Net foreign exchange differences and expected credit losses	(18,706)	6,861	2,953
Change in fair value of liabilities for warrants	(17,264)	2,079	(10,945)
(Gains)/losses from disposal of fixed assets	1	(150)	—
Changes in:
(Increase)/decrease in accounts receivables	(1,764)	(2,982)	(429)
(Increase)/decrease in other assets	(2,061)	(1,387)	(7,872)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	(160,053)	85,999	45,559
Interest received	15,605	10,167	1,649
Interest paid	(886)	(290)	(695)
Income tax paid	—	—	(224)
Net cash provided by/(used in) operating activities	(158,030)	18,228	100,131
Cash flows from investing activities
Payments for property, plant and equipment	(16,272)	(30,799)	(5,738)
Payments for intangible assets	(208)	(158)	(477)
Proceeds from disposal of property, plant and equipment	2	150	52
Payments for investments classified in Other financial assets	(450,349)	(415,325)	(216,323)
Proceeds from maturity of investments classified in Other financial assets	314,440	414,744	12,695
Net cash (used in)/provided by investing activities	(152,387)	(31,388)	(209,791)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	343,010	90,404	134,484
Transaction costs deducted from equity	(21,314)	(2,039)	(7,931)
Repayment of lease liabilities	(2,012)	(3,849)	(2,843)
Net cash provided by/(used in) financing activities	319,684	84,516	123,710
Net increase/(decrease) in cash and cash equivalents	9,267	71,356	14,050
Cash and cash equivalents at beginning of the year	218,472	148,519	132,994
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	9,009	(1,403)	1,475
Cash and cash equivalents at end of the year	236,748	218,472	148,519

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022		629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income		—	—	—	2,464	2,464
Net profit (as restated)*		—	—	27,703	—	27,703
Comprehensive income for the year (as restated)*		—	—	27,703	2,464	30,167
Equity-settled share-based compensation	10	—	22,570	—	—	22,570
Share options exercised	10	—	311	—	—	311
Issue of share capital – net of transaction costs	18	138	126,104	—	—	126,242
Balance as of December 31, 2022 (as restated)*		767	714,177	(510,110)	(1,481)	203,353
Balance as of January 1, 2023 (as restated)*		767	714,177	(510,110)	(1,481)	203,353
Other comprehensive loss		—	—	—	(155)	(155)
Net loss (as restated)*		—	—	(94,649)	—	(94,649)
Comprehensive loss for the year (as restated)*		—	—	(94,649)	(155)	(94,804)
Equity-settled share-based compensation	10	—	20,705	—	—	20,705
Share options exercised	10	—	139	—	—	139
Issue of share capital – net of transaction costs	18	80	88,145	—	—	88,225
Balance as of December 31, 2023 (as restated)*		847	823,166	(604,759)	(1,636)	217,618
Balance as of January 1, 2024		847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income		—	—	—	2,667	2,667
Net profit		—	—	15,218	—	15,218
Comprehensive income for the year		—	—	15,218	2,667	17,885
Equity-settled share-based compensation	10	—	17,642	—	—	17,642
Share options exercised	10	1	1,114	—	—	1,115
Issue of share capital – net of transaction costs	18	368	320,214	—	—	320,582
Balance as of December 31, 2024		1,216	1,162,136	(589,541)	1,031	574,842

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements of Immatics N.V.

1.
Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH (“Immatics GmbH”) and its U.S. subsidiary, Immatics US, Inc. (“Immatics” or the “Group”), is a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer patients. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US, Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the initial listing on Nasdaq on July 1, 2020.

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

These annual consolidated financial statements of the Group for the year ended December 31, 2024 were authorized for issue by the Board of Directors of Immatics N.V. on March 27, 2025.

2.
Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). The consolidated financial statements are presented in euros, which is the functional and reporting currency of the parent, Immatics N.V. The consolidated financial statements comprise the financial statements of Immatics N.V. and its wholly-owned subsidiaries Immatics Biotechnologies GmbH and Immatics US, Inc. Assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date. The Consolidated Statement of Profit and Loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income. Amounts are stated in thousands of euros, unless otherwise indicated. For technical reasons, the information provided in these financial statements may contain rounding differences of +/- one unit.

The subsidiaries Immatics Biotechnologies GmbH and Immatics US, Inc., are fully consolidated from the date upon which control was transferred to Immatics N.V. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group are eliminated in full upon consolidation. The consolidated statement of profit or loss is prepared based on the function of expense method. The financial statements were prepared in accordance with the historical cost principle and on a going concern basis. This excludes financial liabilities for warrants, which are measured at fair value. The presentation in the consolidated statement of financial position distinguishes between current and non-current assets and liabilities. Assets are classified as current if they are expected to realise to sell or consume the asset in its normal operating cycle. Liabilities are classified as current if they are due within one year.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. The Group determined the functional currency of Immatics Biotechnologies GmbH to be euros and of Immatics US, Inc. to be USD. The Group used the following exchange rates to convert the financial statements of its U.S. subsidiary:

	2024		2023		2022
	Year-end rate	Average rate	Year-end rate	Average rate	Year-end rate	Average rate
Euros per U.S. dollar	0.96256	0.92417	0.90498	0.92460	0.93756	0.94888

The reporting period for Immatics N.V. and its subsidiaries corresponds with the calendar year. The reporting period 2024 began on January 1, 2024 and ended on December 31, 2024.

2.1.
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

2.2.
Restatement of previously issued financial statements

During the preparation of the consolidated financial statements, the Group identified and corrected a misstatement related to the recognition of deferred tax assets related to tax losses carried forward. The Group did not take into account the limitations of German tax law to recover tax losses carried forward. Therefore, the Group understated deferred tax liabilities within the Statement of Financial Position since 2022. Also, the Group understated/overstated income tax expenses and income from changes in deferred tax liabilities since 2022. The Company has evaluated the effect, both qualitatively and quantitatively, and concluded that the previously filed annual financial statements required restatement. This restatement has been effected in conjunction with the issuance of this annual report for the period ended December 31, 2024. In the Statement of Profit and Loss and the Statement of Other comprehensive Income, the changes deferred tax liabilities have retrospectively corrected. In the Statement of Financial Positions, the deferred tax liabilities have been retrospectively corrected. In the Statement of Cash Flows, the net income and adjustment for tax expenses have been retrospectively corrected. Corresponding corrections were made in the Consolidated Statement of Changes in Shareholder’s Equity and Consolidated Statement of Comprehensive Income/(Loss).

This correction of the deferred liabilities resulted in the following impact to the Consolidated Statement of Financial Position:

	Year ended December 31, 2023			Year ended December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Total assets	509,965	—	509,965	407,820	—	407,820
Total current liabilities	156,552	—	156,552	106,452	—	106,452
Deferred tax liabilities	—	7,466	7,466	—	9,811	9,811
Total non-current liabilities	128,329	7,466	135,795	88,204	9,811	98,015
Total liabilities	284,881	7,466	292,347	194,656	9,811	204,467
Shareholder's equity (deficit)
Share capital	847	—	847	767	—	767
Share premium	823,166	—	823,166	714,177	—	714,177
Accumulated deficit	(597,293)	(7,466)	(604,759)	(500,299)	(9,811)	(510,110)
Other reserves	(1,636)	—	(1,636)	(1,481)	—	(1,481)
Total equity (deficit) attributable to shareholders of the parent	225,084	(7,466)	217,618	213,164	(9,811)	203,353
Total shareholder's equity (deficit)	225,084	(7,466)	217,618	213,164	(9,811)	203,353
Total liabilities and shareholder's equity (deficit)	509,965	—	509,965	407,820	—	407,820

This correction of the deferred liabilities resulted in the following impact to the Consolidated Statement of Profit and Loss:

	Year ended December 31, 2023			Year ended December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Profit/(loss) before taxes	(96,994)	—	(96,994)	42,036	—	42,036
Taxes on income	—	2,345	2,345	(4,522)	(9,811)	(14,333)
Net profit/(loss)	(96,994)	2,345	(94,649)	37,514	(9,811)	27,703
Attributable to:
Equity holders of the parent	(96,994)	2,345	(94,649)	37,514	(9,811)	27,703
Non-controlling interest	—	—	—	—	—	—
Net profit/(loss)	(96,994)	2,345	(94,649)	37,514	(9,811)	27,703
Net profit/(loss) per share
Basic	(1.20)	0.02	(1.18)	0.56	(0.15)	0.41
Diluted	(1.20)	0.02	(1.18)	0.55	(0.15)	0.40
Weighted average shares outstanding
Basic	80,546,682	—	80,546,682	67,220,824	—	67,220,824
Diluted	80,546,682	—	80,546,682	68,824,906	—	68,824,906

This correction of the deferred liabilities resulted in the following impact to the Consolidated Statement of Cash Flows:

	Year ended December 31, 2023			Year ended December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Net profit/(loss)	(96,994)	2,345	(94,649)	37,514	(9,811)	27,703
Taxes on income	—	(2,345)	(2,345)	4,522	9,811	14,333
Profit/(loss) before taxation	(96,994)	—	(96,994)	42,036	—	42,036
Net cash provided by/(used in) operating activities	18,228	—	18,228	100,131	—	100,131
Net cash provided by/(used in) investing activities	(31,388)	—	(31,388)	(209,791)	—	(209,791)
Net cash provided by/(used in) financing activities	84,516	—	84,516	123,710	—	123,710
Net increase in cash and cash equivalents	71,356	—	71,356	14,050	—	14,050
Cash and cash equivalents at beginning of period	148,519	—	148,519	132,994	—	132,994
Effects of exchange rate changes on cash and cash equivalents	(1,403)	—	(1,403)	1,475	—	1,475
Cash and cash equivalents at end of period	218,472	—	218,472	148,519	—	148,519

2.3. Restatement of previously issued interim financial statements (unaudited)

In line with Note 2.2 Restatement of previously issued financial statements, we also restate the previously issued Unaudited Interim Condensed Consolidated Financial Statements.

This correction of the deferred liabilities resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Financial Position:

	Three months ended September 30, 2024			Three months ended June 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Total assets	577,233	—	577,233	626,967	—	626,967
Total current liabilities	128,912	—	128,912	149,546	—	149,546
Deferred tax liabilities	—	3,358	3,358	—	6,623	6,623
Total non-current liabilities	65,795	3,358	69,153	89,533	6,623	96,156
Total liabilities	194,707	3,358	198,065	239,079	6,623	245,702
Shareholder's equity (deficit)
Share capital	1,031	—	1,031	1,031	—	1,031
Share premium	1,010,648	—	1,010,648	1,006,064	—	1,006,064
Accumulated deficit	(626,938)	(3,358)	(630,296)	(618,369)	(6,623)	(624,992)
Other reserves	(2,215)	—	(2,215)	(838)	—	(838)
Total equity (deficit) attributable to shareholders of the parent	382,526	(3,358)	379,168	387,888	(6,623)	381,265
Total shareholder's equity (deficit)	382,526	(3,358)	379,168	387,888	(6,623)	381,265
Total liabilities and shareholder's equity (deficit)	577,233	—	577,233	626,967	—	626,967

	Three months ended March 31, 2024
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Total assets	653,125	—	653,125
Total current liabilities	149,104	—	149,104
Deferred tax liabilities	—	6,653	6,653
Total non-current liabilities	103,235	6,653	109,888
Total liabilities	252,339	6,653	258,992
Shareholder's equity (deficit)
Share capital	1,031	—	1,031
Share premium	1,001,402	—	1,001,402
Accumulated deficit	(600,347)	(6,653)	(607,000)
Other reserves	(1,300)	—	(1,300)
Total equity (deficit) attributable to shareholders of the parent	400,786	(6,653)	394,133
Total shareholder's equity (deficit)	400,786	(6,653)	394,133
Total liabilities and shareholder's equity (deficit)	653,125	—	653,125

This correction of the deferred liabilities resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Profit and Loss:

	Three months ended September 30, 2024			Three months ended June 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Profit/(loss) before taxes	(2,353)	—	(2,353)	(17,852)	—	(17,852)
Taxes on income	(6,217)	3,265	(2,952)	(170)	30	(140)
Net profit/(loss)	(8,570)	3,265	(5,305)	(18,022)	30	(17,992)
Attributable to:
Equity holders of the parent	(8,570)	3,265	(5,305)	(18,022)	30	(17,992)
Non-controlling interest	—	—	—	—	—	—
Net profit/(loss)	(8,570)	3,265	(5,305)	(18,022)	30	(17,992)
Net profit/(loss) per share
Basic	(0.08)	0.03	(0.05)	(0.17)	—	(0.17)
Diluted	(0.11)	0.03	(0.08)	(0.17)	—	(0.17)
Weighted average shares outstanding
Basic	103,107,543	—	103,107,543	103,071,657	—	103,071,657
Diluted	110,295,043	—	110,295,043	103,071,657	—	103,071,657

	Three months ended March 31, 2024
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Profit/(loss) before taxes	(1,722)	—	(1,722)
Taxes on income	(1,332)	814	(518)
Net profit/(loss)	(3,054)	814	(2,240)
Attributable to:
Equity holders of the parent	(3,054)	814	(2,240)
Non-controlling interest	—	—	—
Net profit/(loss)	(3,054)	814	(2,240)
Net profit/(loss) per share
Basic	(0.03)	0.01	(0.02)
Diluted	(0.04)	0.01	(0.03)
Weighted average shares outstanding
Basic	98,740,222	—	98,740,222
Diluted	105,927,222	—	105,927,222

This correction of the deferred liabilities resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Cash Flows:

	Nine months ended September 30, 2024			Six months ended June 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Net profit/(loss)	(29,645)	4,108	(25,537)	(21,076)	843	(20,233)
Taxes on income	7,720	(4,108)	3,612	1,503	(843)	660
Profit/(loss) before taxation	(21,925)	—	(21,925)	(19,573)	—	(19,573)
Net cash provided by/(used in) operating activities	(99,554)	—	(99,554)	(65,825)	—	(65,825)
Net cash provided by/(used in) investing activities	(104,980)	—	(104,980)	(171,993)	—	(171,993)
Net cash provided by/(used in) financing activities	173,326	—	173,326	174,079	—	174,079
Net increase in cash and cash equivalents	(31,208)	—	(31,208)	(63,739)	—	(63,739)
Cash and cash equivalents at beginning of period	218,472	—	218,472	218,472	—	218,472
Effects of exchange rate changes on cash and cash equivalents	1,935	—	1,935	3,410	—	3,410
Cash and cash equivalents at end of period	189,199	—	189,199	158,143	—	158,143

	Three months ended March 31, 2024
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Net profit/(loss)	(3,054)	814	(2,240)
Taxes on income	1,332	(814)	518
Profit/(loss) before taxation	(1,722)	—	(1,722)
Net cash provided by/(used in) operating activities	(32,605)	—	(32,605)
Net cash provided by/(used in) investing activities	(241,818)	—	(241,818)
Net cash provided by/(used in) financing activities	174,645	—	174,645
Net increase in cash and cash equivalents	(99,778)	—	(99,778)
Cash and cash equivalents at beginning of period	218,472	—	218,472
Effects of exchange rate changes on cash and cash equivalents	3,399	—	3,399
Cash and cash equivalents at end of period	122,093	—	122,093

3.
Application of new and revised International Financial Reporting Standards
3.1.
Application of new standards and amendments to existing standards

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards and interpretations effective as of January 1, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

New amendments to existing standards applied for the first time:

Standards/Amendments	Effective date
Amendment to IAS 1 — Presentation of Financial Statements (Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants)	January 1, 2024
Amendments to IAS 7 and IFRS 7 — Supplier Finance Arrangements	January 1, 2024
Amendment to IFRS 16 — Lease Liability in a Sale and Leaseback	January 1, 2024

On October 31, 2022 the IASB published the amendments ‘Non-current liabilities with covenants’ to IAS 1, ‘Presentation of financial statements’. The new amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments. With the amendments, the IASB has introduced new disclosure requirements in IFRS Standards to enhance the transparency and, thus, the usefulness of the information provided by entities about supplier finance arrangements.

On 22 September 2022, the IASB issued the amendment ‘Lease Liability in a Sale and Leaseback’ to IFRS 16 Leases. The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendments on standards and interpretations had no effect on the consolidated financial statements of the Group.

In July 2024, the IASB published an IFRIC agenda decision clarifying certain requirements for segment disclosures in accordance with IFRS 8. Since the Company is operating as one segment, we do not have any impacts of the agenda decision.

3.2.
Assessment of potential impact of future standards and amendments to existing standards

The following standards and amendments to existing standards have been issued by the IASB, but were not yet mandatory for the year ended December 31, 2024:

Standards/Amendments	Effective date	Potential effects expected on Immatics financial statements
Amendments to IAS 21 — Lack of Exchangeability	January 1, 2025	No
Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures	January 1, 2026	No
Amendments to IFRS 9 and IFRS 7 - Nature-dependent power supply contracts	January 1, 2026	No
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026	No
IFRS 18 replaces IAS 1 - Presentation and Disclosure in Financial Statements	January 1, 2027	Yes
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	No

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard and expects an impact on the presentation of the Consolidated Statement of Profit and Loss.

4.
Summary of material accounting policies applied by the Group for the annual reporting period ending December 31, 2024

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements:

4.1.
Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of December 31, 2024, the Group had two revenue-generating strategic collaboration agreements in place, one with Bristol-Myers-Squibb (“BMS”) and one agreement with ModernaTX, Inc. (“Moderna”), which both are in pre-clinical stage. Excluded are prior collaboration agreements with Genmab, BMS IMA401 and BMS Allo, the termination of which during the year ended December 31, 2024, resulted in the recognition of the remaining deferred revenue within the period, described in detail in Note 6.

Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under the collaboration agreements represent one or more combined performance obligations, the determination of the transaction price and the allocation of the transaction price to identified performance obligations.

Identification of distinct performance obligations

Pre-clinical collaboration agreements with BMS and Genmab

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

-
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

-
Advanced TCER Activities: Immatics agrees to collaborate in the development, manufacturing and commercialization of cancer immunotherapy treatments for one specified more advanced pre-clinical target identified through the use of Immatics XPRESIDENT technology. The product candidate, while in pre-clinical stage, is more advanced and therefore distinct from the Early TCER activities.
-
Database Activities: Immatics agrees to give limited insights into Immatics XPRESIDENT and XCUBE technologies. The research and development services associated with the database pillar are mainly focussed on preparing and formatting the data. The four individual reporting elements within the database agreement represent distinct performance obligations. However, as all of them are accounted for as stand ready obligations over the identical license term, the accounting treatment does not differ from a combination into one performance obligation.
-
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

Reimbursement for services

Under the collaboration agreement with Moderna, the Group receives reimbursement for employee research and development costs. In addition, the Group received reimbursements for employee research and development costs under the collaboration agreement with Genmab, which was terminated in the first quarter of 2024. These employee costs are presented as research and development expenses, while reimbursements of those costs, which is based on an FTE rate defined in the contract, are part of the transaction price and presented as revenue and not deducted from expenses.

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

Sales-based milestones and royalty payments

The collaboration agreements also include sales-based royalty payments upon successful commercialization of a licensed product. In accordance with IFRS 15.B63, where the license is predominant, the Group recognizes revenue from sales-based milestones and royalty payments at the later of either (i) the occurrence of the subsequent sale; or (ii) the performance obligation to which some or all of the sales-based milestone, or royalty payments have been allocated. The Group anticipates recognizing these milestones and royalty payments, when subsequent sales are generated from a licensed product by the collaboration partner.

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

4.2.
Deferred income tax

Deferred income tax results from temporary differences between the carrying amount of an asset or a liability and its tax base. Deferred income tax is provided in full using the liability method on temporary differences. In accordance with IAS 12 (“Income Taxes”), the deferred tax assets and liabilities reflect all temporary valuation and accounting differences between financial statements prepared for tax purposes and our consolidated financial statements. Tax losses carried forward are considered in deferred tax assets calculation. The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets with current tax liabilities and deferred tax assets with deferred tax liabilities which relate to income taxes levied by the same tax authority.

4.3.
Share-based payment

The Group’s employees as well as others providing similar services to the Group, receive remuneration in the form of share-based payments, which are equity-settled transactions. The Group’s equity-settled option plans include Matching Stock Options, Converted Stock Options, Service Options and PSUs and are described in detail in Note 10.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

4.4.
Financial Instruments

Financial assets within the scope of IFRS 9 include cash and cash equivalents, short-term deposits and receivables. Immatics determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value, plus, in case of a financial asset not at fair value through profit and loss, transaction costs. Purchases and sales of financial assets are recognized on their trade date, on which the Group commits to purchase or sell the asset. The subsequent measurement of financial assets depends on their classification as described below.

Cash and cash equivalents in the Consolidated Statement of Financial Position is comprised of cash held at banks and short-term deposits with an original maturity of three months or less. Immatics has short-term deposits with original maturities between three and 12 months, which are classified as other financial assets. Short-term deposits with an original maturity of three months or less are classified as cash and cash equivalents. Under IFRS 9, short-term deposits are classified within financial assets at amortized costs.

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

4.5.
Research and development

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research costs are expensed as incurred.

An intangible asset arising from development expenditure on an individual project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. The Group did not recognize any intangible assets from development expenditures in 2024, 2023 and 2022 due to the existing uncertainties in connection with its development activities.

5.
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

Pre-clinical collaboration agreements with BMS and Genmab

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

Moderna agreement

For the Moderna agreement, the Group assessed that these promised obligations were several distinct performance obligations, all of them being combinations of research and development services and license portions. The Group used the adjusted market assessment approach for the Early TCER Activities as well as for the Database Activities. For the Advanced TCER Activities, the Group decided to estimate a stand-alone selling price for the performance obligation by using the residual approach, since it is a unique product candidate and license and there is no available market price for the performance obligation. Under the Database

Activities, the stand ready obligation is predominant and the revenue is therefore recognized based on the term of the stand ready obligation.

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

Immatics provides development services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service (cost-to-cost method), because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the Group can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement, which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized. For more information, see Note 6.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to the Group’s history of loss-making over the last several years as well as the plans for the foreseeable future, the Group has not recognized any deferred tax assets on tax losses carried forward beyond offsetting amounts for deferred tax liabilities from temporary differences. Changes in the estimation of our potential to use tax losses carried forward can have a material effect on the Group’s net income. For more information, see Note 9.

Share-based payments

Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions.

Management determined the value of share-based awards with the assistance of a software solution of a third-party valuation specialist using certain assumptions, such as volatility, risk-free interest rate, exercise pattern and expected dividends. Changes in these estimates can have a material effect on share-based expenses recognized. For more information, see Note 10.

6.
Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2024, the Group had two revenue-generating strategic collaboration agreements in place after the termination of two collaboration agreements with Bristol Myers Squibb regarding IMA401 (“BMS IMA401”) and Allo (“BMS Allo”) as well as the termination of the collaboration agreement with Genmab A/S, Copenhagen /Denmark (“Genmab”).

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

The Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of December 31, 2024, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenues are contract liabilities within the scope of IFRS 15.

Each of the Group’s strategic collaboration agreements included a non-refundable upfront payment recognized as deferred revenue. For all collaboration agreements, these upfront payments exceeded the Group’s right to consideration for services performed under each collaboration agreement. Therefore, only deferred revenue net of contract assets is presented as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

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

The Group received a non-refundable upfront payment of €46 million ($54 million) upon signing of the agreement. The Group classified the initial receipt of the upfront payment as deferred revenue, which was recognized into revenue on a cost-to-cost basis using forecasted costs.

In October 2023, Genmab provided Immatics with notice of its decision to terminate one of the bispecific programs under the collaboration. Immatics and Genmab continue their collaboration with the development of one TCER program.

On March 14, 2024, Genmab provided us with a termination notice relating to our collaboration, originally announced in July 2018. As a result, the Group will not receive any future milestone or royalty payments under the collaboration. Immatics recognized the remaining deferred revenue of €14.9 million within revenue during the three months ended March 31, 2024.

The Group recognized €14.9 million positive revenue, €2.1 million negative revenue and €9.6 million positive revenue on a cost-to-cost method associated with the upfront payment and with reimbursements for research and development costs performed, for the years ended December 31, 2024, 2023 and 2022, respectively. The revenue for the year ended December 31, 2024 from the collaboration agreement with Genmab is positive, which results from the recognition of the remaining deferred revenue. For the year ended December 31, 2023 the Group generated a negative revenue due to changes in inputs to the cost-to-cost model which lead to an increase in expected cost of the collaboration agreement, resulting in a reduction in calculated percentage of completion.

Total deferred revenue under the agreement was €0.0 million, €14.9 million and €12.1 million as of December 31, 2024, 2023 and 2022, respectively.

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

Moderna will lead the clinical development and commercialization of cancer vaccines and TCER therapeutics resulting from the collaboration agreement. Immatics will be responsible for conducting the preclinical studies and a potential Phase 1 clinical trial investigating IMA203 TCR-T in combination with the PRAME mRNA vaccine to further enhance IMA203 T cell responses.

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

At inception of the Moderna agreement, the Group determined the transaction price. The Group evaluated inclusion of the milestones as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The contractual agreed milestone payments with Moderna relate to the license. Based on that, the Group concluded that no variable consideration, except for reimbursements, was considered as the transaction price at contract inception. At the end of each reporting period, the Group reevaluates the probability of achievement of milestones and, if necessary, adjusts its estimate of the overall transaction price. Sales-based royalties will only be recognized as sales occur since the license is the predominant item to which the royalty relates.

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

For the year ended December 31, 2023 the Group recognized €5.4 million of revenue associated with the upfront payment, €3.4 million for Advanced TCER Activities on a cost-to-cost method, €0.4 million for Early TCER Activities on a cost-to-cost method and €1.6 million for Database Activities. Total deferred revenue under the agreement was €110.9 million as of December 31, 2023.

For the year ended December 31, 2024 the Group recognized €62.8 million of revenue associated with the upfront payment, of which €45.8 million were recognized for Advanced TCER Activities on a cost-to-cost method, €9.2 million for Early TCER Activities on a cost-to-cost method and €7.8 million for Database Activities. Total deferred revenue under the agreement was €56.2 million as of December 31, 2024.

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

The Group recognized €10.9 million, €12.9 million and €23.0 million of revenue on a cost-to-cost method associated with the upfront payment for the years ended December 31, 2024, 2023 and 2022, respectively. The Group recognized €13.7 million of revenue associated with the BMS Opt-In agreement during the year ended December 31, 2023. Total deferred revenue under the agreement was €13.8 million, €24.7 million and €37.6 million as of December 31, 2024, 2023 and 2022, respectively.

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

1.
Stand-alone selling price for clinical trial services: €41.8 million
2.
Stand-alone selling price for the license grant: €91.3 million

The Group evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over the granted license is transferred at a point in time, after BMS obtains the rights to use the license at the effective date of the agreement. The performance obligation related to promised clinical trial services is satisfied over time. The Group transfers control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. At the inception of the BMS IMA401 agreement, €41.8 million were initially deferred on the Group’s Consolidated Statement of Financial Position.

On September 13, 2024, we received the notice of termination by Bristol Myers Squibb for the collaboration regarding IMA401 (“BMS IMA401”). The termination resulted in the recognition of the remaining deferred revenue of €21.0 million from the collaboration during the three months ended September 30, 2024.

The Group recognized €26.1 million, €8.8 million and €6.9 million of revenue on a cost-to-cost method associated with the upfront payment for the years ended December 31, 2024, 2023 and 2022, respectively, and €91.3 million revenue related to the license for IMA401 for the year ended December 31, 2022. Total deferred revenue under the agreement was €0.0 million, €26.0 million and 34.8 million as of December 31, 2024, 2023 and 2022, respectively.

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

On December 12, 2024, we received the notice of termination by Bristol Myers Squibb for the collaboration regarding Allo (“BMS Allo”). The termination resulted in the recognition of the remaining deferred revenue of €33.1 million from the collaboration during the three months ended December 31, 2024.

The Group recognized €41.1 million, €15.3 million and €4.9 million of revenue on a cost-to-cost method associated with the upfront payment for the year ended December 31, 2024, 2023 and 2022, respectively. Total deferred revenue under the agreement was €0.0 million, €39.3 million and €56.2 million as of December 31, 2024, 2023 and 2022, respectively.

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

The Group recognized €37.1 million of revenue associated with the upfront payment for the year ended December 31, 2022. Total deferred revenue under the agreement was €0.0 million as of December 31, 2022.

Revenue from collaboration agreements was realized with the following partners:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Revenue from collaboration agreements:
BMS, United States	78,099	50,695	126,100
Moderna, United States	62,785	5,369	—
Genmab, Denmark	14,951	(2,067)	9,617
GSK, United Kingdom	—	—	37,114
Total	155,835	53,997	172,831

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Current	35,908	100,401
Non-current	34,161	115,527
Total	70,069	215,928

7.
Financial result

Financial income and financial expenses consist of the following:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Change in fair value of liabilities of warrants	17,264	(2,079)	10,945
Interest income	25,001	13,845	2,476
Foreign currency gains	18,798	5	6,940
Gains on other financial instruments	219	—	—
Other financial income	44,018	13,850	9,416
Interest expenses	(886)	(831)	(1,038)
Foreign currency losses	(435)	(5,633)	(6,500)
Losses on other financial instruments	—	(576)	(741)
Other financial expenses	(1,321)	(7,040)	(8,279)
Financial result	59,961	4,731	12,082

The fair value of warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €0.24 ($0.25) per warrant as of December 31, 2024. The result is a decrease in fair value of liabilities for warrants of €17.3 million for the year ended December 31, 2024.

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

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents as well as short-term deposits in Immatics N.V. and Immatics GmbH.

Losses and gains on financial instruments include expected credit losses on cash and cash equivalents and other financial assets for the year ended December 31, 2024, 2023 and 2022.

8.
Personnel expenses

Personnel expenses consist of the following:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Wages and salaries
Research and development expenses	(48,906)	(37,770)	(33,694)
General and administrative expenses	(13,109)	(11,224)	(9,230)
Total Wages and salaries	(62,015)	(48,994)	(42,924)
Other employee benefits
Research and development expenses	(7,364)	(4,802)	(5,662)
General and administrative expenses	(2,321)	(1,824)	(2,049)
Total other employee benefits	(9,685)	(6,626)	(7,711)
Share-based compensation expenses
Research and development expenses	(9,587)	(11,972)	(12,925)
General and administrative expenses	(8,055)	(8,733)	(9,645)
Total share-based compensation expenses	(17,642)	(20,705)	(22,570)
Total	(89,342)	(76,325)	(73,205)

Other employee benefit expenses include employee retirement fund contributions, health insurance, and statutory social expenses. Immatics sponsors a defined contribution retirement plan for employees in Germany and the United States. During 2024, 2023 and 2022, total Group contributions to the defined contribution plan amounted to €1.6 million, €0.5 million and €0.9 million, respectively.

For the years ended December 31, 2024, 2023 and 2022, other employee benefits also include employee health insurance costs amounting to €1.8 million, €1.3 million and €0.8 million for Immatics US, Inc., statutory social expenses amounting to €5.0 million, €3.7 million and €3.2 million for our German operations and other miscellaneous expenses amounting to €0.3 million, €0.2 million and €0.1 million, respectively.

9.
Income Tax

The following table illustrates the current and deferred taxes for the periods indicated:

	Year ended December 31,
	2024	2023 (as restated)*	2022 (as restated)*
	(Euros in thousands)
Current income tax	(7,790)	—	(4,522)
Deferred income tax	1,662	2,345	(9,811)
Taxes on income	(6,128)	2,345	(14,333)

During the year ended December 31, 2024, the Group generated net profit mainly due to the recognition of revenue from the collaboration agreements with BMS, Genmab and Moderna and correspondingly recognized current income tax expenses.

The Group generated a net loss during the year ended December 31, 2023 and correspondingly recognized no current income tax expense and no equivalent current tax liability.

During the year ended December 31, 2022, the Group generated a net profit due to the recognition of revenue in connection with the license component of the BMS IMA401 Collaboration agreement correspondingly recognized current income tax expenses. This one-time revenue is not accounted for under German GAAP and consequently under German tax accounting. Instead, the Group recognizes revenue for the BMS agreement over the period of the clinical trial service under German GAAP.

For Immatics N.V., no profit in accordance with German tax accounting was incurred during the years ended December 31, 2024, 2023 and 2022, respectively.

For Immatics GmbH, the Group recognized a current income tax expense of €7.8 million, €0.0 million and €4.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The current income tax expense is calculated based on taxable income of Immatics GmbH for the year ended December 31, 2024. The Group took into account the tax losses carried forward that can be used to offset the taxable income generated during the year ended December 31, 2024 for the purpose of income tax calculation. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated by Immatics GmbH. during the years ended December 31, 2024 and December 31, 2022 is considered as an one-time profit, no deferred tax assets exceeding the deferred tax liability for temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

Immatics N.V. and Immatics US, Inc. generated losses for all periods during the years ended December 31, 2024 and December 31, 2022.

The Group continued generating losses for all entities within the Group during the year ended December 31, 2023.

The Group’s German operations were subject to a statutory tax rate of 30.2%, 30.4% and 30.4% during the year ended December 31, 2024, 2023 and 2022, respectively. The Group’s US operations were subject to a corporate income tax rate of 21% for the year ended December 31, 2024, 2023 and 2022.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the US Internal Revenue Code.

A reconciliation between taxes on income reflected on the Consolidated Statement of Profit and Loss and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year ended December 31,
	2024	2023 (as restated)*	2022 (as restated)*
	(Euros in thousands)
Profit/(loss) before taxes	21,346	(96,994)	42,036
Expected taxes	(6,453)	29,475	(12,774)
Effects
Difference in tax rates	(5,428)	(4,670)	(4,868)
Permanent Differences	6,329	(6,304)	(1,123)
Utilization of previously unrecorded tax losses carried forward	14,452	—	7,067
Non-recognition of deferred taxes on tax losses and temporary differences	(15,028)	(16,156)	(2,635)
Taxes on income	(6,128)	2,345	(14,333)

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

For the year ended December 31, 2024, 2023 and 2022, permanent differences relate to share-based compensation expenses, to transaction costs directly attributable and incremental to capital raises and to the change in fair value of the financial liabilities for the warrants.

Due to the limitations on ability to offset deferred tax liabilities with tax losses carried forward in accordance with 10d para 2 EStG, Immatics N.V. and Immatics GmbH need to account for all deferred tax liabilities for temporary differences whereas deferred tax assets can only be recognized to a certain percentage.

Deferred tax assets and deferred tax liabilities consist of the following:

	As of
	2024		2023 (as restated)*
	(Euros in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	—	—	—	—
Right-of-use asset	—	(3,494)	—	(3,392)
Deferred revenue	—	(12,379)	—	(18,216)
Other assets	331	(4,751)	—	(529)
Lease liabilities	3,596	—	3,472	—
Deferred expenses	—	—	—	—
Tax loss carryforward	10,893	—	11,199	—
Total	14,820	(20,624)	14,671	(22,137)
Netting	(14,820)	14,820	(14,671)	14,671
Net deferred tax assets/liabilities	—	(5,804)	—	(7,466)

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

For the years ended December 31, 2024, and 2023, the Group had accumulated tax losses of €301.7 million and €361.3 million, respectively, that may be offset against future taxable profits of the Group, subject to certain limitations. For €301.7 million and €361.3 million of the accumulated tax losses, no deferred tax asset has been recognised in the financial statements. For the year ended December 31, 2024, €26 million of total tax losses is subject to a 20-year carry forward period. All other tax losses have an indefinite carry forward period.

The limitation on tax loss carry forwards in Immatics US, Inc. is 80.00% of each subsequent year’s net income, starting with losses generated after January 1, 2018. These have an indefinite carry forward period, but no carry back option. Any losses generated prior to January 1, 2018 still can be utilized at 100.00% and are subject to a twenty-year carry forward expiration period. Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the Code.

10.
Share-based payments

Immatics N.V. has three share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). The 2024 Equity Plan allows the company to grant additional options.

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, management and employees have been granted different types of options.

Under the plans, the Company has the settlement choice for all options granted and has no present obligation to settle in cash, therefore, all options are treated as equity-settled transactions.

Granted options shall accelerate and become vested and exercisable in full immediately prior to and subject to the consummation of a sale event, which is not deemed probable as of December 31, 2024 and 2023 respectively.

Service Options

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based quarterly vesting schedule with a one-year cliff period. Under the 2022 Equity Plan and the 2024 Equity Plan, service options granted based on initial election to the Board of Directors will vest on a three-year time-based quarterly vesting schedule and annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $8.23, $6.99 and $6.93 for Service Option granted during the years ended December 31, 2024, 2023 and 2022, respectively and used the following assumptions:

	Year ended December 31,
	2024	2023	2022
Exercise price in USD	$10.24	$9.28	$9.39
Underlying share price in USD	$10.24	$9.28	$9.39
Volatility	101.93%	87.98%	85.44%
Time period (years)	6.04	6.06	6.07
Risk-free rate	4.08%	4.07%	3.48%
Dividend yield	0.00%	0.00%	0.00%

Service Options outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.87	7,757,974
Service Options granted in 2024	10.24	2,691,550
Service Options forfeited	11.25	202,520
Service Options exercised	9.92	91,844
Service Options expired	9.91	65,686
Service Options outstanding on December 31,	9.94	10,089,474
Service Options exercisable on December 31,	10.03	4,811,500
Weighted average remaining contract life (years)	7.41

Service Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.07	6,129,160
Service Options granted in 2023	9.28	2,004,838
Service Options forfeited	9.70	326,895
Service Options exercised	9.96	12,832
Service Options expired	10.85	36,297
Service Options outstanding on December 31,	9.87	7,757,974
Service Options exercisable on December 31,	10.06	3,048,090
Weighted average remaining contract life (years)	8.41

Service Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.57	3,725,619
Service Options granted in 2022	9.39	2,619,720
Service Options forfeited	10.63	182,832
Service Options exercised	10.40	16,312
Service Options expired	10.22	17,035
Service Options outstanding on December 31,	10.07	6,129,160
Service Options exercisable on December 31,	10.33	1,438,413
Weighted average remaining contract life (years)	8.87

Performance-Based Options (“PSUs”)

In addition, at the initial listing on Nasdaq, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company granted PSUs on February 7, 2024, which were accounted for by considering a weighted average fair value of $6.37. A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

As of February 7, 2024
Exercise price in USD	$11.15
Underlying share price in USD	$11.15
Volatility	77.62%
Time period (years)	3.23
Risk-free rate	4.12%
Dividend yield	0.00%

PSUs outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,642,000
PSUs granted in 2024	11.15	50,000
PSUs forfeited	10.00	12,000
PSUs outstanding on December 31,	10.09	3,680,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	5.60

PSUs outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,666,000
PSUs granted in 2023	—	—
PSUs forfeited	10.00	24,000
PSUs outstanding on December 31,	10.08	3,642,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	6.55

PSUs outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,696,000
PSUs granted in 2022	—	—
PSUs forfeited	10.00	30,000
PSUs outstanding on December 31,	10.08	3,666,000
PSUs exercisable on December 31,	—	—
Weighted average remaining contract life (years)	7.55

The Group recognized total employee-related share-based compensation expenses from all plans for the years ended December 31, 2024, 2023 and 2022 as set out below:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Research and development expenses	(9,587)	(11,972)	(12,925)
General and administrative expenses	(8,055)	(8,733)	(9,645)
Total share-based compensation	(17,642)	(20,705)	(22,570)

Additional outstanding awards fully vested

Immatics GmbH previously issued share-based awards to employees under different plans. As part of the initial listing on Nasdaq, all outstanding awards were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. These awards are fully vested and no additional expense is recognized.

Matching Stock Options outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,342,648
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	25,938
Matching Stock Options expired	10.00	912
Matching Stock Options outstanding on December 31,	10.00	1,315,798
Matching Stock Options exercisable on December 31,	10.00	1,315,798
Weighted average remaining contract life (years)	5.50

Matching Stock Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,348,004
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	720
Matching Stock Options expired	10.00	4,636
Matching Stock Options outstanding on December 31,	10.00	1,342,648
Matching Stock Options exercisable on December 31,	10.00	1,342,648
Weighted average remaining contract life (years)	6.50

Matching Stock Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,406,468
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	10.00	11,910
Matching Stock Options expired	10.00	46,554
Matching Stock Options outstanding on December 31,	10.00	1,348,004
Matching Stock Options exercisable on December 31,	10.00	1,348,004
Weighted average remaining contract life (years)	7.50

Converted Options outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.81	503,310
Converted Options forfeited	—	—
Converted Options exercised	1.22	23,207
Converted Options expired	1.24	2,261
Converted Options outstanding on December 31,	2.90	477,842
Converted Options exercisable on December 31,	2.90	477,842
Weighted average remaining contract life (years)	3.00

Converted Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.74	525,181
Converted Options forfeited	1.14	909
Converted Options exercised	1.24	20,951
Converted Options expired	0.85	11
Converted Options outstanding on December 31,	2.81	503,310
Converted Options exercisable on December 31,	2.81	503,310
Weighted average remaining contract life (years)	4.01

Converted Options outstanding as of December 31, 2022:

	2022
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.64	566,311
Converted Options forfeited	1.36	12,328
Converted Options exercised	1.24	20,337
Converted Options expired	1.35	8,465
Converted Options outstanding on December 31,	2.74	525,181
Converted Options exercisable on December 31,	2.75	392,258
Weighted average remaining contract life (years)	5.01

11.
Accounts receivables

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Receivables from collaboration agreements	5,857	4,093
Total	5,857	4,093

As of December 31, 2024 and 2023, no expected credit losses were recognized.

12.
Other current and non-current assets

Other current assets consist of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Prepaid expenses	12,048	10,619
Value added tax receivables	888	1,644
Other assets	6,310	7,119
Total	19,246	19,382

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

Prepaid expenses also include expenses for licenses and software of €3.6 million as of December 31, 2024 and €7.0 million as of December 31, 2023 and prepaid maintenance expenses of €1.2 million as of December 31, 2024 and €0.9 million as of December 31, 2023 The remaining prepaid expenses of €7.2 million as of December 31, 2024 and €2.7 million as of December 31, 2023 are mainly prepayments for clinical research organizations, insurance and other services.

Other assets include receivables from capital gains tax of €5.9 million as of December 31, 2024 and €3.1 million as of December 31, 2023.

Other non-current assets consist of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Prepaid expenses	333	1,414
Other assets	917	603
Total	1,250	2,017

13.
Property, plant and equipment

Property, plant and equipment consist of the following:

(Euros in thousands)	Laboratory equipment	Computer equipment	Office equipment and installations	Lease hold improvements	Total
Cost as of January 1, 2023	22,433	4,893	2,776	3,836	33,938
Additions	8,722	1,866	1,502	22,315	34,405
Disposals	(506)	—	(1)	(211)	(718)
Currency translation differences	(383)	(49)	(54)	(527)	(1,013)
Cost as of December 31, 2023	30,266	6,710	4,223	25,413	66,612
Accumulated depreciation as of January 1, 2023	(14,104)	(3,605)	(2,305)	(468)	(20,482)
Additions	(2,304)	(577)	(238)	(168)	(3,287)
Disposals	506	—	1	211	718
Currency translation differences	152	25	9	—	186
Accumulated depreciation as of December 31, 2023	(15,750)	(4,157)	(2,533)	(425)	(22,865)
Net book value as of December 31, 2023	14,516	2,553	1,690	24,988	43,747
Cost as of January 1, 2024	30,266	6,710	4,223	25,413	66,612
Additions	7,101	763	709	4,306	12,879
Disposals	(5)	—	(8)	—	(13)
Currency translation differences	1,045	110	112	1,698	2,965
Cost as of December 31, 2024	38,407	7,583	5,036	31,417	82,443
Accumulated depreciation as of January 1, 2024	(15,750)	(4,157)	(2,533)	(425)	(22,865)
Additions	(4,172)	(877)	(730)	(2,847)	(8,626)
Disposals	3	—	7	—	10
Currency translation differences	(380)	(60)	(31)	(111)	(582)
Accumulated depreciation as of December 31, 2024	(20,299)	(5,094)	(3,287)	(3,383)	(32,063)
Net book value as of December 31, 2024	18,108	2,489	1,749	28,034	50,380

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €8.7 million for the year ended December 31, 2024, of which €0.0 million are in construction.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €28.3 million for the year ended December 31, 2023, of which €24.4 million are in construction.

The acquired property, plant and equipment include non-cash investments of €0.8 million and €4.2 million for the year ended December 31, 2024 and 2023, respectively.

The unpaid investments decreased from €4.2 million as of December 31, 2023 to €0.8 million as of December 31, 2024 which is accounted for in accounts payable.

Depreciation expenses consist of the following:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Research and development expenses	(6,600)	(2,419)	(2,039)
General and administrative expenses	(2,026)	(868)	(1,090)
Total	(8,626)	(3,287)	(3,129)

14.
Intangible assets

Intangible assets consist of the following:

(Euros in thousands)	Patents and licenses	Software licenses	Total
Cost as of January 1, 2023	2,029	988	3,017
Additions	82	76	158
Currency translation differences	(59)	(4)	(63)
Cost as of December 31, 2023	2,052	1,060	3,112
Accumulated amortization as of January 1, 2023	(559)	(826)	(1,385)
Additions	(85)	(138)	(223)
Currency translation differences	15	4	19
Accumulated amortization as of December 31, 2023	(629)	(960)	(1,589)
Net book value as of December 31, 2023	1,423	100	1,523
Cost as of January 1, 2024	2,052	1,060	3,112
Additions	202	6	208
Currency translation differences	113	7	120
Cost as of December 31, 2024	2,367	1,073	3,440
Accumulated amortization as of January 1, 2024	(629)	(960)	(1,589)
Additions	(104)	(78)	(182)
Currency translation differences	(33)	(7)	(40)
Accumulated amortization as of December 31, 2024	(766)	(1,045)	(1,811)
Net book value as of December 31, 2024	1,601	28	1,629

Amortization expenses consist of the following:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Research and development expenses	(98)	(115)	(93)
General and administrative expenses	(84)	(108)	(125)
Total	(182)	(223)	(218)

15.
Leases

Right-of-use assets consist of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Buildings	13,154	12,849
Laboratory equipment	—	284
Vehicles	107	116
IT and telecommunication	71	59
Other assets	—	—
Total	13,332	13,308

Lease liabilities consist of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Lease liabilities – current	2,851	2,604
Lease liabilities – non-current	13,352	12,798
Total	16,203	15,402

Additions to the right-of-use assets and liabilities were €2.7 million and €4.3 million for the year ended December 31, 2024 and 2023, respectively.

Currency translation differences included in right-of-use assets were €0.4 million and €0.3 million for the year ended December 31, 2024 and 2023, respectively.

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

Expenses related to right-of-use assets and lease liabilities consist of the following:

	Year ended December 31,
Depreciation expenses of right-of-use assets	2024	2023	2022
	(Euros in thousands)
Buildings	(3,213)	(3,265)	(3,151)
Laboratory equipment	(115)	(360)	(277)
Vehicles	(64)	(72)	(66)
IT and telecommunication	(25)	(26)	(103)
Other assets	—	—	(23)
Total	(3,417)	(3,723)	(3,620)
Interest expenses from leases	(886)	(801)	(613)
Expenses relating to short-term leases	—	(1,548)	(144)
Expenses relating to low-value assets	(85)	(86)	(46)

The total cash payments for leases were €4.2 million, €4.8 million and €3.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the Group has committed lease payments associated with lease liabilities of €23.5 million, of which €4.0 million will occur in the next 12 months. The remaining lease payments will occur between January 1, 2025 and June 30, 2033.

The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised.

The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount up to €29.3 million until 2043 for the year ended December 31, 2024 and up to €28.0 million until 2043 for the year ended December 31, 2023. For commitments for future lease payments, refer to Note 21.

16.
Accounts payables

Accounts payables consist of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Trade payables	10,112	7,666
Accrued liabilities	10,581	17,540
Total	20,693	25,206

Accounts payables are non-interest-bearing and are due within one year. The carrying amounts of accounts payables represent fair values due to their short-term nature. The decrease is mainly driven by the decrease in business activities and include accounts payables for property, plant and equipment.

17.
Other current liabilities

Other current liabilities consist of the following:

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Payroll tax	2,008	3,560
Income tax liability	1,761	4,298
Accrual for vacation	1,579	1,277
Other liabilities	1,457	213
Total	6,805	9,348

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

18.
Shareholders’ equity

As of December 31, 2024 and 2023, the total number of ordinary shares of Immatics N.V. outstanding is 121,550,169 and 84,657,789 with a par value of €0.01, respectively.

On January 22, 2024, the Group closed an offering of 18,313,750 ordinary shares with a public offering price of €10.10 ($11.00) per ordinary share. The Group received gross proceeds of €185.0 million ($201.5 million) less transaction costs of €11.6 million ($12.6 million), resulting in an increase in share capital of €183.0 thousand and share premium of €173.2 million.

On October 15, 2024, the Group closed an offering of 16,250,000 ordinary shares with a public offering price of €8.48 ($9.25) per ordinary share. The Group received gross proceeds of €137.9 million ($150.3 million) less transaction costs of €8.6 million ($9.4 million) resulting in an increase in share capital of €162.5 thousand and share premium of €129.1 million.

In addition, on November 12, 2024, the Group issued 2,185,884 shares with a public offering price of €8.71 ($9.25) per ordinary share from the exercise of the option to purchase additional shares according to the underlying offering from October 15, 2024. The Group received gross proceeds of €19.0 million ($20.2 million) less transaction costs of €1.1 million ($1.2 million) resulting in an increase in share capital of €21.9 thousand and share premium of €17.9 million.

Additionally, the number of ordinary shares increased by 142,746 during the year ended December 31, 2024, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €1.4 thousand and share premium of €1.1 million.

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

19.
Financial Risk Management Objectives and Policies

The Group’s principal financial assets comprise cash and cash equivalents, short-term deposits and accounts receivables. The main purpose of these financial assets is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. The Group has various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

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

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in euros and U.S. dollars and maintained with five financial institutions in Germany and three in the United States. Our accounts receivables are denominated in euros.

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

The maximum default risk is €610.3 million and €430.0 million as of December 31, 2024 and 2023, respectively. These amounts consist of €236.7 million and €218.5 million cash and cash equivalents, €5.9 million and €4.1 million accounts receivables as well as €367.7 million and €207.4 million other financial assets as of December 31, 2024 and 2023, respectively.

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

Our cash and cash equivalents were €236.7 million as of December 31, 2024. Approximately 80% of our cash and cash equivalents were held in Germany, of which approximately 60% were denominated in euros and 40% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as other financial assets denominated in euros in the amount of €99.3 million and U.S. dollars in the amount of €268.4 million as of December 31, 2024.

The Group recognized significant foreign exchange income and losses in 2024 and 2023, as Immatics N.V.’s and Immatics GmbH’s functional currency is euro, due to significant holdings of U.S. dollar amounts.

Cash and cash equivalents and other financial assets balances denominated in U.S. dollars held by entities with functional currency of euro are as follows:

Cash, cash equivalents and other financial assets of Immatics N.V. and Immatics GmbH held in USD

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Cash and cash equivalents	76,351	76,381
Other financial assets	268,423	112,713
Total assets exposed to the risk	344,774	189,094

Conversion rate EUR/USD as of December 31, 2024: 1/1.0389

In 2024, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group’s profit would have been €31.3 million lower/€38.3 million higher, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.

Sensitivity analysis of Immatics N.V. and Immatics GmbH for 2024:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 10% against U.S. dollars	1.1428	(31,343)	313,431
Euro strengthens by 10% against U.S. dollars	0.9350	38,308	383,083

In 2023, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group’s profit would have been €17 million lower/€21 million higher, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.

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

Sensitivity analysis of Immatics US, Inc. for 2024:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 10% against U.S. dollars	1.1428	(7,395)	73,953
Euro strengthen by 10% against U.S. dollars	0.9350	9,039	90,387

Sensitivity analysis of Immatics US, Inc. for 2023:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 10% against U.S. dollars	1.2155	(970)	9,705
Euro strengthen by 10% against U.S. dollars	0.9945	1,186	11,861

Liquidity risk

The Group continuously monitors its risk to a shortage of funds. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises.

As of December 31, 2024, and 2023, the Group held the following funds to counteract liquidity risk.

	As of
	December 31, 2024	December 31, 2023
	(Euros in thousands)
Cash and cash equivalents	236,748	218,472
Short-term deposits	367,704	207,423
Total funds available	604,452	425,895

Market risk and currency risk of warrants

We are exposed to financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the Nasdaq Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €0.2 million with a corresponding effect in the equity as of December 31, 2024. A reasonable increase/decrease in the warrant price by 10%, with all other variables held constant, would lead to a loss/gain before tax of €1.9 million with a corresponding effect in the equity as of December 31, 2023.

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. dollar while the functional currency of Immatics N.V. is euro.

If the euro had weakened/strengthened by 10% against U.S. dollars, with all other variables held constant, the Group’s gain/loss before tax would be €0.2 million/(€0.2 million) with a corresponding effect in the equity as of December 31, 2024.

If the euro had weakened/strengthened by 10% against U.S. dollars, with all other variables held constant, the Group’s gain/loss before tax would be €1.7 million/(€2.1 million) with a corresponding effect in the equity as of December 31, 2023.

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

20.
Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements as of December 31, 2024 and 2023, respectively.

	Carrying amount per measurement category
	Financial assets as of December 31, 2024		Financial liabilities as of December 31, 2024
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2024
Current/non-current assets
Cash and cash equivalents	—	236,748	—	—	—	236,748
Short-term deposits*	—	367,704	—	—	—	367,704
Accounts receivables	—	5,857	—	—	—	5,857
Other current/non-current assets*	—	1,244	—	—	19,252	20,496
Current/non-current liabilities
Accounts payables	—	—	—	20,693	—	20,693
Other current liabilities	—	—	—	50	6,755	6,805
Liabilities for warrants	—	—	1,730	—	—	1,730
Lease liabilities	—	—	—	—	16,203	16,203
Total	—	611,553	1,730	20,743	42,210

	Carrying amount per measurement category
	Financial assets as of December 31, 2023		Financial liabilities as of December 31, 2023
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2023
Current/non-current assets
Cash and cash equivalents	—	218,472	—	—	—	218,472
Short-term deposits*	—	207,423	—	—	—	207,423
Accounts receivables	—	4,093	—	—	—	4,093
Other current/non-current assets*	—	4,552	—	—	16,847	21,399
Current/non-current liabilities
Accounts payables	—	—	—	24,280	926	25,206
Other current liabilities	—	—	—	50	9,298	9,348
Liabilities for warrants	—	—	18,993	—	—	18,993
Lease liabilities	—	—	—	—	15,402	15,402
Total	—	434,540	18,993	24,330	42,473

* “Short-term deposits” are classified within the balance sheet item “other financial assets”. Other current/non-current assets classified as financial instruments comprise mainly of deposits.

The book value of financial assets and liabilities other than lease liabilities and liabilities for warrants represent a reasonable approximation of the fair value.

All financial assets and financial liabilities classified as "at fair value through profit and loss" are measured by using quoted prices in an active market for identical assets and liabilities (Level 1), respectively.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Profit and Loss as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.

The Group’s net results from financial instruments by measurement categories are disclosed below for the years ended December 31, 2024, 2023 and 2022, respectively.

	Year ended December 31,
(Euros in thousands)	2024	2023	2022
Financial assets at amortized cost	43,583	7,612	1,849
Financial assets at fair value through profit and loss	—	—	—
Financial liabilities at amortized cost	(886)	(802)	(712)
Financial liabilities at fair value through profit and loss	17,264	(2,079)	10,945
Total	59,961	4,731	12,082

The following table shows the changes of the liabilities from financing activities, classified as cash effective and non-cash effective as of December 31, 2024 and 2023, respectively.

(Euros in thousands)	January 1, 2024	Cash effective	Non-cash effective	December 31, 2024
Liabilities for warrants	18,993	—	(17,263)	1,730
Lease Liabilities	15,402	(2,012)	2,813	16,203
Total	34,395	(2,012)	(14,450)	17,933

(Euros in thousands)	January 1, 2023	Cash effective	Non-cash effective	December 31, 2023
Liabilities for warrants	16,914	—	2,079	18,993
Lease Liabilities	14,563	(3,850)	4,689	15,402
Total	31,477	(3,850)	6,768	34,395

21.
Commitments and contingencies

Contractual obligations for 2024 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,698	5,742	4,765	5,468	19,673
Other lease obligations	349	761	792	1,902	3,804
Other contractual obligations	915	1,990	1,462	79	4,446
Total	4,962	8,493	7,019	7,449	27,923

Contractual obligations for 2023 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,700	5,205	3,890	6,514	19,309
Other lease obligations	500	1,090	1,136	—	2,726
Total	4,200	6,295	5,026	6,514	22,035

Other lease obligations comprise of obligations for leases classified as short-term and low value as well as obligations for leases signed but not yet started.

Other contractual obligations comprise of obligations for contingent liabilities of contracts.

The warrants will expire on July 1, 2025, five years after the completion of the ARYA Merger or earlier upon redemption or liquidation in accordance with their terms.

The Group is potentially liable to pay €0.8 million and €1.6 million to a third party upon successfully completing the milestone of the first clinical lead selection in connection with Immatics collaboration agreements as of December 31, 2024, and 2023, respectively. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

22.
Related party disclosures

Key management personnel have been defined as the members of the Executive Committee of Immatics N.V.

Compensation of key management personnel consists of the following:

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Fixed	3,848	3,611	2,706
Variable	1,733	1,818	1,543
Share-based compensation expenses	9,002	14,033	14,325
Total	14,583	19,462	18,574

Fixed and variable key management compensation represents short-term employee benefits.

The non-executive members of the Board of Directors of the Group received a fixed fee.

Total compensation for the non-executive members of the Board amounted to €2.6 million in 2024:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Alise Reicin	Total
Board compensation	85	68	63	48	48	48	48	21	429
Share-based compensation expenses	285	285	285	285	285	269	287	211	2,192
Total	370	353	348	333	333	317	335	232	2,621

Total compensation for the non-executive members of the Board amounted to €1.7 million in 2023:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Total
Board compensation	80	60	56	43	43	23	43	348
Share-based compensation expenses	203	203	203	203	203	97	206	1,318
Total	283	263	259	246	246	120	249	1,666

Total compensation for the non-executive members of the Board amounted to €1.7 million in 2022:

(Euros in thousands)	Peter Chambré	Friedrich von Bohlen und Halbach	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Nancy Valente	Eliot Forster	Total
Board compensation	80	40	55	52	40	40	32	40	379
Share-based compensation expenses	178	206	177	177	177	177	64	180	1,336
Total	258	246	232	229	217	217	96	220	1,715

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and, in addition, performance-based options to its management upon closing of the ARYA Merger. This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). The 2024 Equity Plan allows the company to grant additional options.

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based quarterly vesting schedule with a one-year cliff period. Under the 2022 Equity Plan and the 2024 Equity Plan, service options granted based on initial election to the Board of Directors will vest on a three-year time-based quarterly vesting schedule and annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value. The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ Directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Executive Director
Harpreet Singh	Performance-based options	June 30, 2020	1,598,000	10.00	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10.00	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
Harpreet Singh	Converted Stock options	June 30, 2020	30,939	1.06	July 1, 2027
Harpreet Singh	Converted Stock options	June 30, 2020	145,371	1.17	January 1, 2028
Harpreet Singh	Service options	December 17, 2020	168,000	9.70	December 17, 2030
Harpreet Singh	Service options	December 9, 2021	168,000	11.00	December 9, 2031
Harpreet Singh	Service options	June 14, 2022	135,000	7.94	June 14, 2032
Harpreet Singh	Service options	December 13, 2022	388,000	9.75	December 13, 2032
Harpreet Singh	Service options	December 5, 2023	390,000	9.06	December 5, 2033
Harpreet Singh	Service options	December 3, 2024	300,000	8.06	December 3, 2034
Non-executive Directors
Peter Chambré	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
Peter Chambré	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Peter Chambré	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Peter Chambré	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Peter Chambré	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Adam Stone	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Adam Stone	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Adam Stone	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Adam Stone	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Adam Stone	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Heather L. Mason	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Heather L. Mason	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Heather L. Mason	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Heather L. Mason	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Heather L. Mason	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Michael G. Atieh	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Michael G. Atieh	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Michael G. Atieh	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Michael G. Atieh	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Michael G. Atieh	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Paul Carter	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Paul Carter	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Paul Carter	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Paul Carter	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Paul Carter	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2030
Eliot Forster	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Eliot Forster	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Eliot Forster	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Eliot Forster	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Mathias Hothum	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Mathias Hothum	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Alise Reicin	Service options	July 29, 2024	60,000	12.08	June 29, 2034

In 2024, an additional aggregate of 718,000 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel who are members of the Executive Committee but not Directors. Certain key management personnel were also participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan).

Until December 31, 2024, no options granted to directors and executive officers were forfeited or exercised. Refer to section “10. Share-based payments” regarding further details of the Group’s share-based compensation.

There are no outstanding balances, including commitments, other than the above mentioned with related parties.

The Group did not enter into transactions with related entities in 2024, 2023 and 2022 other than the mentioned compensation contracts.

23.
Earnings and Loss per Share

The Group reported basic and diluted loss and earnings per share during the year ended December 31, 2024, 2023 and 2022. Basic earnings and loss per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period.

Diluted earnings and loss per share for the year ended December 31, 2024 are calculated by adjusting the weighted average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price for the year ended December 31, 2024 are excluded from the calculation of diluted weighted average number of ordinary shares.

The Group generated a profit during the year ended December 31, 2024. Therefore all instruments under the 2020, 2022 and 2024 Equity Plan that have an exercise price below the weighted average share price for the year ended December 31, 2024 are dilutive instruments and are included in the calculation of diluted weighted average number of ordinary shares outstanding. The 7,187,500 Immatics Warrants issued in 2020 and outstanding as of December 31, 2024 have an exercise price exceeding the Group’s weighted average share price for the year ended December 31, 2024 and are therefore not included in the calculation.

For the year ended December 31, 2023 the Group was loss-making. The Group’s weighted average share price was below the exercise price for the given period. Therefore, Immatics Warrants have no dilutive effect.

Diluted earnings and loss per share for the year ended December 31, 2022 are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board of Directors and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price for the year ended December 31, 2022 are excluded in the calculation of diluted weighted average number of ordinary shares.

	Year ended December 31,
	2024	2023 (as restated)*	2022 (as restated)*
	(Euros in thousands, except share and per share data)
Numerator:
Net Profit/(loss)	15,218	(94,649)	27,703
Adjustments of profit or loss	—	—	—
Net Profit/(loss) available to common shareholders	15,218	(94,649)	27,703

Denominator:
Weighted average shares outstanding - basic	105,744,929	80,546,682	67,220,824
Effect of potentially dilutive warrants / shares option	1,050,171	—	1,604,082
Weighted average shares outstanding - diluted	106,795,100	80,546,682	68,824,906

Earning/(Loss) per share - basic	0.14	(1.18)	0.41
Earning/(Loss) per share - diluted	0.14	(1.18)	0.40

* See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

24.
Events occurring after the reporting period

The Company evaluated further subsequent events for recognition or disclosure through March 27, 2025 and did not identify additional material subsequent events.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: March 27, 2025

Immatics N.V.
By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director