Form 20-F
period 2025-12-31
Immatics N.V.
filed 2026-03-05
CIK 1809196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.01 per share: 134,071,432

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise stated or the context otherwise indicates, (i) references to the “company”, “the Group”, “we”, “our” or “us” refer to Immatics N.V., together with its subsidiaries, including Immatics Biotechnologies GmbH; (ii) references to “Immatics” refer solely to Immatics N.V.; (iii) references to “Immatics OpCo” refer solely to Immatics Biotechnologies GmbH. Immatics N.V. is a Dutch public limited liability company (naamloze vennootschap) incorporated on March 10, 2020 and the holding company of Immatics Biotechnologies GmbH, a German biopharmaceutical company incorporated in 2000 focused on the development of T cell receptor-based immunotherapies for the treatment of cancer; and (iv) references to "the Board" or "our Board" refer to the board of directors of Immatics N.V.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding our current expectations or forecasts of future events. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential”, among others. These forward-looking statements include:

•
the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials, including our Adoptive Cell Therapy (“TCR T”) and bispecific T cell engaging receptor (“TCR bispecific”) trials;
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
•
the potential advantages and differentiated profile of TCR T-cell therapy and TCR bispecific product candidates compared to existing therapies for the applicable indications;
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

We are a clinical-stage biopharmaceutical company active in the development and discovery of potential T cell redirecting immunotherapies for the treatment of cancer. We have no products approved for commercial sale and have not generated revenue from product sales. We have incurred substantial net losses in each year since inception. As of December 31, 2025, we had accumulated consolidated losses of €786.0 million. We do not expect to generate meaningful revenue from commercializing products for several years. We expect to incur significant additional and increasing operating losses in the future as we continue and expand our research and development efforts and, if approved, marketing and commercialization efforts for our product candidates.

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

As a result, we will need to raise additional capital to fund our operations and execute our business plan. We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research, development, commercialization or growth efforts.

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

Both Immatics and Immatics US, Inc. (“Immatics US”) incurred significant losses in the past and therefore are entitled to use net operating loss carryforwards. For the year ended December 31, 2025, we had German federal net operating loss carryforwards of €204.7 million and Immatics US had U.S. federal net operating loss carryforwards of €288.8 million. There can be no assurance that we will be able to generate sufficient income that allows us to use such loss carryforwards before their expiration. In addition, the operating loss carryforwards are subject to various limitations, including limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) if Immatics US has a cumulative change in ownership of more than 50% within a three-year period.

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

•
lower than anticipated patient retention rates and difficulties in maintaining contact with patients after treatment, resulting in incomplete data, which risk may be heightened as potential enrollees in our TCR T trials may opt to participate in other clinical trials because of the length of time between the time that their tumor is analyzed and the cellular product is manufactured and infused back into the patient;

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

• delays and disruptions as a result of health pandemics or political or geopolitical events.

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

Clinical trials are expensive and difficult to design, implement and conduct, in part because they are subject to rigorous regulatory requirements. Because our TCR T product candidates are based on new cell therapy technologies and manufactured on a patient-by-patient basis, we expect that such candidates will require extensive research and development and have substantial manufacturing costs per dose. Our TCR bispecific product candidates also require extensive research and development, as the applicable technology is new and experience with developing such biologics is rare in the field. Moreover, the development of a companion diagnostic will also require extensive research and development, and such companion diagnostic must be suitable to support both enrollment into larger clinical trials and routine hospital procedures after marketing approval. Any failure or delay in developing a suitable companion diagnostic will delay or make it impossible to conduct larger clinical trials for TCR T-cell therapy product candidates and/or TCR bispecific product candidates.

In addition, costs to treat patients with recurrent and/or refractory cancer and to treat potential side effects that may result from our product candidates, non-investigational medicinal products, rescue or prophylactic medication applied in our clinical trials can be significant. Some clinical trial sites do not bill or obtain coverage from Medicare, Medicaid, health insurance or other third-party payors for some or all of these costs for patients enrolled in our clinical trials, and we can be required by those trial sites to pay such costs. In countries outside the United States, we expect that all costs related to the clinical trial and to the management of study patients (for example, management of adverse reactions or hospitalization) are paid by the sponsor of the clinical trial. As trial designs for development of our product candidates are complex, our clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products. At some point, we may combine two or more of our TCR T-cell therapy or TCR bispecific product candidates within one clinical trial or within a multi-TCR-T or multi-TCR bispecifics concept in order to enhance clinical efficacy results and to increase the patient population. The setup and conduct of such multi-TCR-T or multi-TCR bispecifics clinical trials is expensive and may bear unknown risks, such as regulatory, preclinical, safety and manufacturing risks. In addition, our proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. We are also responsible for the manufacturing costs of products for patients that do not receive the product due to any reason (for example, rapid degradation of general health status, not meeting inclusion/exclusion criteria for infusion). Depending on the number of patients that we ultimately screen and enroll in our trials, the number of trials that we may need to conduct, and the companion diagnostic we need to develop, our overall clinical trial costs may be higher than for more conventional treatments.

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

While we have and will continue to implement advancements to the process, the current methods of treatment are very labor intensive and expensive, which has limited their widespread application. We have and will continue to develop new processes that we anticipate will enable more efficient manufacturing of TCR T. We may have difficulty demonstrating that the products produced from our new processes are comparable to the existing products. The FDA, the EMA and comparable regulatory authorities may require changes to our manufacturing specifications and/or additional clinical testing before permitting a larger clinical trial with the new processes, and the product may not demonstrate the desired activity in new clinical trials. In the manufacturing of cellular products, even small changes in manufacturing processes could alter the cell types, so our ability to predict the outcomes with newer manufacturing processes is limited. The changes that we have made to the historical manufacturing process may require additional testing, which may increase costs and timelines associated with these developments.

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

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Anzu-cel received Orphan Drug Designation from the FDA for the treatment of cutaneous and uveal melanoma in January 2026 and November 2025, respectively.

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

We have RMAT Designation for anzu-cel (IMA203) in multiple relapsed and/or refractory HLA-A*02:01-positive and PRAME-expressing cancers. We currently do not have RMAT Designation, Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation or comparable designations by comparable regulatory authorities for any of our other product candidates. A drug is eligible for RMAT designation if the drug is a regenerative medicine therapy, intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. Advantages of the RMAT designation include early interactions with the FDA that may be used to discuss potential surrogate or intermediate endpoints for accelerated approval and potential ways to satisfy post-approval requirements, potential priority review of the biologics license application (BLA) and other opportunities to expedite development and review. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

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

Our product candidates are cellular products or biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. The manufacture of our cellular product candidates involves complex processes, including, for example, for ACTengine genetically modified autologous T cell products (anzu-cel (IMA203) and IMA204), harvesting and transporting blood cells from every patient for engineering of the T cells to express a specific T cell receptor for a tumor target, ex vivo multiplying the T cells to obtain the desired cell numbers for the dose, and finally transporting of the T cell product back to the patient for infusing the modified T cells back into the same patient. As a result of the complexities, the cost to manufacture cellular products per dose is generally higher than traditional small molecule chemical compounds or biologics, and the manufacturing process is less reliable, more variable and is more difficult to reproduce. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ blood cells, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material especially from heavily treated cancer patients, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material, or any intermediate product at any point in the process, or if any product does not meet the present specifications, the manufacturing process for that patient will need to be restarted, sometimes including re-collection of blood cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen, that failed product manufacture may prevent a patient from getting a T cell product. If microbial, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

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

Currently, our cellular product candidates are manufactured using processes developed or modified by us based on current industry standards sufficient, but we may not intend to use such processes for future advanced clinical trials or commercialization. We anticipate implementing further developments for commercial manufacturing. Although we believe that this process is commercially viable, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process upscaling, scale-out, process reproducibility, technology transfer, stability issues, lot consistency, and timely availability of raw materials. This includes potential risks associated with the FDA not agreeing with all of the details of our validation data or our potency assay for our clinical trials. Furthermore, we or some of our CMOs may not be able to establish comparability of our/their products with the TCR T-cell therapy products used in our clinical trials or may not be fully validated prior to starting our registration-enabling clinical trial. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

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

As a company, we have never commercialized a product for any indication. If we receive regulatory approval for one or more of our product candidates from the FDA, the EMA or comparable regulatory authorities, we will need robust internal sales, marketing and distribution capabilities to commercialize such products, which will be expensive and time-consuming, or enter into collaborations with third parties to perform these services.

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

Our TCR T product candidate may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of TCR T-cell therapy and may result in issues regarding the allocation of reimbursements between our therapy and the other agents, all of which may affect our ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

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

We currently rely on third parties for the manufacture of certain of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

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

Regulation of AI is rapidly evolving worldwide as legislatures and regulators are increasingly focusing on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which entered into force on August 1, 2024, with some provisions effective in 2025, and most other provisions scheduled to become effective in August, 2026. Additionally, the EU Commission developed and released a Code of Practice for providers of general-purpose AI (“GPAI”) models, which addresses critical areas such as transparency, copyright-related rules and risk management. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered limited or low risk. There is a risk that our current or future AI-powered solutions may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects. It is possible that new laws and regulations will be adopted in the United States and other jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect our use of AI in our business and operations generally.

For example, California enacted new laws in 2025 that regulate use of AI and provide consumers with additional protections around companies’ use of AI, such as requiring companies to address issues relating to companion chatbots, algorithmic pricing, and deepfakes and to disclose certain uses of generative AI, and the California Privacy Protection Agency recently finalized regulations under the CCPA regarding the use of automated decision making. Any changes at the federal level, together with state-level laws regulating AI that entered into force in 2025 or are expected to enter into force in 2026, could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Outside of the EU and the United States, other countries such as Peru, China, South Korea and Thailand have adopted AI related laws and regulations, and many other countries such as Canada, the United Kingdom and Brazil have draft laws, regulations and guidance in various stages of drafting, introduction and adoption. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our products in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The cost to comply with such laws or regulations could be significant and may increase our operating expenses, and we could incur liability resulting from the violation of applicable laws and regulations as well as contracts to which we are a party or civil claims. Any of these factors could have an adverse effect on our business, results of operations, and financial condition.

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

Several foreign jurisdictions, including the United Kingdom, the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA” and collectively, “CCPA”) increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the CPRA significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. As we expand our operations and research and development efforts, the CCPA may impose new and burdensome privacy compliance obligations on our business, may increase our compliance costs and potential liability. Other states have enacted and are considering enacting similar laws and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

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

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area (the “EEA”), such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains. For example, in July 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the so-called Privacy Shield, which provided a framework for data transferred from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the EU. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework (the “EU-U.S. DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that the EU-U.S. DPF ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision continues to face uncertainty regarding potential legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was.

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

Additionally, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Following the UK’s exit from the EU or Brexit, there has been increasing scope for divergence in application, interpretation and enforcement of the data protection between these territories. For example, the UK passed the Data (Use and Access) Act in June 2025, which alters the similarities between the UK and EEA data protection regimes and may threaten the UK adequacy decision from the EU Commission allowing the free flow of personal data from the UK to the EEA, which may lead to additional compliance costs and could increase our overall risk. The interaction of the UK’s revised data protection regime with those of the EEA could add legal risk, uncertainty, complexity, and cost to our handling of European personal data and our privacy and security compliance programs, and could require us to implement different compliance measures for the UK and EEA. In addition, on October 12, 2023, the UK-U.S. Data Bridge went into effect to operate as an extension of the EU-U.S. DPF to enable the transfer of personal data between the UK and certified entities in the United States. This Data Bridge remains subject to potential legal challenges and may be affected by any challenges to the EU-U.S. DPF. As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain changes to our data transfer policies and procedures, and update and implement revised documentation and measures for transfers of personal information outside the EEA and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.

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

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of new technologies, including AI, keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Further, as the COVID-19 pandemic led to an increased number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business. Because we rely on third parties in our business, we rely on the cybersecurity practices and policies adopted by such third parties, including third-party CROs and other contractors and consultants. Our ability to monitor the cybersecurity practices of third parties with whom we partner is limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the systems or networks owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure. We cannot guarantee that our efforts, or the efforts of those upon whom we rely on and partner with, will be successful in preventing any such information security incidents.

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

As of December 31, 2024, our management has identified a material weakness in our internal control over financial reporting and has concluded that, due to such material weakness, our disclosure controls and procedures were not effective. While we have remediated the material weakness during the year, we may again fail to maintain an effective system of internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our ordinary shares.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2026, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the application of U.S. GAAP, as of January 1, 2026. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

Risks Related to Taxation

We believe that we were a passive foreign investment company, or PFIC, in our taxable year ending December 31, 2025, and we may be a PFIC for future taxable years, which could result in adverse U.S. federal income tax consequences for U.S. investors in our ordinary shares or warrants.

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

We hold a substantial amount of cash and other passive assets. In addition, our PFIC status for any taxable year depends, in large part, on the market price of our ordinary shares from time to time. Our market capitalization has been volatile. Based on the value of our assets and our market capitalization for our taxable year ending December 31, 2025, we believe that we were a PFIC for U.S. federal income tax purposes for our 2025 taxable year and that we could be a PFIC for the foreseeable future.

If you are a U.S. Holder (as defined below in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) and do not make a qualified electing fund (“QEF”) election with respect to us or a mark-to-market election with respect to our ordinary shares, you will be subject to potentially material adverse tax consequences, including (i) the treatment of any gain on disposition of our ordinary shares as ordinary income and (ii) the application of a deferred interest charge on such gain and the receipt of certain distributions on our ordinary shares. These elections are generally not available with respect to our warrants. In addition, regardless of whether a QEF or mark-to-market election is made with respect to us, a U.S. Holder of our ordinary shares (or, under proposed regulations, warrants) will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until after such Forms are properly filed.

Further, if we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares (or, under Treasury regulations proposed in 1992 that apply retroactively, warrants), we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our ordinary shares (or, under proposed regulations, warrants), even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a special “purging” election on IRS Form 8621 or unless a U.S. Holder of warrants timely made a valid QEF or mark-to-market election with respect to the first taxable year after which the U.S. Holder held our ordinary shares.

See “Material U.S. Federal Income Tax Considerations for U.S. Holders —Passive Foreign Investment Companies” for more a more detailed discussion regarding the foregoing. The effect of these adverse tax consequences could be materially adverse to you.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company and the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities. Our mission is to make a meaningful impact on the lives of patients with cancer and high unmet medical needs by delivering novel, PRAME-directed immunotherapies that provide tangible clinical benefits. We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing PRAME immunotherapies for the benefit of patients with cancer, our shareholders, our employees and our partners.

PRAME is an intracellular protein presented as a peptide on the surface of tumor cells. The T-cell receptor (“TCR”) therapies developed by Immatics are designed to target the PRAME peptide in order to overcome the limitations of classical antibodies and Chimeric Antigen Receptor (“CAR”) T-cell therapies that cannot access intracellular targets.

Our PRAME franchise currently includes three TCR-based product candidates, two therapeutic modalities (cell therapy and bispecifics) and two combination therapies that target PRAME, all designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the respective cancer patient populations:

•
Anzu-cel (anzutresgene autoleucel, IMA203), a one-time infusion PRAME cell therapy, being evaluated in second or later-line (“2L”) advanced cutaneous melanoma (registration-enabling Phase 3 trial “SUPRAME” ongoing) and metastatic uveal melanoma (Phase 2 trial ongoing);
•
IMA203CD8, a second-generation (GEN2) one-time infusion PRAME cell therapy, intended for use in 2L metastatic solid cancers beyond melanoma (Phase 1 trial in gynecologic and other cancers ongoing);
•
IMA402, an off-the-shelf PRAME bispecific as a monotherapy and in combination with an immune checkpoint inhibitor, with the potential for use in earlier lines, including first-line metastatic solid cancers (Phase 1 trial in 2L melanoma, gynecologic and other cancers ongoing);
•
Anzu-cel in combination with Moderna’s PRAME cell therapy enhancer (mRNA-4203), exploring potential further efficacy enhancement of anzu-cel (Phase 1 trial ongoing); and
•
IMA402 in combination with our IMA401 MAGEA4/8 bispecific in patients with squamous non-small cell lung cancer (“sqNSCLC”) and potentially other indications (Phase 1 trial expected to commence in 2026).

We are also driving innovation beyond PRAME with several proprietary and partnered product candidates in multiple indications.

Our current pipeline is set forth below.

Anzutresgene autoleucel (anzu-cel, formerly IMA203), 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 22L melanoma: patients with unresectable or metastatic melanoma who have received at least 1 prior PD-1 inhibitor; 3 With or without checkpoint inhibitor (pembrolizumab); 4 mRNA-enabled in vivo expressed TCER molecules; HNSCC: head and neck squamous cell carcinoma; ICI: immune checkpoint inhibitor; sqNSCLC: squamous non-small-cell lung cancer

To maximize the tremendous opportunity of targeting PRAME, we have developed two modalities, cell therapy and bispecifics. Both modalities demonstrate distinct attributes and clinical profiles.

Immatics’ TCR T-cell therapies (ACTengine) are manufactured specifically for each patient with a short, approximately two-week, manufacturing turnaround time1. These therapies are intended to offer patients the benefits of a highly potent therapy as a one-time infusion (“one-and-done”). We believe currently that our cell therapy-based treatments are likely to be best positioned initially for monotherapy settings in the second-line and later, where the medical need is highest due to a lack of alternative treatment options. They are currently deployed through specialized hospitals and medical centers with the potential for outpatient administration in the future. Our cell therapies are distinctive in their design and administration compared to other cell therapy approaches, such as tumor-infiltrating lymphocytes (TILs): our PRAME cell therapy, anzu-cel, requires standard leukapheresis as source material, has a ~2-week turnaround time, uses well-tolerated low-dose post-infusion IL-2 and demonstrates a favorable tolerability profile with potential for outpatient administration.

Our bispecifics (T-Cell Engaging Receptors, “TCERs”) are next-generation, half-life extended (“HLE”) T cell engagers that are designed to be available “off-the-shelf” and distributed using standard pharmaceutical supply chain channels utilized for other biologics. TCERs will require repeat dosing (typically every two weeks or potentially longer dosing intervals) and may be suitable for outpatient administration in hospitals and community centers. TCERs offer an off-the-shelf approach without personalized manufacturing, supporting potential use in earlier treatment lines, including frontline or even adjuvant settings, where they may be combined with standard of care.

The positioning and distinct attributes of both approaches, cell therapies and bispecifics, are depicted below, resulting from their early-stage clinical development. To advance into Phase 2 or Phase 3 clinical trials, our bispecifics should demonstrate at least a 20% confirmed objective response rate (“cORR”) in relevant patient populations, typically 2L or later. Similarly, our cell therapy should demonstrate at least a 40% cORR in comparable patient settings. Other factors such as median progression free survival (mPFS) and median overall survival (mOS) may also be considered.

1 Turnaround time is defined as the time for manufacturing and product release; i.e. time from receiving the leukapheresis at the company manufacturing site and the product being ready back for shipment to the treating clinical site. Screening procedures prior to leukapheresis, shipments and potential wait times at clinical sites for lymphodepletion and infusion are not included in the turnaround time.

1 TPP in monotherapy in 2L or later settings post SOC at recommended phase 2 dose (“RP2D”) for development beyond Ph1b. Other factors such as mPFS (median progression free survival) and mOS (median overall survival) may also be considered. SOC: standard of care

Our Strategy

Our mission is to make a meaningful impact on the lives of patients with cancer by delivering novel, PRAME-directed immunotherapies that provide tangible clinical benefits. Based on the positive clinical data we have generated to date as well as the high unmet medical need for patients with advanced cancers across different indications, we believe targeting PRAME with two distinct modalities presents a significant commercial opportunity with approximately 230,000 addressable patients in the U.S. and EU52 annually. We seek to execute the following strategy to further our mission, reinforce our position as the global PRAME leader and maximize value for all stakeholders:

All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the U.S. and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; *2L: patients with unresectable or metastatic cutaneous melanoma who have received at least 1 prior PD-1 inhibitor; ICI: Immune checkpoint inhibitor; SOC: standard of care; sqNSCLC: squamous non-small-cell lung cancer

2 EU5: France, Germany, Italy, Spain, United Kingdom. As our clinical programs progress, we plan to refine our commercial and regulatory strategy to realize the commercial opportunity beyond the U.S., starting with countries within the EU5.

Anzu-cel (IMA203) PRAME Cell Therapy: First Market Entry in Advanced Melanoma

•
Anzu-cel is our lead PRAME cell therapy product candidate and, subject to regulatory approval, is expected to be the Company’s first PRAME therapy to enter the market in advanced melanoma in 2027, initially in the United States (“U.S."). As our development progresses, we plan to refine our commercial and regulatory strategy to realize the commercial opportunity beyond the U.S., starting with countries within the EU5. The current addressable patient population for anzu-cel’s first target indications, second-line or later (“2L”) cutaneous melanoma, as well as metastatic uveal melanoma, includes ~9,000 patients in the United States and EU53, thereof ~4,300 patients in the U.S. alone.
•
Our fully integrated manufacturing capabilities support late-stage clinical anzu-cel development and we are actively scaling our capabilities to serve planned initial commercial supply. We believe our proprietary in-house manufacturing and good manufacturing practices (“GMP”) facility as well as in-house QC testing enable us to better control the manufacturing process, shorten the turnaround time, ensure a high manufacturing success rate and quality of product, and to realize potential cost efficiencies, including manufacturing capacity optimization through scalability to deliver a competitive and profitable commercial cell therapy product.

IMA203CD8 PRAME Cell Therapy (GEN2): Expansion to all Advanced PRAME Cancers.

•
IMA203CD8 is our second-generation PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers beyond melanoma. Given its enhanced pharmacology profile, incorporating CD8 and CD4 T cells, IMA203CD8 is designed to be effective in various solid cancers with a broad spectrum of PRAME expression levels, such as ovarian cancer, triple-negative breast cancer and non-small cell lung cancer.
•
Once the target dose is reached, we intend to pursue the clinical development of this product candidate with a tumor-agnostic approach in 2L PRAME solid cancers, initially focusing on gynecologic cancers.
•
IMA203CD8 benefits from the same manufacturing and scaling capabilities as anzu-cel and may provide the opportunity, in the future, to be administered without the need for post-infusion low-dose IL-2.

IMA402 PRAME bispecific: Expansion to Earlier-Line PRAME Cancers

•
We are developing our off-the-shelf, next-generation, half-life extended TCR bispecific, IMA402, with an initial focus on cutaneous melanoma and gynecologic cancers.
•
Response rates observed in later-line patients (such as in the initial Phase 1a dose-escalation trial, see below) may support future monotherapy or combination use in later-lines. Additionally, they may also offer the potential to expand the PRAME opportunity to earlier-line PRAME cancers, including in combination use with standard of care treatment in first-line or (neo)adjuvant metastatic setting.
•
In addition, we are also exploring the potential combination of IMA402 with our IMA401 MAGEA4/8 bispecific in sqNSCLC, and potentially other solid tumor indications to boost anti-tumor activity, counteract potential tumor escape mechanisms and broaden treatment coverage.

Unlocking the Full Potential of Strategic Collaborations

•
We have entered into strategic collaborations with key industry partners to maintain and expand our global PRAME leadership position and continuously evaluate potential additional value-creating opportunities. These opportunities enable us to develop transformative therapeutics through the combination of synergistic capabilities and technologies, while providing non-dilutive capital through upfront and potential milestone payments, as well as royalties.

3 EU5: France, Germany, Italy, Spain, United Kingdom. As our anzu-cel (IMA203) development progresses, we plan to refine our commercial and regulatory strategy to realize the commercial opportunity beyond the U.S., starting with countries within the EU5.

Near-Term Portfolio Milestones

In support of our strategic objectives, we are working towards the following expected near-term milestones4:

•
anzu-cel (IMA203) PRAME cell therapy in melanoma:
•
Next data update from the Phase 1/2 trial with ongoing follow-up of patients with cutaneous and uveal melanoma: 2026
•
“SUPRAME” phase 3 trial interim and final data analyses triggered5: 2026
•
Biologics License Application (“BLA”) submission: 1H 2027
•
Market launch in the U.S. (assuming BLA approval): 2H 2027
•
IMA203CD8 PRAME cell therapy (GEN2):
•
Data update from ongoing Phase 1a trial, with a focus on ovarian cancer at relevant doses at a major medical conference: 1H 2026
•
Completion of dose escalation and determination of RP2D: 2026
•
IMA402 PRAME bispecific
•
RP2D determination and clinical Phase 1 data update with focus on melanoma and gynecologic cancers treated with IMA402 monotherapy and combination with immune checkpoint inhibitor: 2H 2026
•
Initiation of IMA402/IMA401 combination in sqNSCLC: 2026

About our PRAME Franchise

We believe PRAME is one of the most promising and prevalent clinically validated solid tumor targets known to date. It is an intracellular protein presented as a peptide on the surface of tumor cells by Human Leukocyte Antigen (“HLA”) molecules. The PRAME peptide can be targeted by TCRs, thus overcoming limitations of classical antibodies and CAR T-cell therapies not able to access intracellular targets. PRAME has multiple functions in tumor biology, such as enhancing tumor cell survival, tumor proliferation and resistance to apoptosis. PRAME expression has also been associated with poor prognosis, including shorter survival.

The selected PRAME peptide targeted by our TCR-based product candidates is present at a high copy number per tumor cell (also known as peptide target density) and is homogeneously and specifically expressed in tumor tissue. The peptide has been identified and characterized by our proprietary mass spectrometry-based target discovery platform, XPRESIDENT. Through our proprietary TCR discovery and engineering platform XCEPTOR, we have engineered a highly specific TCR against this target for its use in cell therapy (with micromolar TCR affinity) or in the TCER format (with nanomolar TCR affinity).

4 Anticipated milestones in this Annual Report are subject to further future adjustment based on, among other factors, the enrollment and retention of patients in clinical trials, results of clinical trials, timing of regulatory submissions, feedback from applicable regulatory authorities, and changes in regulatory requirements and regulatory agency resources and priorities.

5 Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death)

PRAME is expressed in more than 50 solid cancers, including cutaneous melanoma, uveal melanoma, uterine cancers, ovarian cancer, sqNSCLC and others. PRAME prevalence in different solid tumor types is set forth below.

1 Data on file: PRAME target prevalence is based on a proprietary initial mass spec-guided expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95-100% shown as 95%); anzu-cel (IMA203), IM203CD8, IMA402 are being evaluated in separate clinical trials; NSCLC: Non-small cell lung cancer

Anzu-cel (IMA203) and IMA203CD8 Cell Therapies Targeting PRAME

Our PRAME cell therapy programs are based on genetically engineering a patient’s own, autologous T cells with a novel TCR designed to specifically recognize and bind to the PRAME target peptide-HLA complex on tumor cells. Subsequent activation of the T cell induces release of cytotoxic granules that are intended to ultimately lead to tumor killing. The mechanism of action for anzu-cel is set forth below.

Anzu-cel (IMA203) PRAME Cell Therapy

Key highlights of anzu-cel (IMA203) PRAME cell therapy in advanced melanoma: 6

•
Commercial Opportunity
o
∼9k7 addressable patients in U.S./EU5 in 2L advanced cutaneous melanoma and metastatic uveal melanoma
o
Thereof ∼4.3k addressable patients in U.S. alone
o
Market launch in the U.S. (assuming BLA approval): 2H 2027
•
Clinical development and regulatory status
o
Phase 1a dose escalation trial in solid cancers completed (N=27), RP2D determined
o
Phase 1b dose expansion trial in advanced melanoma ongoing, with focus on uveal melanoma
o
SUPRAME Phase 3 randomized trial (anzu-cel vs. investigator choice) in 2L cutaneous melanoma8 ongoing
o
Phase 2 single-arm cohort in metastatic uveal melanoma ongoing
o
RMAT designation9 received from the U.S. Food and Drug Administration ("FDA") in multiple PRAME expressing cancers, including cutaneous and uveal melanoma
o
Orphan Drug Designation received from the FDA for cutaneous and uveal melanoma
•
Favorable tolerability:
o
The most frequent TEAEs were anticipated and manageable cytopenias associated with lymphodepletion
o
Mostly mild to moderate cytokine release syndrome (“CRS”), consistent with mechanism of action
o
Infrequent occurrence of immune effector cell associated neurotoxicity syndrome (“ICANS”)
o
Potential for outpatient administration
•
Objective Response Rate
o
Compelling confirmed objective response rate (“cORR”) in Phase 1b clinical trial: 56% (18/32)
o
42% (14/33) of patients had deep responses (≥50% tumor size reduction)
o
Encouraging activity in both cutaneous melanoma (cORR 50%) and uveal melanoma (cORR 67%)
•
Durable Responses
o
12.1 months median duration of response (“mDOR”) and ongoing responses for up to 2.5+ years
o
Median progression-free survival (“mPFS”) of 6.1 months
o
mPFS 12.9 months in patients with deep responses
o
Median overall survival (“mOS”): 15.9 months

6 Data cut-off Apr 7, 2025; Wermke et al., ASCO 2025; Updated data (cut-off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025

7 PRAME+/HLA-A*02:01+addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; EU5: France, Germany, Italy, Spain, United Kingdom

8 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior immune checkpoint inhibitor

9 Includes all benefits of Breakthrough Therapy Designation

•
Rapid Proprietary Manufacturing
o
Fast turnaround time: 7-8 days plus 7 days quality control (“QC”) release testing
o
~95% manufacturing success rate to reach target dose10
o
Optimized process to achieve desirable cellular functionality
•
Expected Near-Term Milestones
o
Next data update from the Phase 1/2 trial with ongoing follow-up of patients with cutaneous and uveal melanoma: 2026
o
“SUPRAME” phase 3 trial interim and final data analyses triggered11: 2026
o
Biologics License Application (“BLA”) submission: 1H 2027
o
Market launch in the U.S. (assuming BLA approval): 2H 2027

Commercial opportunity for anzu-cel (IMA203) PRAME cell therapy

Anzu-cel (IMA203) monotherapy alone has a commercial opportunity of reaching ~9k addressable PRAME+/HLA-A*02:01+ patients in the U.S. & EU5 per year as follows7:

	US	EU
2L unresectable or metastatic cutaneous melanoma	~3.7k	~3.6k
Metastatic uveal melanoma	~0.6k	~0.7k

Patient journey for anzu-cel (IMA203) PRAME cell therapy

Patients enter a multi-step process which consists of three phases shown below.

1 Gragert et al. 2013 and census numbers; HLA-A*02:01 prevalence in Immatics’ clinical trials: U.S. 65% and Germany 55% as of March 2025; 2 30 mg/m2Fludarabine and 500 mg/m2 Cyclophosphamide for 4 days; 3 1m IU SC daily days 1-5 and twice daily SC days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology)

7 PRAME+/HLA-A*02:01+addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; EU5: France, Germany, Italy, Spain, United Kingdom

10 Manufacturing success rate for Phase 1

11 Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death)

Unique features of anzu-cel (IMA203) treatment:

•
Inclusion by HLA testing only – no PRAME testing required
•
Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery
•
Our proprietary manufacturing process is designed to expand and engineer PRAME-specific TCR T cells with a turnaround time of ~2 weeks (7-8 days, followed by 7-days of QC release testing) at 95% manufacturing success rate12, enabling rapid, reliable patient delivery while supporting cost efficiency and operational scalability
•
Anzu-cel (IMA203) infusion is followed by low-dose interleukin-2 (“IL-2”) to enhance T-cell activation and expansion – no high-dose IL-2 required13
•
Favorable tolerability profile with potential for outpatient administration

Phase 1 clinical data for anzu-cel (IMA203) PRAME cell therapy

On May 31, 2025, we provided expanded data from the ongoing Phase 1b clinical trial evaluating anzu-cel (IMA203) PRAME cell therapy in heavily pretreated patients with advanced melanoma.

The data cutoff was April 7, 2025. As of the data cutoff, 33 heavily pretreated patients with advanced melanoma were administered a one-time infusion of anzu-cel (IMA203)at the recommended Phase 2 dose (RP2D; 1-10x109 total TCR T cells) in the Phase 1b dose expansion. This treated patient population consisted of patients with cutaneous melanoma (n=14), uveal melanoma (n=16), mucosal melanoma (n=2) and melanoma of unknown primary (n=1). These patients had a median of 2 lines of prior systemic treatment, with a median of 1 line of prior treatment with immune checkpoint inhibitors. The subgroup of patients with cutaneous melanoma had a median of 2.5 lines of prior systemic treatment, with a median of 2 lines of prior treatment with immune checkpoint inhibitors.

Safety Data. The safety population included 74 patients from the Phase 1a dose escalation and Phase 1b dose expansion across all dose levels and all tumor types. As shown in the table below, the most frequent treatment-emergent adverse events (“TEAEs”) were anticipated cytopenias (Grade 1-4) associated with lymphodepletion as well as mostly mild to moderate CRS (Grade 1: 37% of patients, Grade 2: 47% of patients, Grade 3: 11% of patients, Grade 4: no patients). Some patients infrequently experienced ICANS, which was manageable and mostly mild (Grade 1: 5% of patients, Grade 2: 4% of patients, Grade 3: 4% of patients, Grade 4: no patients). No Grade 5 anzu-cel (IMA203)-related adverse events were observed in the safety population. The tolerability profile in the melanoma subset was generally consistent with the full anzu-cel (IMA203)tolerability profile.

12 Manufacturing success rate for Phase 1

13 Low-dose IL-2: 1m IU SC daily days 1-5 and twice daily SC days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology)

TEAEs occurring in ≥20% of patients

Patients are counted only once per adverse event and severity classification. 1Two patients with disease progression after first anzu-cel (IMA203) infusion received exploratory second anzu-cel (IMA203) infusion. They had these Grade ≥ 3 TEAEs only after second infusion, which are included in the table: First patient: CRS, diarrhea; Second patient: neutropenia, thrombocytopenia

Anti-tumor Activity. The table and graphic below set forth the observed anti-tumor activity of anzu-cel (IMA203) in the melanoma efficacy population in the Phase 1b clinical trial.

	All melanoma(1,2) (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma(2) (n=16)
Confirmed Objective Response Rate	56% (18/32)	50% (7/14)	67% (10/15)
Objective Response Rate	64% (21/33)	57% (8/14)	69% (11/16)
Disease Control Rate (week 6)	91% (30/33)	93% (13/14)	88% (14/16)

1 Melanoma efficacy population includes n=3 patients with other melanoma subtypes (n=2 mucosal melanoma, n=1 melanoma of unknown primary).

2 cORR excludes 1 uveal melanoma patient with ongoing unconfirmed PR.

Best Overall Response in Melanoma Efficacy Population

Cutaneous Melanoma
Uveal Melanoma
Melanoma (other)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
11.4
4.6
-11.5
-18.6
-18.8
-41.5
-44.8
-58.8
-59.3
-65.1
-65.6
-65.9
-73.3
-78.3
-6.3
-17.6
-22.6
-25.4
-37.5
-39.5
-40.8
-41.7
-43.8
-48.1
-50.0
-50.9
-60.4
-76.6
-78.8
-83.9
SD
0
-36.9
-57.1
PD
SD
PR
cPR
cCR
ongoing
A-DL4-05
A-DL5-25
A-DL5-33*
A-DL5-17
A-DL5-31
A-DL5-14
A-DL5-23
A-DL5-15*
A-DL5-22*
A-DL5-03[1]
A-DL5-13
A-DL4-07
A-DL5-27
A-DL4-03
A-DL4-06
A-DL5-20
A-DL5-12
A-DL5-18*
A-DL5-35
A-DL5-32
A-DL5-10
A-DL4-10
A-DL4-09[2]
A-DL5-24
A-DL5-34
A-DL5-19*
A-DL5-36
A-DL5-26
A-DL5-21
A-DL5-01
A-DL4-04
A-DL5-28
A-DL5-29

*Maximum change of target lesions and RECIST1.1 response at different timepoints. 1 Patient out of study due to PD (external assessment). 2 Patient out of study at data-cut (withdrew consent); BL: baseline; (c)CR: (confirmed) complete response; (c)PR: (confirmed) partial response; SD: stable disease; PD: progressive disease.

Durability of Response. The table and graphic below set forth the duration of response in the melanoma efficacy population in the Phase 1b clinical trial.

	All melanoma (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma (n=16)
Median duration of response (range) (in months)	12.1 (1.8+, 32.6+)	Not reached (4.2, 32.6+)	11.0 (1.8+, 31.6)
Median follow up (in months)	13.4	16.7	13.4

Duration of Response

1 Patient out of study due to PD (external assessment); 2 Patient out of study at data-cut (withdrew consent); SD: stable disease; PD: progressive disease; BL: baseline; (c)PR: (confirmed) partial response; (c)CR: (confirmed) complete response

Survival Outcomes. The tables below set forth the median progression free survival and median overall survival in the melanoma efficacy population in the Phase 1b clinical trial. In addition, the progression free survival rate was 53% at six months and 27% at 12 months. The overall survival rate was 61% at 12 months.

	All melanoma (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma (n=16)
Median progression free survival (range) (in months)	6.1 (1.4, 34.0+)	6.0 (1.4, 34.0+)	8.5 (1.4, 32.9)
Median follow up (in months)	14.4	14.4	8.7

	All melanoma (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma (n=16)
Median overall survival (range) (in months)	15.9 (2.4, 34.2+)	13.9 (2.4, 34.0+)	16.2 (3.2+, 34.2+)
Median follow up (in months)	14.4	14.4	14.5

For patients with less than 50% tumor size reduction (including tumor size increase), the median progression free survival was 5.8 months at a median follow up of 8.7 months (n=19). For patients with 50% or more tumor size reduction (n=14), the median progression free survival was 12.9 months at a median follow up of 19.5 months.

Translational Data. Translational analyses demonstrated that treatment with anzu-cel (IMA203) resulted in the shrinkage of metastatic target lesions throughout the body. This included reductions in difficult-to-treat metastases, such as liver, lung, lymph node, abdomen/peritoneum, skin and others. Some individual lesions had a complete resolution (-100%). All patients who had a best overall response of progressive disease according to RECIST 1.1 (n=3) experienced shrinkage of individual lesions.

Updated data (cutoff Sep 24, 2025) for the Phase 1b uveal melanoma subset were presented on October 20, 2025. In the 16 patients with metastatic uveal melanoma, anzu-cel demonstrated a favorable tolerability and continued anti-tumor activity and durability: cORR of 67%, mDOR of 11.0 months, mPFS of 8.5 months and mOS not reached at 14.3 months mFU.

Development path for anzu-cel (IMA203) in advanced melanoma

SUPRAME, our global, randomized, controlled, multi-center Phase 3 clinical trial is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel (IMA203) PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a PD-1 inhibitor. It is designed to be an adequate and well-controlled clinical trial intended to generate robust data to support regulatory approval of anzu-cel as Immatics advances this PRAME cell therapy.

Primary endpoint for seeking full approval is blinded independent central review (“BICR”)-assessed (RECIST v1.1) PFS. Secondary endpoints include OS, ORR, safety and patient-reported outcomes measuring quality of life.

SUPRAME timelines remain unchanged. Pre-specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death). Interim and final analyses remain expected to be triggered in 2026 as planned, given current strong enrollment rate. As communicated previously and in line with general FDA guidance, data from the interim analysis is not intended to be published to protect the integrity of the clinical trial as long as enrollment remains ongoing. The Company continues to expect BLA submission in the first half of 2027 and commercial launch of anzu-cel in the second half of 2027.

Patient recruitment is currently ongoing in North America and Europe. The SUPRAME trial is planned to be conducted in more than 65 sites.

In addition to cutaneous melanoma, we intend to expand the commercial opportunity of anzu-cel (IM203) to uveal melanoma. Based on the promising Phase 1b clinical data in patients with metastatic uveal melanoma, we have initiated a Phase 2 cohort to treat approximately 30 additional metastatic uveal melanoma patients. The cohort is being conducted at select centers in the U.S. and Germany with expertise in uveal melanoma.

Anzu-cel received Orphan Drug Designation from the FDA for the treatment of cutaneous and uveal melanoma in January 2026 and November 2025, respectively. We believe the favorable tolerability, anti-tumor activity and pharmacokinetic profile of anzu-cel (IMA203) observed across both cutaneous and uveal melanoma support pursuing a parallel late-stage development strategy to serve both patient populations. Data from the ongoing single-arm Phase 1b as well as Phase 2 trial in metastatic uveal melanoma are intended to support potential label expansion for anzu-cel.

Data on anzu-cel (IMA203) in advanced melanoma further substantiates the potential of anzu-cel to be our first PRAME product to enter the market.

The next data update from the Phase 1/2 trial with ongoing follow-up of patients with cutaneous and uveal melanoma is planned for 2026.

As our anzu-cel (IMA203) development progresses, we plan to refine our commercial and regulatory strategy to realize the commercial opportunity beyond the U.S., starting with countries within the EU5.

Our proprietary manufacturing process, timeline, capabilities, and facility support anzu-cel (IMA203) late-stage clinical development and planned initial commercial supply. Anzu-cel (IMA203) products are manufactured from a patient's leukapheresis (with no surgery required) within 7-8 days, followed by 7-day QC release testing with a demonstrated ~95% success rate14 to achieve the target dose (1-10x109 TCR T cells). Our state-of-the-art ~100,000 sq. ft. R&D and GMP manufacturing facility in Stafford, TX (in the Houston Metropolitan Area) was built with a modular design for efficient and cost-effective scalability (total of 8 manufacturing suites, plus further expansion space) to serve early-stage and registration-directed clinical trials as well as planned initial commercial supply. We believe our in-house manufacturing and in-house QC testing enable us to better control the manufacturing process, shorten the turnaround time, ensure high manufacturing success rate and quality of the product, and to realize potential cost efficiencies, including manufacturing capacity optimization through scalability to deliver a competitive and profitable commercial cell therapy product. The R&D and GMP manufacturing facility commenced GMP manufacturing of cell therapy products in 2025.

14 Manufacturing success rate for Phase 1

In parallel to our proprietary development, we are collaborating with Moderna to evaluate the combination of anzu-cel (IMA203) with Moderna’s PRAME cell therapy enhancer, mRNA-4203, in an ongoing Phase 1 trial. The combination of anzu-cel and mRNA-4203 has the potential to further enhance anti-tumor activity, strengthen clinical outcomes and broaden the addressable patient population. The first-in-human, Phase 1a/1b trial is a multi-center, open-label, single-arm trial evaluating the safety, tolerability and anti-tumor activity of the combination therapy in an estimated 15 patients with previously treated unresectable or metastatic cutaneous melanoma or synovial sarcoma. Immatics is responsible for conducting the Phase 1 trial. Each party retains full ownership of its investigational PRAME compound, and the parties fund the clinical study on a cost sharing basis.

IMA203CD8 PRAME Cell Therapy (GEN2)

IMA203CD8 PRAME cell therapy is our second-generation (“GEN2”) cell therapy product candidate where IMA203 engineered T cells are co-transduced with a CD8αβ co-receptor. Co-transduction of CD8αβ alongside the PRAME TCR adds functional CD4+ T cells designed to enhance clinical activity. Based on its enhanced pharmacology, IMA203CD8 provides the potential to expand to a tumor-agnostic label in 2L15 PRAME cancers across a broad spectrum of PRAME expression level. Ovarian carcinoma is chosen as initial proof-of-concept.

Key highlights16

•
Manageable Tolerability:
•
Manageable tolerability at increasing dose levels with most frequent ≥Grade 3 adverse events (“AEs”) being anticipated cytopenias associated with lymphodepletion
•
Expected and manageable CRS, mostly Grade 1-2, consistent with mechanism of action
•
Infrequent occurrence of ICANS
•
Encouraging Initial Clinical Activity including Deep & Durable Responses:
•
Encouraging early clinical anti-tumor activity with 36% cORR (23/64) and 46% ORR (32/69) across multiple advanced solid tumors after one-time infusion of IMA203CD8 in ongoing Phase 1a dose escalation even at a low median dose of 1.6 billion total TCR T cells (primarily DL3-5)
•
Deep and durable objective responses were observed for up to 3+ years during dose escalation
•
3 complete responses and 2 confirmed partial responses (“cPRs”) with -100% reduction of target lesions
•
66% (21/32) of responders showing deep responses with tumor reduction of ≥ 50%
•
7 responses ongoing for ≥ 1 year post infusion
•
Promising initial dose-dependent signal in 5 patients with ovarian carcinoma treated at ≥DL5: 2 cPRs, incl. 1 ongoing metabolic complete response, 1 unconfirmed PR

15 2L: patients with unresectable or metastatic solid tumors who have received at least 1 prior therapy.

16 IMA203CD8 Phase 1 trial, data cut-off Oct 27, 2025

•
Development Opportunity:
•
IMA203CD8 to be positioned in tumor-agnostic setting of advanced PRAME cancers beyond melanoma, starting with gynecologic cancers
•
The Phase 1 trial could support the positioning of IMA203CD8 without the requirement of post-infusion low-dose IL-2 in the future
•
Expected Near-Term Milestones:
•
Data update from ongoing Phase 1a trial, with a focus on ovarian cancer at relevant doses, planned for presentation at a major medical conference in 1H 2026
•
Completion of dose escalation and determination of RP2D: 2026

Commercial opportunity for IMA203CD8 PRAME cell therapy (GEN2)

IMA203CD8 monotherapy has a commercial opportunity of reaching >75k addressable PRAME+/HLA-A*02:01+ patients in 2L in the U.S. & EU5 per year as follows:

	U.S.	EU
Ovarian	2k	2k
Uterine	4k	4k
sqNSCLC	7k	10k
HNSCC	2k	2k
Breast	5k	8k
Others	16k	18k

All patient numbers refer to PRAME+/HLA-A*02:01+patients in the U.S. and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; sqNSCLC: squamous cell non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

Phase 1 clinical data for IMA203CD8 PRAME cell therapy (GEN2)

On December 11, 2025, we provided updated dose escalation data from our Phase 1a clinical trial evaluating our second-generation PRAME cell therapy, IMA203CD8, in heavily pre-treated patients with solid tumors.

The data cutoff was October 27, 2025. As of the data cutoff, 7817 heavily pre-treated patients (median of three prior systemic treatments) with advanced and/or metastatic solid tumors expressing PRAME were enrolled in the ongoing Phase 1a dose escalation clinical trial. The median total infused dose across seven escalating dose levels was 1.6x109 TCR T cells (range 0.4-12.5x109TCR T cells). The efficacy-evaluable18 patient population included 69 patients: 42 with melanoma, 11 with ovarian carcinoma, 11 with synovial sarcoma and 5 with other tumor types19.

Safety Data.IMA203CD8 showed manageable tolerability in the 78 patients enrolled. As shown in the table below, the most frequent treatment-emergent adverse events (“TEAEs”) were anticipated cytopenias associated with lymphodepletion. Expected and manageable CRS was observed, consistent with the mechanism of action (Grade 1: 35% of patients, Grade 2: 50% of patients, Grade 3: 9% of patients, Grade 4: 1% of patients). Some patients infrequently experienced ICANS (Grade 1: 5% of patients, Grade 2: 1% of patients, Grade 3: 1% of patients, Grade 4: 0% of patients) and hemophagocytic lymphohistiocytosis (HLH) (Grade 1: 0% of patients, Grade 2: 5% of patients, Grade 3: 3% of patients, Grade 4: 1% of patients). No Grade 5 IMA203CD8-related adverse event was observed20.

17 All patients who started lymphodepletion.

18 All patients who received IMA203CD8 infusion and had at least one post-baseline scan or progressive disease.

19 Includes uterine cancer, lung adenocarcinoma, NSCLC and TNBC.

20 Possibly-related Grade 5 event as previously reported on March 21, 2024 was determined by the principal investigator to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), a Grade 4 HLH event, the toxicity management and rapidly-progressing disease.

TEAEs occuring in ≥20% of patients

a All patients who started lymphodepletion. Includes one patient who started lymphodepletion but did not receive IMA203CD8 cells yet. Includes one patient without AE entry at date of data cutoff. ALT: alanine aminotransferase; AST: aspartate aminotransferase.

Based on the manageable tolerability profile, dose escalation is ongoing at dose level 7 (range ~7.2-10x109 TCR T cells) and on track to determine the recommended Phase 2 dose (RP2D).

Anti-tumor Activity. A one-time infusion of IMA203CD8 PRAME cell therapy showed promising initial anti-tumor activity during dose escalation across various PRAME-expressing indications at a low median dose of 1.6x109 total IMA203CD8 TCR T cells:

•
cORR: 36% (23/64)
•
ORR: 46% (32/69)
•
Tumor reduction: 78% (54/69)
•
Disease Control Rate (“DCR”) at week 6: 84% (58/69)
•
mDOR: 9.2 months at a median follow-up (“mFU”) of 14 months

The graphic below sets forth the observed anti-tumor activity of IMA203CD8 PRAME cell therapy.

Tumor reduction and Best Overall Response (BOR) in various PRAME-expressing indications

aIncludes n=3 patients without post-baseline scan not depicted in plot: n=2 deceased prior to first scan, n=1 with non-evaluable measurements of target lesions (all DL4a); bincludes n=2 patients without post-baseline scan not depicted in plot: n=2 deceased prior to first scan (1 DL4a, 1 DL5); cincludes uterine cancer, lung adenocarcinoma, NSCLC and TNBC; *best change and RECIST BOR at different timepoints; #Ongoing confirmed PR (RECIST 1.1) as of last scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker increase; patient DL4a-25 had a cPR prior to CR; BOR: best overall response; (c)CR: (confirmed) complete response; PD: progressive disease; (c)PR: (confirmed) partial response; SD: stable disease; NSCLC: non-small cell lung cancer; TNBC: triple-negative breast cancer.

Deep and durable objective responses were observed for up to 3+ years. The data also showed three complete responses in addition to two confirmed partial responses with -100% reduction of target lesions across indications. 66% (21/32) of responders exhibited deep responses with tumor reduction of ≥ 50%, and seven responses remained ongoing for ≥ 1 year post infusion.

In patients with ovarian carcinoma (n=11, median dose of 2.3x109 TCR T cells), a promising, dose-dependent signal was observed, including deep, confirmed objective responses at higher dose levels. Among the five patients with ovarian carcinoma treated with IMA203CD8 at ≥DL5 (range 2.3-7.1×10⁹ TCR T cells), two confirmed partial responses (PRs) were observed, one of which is an ongoing metabolic complete response in the patient treated at the highest dose in the ovarian carcinoma efficacy population to date (7.1×10⁹ TCR T cells), and an additional unconfirmed PR. All responders were resistant to previous platinum-based chemotherapy. All responses were observed in patients who did not receive post-infusion low-dose IL-2. In addition, tolerability in ovarian carcinoma was generally consistent with the full IMA203CD8 tolerability profile.

Within our PRAME franchise, our lead PRAME cell therapy, anzu-cel (IMA203), showed a cORR of 19% during dose escalation (last reported cORR for anzu-cel in Phase 1b at RP2D in melanoma was 56%; anzu-cel is currently in Phase 3 development). With enhanced pharmacology, IMA203CD8 is designed to build on the potential of anzu-cel (IMA203) in additional tumor types across a broad spectrum of PRAME expression levels and characterized by a more complex tumor microenvironment than melanoma, such as ovarian carcinoma.

Next Steps. We aim to position IMA203CD8 in the tumor-agnostic setting of advanced PRAME cancers beyond melanoma, starting with gynecologic cancers. In addition, the Phase 1 trial could support the positioning of IMA203CD8 without the requirement of post-infusion low-dose IL-2 in the future. We believe the early proof-of-concept data in ovarian carcinoma support this strategy.

A data update from the ongoing Phase 1a trial, with a focus on ovarian cancer at relevant doses, is planned for presentation at a major medical conference in 1H 2026. We expect to complete the Phase 1a dose escalation and determine RP2D in 2026.

Off-the-Shelf bispecifics (TCERs)

Our half-life extended bispecific molecules (T-Cell Engaging Receptors, “TCERs”) are next-generation, antibody-like “off-the-shelf” biologics that leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing a specific tumor target. The design of the TCER molecules enables the activation of any T cell in the body to attack the tumor, regardless of the T cells’ intrinsic specificity. The figure below sets forth the TCER format design and its mechanism of action.

2 median half-life IMA402: ~7 days, IMA401: >14 days; pHLA: peptide-human leukocyte antigen; q2w: every 2 weeks; TCR: T-cell receptor.

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

1Hs695T xenograft model in NOG mice, tumor volume of group means shown

IMA402 PRAME bispecific

IMA402 is directed against the same peptide derived from PRAME as targeted by anzu-cel (IMA203) and IMA203CD8 PRAME cell therapies.

Key highlights21:

•
Tolerability
•
Favorable tolerability profile
•
Most common treatment-related AEs are low-grade CRS and expected & transient lymphopenia
•
Activity & Duration of Response22
•
Promising clinical activity and deep and durable responses observed at RP2D range during dose escalation
•
30% (6/20) cORR across all indications, incl. melanoma & ovarian carcinoma at RP2D range
•
Promising early PFS/iPFS, OS
•
Pharmacokinetics
•
Median half-life of ~7 days
•
Potential for bi-weekly dosing or longer dosing intervals offering a more convenient dosing schedule, including in combination treatment settings
•
Development Potential
•
Clinical activity and tolerability offers potential for combination with immune checkpoint inhibitors (“ICIs”) or standard of care (“SOC”)
•
Possible positioning in earlier lines incl. frontline or (neo)adjuvant setting (in combination with ICI/SOC)
•
Initial focus on cut. melanoma and gynecologic cancers as well as sqNSCLC (through exploration of IMA402 + IMA401 combo)

21 IMA402 Phase 1/2 trial, data cut-off Sep 26, 2025

22 at doses 10-30 mg

•
Expected Near-Term Milestones
•
RP2D determination and Phase 1 clinical data update with focus on melanoma and gynecologic cancers treated with IMA402 monotherapy and combination with immune checkpoint inhibitor planned for 2H 2026
•
Initiation of IMA402/IMA401 combo in sqNSCLC: 2026

Commercial Opportunity for IMA402

IMA402 has a potential commercial opportunity of reaching > 145k addressable PRAME+/HLA-A*02:01+ patients in 1L in the U.S. & EU5 per year as follows:

	US	EU
Cut. Melanoma	6k	6k
Ovarian	7k	9k
Uterine	6k	6k
sqNSCLC	16k	23k
Breast	7k	10k
Others	25k	32k

All patient numbers refer to PRAME+/HLA-A*02:01+patients in the U.S. and EU5 in 2025 based on initial threshold for all indications except for sqNSCLC (optimized threshold considered for further development due to IMA401 combination potential); Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; sqNSCLC: squamous cell non-small-cell lung cancer

Phase 1 clinical data for IMA402 PRAME bispecific

On November 12, 2025, we provided updated data on the Phase 1a dose escalation of the IMA402 PRAME bispecific, as well as next steps for clinical development.

As of the data cutoff on September 26, 2025, 80 heavily pre-treated patients (median of three prior systemic treatments) with recurrent and/or refractory solid tumors23were treated with escalating dose levels of IMA402 monotherapy ranging from 0.02 mg to 30 mg. The safety population includes all 80 patients treated with IMA402. 29 patients received doses in the recommended Phase 2 dose (RP2D range) (10 to 30 mg) and, thereof, 20 patients were efficacy-evaluable24including 14 patients with melanoma (12 cutaneous, 1 uveal, 1 unknown primary), 3 patients with ovarian carcinoma and 3 patients with other solid cancers25.

IMA402 showed favorable tolerability across a wide dose range in the 80 patients treated. The most frequent treatment-related AEs were expected and transient lymphopenia, consistent with the mechanism of action, and low-grade CRS: Grade 1: 33%, Grade 2: 5%, Grade 3: 0%, Grade 4: 1%. No ICANS or IMA402-related Grade 5 events occurred. Tolerability across all doses was consistent with tolerability at the RP2D range.

Phase 1a dose escalation in the monotherapy setting has been completed. The maximum tolerated dose (MTD) has not been reached. The provisional RP2D range has been identified at 10 to 30 mg. The Phase 1b dose expansion is ongoing at distinct doses within the RP2D range, and the evaluation of IMA402 in combination with an immune checkpoint inhibitor has been initiated.

23 Cutaneous melanoma, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, squamous non-small cell lung cancer.

24 Efficacy-evaluable patients: All patients treated as of June 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose).

25 N=2 endometrioid carcinoma, n=1 synovial sarcoma

Anti-tumor Activity and Durability. IMA402 showed a clear dose-response relationship across three different dose groups.

1Melanoma includes cutaneous melanoma, melanoma of unknown primary, uveal melanoma; 2Other indications include endometrioid carcinoma, synovial sarcoma and one patient with sqNSCLC at 1.6 mg; BL: baseline; BOR: best overall response; cORR: confirmed objective response rate; cPR: confirmed partial response; PD: progressive disease; PR: partial response; SD: stable disease; RECIST: response evaluation criteria in solid tumors; RP2D: recommended phase 2 dose

Several patients dosed with IMA402 at the RP2D range were observed to have deep and durable responses. All 6 confirmed objective responses were ongoing as of data cutoff, including two complete metabolic responses in cutaneous and uveal melanoma, ongoing at 8 and 18 months, respectively, as well as one confirmed partial response in ovarian carcinoma with -100% reduction in target lesions. All responders with ovarian carcinoma were platinum-resistant, and all responders with melanoma were immune checkpoint inhibitor-resistant.

Duration of responses over time

BL: baseline; cPR: confirmed partial response; PD: progressive disease; PR: partial response; SD: stable disease

Deep and durable responses at RP2D range (RECIST 1.1)

	All indications	Melanoma	Ovarian carcinoma
Confirmed Objective Response Rate	30% (6/20)	29% (4/14)	2/3
Median duration of response(in months) Median follow up (in months)	Not reached 4.2	Not reached 7.3	Not reached 2.2
Tumor shrinkage	55% (11/20)	57% (8/14)	2/3
Disease Control Rate (week 6)	65% (13/20)	71% (10/14)	2/3

For patients across all indications treated within the RP2D range early, promising PFS and OS were observed:

•
Median PFS was 4.8 months at a mFU of 6.8 months; 6-month PFS rate was 45%
•
Median iPFS26was not reached at a mFU of 6.3 months; 6-month iPFS rate was 58%
•
Median OS was not reached at a mFU of 5.4 months; 1-year OS rate was 94%

Clinical Development Opportunities. Based on the promising Phase 1a dose escalation data, we are advancing our IMA402 PRAME bispecific into Phase 1b dose expansion at distinct doses. We expect to determine the final RP2D and present a clinical data update from a larger patient population with a focus on melanoma and gynecologic cancers treated with IMA402 monotherapy or combination with an immune checkpoint inhibitor in the second half of 2026. Based thereon, we may seek to convert existing Phase 1b cohorts into Phase 2 trials, which may have the potential to become registration-enabling. As part of our strategy to maximize the IMA402 opportunity, we are also exploring the option to initiate additional Phase 1b cohorts in 2026 to determine the monotherapy and combination potential of IMA402 with immune checkpoint inhibitors and standard of care in late as well as earlier treatment lines. As an additional opportunity, we are exploring the potential combination of IMA402 with IMA401 MAGEA4/8 in sqNSCLC and potentially other solid tumor indications.

Based on the clinical proof-of-concept of both bispecific candidates, including the initial promising activity of IMA401 in head and neck cancer and sqNSCLC (see below), as well as preclinical proof-of-concept data, we are well positioned to assess the synergistic potential of combining two different bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8, with and without a checkpoint inhibitor. As over 90% of patients with sqNSCLC are positive for PRAME and/or MAGEA4/8, a potential IMA402 and IMA401 combination treatment could provide broad treatment coverage for this patient population. Approximately 60% of patients with sqNSCLC are positive for both targets, which we believe could boost anti-tumor activity and counteract potential tumor escape mechanisms. The current addressable patient population for metastatic sqNSCLC in the U.S. and EU5 is estimated to be 40,000 patients per year.

26 iRECIST, developed by the RECIST Working Group, adapts the RECIST 1.1 definition for progression of immunotherapies by introducing unconfirmed (iUPD) and confirmed (iCPD) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST. PFS (according to RECIST 1.1) and iPFS (according to iRECIST) are prospectively defined co-secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy.

Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log-scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression threshold applied to TCGA data; Bar graph: In vitro LDH-killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGEA4/8 (~250 copies per cell), TCER concentration: 1nM IMA401 and 10 nM IMA402; 3 Refers to addressable 1L advanced HLA-A*02:01/target+ patients in the U.S. & EU5 in 2025, Source: Clarivate Disease Landscape and Forecast; HNSCC: head and neck squamous cell carcinoma; sqNSCLC: squamous non-small cell lung cancer.

IMA401 MAGEA4/8 bispecific

IMA401 targets an HLA-A*02:01-presented peptide derived from both MAGEA4 and MAGEA8. The MAGEA4/8 peptide has been identified and validated by our proprietary mass spectrometry-based target discovery platform XPRESIDENT, is presented at a >5-fold higher copy number per tumor cell than a commonly targeted MAGEA4 peptide, and is highly prevalent in several solid tumor types.

Key highlights27:

•
Tolerability
•
Most common treatment-related AEs were low-grade CRS, expected and transient lymphopenia and mostly transient, well-manageable and not re-occurring neutropenia
•
Activity & Duration of Response28
•
25% cORR (2/8) in head and neck cancer
•
29% cORR (2/7) in melanoma
•
Promising clinical activity in sqNSCLC

27 IMA401 Phase 1 trial, data cut-off Sep 26, 2025

28 at dose range of 1-2.5 mg

•
Pharmacokinetics
•
Median terminal half-life of >14 days
•
Potential for flexibility in dosing schedules and combination with IMA402 with or without ICI
•
Development Potential
•
Phase 1a dose escalation completed
•
Opportunity to explore potential combination of IMA401 with IMA402, with and without ICIs, in patients with sqNSCLC and other indications
•
>90% of patients with sqNSCLC are targetable
•
Potential to boost anti-tumor activity in ~60% of patients with cancers positive for both targets
•
Expected Near-Term Milestones
•
Initiation of IMA402/IMA401 combo in sqNSCLC: 2026
•
Presentation of updated Phase 1a data at a major medical conference expected in 1H 2026

Phase 1 clinical data for IMA401 MAGEA4/8 bispecific

On November 12, 2025, we provided updated data on the Phase 1a dose escalation of IMA401 MAGEA4/8 bispecific, as well as next steps for clinical development in combination with IMA402.

As of the data cutoff on September 26, 2025, 55 heavily pretreated patients (median of four prior systemic treatments) with recurrent and/or refractory solid tumors29were treated with escalating dose levels of IMA401 ranging from 0.0066 mg to 2.5 mg with or without an immune checkpoint inhibitor (ICI, pembrolizumab). The safety population includes all 55 patients treated with IMA401 as monotherapy (n=46) or in combination with pembrolizumab (n=9). 44 patients were treated with doses from 1 to 2.5 mg, and thereof 38 were evaluable for efficacy30. All efficacy-evaluable patients treated with IMA401 in combination with pembrolizumab (n=4) had progressed on prior immune checkpoint inhibitor treatments.

The most frequent and relevant treatment-related AEs across all 55 patients treated with IMA401 were low-grade CRS (24% G1, 11% G2, no ≥ Grade 3), mostly at the first step dose, expected and transient lymphopenia, consistent with the mechanism of action, as well as neutropenia, which was mostly transient, not re-occurring after resolution under continued treatment31 and well-manageable at the RP2D range of 1-2 mg. Notably, no ICANS was observed. The tolerability of IMA401 in combination with pembrolizumab is consistent with the tolerability of IMA401 monotherapy.

The maximum tolerated dose (MTD) has not been reached; three dose-limiting events were observed at 2.5 mg. The Phase 1a dose escalation has been completed, and the provisional RP2D range has been identified at 1-2 mg. At RP2D, the tolerability profile was favorable.

Anti-tumor Activity and Durability. Set forth below is the observed anti-tumor activity in three focus indications for patients treated with ≥1 mg IMA401 as a monotherapy or in combination with pembrolizumab:

•
Head and neck cancer: cORR of 25% (2/8), disease control rate of 63% (5/8)
•
Melanoma: cORR of 29% (2/7), disease control rate of 57% (4/7)
•
Squamous non-small-cell lung cancer: 1 partial response at first scan for a heavily pre-treated, ICI-resistant patient, 1 patient with stable disease for >4 months and overall survival of approximately 16 months, 1 patient with progressive disease with shrinkage of liver target lesions

29 Basket trial with >15 different tumor indications.

30 Efficacy-evaluable patients: All patients treated as of June 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses).

31 One possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported on March 21, 2024, patient was treated outside RP2D range with 2.5 mg IMA401 and did not receive dexamethasone pre-medication.

The duration of all confirmed responses was longer than 6 months post-treatment, with the longest response ongoing over 2 years in a patient with advanced cutaneous melanoma.

Clinical Development Opportunity. Consistent with Immatics’ focus on advancing its PRAME franchise, the Company is currently exploring IMA401 solely in combination with IMA402, starting with squamous non-small cell lung cancer (sqNSCLC).

Partnered TCER programs and TCER multiplexing strategy

In parallel to our proprietary development programs, we are preparing a Phase 1 clinical trial in collaboration with Moderna to evaluate a novel mRNA-based TCER product candidate developed under the existing collaboration agreement and directed against an undisclosed Immatics proprietary target. Unlike IMA402 and IMA401, this TCER, in-licensed by Moderna, is not administered as protein-based biologic but is encoded in Moderna’s proprietary mRNA delivery system enabling in vivoproduction of the TCER molecule by the patient’s own body. Following expansion of the collaboration agreement in December 2025, Immatics will conduct the Phase 1 trial, with all associated costs reimbursed by Moderna plus a milestone payment of $5m received in January 2026. This collaboration aims to generate proof-of-principle data for the in vivo production of TCER molecules, potentially supporting a broader multiplex approach targeting multiple solid tumors.

Other Targets and Innovative Technologies

While we focus on our clinical candidates, we remain committed to a long-term strategy fueled by our differentiated technology platforms. As part of our long-term strategy to strengthen our proprietary and/or partnered pipeline of innovative therapies targeting PRAME and other cancer antigens (e.g. MAGEA4/8 and COL6A3 exon 6), we have conducted and will continue to conduct preclinical studies for the potential future clinical development of next-generation cell and gene therapies, as well as TCER molecules. We are exploring innovative strategies to render our therapeutics even more effective against solid tumors than current therapies, enhance tolerability and further boost the usability of our product candidates. In this context, we have developed ACTallo, a proprietary, off-the-shelf allogeneic cell therapy platform adaptable across different T-cell subtypes from healthy donors, including γδ T cells, designed to eliminate personalized manufacturing, enable scalable multi-dose production from a single donor, and support the development of next-generation CAR and TCR T-cell therapies.

Technology Platforms

We have established two proprietary target and TCR discovery platforms, XPRESIDENT and XCEPTOR, to characterize our proprietary and partnered product candidates and to enable the identification and development of future TCR-based product candidates, with computational support provided by our proprietary in silico immunoinformatics platform, XCUBE.

XPRESIDENT is our target platform for discovery and characterization of tumor-specific intracellular targets, presented as peptides on the cell surface via HLA molecules – unlocking novel cancer targets. XPRESIDENT integrates high-throughput, ultra-sensitive mass spectrometry with genome, proteome and in-depth transcriptome data. XPRESIDENT’s extensive peptide-HLA (“pHLA”) database is based on more than 2,500 primary tissue samples from more than 40 healthy organ types and more than 20 major cancer indications resulting in more than 500,000,000 MS/MS spectra. To our knowledge, this is the largest collection of pHLA target information derived both from cancer and healthy tissues. XPRESIDENT has identified and characterized cancer targets for all our proprietary and partnered clinical and preclinical programs and was instrumental in the discovery and validation of the PRAME peptide targeted by our PRAME franchise product candidates. While our current pipeline programs focus on HLA-A*02:01, one of the most common HLA types worldwide, XPRESIDENT is not restricted to this allele and has identified cancer targets across multiple additional HLA alleles (such as HLA-A*01/ -A*03/ -A*24/ -B*07/ -B*44), enabling the potential expansion of our product candidates to broader patient populations. The XPRESIDENT platform can be further expanded beyond oncology, including for the systematic analysis of HLA class II immunopeptidomics data and epitope discovery in autoimmune diseases.

XCEPTOR is our proprietary TCR platform that enables the efficient identification, characterization, optimization and engineering of TCRs for the development of cell therapy and bispecific product candidates with high affinity and specificity for identified pHLA targets. The entire process is guided by the XPRESIDENT peptide target database, which informs early on- and off-target- as well as cross-reactivity assessments. This unique and integrated XPRESIDENT–XCEPTOR approach supports the early identification and prioritization of TCRs with favorable specificity and promising anti-tumor activity profiles for further development.

XCUBE is our AI-powered in silico platform that integrates multi-dimensional biological data from XPRESIDENT and XCEPTOR to transform large-scale target and TCR datasets into actionable therapeutic knowledge, supporting the development of optimal target–TCR matches and guiding the development of novel TCR-based immunotherapies.

Manufacturing & Supply

TCR T-cell Therapies

To scale our cell therapies, for registration-enabling trials and planned initial commercial manufacturing, we completed the construction of a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in Stafford, Texas, within the greater metropolitan area of Houston, Texas, and commenced manufacturing of cellular products as planned in 2025. This includes the manufacturing of anzu-cel (IMA203) and IMA203CD8 for early-stage and the registration-enabling clinical trial SUPRAME as well as planned initial anzu-cel commercial supply. The facility is designed for flexibility and can be expanded modularly. We also maintain a GMP facility at the University of Texas Health Science Center at Houston ("UTHealth"), in Houston, Texas to serve as backup manufacturing site for our cell therapy clinical trials supply.

To secure our supply of lentiviral vectors, which are the most critical raw materials for the manufacturing of genetically modified cell products, we have a contractual agreement in place with a GMP supplier of lentiviral vectors including a commercial supply agreement.

TCER

TCER molecules are expressed in mammalian cells. We have established an in-house laboratory-scale production process to generate R&D material suitable for compound characterization and early preclinical assessments. In the course of preclinical development, the manufacturing process is transferred to third-party contract manufacturing organizations (“CMOs”) that are experienced in cGMP manufacturing of biologics and regulatory compliance. The IND-enabling studies (e.g., in vitro toxicology studies) are performed with material that we receive from CMOs.

The manufacturing phase at our CMOs includes cell line development, establishment of master- and working cell banks, upstream and downstream process development, formulation development, development of suitable analytical methods for testing and release, cGMP manufacturing, fill and finish, drug substance and drug product release testing, storage and stability testing.

An in-house chemistry, manufacturing and control (“CMC”) team guides and manages the processes at our CMOs through the different stages. Before and during the cooperation with a CMO, we conduct audits to control compliance with the mutually agreed process descriptions and to cGMP regulations. Our CMOs themselves are subject to their own quality assurance functions and are inspected and certified by regulatory agencies, including FDA and European national agencies. For the development of each TCER candidate, our CMOs need to scale the manufacturing process to support clinical development and potential future commercial supply. Drug formulation and process parameters need to be optimized and the manufacturing process qualified by applicable regulatory authorities. In addition to the currently contracted CMOs, where necessary, we expect to engage with additional third-party manufacturers and suppliers to support potential registration-enabling trials and potential commercial supply.

Marketing and Sales

Recognizing the commercial potential for anzu-cel (IMA203) as well as other product candidates in our pipeline, we are building a dedicated team of U.S. commercial and medical affairs professionals experienced in cell therapy launches to prepare for a commercial launch.

Our focus at this stage will be to:

(1) educate external stakeholders about our therapies through Medical Affairs via scientific exchange

(2) initiate engagement with payers regarding reimbursement

(3) continue to build our internal infrastructure and capabilities to ensure launch readiness and

(4) refine our go-to market and commercial launch strategies

If our product candidates are approved, we expect to commercialize those products in the U.S. with an experienced commercial organization including a national specialty oncology sales force. Outside the U.S., we are in the process of refining our regulatory and commercial strategy.

As additional product candidates advance through our pipeline, we will develop commercial plans based on the attributes and commercial potential of each such product.

Competition

The immuno-oncology field focused on the development of therapies for solid tumors is rapidly evolving. While we believe that our technology platforms, therapeutic modalities and scientific knowledge provide us with a competitive advantage, we also face significant competition. Our competitors are established pharmaceutical and existing or emerging biotechnology companies and academic research institutions developing immunotherapies such as TCR-based therapies, TCR mimetic approaches, CAR-T, TIL, oncolytic viruses, bispecific antibodies or immune checkpoint inhibitors.

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
•
Companies such as BioNtech, T-knife, Marker Therapeutics, Zelluna, Myrio Therapeutics, Etcembly, T-Scan, CDR Life, Neowise Biotechnology, and Immunocore are actively developing therapies targeting PRAME.
•
Companies such as Adaptimmune, Affini-T, T-knife, Captain T-cell, Marker Therapeutics, BioNTech, T-scan Therapeutics, CorreGene and ImmunoScape are investigating novel autologous or allogeneic TCR T-cell therapeutics. Their TCR T-cell programs are partially directed against peptide targets derived from the same proteins but not necessarily against the same peptide target as used by us.
•
Companies such as Immunocore, CDR-Life, Ectembly, Myrio Therapeutics, Crossbow Therapeutics, EnaraBio, CorreGene and Engimmune are developing TCR bispecific compounds or TCR mimetic antibodies.

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

Intellectual Property

Our success depends in part on our ability to protect our product candidates, products, technology and intellectual property. To do so, we primarily rely on patents, trade secrets, trademarks, confidentiality procedures and disclosure and invention assignment agreements. Consistent with our belief in intellectual property, our patent portfolio is a strategically important asset covering TCRs, cell therapies, TCERs, antibodies and methods for cancer antigen target validation, TCR screening, cell therapy development and therapeutic uses. We seek to protect our proprietary position by filing patent applications in territories we deem commercially important for our technologies. For example, we seek protection for our product candidates in many commercially relevant jurisdictions, including, but not limited to, the United States, Europe, Australia, Brazil, Canada, China, India, Israel, Japan and South Korea. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents that are licensed or granted to us will not be challenged, invalidated, or circumvented or that such patents will provide us with any competitive advantage. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding the risks related to our intellectual property, please see Item 3D., “Risk Factors—Risks Related to Our Intellectual Property”.

As of February 1, 2026, our patent portfolio includes the following:

IP related to Clinical Programs

Anzu-cel (IMA203) / IMA203CD8 (PRAME)

We own one patent family covering the composition of matter, specifically the TCR, of anzu-cel (IMA203) and IMA203CD8 and other related TCRs and T-cell therapies, which consists of three issued U.S. patents, 13 issued foreign patents, one pending non-provisional U.S. patent application and 24 pending foreign patent applications in countries we consider commercially relevant. We also own two patent families relating to the construct used for IMA203CD8, one of which also covers the construct used for anzu-cel (IMA203). We further own one patent family that relates to the use of anzu-cel (IMA203) in the treatment of metastatic cancers. We further own patent families that relate to the treatment protocol and manufacturing of anzu-cel (IMA203) or IMA203CD8. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2038 and 2045 (worldwide, in each case excluding potential patent term extensions or adjustments).

IMA402 (PRAME)

We own one patent family covering the composition of matter of IMA402, i.e. the TCER, as well as other related TCERs and their use in cancer treatment, which consists of one issued U.S. patent, one pending non-provisional U.S. patent application and 22 pending foreign patent applications in countries we consider commercially relevant. We also own a patent family covering the particular T cell recruiting antibody of IMA402 as well as other related T cell recruiting antibodies and a patent family in relation to the use of IMA402 in the treatment of metastatic cancers. We also own a patent family covering the TCER format. We further own patent applications relating to potential dosing regimen of IMA402, as well as combination therapies with IMA401 and/or a checkpoint inhibitor. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2038 and 2045 (worldwide, in each case excluding potential patent term extensions or adjustments).

IMA401 (MAGEA4/8)

We own one patent family covering the composition of matter of IMA401, i.e. the TCER, as well as other related TCERs and their use in cancer treatment, which consists of two issued U.S. patents, one pending non-provisional U.S. patent application as well as 29 pending foreign patent applications and four issued patents in countries we consider commercially relevant. We also own a patent family covering the particular T cell recruiting antibody of IMA401 and a patent family covering the TCER format. We further own patent applications relating to potential dosing regimen of IMA401, as well as combination therapies with IMA402 and/or a checkpoint inhibitor, or with a pro-inflammatory substance like interferon gamma. We also own a patent application relating to a formulation of IMA401. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2038 and 2045 (worldwide, excluding potential patent term extensions or adjustments).

IP related to Preclinical Programs

IMA204 (COL6A3 exon 6)

We own one patent family covering the composition of matter, specifically the TCR, of IMA204 and other related TCRs and T-cell therapies as well as the use of IMA204 for treating certain cancer types, which consists of three issued U.S. patents, 7 issued foreign patents, one pending non-provisional U.S. patent application and 13 pending foreign patent applications. In addition, we own a patent family relating to the COL6A3 target peptide of IMA204. These patents and patent applications, if issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire between 2031 and 2038 (worldwide, excluding potential patent term extensions or adjustments).

IP related to Platform Technology

We own a number of platform technology patents and patent applications which are directed at certain aspects of the process that we use to engineer our TCER molecules and cell therapies including ACTallo. We further own a patent family relating to the TCER format. If issued, these patents and patent applications will expire between 2038 and 2045, in each case without taking into account any possible patent term adjustments or extensions and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid.

As we continue to develop and commercialize new product candidates, we intend to pursue further intellectual property protection by filing patent applications in territories we deem commercially important.

IP related to Trademarks

We have several trademarks including the Immatics® name itself, the “Immatics bubbles”/logo, as well as trademarks for our technology platforms including XPRESIDENT®, XCEPTOR®, TCER®, ACTengine®, and ACTallo®. For these, we have filed several trademark applications in different countries, whereas most of them are already registered. We also filed a trademark application for SUPRAME, which is the clinical trial name of the PRAME targeting cell therapy candidate anzu-cel (IMA203).

Collaborations

We have forged strategic collaborations with biotech and pharmaceutical companies as well as academic research institutions. Key collaborations include (in order of occurrence with the latest collaboration listed first):

Moderna

In September 2023, we entered into a Master Collaboration and License Agreement (the “Master Collaboration and License Agreement”) with ModernaTX, Inc., a subsidiary of Moderna, Inc. (“Moderna”), relating to three collaboration pillars for the development and commercialization of products employing Immatics’ and Moderna’s technologies: (i) a collaboration to discover and develop mRNA-based TCER therapeutics against targets of interest to Moderna (the “TCER Program”); (ii) the validation, generation and application of data useful for the research and development of cancer antigen therapies (the “Database/Cancer Antigen Therapy Program”); and (iii) a combination therapy clinical trial with respect to IMA203 and a Moderna mRNA-based cell therapy enhancer (the “Clinical Combo Program”).

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

With respect to the Database/ Cancer Antigen Therapy Program, pursuant to the Master Collaboration and License Agreement and the Database/ Cancer Antigen Therapy Collaboration Project Agreement between the parties (the “Database/Cancer Antigen Therapy Project Agreement”), the parties will use Immatics’ XPRESIDENT platform to (i) generate reports for proteins or cancer antigen therapy candidates and validate cancer antigen therapy candidates (the “Database Query Program”), (ii) select peptides with respect to specific tumor types selected by Moderna for the development of cancer antigen therapies (the “Shared Cancer Antigen Therapy Program”), and (iii) provide certain epitope prediction data for potential development and validation of cancer antigen therapies (the “Optimized Cancer Antigen Therapy Program”). The term of these programs can be up to approximately five years. Immatics will grant to Moderna an exclusive, worldwide sublicensable license to develop, manufacture and commercialize any Shared Cancer Antigen Therapy product or Optimized Cancer Antigen Therapy product developed under the Database/ Cancer Antigen Therapy Project Agreement. Immatics may be eligible to receive (i) depending on the characteristics of the cancer antigen therapy, certain milestone payments under the Database Query Program, (ii) for each resulting cancer antigen therapy in the Shared Cancer Antigen Therapy Program and the Optimized Cancer Antigen Therapy Program, depending on certain product characteristics, up to a low-eight-digit amount upon the achievement of certain development milestones and up to a low-nine-digit amount upon the achievement of certain regulatory and commercial milestones, and (iii) for each resulting cancer antigen therapy in the Shared Cancer Antigen Therapy Program, during the royalty term (as described below) and depending on certain product characteristics, tiered, low- to mid-single-digit percentage royalties on worldwide net sales of such product. A royalty term with respect to a cancer antigen therapy in the Shared Cancer Antigen Therapy Program and the Optimized Cancer Antigen Therapy Program in a given country begins upon the first commercial sale of such product in such country and terminates on the latest of the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after the first commercial sale of the product in a given country. During the term of the Database/ Cancer Antigen Therapy Program, Immatics has certain exclusivity obligations to Moderna, and its ability to develop certain cancer antigen therapies is limited by the Database/ Cancer Antigen Therapy Project Agreement.

With respect to the Clinical Combo Program, pursuant to the Master Collaboration and License Agreement and the Combination Collaboration Project Agreement between the parties (the “Clinical Combo Project Agreement”), the parties will collaborate to develop a combination therapy of IMA203 (or IMA203CD8) and a Moderna mRNA-based cell therapy enhancer. Immatics will be responsible for, and the parties will share the cost of, development activities in accordance with the applicable mutually agreed research plan. For so long as the parties are conducting the combination therapy clinical trial, Immatics has certain exclusivity obligations to Moderna related to its ability to develop, manufacture and commercialize similar combination products.

In December 2025, the Parties agreed to expand the existing collaboration via an amendment to the Master Collaboration and License Agreement to conduct a Phase 1 clinical trial evaluating a novel mRNA-based TCER product that was developed under the existing TCER Program (“Clinical TCER Project”). Under this amendment, Immatics will be responsible for, with all costs being reimbursed by Moderna, conducting a Phase 1 Clinical trial with the mRNA-based TCER product. Upon execution of this amendment, Immatics received a $5 million milestone payment.

Bristol Myers Squibb

In August 2019, we and Celgene Corporation, a wholly owned subsidiary of BMS, entered into a strategic collaboration and license agreement to develop novel adoptive cell therapies targeting multiple cancers. Under the agreement, we may develop TCR-T programs against solid tumor targets discovered by our XPRESIDENT technology. We will utilize proprietary TCRs identified by our XCEPTOR TCR discovery and engineering platform. We are responsible for the development of these programs through the lead candidate stage, at which time BMS may exercise its option to exclusively license one or more programs, thereby assuming sole responsibility for further worldwide development, manufacturing and commercialization of the TCR T-cell therapies. We retain certain early-stage co-development and co-funding rights for selected TCR T-cell therapies arising from the collaboration.

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

UTHealth

In September 2015, we entered into a multi-year collaboration agreement to secure exclusive access to three UTHealth cGMP suites to manufacture various TCR T-cell therapy products within the Griffin Research Laboratory. Under the agreement, general facility operations, maintenance, supply and reagents for cGMP manufacture and co-release of product is provided by UTHealth. Under the agreement, Immatics staff performs all manufacturing and in-process controls. The UTHealth facility is FDA registered to produce cells and tissues for clinical applications in compliance with cGMP and has received accreditation by the FACT in January 2016, which was renewed in 2019.

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

Lentigen Technology Inc.

In September 2025 we entered into a Commercial Manufacturing Supply Agreement with Lentigen Technology Inc. (“Lentigen”), which is a subsidiary of Miltenyi Bioindustry. Under the terms of the agreement, Lentigen will provide commercial manufacturing and supply services of lentiviral vectors for Immatics’ adoptive cell therapy products including for the commercial launch of anzu-cel. This Agreement contains customary terms and conditions pertaining to the supply of lentiviral vector.

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

For manufacturing and supply of TCR bispecifics during our Phase 1 clinical trials, we have contracted third-party manufacturers for both IMA402 and IMA401.

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

Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2026 is $4,682,003 for an application requiring clinical data. The sponsor of an approved BLA is also subject to an annual program fee, which for fiscal year 2026 is $442,213. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

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

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the European Commission decides that safety grounds merit one additional five-year renewal.

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
•
the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU; and
•
the marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83/EC, as amended, and EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

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

The European Parliament adopted its position on the Commission proposal on April 10, 2024. The Council of the European Union adopted its position on the Commission proposal on June 4, 2025. On December 11, 2025 political agreement was reached by the European Commission, the European Parliament and the Council of the European Union on the comprehensive reform of the EU pharmaceutical legislation, formal approval by the European Parliament and the Council is awaited. Given the extensive nature of the reform the legislative process extends into 2026. The adopted acts of the new pharmaceutical legislation are expected to enter into force in 2026. The following two years, until 2028, will serve as a transition period. In this time interval, all EU Member States will need to update their national laws to align with the new rules. It is expected for the new pharmaceutical legislation to become applicable in 2028.

C. Organizational Structure

As of December 31, 2025, we had two subsidiaries. The following table sets out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Jurisdiction of Incorporation	Percentage Ownership and Voting Interest
Immatics Biotechnologies GmbH	Germany	100%
Immatics US, Inc.	Delaware, United States	100%

D. Property, Plants and Equipment

Immatics has two locations in Germany:

•
The corporate headquarters are located at Paul-Ehrlich-Straße 15-19 in 72076 Tübingen. It comprises approximately 5,100 square meters of office space as well as research and laboratory space. In addition, we have facilities located at Maria-von-Lindenstraße 2, 72076 Tübingen. It comprises approximately 1,800 square meters of office space as well as research and laboratory space. It houses Operations, Immunology, TCR Discovery and Validation, TCR Engineering & bispecifics, Immunomonitoring, Discovery, Companion Diagnostics, CMC, Finance, Translational Development, Regulatory Affairs and Clinical Development.

•
Our second facility is approximately 1,700 square meters and is located in Machtlfinger Straße 5-15 in 81379 Munich. It houses Clinical Development, Intellectual Property, IT, Communications and Business Development.

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

For a discussion of our consolidated statements of operations for the years ended December 31, 2024 and December 31, 2023 and our cash flows for the year ended December 31, 2023, see the section “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F (File No. 001-39363) filed with the SEC on March 27, 2025.

A. Operating Results

Overview

We are a clinical-stage biotechnology company and the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most
PRAME indications and modalities. Our mission is to make a meaningful impact on the lives of patients with cancer and high unmet medical needs by producing novel, PRAME-directed immunotherapies that provide tangible clinical benefits. We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing
PRAME immunotherapies for the benefit of cancer patients, our shareholders, our employees and our partners.

PRAME is an intracellular protein presented as a peptide on the surface of tumor cells by HLA molecules. The PRAME peptide can be targeted by T-cell receptors (“TCRs”) engineered by Immatics, thus overcoming the limitations of classical antibodies and
CAR T-cell therapies not able to access intracellular targets. Our PRAME franchise currently includes three product candidates, two therapeutic modalities and two combination therapies that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy (GEN2), our off-the-shelf, next-generation, half-life extended IMA402 PRAME bispecific as monotherapy and in combination with an immune checkpoint inhibitor as well as anzu-cel in combination with Moderna’s PRAME cell therapy enhancer (mRNA-4203). Each modality targeting PRAME, cell therapy and bispecific, is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations.

In addition, we are exploring a potential combination of IMA401 MAGE4/8 bispecific with IMA402 PRAME bispecific, in patients with squamous non-small cell lung cancer (sqNSCLC) and potentially other indications. We are also driving innovation beyond PRAME with several proprietary and partnered preclinical product candidates targeting multiple indications.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to make a meaningful impact on the lives of patients with cancer. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 656 and 627 FTEs as of December 31, 2025 and December 31, 2024, respectively.

Through December 31, 2025, we have raised €1.6 billion cash and cash equivalents through licensing payments from our collaborators and through private and public placements of securities. We hold cash and cash equivalents and other financial assets of €469.3 million as of December 31, 2025. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Moderna. Our revenue from collaboration agreements currently consists of upfront payments, milestone payments and reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “E. Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In one of our two current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical targets from the TCER part (“Early TCER Activities”), one initial advanced pre-clinical target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as if they were one performance obligation (“Database Activities”). During the year ended December 31, 2025, Immatics entered into an amendment to the Moderna master agreement to conduct a clinical trial for the Advanced TCER Activities, which is accounted for as a separate distinct performance obligation.

All collaboration agreements resulted in a total of €530.0 million of payments through December 31, 2025. We received €113.0 million ($120.0 million) in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023. We achieved a €4.3 million ($5.0 million) milestone from our collaboration partner Moderna in December 2025, related to a contract modification.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. Since the achievement of such milestone events is subject to certain conditions outside the influence of the Company and other risk factors, future milestone revenue is considered a variable consideration that is currently uncertain.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners, following successful clinical trials and approval for sale. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel PRAME-directed immunotherapies to patients with cancer:

•
Anzu-cel (IMA203) PRAME Cell Therapy: First Market Entry in Advanced Melanoma;
•
IMA203CD8 PRAME Cell Therapy (GEN2): Expansion to all Advanced PRAME Cancers;

•
IMA402 PRAME bispecific: Expansion to Earlier-Line PRAME Cancers; and
•
Unlock the full potential of strategic collaborations

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses may increase in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect our headcount may increase to support our continued
research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

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

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials of our TCR T-cell therapy or TCR bispecific candidates may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our TCR T-cell therapy or TCR bispecific product candidates for the treatment of solid tumors.
The clinical trials for our products under development may not be completed on schedule, the FDA, EMA or regulatory authorities in other countries may not view data generated from clinical trials that we designate as “pivotal” or “registration-enabling” as sufficient support regulatory approval, and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and the early stages of our commercial activities and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to the possible planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in personnel-related expenses and other expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities recorded at fair value through profit or loss. The warrants expired on July 1, 2025 and have not been exercised during their lifetime. Other financial income results primarily from interest income, foreign exchange gains and expected credit income. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023

The following table summarizes our consolidated statements of operations for each year presented:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	48,266	155,835	53,997
Research and development expenses	(183,832)	(148,079)	(118,663)
General and administrative expenses	(51,184)	(46,449)	(38,198)
Other income	4,734	78	1,139
Operating result	(182,016)	(38,615)	(101,725)
Change in fair value of liabilities for warrants	1,730	17,264	(2,079)
Other financial income	18,516	44,018	13,850
Other financial expenses	(36,666)	(1,321)	(7,040)
Financial result	(16,420)	59,961	4,731
Profit/(loss) before taxes	(198,436)	21,346	(96,994)
Taxes on income	1,989	(6,128)	2,345
Net profit/(loss)	(196,447)	15,218	(94,649)
Net profit/(loss) per share:
Basic	(1.61)	0.14	(1.18)
Diluted	(1.61)	0.14	(1.18)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the years indicated:

	Year ended December 31,
	2025	2024
	(Euros in thousands)
Moderna, United States	37,247	62,785
BMS, United States	11,019	78,099
Genmab, Denmark	—	14,951
Total	48,266	155,835

Our revenue from collaboration agreements decreased by €107.5 million from €155.8 million for the year ended December 31, 2024 to €48.3 million for the year ended December 31, 2025. Under our collaboration agreement with Moderna revenue decreased from €62.8 million for the year ended December 31, 2024 to €37.2 million for the year ended December 31, 2025. Revenue decreased for our collaboration with BMS from €78.1 million for the year ended December 31, 2024 to €11.0 million for the year ended December 31, 2025. For Moderna, the decrease is primarily attributable to a lower proportion of costs incurred relative to the overall project progress within the year. For BMS, the decrease is primarily due to termination of agreements and attributable to a lower proportion of costs incurred relative to the overall project progress within the year. We recognized higher revenue during the year ended December 31, 2024 due to the terminations of our collaboration agreements with Genmab, BMS IMA401 and BMS Allo which resulted in the recognition of the remaining deferred revenue of €14.9 million, €21.0 million and €33.1 million, respectively.

Other than the recognition of a €4.3 million milestone from Moderna for the year ended December 31, 2025, we did not achieve any material milestones or receive any royalty payments in connection with our collaboration agreements during the presented years.

Research and Development Expenses

The following table summarizes our research and development expenses for the years indicated:

	Year ended December 31,
	2025	2024
	(Euros in thousands)
Direct external research and development expenses by program:
TCR T-cell therapy Programs	(49,521)	(25,861)
TCR Bispecific Programs	(19,015)	(12,631)
Other programs	(2,480)	(7,509)
Sub-total direct external expenses	(71,016)	(46,001)
Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(69,249)	(56,270)
Share-based compensation expenses	(7,539)	(9,587)
IP expenses	(2,600)	(8,157)
Facility and depreciation	(12,257)	(11,491)
Other indirect expenses	(21,171)	(16,573)
Sub-total indirect expenses	(112,816)	(102,078)
Total	(183,832)	(148,079)

Direct external research and development expenses for our TCR T-cell therapy Programs increased from €25.9 million for the year ended December 31, 2024 to €49.5 million for the year ended December 31, 2025. This increase mainly resulted from increased activities in our clinical trials for anzu-cel (IMA203), predominantly for SUPRAME and to a lesser extent for Uveal Melanoma. Direct external research and development expenses for our TCR bispecifics programs increased from €12.6 million for the year ended December 31, 2024 to €19.0 million for the year ended December 31, 2025. This increase mainly resulted from activities related to our continued development of IMA401 as a Immatics’ proprietary product as well as increased activities for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements decreased from €7.5 million for the year ended December 31, 2024 to €2.5 million for the year ended December 31, 2025. This decrease mainly resulted from the termination of our BMS IMA401 collaboration in September 2024.

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

Personnel-related expenses increased from €56.3 million for the year ended December 31, 2024 to €69.2 million for the year ended December 31, 2025. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €9.6 million for the year ended December 31, 2024 to €7.5 million for the year ended December 31, 2025. Shared-based compensation expenses decrease over time mainly due to certain awards granted as part of the initial listing on Nasdaq have fully vested. IP expenses decreased from €8.2 million for the year ended December 31, 2024 to €2.6 million for the year ended December 31, 2025 mainly due to fewer patent activities in research and development carried out during the year ended December 31, 2025. Facility and depreciation expenses increased from €11.5 million for the year ended December 31, 2024 to €12.3 million for the year ended December 31, 2025. Other indirect expenses increased from €16.6 million for the year ended December 31, 2024 to €21.2 million for the year ended December 31, 2025. This increase mainly resulted from activities related to the preparation for scalability of our manufacturing processes.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years indicated:

	Year ended December 31,
	2025	2024
	(Euros in thousands)
Personnel related (excluding share-based compensation)	(18,809)	(15,430)
Share-based compensation expenses	(7,477)	(8,055)
Professional and consulting fees	(8,750)	(8,936)
Other external general and administrative expenses	(16,148)	(14,028)
Total	(51,184)	(46,449)

General and administrative expenses increased from €46.4 million for the year ended December 31, 2024 to €51.2 million for the year ended December 31, 2025.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €15.4 million for the year ended December 31, 2024 to €18.8 million for the year ended December 31, 2025. The increase primarily reflects increased engagement in commercialization preparation activities for anzu-cel (IMA203) and to a lesser extent from additional headcount in finance, IT, human resources and communications functions.

Share-based compensation expenses decreased from €8.1 million for the year ended December 31, 2024 to €7.5 million for the year ended December 31, 2025. Shared-based compensation expenses decrease over time for awards granted as part of the initial listing on Nasdaq that have fully vested.

Professional and consulting fees decreased from €8.9 million for the year ended December 31, 2024 to €8.7 million for the year ended December 31, 2025.

Other external expenses increased from €14.0 million for the year ended December 31, 2024 to €16.1 million for the year ended December 31, 2025. The increase in other expenses mainly resulted from higher software expenses, depreciation and facility expenses.

Change in fair value of liabilities for warrants

There were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit or loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The Company’s public warrants expired on July 1, 2025, without any being exercised during their lifetime. As a result, the related warrant liabilities were derecognized from the Statement of Financial Position on that date.

For the year ended December 31, 2025, changes in the fair value of the warrants resulted in a decrease of €1.7 million, recognized as income, as the fair value declined from €0.24 ($0.25) per warrant as of December 31, 2024, to €0.00 ($0.00) as of June 30, 2025, prior to their expiration on July 1, 2025.

The fair value of warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €0.24 ($0.25) per warrant as of December 31, 2024. The result is a decrease in fair value of liabilities for warrants of €17.3 million and a corresponding income for the year ended December 31, 2024.

Other Income

Other income increased from €0.1 million for the year ended December 31, 2024 to €4.7 million for the year ended December 31, 2025. Immatics GmbH claimed the tax research allowance under the German Research Allowance Act (FZulG) for eligible research and development activities. The research allowance is treated as a government grant and recognized in accordance with the principles of IAS 20. A research allowance of €4.6 million was recognized as of December 31, 2025 as other income.

Other Financial Income and Other Financial Expenses

Other financial income decreased from €44.0 million for the year ended December 31, 2024 to €18.5 million for the year ended December 31, 2025. The decrease mainly resulted from lower unrealized foreign exchange gains and lower interest income mainly due to lower interest rates and lower balances.

Other financial expenses increased from €1.3 million for the year ended December 31, 2024 to €36.7 million for the year ended December 31, 2025. The increase mainly resulted from higher unrealized foreign exchange losses.

Taxes on Income

Taxes on income decreased from €6.1 million for the year ended December 31, 2024 to a benefit of €2.0 million for the year ended December 31, 2025. The decrease mainly resulted from a current income tax expense for the year ended December 31, 2024 compared to an income tax benefit for the year ended December 31, 2025. Immatics did not generate a taxable profit for the year ended December 31, 2025, correspondingly no significant current income tax was recognized. For the year ended December 31, 2024 a current income tax expense of €7.8 million was recognized. Deferred tax liabilities decreased for the year ended December 31, 2025 compare to the year ended December 31, 2024. For the year ended December 31, 2025 and for the year ended December 31, 2024, the decrease in temporary differences resulted in a deferred income tax benefit of €2.0 million and €1.7 million, respectively. The decrease is mainly related to the decrease in temporary differences in Deferred revenue, Cash and cash equivalents and Other financial assets.

B. Liquidity and Capital Resources

Cash and cash equivalents increased from €236.7 million as of December 31, 2024 to €345.9 million as of December 31, 2025.

We believe our existing Cash, cash equivalents and other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022 and the year ended December
31, 2024. As of December 31, 2025, we had an accumulated deficit of €786.0 million.

We have funded our operations primarily from public offerings and private placements of our equity securities as well as upfront and other payments from collaboration agreements.

In the year ended December 31, 2025, we received €107.2 million ($125.0 million) gross proceeds less transaction costs of €7.0 million ($8.0 million) in connection with our public offering of 12,500,000 ordinary shares on December 8, 2025.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated development. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and short-term deposits

Our contractual obligations as of December 31, 2025 include lease obligations for lease liabilities of €18.7 million, reflecting our future minimum commitments for our office, manufacturing and laboratory spaces in Tübingen, Munich and Houston.

As of December 31, 2025, €3.5 million of the committed lease payments associated with lease liabilities will occur in the next 12 months. The remaining lease payments of €15.2 million will occur between January 1, 2026 and June 30, 2033.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Cash Flows

The following table summarizes our cash flows for each year presented:

	Year ended December 31,
	2025	2024
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(176,626)	(158,030)
Investing activities	204,787	(152,387)
Financing activities	97,353	319,684
Total	125,514	9,267

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies and in our clinical and preclinical development of our product candidates. During the year ended December 31, 2025, our cash flows from operating activities were negative mainly due to ongoing research and development expenses and general and administrative expenses. During the year ended December 31, 2024, our cash flows from operating activities were negative mainly due to ongoing research and development expenses and general and administrative expenses.

Our net cash outflow from operating activities for the year ended December 31, 2025 was €176.6 million. This was comprised of a loss before tax of €198.4 million, an increase in working capital of €44.0 million, a non-cash income of €1.7 million related to the change in fair value of the warrants, partially offset by other effects of €5.9 million, net foreign exchange differences and expected credit income of €34.1 million, depreciation and amortization charge of €12.4 million and non-cash charges from equity-settled share-based compensation expenses for employees of €15.0 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €37.6 million, an increase in other assets and prepayments of €6.1 million and an increase in accounts receivable of €0.3 million.

Our net cash outflow from operating activities for the year ended December 31, 2024 was €158.0 million. This was comprised of a profit before tax of €21.3 million, an increase in working capital of €150.8 million, a non-cash income of €17.3 million related to the change in fair value of the warrants and other effects of €22.3 million and net foreign exchange differences and expected credit losses of €18.7 million, partly offset by depreciation and amortization charge of €12.2 million and non-cash charges from equity-settled share-based compensation expenses for employees of €17.6 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €149.7 million, an decrease in other assets and prepayments of €0.7 million, an increase in accounts receivable of €1.8 million.

Investing Activities

Our net inflow of cash from investing activities for the year ended December 31, 2025 was €204.8 million. This consisted primarily of cash received from maturity of short-term deposits of €549.9 million, partially offset by cash paid in the amount of €338.3 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company and €6.8 million cash paid for new equipment and intangible assets.

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

Financing Activities

For the year ended December 31, 2025, net cash received from financing activities amounted to €97.4 million.

On December 08, 2025, the Group closed an offering of 12,500,000 ordinary shares with a public offering price of €8.58 ($10.00) per ordinary share. The Group received net proceeds of €100.2 million resulting in an increase in share capital of €125.0 thousand and share premium of €100.1 million, after deducting the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital. For the year ended December 31, 2025, the Group paid €3.0 million for lease agreements.

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

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €786.0 million as of December 31, 2025. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for and commercialize, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture TCR T-cell therapy and TCR bispecific product candidates for our ongoing, planned and potential future clinical trials;
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

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

E. Critical Accounting Estimates

Our consolidated financial statements of Immatics for the fiscal year ending December 31, 2025 have been prepared in accordance with IFRS and the interpretations of the International Financial Reporting Standards Interpretations Committee and applicable on the balance sheet date.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2025 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities - as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensation as well as income taxes.

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

We identified the estimation of progress towards complete satisfaction of a performance obligation within revenue recognition from collaborations agreements to be a critical accounting estimate. The accounting estimate is discussed in our consolidated financial statements included in this Annual Report see “Note 5. Significant accounting judgements, estimates and assumption”.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2025 and 2024 please refer to our consolidated financial statements as of December 31, 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Committee

As of January 31, 2026, our Executive Committee consists of ten executive officers. The Executive Committee is charged with the matters concerning the day-to-day management of the Company determined by the Board. The Board may, whether or not by rule, determine the duties with which each executive officer will be particularly charged.

The following table lists the names, ages as of January 31, 2026 and positions of the individuals who are serving as executive officers.

Name	Age	Position
Harpreet Singh, Ph.D.	51	Chief Executive Officer
Venkat Ramanan, Ph.D.	57	Chief Financial Officer
Cedrik Britten, M.D.	51	Chief Medical Officer
Carsten Reinhardt, M.D., Ph.D.	58	Chief Development Officer
Toni Weinschenk, Ph.D.	56	Chief Innovation Officer
Rainer Kramer, Ph.D.	62	Chief Business Officer
Steffen Walter, Ph.D.	49	Chief Operations Officer
Amie Krause	53	Chief People Officer
Edward Sturchio, J.D.	50	General Counsel
Jordan Silverstein	46	Head of Strategy

Harpreet Singh, Ph.D. Harpreet Singh has served as Chief Executive Officer of Immatics since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of Immatics US since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at Nasdaq in 2020 and in raising more than $850 million of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

Venkat Ramanan, Ph.D. Venkat Ramanan has served as Chief Financial Officer of Immatics since October 2025 and brings more than 25 years of experience in finance, strategy and operations across the biopharmaceutical industry. Before joining Immatics, he served as CFO of Anthos Therapeutics, a Novartis company and CFO of Turnstone Biologics, where he led the company through its IPO. Prior to serving as a CFO, he held senior finance and business leadership roles at Seagen, Gilead Sciences and Amgen, where he enabled multiple successful product launches, global expansion and strategic transactions. Venkat holds a Ph.D. in Engineering Mechanics from The Ohio State University.

Cedrik M. Britten, M.D. Cedrik Britten has served as Chief Medical Officer of Immatics since 2020, assuming leadership for the management and global clinical development of our TCR T-cell therapy and TCR bispecifics pipeline from first testing in humans to registration-enabling trials, including managing regulatory affairs. Cedrik served as Vice President and Head of the Oncology Cell Therapy Research Unit of GlaxoSmithKline plc from 2015 to 2020, and was responsible for building the Oncology Cell Therapy Unit, driving the strategy and establishing the end-to-end capabilities required to research and develop innovative cell therapies in oncology. Prior to that, Cedrik served as Vice President of Research and Development of BioNTech RNA Pharmaceuticals GmbH. Cedrik holds an M.D. from the University Medical Center of the Johannes-Gutenberg University.

Carsten Reinhardt, M.D., Ph.D. Carsten Reinhardt has served as Chief Development Officer of Immatics since 2020 and previously as Chief Medical Officer from 2009 to 2020. Carsten leads Immatics’ product development strategy and our TCR bispecifics platform and pipeline, as well as the immunology and translational development functions. Prior to joining Immatics, Carsten served as Chief Medical Officer of Micromet Inc., where he led the development of the bispecific T cell Engager (BiTE) platform and was instrumental in the company becoming public on Nasdaq and in various deals and transactions that led to the acquisition by Amgen. Prior to this, Carsten was International Medical Leader at Hoffmann-La Roche, Head of Clinical Development of Fresenius Biotech GmbH and held various academic medical positions. He also worked at the University of Tübingen and the Max

Planck Institute, Munich to complete his curriculum in Neurology. Carsten is a Visiting Professor for Pharmaceutical Medicine at the University of Basel and has co-authored more than 40 publications in peer-reviewed journals, including Nature, Science, Nature Medicine, Lancet, Journal of Clinical Oncology, Cancer Research and Journal of Experimental Medicine. Carsten holds an M.D. from the University of Munich and a Ph.D. in cellular immunology from the Institute of Immunology in Munich.

Toni Weinschenk, Ph.D. Toni Weinschenk co-founded Immatics in 2000 and is currently Chief Innovation Officer of Immatics. From 2002 to 2020, he served in various executive positions at Immatics, including Chief Technology Officer and Vice President and Head of Discovery. Toni oversees all of Immatics’ target discovery, bioinformatics and companion diagnostics activities as well as intellectual property. In addition, he is part of the Operational Site Team in Tübingen. Toni is the inventor of Immatics’ proprietary XPRESIDENT technology platform, which enables the discovery and validation of innovative targets for immuno-oncology. Toni Weinschenk has earned the reputation as one of the world’s leading experts in ultra-sensitive, quantitative and high-throughput mass spectrometry of HLA ligands, a technology that is integral to XPRESIDENT. Targets identified by XPRESIDENT have been utilized for all of Immatics’ product candidates and for collaborations with partners in pharma and academia. Toni is an inventor on many patents and has co-authored publications in the cancer immunology field in peer-reviewed journals, including Nature, Nature Medicine, Nature Immunology, Science Translational Medicine and Cell Report. Toni holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.

Rainer Kramer, Ph.D. Rainer Kramer has served as Chief Business Officer of Immatics since 2012. Prior to that, he worked at Signature Diagnostics AG, where he was a member of the Management Board and Chief Business Officer. He is responsible for Immatics’ business development, strategic alliances and early commercial activities. During his career, he has delivered numerous strategic partnerships and license deals encompassing technology and product deals as well as equity transactions with an aggregate value of more than $10 billion. Rainer has worked in research, business and corporate functions with increasing responsibilities at Amgen Inc., MorphoSys AG, Jerini AG, Shire PLC and Signature Diagnostics AG. In addition to his role at Immatics, Rainer is a non-executive director on the board of iOmx Therapeutics. Rainer holds a diploma in molecular biology from the University of Regensburg and a Ph.D. in neurobiology from the Max-Planck-Institute, Martinsried, Germany.

Steffen Walter, Ph.D. Steffen Walter has served as Chief Operations Officer of Immatics since 2023. From 2005 to 2022, Steffen served in various executive-level positions at Immatics, including Chief Technology Officer, Chief Scientific Officer, Vice President Immunology and Director and Head of Immunology. Steffen established the Immatics US operations in Houston, Texas, and contributed to its fundraising, including a $20 million Cancer Prevention and Research grant by the State of Texas. Steffen leads Immatics’ cell therapy manufacturing and process development, U.S. Operations and Administration and the Global Quality and Human Resources team. In addition to supporting the development of the XPRESIDENT technology platform, under his initial leadership, Immatics developed its XCEPTOR platforms to support the generation of TCR-based therapeutic modalities. Steffen is an inventor on numerous patents and patent applications and has co-authored more than 30 publications in peer-reviewed journals, including Nature Medicine, Cell Reports, Lancet Oncology, Brain and Blood. Steffen holds a diploma in biochemistry and a Ph.D. in immunology from the University of Tübingen.

Amie Krause. Amie Krause has served as Chief People Officer of Immatics since 2025. In this role, she leads Human Resources, overseeing organizational development and HR operations to support the company’s transition into a commercial-stage biopharmaceutical organization. Amie brings over 20 years of human resources leadership experience in shaping culture, leading organizational growth and aligning talent with business strategy. Her career includes work across the global biopharmaceutical industry as well as in the field of cell therapy, including Dompé from March to July 2025, Revance Therapeutics from March 2023 to February 2025 and Atara Biotherapeutics from November 2016 to March 2023. Earlier in her career, Amie spent more than a decade at Amgen, holding senior HR leadership roles across global commercial operations in the Americas, Europe, Asia, Africa, and the Middle East. Amie Krause holds a B.S. in Business Management and an MBA from California Lutheran University.

Edward Sturchio, J.D. Edward Sturchio joined Immatics in 2020 and, as General Counsel and Corporate Secretary of Immatics, is responsible for all legal and compliance matters within the organization. He brings over 20 years of expertise as an accomplished executive and lawyer, with an extensive background in corporate, securities and life sciences matters. He previously served as SVP, General Counsel and Corporate Secretary of Abeona Therapeutics Inc. from July 2019 to February 2020. Prior to Abeona, he served as Global General Counsel and Corporate Secretary of Advanced Accelerator Applications S.A., a Novartis company (AAA), from February 2016 to August 2018, where he was responsible for worldwide legal, compliance and intellectual property functions across 22 sites in 13 countries. Before joining AAA, he worked in the Corporate & Securities and Life Sciences departments of Greenberg Traurig LLP and Day Pitney LLP. He has written and lectured extensively in the corporate and life sciences areas. Edward holds a J.D. from Seton Hall University School of Law and a B.A. in psychology from Villanova University.

Jordan Silverstein. Jordan Silverstein joined Immatics in 2019 and oversees the Investor Relations and Corporate Communications department of the organization. He has significant public markets experience, previously serving from September 2018 to August 2019 as Head of Corporate Strategy and Development at InflaRx, a German company publicly listed at Nasdaq, and from May 2014 to August 2018 as the Global Head of Investor Relations at Advanced Accelerator Applications, which he successfully helped list on the Nasdaq and took through multiple financing rounds. The company was subsequently acquired by Novartis. Jordan Silverstein holds a Bachelor’s in Business Administration and Finance from Champlain College.

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

The following table lists our current directors, as well as their ages as of January 31, 2026, term served, the year of expiration of their term as directors and position:

Name	Age	Term Served	Year in which Term Expires	Position
Harpreet Singh, Ph.D.	51	July 1, 2020 – Present	2026	Executive director and Chief Executive Officer
Peter Chambré	70	July 1, 2020 – Present	2028	Non-executive director and Chair
Michael G. Atieh	72	July 1, 2020 – Present	2027	Non-executive director
Paul R. Carter	65	July 1, 2020 – Present	2027	Non-executive director
Eliot Forster, Ph.D.	59	September 14, 2020 – Present	2027	Non-executive director
Heather L. Mason	65	July 1, 2020 – Present	2028	Non-executive director
Adam Stone	46	July 1, 2020 – Present	2026	Non-executive director
Mathias Hothum, Ph.D.	58	June 20, 2023 – Present	2026	Non-executive director
Alise Reicin, M.D.	65	July 29, 2024 – Present	2028	Non-executive director

Harpreet Singh, Ph.D. Harpreet Singh has served as Chief Executive Officer of Immatics since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of Immatics US since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at Nasdaq in 2020 and in raising more than $850 million of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

Peter Chambré. Peter Chambré has served as Chair of the Board of Directors of Immatics from 2012 to 2020. After Immatics’ IPO in 2020, Peter Chambrè became Chair of the Board of Immatics N.V. From 2002 to its acquisition in 2006, Mr. Chambré served as Chief Executive Officer of Cambridge Antibody Technology Group plc. Prior to that, he served as Chief Operating Officer of Celera Genomics Group and as Chief Executive Officer of Bespak plc. In addition to serving on our Board, Peter Chambré serves on the board of directors of Cancer Research Horizons (Chair), Our Future Health (Trustee) and has previously served on the board of directors of OneMed AB, Xellia Pharmaceuticals AS, ApaTech Ltd., UDG Healthcare plc, Touchstone Innovations plc, Spectris plc and BTG plc. Peter Chambré holds a B.Sc. in food science from the University of Reading.

Michael G. Atieh. Michael G. Atieh has served as a member of Immatics’ Board of Directors since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 2014 until his retirement in 2016, he served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chair of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group

President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc. and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President - Merck Medco Managed Care, Vice President - Public Affairs, Vice President – Government Relations, and Treasurer. In addition to serving on Immatics’ Board, Michael G. Atieh serves on the board of directors of Chubb Limited and has previously served on the board of directors of electroCore Inc., Oyster Point Pharma, Inc, Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Michael G. Atieh holds a B.A. in accounting from Upsala College.

Paul R. Carter, FCMA. Paul R. Carter has served as a member of Immatics’ Board of Directors since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 2014 to 2016, Paul R. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, he served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to serving on Immatics’ Board, Paul R. Carter serves on the board of directors of HUTCHMED (China) Ltd. Awakn Life Sciences, Kyowa Kirin International Ltd, Evox Therapeutics Ltd, Concentric Analgesics Inc. and Magdalen Medical Publishing Ltd. Paul R. Carter has previously served on the board of directors of Alder Biopharmaceuticals Inc, Mallinckrodt PLC and Vectiv-Bio. He also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Paul R. Carter holds a B.A. in business studies from the University of West London.

Eliot Forster, Ph.D. Eliot Forster has served as a member of Immatics’ Board of Directors since 2020 and, after the implementation of its one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Eliot Forster is Chief Executive Officer of Levicept Ltd. and is non-executive Chairman of Avacta plc, Ochre Bio, Protalix Inc. and Tessellate Bio. He has previously served as Chief Executive Officer of F-Star Therapeutics Ltd., Immunocore Ltd., Creabilis SA and Solace Pharmaceuticals Inc. From 2012 to 2020, he was the founding Chairman of MedCity. He is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. Additionally, he was a Board member of OSCHR (Office for Strategic Coordination of Health Research) and the National Genomics Board. Eliot Forster holds a B.Sc. in physiology from the University of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

Heather L. Mason. Heather L. Mason has served as a member of Immatics’ Board of Directors since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. From 1990 to 2017, Heather L. Mason served in various leadership positions at Abbott Laboratories, Inc., including as Executive Vice President, Corporate Officer of Abbott Nutrition and as Senior Vice President, Corporate Officer of Abbott Diabetes Care. In addition to serving on Immatics’ Board, Heather L. Mason serves on the board of directors of Assertio Therapeutics, Inc., ConvaTec Group plc, Pendulum Therapeutics, Inc. and SCA Pharmaceuticals, LLC. She holds a B.S.E. from the University of Michigan, Ann Arbor and an M.B.A. from the University of Chicago.

Adam Stone. Adam Stone has served as a member of Immatics’ Board of Directors since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Since 2012, Adam Stone has served as Chief Investment Officer of Perceptive Advisors, which he joined in 2006, and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Prior to joining Perceptive Advisors, he was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals. In addition to serving on Immatics’ Board, Mr. Stone serves on the board of directors of Solid Biosciences Inc., Renovia Inc., LianBio, PROMETHERA Biosciences S.A./N.V., ARYA Sciences Acquisition Corp. IV and ARYA Sciences Acquisition Corp. V. Adam Stone holds a B.A. in molecular biology from Princeton University.

Mathias Hothum, Ph.D. Mathias Hothum joined Immatics’ Board of Directors in 2023. Mathias Hothum is the managing director of dievini Hopp Biotech holding GmbH & Co. KG, the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. He is currently also the founder/owner of HMM Consulting and the managing director of MSL Investments, DH Holding Verwaltungs, MH-LT-Investments and OH Venture Management. From 2001 to 2010, he additionally took the position of Lecturer in the Department of Economics at the University of Applied Sciences in Heidelberg, Germany. Mathias Hothum is Chairman of the Board of Joimax GmbH and Geuder AG, and board member of Apogenix AG, Heidelberg Pharma AG, Molecular Health GmbH and Novaliq GmbH. Mathias Hothum holds a Diploma in business administration from the University of Mannheim, Germany, and a Ph.D. in pharmaceutical economics and medical sociology from the University of Magdeburg, Germany.

Alise Reicin, M.D. Alise Reicin joined Immatics’ Board of Directors in 2024. Since August 2020, Dr. Reicin has served as President and CEO of Tectonic Therapeutic and as a member of its board of directors. From November 2018 to December 2019, Dr. Reicin served as President at Celgene and prior to that, as Senior Vice President, Global Head of Clinical Development at EMD

Serono. Dr. Reicin also held the position of Vice President, Project and Pipeline Leadership, Oncology Franchise, Merck Research Laboratories at Merck & Co. During her tenure, she led the initial development and filing activities that resulted in the first approvals of Keytruda in the United States and European Union. Dr. Reicin is also a member of the board of directors of Sana Biotherapeutics and previously was a member of the board of directors of Homology Medicines. Alise Reicin was a full-time faculty member at Columbia Medical School as well as a physician and researcher at Columbia Presbyterian Hospital. She received her M.D. from Harvard Medical School and her B.A. in Biochemistry from Barnard College of Columbia University.

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

B. Compensation

The following summarizes the compensation earned by the executive officers of Immatics for the fiscal year ended December 31, 2025. This section also discusses the material elements of the executive compensation policies and decisions of Immatics and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

The bonus scheme for the executive directors provides that the annual cash bonus payable to executive directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period.

Compensation of Executive Directors and other Executive Officers

The amount of compensation, accrued or paid to the executive officers of Immatics with respect to the year ended December 31, 2025 is described in the table below(1):

(Euros in thousands)(2)	Harpreet Singh, Ph.D.	All other executives
Periodically-paid remuneration	533	3,777
Variable	331	1,472
Share-based compensation expenses	1,962	5,512
Total compensation	2,826	10,761

(1) Table includes the compensation of (former) key personnel for the period of their services during the year ended December 31, 2025.

In addition to the compensation included in this table, executive officers are also eligible to participate in certain benefit programs and company-wide benefit plans.

(2) Amounts paid in U.S. dollars have been converted to euros using an average exchange rate for 2025 of 1.1438 to one U.S. dollar.

Compensation of Non-Executive Directors

The amount of compensation, including benefits in kind, accrued or paid to the non-executive directors with respect to the year ended December 31, 2025 is described in the table below:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Alise Reicin	Total
Board compensation	90	70	65	50	50	50	50	50	475
Share-based compensation expenses	239	239	239	239	239	236	239	307	1,977
Total	329	309	304	289	289	286	289	357	2,452

2020, 2022, 2024 and 2025 Stock Option and Incentive Plans

Immatics N.V. has four share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”).

At the Annual General Meeting on June 13, 2022, Immatics shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”).

At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”).

At the Annual General Meeting on June 18, 2025, Immatics shareholders approved the Company’s 2025 stock option and incentive plan (“2025 Equity Plan”).

Each of these plans is referred to as a “Plan” in the description below.

Authorized Shares. Stock options and awards based on the ordinary shares of the Company may be issued under the 2020 Equity Plan for a maximum of 10,006,230 shares, the 2022 Equity Plan for a maximum of 4,845,412 shares, the 2024 Equity Plan for a maximum of 5,940,365 shares and under the 2025 Equity Plan for a maximum of 3,518,027 shares.

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

Consistent with market practice in the United States, the trading jurisdiction of our ordinary shares, and in order to further support our ability to attract and retain the right highly qualified candidates for our Board, we also granted share options to non-executive directors.

Through December 31, 2025, no options granted to directors and executive officers were exercised.

The directors and executive officers of Immatics hold the options (both vested and unvested) as of March 31, 2026, assuming no changes to outstanding options:

Executive Committee - share options with service conditions

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested
Harpreet Singh, Ph.D.	Service options	June 30, 2020	168,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	168,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	168,000	11.00	December 9, 2031	-
	Service options	June 14, 2022	135,000	7.94	June 14, 2032	8,437
	Service options	December 13, 2022	388,000	9.75	December 13, 2032	72,750
	Service options	December 5, 2023	390,000	9.06	December 5, 2033	170,625
	Service options	December 3, 2024	300,000	8.06	December 3, 2034	206,250
Cedrik Britten, M.D.	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	21,094
	Service options	December 5, 2023	155,000	9.06	December 5, 2033	67,812
	Service options	December 3, 2024	150,000	8.06	December 3, 2034	103,125
Carsten Reinhardt, M.D., Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	90,000	9.75	December 13, 2032	16,875
	Service options	December 5, 2023	92,000	9.06	December 5, 2033	40,250
	Service options	December 3, 2024	88,000	8.06	December 3, 2034	60,500
Rainer Kramer, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	21,094
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	50,312
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	75,625
Toni Weinschenk, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	21,094
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	50,312
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	75,625
Steffen Walter, Ph.D.	Service options	June 30, 2020	49,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	49,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	98,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	21,094
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	50,312
	Service options	December 3, 2024	150,000	8.06	December 3, 2034	103,125
Edward Sturchio	Service options	June 30, 2020	30,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	30,000	9.70	December 17, 2030	-
	Service options	September 28, 2021	30,000	12.92	September 28, 2031	-
	Service options	December 9, 2021	30,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	60,000	9.75	December 13, 2032	11,250
	Service options	September 13, 2023	52,500	11.87	September 13, 2033	19,687
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	50,312
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	75,625
Jordan Silverstein	Service options	June 30, 2020	29,000	10.00	June 30, 2030	-
	Service options	December 17, 2020	29,000	9.70	December 17, 2030	-
	Service options	December 9, 2021	60,000	11.00	December 9, 2031	-
	Service options	December 13, 2022	112,500	9.75	December 13, 2032	21,094
	Service options	December 5, 2023	115,000	9.06	December 5, 2033	50,312
	Service options	December 3, 2024	110,000	8.06	December 3, 2034	75,625
Venkat Ramanan	Service options	October 1, 2025	350,000	9.00	October 1, 2035	350,000
Amie Krause	Service options	October 27, 2025	211,000	10.58	October 27, 2035	211,000

The service-based options for the executive officers vest over a period of four years, with a 1-year cliff period: 25% cliff vesting after one year with quarterly vesting over the subsequent 36 months.

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

Executive Committee - share options with service conditions (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date
Harpreet Singh, Ph.D.	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	30,939	1.06	July 1, 2027
	Converted Stock options IV	June 30, 2020	145,371	1.17	January 1, 2028
Cedrik Britten, M.D.	Converted Stock options IV	June 30, 2020	94,329	10.00	June 1, 2030
Carsten Reinhardt, M.D., Ph.D.	Matching Stock options	June 30, 2020	165,748	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	18,753	1.06	July 1, 2027
Rainer Kramer, Ph.D.	Matching Stock options	June 30, 2020	120,676	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	22,868	1.06	July 1, 2027
Toni Weinschenk, Ph.D.	Matching Stock options	June 30, 2020	68,070	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	7,850	1.06	July 1, 2027
Steffen Walter, Ph.D.	Matching Stock options	June 30, 2020	76,604	10.00	June 30, 2030
	Converted Stock options III	June 30, 2020	8,955	1.06	July 1, 2027
Jordan Silverstein	Matching Stock options	June 30, 2020	15,652	10.00	June 30, 2030
	Converted Stock options IV	June 30, 2020	53,031	1.17	June 1, 2030

Executive Committee - Restricted Stock Units (RSUs)

Beneficiary	Type of options	Grant date	Number of RSUs outstanding	Grant date fair value in USD	Number of unearned shares that have not vested
Harpreet Singh, Ph.D.	Restricted Stock Units	January 08, 2026	167,500	9.32	167,500
Cedrik Britten, M.D.	Restricted Stock Units	January 08, 2026	50,000	9.32	50,000
Carsten Reinhardt, M.D., Ph.D.	Restricted Stock Units	January 08, 2026	40,000	9.32	40,000
Rainer Kramer, Ph.D.	Restricted Stock Units	January 08, 2026	40,000	9.32	40,000
Toni Weinschenk, Ph.D.	Restricted Stock Units	January 08, 2026	40,000	9.32	40,000
Steffen Walter, Ph.D.	Restricted Stock Units	January 08, 2026	50,000	9.32	50,000
Edward Sturchio	Restricted Stock Units	January 08, 2026	40,000	9.32	40,000
Jordan Silverstein	Restricted Stock Units	January 08, 2026	50,000	9.32	50,000

The restricted stock units for the executive officers vest in four equal annual installments upon satisfaction of service requirements.

Board of Directors - share options with service conditions

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date	Number of unearned shares that have not vested
Peter Chambré	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Adam Stone	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Heather L. Mason	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Michael G. Atieh	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Paul R. Carter	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Eliot Forster, Ph.D.	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Mathias Hothum	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500
Alise Reicin	Service options - III	July 29, 2024	60,000	12.08	June 29, 2034	30,000
	Service options - II	June 24, 2025	41,500	5.44	June 24, 2035	41,500

Under the 2020 Plan, service-based options - I for the Board vest over a period of four years, with a 1-year cliff period: 25% cliff vesting after one year with quarterly vesting over the subsequent 36 months. Under the 2022 Plan and 2024 Plan, service-based options - II vest fully after one year and service-based options – III vest quarterly over three years.

Board of Directors - share options with service conditions (fully vested)

Beneficiary	Type of options	Grant date	Number of options outstanding	Strike price in USD	Expiration date
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034
Adam Stone	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034
Heather L. Mason	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034
Michael G. Atieh	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034
Paul R. Carter	Service options - I	June 30, 2020	25,000	10.00	June 30, 2030
	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034
Eliot Forster, Ph.D.	Service options - I	September 14, 2020	25,000	9.16	September 13, 2030
	Service options - I	December 9, 2021	15,000	11.00	December 9, 2031
	Service options - II	June 14, 2022	25,000	7.94	June 14, 2032
	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034
Mathias Hothum	Service options - II	June 27, 2023	25,000	11.41	June 27, 2033
	Service options - II	June 25, 2024	40,000	12.00	June 25, 2034

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

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

Audit Committee members include Michael G. Atieh (chair), Paul R. Carter, Heather L. Mason and Eliot Forster. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Board has adopted Audit Committee rules, which detail the principal functions of the Audit Committee, including:

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

D. Employees

As of December 31, 2025, Immatics OpCo has a headcount of 407 employees and 285 full-time employees of which 123 hold a doctorate degree. Of these full-time employees, 155 are employed in positions relating to research and development positions, 74 are employed in Clinical including Regulatory Affairs, and 50 are employed in Administrative Functions including Business Development and 6 in senior management positions.

As of December 31, 2025, Immatics US employed 304 full-time employees, of which 45 hold doctorate degrees, 4 hold a law degree, and 4 hold medical degrees. Of these employees, 237 are employed in positions relating to research and development positions, 38 are employed in positions relating to Clinical including Regulatory Affairs, 63 are employed in Administrative Functions including Business Development, and 4 in senior management positions.

We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year. We believe we have good employee relations.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of January 31, 2026 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from January 31, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding ordinary shares beneficially owned is computed based on 134,096,576 ordinary shares outstanding as of January 31, 2026. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, the business address for each beneficial owner is Immatics N.V., Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Harpreet Singh, Ph.D.	1,967,113	1.5%
Cedrik Britten, M.D.	467,048	*
Carsten Reinhardt, M.D., Ph.D.	640,657	*
Toni Weinschenk, Ph.D.	509,987	*
Rainer Kramer, Ph.D.	530,013	*
Steffen Walter, Ph.D.	502,830	*
Edward Sturchio	300,626	*
Jordan Silverstein	384,978	*
Peter Chambré	447,961	*
Michael G. Atieh	130,000	*
Paul R. Carter	130,000	*
Eliot Forster, Ph.D.	130,000	*
Heather L. Mason	130,000	*
Adam Stone(1)	130,000	*
Mathias Hothum, Ph.D.	394,521	*
Alise Reicin, M.D.	30,000	*
Venkat Ramanan, Ph.D.	—	*
Amie Krause	—	*
All directors and executive officers and persons nominated to serve in such positions as a group (18 persons)	6,825,734	5.1%
5% or Greater Shareholders
T. Rowe Price Investment Management, Inc.(2)	18,328,455	13.7%
dievini Hopp BioTech holding GmbH & Co. KG (3)	17,202,356	12.8%
Baker Bros. Advisors LP.(4)	12,094,094	9.0%
RTW Investments, LP (5)	11,433,354	8.5%
Suvretta Capital Management, LLC (6)	11,190,129	8.3%
Perceptive Advisors LLC (7)	9,469,706	7.1%

* Indicates beneficial ownership of less than 1% of total outstanding ordinary shares.

(1)
Does not include any ordinary shares indirectly owned by Adam Stone as a result of his membership interest in ARYA Sciences Holdings.
(2)
This information is based on a Schedule 13G filed with the SEC on August 14, 2025 by T. Rowe Price Investment Management, Inc. (Price Investment Management), which reported shared voting and dispositive power over 18,328,455 ordinary shares. The principal business address is 101 E. Pratt Street, Baltimore, MD 21201.
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
(4)
This information is based on a Schedule 13G filed with the SEC on November 14, 2025 by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker, which reported shared voting and dispositive power over 12,094,094 ordinary shares, which is the aggregate number of ordinary shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. (collectively, the “Funds”). The Funds’ respective general partners relinquished to Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the“Adviser GP”), Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ordinary shares held by the Funds. The principal business address is 860 Washington Street, 3rd Floor New York, NY 10014.
(5)
This information is based on a Schedule 13G filed with the SEC on February 17, 2026 by RTW Investments, LP ("RTW Investments"), a Delaware limited partnership, and the investment adviser to certain funds (the "RTW Funds"), which reported shared voting and dispositive power over 11,433,354 ordinary shares. The principal business address is 40 10th Avenue, Floor 7, New York, New York 10014.
(6)
This information is based on a Schedule 13G filed with the SEC on February 13, 2026 by advisory clients of Suvretta Capital Management, LLC, Aaron Cowen and Averill Master Fund, Ltd owned by advisory clients of Suvretta Capital Management, LLC, which reported shared voting and dispositive power over 11,190,129 ordinary shares. The principal business address for both Suvretta Capital Management, LLC and Aaron Cowen is 540 Madison Avenue, 7th Floor New York, New York 10022. Also the principal business address for Averill Master Fund, Ltd is P.O. Box 309 Ugland House Grand Cayman KY1-1104.
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

Holders

As of February 1, 2026, we had approximately 32 shareholders of record of our ordinary shares. We estimate that as of February 1, 2026, approximately 99.8% of our outstanding ordinary shares are held by 27 U.S. record holders. One of the U.S. shareholders of record is Cede & Co., a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede & Co. therefore is the shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our ordinary shares.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2025 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on Nasdaq under the symbols “IMTX”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 2.4 to this Annual Report for a description of our ordinary shares and articles of association.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977), or other legislation, applicable anti-boycott regulations, applicable anti-money laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares. The European Directive

Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

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

Passive Foreign Investment Company Rules

We believe that we were a PFIC for U.S. federal income tax purposes for our 2025 tax year and that we could be a PFIC for the foreseeable future. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, certain non-active rents and royalties (other than certain rents and royalties derived in an active conduct of a trade or business), and capital gains. Cash is generally a passive asset for these purposes. In addition, intangible assets, such as intellectual property and goodwill (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as an active asset to the extent it is attributable to activities that produce active income.

In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs (collectively, “Lower-tier PFICs”). Under attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Based on the composition of the income and assets of Immatics GmbH for its taxable year ended December 31, 2025, we believe that Immatics GmbH was not a PFIC for its taxableyear ended December 31, 2025 and thus we believe that we did not directly hold a Lower-tier PFIC in our taxable year ended December 31, 2025. However, because the determination of PFIC status is made annually based on the factual tests described above, we cannot provide any assurances regarding Immatics GmbH’s PFIC status for the current or future taxable years, or that the IRS will agree with our conclusion regarding Immatics GmbH’s PFIC status. In addition, there can be no assurances that we will otherwise not be treated as having directly or indirectly held a Lower-tier PFIC for our taxable year ended December 31, 2025 or our current or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds ordinary shares (or, under Treasury regulations proposed in 1992 that apply retroactively, warrants), we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares (or, under proposed regulations, warrants), even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder elects to recognize gain, if any, as if it sold its ordinary shares (or, under proposed regulations, warrants) as of the last day of the last tax year in which we are a PFIC (a “Purging Election”) or if the U.S. Holder makes certain elections as discussed below.

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

If we are a PFIC and a U.S. Holder made either (a) an election to treat our ordinary shares as stock of a QEF (which is generally not available with respect to warrants), or (b) a “mark-to-market” election with respect to our ordinary shares (which is also generally not available with respect to warrants), that election would alleviate some of the adverse tax consequences of PFIC status and would result in an alternative treatment of the ordinary shares.

If the ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Although our ordinary shares are listed on the Nasdaq Stock Exchange, which is a qualified exchange for these purposes, there can be no assurance that our ordinary shares will be treated as “regularly traded” for these purposes. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

Although we currently anticipate that Immatics N.V. will be the only PFIC in our group, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares if the Company has Lower-tier PFICs for which a mark-to-market election may not be available. There is also no provision in the Code, Treasury regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Immatics N.V.) effectively exempts stock of any Lower-Tier PFICs from the negative tax consequences arising from the general PFIC rules. Because the fair market value of the stock of a holding company generally includes the fair market value of the stock of its subsidiaries, it is possible that the mark-to-market rules were not intended to subject a U.S. investor to the general PFIC rules with respect to a non-publicly traded PFIC subsidiary if the investor made a valid mark-to-market election with respect to the stock of the public holding company of that subsidiary. However, because authority on the issue is lacking, we cannot assure you that the IRS will agree with any such position. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election.

If a U.S. Holder makes the mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on ordinary shares will be treated as discussed below under “Taxation of Distributions.”

A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if any amounts are not distributed to the U.S. Holder. We have never paid any dividends, and we do not expect to pay any dividends in the foreseeable future. Thus, the U.S. Holder may be required to report taxable income as a result of our income resulting in QEF income inclusions without corresponding receipts of cash.

A timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer the payment of current taxes on its share of the PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to its shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years.

A U.S. Holder’s tax basis in our ordinary shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as subject to the preferential dividend rates discussed below. Amounts included as QEF income inclusions generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of our income and your basis in our ordinary shares.

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

If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for a taxable year during which a U.S. Holder holds ordinary shares (or, under proposed regulations, warrants), the U.S. Holder will generally be required to file an annual report on IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

Prospective U.S. Holders should consult their tax advisors regarding the potential PFIC rules to an investment in ordinary shares or warrants.

Taxation of Distributions on Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” above, distributions (if any) paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. In years when we are not a PFIC (and are not treated as a PFIC of a U.S. Holder, as discussed above) and were not a PFIC in the prior taxable year, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, may be taxable at long-term capital gain rates. In such a case, dividends may constitute qualified dividend income if the ordinary shares with respect to which the dividends are paid are listed on Nasdaq or are otherwise considered “readily tradable” on an established securities market for U.S. federal income tax purposes or we are eligible for benefits under the Treaty. However, there can be no assurance that our ordinary shares will remain listed or otherwise be considered readily tradable on an established securities market in the future, nor (as discussed under “Passive Foreign Investment Company Rules” above) that we will not be a PFIC for any future taxable year, as we believe we were a PFIC for our 2025 taxable year. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding the Foreign Tax Credit Regulations, German taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed under “—Material German Tax Considerations” below, Germany requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes (including foreign withholding taxes treated as income taxes) to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the German income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2026 or future years is inherently uncertain. U.S. Holders should consult their tax advisors regarding the creditability of any German taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may be able to elect to deduct foreign taxes, such as the German withholding tax, in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct otherwise creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

See the discussion above under “—Passive Foreign Investment Company Rules” for a discussion of the treatment of gain or loss recognized by a U.S. Holder who has held our ordinary shares during a year in which we were a PFIC, which we believe was the case for our 2025 taxable year. Otherwise, gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Sale or Other Disposition, Exercise or Expiration of Warrants

See the discussion above under “—Passive Foreign Investment Company Rules,” for a discussion of the treatment of gain or loss recognized by a U.S. Holder who has held our warrants during a year in which we were a PFIC, which we believe was the case for our 2025 taxable year. Otherwise, gain or loss realized on the sale or other taxable disposition of warrants (other than by way of exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the warrants for more than one year at the time of the sale or disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the warrants disposed of and the amount realized on the disposition.

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

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of a warrant on a cashless basis, we believe that it is reasonable to take the position that such exercise will not be taxable (except with respect to cash received in lieu of a fractional ordinary share), either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, subject to the discussion above under “—Passive Foreign Investment Company Rules,” the holding period of the ordinary shares would commence either on the day the warrant is exercised or the day after the warrant is exercised. In the latter case, the holding period of the ordinary shares would include the holding period of the exercised warrants. In either case, the U.S. Holder’s tax basis in the ordinary shares (including any fractional ordinary share) received generally would equal the U.S. Holder’s tax basis in the warrants. However, such position regarding the treatment of a cashless exercise is not binding on the Internal Revenue Service, or the IRS, and the IRS may treat a cashless exercise of a warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisers as to the consequences of an exercise of a warrant on a cashless basis. The receipt of cash in lieu of a fractional ordinary share should result in a capital gain or loss equal to the difference between the cash received and the U.S. Holder’s tax basis in the ordinary shares allocable to the fractional share.

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

In addition to the information reporting obligations discussed above under “—Passive Foreign Investment Company Rules,” certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the ordinary shares or warrants, subject to certain exceptions (including an exception for assets held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or warrants.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US, OUR WARRANTHOLDERS AND OUR SHAREHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE MEANING AND EFFECT OF TAX LAWS AND OF PROPOSED CHANGES WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE SHAREHOLDER. PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS.

Material Dutch Tax Considerations

Scope of Discussion

This section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares or the acquisition, holding, exercise and disposal of warrants. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares or warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel.

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

Except as otherwise indicated, this section is based on and only addresses the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to "the Netherlands" or "Dutch" it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such change.

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

This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union) which may be relevant for a particular holder of ordinary shares or warrants.

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
(ii)
a holder of ordinary shares or warrants if the ordinary shares or warrants held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding, or right to acquire of 5% or more in our nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) we are a related entity (statutorily defined term);
(iii)
a holder of ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally we are required to apply, subject to certain other requirements, the dividend withholding tax exemption if the holder is an entity and holds an interest of 5% or more in our nominal paid-up share capital;
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
(v)
a holder of ordinary shares or warrants if such holder is an individual for whom the ordinary shares or warrants or any benefit derived from the ordinary shares or warrants is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001); and

(vi)
holders of ordinary shares or warrants that are entities resident in Aruba, Curaçao, or Sint Maarten, conducting a business through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius, or Saba, to which the ordinary shares or warrants are attributable.

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

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:

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
is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)
is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

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

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2026: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2026: 25.8%).

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

Taxes on income and capital gains

Dutch Resident Entities

Generally, if the holder of ordinary shares or warrants is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or warrants or any capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2026).

Dutch Resident Individuals

If the holder of ordinary shares or warrants is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or warrants or any capital gains realized on the disposal or deemed disposal (or exercise, as applicable) of the ordinary shares or warrants is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2026), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the ordinary shares and warrants will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares and warrants are in principle not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares and warrants, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares and warrants, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (i) the total deemed return divided by the sum of bank savings, other investments and liabilities and (ii) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2026).

The deemed return applicable to other investments, including the ordinary shares and warrants, is set at 6.00% for the calendar year 2026. Transactions in the three-month period before and after 1 January of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares or warrants cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On 6 and 14 June 2024, the Dutch Supreme Court (Hoge Raad) ruled that the Dutch income tax regime for savings and investments as described above (the “Box 3 Regime”) in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). In the Rulings, the Dutch Supreme Court introduced a rebuttal provision (tegenbewijsregeling) pursuant to which taxpayers have the possibility to demonstrate that the actual return realized by the taxpayer in respect of their investments assets (as calculated in line with the rules set out in the Rulings), is less than the deemed return realized by the taxpayer in respect of those assets (as calculated in accordance with the rules of the Box 3 Regime). The rebuttal provision introduced by the Dutch Supreme Court as well as the rules set out in the Rulings have been implemented in Dutch tax law pursuant to the Dutch Box 3 Rebuttal Scheme Act (Wet tegenbewijsregeling box 3). If the taxpayer successfully demonstrates that the actual return is less than the deemed return (using a standardized form), the taxpayer will be taxed on the actual return instead of the deemed return. The Dutch Box 3 Rebuttal Scheme Act offers a temporary solution until a new Box 3 regime is introduced, which is expected as of 1 January 2028 at the earliest.

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

(i)
in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or
(ii)
in the case of a gift of ordinary shares is made under a condition precedent, the holder of such ordinary shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or
(iii)
the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

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

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Immatics’ Ordinary Shares as Business Assets

If a shareholder holds the Immatics’ ordinary shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor, a partnership or an investment fund.

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

Investment Funds

Investment funds (Investmentfonds) and specialized investment funds (Spezial-Investmentfonds) in the meaning of the German Investment Tax Act (Investmentsteuergesetz) and their investors are subject to special rules concerning the taxation of dividends, in particular in relation to the application of the German participation exemption, withholding tax treatment (applicable rate and exemption/refund procedure) and tax assessment.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

The main risks arising from our financial instruments are market risk and liquidity risk. The Board reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

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

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in euros and U.S. dollars and maintained with six financial institutions in Germany and two in the United States. Our accounts receivables are denominated in euros.

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

Our cash and cash equivalents were €345.9 million as of December 31, 2025. Approximately 95% of our cash and cash equivalents were held in Germany, of which approximately 39% were denominated in euros and 61% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as other financial assets denominated in euros in the amount of €45.6 million and U.S. dollars in the amount of €77.8 million as of December 31, 2025. A strengthening or weakening of the Euro against the U.S. dollar by 10% would increase our profit by €30.8 million or decrease our profit by €25.2 million, respectively.

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

On December 8, 2025, we issued and sold 12,500,000 ordinary shares at an offering price of $10.00 per share. The offering was made pursuant to our Registration Statement on Form F-3 (No. 333-286151). The managing underwriters were Jefferies LLC, Leerink Partners LLC and Cantor Fitzgerald & Co. The net proceeds from this offering to us, after deducting underwriting discount and total offering expenses, were €100.1 million. We intend to use the net proceeds to fund research and development, manufacturing, production and, if approved, commercialization activities and for working capital and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the year covered by this Annual Report on Form 20-F and our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time frame specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) as of and for the year ended December 31, 2025, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” beginning on page F-2.

D. Changes in Internal Control Over Financial Reporting

Other than as described in the Remediation of Previous Material Weaknesses below during the period covered by this annual report and as described below, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Remediation of Previous Material Weakness in Internal Control Over Financial Reporting

During 2025 we implemented with the supervision of our Chief Executive Officer and our Chief Financial Officer and our Audit Committee remediation measures to remediate the material weakness related to the recognition, measurement, and disclosure of deferred tax assets and deferred tax liabilities, specifically (i) proper consideration of tax law limitations on the utilization of loss carryforwards, and (ii) effective review and reconciliation procedures as well as sufficient documentation for the accounting treatment of deferred tax assets and deferred tax liabilities.

As part of the remediation, we defined and implemented appropriate control procedures within our tax accounting process to ensure appropriate financial reporting, specifically to ensure

(i)
proper consideration of tax law limitations on the utilization of loss carryforwards
(ii)
effective review and reconciliation procedures as well as sufficient documentation for the accounting treatment of deferred tax assets and deferred tax liabilities and
(iii)
training of our control owners on the appropriate execution of the controls.

Our management oversaw the remediation efforts associated with the previously identified material weakness and concluded as of December 31, 2025 that the material weaknesses had been remediated.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Audit Committee members include Michael G. Atieh (chair), Paul R. Carter, Heather L. Mason and Eliot Forster. Each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Michael G. Atieh and Paul R. Carter qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2025, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the Years Ended December 31,
	2025	2024
	(Euros in thousands)
Audit Fees	1,615	1,635
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	240	—
Total Fees	1,855	1,635

For the years ended December 31, 2025 and 2024, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was the Company’s auditor.

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

All other fees include the pre-implementation Assessment of ERP conversion project related to Internal Control Over Financial Reporting and services related to the evaluation of management’s identification of adjustments to convert from IFRS to US GAAP.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. In accordance with this policy, all services performed by and fees paid to PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1 to January 31, 2025	—	—	—	—
February 1 to February 29, 2025	—	—	—	—
March 1 to March 31, 2025	—	—	—	—
April 1 to April 30, 2025	—	—	—	—
May 1 to May 31, 2025	—	—	—	—
June 1 to June 30, 2025	—	—	—	—
July 1 to July 31, 2025	—	—	—	—
August 1 to August 31, 2025	—	—	—	—
September 1 to September 30, 2025	—	—	—	—
October 1 to October 31, 2025	—	—	—	—
November 1 to November 30, 2025	—	—	—	—
December 1 to December 31, 2025	—	—	—	—

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

Cybersecurity Risk Management

At Immatics N.V., cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is based on industry best practices and provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers and facilitates coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our Board of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system enhancements. The Center for Internet Security (“CIS”) has a cybersecurity program which has been designed to balance the need to conduct business and the need to protect confidential information. In addition, our cybersecurity team provides training to all employees. All employees are held accountable for maintaining cybersecurity through adherence to the Information Security Policy and IT Acceptable Use Policy. A mandatory Security Awareness Program is in place for all new hires and annual training for all employees. This includes policy acknowledgement, training videos and regular updates in company-wide meetings.

Our Board has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee. The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Audit Committee is provided security metrics on cybersecurity and data protection programs in accordance with the control framework established by the Center for Internet Security controls on a regular basis and also reports material cybersecurity risks to our full Board. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our cybersecurity programs are under the direction of our Chief Operating Officer, who receives reports through the Head of IT from our cybersecurity team and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents. Management, including the COO, the Head of IT and our cybersecurity team, regularly update the Audit Committee on the Company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports quarterly that cover, among other topics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies. Our Head of IT, who leads our cybersecurity function, holds a degree in computer science and has more than 20 years of experience in information technology, including managing IT systems and teams. Our cybersecurity team consists of two professionals, one with a degree in computer science and one with a formal IT apprenticeship, each with multiple years of experience in IT and cybersecurity-related roles, including security administration, monitoring and incident response support.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Risks Related to Our Business and Industry” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date

1.1	Deed of Conversion of Immatics B.V. and Articles of Association of Immatics N.V.	F-1	333-240260	3.1	July 31, 2020

2.3	Investor Rights and Lock-up Agreement	F-1	333-240260	10.1	July 31, 2020

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1#	Form of Indemnification Agreement (Executive Officers and Directors)	F-4	333-237702	10.4	June 5, 2020

4.2†	Collaboration & License Agreement, dated as of August 14, 2015, by and between Immatics US, Inc. and The University of Texas M.D. Anderson Center	F-4	333-237702	10.5	April 16, 2020

4.3†	Master Clinical Trial Agreement, dated as of December 1, 2016, by and between Immatics US, Inc. and The University of Texas MD Anderson Center	F-4	333-237702	10.7	April 16, 2020

4.4†	Non-Exclusive License Agreement, dated as of August 3, 2015, by and between Immatics Biotechnologies GmbH and Stichting Sanquin Bloedvoorziening	F-4	333-237702	10.9	April 16, 2020

4.5†	Facilities/Equipment Use and Services Agreement, dated as of September 1, 2015, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.10	April 16, 2020

4.6†	Amendment Number 1 — Facilities/Equipment Use and Services Agreement, dated as of February 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.11	April 16, 2020

4.7†	Amendment Number 2 — Facilities/Equipment Use and Services Agreement, dated as of August 10, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.12	April 16, 2020

4.8†	Amendment Number 3 — Facilities/Equipment Use and Services Agreement, dated as of October 1, 2016, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.13	April 16, 2020

4.9†	Amendment Number 4 — Facilities/Equipment Use and Services Agreement, dated as of April 1, 2017, by and between	F-4	333-237702	10.14	April 16, 2020

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date
	Immatics US, Inc. and The University of Texas Health Science Center at Houston

4.10†	Amendment Number 5 — Facilities/Equipment Use and Services Agreement, dated as of July 1, 2018, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	F-4	333-237702	10.15	April 16, 2020

4.11†	Amendment Number 6 — Facilities/Equipment Use and Services Agreement, dated as of June 1, 2020, by and between Immatics US, Inc. and The University of Texas Health Science Center at Houston	20-F	001-39363	4.14	March 30, 2021

4.12#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder	F-4	333-237702	10.16	June 8, 2020

4.13†	Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.17	March 21, 2024

4.14†	TCER Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.18	March 21, 2024

4.15†	Database / Vaccine Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.19	March 21, 2024

4.16†	Combination Collaboration Project Agreement, pursuant to the Collaboration Agreement, dated as of September 7, 2023, by and between Immatics GmbH and ModernaTX, Inc.	20-F	001-39363	4.20	March 21, 2024

4.17†	Lease Agreement between Weatherford Farms DC, L.P. as Landlord, and Immatics US, Inc. dated as of March 24, 2022	20-F	001-39363	4.21	March 21, 2024

4.18†	Amendment No 8 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of May 1, 2023	20-F	001-39363	4.22	March 21, 2024

4.19†	Master Services Agreement, dated as of March 20, 2024, by and between Immatics Biotechnologies GmbH. and Patheon UK Limited	20-F	001-39363	4.23	March 21, 2024

4.20†	Amendment No 9 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of May 1, 2024	20-F	001-39363	4.22	March 27, 2025

4.21†	Amendment No 10 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of February 1, 2025	20-F	001-39363	4.21	March 27, 2025

4.22†*	Amendment No 7 - Facilities-Equipment Use and Services Agreement between The University of Texas Health Science Center at Houston and Immatics US, Inc. effective as of May 1, 2021

4.23†*	Commercial Manufacturing and Supply Agreement for Custom Lentiviral Vector dated as of September 22, 2025

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit Number	Filing Date
4.24†*	Clinical Trial (MAGEB2) Project Agreement dated as of December 19, 2025, by and between Immatics GmbH and ModernaTX, Inc.

8.1	Subsidiaries	20-F	001-39363	8.1	March 30, 2021

11.1	Insider Trading Policy	20-F	001-39363	11.1	March 27, 2025

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

97.1	Policy Regarding Recovery of Erroneously Awarded Compensation	20-F	001-39363	97.1	March 21, 2024

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Immatics N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Immatics N.V. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition from Collaboration Agreements using the Cost-to-Cost Method

As described in Notes 4.1, 5 and 6 to the consolidated financial statements, the Company recognized €48.3 million of revenue from collaboration agreements, the majority of which was accounted for using the cost-to-cost method for the year ended December 31, 2025. The company provides development services to customers and recognizes revenue over time using an input-based method to measure progress toward complete satisfaction of the service (cost-to-cost method), because the customer simultaneously receives and consumes the benefits provided. The cost-to-cost basis using direct costs and directly attributable personnel costs is considered the best measure of progress in which control of the performance obligations transfers to the Company’s collaboration partners, due to the nature of the work being performed. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement, which includes estimates of total internal personnel costs and external costs to be incurred.

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

Stuttgart, Germany

March 5, 2026

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Marcus Nickel	/s/ Jens Rosenberger
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2019.

Consolidated Statement of Profit or Loss of Immatics N.V.

		Year ended December 31,
	Notes	2025	2024	2023
		(Euros in thousands, except per share data)
Revenue from collaboration agreements	6	48,266	155,835	53,997
Research and development expenses		(183,832)	(148,079)	(118,663)
General and administrative expenses		(51,184)	(46,449)	(38,198)
Other income	7	4,734	78	1,139
Operating result		(182,016)	(38,615)	(101,725)
Change in fair value of liabilities for warrants	8	1,730	17,264	(2,079)
Other financial income	8	18,516	44,018	13,850
Other financial expenses	8	(36,666)	(1,321)	(7,040)
Financial result		(16,420)	59,961	4,731
Profit/(loss) before taxes		(198,436)	21,346	(96,994)
Taxes on income	10	1,989	(6,128)	2,345
Net profit/(loss)		(196,447)	15,218	(94,649)
Net profit/(loss) per share:	24
Basic		(1.61)	0.14	(1.18)
Diluted		(1.61)	0.14	(1.18)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

		Year ended December 31,
	Notes	2025	2024	2023
		(Euros in thousands)
Net profit/(loss)		(196,447)	15,218	(94,649)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations		(9,623)	2,667	(155)
Total comprehensive income/(loss) for the year		(206,070)	17,885	(94,804)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position of Immatics N.V.

		As of December 31,
	Notes	2025	2024
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	20	345,918	236,748
Other financial assets	20	123,419	367,704
Accounts receivables	12	6,099	5,857
Other current assets	13	28,572	19,246
Total current assets		504,008	629,555
Non-current assets
Property, plant and equipment	14	42,111	50,380
Intangible assets	15	1,582	1,629
Right-of-use assets	16	12,786	13,332
Other non-current assets	13	1,850	1,250
Total non-current assets		58,329	66,591
Total assets		562,337	696,146
Liabilities and shareholders’ equity
Current liabilities
Accounts payables	17	18,832	20,693
Deferred revenue	6	15,816	35,908
Liabilities for warrants	21	—	1,730
Lease liabilities	16	2,757	2,851
Other current liabilities	18	5,607	6,805
Total current liabilities		43,012	67,987
Non-current liabilities
Deferred revenue	6	18,541	34,161
Lease liabilities	16	12,878	13,352
Deferred tax liabilities	10	3,807	5,804
Total non-current liabilities		35,226	53,317
Shareholders’ equity
Share capital	19	1,341	1,216
Share premium	19	1,277,338	1,162,136
Accumulated deficit	19	(785,988)	(589,541)
Other reserves	19	(8,592)	1,031
Total shareholders’ equity		484,099	574,842
Total liabilities and shareholders’ equity		562,337	696,146

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows of Immatics N.V.

		Year ended December 31,
		2025	2024 (as revised)*	2023 (as revised)*
		(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)		(196,447)	15,218	(94,649)
Taxes on income	10	(1,989)	6,128	(2,345)
Profit/(loss) before tax		(198,436)	21,346	(96,994)
Adjustments for:
Interest income	8	(17,179)	(25,001)	(13,845)
Depreciation and amortization	14,15,16	12,400	12,225	7,234
Interest expenses	16	946	886	831
Equity-settled share-based payment	11	15,015	17,642	20,705
Net foreign exchange differences and expected credit losses	8	34,132	(18,706)	6,861
Change in fair value of liabilities for warrants	21	(1,730)	(17,264)	2,079
(Gains)/losses from disposal of fixed assets	14	750	1	(150)
Changes in:
(Increase)/decrease in accounts receivables	12	(242)	(1,764)	(2,982)
(Increase)/decrease in other assets	13	(6,108)	727	1,573
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	6,17,18	(37,615)	(149,743)	85,999
Interest received	8	26,817	15,605	10,167
Interest paid	16	(946)	(886)	(290)
Income tax paid	10	(9,163)	(13,098)	(2,960)
Income tax refunded	10	4,733	—	—
Net cash provided by/(used in) operating activities		(176,626)	(158,030)	18,228
Cash flows from investing activities
Payments for property, plant and equipment	14	(6,558)	(16,272)	(30,799)
Payments for intangible assets	15	(247)	(208)	(158)
Proceeds from disposal of property, plant and equipment		—	2	150
Payments for investments classified in Other financial assets	21	(338,267)	(450,349)	(415,325)
Proceeds from maturity of investments classified in Other financial assets	21	549,859	314,440	414,744
Net cash provided by/(used in) investing activities		204,787	(152,387)	(31,388)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	19	107,310	343,010	90,404
Transaction costs deducted from equity	19	(6,998)	(21,314)	(2,039)
Payments of lease liabilities	21	(2,959)	(2,012)	(3,849)
Net cash provided by/(used in) financing activities		97,353	319,684	84,516
Net increase/(decrease) in cash and cash equivalents		125,514	9,267	71,356
Cash and cash equivalents at the beginning of the period		236,748	218,472	148,519
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	8	(16,344)	9,009	(1,403)
Cash and cash equivalents at the end of the period		345,918	236,748	218,472

* See Note 2.2 for details regarding the revision as a result of a correction of income tax paid

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2023		767	714,177	(510,110)	(1,481)	203,353
Other comprehensive loss		—	—	—	(155)	(155)
Net loss		—	—	(94,649)	—	(94,649)
Comprehensive loss for the year		—	—	(94,649)	(155)	(94,804)
Equity-settled share-based compensation	11	—	20,705	—	—	20,705
Share options exercised	11	—	139	—	—	139
Issue of share capital – net of transaction costs	19	80	88,145	—	—	88,225
Balance as of December 31, 2023		847	823,166	(604,759)	(1,636)	217,618
Balance as of January 1, 2024		847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income		—	—	—	2,667	2,667
Net profit		—	—	15,218	—	15,218
Comprehensive income for the year		—	—	15,218	2,667	17,885
Equity-settled share-based compensation	11	—	17,642	—	—	17,642
Share options exercised	11	1	1,114	—	—	1,115
Issue of share capital – net of transaction costs	19	368	320,214	—	—	320,582
Balance as of December 31, 2024		1,216	1,162,136	(589,541)	1,031	574,842
Balance as of January 1, 2025		1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss		—	—	—	(9,623)	(9,623)
Net loss		—	—	(196,447)	—	(196,447)
Comprehensive loss for the year		—	—	(196,447)	(9,623)	(206,070)
Equity-settled share-based compensation	11	—	15,015	—	—	15,015
Share options exercised	11	—	60	—	—	60
Issue of share capital – net of transaction costs	19	125	100,127	—	—	100,252
Balance as of December 31, 2025		1,341	1,277,338	(785,988)	(8,592)	484,099

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements of Immatics N.V.

1.
Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH (“Immatics GmbH”) and its U.S. subsidiary, Immatics US, Inc. (“Immatics” or the “Group”), is a biotechnology company that is primarily engaged in the research and development of PRAME-directed immunotherapies that harness the power of T cells for the treatment of cancer patients.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of PRAME-directed immunotherapies that harness the power of T cells for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

These annual consolidated financial statements of the Group for the year ended December 31, 2025 were authorized for issue by the Board on March 5, 2026.

2.
Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). The consolidated financial statements are presented in Euro. The consolidated financial statements comprise the financial statements of Immatics N.V. and its wholly-owned subsidiaries Immatics GmbH and Immatics US, Inc. Amounts are stated in thousands of euros, unless otherwise indicated. For technical reasons, the information provided in these financial statements may contain rounding differences of +/- one unit.

The subsidiaries Immatics GmbH and Immatics US, Inc., were fully consolidated from the date upon which control was transferred to Immatics N.V. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group are eliminated in full upon consolidation. The consolidated statement of profit or loss is prepared based on the function of expense method. The financial statements were prepared in accordance with the historical cost principle and on a going concern basis. This excludes financial liabilities for warrants, which are measured at fair value. The presentation in the consolidated statement of financial position distinguishes between current and non-current assets and liabilities. Assets are classified as current if the assets are expected to be realised, intended to be sold or consumed in their normal operating cycle. Liabilities are classified as current if they are due within one year.

The functional currency of Immatics N.V. and Immatics GmbH is Euro and the functional currency of Immatics US, Inc. is U.S. dollar. Transactions in foreign currencies are initially recorded by the Group’s entities at the spot exchange rate on the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currency at the closing rate at the reporting date. Non‑monetary items measured at historical cost are translated using the exchange rate at the date of the transaction. Non‑monetary items measured at fair value are translated using the exchange rate at the date when the fair value was determined. Exchange differences arising on the settlement or translation of monetary items are recognized in profit or loss. For purpose of translating the results and financial position of Immatics US, Inc. into Euro, assets and liabilities are translated at the closing rate at the reporting date, income and expenses are translated at average exchange rates for the period and equity components are translated at historical exchange rates. Resulting exchange differences are recognized in other comprehensive income.

The Group used the following exchange rates to convert the financial statements of its U.S. subsidiary:

	2025		2024		2023
	Year-end rate	Average rate	Year-end rate	Average rate	Year-end rate	Average rate
Euros per U.S. dollar	0.85106	0.87428	0.96256	0.92417	0.90498	0.92460

The reporting period for Immatics N.V. and its subsidiaries corresponds with the calendar year. The reporting period 2025 began on January 1, 2025 and ended on December 31, 2025.

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

The Group plans to seek funds through further private or public equity financings, debt financings, collaboration agreements and marketing, distribution or licensing arrangements. The Group may not be able to obtain financing or enter into collaboration or other arrangements on acceptable terms. If the Group is unable to obtain funding, it could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. However, Immatics’ cash and cash equivalents and other financial assets will be sufficient to fund operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the financial statements.

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

2.2.
Revision of prior-period financial statements

During the preparation of the unaudited interim condensed Consolidated Financial Statements for the three months ended March 31, 2025, the Group identified and corrected a misstatement related to the presentation of income tax paid in the Consolidated Statement of Cash Flows. The Group has evaluated the effect, both qualitatively and quantitatively, and concluded that the previously filed annual financial statements were not materially affected. The Group adjusted the prior periods to provide increased comparability. The revision of the presentation of income tax paid in the Consolidated Statement of Cash Flows for the year ended December 31, 2024 resulted in an increase in ‘Income tax paid’ of €13.1 million and a corresponding decrease in ‘(Increase)/decrease in other assets’ of €2.8 million and in ‘Increase/(decrease) in deferred revenue, accounts payables and other liabilities’ of €10.3 million. Net cash provided by/(used in) operating activities remained unchanged. For the year ended December 31, 2023, the revision of the presentation of income tax paid in the Consolidated Statement of Cash Flow resulted in an increase in ‘Income tax paid’ of €3.0 million and a corresponding decrease in ‘(Increase)/decrease in other assets’ of €3.0 million. Net cash provided by/(used in) operating activities remained unchanged.

3.
Application of new and revised International Financial Reporting Standards
3.1.
Application of new standards and amendments to existing standards

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards and amendments effective as of January 1, 2025. The Group has not early adopted any standard or amendment that has been issued but is not yet effective.

New amendments to existing standards applied for the first time:

Standards/Amendments	Effective date
Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates	January 1, 2025

On August 15, 2023, the IASB issued the amendment ‘Lack of Exchangeability’ to IAS 21. The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments on standards had no effect on the consolidated financial statements of the Group.

3.2.
Assessment of potential impact of future standards and amendments to existing standards

The following standards and amendments to existing standards have been issued by the IASB, but were not yet mandatory for the year ended December 31, 2025:

Standards/Amendments	Effective date	Potential effects expected on Immatics consolidated financial statements
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments	January 1, 2026	No
Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity	January 1, 2026	No
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026	No
IFRS 18 replaces IAS 1 - Presentation and Disclosure in Financial Statements	January 1, 2027	Yes
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	No
Amendment to IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	No
Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates'	January 1, 2027	No

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

The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard. We anticipate that the implementation will influence the level of detail in the Consolidated Statement of Profit or Loss and related notes, particularly through enhanced requirements for how expense items are aggregated, classified and presented.

4.
Summary of material accounting policies applied by the Group for the annual reporting period ending December 31, 2025

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements:

4.1.
Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of December 31, 2025, the Group had two revenue-generating strategic collaboration agreements in place, one with Bristol-Myers-Squibb (“BMS”) and one agreement with ModernaTX, Inc. (“Moderna”), which both are in pre-clinical stage. Prior collaboration agreements with Genmab, BMS IMA401 and BMS Allo were terminated during the year ended December 31, 2024, and all remaining deferred revenue was recognized within the respective period, described in detail in Note 6.

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

Identification of distinct performance obligations

Pre-clinical collaboration agreements with BMS and Genmab

Under the terms of these agreements, Immatics agreed to collaborate in the development, manufacture, and commercialization of cancer immunotherapy treatments for specified targets identified through the use of Immatics XPRESIDENT technology.

As part of the collaboration arrangements, Immatics granted licensing rights for the development and commercialization of future product candidates, developed for targets defined in the collaboration agreements. Additionally, Immatics agreed to perform certain research activities under the collaboration agreements, including screening of highly specific molecules for reactivity with the specified targets and off-targets using Immatics’ proprietary technology and know-how, participation on steering committees, and preparation of data packages.

The Group performed an analysis to identify the performance obligations under the contract, including licenses and rights to future intellectual property developed under the contract and research activities. As these agreements comprise several promises, the Group assessed whether these promises are capable of being distinct and distinct within the context of the contract.

The licenses contributed under the collaboration agreements did not represent distinct performance obligations, because the Group’s collaboration partners would likely be unable to derive significant benefits from their access to these targets without Immatics’ research activities. Identification of a viable product candidate that will bind to the targets specified in the agreements required use of the Group’s XPRESIDENT technology and database of target and off-target data.

Clinical collaboration agreement (BMS IMA401 agreement)

Under the terms of the agreement, Immatics granted to Bristol-Myers Squibb (BMS) an exclusive, worldwide, sublicensable license to develop, manufacture and commercialize IMA401. Under the Agreement, Immatics was also responsible for, and bore the cost of, the first Phase 1 clinical trial.

The Group transferred license rights and performed clinical trial services. While the clinical trial is a prerequisite for approval of the product, it does not modify the underlying product. The license contributed under the collaboration agreement represented a distinct performance obligation, because they were separately identifiable from other promises in the BMS IMA401 agreement.

Moderna agreement

Under the terms of the agreement, Immatics granted to Moderna five main elements:

-
Early TCER Activities: Immatics agrees to collaborate in the development, manufacturing and commercialization of cancer immunotherapy treatments for specified early pre-clinical targets identified through the use of Immatics XPRESIDENT technology. As part of the collaboration arrangement, Immatics grants licensing rights for the development and commercialization of future product candidates, developed for targets defined in the collaboration agreement. Additionally, Immatics agrees to perform certain research activities under the collaboration agreement, including screening of highly specific molecules for reactivity with the specified targets and off-targets using Immatics’ proprietary technology and know-how, participation on steering committees, and preparation of data packages. The Group performs an analysis to identify the performance obligations under the contract, including licenses and rights to future intellectual property developed under the contract and research activities. As the agreement comprises several promises, it must be assessed whether these promises are capable of being distinct within the context of the contract. The licenses contributed under the collaboration agreement do not represent distinct performance obligations, because the Group’s collaboration partner would likely be unable to derive significant benefits from its access to these targets without Immatics’ research activities. Identification of a viable product candidate that will bind to the targets specified in the agreement requires use of the Group’s XPRESIDENT technology and database of target and off-target data.
-
Advanced TCER Activities: Immatics agrees to collaborate in the development, manufacturing and commercialization of cancer immunotherapy treatments for one specified more advanced pre-clinical target identified through the use of Immatics XPRESIDENT technology. The product candidate, while in pre-clinical stage, is more advanced and therefore distinct from the Early TCER activities.
-
Database Activities: Immatics agrees to give limited insights into Immatics XPRESIDENT and XCUBE technologies. The research and development services associated with the database pillar are mainly focused on preparing and formatting the data. The four individual reporting elements within the database agreement represent distinct performance obligations. However, as all of them are accounted for as stand ready obligations over the identical license term, the accounting treatment does not differ from a combination into one performance obligation.
-
Clinical Combination: Immatics agrees to jointly run a clinical combination trial. The results of the trial will be co-owned and cost will be shared. The clinical combination is accounted for as a joint arrangement in accordance with IFRS 11.
-
Clinical trial for Advanced TCER Activities: During the year ended December 31, 2025, Immatics entered into an amendment to the Moderna master agreement to conduct a clinical trial in accordance with the clinical research plan embedded in the agreement. The contract modification contains a single distinct performance obligation, which is to deliver clinical trial services.

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

With respect to the BMS IMA401 agreement and the Moderna agreement, the Group determined the underlying stand-alone selling price for each performance obligation to allocate the transaction price to each performance obligations. The estimation of the stand-alone selling price requires significant judgement regarding the estimation approach of the stand-alone selling prices for the distinct performance obligations as well as significant estimates regarding the expected cost for future services, profit margins and development timelines.

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

4.3.
Share-based payment

The Group’s employees as well as others providing similar services to the Group, receive remuneration in the form of share-based payments, which are equity-settled transactions. The Group’s equity-settled option plans include Matching Stock Options, Converted Stock Options, Service Options, PSUs and RSUs and are described in detail in Note 11.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

4.4.
Financial Instruments

Financial assets within the scope of IFRS 9 include cash and cash equivalents, short-term deposits and receivables. Immatics determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value, plus, in case of a financial asset not at fair value through profit or loss, transaction costs. Purchases and sales of financial assets are recognized on their trade date, on which the Group commits to purchase or sell the asset. The subsequent measurement of financial assets depends on their classification as described below.

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

For debt securities which have high credit ratings and no significant increases in credit risk since initial recognition, the Group determines the exposure to credit default using CDS pricing information (credit default swap values) published by credit agencies and recognizes a 12-month expected credit loss ("ECL").

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value through profit or loss or at amortized cost, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value. The Company’s financial liabilities include accounts payables, lease liabilities, liabilities for warrants and other financial liabilities. Immatics recognized accounts payables and other current liabilities as financial liabilities at amortized costs.

Warrants are accounted for as derivative financial instruments and therefore as financial liabilities through profit or loss as they give the holder the right to obtain a variable number of ordinary shares. Such derivative financial instruments are initially recognized at fair value on the date on which the merger is consummated and are subsequently remeasured at fair value through profit or loss.

The Group does not engage in hedging transactions that meet the criteria to apply hedge accounting.

4.5.
Research and development

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research costs are expensed as incurred.

An intangible asset arising from development expenditure on an individual project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. The Group did not recognize any intangible assets from development expenditures in 2025, 2024 and 2023 due to the existing uncertainties in connection with its development activities.

4.6.
Government Grants

Government grants and similar grants which are accounted for in accordance with IAS 20 are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs for which the grant is intended to compensate are expensed. When the grant relates to an asset, it is recognized as deferred income within the consolidated financial statements. Other income is subsequently recognized in our consolidated statements of profit or loss over the useful life of the underlying asset subject to funding.

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

Moderna agreement

For the Moderna agreement, the Group assessed that these promised obligations were several distinct performance obligations, all of them being combinations of research and development services and license portions. The Group used the adjusted market assessment approach for the Early TCER Activities as well as for the Database Activities. For the Advanced TCER Activities, the Group decided to estimate a stand-alone selling price for the performance obligation by using the residual approach, since it is a unique product candidate and license and there is no available market price for the performance obligation. Under the Database Activities, the stand ready obligation is predominant and the revenue is therefore recognized based on the term of the stand ready obligation. A modification was made to the Advanced TCER Activities which contains one distinct performance obligation for research and development services. The Group estimated the stand-alone selling price for the distinct performance obligation using the Expected cost plus margin approach. The modification included an adjustment to the transaction price of the original master agreement which is allocated to the stand-alone selling price for the Advanced TCER Activities.

General considerations

Milestone payments are included in the transaction price at the amount stipulated in the respective agreement and recognized as revenue to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, other than mentioned in Note 6, no milestone has been included in the transaction price. Changes in this estimate can have a material effect on revenue recognized.

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

6.
Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third-party pharmaceutical and biotechnology companies. As of December 31, 2025, the Group had two revenue-generating strategic collaboration agreements in place with Moderna and BMS, after the termination of the collaboration agreement IMA401 (“BMS IMA401”) and Allo (“BMS Allo”), as well as the termination of the collaboration agreement with Genmab A/S, Copenhagen /Denmark (“Genmab”) in 2024.

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

Other than the achievement and recognition of a €4.3 million ($5.0 million) milestone for Advanced TCER Activities related to the Moderna agreement in December 2025, the Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of December 31, 2025, Immatics had not received any royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenues are contract liabilities within the scope of IFRS 15.

Each of the Group’s strategic collaboration agreements included a non-refundable upfront payment recognized as deferred revenue. For all collaboration agreements, these upfront payments exceeded the Group’s right to consideration for services performed. Therefore, only deferred revenue net of contract assets is presented as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

Genmab Collaboration Agreement

In July 2018, Immatics Biotechnologies GmbH entered into a research collaboration and license agreement with Genmab to develop conducting joint research to combine Immatics’ XPRESIDENT and bispecific TCR technology platforms with Genmab’s proprietary antibody technologies to develop multiple bispecific immunotherapies in oncology. The two companies planned to develop immunotherapies directed against three proprietary targets.

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

On March 14, 2024, Genmab provided Immatics with a termination notice relating to our collaboration, originally announced in July 2018.

As a result, the Group would not receive any future milestone or royalty payments under the collaboration. Immatics recognized the remaining deferred revenue of €14.9 million within revenue during the three months ended March 31, 2024.

For the year ended December 31, 2025 no revenue was recognized under the Genmab collaboration agreement. During the year ended December 31, 2024 and December 31, 2023, the Group recognized €14.9 million positive revenue and €2.1 million negative revenue on a cost-to-cost method associated with the upfront payment and with reimbursements for research and development costs performed, respectively. The revenue for the year ended December 31, 2024 from the collaboration agreement with Genmab is positive, which results from the recognition of the remaining deferred revenue. For the year ended December 31, 2023 the Group generated a negative revenue due to changes in inputs to the cost-to-cost model which led to an increase in expected cost of the collaboration agreement, resulting in a reduction in calculated percentage of completion.

Total deferred revenue under the agreement was €0.0 million as of December 31, 2025 and December 31, 2024.

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

The Group is eligible to receive additional development, regulatory and commercial milestone payments that could exceed $1.7 billion for TCER products resulting from the collaboration. For each target, depending on certain product characteristics, Immatics may be eligible to receive milestone payments of up to a mid-eight-digit amount upon the achievement of certain development milestones and up to a mid-nine-digit amount upon the achievement of certain regulatory and commercial milestones. In addition, the Group is eligible to receive tiered mid-single-digit to low-double-digit percentage royalties on net sales of TCER products and certain vaccine products that are commercialized under the agreement. Immatics has a right to co-fund the development and commercialization of certain products by making an opt-in payment in exchange for profit or loss sharing on such products.

Moderna leads the clinical development and commercialization of cancer vaccines and TCER therapeutics resulting from the collaboration agreement. Immatics is responsible for conducting the preclinical studies and a potential Phase 1 clinical trial investigating anzu-cel (IMA203) TCR-T in combination with the PRAME mRNA vaccine to further enhance anzu-cel (IMA203) T cell responses. Immatics and Moderna retain full ownership of its investigational PRAME compound and the clinical study funding will be on a cost-sharing basis.

Immatics concluded that the Clinical Combination is not a contract with a customer and should not be accounted for under IFRS 15, due to the fact that Moderna does not act as a customer and Immatics does not act as a vendor with regard to the Clinical Combination. Both parties jointly run the clinical trial, pay and will then jointly decide on how to proceed in case of a successful combination. In case of a successful combination, either party can still withdraw and not enter into an agreement afterwards. Immatics concluded that the Clinical Combination is a Joint operation under IFRS 11 instead of a contract with a customer under IFRS 15.

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

The Advanced TCER Activities are focused on a more advanced pre-clinical target. The target is in an advanced pre-clinical phase and, therefore, the Advanced TCER Activities are separately identifiable from all other promised goods and services and are not significantly modifying another promised good or service from the agreement.

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

In December 2025, a modification was approved, which contains one distinct performance obligation for research and development services for Advanced TCER Activities. The Group estimated the stand-alone selling price for the distinct performance obligation using the Expected cost plus margin approach. The performance obligation is satisfied over time and therefore revenue will be recognized on a cost-to-cost basis over time. The expected reimbursement over the estimated service period of four years amounts to €18.8 million. The modification also includes an adjustment to the transaction price of the original agreement which is allocated to the stand-alone selling price for the Advanced TCER Activities. The initial transaction price for Advanced TCER Activities of €62 million increased to €66.3 million, due to a €4.3 million milestone achieved in December 2025.

For the year ended December 31, 2025 the Group recognized €32.9 million of revenue associated with the upfront payment, of which €10.7 million were recognized for Advanced TCER Activities on a cost-to-cost method, €15.5 million for Early TCER Activities on a cost-to-cost method and €6.7 million for Database Activities. In addition, the Group recognized revenue of €4.3 million for the achievement of a milestone in December 2025. Total deferred revenue under the agreement was €31.5 million as of December 31, 2025.

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

The Group recognized €11.0 million, €10.9 million and €12.9 million of revenue on a cost-to-cost method associated with the upfront payment for the years ended December 31, 2025, 2024 and 2023, respectively. The Group recognized €13.7 million of revenue associated with the BMS Opt-In agreement during the year ended December 31, 2023. Total deferred revenue under the agreement was €2.8 million, €13.8 million and €24.7 million as of December 31, 2025, 2024 and 2023, respectively.

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

The Group was required to allocate the determined transaction price of €133 million ($150 million) to the two separate identified performance obligations of the BMS IMA401 agreement, based on the standalone selling price of each performance obligation, as the upfront payment of €133 million ($150 million) covers the cost of clinical trial services as well as an initial payment for the license. Since the BMS IMA401 agreement consisted of two performance obligations, the Group determined the underlying stand-alone selling price for each performance obligation, to allocate the transaction price to the performance obligations. The estimation of the stand-alone selling price included estimates regarding forecasted cost for future services, profit margins and development timelines.

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

On September 13, 2024, the Group received the notice of termination by Bristol Myers Squibb for the collaboration regarding IMA401 (“BMS IMA401”). The termination resulted in the recognition of the remaining deferred revenue of €21.0 million from the collaboration during the three months ended September 30, 2024.

For the year ended December 31, 2025 no revenue was recognized under the BMS IMA401 agreement. During the year ended December 31, 2024 and December 31, 2023, the Group recognized €26.1 million and €8.8 million of revenue on a cost-to-cost method associated with the upfront payment, respectively. Total deferred revenue under the agreement was €0.0 million as of December 31, 2025 and December 31, 2024, as well as €26.0 million as of December 31, 2023.

Allogeneic ACT Collaboration Agreement

On June 1, 2022, Immatics US, Inc. entered into a License, Development and Commercialization agreement (the “Allogeneic ACT agreement”) with Bristol-Myer-Squibb Company (“BMS”). Pursuant to the Allogeneic ACT agreement, the Group received a $60 million upfront cash payment plus an additional payment of $5 million related to the performance obligations under the contract. Applying the foreign exchange rate of June 1, 2022, the received payments represent €60.7 million. As the contract was accounted for in the functional currency of Immatics US, Inc., U.S. dollar, the € amount is subject to currency fluctuations. The Group identified the transfer of an exclusive right and license with the right to grant sublicenses under the Immatics Licensed IP, technology transfer, contractually agreed research and development services, including participation in Joint Steering Committee meetings and the delivery of research progress reports to BMS, as a combined performance obligation.

At inception of the Allogeneic ACT agreement, the Group determined the transaction price. The Group evaluated inclusion of the milestones as well as potential cost reimbursements as part of the transaction price under the most-likely method. Milestone payments are included at the most likely amount in the transaction price. However, variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. For the contractual agreed milestone payments with BMS, the license is predominant. Based on that, the Group concluded that no variable consideration is considered as transaction price at contract inception. At the end of each reporting period, the Group re-evaluated the probability of achievement of milestones and, if necessary, adjusted its estimate of the overall transaction price.

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

For the year ended December 31, 2025 no revenue was recognized under the Allogeneic ACT agreement. During the year ended December 31, 2024 and December 31, 2023, the Group recognized €41.1 million and €15.3 million of revenue on a cost-to-cost method associated with the upfront payment, respectively. Total deferred revenue under the agreement was €0.0 million as of December 31, 2025 and December 31, 2024, as well as €39.3 million as of December 31, 2023.

Revenue from collaboration agreements was realized with the following partners:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Revenue from collaboration agreements:
Moderna, United States	37,247	62,785	5,369
BMS, United States	11,019	78,099	50,695
Genmab, Denmark	—	14,951	(2,067)
Total	48,266	155,835	53,997

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Current	15,816	35,908
Non-current	18,541	34,161
Total	34,357	70,069

7.
Other income

Other income consist of the following:

	Year ended December 31,
	2025	2024		2023
	(Euros in thousands)
Grants and other reimbursements from government agencies	4,647	—	—	—
Other	87	78	—	1,139
Total	4,734	78		1,139

Immatics GmbH claimed the tax research allowance under the German Research Allowance Act (FZulG) for eligible research and development activities. The research allowance is treated as a government grant and the allowance of €4.6 million was recognized as other income with the intention to compensate costs which occurred between 2021 and 2025. The allowance of €4.6 million has not yet been paid and is presented as other current assets.

The granting of the research allowance is contingent upon the recognition of the underlying research and development projects as well as a possible subsequent review by the competent authorities. According to the company's assessment, there are no significant uncertainties or risk of repayment as of December 31, 2025.

8.
Financial result

Financial income and financial expenses consist of the following:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Change in fair value of liabilities of warrants	1,730	17,264	(2,079)
Interest income	17,179	25,001	13,845
Foreign currency gains	446	18,798	5
Gains on other financial instruments	891	219	—
Other financial income	18,516	44,018	13,850
Interest expenses	(946)	(886)	(831)
Foreign currency losses	(35,720)	(435)	(5,633)
Losses on other financial instruments	—	—	(576)
Other financial expenses	(36,666)	(1,321)	(7,040)
Financial result	(16,420)	59,961	4,731

The Company’s public warrants expired on July 1, 2025. As a result, the related warrant liabilities were derecognized from the Statement of Financial Position on that date, with a respective impact on the Statement of Profit or Loss for the year ended December 31, 2025. For the year ended December 31, 2025, changes in the fair value of the warrants resulted in a decrease of €1.7 million, recognized as income, as the fair value declined from €0.24 ($0.25) per warrant as of December 31, 2024, to €0.00 ($0.00) as of June 30, 2025, prior to their expiration on July 1, 2025.

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

Losses and gains on other financial instruments include expected credit losses and expected credit income on cash and cash equivalents and other financial assets for the year ended December 31, 2025, 2024 and 2023.

9.
Personnel expenses

Personnel expenses consist of the following:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Wages and salaries
Research and development expenses	(60,409)	(48,906)	(37,770)
General and administrative expenses	(15,591)	(13,109)	(11,224)
Total Wages and salaries	(76,000)	(62,015)	(48,994)
Other employee benefits
Research and development expenses	(8,840)	(7,364)	(4,802)
General and administrative expenses	(3,218)	(2,321)	(1,824)
Total other employee benefits	(12,058)	(9,685)	(6,626)
Share-based compensation expenses
Research and development expenses	(7,538)	(9,587)	(11,972)
General and administrative expenses	(7,477)	(8,055)	(8,733)
Total share-based compensation expenses	(15,015)	(17,642)	(20,705)
Total	(103,073)	(89,342)	(76,325)

Other employee benefits include employee retirement fund contributions, health insurance, and statutory social expenses. Immatics sponsors a defined contribution retirement plan for employees in Germany and the United States. During 2025, 2024 and 2023, total Group contributions to the defined contribution plan amounted to €2.2 million, €1.6 million and €0.5 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, other employee benefits also include employee health insurance costs amounting to €2.5 million, €1.8 million and €1.3 million for Immatics US, Inc., statutory social expenses amounting to €5.7 million, €5.0 million and €3.7 million for our German operations and other miscellaneous expenses amounting to €0.4 million, €0.3 million and €0.2 million, respectively.

10.
Income Tax

The following table illustrates the current and deferred taxes for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Current income tax	(9)	(7,790)	—
Deferred income tax	1,998	1,662	2,345
Taxes on income	1,989	(6,128)	2,345

During the year ended December 31, 2025, the Group generated a net loss. Correspondingly the Group did not recognize a current income tax expense and no equivalent current tax liability for the year ended December 31, 2025.

During the year ended December 31, 2024, the Group generated a net profit mainly due to the recognition of revenue from the collaboration agreements with BMS, Genmab and Moderna and correspondingly recognized current income tax expenses.

The Group generated a net loss during the year ended December 31, 2023 and correspondingly recognized no current income tax expense and no equivalent current tax liability.

Immatics received an income tax refund of €4.7 million for the year ended December 31, 2025, from income tax prepayments made in prior periods.

Immatics paid income tax of €9.2 million during the year ended December 31, 2025, for income tax prepayments that the Group expects to fully claim back.

For Immatics N.V., no profit in accordance with German tax accounting was incurred during the years ended December 31, 2025, 2024 and 2023, respectively.

For Immatics GmbH, the Group recognized a current income tax expense of €0.0 million, €7.8 million and €0.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Group incurred taxable losses for the years ended December 31, 2025 and December 31, 2023. Therefore, no current income tax expense has been recorded for the respective periods. For the year ended December 31, 2024, the current income tax expense is calculated based on taxable income of Immatics GmbH. The Group took into account the tax losses carried forward that can be used to offset the taxable income generated during the year ended December 31, 2024 for the purpose of income tax calculation. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated by Immatics GmbH during the year ended December 31, 2024, is considered as one-time profit, no deferred tax assets exceeding the deferred tax liability for temporary differences have been recognized in respect of tax losses carried forward. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

Immatics N.V. and Immatics US, Inc. generated losses for all periods during the years ended December 31, 2025 and December 31, 2024.

The Group generated losses for all entities within the Group during the year ended December 31, 2023.

The Group’s German operations were subject to a statutory tax rate of 30.6%, 30.2% and 30.4% during the year ended December 31, 2025, 2024 and 2023, respectively. The Group’s U.S. operations were subject to a corporate income tax rate of 21% for the year ended December 31, 2025, 2024 and 2023.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

A reconciliation between taxes on income reflected on the Consolidated Statement of Profit or Loss and the expected income tax benefit, based on the Group’s German statutory tax rate, for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Profit/(loss) before taxes	(198,436)	21,346	(96,994)
Expected taxes	60,758	(6,453)	29,475
Effects
Difference in tax rates	(13,101)	(5,428)	(4,670)
Government grants exempted from taxes	1,423	—	—
Permanent Differences	(1,925)	6,329	(6,304)
Utilization of previously unrecorded tax losses carried forward	—	14,452	—
Non-recognition of deferred taxes on tax losses and temporary differences	(45,166)	(15,028)	(16,156)
Taxes on income	1,989	(6,128)	2,345

For the year ended December 31, 2025, 2024 and 2023, permanent differences relate to share-based compensation expenses, to transaction costs directly attributable and incremental to capital raises and to the change in fair value of the financial liabilities for the warrants.

Due to the limitations on ability to offset deferred tax liabilities with tax losses carried forward in accordance with §10d para 2 EStG, Immatics N.V. and Immatics GmbH need to account for all deferred tax liabilities for temporary differences whereas deferred tax assets can only be recognized to a certain percentage.

Deferred tax assets and deferred tax liabilities consist of the following:

	As of
	December 31, 2025		December 31, 2024
	(Euros in thousands)
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Right-of-use assets	—	(3,517)	—	(3,494)
Deferred revenue	—	(11,391)	—	(12,379)
Cash and cash equivalents and Other financial assets	—	—	331	(4,751)
Lease liabilities	3,721	—	3,596	—
Tax loss carryforward	7,380	—	10,893	—
Total	11,101	(14,908)	14,820	(20,624)
Netting	(11,101)	11,101	(14,820)	14,820
Net deferred tax assets/liabilities	—	(3,807)	—	(5,804)

Deferred tax liabilities decreased by €2.0 million from €5.8 million as of December 31, 2024 to €3.8 million as of December 31, 2025 with a corresponding deferred income tax benefit. The decrease is mainly related to the decrease in temporary differences in Deferred revenue, Cash and cash equivalents and Other financial assets.

In 2025, the Act on a Tax Investment Incentive Program to Strengthen Germany as a Business Location was enacted. Among other measures, this law provides for a gradual reduction of the German corporate income tax rate from the current 15% to 10% over the period from 2028 to 2032. As a result, deferred tax assets and deferred tax liabilities arising from temporary differences as well as from tax loss carryforwards were measured using the tax rate expected to apply at the time when the respective temporary differences reverse or when the loss carryforwards are utilized. The remeasurement of deferred taxes resulted in a tax income of €0.1 million for the year ended December 31, 2025. The effect from the remeasurement of deferred taxes mainly arises from temporary differences related to deferred revenue.

For the years ended December 31, 2025, and 2024, the Group had accumulated tax losses of €493.5 million and €301.7 million, respectively, that may be offset against future taxable profits of the Group, subject to certain limitations. For €493.5 million and €301.7 million of the accumulated tax losses, no deferred tax assets beyond offsetting amounts for deferred tax liabilities from temporary differences have been recognized in the financial statements. For the year ended December 31, 2025, €26 million of total tax losses is subject to a 20-year carry forward period. All other tax losses have an indefinite carry forward period.

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

11.
Share-based payments

Immatics N.V. has four share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). At the Annual General Meeting on June 18, 2025, Immatics shareholders approved the Company’s 2025 stock option and incentive plan (“2025 Equity Plan”). The 2025 Equity Plan allows the company to grant additional options and restricted stock units ("RSUs").

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, directors, management and employees have been granted different types of options, all of which are equity-settled transactions.

Under the plans, the Company has the settlement choice for all options granted and has no present obligation to settle in cash, therefore, all options are treated as equity-settled transactions.

Granted options shall accelerate and become vested and exercisable in full immediately prior to and subject to the consummation of a sale event, which is not deemed probable as of December 31, 2025, 2024 and 2023, respectively.

Service Options

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based quarterly vesting schedule with a one-year cliff period. Under the 2022 Equity Plan and the 2024 Equity Plan, service options granted based on initial election to the Board will vest on a three-year time-based quarterly vesting schedule and annual service options for members of the Board will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to determine the fair value of the Service Options, with a weighted average fair value of $4.78, $8.23 and $6.99 for Service Option granted during the years ended December 31, 2025, 2024 and 2023, respectively and used the following assumptions:

	Year ended December 31,
	2025	2024	2023
Exercise price in USD	$6.62	$10.24	$9.28
Underlying share price in USD	$6.62	$10.24	$9.28
Volatility	82.34%	101.93%	87.98%
Time period (years)	6.01	6.04	6.06
Risk-free rate	4.06%	4.08%	4.07%
Dividend yield	0.00%	0.00%	0.00%

Service Options outstanding as of December 31, 2025:

	2025
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1, 2025	9.94	10,089,474
Service Options granted in 2025	6.62	2,136,200
Service Options forfeited in 2025	9.54	151,493
Service Options exercised in 2025	8.87	5,862
Service Options expired in 2025	10.37	178,471
Service Options outstanding on December 31, 2025	9.35	11,889,848
Service Options exercisable on December 31, 2025	10.11	6,983,155
Weighted average remaining contract life (years)	6.93

Service Options outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1, 2024	9.87	7,757,974
Service Options granted in 2024	10.24	2,691,550
Service Options forfeited in 2024	11.25	202,520
Service Options exercised in 2024	9.92	91,844
Service Options expired in 2024	9.91	65,686
Service Options outstanding on December 31, 2024	9.94	10,089,474
Service Options exercisable on December 31, 2024	10.03	4,811,500
Weighted average remaining contract life (years)	7.41

Service Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1, 2023	10.07	6,129,160
Service Options granted in 2023	9.28	2,004,838
Service Options forfeited in 2023	9.70	326,895
Service Options exercised in 2023	9.96	12,832
Service Options expired in 2023	10.85	36,297
Service Options outstanding on December 31, 2023	9.87	7,757,974
Service Options exercisable on December 31, 2023	10.06	3,048,090
Weighted average remaining contract life (years)	8.41

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

The Company did not grant PSUs during the year ended December 31, 2025.

PSUs outstanding as of December 31, 2025:

	2025
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1, 2025	10.09	3,680,000
PSUs granted in 2025	—	—
PSUs forfeited in 2025	10.00	12,000
PSUs outstanding on December 31, 2025	10.10	3,668,000
PSUs exercisable on December 31, 2025	—	—
Weighted average remaining contract life (years)	4.60

PSUs outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1, 2024	10.08	3,642,000
PSUs granted in 2024	11.15	50,000
PSUs forfeited in 2024	10.00	12,000
PSUs outstanding on December 31, 2024	10.09	3,680,000
PSUs exercisable on December 31, 2024	—	—
Weighted average remaining contract life (years)	5.60

PSUs outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1, 2023	10.08	3,666,000
PSUs granted in 2023	—	—
PSUs forfeited in 2023	10.00	24,000
PSUs outstanding on December 31, 2023	10.08	3,642,000
PSUs exercisable on December 31, 2023	—	—
Weighted average remaining contract life (years)	6.55

Restricted Stock Units ("RSUs")

Under the 2025 Equity Plan, Immatics issues employee restricted stock units with a service requirement (“Restricted Stock Units”) to obtain shares of Immatics N.V. The Restricted Stock Units for all employees will vest in four equal annual installments upon satisfaction of service requirements. Restricted Stock Units are granted on a recurring basis. During the year ended December 31, 2025, the Company did not grant any Restricted Stock Units and no related expenses were recognized. In January 2026, the Company granted 1,055,080 Restricted Stock Units, which are accounted for using the respective grant date fair value.

Total share-based compensation expenses:

The Group recognized total employee-related share-based compensation expenses from all plans for the years ended December 31, 2025, 2024 and 2023 as set out below:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Research and development expenses	(7,538)	(9,587)	(11,972)
General and administrative expenses	(7,477)	(8,055)	(8,733)
Total share-based compensation	(15,015)	(17,642)	(20,705)

Additional outstanding awards fully vested

Immatics GmbH previously issued share-based awards to employees under different plans. As part of the initial listing on Nasdaq, all outstanding awards were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. These awards are fully vested and no additional expense is recognized.

Matching Stock Options outstanding as of December 31, 2025:

	2025
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1, 2025	10.00	1,315,798
Matching Stock Options forfeited in 2025	10.00	4,950
Matching Stock Options exercised in 2025	—	—
Matching Stock Options expired in 2025	10.00	20,166
Matching Stock Options outstanding on December 31, 2025	10.00	1,290,682
Matching Stock Options exercisable on December 31, 2025	10.00	1,290,682
Weighted average remaining contract life (years)	4.50

Matching Stock Options outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1, 2024	10.00	1,342,648
Matching Stock Options forfeited in 2024	—	—
Matching Stock Options exercised in 2024	10.00	25,938
Matching Stock Options expired in 2024	10.00	912
Matching Stock Options outstanding on December 31, 2024	10.00	1,315,798
Matching Stock Options exercisable on December 31, 2024	10.00	1,315,798
Weighted average remaining contract life (years)	5.50

Matching Stock Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1, 2023	10.00	1,348,004
Matching Stock Options forfeited in 2023	—	—
Matching Stock Options exercised in 2023	10.00	720
Matching Stock Options expired in 2023	10.00	4,636
Matching Stock Options outstanding on December 31, 2023	10.00	1,342,648
Matching Stock Options exercisable on December 31, 2023	10.00	1,342,648
Weighted average remaining contract life (years)	6.50

Converted Options outstanding as of December 31, 2025:

	2025
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1, 2025	2.90	477,842
Converted Options forfeited in 2025	1.50	2,275
Converted Options exercised in 2025	1.08	15,401
Converted Options expired in 2025	1.37	2,451
Converted Options outstanding on December 31, 2025	2.97	457,715
Converted Options exercisable on December 31, 2025	2.97	457,715
Weighted average remaining contract life (years)	2.00	—

Converted Options outstanding as of December 31, 2024:

	2024
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1, 2024	2.81	503,310
Converted Options forfeited in 2024	—	—
Converted Options exercised in 2024	1.22	23,207
Converted Options expired in 2024	1.24	2,261
Converted Options outstanding on December 31, 2024	2.90	477,842
Converted Options exercisable on December 31, 2024	2.90	477,842
Weighted average remaining contract life (years)	3.00

Converted Options outstanding as of December 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1, 2023	2.74	525,181
Converted Options forfeited in 2023	1.14	909
Converted Options exercised in 2023	1.24	20,951
Converted Options expired in 2023	0.85	11
Converted Options outstanding on December 31, 2023	2.81	503,310
Converted Options exercisable on December 31, 2023	2.81	503,310
Weighted average remaining contract life (years)	4.01

12.
Accounts receivables

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Receivables from collaboration agreements	6,099	5,857
Total	6,099	5,857

As of December 31, 2025 and 2024, no expected credit losses were recognized.

13.
Other current and non-current assets

Other current assets consist of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Prepaid expenses	12,920	12,048
Value added tax receivables	782	888
Other assets	14,870	6,310
Total	28,572	19,246

Prepaid expenses include expenses for the supply of lentiviral vector of €2.7 million of which €0.9 million are attributable to an upfront payment pursuant to the execution of a commercial supply agreement for anzu-cel as of December 31, 2025. Prepaid expenses also include expenses for licenses and software of €3.4 million as of December 31, 2025 and €3.6 million as of December 31, 2024 and prepaid maintenance expenses of €1.0 million as of December 31, 2025 and €1.2 million as of December 31, 2024.

The remaining prepaid expenses of €5.8 million as of December 31, 2025 and €7.2 million as of December 31, 2024 are mainly prepayments for clinical research organizations, insurance and other services.

Other assets include receivables from capital gains tax and tax research allowance of €13.0 million as of December 31, 2025 and €5.9 million as of December 31, 2024.

Other non-current assets consist of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Prepaid expenses	1,081	333
Other assets	769	917
Total	1,850	1,250

14.
Property, plant and equipment

Property, plant and equipment consist of the following:

(Euros in thousands)	Laboratory equipment	Computer equipment	Office equipment and installations	Lease hold improvements	Total
Cost as of January 1, 2024	30,266	6,710	4,223	25,413	66,612
Additions	7,101	763	709	4,306	12,879
Disposals	(5)	—	(8)	—	(13)
Currency translation differences	1,045	110	112	1,698	2,965
Cost as of December 31, 2024	38,407	7,583	5,036	31,417	82,443
Accumulated depreciation as of January 1, 2024	(15,750)	(4,157)	(2,533)	(425)	(22,865)
Additions	(4,172)	(877)	(730)	(2,847)	(8,626)
Disposals	3	—	7	—	10
Currency translation differences	(380)	(60)	(31)	(111)	(582)
Accumulated depreciation as of December 31, 2024	(20,299)	(5,094)	(3,287)	(3,383)	(32,063)
Net book value as of December 31, 2024	18,108	2,489	1,749	28,034	50,380
Cost as of January 1, 2025	38,407	7,583	5,036	31,417	82,443
Additions	3,747	928	471	1,102	6,248
Disposals	(5,367)	(3,046)	(1,774)	(330)	(10,517)
Currency translation differences	(2,426)	(222)	(227)	(3,425)	(6,300)
Cost as of December 31, 2025	34,361	5,243	3,506	28,764	71,874
Accumulated depreciation as of January 1, 2025	(20,299)	(5,094)	(3,287)	(3,383)	(32,063)
Additions	(4,450)	(1,062)	(480)	(3,039)	(9,031)
Disposals	4,812	3,014	1,757	184	9,767
Currency translation differences	920	126	80	438	1,564
Accumulated depreciation as of December 31, 2025	(19,017)	(3,016)	(1,930)	(5,800)	(29,763)
Net book value as of December 31, 2025	15,344	2,227	1,576	22,964	42,111

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €5.0 million for the year ended December 31, 2025, of which €0.6 million are in construction.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €8.7 million for the year ended December 31, 2024, of which €0.0 million are in construction.

The acquired property, plant and equipment include non-cash investments of €0.5 million and €0.8 million for the year ended December 31, 2025 and 2024, respectively.

The unpaid investments decreased from €0.8 million as of December 31, 2024 to €0.5 million as of December 31, 2025 which is accounted for in accounts payable.

Depreciation expenses consist of the following:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Research and development expenses	(6,911)	(6,600)	(2,419)
General and administrative expenses	(2,120)	(2,026)	(868)
Total	(9,031)	(8,626)	(3,287)

15.
Intangible assets

Intangible assets consist of the following:

(Euros in thousands)	Patents and licenses	Software licenses	Total
Cost as of January 1, 2024	2,052	1,060	3,112
Additions	202	6	208
Currency translation differences	113	7	120
Cost as of December 31, 2024	2,367	1,073	3,440
Accumulated amortization as of January 1, 2024	(629)	(960)	(1,589)
Additions	(104)	(78)	(182)
Currency translation differences	(33)	(7)	(40)
Accumulated amortization as of December 31, 2024	(766)	(1,045)	(1,811)
Net book value as of December 31, 2024	1,601	28	1,629
Cost as of January 1, 2025	2,367	1,073	3,440
Additions	247	—	247
Disposal	(183)	(574)	(757)
Currency translation differences	(229)	(13)	(242)
Cost as of December 31, 2025	2,202	486	2,688
Accumulated amortization as of January 1, 2025	(766)	(1,045)	(1,811)
Additions	(110)	(28)	(138)
Disposal	183	574	757
Currency translation differences	73	13	86
Accumulated amortization as of December 31, 2025	(620)	(486)	(1,106)
Net book value as of December 31, 2025	1,582	—	1,582

Amortization expenses consist of the following:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Research and development expenses	(79)	(98)	(115)
General and administrative expenses	(59)	(84)	(108)
Total	(138)	(182)	(223)

16.
Leases

Right-of-use assets consist of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Buildings	12,588	13,154
Vehicles	149	107
IT and telecommunication	49	71
Total	12,786	13,332

Lease liabilities consist of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Lease liabilities – current	2,757	2,851
Lease liabilities – non-current	12,878	13,352
Total	15,635	16,203

Additions related to new contracts and additions related to modifications of existing contracts to the right-of-use assets and liabilities were €3.3 million and €3.1 million for the year ended December 31, 2025 and 2024, respectively.

Currency translation differences included in right-of-use assets were €0.6 million and €0.4 million for the year ended December 31, 2025 and 2024, respectively.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense. Short-term leases are leases with a lease term of 12 months or less. Low-value assets have a value of less than €5 thousand.

Expenses related to right-of-use assets and lease liabilities consist of the following:

	Year ended December 31,
Depreciation expenses of right-of-use assets	2025	2024	2023
	(Euros in thousands)
Buildings	(3,137)	(3,213)	(3,265)
Laboratory equipment	—	(115)	(360)
Vehicles	(72)	(64)	(72)
IT and telecommunication	(22)	(25)	(26)
Total	(3,231)	(3,417)	(3,723)
Interest expenses from leases	(946)	(886)	(801)
Expenses relating to short-term leases	—	—	(1,548)
Expenses relating to low-value assets	(109)	(85)	(86)

The total cash payments for leases were €4.0 million, €4.2 million and €4.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, the Group has committed lease payments associated with lease liabilities of €15.6 million, of which €2.8 million will occur in the next 12 months. The remaining lease payments will occur between January 1, 2026 and June 30, 2033.

The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised.

The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount up to €27.8 million until 2043 for the year ended December 31, 2025 and up to €29.3 million until 2043 for the year ended December 31, 2024. For commitments for future lease payments, refer to Note 22.

17.
Accounts payables

Accounts payables consist of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Trade payables	340	10,112
Accrued liabilities	18,492	10,581
Total	18,832	20,693

Accounts payables are non-interest-bearing and are due within one year. The carrying amounts of accounts payables represent fair values due to their short-term nature.

18.
Other current liabilities

Other current liabilities consist of the following:

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Payroll tax	2,318	2,008
Income tax liability	32	1,761
Accrual for vacation and overtime	1,707	1,579
Other liabilities	1,550	1,457
Total	5,607	6,805

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

19.
Shareholders’ equity

As of December 31, 2025 and 2024, the total number of ordinary shares of Immatics N.V. outstanding is 134,071,432 and 121,550,169 with a par value of €0.01, respectively.

On December 08, 2025, the Group closed an offering of 12,500,000 ordinary shares with a public offering price of €8.58 ($10.00) per ordinary share. The Group received gross proceeds of €107.2 million ($125.0 million) less transaction costs of €7.0 million ($8.0 million), resulting in an increase in share capital of €125.0 thousand and share premium of €100.1 million.

Additionally, the number of ordinary shares increased by 21,263 during the year ended December 31, 2025, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €0.2 thousand and share premium of €60 thousand.

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

The main risks arising from the Group’s financial instruments are market risk and liquidity risk. The Board reviews and agrees on policies for managing these risks as summarized below. The Group also monitors the market price risk arising from all financial instruments.

Interest rate risk

The exposure of the Group to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits.

Regarding the liabilities shown in the Consolidated Statement of Financial Position, the Group is currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in euros and U.S. dollars and maintained with six financial institutions in Germany and two in the United States. Our accounts receivables are denominated in U.S. dollars.

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

The maximum default risk is €475.4 million and €610.3 million as of December 31, 2025 and 2024, respectively. These amounts consist of €345.9 million and €236.7 million cash and cash equivalents, €6.1 million and €5.9 million accounts receivables as well as €123.4 million and €367.7 million other financial assets as of December 31, 2025 and 2024, respectively.

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

Our cash and cash equivalents were €345.9 million as of December 31, 2025. Approximately 95% of our cash and cash equivalents were held in Germany, of which approximately 39% were denominated in euros and 61% were denominated in U.S. dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Additionally, we have short-term deposits classified as other financial assets denominated in euros in the amount of €45.6 million and U.S. dollars in the amount of €77.8 million as of December 31, 2025.

The Group recognized significant foreign exchange income and losses in 2025 and 2024, as Immatics N.V.’s and Immatics GmbH’s functional currency is euro, due to significant holdings of U.S. dollar amounts.

Cash and cash equivalents and other financial assets balances denominated in U.S. dollars held by entities with functional currency of euro are as follows:

Cash, cash equivalents and other financial assets of Immatics N.V. and Immatics GmbH held in USD

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Cash and cash equivalents	198,974	76,351
Other financial assets	77,792	268,423
Total assets exposed to the risk	276,766	344,774

Conversion rate EUR/USD as of December 31, 2025: 1/1.175

Sensitivity analysis of Immatics N.V. and Immatics GmbH for 2025:

	Conversion rate	Profit/(loss)	Carrying amount
	(Euros in thousands)
Euro weakens by 10% against U.S. dollars	1.2925	(25,161)	251,605
Euro strengthens by 10% against U.S. dollars	1.0575	30,752	307,517

In 2025, if the euro had weakened/strengthened by 10% against U.S. dollars by considering that all other variables held constant, the Group’s profit would have been €25.2 million lower/€30.8 million higher, resulting from foreign exchange on translation of U.S. dollar assets of Immatics N.V. and Immatics GmbH.

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

Sensitivity analysis of Immatics US, Inc. for 2025:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 10% against U.S. dollars	1.2925	(4,541)	45,408
Euro strengthen by 10% against U.S. dollars	1.0575	5,550	55,499

Sensitivity analysis of Immatics US, Inc. for 2024:

	Conversion rate	OCI	Carrying amount
	(Euros in thousands)
Euro weakens by 10% against U.S. dollars	1.1428	(7,395)	73,953
Euro strengthen by 10% against U.S. dollars	0.9350	9,039	90,387

Liquidity risk

The Group continuously monitors its risk to a shortage of funds. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises.

As of December 31, 2025, and 2024, the Group held the following funds to counteract liquidity risk.

	As of
	December 31, 2025	December 31, 2024
	(Euros in thousands)
Cash and cash equivalents	345,918	236,748
Short-term deposits	123,419	367,704
Total funds available	469,337	604,452

Market risk and currency risk of warrants

During the year ended December 31, 2025 and the year ended December 31, 2024 we were exposed to financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, our exposure to market risks results from the volatility of the warrants price. The Warrants were publicly traded at the Nasdaq Stock Exchange.

On July 1, 2025, the Company’s public warrants expired. As a result, the related warrant liabilities were derecognized from the Statement of Financial Position on that date, with a respective impact on the Statement of Profit or Loss for the year ended December 31, 2025.

Since the warrants expired during the year ended December 31, 2025, a reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to no impact in equity as of December 31, 2025. A reasonable increase/decrease in the warrant price by 10%, with all other variables held constant, would lead to a loss/gain before tax of €0.2 million with a corresponding effect in the equity as of December 31, 2024.

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. dollar while the functional currency of Immatics N.V. is euro.

If the euro had weakened/strengthened by 10% against U.S. dollars, with all other variables held constant, the Group’s gain/loss before tax would not have an effect in equity as of December 31, 2025, since the warrants expired during the year ended December 31, 2025.

If the euro had weakened/strengthened by 10% against U.S. dollars, with all other variables held constant, the Group’s gain/loss before tax would be €0.2 million/(€0.2 million) with a corresponding effect in the Statement of Profit or Loss as of December 31, 2024.

The risks associated with our warrants result in non-cash, non-operating financial statement effects and have no impact on the Company’s cash position, operating expenses or cash flows.

Capital management

The Group’s capital management objectives are designed primarily to finance our growth strategy.

The Group reviews the total amount of cash on a regular basis. As part of this review, the Group considers the total cash and cash equivalents and other financial assets, the cash outflow, currency translation differences and refinancing activities. The Group monitors cash using a burn rate. The cash burn rate is defined as the average monthly net cash flow from operating and investing activities during a financial year. In general, the aim is to maximize the financial resources available for further research and development projects. The Group is not subject to externally imposed capital requirements. The Group’s capital management objectives were achieved in the reporting year.

21.
Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements as of December 31, 2025 and 2024, respectively.

	Carrying amount per measurement category
	Financial assets as of December 31, 2025		Financial liabilities as of December 31, 2025
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2025
Current/non-current assets
Cash and cash equivalents	—	345,918	—	—	—	345,918
Short-term deposits*	—	123,419	—	—	—	123,419
Accounts receivables	—	6,099	—	—	—	6,099
Other current/non-current assets*	—	2,388	—	—	28,034	30,422
Current/non-current liabilities
Accounts payables	—	—	—	18,832	—	18,832
Other current liabilities	—	—	—	50	5,557	5,607
Lease liabilities	—	—	—	—	15,635	15,635
Total	—	477,824	—	18,882	49,226

	Carrying amount per measurement category
	Financial assets as of December 31, 2024		Financial liabilities as of December 31, 2024
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2024
Current/non-current assets
Cash and cash equivalents	—	236,748	—	—	—	236,748
Short-term deposits*	—	367,704	—	—	—	367,704
Accounts receivables	—	5,857	—	—	—	5,857
Other current/non-current assets*	—	1,244	—	—	19,252	20,496
Current/non-current liabilities
Accounts payables	—	—	—	20,693	—	20,693
Other current liabilities	—	—	—	50	6,755	6,805
Liabilities for warrants	—	—	1,730	—	—	1,730
Lease liabilities	—	—	—	—	16,203	16,203
Total	—	611,553	1,730	20,743	42,210

* “Short-term deposits” are classified within the balance sheet item “other financial assets”. Other current/non-current assets classified as financial instruments comprise mainly of deposits.

The book value of financial assets and liabilities other than lease liabilities and liabilities for warrants represent a reasonable approximation of the fair value.

All financial liabilities classified as "at fair value through profit or loss" are measured by using quoted prices in an active market for identical assets and liabilities (Level 1), respectively.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Profit or Loss as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders. The warrants expired on July 1, 2025.

The Group’s net results from financial instruments by measurement categories are disclosed below for the years ended December 31, 2025, 2024 and 2023, respectively.

	Year ended December 31,
(Euros in thousands)	2025	2024	2023
Financial assets at amortized cost	(17,544)	43,583	7,612
Financial liabilities at amortized cost	(946)	(886)	(802)
Financial liabilities at fair value through profit or loss	1,730	17,264	(2,079)
Total	(16,760)	59,961	4,731

The following table shows the changes of the liabilities from financing activities, classified as cash effective and non-cash effective as of December 31, 2025 and 2024, respectively.

(Euros in thousands)	January 1, 2025	Cash effective	Non-cash effective	December 31, 2025
Liabilities for warrants	1,730	—	(1,730)	—
Lease Liabilities	16,203	(2,959)	2,391	15,635
Total	17,933	(2,959)	661	15,635

(Euros in thousands)	January 1, 2024	Cash effective	Non-cash effective	December 31, 2024
Liabilities for warrants	18,993	—	(17,263)	1,730
Lease Liabilities	15,402	(2,012)	2,813	16,203
Total	34,395	(2,012)	(14,450)	17,933

22.
Commitments and contingencies

Contractual obligations for 2025 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,549	6,053	4,047	5,048	18,697
Other contractual obligations	5,540	1,928	815	—	8,283
Total	9,089	7,981	4,862	5,048	26,980

Contractual obligations for 2024 consist of the following:

	Payments due by year
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	3,698	5,742	4,765	5,468	19,673
Other lease obligations	349	761	792	1,902	3,804
Other contractual obligations	915	1,990	1,462	79	4,446
Total	4,962	8,493	7,019	7,449	27,923

Other lease obligations comprise of obligations for leases classified as short-term and low value as well as obligations for leases signed but not yet started.

Other contractual obligations comprise of obligations for contingent liabilities of contracts.

The warrants expired on July 1, 2025, five years after the completion of the ARYA Merger.

The Group is potentially liable to pay €0.8 million and €0.8 million to a third party upon successfully completing the milestone of the first clinical lead selection in connection with Immatics collaboration agreements as of December 31, 2025, and 2024, respectively. The Group does not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones.

23.
Related party disclosures

Key management personnel have been defined as the members of the Executive Committee of Immatics N.V.

Compensation of key management personnel consists of the following:

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands)
Fixed	4,310	3,848	3,611
Variable	1,803	1,733	1,818
Share-based compensation expenses	7,474	9,002	14,033
Total *	13,587	14,583	19,462

*including the compensation of (former) key personnel for the period of their services during the year ended December 31, 2025

Fixed and variable key management compensation represents short-term employee benefits.

For the year ended December 31, 2025, the Group entered into a commitment of a termination benefit of €0.3 million to key management personnel.

The non-executive members of the Board of the Group received a fixed fee.

Total compensation for the non-executive members of the Board amounted to €2.5 million in 2025:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Alise Reicin	Total
Board compensation	90	70	65	50	50	50	50	50	475
Share-based compensation expenses	239	239	239	239	239	236	239	307	1,977
Total	329	309	304	289	289	286	289	357	2,452

Total compensation for the non-executive members of the Board amounted to €2.6 million in 2024:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Alise Reicin	Total
Board compensation	85	68	63	48	48	48	48	21	429
Share-based compensation expenses	285	285	285	285	285	269	287	211	2,192
Total	370	353	348	333	333	317	335	232	2,621

Total compensation for the non-executive members of the Board amounted to €1.7 million in 2023:

(Euros in thousands)	Peter Chambré	Michael G. Atieh	Paul Carter	Heather L. Mason	Adam Stone	Mathias Hothum	Eliot Forster	Total
Board compensation	80	60	56	43	43	23	43	348
Share-based compensation expenses	203	203	203	203	203	97	206	1,318
Total	283	263	259	246	246	120	249	1,666

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and, in addition, performance-based options to its management upon closing of the ARYA Merger. This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). At the Annual General Meeting on June 18, 2025, Immatics shareholders approved the Company’s 2025 stock option and incentive plan (“2025 Equity Plan”). The Equity Plans allow the company to grant additional options.

Under the 2020 Equity Plan, the 2022 Equity Plan, the 2024 Equity Plan and the 2025 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based quarterly vesting schedule with a one-year cliff period. Under the 2022 Equity Plan and the 2024 Equity Plan, service options granted based on initial election to the Board will vest on a three-year time-based quarterly vesting schedule and annual service options for members of the Board will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value. The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ Directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Executive Director
Harpreet Singh	Performance-based options	June 30, 2020	1,598,000	10.00	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10.00	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10.00	June 30, 2030
Harpreet Singh	Converted Stock options	June 30, 2020	30,939	1.06	July 1, 2027
Harpreet Singh	Converted Stock options	June 30, 2020	145,371	1.17	January 1, 2028
Harpreet Singh	Service options	December 17, 2020	168,000	9.70	December 17, 2030
Harpreet Singh	Service options	December 9, 2021	168,000	11.00	December 9, 2031
Harpreet Singh	Service options	June 14, 2022	135,000	7.94	June 14, 2032
Harpreet Singh	Service options	December 13, 2022	388,000	9.75	December 13, 2032
Harpreet Singh	Service options	December 5, 2023	390,000	9.06	December 5, 2033
Harpreet Singh	Service options	December 3, 2024	300,000	8.06	December 3, 2034
Non-executive Directors
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10.00	June 30, 2030
Peter Chambré	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Peter Chambré	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Peter Chambré	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Peter Chambré	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Peter Chambré	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Peter Chambré	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Adam Stone	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Adam Stone	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Adam Stone	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Adam Stone	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Adam Stone	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Adam Stone	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Heather L. Mason	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Heather L. Mason	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Heather L. Mason	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Heather L. Mason	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Heather L. Mason	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Heather L. Mason	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Michael G. Atieh	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Michael G. Atieh	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Michael G. Atieh	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Michael G. Atieh	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Michael G. Atieh	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Michael G. Atieh	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Paul Carter	Service options	June 30, 2020	25,000	10.00	June 30, 2030
Paul Carter	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Paul Carter	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Paul Carter	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Paul Carter	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Paul Carter	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2030
Eliot Forster	Service options	December 9, 2021	15,000	11.00	December 9, 2031
Eliot Forster	Service options	June 14, 2022	25,000	7.94	June 14, 2032
Eliot Forster	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Eliot Forster	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Eliot Forster	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Mathias Hothum	Service options	June 27, 2023	25,000	11.41	June 27, 2033
Mathias Hothum	Service options	June 25, 2024	40,000	12.00	June 25, 2034
Mathias Hothum	Service options	June 24, 2025	41,500	5.44	June 24, 2035
Alise Reicin	Service options	July 29, 2024	60,000	12.08	June 29, 2034
Alise Reicin	Service options	June 24, 2025	41,500	5.44	June 24, 2035

In 2025, an additional aggregate of 561,000 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel who are members of the Executive Committee but not Directors. Certain key management personnel were also participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan).

Until December 31, 2025, no options granted to directors and executive officers were forfeited or exercised. Refer to section “11. Share-based payments” regarding further details of the Group’s share-based compensation.

There are no outstanding balances, including commitments, other than the above mentioned with related parties.

The Group did not enter into transactions with related parties in 2025, 2024 and 2023 other than the mentioned compensation contracts.

24.
Earnings and Loss per Share

The Group reported basic and diluted loss and earnings per share during the year ended December 31, 2025, 2024 and 2023. Basic earnings and loss per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period.

Diluted earnings and loss per share for the year ended December 31, 2025 are calculated by adjusting the weighted average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price for the year ended December 31, 2025 are excluded from the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the year ended December 31, 2025. Therefore all instruments under the 2020, 2022, 2024 and 2025 Equity Plan are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding.

The 7,187,500 Immatics Warrants issued in 2020 expired on July 1, 2025. During the year ended December 31, 2025 the warrants had an exercise price exceeding the Group’s weighted average share price and are therefore not included in the calculation.

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

	Year ended December 31,
	2025	2024	2023
	(Euros in thousands, except share and per share data)
Numerator:
Net Profit/(loss)	(196,447)	15,218	(94,649)
Adjustments of profit or loss	—	—	—
Net Profit/(loss) available to common shareholders	(196,447)	15,218	(94,649)

Denominator:
Weighted average shares outstanding - Basic	122,348,434	105,744,929	80,546,682
Effect of potentially dilutive warrants / shares option	—	1,050,171	—
Weighted average shares outstanding - Diluted	122,348,434	106,795,100	80,546,682

Earning/(Loss) per share - Basic	(1.61)	0.14	(1.18)
Earning/(Loss) per share - Diluted	(1.61)	0.14	(1.18)

25.
Events occurring after the reporting period

The Company evaluated further subsequent events for recognition or disclosure through March 5, 2026 and did not identify additional material subsequent events.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: March 5, 2026

Immatics N.V.
By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer and Managing Director